As filed with the Securities and Exchange Commission on August 15, 2001
Registration No. 333-63826

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MOTIENT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	4812	93-0976127

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10802 Parkridge Boulevard

Reston, VA 20191-5416
(703) 758-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David H. Engvall

Vice President, General Counsel and Secretary
Motient Corporation
10802 Parkridge Boulevard
Reston, VA 20191-5416
(703) 758-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan L. Dye Suzanne A. Barr Hogan & Hartson L.L.P. 555 13th Street, N.W. Washington, D.C. 20004 (202) 637-5600	Gregory A. Fernicola David J. Friedman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

QUESTIONS & ANSWERS ABOUT THE MOTIENT/RARE MEDIUM MERGER
SUMMARY
The Companies
Special Meeting of Motient Stockholders
Special Meeting of Rare Medium Stockholders
The Merger
Note Purchase Agreement (page )
Board of Directors’ Recommendations
Opinions of Financial Advisors
Motient’s Proposed One-for-Ten Reverse Stock Split
Recent Developments
Comparative Per Share Data (unaudited)
Comparative Market Data
RISK FACTORS
FORWARD LOOKING STATEMENTS
THE MOTIENT SPECIAL MEETING
Date, Time and Place; Matters to Be Considered
Proxies
Solicitation of Proxies
Record Date and Voting Rights
Recommendation of the Motient Board of Directors
THE RARE MEDIUM SPECIAL MEETING
Date, Time and Place; Matters to be Considered
Proxies
Solicitation of Proxies
Record Date and Voting Rights
Determination of the Rare Medium Special Committee; Recommendation of the Rare Medium Board of Directors
THE MERGER
General
Background of the Merger
Determination of the Special Committee of the Board of Directors of Rare Medium and Recommendation of the Rare Medium Board of Directors; Reasons for the Merger
Opinion of the Rare Medium Financial Advisor
Recommendation of the Motient Board of Directors and Reasons for the Merger
Opinion of the Motient Financial Advisor
Implied Premium/(Discount) per Share of Rare Medium Common Stock
Interests of Rare Medium Management in the Merger
Interests of Motient Management in the Merger
Accounting Treatment
Listing on The Nasdaq Stock Market
Governmental and Regulatory Approvals
Certain U.S. Federal Income Tax Consequences
Restrictions on Resales by Affiliates
Appraisal Rights of Dissenting Stockholders
Treatment of Rare Medium Options and Warrants
TERMS OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS
General
The Merger
Conversion of Rare Medium Common Stock and Preferred Stock; Treatment of Options and Warrants
Exchange of Certificates; Fractional Shares
Repayment of Debt; Purchase of Loans and Commitments and Assumption of Guarantees by Holders of Preferred Stock of Rare Medium
Effective Time
Representations and Warranties
Conduct of Business of Rare Medium and Motient Pending the Merger
No Solicitation
Exchange Rights
Employee Benefits
Covenants Relating to XM Radio
Additional Agreements
Additional Agreements of Rare Medium
Directors’ and Officers’ Insurance and Indemnification
Employee Plans
Exemption from Liability Under Section 16(b) of the Securities Exchange Act
Conditions To Consummation of the Merger
Termination of the Merger Agreement
Expenses; Termination Fee
Amendment and Waiver
Amendments to Merger Agreement
Voting Agreements
Secured Promissory Notes
Registration Rights Agreement
INFORMATION ABOUT MOTIENT AND MR ACQUISITION CORP.
MOTIENT SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
PRO FORMA FINANCIAL DATA
NOTES TO PRO FORMA FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MOTIENT
MANAGEMENT OF MOTIENT
STOCK OWNERSHIP OF MANAGEMENT, DIRECTORS AND MORE THAN 5% STOCKHOLDERS OF MOTIENT
INFORMATION ABOUT RARE MEDIUM
SELECTED FINANCIAL DATA OF RARE MEDIUM
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RARE MEDIUM
MANAGEMENT OF RARE MEDIUM
STOCK OWNERSHIP OF MANAGEMENT, DIRECTORS AND MORE THAN 5% STOCKHOLDERS OF RARE MEDIUM
MOTIENT CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS
PROPOSAL 1(B): RESTATED CERTIFICATE OF INCORPORATION OF MOTIENT TO INCREASE AUTHORIZED CAPITAL STOCK
PROPOSAL 2: ISSUANCE OF MOTIENT SECURITIES
PROPOSAL 3: AMENDMENT TO MOTIENT EMPLOYEE STOCK PURCHASE PLAN
PROPOSAL TO RARE MEDIUM STOCKHOLDERS
LEGAL MATTERS
EXPERTS
OTHER MATTERS
SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
APPENDIX A —AGREEMENT AND PLAN OF MERGER, AS AMENDED
APPENDIX B —OPINION OF J.P. MORGAN SECURITIES INC., DATED AS OF MAY 14, 2001
APPENDIX C —OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION, DATED AS OF MAY 14, 2001
APPENDIX E —MOTIENT EMPLOYEE STOCK PURCHASE PLAN
Opinion Of General Counsel Of Motient Corporation
Consent Of Arthur Andersen LLP
Consent Of KPMG LLP (New York)
Consent Of KPMG LLP
Ex-23.6 CONSENT OF CREDIT SUISSE FIRST BOSTON CORP

Subject to completion, dated August 15, 2001

[LOGO]	[LOGO]

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

      The boards of directors of Motient Corporation and Rare Medium Group, Inc. have approved a merger agreement which provides for the strategic merger of the two companies. We believe the addition of Rare Medium to Motient will create a stronger and more competitive company with potential for long-term growth, enhanced services and increased revenues. As part of the merger, each holder of Rare Medium common stock will receive one-tenth of a share of Motient Series A preferred stock for each share of Rare Medium common stock held. Each share of Motient Series A preferred stock will automatically convert into 6.4 shares of Motient common stock if the volume weighted average trading price of the Motient common stock equals or exceeds $3.125 for ten consecutive trading days. Motient has applied to the Nasdaq Stock Market to have the Motient Series A preferred stock approved for quotation on the Nasdaq National Market under the symbol “MTNTP” and Motient’s common stock is currently quoted on the Nasdaq National Market under the symbol “MTNT.”

      We cannot complete the merger unless the stockholders of both companies adopt the proposals presented in this document that are required for the merger. Each company will hold a special meeting of stockholders to vote on these matters. Whether or not you plan to attend your stockholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card or by voting by telephone or through the Internet as instructed on the proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the proposals presented at your stockholders’ meeting. If you do not return your card or you do not vote by telephone or through the Internet or you do not instruct your broker how to vote any shares held for you in “street name,” it will have the same effect as a vote against each of the proposals presented to you that requires a vote of a majority of the outstanding shares.

      This document provides you with detailed information about these meetings and the proposed merger. You can also get information from publicly available documents filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 15.

      We strongly support this combination of our companies and join with our boards of directors in strongly recommending that you vote in favor of the proposals presented in this joint proxy statement/prospectus.

      The dates, times and places of the meetings are as follows:

For Motient Stockholders:	For Rare Medium Stockholders:
[Date, Time] [Hotel/ Conference Center] [Street Address] [City, State]	[Date, Time] [Hotel/ Conference Center] [Street Address] [City, State]
Gary M. Parsons Chairman of the Board Motient Corporation	Glenn S. Meyers Chairman of the Board Rare Medium Group, Inc.

EACH VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                , 2001

and it is first being mailed on or about                , 2001.

[LOGO]
MOTIENT CORPORATION
10802 Parkridge Boulevard
Reston, Virginia 20191-5416
(703) 758-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD AT 10:00 A.M. ON              , 2001
Reston, Virginia
            , 2001

     We will hold a special meeting of stockholders of Motient Corporation, a Delaware corporation, on              , 2001 at 10:00 a.m., local time, at                     , Reston, Virginia, for the following purposes:

1.	to consider and vote upon two proposals to adopt one restated certificate of incorporation of Motient that effects the following two separate amendments:

(A)	to create (1) a class of non-voting common stock, (2) a series of preferred stock designated as Series A voting convertible preferred stock and (3) a series of preferred stock designated as Series A non-voting convertible preferred stock, and

(B)	to increase the authorized capital stock from 150.2 million to 300 million shares,

2.	to consider and vote upon a proposal to approve the issuance of:

•	shares of Motient Series A preferred stock, Motient stock options and Motient warrants pursuant to the Agreement and Plan of Merger by and among Motient Corporation, MR Acquisition Corp., a wholly-owned subsidiary of Motient Corporation, and Rare Medium Group, Inc., dated as of May 14, 2001, as amended, and

•	shares of Motient’s Series A preferred stock and Series A non-voting preferred stock, common stock and non-voting common stock upon the exercise or conversion of Motient’s shares of Series A preferred stock, stock options and warrants issued pursuant to the merger agreement,

3.	to consider and vote upon a proposal to approve an amendment to the Motient Employee Stock Purchase Plan to increase the authorized number of shares of Motient common stock reserved for issuance under the plan by 600,000 shares to an aggregate of 1.2 million shares,

4.	to consider and vote upon a proposal to adopt an amendment to the certificate of incorporation of Motient to effect a one-for-ten reverse stock split, and

5.	to transact any other business that may properly come before the special meeting.

     Only holders of record of Motient common stock at the close of business on              , 2001, which has been fixed as the record date of the special meeting, are entitled to notice of, and will be entitled to vote at, the special meeting and any adjournments or postponements of the special meeting. Each share of Motient common stock will entitle the record holder to one vote on each matter put to a vote at the special meeting. A list of stockholders entitled to receive notice of and vote at the special meeting will be available for examination by Motient stockholders at the offices of the General Counsel of Motient, located at 10802 Parkridge Boulevard, Reston, Virginia 20191, during ordinary business hours for the 10-day period before the special meeting. This list will also be available at the meeting.

     The board of directors of Motient has unanimously determined that Proposals 1 through 4 are advisable and in the best interests of the holders of Motient common stock. The board of directors of Motient unanimously recommends that you vote “FOR” the approval and adoption of Proposals 1 through 4.

     THE APPROVAL OF EACH OF PROPOSALS 1(A), 1(B) AND 2 IS REQUIRED FOR THE MERGER TO BE COMPLETED, AND UNLESS EACH OF PROPOSALS 1(A), 1(B) AND 2 ABOVE IS APPROVED, NONE OF PROPOSALS 1(A), 1(B) AND 2 WILL BECOME EFFECTIVE. PROPOSAL 3 IS UNRELATED TO THE MERGER AND, IF APPROVED, WILL TAKE EFFECT WHETHER OR NOT THE MERGER IS COMPLETED. IF PROPOSAL 4 IS NOT APPROVED, MOTIENT COMMON STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET AND THE MERGER MAY NOT OCCUR. IF APPROVED, PROPOSAL 4 WILL TAKE EFFECT WHETHER OR NOT THE MERGER IS COMPLETED.

     Stockholders of Motient holding approximately 24.7% of the outstanding shares of Motient common stock have agreed to vote all of their shares in favor of each of Proposals 1(A), 1(B) and 2.

BY ORDER OF THE BOARD OF DIRECTORS

Gary M. Parsons
Chairman of the Board

Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us or by voting by telephone or through the Internet as instructed on the proxy card. If you attend the special meeting, you may vote in person, even if you have previously returned your proxy card or voted by telephone or through the Internet.

[LOGO]
RARE MEDIUM GROUP, INC.
565 Fifth Avenue
29th Floor
New York, New York 10017
(212) 883-6940

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD AT       A.M. ON                , 2001

      We will hold a special meeting of stockholders of Rare Medium Group, Inc., a Delaware corporation, at       a.m., local time on                , 2001 at                       , New York, New York for the following purposes:

1.	to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger by and among Motient Corporation, MR Acquisition Corp., a wholly-owned subsidiary of Motient Corporation, and Rare Medium Group, Inc., dated as of May 14, 2001, as amended, as more fully described in this joint proxy statement/prospectus, and

2.	to transact any other business as may properly come before the special meeting.

      The board of directors has fixed                , 2001 as the record date for determination of stockholders entitled to notice of, and to vote at, the meeting, and only holders of Rare Medium stock of record at the close of business on that day will be entitled to vote.

      A complete list of stockholders entitled to vote at the special meeting will be available at the offices of Rare Medium during ordinary business hours for the 10-day period before the special meeting for examination by any stockholder for any purpose germane to the meeting. This list will also be available at the meeting.

      Whether or not you expect to be present at the meeting, please fill in, date, sign and return the enclosed proxy, which is solicited by the management of Rare Medium. The shares represented by the proxy will be voted according to your specified response. The proxy is revocable and will not affect your right to vote in person if you attend the meeting.

      Stockholders of Rare Medium holding shares representing approximately 31% of the outstanding votes entitled to be cast have agreed to vote all of their shares in favor of the approval and adoption of the merger agreement.

      Each of the special committee of the board of directors, which consists solely of directors who are not officers of Rare Medium and not affiliated with the holders of Rare Medium preferred stock, and the board of directors of Rare Medium has unanimously determined that the terms of the merger are in the best interests of Rare Medium and are advisable, fair to and in the best interests of the holders of Rare Medium common stock. The board of directors of Rare Medium unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement.

      The merger is described in the accompanying joint proxy statement/ prospectus, which you are urged to read carefully. In addition, you may obtain information about Rare Medium from documents that Rare Medium has filed with the Securities and Exchange Commission. A copy of the merger agreement, as amended, is attached as Appendix A to the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors

Glenn S. Meyers
Chairman of the Board

New York, New York

               , 2001

Page

SUMMARY	1

The Companies	1

Special Meeting of Motient Stockholders	1

Special Meeting of Rare Medium Stockholders	2

The Merger	3

Registration Rights Agreement

Note Purchase Agreement	6

Board of Directors’ Recommendations	6

Opinions of Financial Advisors	7

Differences in the Rights of Stockholders

Motient’s Proposed One-for-Ten Reverse Stock Split	8

Recent Developments	9

Comparative Per Share Data	11

Comparative Market Data	12

Ratio of Earnings to Fixed Charges	14

RISK FACTORS	15

FORWARD LOOKING STATEMENTS	35

THE MOTIENT SPECIAL MEETING	36

Date, Time and Place; Matters to Be Considered	36

Proxies	36

Solicitation of Proxies	37

Record Date and Voting Rights	37

Recommendation of the Motient Board of Directors	38

THE RARE MEDIUM SPECIAL MEETING	40

Date, Time and Place; Matters to be Considered	40

Proxies	40

Solicitation of Proxies	40

Record Date and Voting Rights	41

Determination of the Rare Medium Special Committee; Recommendation of the Rare Medium Board of Directors	41

THE MERGER	43

General	43

Background of the Merger	44

Determination of the Special Committee of the Board of Directors of Rare Medium and Recommendation of the Rare Medium Board of Directors; Reasons for the Merger	55

Opinion of the Rare Medium Financial Advisor	58

Recommendation of the Motient Board of Directors and Reasons for the Merger	65

Opinion of the Motient Financial Advisor	67

Interests of Rare Medium Management in the Merger	76

Interests of Motient Management in the Merger	78

Accounting Treatment	79

Listing on The Nasdaq Stock Market	79

Governmental and Regulatory Approvals	79

Certain U.S. Federal Income Tax Consequences	80

Restrictions on Resales by Affiliates	81

Appraisal Rights of Dissenting Stockholders	82

Treatment of Rare Medium Options and Warrants	82

TERMS OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS	85

General	85

The Merger	85

Conversion of Rare Medium Common Stock and Preferred Stock; Treatment of Options and Warrants	86

Exchange of Certificates; Fractional Shares	88

Repayment of Debt; Purchase of Loans and Commitments and Assumption of Guarantees by Holders of Preferred Stock of Rare Medium	90

Effective Time	90

Representations and Warranties	91

Conduct of Business of Rare Medium and Motient Pending the Merger	93

No Solicitation	99

Exchange Rights	101

Employee Benefits	101

Covenants Relating to XM Radio	101

Additional Agreements	102

Additional Agreements of Rare Medium	102

Directors’ and Officers’ Insurance and Indemnification	102

Employee Plans	103

i

QUESTIONS & ANSWERS ABOUT THE MOTIENT/RARE MEDIUM MERGER

Q:	What will happen in the merger?

A:	In the merger, Motient will acquire Rare Medium. After the merger, the current stockholders of Motient will own approximately 55% of Motient and the former holders of Rare Medium common stock will own approximately 45% of Motient, based on the number of shares of common stock of both companies outstanding on the record dates for each company’s special meeting.

Q:	Why are the companies proposing the transaction?

A:	We believe that the combination of Rare Medium’s services and assets with Motient’s existing core business will create a combined company with opportunities to develop a more diverse product offering, including the ability to offer business customers more complete wireless communications solutions that could stimulate growth in both businesses and address Motient’s funding needs.

Q:	What will stockholders receive when the merger occurs?

A:	Rare Medium Stockholders. Holders of Rare Medium common stock will receive shares of Motient Series A preferred stock for their Rare Medium common stock. Please see the Summary that follows these Questions & Answers for more detailed information on the merger exchange ratio, the terms of Motient’s Series A preferred stock and the consideration to be received by holders of Rare Medium preferred stock in the merger.

Motient Stockholders. After the merger, each Motient stockholder will continue to hold the same number of Motient shares he or she now owns. These shares will, however, represent a smaller proportion of the outstanding shares of the combined company.

Q:	What should I do now?

A:	You should carefully read and consider the information contained in this joint proxy statement/prospectus. You should then complete and sign your proxy card and return it in the enclosed return envelope as soon as possible so that your shares will be represented at your company’s special meeting of the stockholders. You may also vote in person at the special meeting, or you may vote your shares by telephone or through the Internet by following the instructions provided on the enclosed proxy card.

Q:	Should I send in my Rare Medium stock certificate now?

A:	No, you should not send in your stock certificate with your proxy. After the merger is completed, Motient will send instructions to former Rare Medium stockholders on how to exchange their Rare Medium stock certificates for Motient stock certificates. Motient stockholders will not exchange their shares.

Please do not send any stock certificates at this time.

Q:	Can I change my vote after I have mailed the proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy by notifying the corporate secretary of the relevant company in writing or by submitting a new proxy card after the date of the proxy being revoked. In addition, you may also revoke your proxy by attending the special meeting and voting in person. Simply attending the special meeting will not revoke your proxy. If you instruct a broker to vote your shares, you must follow the instructions received from your broker to change your vote.

Q:	When do the companies expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. We plan to complete the merger promptly after the special meetings of the stockholders. If the merger is not completed by November 15, 2001, then each of Motient and Rare Medium has a right to terminate the merger agreement.

Q:	Whom should I call if I have questions?

A:	Rare Medium stockholders who have questions about the merger or the Rare Medium merger proposal may call at ( ) .

Motient stockholders who have questions about the merger or the Motient proposals may call at ( ) .

*****

SUMMARY

      This document is a prospectus of Motient and a joint proxy statement of Motient and Rare Medium. You should carefully read the entire joint proxy statement/ prospectus and the other documents to which this document refers you including the documents described in “Where You Can Find More Information.” Except where specifically indicated, information in this joint proxy statement/ prospectus does not reflect the effects of the reverse stock split included as Proposal 4 in this joint proxy statement/ prospectus.

The Companies

Motient Corporation
10802 Parkridge Boulevard
Reston, Virginia 20191-5416
(703) 758-6000

      Motient is a provider of two-way, wireless data services and mobile Internet services. Motient’s network and applications are used by its customers for email messaging and dispatch and voice communications services, enabling businesses, mobile workers and consumers to transfer electronic information and messages and access corporate databases and the Internet. Motient’s network is designed to offer wireless data services such as:

•	two-way mobile email services, such as Motient’s eLink(sm) wireless email service and Blackberry™ by Motient wireless email;

•	telemetry systems that connect remote equipment, such as wireless point-of-sale terminals, with a central monitoring facility;

•	mobile data and call dispatch fleet management systems used by large field service organizations; and

•	point-to-multi-point voice communications systems.

      Motient offers two categories of wireless service: terrestrial data services, including eLink wireless email, and satellite voice and dispatch services.

Rare Medium Group, Inc.

Rare Medium Group, Inc.
565 Fifth Avenue
29th Floor
New York, New York 10017
(212) 883-6940

      Rare Medium is an Internet-focused company that provides Internet professional services to companies, and in the past has developed, managed and operated companies in selected Internet-focused market segments, and selectively invests in companies in which Rare Medium has previously taken strategic equity positions or that Rare Medium believes possess superior business models and are strategic to Rare Medium’s business.

Special Meeting of Motient Stockholders
(page   )

      The special meeting of Motient stockholders will be held on   , 2001 at 10:00 a.m., local time, at   , Reston, Virginia 20191. At the special meeting, you will be asked to vote upon proposals to:

(1) adopt a restated certificate of incorporation of Motient that consists of the following two separate amendments:

(A)	creating

(1)	a class of non-voting common stock,

(2)	a series of preferred stock designated as Series A voting convertible preferred stock, and

(3)	a series of preferred stock designated as Series A non-voting convertible preferred stock, and

(B)	increasing the authorized capital stock from 150.2 million to 300 million shares;

(2) approve the issuance of shares of Motient Series A preferred stock, Motient stock options and Motient warrants in the merger and the underlying shares of Motient’s Series A preferred stock, Series A non-voting preferred stock, common stock and non-voting common stock issuable upon conversion and/or exercise of Motient securities issued in the merger;

(3) approve an amendment to the Motient Employee Stock Purchase Plan to increase the authorized number of shares of Motient common stock reserved for issuance under the plan; and

(4) adopt an amendment to the certificate of incorporation of Motient to effect a one-for-ten reverse stock split.

      You can vote, or submit a proxy to vote, at the special meeting if you were a record holder of Motient common stock at the close of business on   , 2001. You can vote your shares by attending the meeting and voting in person. You can also vote your shares by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope or by voting by telephone or through the Internet as instructed on the proxy card. You can revoke your proxy at any time before it is exercised.

Vote Required (page   )

      For the proposals to be approved,

•	holders of at least a majority of all of the outstanding shares of Motient common stock must approve each of Proposals 1(A), 1(B) and 4,

•	holders of at least a majority of all the votes cast, in person or by proxy, must approve Proposal 2, and

•	holders of at least a majority of the total votes present in person or by proxy and entitled to vote on Proposal 3 must approve Proposal 3.

The approval of each of Proposals 1(A), 1(B) and 2 is required for Motient to consummate the merger and unless each of the three proposals is approved, none of the three proposals will become effective. Proposal 3 is unrelated to the merger and, if approved, will take effect whether or not the merger is completed. Proposal 4 will take effect whether or not the merger is completed. However, if Proposal 4 to effect the reverse stock split is not approved, Motient’s common stock may be delisted from the Nasdaq National Market and the merger may not occur.

There were             shares of Motient common stock outstanding as of           , 2001. Each holder of Motient common stock is entitled to one vote per share with respect to all matters on which a vote is to be taken at the special meeting.

      Stockholders owning 12,339,998 shares of Motient common stock, representing approximately 24.7% of the outstanding shares of Motient common stock eligible to vote at the special meeting, have agreed to vote in favor of the proposals to adopt the restated certificate of incorporation, the creation of new classes of stock and the increase in authorized capital stock, and the proposal to approve the issuance of Motient securities in the merger.

      Motient’s directors and executive officers, and their respective affiliates, are entitled collectively to cast 1,162,449 votes at the special meeting, representing approximately 2.3% of the total votes entitled to be cast at the Motient special meeting, none of which is covered by the voting agreements.

Special Meeting of Rare Medium Stockholders
(page   )

      The special meeting of Rare Medium stockholders will be held on           , 2001 at           a.m., local time, at           , New York, New York. At the special meeting, you will be asked to vote to approve and adopt the merger agreement.

      You can vote, or submit a proxy to vote, at the special meeting if you were a record holder of Rare Medium common stock at the close of business on           , 2001. You can vote your shares by attending the meeting and voting in person. You can also vote your shares by marking the enclosed proxy card with your vote, signing it and mailing it in the enclosed return envelope or by voting by telephone or through the Internet as instructed on the proxy card. You can revoke your proxy at any time before it is exercised.

Vote Required (page   )

      The approval of at least a majority of the votes entitled to be cast by all holders of Rare Medium common stock and preferred stock and the consent of the holders of a majority of the outstanding shares of Rare Medium preferred stock are required to adopt the merger agreement. There were           shares of Rare Medium common stock outstanding as of           , 2001 and            shares of Rare Medium preferred stock outstanding as of           , 2001. Each holder of Rare Medium common stock is entitled to one vote per share with respect to all matters on which a vote is to be taken at the special meeting. Each holder of Rare Medium preferred stock is entitled to the number of votes which the holder would have had if the holder converted its shares of preferred stock into Rare Medium common stock immediately prior to the record date for the special meeting. In the aggregate, the Rare Medium preferred stock entitles its holders to cast a total of 9,750,000 votes.

      Stockholders owning 12,709,499 shares of Rare Medium common stock and all of the 1,014,848 outstanding shares of Rare Medium preferred stock, collectively representing approximately 31% of the votes entitled to be cast at the special meeting, have agreed to vote their shares in favor of the merger agreement.

      Rare Medium’s directors and executive officers, and their respective affiliates, are entitled collectively to cast 22,476,165 votes at the special meeting, representing approximately 31% of the total votes entitled to be cast at the Rare Medium special meeting. These shares include the shares covered by the voting agreements.

The Merger (page   )

      The merger agreement provides that Motient will acquire Rare Medium by merger, with Rare Medium becoming a wholly-owned subsidiary of Motient. Motient and Rare Medium plan to complete the merger promptly after the special meetings of stockholders.

      The merger agreement, as amended, is included as Appendix A to this joint proxy statement/ prospectus. It is the legal document that governs the merger.

What Rare Medium Stockholders Will Receive in the Merger (page   )

      If the merger is completed as proposed, holders of Rare Medium’s common stock will receive one-tenth of a share of Motient Series A preferred stock for each share of Rare Medium common stock held. Each share of Motient Series A preferred stock:

•	will have a liquidation preference of $20,

•	will be convertible at any time into 6.4 shares of Motient common stock, and

•	will automatically convert into 6.4 shares of Motient common stock if the volume weighted average trading price of Motient common stock equals or exceeds $3.125 for ten consecutive trading days.

Only whole shares of Motient Series A preferred stock will be issued in the merger. Holders of Rare Medium common stock will receive cash payments instead of fractional shares that would otherwise be issued.

      Holders of Rare Medium’s preferred stock will receive, in the aggregate, the following:

•	9 million shares of Class A common stock of XM Satellite Radio Holdings Inc. owned by Motient;

•	a cash payment currently expected to be approximately $13 to $16 million, to be applied to purchase Motient’s bank loans as described below; and

•	if the value of the XM Radio stock plus the cash payment is worth less than $115 million, three-year secured promissory notes with an aggregate principal amount equal to the deficiency, bearing interest at 12% per year.

The value of the XM Radio stock will be based on its volume weighted average trading price on the Nasdaq National Market for the ten consecutive trading days ending on the trading day prior to the day the merger closes. Assuming the cash payment equals $13 million, these notes will not be issued unless the trading price of the XM Radio stock is less than $11.34.

      The following tables show information about the approximate value of the consideration to be received in the merger in exchange for shares of Rare Medium common stock and Rare Medium preferred stock. The information is based on:

•	the closing price of Motient common stock on August 10, 2001 of $0.58 per share,

•	the closing price of XM Radio stock on August 10, 2001 of $13.58 per share,

•	the conversion rate of Motient Series A preferred stock into Motient common stock,

•	the assumption that Motient Series A preferred stock has a value at least equivalent to the shares of Motient common stock into which it is convertible, and

•	the assumption that the cash payment to the holders of Rare Medium preferred stock will be $13 million.

      Based on these assumptions, the aggregate value of the consideration to be received in the merger is $158,854,000 to be apportioned as follows:

Value of Merger Consideration to be Received for Common Stock

	Per share value	Aggregate value

Shares held by the holders of Rare Medium preferred stock	$0.37	$4,702,514

Shares held by all other stockholders	$0.37	$18,931,486

Total		$23,634,000

Aggregate Value of Merger Consideration to be Received for Preferred Stock

XM Radio stock	$122,220,000

Cash payment	$13,000,000

Note	$—

Total	$135,220,000

      At the closing of the merger, holders of Rare Medium’s preferred stock will use the cash payment they receive in the merger to purchase outstanding loans and commitments to issue additional loans from the bank lenders under Motient’s revolving credit facility. The purchased loans and commitments are currently guaranteed by Baron Capital Partners L.P. and Singapore Telecommunications Ltd. In connection with the purchase, these guarantees will be terminated and replaced by guarantees by one or more persons selected by the holders of Rare Medium preferred stock, who may be their affiliates. Baron Capital and Singapore Telecom required the termination of these guarantees in exchange for their consent to the merger, which was required under the terms of Motient’s term and revolving credit facilities.

      The total amount of loans and commitments to be purchased, and therefore the size of the cash payment to holders of Rare Medium preferred stock, is expected to be approximately $13 to $16 million. The amount depends on whether, prior to the purchase, Motient receives $10 million in escrow deferred payments in connection with Motient’s sale of its transportation business to Aether Systems, Inc. If received, this payment will be used to reduce the amounts outstanding under Motient’s term and revolving credit facilities, thereby reducing the amount of the loans and commitments to be purchased.

      Rare Medium’s preferred stock is currently held by certain affiliates of Apollo Management, L.P., which are private investment funds.

Options and Warrants (page   )

      Outstanding options to purchase Rare Medium common stock will become options to purchase Motient Series A preferred stock. The number of shares underlying these options will be determined in accordance with the merger exchange ratio.

      Outstanding warrants to purchase Rare Medium common stock, which are currently held by holders of Rare Medium’s preferred stock, will similarly become warrants to purchase Motient Series A non-voting preferred stock. Motient Series A non-voting preferred stock will convert into Motient Series A preferred stock upon transfer to a party who is not an affiliate of Apollo.

No Appraisal Rights Expected (page   )

      Rare Medium and Motient expect that neither Rare Medium stockholders nor Motient stockholders will be entitled to appraisal rights in connection with any matter to be considered at the special meetings.

What is Needed to Complete the Merger
(page   )

      A number of conditions must be satisfied before the merger will be completed. These include:

•	approval by Rare Medium’s stockholders and Motient’s stockholders of the merger-related proposals described in this joint proxy statement/prospectus;

•	satisfaction by Rare Medium of certain conditions related to its net assets; and

•	approval of the Motient Series A preferred stock for listing on the Nasdaq National Market.

      To the extent permitted by law, Motient or Rare Medium may each waive these conditions and complete the merger even though one or more conditions has not been met. Neither Motient nor Rare Medium can assure you that the conditions will be satisfied or waived or that the merger will occur.

Certain U.S. Federal Income Tax Consequences (page   )

      Each holder of Rare Medium common stock will recognize taxable gain or loss as a result of the merger in an amount equal to the difference, if any, between (1) the fair market value of the Motient Series A preferred stock received on the date of the merger, plus the amount of any cash received in lieu of fractional shares of Motient Series A preferred stock, and (2) the stockholder’s tax basis in the Rare Medium common stock exchanged in the merger.

      Determining the actual tax consequences of the merger to a Rare Medium stockholder can be complicated. The consequences will depend on the stockholder’s specific situation and on variables not within the control of Rare Medium or Motient. Rare Medium stockholders should consult with their tax advisors for a full understanding of the merger’s tax consequences to them.

Accounting Treatment (page   )

      Motient and Rare Medium expect to account for the merger using the purchase method of accounting. Motient will be the acquiror for accounting purposes.

Interests of the Rare Medium Directors and Officers in the Merger (page   )

      Some of the Rare Medium directors and officers have interests in the merger that are different from, or in addition to, their interests as Rare Medium stockholders. These interests exist because of employment and other agreements that these directors and officers have with Rare Medium and rights that they have under benefit and compensation plans. Glenn S. Meyers, Chief Executive Officer and Chairman of the board of directors of Rare Medium, agreed to amend his existing employment agreement with Rare Medium to modify and clarify the provisions relating to the payment of benefits upon a change of control of Rare Medium. At the closing of the merger, Mr. Meyers will receive 1 million shares of Motient common stock, which will be freely transferable subject to monthly vesting over a three-year period and certain acceleration provisions upon termination of his employment for any reason, and the exercise price of his existing stock options will be reduced. After the closing, upon termination of his employment for any reason, Mr. Meyers will be entitled to a cash payment of $2.25 million. Other Rare Medium officers or directors may enter into employment, advisory or other agreements or arrangements with Motient. The merger agreement requires Motient to indemnify directors and officers of Rare Medium for events occurring before the merger, including events that are related to the merger.

      Rare Medium will be entitled to designate three members of Motient’s board of directors after the merger. The Rare Medium board designees are expected to be           ,           and           , each of whom currently is a member of Rare Medium’s board of directors.

      Three members of Rare Medium’s board of directors are currently principals of Apollo Management, L.P., certain of whose affiliates beneficially own all of the outstanding shares of Rare Medium preferred stock and control approximately 31% of the votes entitled to be cast at the special meeting.

      The holders of Rare Medium preferred stock will receive merger consideration in exchange for the Rare Medium preferred stock that is different from the merger consideration to be received by holders of Rare Medium common stock. For more information on the merger consideration to be received by the holders of Rare Medium preferred stock, please refer to “Terms of the Merger Agreement and Related Transactions—Conversion of Rare Medium Common Stock and Preferred Stock; Treatment of Options and Warrants.”

Termination of the Merger Agreement (page   )

      Motient and Rare Medium may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Rare Medium stockholders have approved it and the Motient stockholders have adopted the restated certificate of incorporation of Motient and approved the issuance of Motient shares, options and warrants in the merger. Also, either company may decide to terminate the merger agreement in a number of circumstances described more fully in “Terms of the Merger Agreement and Related Transactions — Termination of the Merger Agreement.”

Termination Fee

      Each of Rare Medium and Motient has agreed to pay the other a $6.0 million termination fee, plus reasonable expenses of up to $1.5 million, if the merger agreement is terminated under specified circumstances after a third party makes proposal to acquire the other party and the other party signs an agreement to be acquired by the third party. We describe the circumstances that will give rise to this payment in the section “Terms of the Merger Agreement and Related Transactions—Expenses; Termination Fee.”

Note Purchase Agreement (page   )

      On April 2, 2001, Rare Medium agreed to purchase from Motient 12.5% secured promissory notes, issuable in two tranches, in the aggregate principal amount of up to $50 million. The promissory notes are secured by 5 million shares of XM Radio stock owned by Motient. The first tranche of $25 million was purchased on April 4, 2001. The second tranche of $25 million was purchased on July 16, 2001. The principal and accrued interest of the promissory notes are payable October 1, 2001 in either cash, shares of XM Radio stock or any combination of cash and shares at Motient’s option. At the option of Rare Medium, the promissory notes can be exchanged for a number of shares of XM Radio stock equivalent to the principal of the promissory notes and any accrued interest, as defined by the agreement. After the closing of the merger, the notes will be absorbed by the combined company. For a more detailed description of the note purchase agreement see “Terms of the Merger Agreement and Related Transactions—Secured Promissory Notes.”

Board of Directors’ Recommendations

Motient Board of Directors’ Recommendation (page   )

      The Motient board of directors unanimously recommends that you vote

•	“FOR” the two proposals to adopt the restated certificate of incorporation and authorize

•	the creation of new classes of stock, and

•	the increase in authorized capital stock;

•	“FOR” the proposal to approve the issuance of shares, options and warrants in the merger and the underlying securities issuable upon exercise or conversion of those securities;

•	“FOR” the proposal to amend the Employee Stock Purchase Plan; and

•	“FOR” the proposal to adopt an amendment to the certificate of incorporation to effect a one-for-ten reverse stock split.

Rare Medium Special Committee
Determination and Board of Directors’
Recommendation (page   )

      The special committee of the board of directors, which consists solely of directors who are not officers of Rare Medium and not affiliated with the holders of Rare Medium preferred stock, has unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of Rare Medium and are advisable, fair to and in the best interests of the holders of Rare Medium common stock. The special committee recommended to the board of directors that it approve and adopt the merger agreement and that the board of directors recommend that Rare Medium’s stockholders approve and adopt the merger agreement. The Rare Medium board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement and the merger.

Opinions of Financial Advisors

Motient (page   )

      On May 11, 2001, J.P. Morgan Securities Inc. delivered its oral opinion to the Motient Board of directors, which opinion was subsequently confirmed in a written opinion dated as of May 14, 2001, to the effect that, as of these dates and based upon and subject to the matters stated in its written opinion, the aggregate consideration to be paid by Motient to the stockholders of Rare Medium in the merger was fair, from a financial point of view, to Motient. We have attached JPMorgan’s written opinion as Appendix B to this joint proxy statement/ prospectus. We urge you to read this opinion carefully.

Rare Medium (page   )

      On May 13, 2001, Credit Suisse First Boston Corporation delivered its oral opinion to the Rare Medium board of directors, which opinion was subsequently confirmed in a written opinion dated as of May 14, 2001, that, as of May 14, 2001, the consideration to be received in the merger was fair, from a financial point of view, to the holders of Rare Medium common stock, other than those holders of Rare Medium common stock who also hold shares of Rare Medium preferred stock. We have attached this opinion as Appendix C to this joint proxy statement/ prospectus. We urge you to read this opinion carefully.

Motient’s Proposed One-for-Ten Reverse Stock Split

      If Motient’s stockholders approve Proposal 4 at the special meeting, Motient will effect a reverse stock split. In that case, the number of shares of Series A preferred stock to be received by holders of Rare Medium common stock and the terms of the Series A preferred stock will be adjusted to provide holders of Rare Medium common stock with the economic equivalent of what they would receive in the absence of the reverse stock split.

      Except where otherwise indicated, information in this joint proxy statement/prospectus does not reflect the effect of the reverse stock split. If the reverse stock split is effected, the following adjustments will be made to the merger terms:

•	Holders of Rare Medium common stock will receive 0.05 shares, not 0.10 shares, of Motient Series A preferred stock for each share of Rare Medium common stock held.

•	Each share of Series A preferred stock:

•	will have a liquidation preference of $40, not $20;

•	will be convertible at any time into 1.28 shares, not 6.4 shares, of Motient common stock; and

•	will automatically convert into 1.28 shares, not 6.4 shares, of Motient common stock if the volume weighted average trading price of Motient common stock equals or exceeds $31.25, not $3.125, for ten consecutive trading days.

•	Holders of Rare Medium common stock will receive in the merger, for each share of Rare Medium common stock held, the right to receive upon conversion 0.064 shares of Motient common stock, instead of 0.64 shares, based on the conversion rate of the Motient Series A preferred stock into Motient common stock.

•	Rare Medium options and warrants will be proportionately adjusted.

•	Glenn Meyers, chief executive officer and chairman of the board of directors of Rare Medium, will receive 100,000 shares of Motient common stock at the closing of the merger, not 1 million shares.

These adjustments to the terms of the Series A preferred stock, including to the liquidation preference and the conversion rate, are also intended to facilitate listing of the Series A preferred stock on the Nasdaq National Market.

      The following table shows the effect of the reverse stock split on 100 shares of Rare Medium common stock after the merger is completed:

	No Reverse	One-For-Ten
	Stock Split	Reverse Stock Split

Shares of Rare Medium common stock	100	100
Shares of Motient Series A preferred stock to be received in the merger	10	5
Shares of Motient common stock to be received after the merger and the conversion of the Motient Series A preferred stock into Motient common stock	64	6.4

      In addition, if the reverse stock split is approved, the effect of Proposal 3 to amend the Motient Employee Stock Purchase Plan to increase the authorized number of shares of Motient common stock reserved for issuance under the plan will increase the shares reserved under the plan by 60,000 shares to 120,000 shares, not by 600,000 shares to 1.2 million shares.

Recent Developments

Class Action Lawsuits

      Motient and Rare Medium are aware of two pending class action lawsuits filed by holders of Rare Medium common stock challenging the merger: In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879 NC (filed in Delaware Chancery Court), and Brickell Partners v. Rare Medium Group, Inc., et al., N.Y.S. Index No. 01602694 (filed in the New York Supreme Court). A Consolidated Amended Class Action Complaint was filed in Delaware Chancery Court on August 7, 2001. Both complaints name Rare Medium, members of Rare Medium’s board of directors, the holders of Rare Medium preferred stock and certain of their affiliated entities, and Motient as defendants.

      The complaints allege that the defendants breached duties allegedly owed to the holders of Rare Medium common stock in connection with the merger agreement. The Consolidated Amended Class Action Complaint also alleges that Motient and Rare Medium failed to adequately disclose all material information in this joint proxy statement/prospectus. The complaints in both lawsuits also allege that Motient and the holders of Rare Medium preferred stock aided and abetted the supposed breaches of fiduciary duties. The lawsuits seek to stop the merger and/or to obtain an award of monetary damages.

      Motient and Rare Medium plan to contest these lawsuits vigorously. Motient and Rare Medium filed motions to dismiss the Delaware lawsuit before the Consolidated Amended Class Action Complaint was filed, and will supplement their motions as appropriate in response to the new complaint.

      Motient has not yet been served with process in the New York lawsuit. Rare Medium and the holders of Rare Medium preferred stock have been served with process and have filed motions to dismiss or stay the New York lawsuit. The return date for these motions to be heard by the New York court is September 10, 2001.

Exchange Offer for Motient Options

      On July 26, 2001, Motient’s board of directors authorized an exchange offer for Motient’s outstanding stock options. Under the exchange offer, Motient will offer to exchange all outstanding options to purchase shares of its common stock held by current employees and directors under the Motient Stock Award Plan and the Motient 1999 Stock Option Plan for Non-Employee Directors in exchange for shares of restricted common stock of Motient. The shares of restricted stock will be subject to forfeiture and certain other restrictions, and will vest in accordance with agreements to be entered into between Motient and each option holder electing to participate in the exchange offer. The number of shares of restricted stock to be granted to each participating option holder will be equal to the number of shares subject to the option holder’s exchanged options multiplied by 0.75. Motient will complete the exchange offer prior to the completion of the merger and the exchange offer will not affect the Rare Medium options, if any, to be converted in the merger. See “Information About Motient and MR Acquisition Corp.” for more information on the exchange offer.

Exchange Offer for Rare Medium Options

      Rare Medium is also considering offering to exchange, prior to completion of the merger, all outstanding options to purchase shares of its common stock held by current employees and directors under Rare Medium’s 1998 Long-Term Incentive Plan, Amended and Restated 1998 Long-Term Incentive Plan, Nonqualified Stock Plan, Equity Plan for Directors and Amended and Restated Equity Plan for Directors, in exchange for repriced options or shares of restricted common stock of Rare Medium.

Restatement of Rare Medium Financial Statements

      On June 26, 2001, Rare Medium announced that it would restate its financial results for the fiscal year ended December 31, 2000 and for the fiscal quarters ended September 30, 2000 and March 31, 2001 to reflect the recognition of approximately $3.7 million of revenue in the first quarter of 2001 which was originally recognized in 2000. For more information on the restatement, see Rare Medium’s financial statements for the quarter ended March 31, 2001 and the year ended December 31, 2000 and the notes thereto included elsewhere in this joint proxy statement/prospectus.

Comparative Per Share Data

(unaudited)

      The following table summarizes per share information for Motient and Rare Medium on a historical, pro forma combined and equivalent pro forma basis. The loss per share was calculated using the loss from continuing operations. The pro forma data does not necessarily indicate the results of future operations or the actual results that would have occurred had the merger occurred at the beginning of the periods presented. The pro forma financial data have been included in accordance with the rules of the SEC and are provided for comparative purposes only. Options, warrants and common shares issuable upon conversion of Motient’s Series A convertible preferred stock are not included in the computation of diluted loss per share for each company because the effect is anti-dilutive.

      The Motient pro forma loss per share data for the year ended December 31, 2000 and the six months ended June 30, 2001 include the adjusted operations of Rare Medium for the year ended December 31, 2000 and for the six months ended June 30, 2001. The Motient pro forma “book value per share at period end” data gives effect to the merger as if it had occurred at the end of the period.

      The Rare Medium “equivalent” pro forma per share data for the merger amounts are calculated by multiplying the Motient pro forma combined per share amounts by 0.64, which represents the number of shares of Motient common stock that holders of Rare Medium common stock would have received in exchange for each share of Rare Medium common stock if the merger had been completed at the end of the period and the shares of Motient Series A preferred stock received in the merger had been converted into Motient common stock.

	As of or for the	As of or for the
	year ended	six months ended
	December 31, 2000	June 30, 2001

Motient Common Stock
Basic and diluted loss per share

Historical	$(2.74)	$(2.36)

Pro forma for the merger	(4.42)	(3.47)
Book value per share at period end

Historical	0.26	(2.29)

Pro forma for the merger		(1.93)

Pro forma for the merger (as if Motient Series A preferred stock is converted into Motient common stock)		(1.06)

Rare Medium Common Stock
Basic and diluted loss per share

Historical, as restated	$(2.40)	$(1.39)

“Equivalent” pro forma for the merger	(2.83)	(2.22)
Book value per share at period end

Historical, as restated	3.60	2.13

“Equivalent” pro forma for the merger		(1.24)

“Equivalent” pro forma for the merger (as if Motient Series A preferred stock is converted into Motient common stock)		(0.68)

Comparative Market Data

      Motient. Motient common stock is listed on the Nasdaq National Market and traded under the symbol “MTNT.” The shares of Motient Series A preferred stock to be issued to Rare Medium stockholders will be convertible into shares of Motient common stock and will automatically convert into shares of Motient common stock if the volume weighted average trading price of Motient common stock equals or exceeds $3.125 per share for ten consecutive trading days. Motient has applied to Nasdaq to list the Series A preferred stock on the Nasdaq National Market to trade under the symbol “MTNTP.” The following table sets forth for the periods indicated the high and low sales price per share of Motient common stock as reported by the Nasdaq National Market.

      Rare Medium. Rare Medium common stock is listed on the Nasdaq National Market and traded under the symbol “RRRR.” The following table sets forth for the periods indicated the high and low sales price per share of Rare Medium common stock as reported by the Nasdaq National Market.

	Motient		Rare Medium

	High	Low	High	Low

1998

First Quarter	$16.13	$6.75	$3.25	$1.81

Second Quarter	14.31	9.25	7.50	2.19

Third Quarter	10.69	4.50	6.50	1.63

Fourth Quarter	6.25	3.50	4.97	1.63
1999

First Quarter	$8.31	$3.94	$5.97	$3.63

Second Quarter	21.94	7.19	20.13	4.19

Third Quarter	23.50	15.38	13.88	6.56

Fourth Quarter	23.13	8.31	44.06	9.63
2000

First Quarter	$41.50	$14.25	$94.75	$27.00

Second Quarter	24.31	7.88	44.88	12.50

Third Quarter	16.06	10.25	17.88	5.16

Fourth Quarter	14.31	3.31	7.63	1.31
2001

First Quarter	$6.59	$1.22	$4.16	$1.19

Second Quarter	2.05	0.38	2.08	0.37

Third Quarter (through August 10, 2001)	1.10	0.52	0.54	0.26

      The following table sets forth as of May 14, 2001, the last full trading day preceding public announcement of the proposed merger, the market value of Rare Medium common stock, on an historical and equivalent per share basis, and the market value of Motient common stock, on an historical basis. The equivalent per share basis of Rare Medium common stock is calculated by multiplying the Motient historical market value by 0.64, which represents the number of shares of Motient common stock that holders of Rare Medium common stock will receive in exchange for each share of Rare Medium common stock if the shares of Motient Series A preferred stock received in the merger are converted into Motient common stock.

Rare Medium Common Stock

Historical	$1.72

Equivalent	$0.91
Motient Common Stock

Historical	$1.42

      On           , 2001, the last trading day for which information was available prior to the date of this joint proxy statement/ prospectus, the closing price reported for Motient common stock was $           per share and the closing price reported for Rare Medium common stock was $ per share. As of July 31, 2001 there were 371 holders of record of Motient common stock and as of August 9, 2001 there were 782 holders of record of Rare Medium common stock.

      Dividends. Motient has never declared or paid a cash dividend with respect to its common stock, and Rare Medium has never declared or paid a cash dividend with respect to its common stock or its preferred stock. Motient does not anticipate paying cash dividends on its common stock or its new Series A preferred stock in the foreseeable future. Rare Medium does not anticipate paying cash dividends on its common stock in the foreseeable future. The terms of some debt instruments of Motient limit Motient’s ability to pay cash dividends. Rare Medium may be required to pay cash dividends under the terms of its preferred stock as more fully described under “Motient Capital Stock and Comparison of Stockholder Rights—Comparison of Rights of Motient and Rare Medium Stockholders—Rights of Holders of Rare Medium Preferred Stock.”

      Nasdaq Listing. The Nasdaq Stock Market has notified Motient that its common stock may be delisted from the Nasdaq National Market. For more information regarding the listing on the Nasdaq National Market of Motient common stock and Motient Series A preferred stock, see “Risk Factors.”

Ratio of Earnings to Fixed Charges

      The following table summarizes the ratio of earnings to fixed charges and preferred stock dividends for Motient’s last five fiscal years and for the six months ended June 30, 2001.

	Years Ended December 31,					Six Months
						Ended
	1996	1997	1998	1999	2000	June 30, 2001

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	—	—

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(2)	—	—	—	—	—	—

Coverage Deficiency	($132,129)	($116,698)	($135,097)	($318,566)	($277,371)	($116,150)

(1)	The ratio of earnings to fixed charges is computed by dividing net income (loss) before income taxes and extraordinary items and fixed charges (excluding interest capitalized during the period), by fixed charges. For the five years ended December 31, 2000 and the six months ended June 30, 2001, earnings were insufficient to cover fixed charges. Accordingly, Motient has presented the coverage deficiency amounts in the table above.

(2)	The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing net income (loss) before income taxes and extraordinary items and fixed charges (excluding interest capitalized during the period), by fixed charges and preferred stock dividend requirements. The preferred stock dividend requirements represent the pretax earnings which would have been required to cover the dividend requirements on any preferred stock outstanding. Although Motient has not issued any preferred stock during the periods presented, XM Radio has issued preferred stock, and Motient’s share of the dividends thereon have been included in the above calculation. Additionally, XM Radio incurred beneficial conversion charges related to certain of its equity transactions, and Motient’s share of those charges have been included in this calculation for periods during which XM Radio was consolidated. For the five years ended December 31, 2000 and the six months ended June 30, 2001, earnings were insufficient to cover fixed charges and preferred dividends. Accordingly, Motient has presented the Coverage Deficiency amounts in the table above.

RISK FACTORS

      You should carefully consider the following risk factors relating to the merger and to ownership of Motient Series A preferred stock and Motient common stock. You should also consider the other information included or referred to in this joint proxy statement/ prospectus. See “Where You Can Find More Information” for directions on how to obtain additional information.

Risks Related to the Merger

Motient’s common stock and Motient’s Series A preferred stock could be delisted from the Nasdaq National Market, which could seriously limit the liquidity and negatively affect the value of the Motient common stock and/or the Motient Series A preferred stock.

      To maintain the listing of its common stock and, after the merger closes, its Series A preferred stock, on the Nasdaq National Market, Motient and its stock must meet a number of criteria. These requirements include that (1) Motient’s stock trade above $3 per share and (2) the market value of the stock’s public float be above $15 million.

      Since March 20, 2001, Motient’s common stock has traded at levels below $3 per share. In order to regain compliance with the requirements for continued listing on the Nasdaq National Market, Motient’s board of directors approved the one-for-ten reverse stock split that is the subject of Proposal 4 in this joint proxy statement/ prospectus. Nasdaq has notified Motient that Nasdaq will delist Motient’s common stock from the Nasdaq National Market if Motient does not mail this joint proxy statement/ prospectus seeking approval of the reverse stock split to stockholders by August 29, 2001 and effect the reverse stock split by September 28, 2001. If Motient’s common stock or Series A preferred stock is delisted, the delisting would result in a reduction in the liquidity of and would likely result in a reduction to the market price of shares of Motient’s preferred stock and common stock. This lack of liquidity would also make it more difficult for Motient to raise capital.

The value of the merger consideration that holders of Rare Medium common stock will receive may decline depending on the market value of Motient common stock at the effective time of the merger and the volatile market price of Motient common stock could adversely affect the market price of the Motient Series A preferred stock received as merger consideration.

      Under the merger agreement, each share of Rare Medium common stock will convert into the right to receive one-tenth of a share of Motient Series A preferred stock. The prices of Rare Medium common stock and the Motient common stock underlying the Motient Series A preferred stock at the closing of the merger may vary from their prices on the date of this joint proxy statement/ prospectus and on the date of each special meeting. For example, if the market price of the Motient common stock underlying Motient Series A preferred stock declines, the value of the Motient Series A preferred stock a Rare Medium stockholder will receive in the merger may also decrease. The market value of Motient common stock has been, and is expected to be, extremely volatile. Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning Motient’s business or the businesses of its competitors, including reports of technological innovations, new products, or government regulations may have a significant impact on the market price of Motient common stock and the market price of the Motient Series A preferred stock holders of Rare Medium common stock receive in the merger. In recent periods, the trading volume of Motient common stock has not been high and its price has been highly volatile.

      Additionally, if Motient’s common stock is delisted from the Nasdaq National Market, Motient will not be able to list the Motient Series A preferred stock on the Nasdaq National Market, which may adversely affect the market value for the shares of Motient Series A preferred stock. See the previous risk factor for a more detailed description of the risks related to delisting from the Nasdaq National Market.

The value and type of the consideration to be received by the holders of Rare Medium preferred stock in the merger will change depending upon the market price of XM Radio stock.

      In the merger, the holders of Rare Medium preferred stock will receive, among other consideration, 9 million shares of XM Radio stock owned by Motient in exchange for their shares of Rare Medium preferred stock. The market price of XM Radio stock has historically been extremely volatile.

      Since the number of shares of XM Radio stock that the holders of Rare Medium preferred stock will receive in the merger is fixed, the value of the consideration that the holders of Rare Medium preferred stock will receive in the merger will increase as the market price of XM Radio stock increases. If the market price per share of XM Radio stock equals or exceeds $11.34 per share, assuming that the cash consideration to be received by the holders of Rare Medium preferred stock in the merger is approximately $13 million, the holders of Rare Medium preferred stock will receive consideration in the merger with a potential value greater than $115 million.

      If the market value of 9 million shares of XM Radio stock at the time of closing plus the amount in cash to be received by the holders of Rare Medium preferred stock is less than $115 million, Motient will have to issue three-year promissory notes to the holders of Rare Medium preferred stock with an aggregate principal amount equal to the amount of the deficiency with interest at 12% per year, payable quarterly in arrears by capitalizing accrued interest into principal. If issued, the notes will be secured by a second lien on Motient’s assets securing its remaining bank debt. The principal amount of these notes is subject to a downward adjustment on September 30, 2001, based on the then-current market value of XM Radio stock. The issuance of the promissory notes could have a negative effect on Motient’s ability to pay its obligations when they become due since Motient already has a significant amount of outstanding debt.

      The following is an example illustrating how the consideration to be received by the holders of Rare Medium preferred stock would depend upon the market price of the XM Radio stock. As of August 10, 2001, the market price per share of XM Radio stock was $13.58 per share. Based on that per share price, the consideration that the holders of Rare Medium preferred stock would receive in the merger, assuming that the cash consideration to be received by them is $13.0 million, would have a value of approximately $135.2 million. Motient is not obligated to issue the deficiency promissory notes unless the trading price per share of XM Radio stock is less than $11.34, assuming $13.0 million of cash consideration. Therefore, based on that per share price, no promissory notes would be issued to the holders of Rare Medium preferred stock. We cannot assure you that the market value of XM Radio stock will remain at those levels or that Motient will not be obligated to issue the deficiency promissory notes to the holders of Rare Medium preferred stock.

Some of the directors and officers of Rare Medium may have interests in the merger that are in conflict with, are different from or are in addition to, those of holders of Rare Medium common stock.

      You should be aware of potential conflicts of interest of, and the benefits available to, some of the directors and executive officers of Rare Medium when considering Rare Medium’s board of directors’ and special committee’s recommendation of the merger. As discussed below under “The Merger— Interests of Rare Medium’s Management in the Merger,” some of the directors and executive officers of Rare Medium may have interests in the merger that are in addition to, or different from, their interests as Rare Medium stockholders. These interests include:

•	the payment of benefits to Glenn S. Meyers, chief executive officer and chairman of the board of directors of Rare Medium, upon a change of control of Rare Medium, including a reduction in the exercise price of stock options, immediate vesting of stock options and the grant of additional shares of Motient common stock, as described under “The Merger— Interests of Rare Medium Management in the Merger.”

•	three members of Rare Medium’s board of directors are principals of Apollo Management, L.P., affiliates of which own all of the outstanding preferred stock of Rare Medium and controls 31% of

Rare Medium’s votes entitled to be cast; the holders of Rare Medium preferred stock will receive merger consideration that is different from the holders of Rare Medium common stock.

Holders of Rare Medium preferred stock may have interests that are in conflict with or different from holders of Rare Medium common stock.

      You should also be aware of potential conflicts of interest of, and the benefits available to, holders of Rare Medium preferred stock when considering the recommendations of Rare Medium’s board of directors and special committee of the board in favor of the merger. As discussed under “The Merger— Interests of Rare Medium’s Management in the Merger,” holders of Rare Medium preferred stock have interests that are in addition to, or different from, their interests as holders of Rare Medium common stock. Under the terms of the merger agreement, as consideration for the retirement of all outstanding shares of Rare Medium preferred stock, the holders of the Rare Medium preferred stock will receive:

•	XM Radio Stock. 9 million shares of XM Radio stock;

•	Cash Payment. A cash payment, expected to be approximately $13 to $16 million, equal to the amount of outstanding loans and commitments under Motient’s revolving credit facility at the closing of the merger that are guaranteed by Baron Capital and Singapore Telecom.

•	Deficiency Notes. If the sum of the value of the XM Radio stock plus the cash payment to the holders of Rare Medium preferred stock is less than $115 million at the closing of the merger, Motient will issue the secured promissory notes described above to the holders of Rare Medium preferred stock. Motient will not be obligated to issue the deficiency promissory notes unless the trading price per share of XM Radio stock is less than $11.34, assuming a cash payment of $13 million.

The termination fee may discourage other companies from trying to acquire Rare Medium or Motient, possibly at a greater value to the Motient stockholders or Rare Medium stockholders.

      In the merger agreement, Rare Medium and Motient agreed to pay a $6 million termination fee, plus reasonable expenses of up to $1.5 million to the other party in specified circumstances, including where a third party acquires or seeks to acquire either Rare Medium or Motient. The termination fee could discourage other companies from trying to acquire Rare Medium even though those other companies might be willing to offer greater value to Rare Medium stockholders than Motient has offered in the merger agreement. In addition, payment of the termination fee may harm Rare Medium’s or Motient’s financial condition.

The combined company in the merger may not be able to realize the benefits expected to be achieved from the merger.

      Motient and Rare Medium have entered into the merger agreement with the expectation that the merger will result in a number of benefits to the combined company. Achieving the benefits of the merger will depend in part upon the efficient integration of the businesses of Rare Medium with those of Motient. The integration of Rare Medium into the operations of Motient involves a number of risks, including:

•	difficulty integrating operations and personnel;

•	difficulty transferring the skills of Rare Medium’s Internet service professionals to Motient’s core business;

•	diversion of management attention;

•	potential disruption of ongoing business;

•	inability to retain key sales, technical and operational personnel;

•	inability to successfully incorporate Rare Medium’s assets, products and service offerings into the offerings of Motient;

•	inability to maintain uniform standards, controls, procedures and policies; and

•	impairment of relationships with employees, customers or vendors.

      Failure to overcome any of these risks or any other problems encountered in connection with the merger could result in lower combined revenues of Motient and Rare Medium or negatively affect the quality of their products and services, which could reduce customer demand and have a negative impact upon the price of the Motient Series A preferred stock that holders of Rare Medium common stock will receive in the merger and the Motient common stock into which it may be converted. There can be no assurance that the combined company will realize any of the anticipated benefits of the merger.

Most of Motient’s shares issued in the merger will be eligible for sale immediately after the merger is completed and many shares to be received by the current holders of Rare Medium’s preferred stock will be eligible for sale within a relatively short period after the merger is completed, which could result in a decline in Motient’s stock price.

      Holders of Rare Medium common stock who are not affiliates of Motient or Rare Medium will receive approximately 5,094,282 freely tradable shares of Motient Series A preferred stock upon the consummation of the merger. These freely tradable shares of Motient Series A preferred stock will be convertible at any time into approximately 32,603,405 freely tradable shares of Motient common stock. If one or more former holders of Rare Medium stock sell substantial amounts of Motient Series A preferred stock or the underlying Motient common stock into the public market following this merger, the market price of the Motient Series A preferred stock and Motient common stock could decline significantly.

      In addition, Motient has agreed within 45 days after the closing of the merger to register all of the shares of Motient Series A preferred stock and the underlying Motient common stock that the current holders of Rare Medium preferred stock will receive in the merger for the shares of Rare Medium common stock that they hold and that are issuable upon conversion of the Series A non-voting preferred stock or non-voting common stock underlying the new Motient warrants which the current holders of Rare Medium warrants will receive in the merger. This registration will allow the current holders of Rare Medium preferred stock to sell more shares sooner than they would otherwise have been able to sell due to volume and timing restrictions on resale imposed by the rules and regulations under the Securities Act of 1933, as amended, that apply to the current holders of Rare Medium’s preferred stock because of their status as affiliates of Rare Medium. The holders of Rare Medium preferred stock and its affiliates will in the aggregate beneficially own approximately 17% of Motient’s capital stock upon completion of the merger, assuming the exercise of all of the warrants beneficially owned by these stockholders. Although the holders of the Rare Medium preferred stock agreed to some restrictions on their ability to sell the Motient shares they will receive in the merger, sales of substantial amounts of Motient Series A preferred stock or the underlying Motient common stock by the holders of the Rare Medium preferred stock into the public market could cause the market price of the Motient Series A preferred stock or Motient common stock to decline significantly.

      These sales also might make it more difficult for Motient to sell equity or equity-related securities at a time and price that Motient deems appropriate.

Class action lawsuits challenging the proposed merger may result in costs to Motient and Rare Medium or prevent consummation of the merger.

      Since the signing of the merger agreement and the public announcement of the proposed merger on May 14, 2001, a number of lawsuits have been filed challenging the proposed merger. These lawsuits, which have been consolidated into two class action lawsuits in Delaware and New York, generally allege that Rare Medium and its directors breached fiduciary duties owed to the holders of Rare Medium common stock. Motient is named as a co-defendant in some of these lawsuits. Some of the suits claim Motient “aided and abetted” the board of directors of Rare Medium in purportedly breaching the board of directors’ fiduciary duties and/or that Motient failed to adequately disclose all material information in this joint proxy statement/ prospectus.

      Motient and Rare Medium may incur significant legal and other costs from the two class action lawsuits in Delaware and New York, regardless of the outcome of the lawsuits. Should one or both of these lawsuits be successful, however, they could prevent the proposed merger from going forward, thereby denying the parties the benefits of the proposed merger. If the merger is consummated, the Court may still determine that the plaintiffs are entitled to damages, fees, or other relief. In that event, the parties may be found liable for some or all of any damages or attorneys’ awarded to plaintiffs.

Motient’s Series A preferred stock to be issued in the merger has never been publicly traded so Motient cannot predict the extent to which a market will develop for the Series A preferred stock or how volatile or liquid that market will be or what the effect of its issuance will be on the market for Motient’s common stock.

      There is currently no public market for shares of Motient’s Series A preferred stock, although shares of Motient’s common stock, into which the Series A preferred stock converts, are listed on the Nasdaq National Market. The market price of the Series A preferred stock after the merger may fluctuate widely. The reasons for such fluctuations may include the business community’s perception of Motient’s prospects and of the wireless services industry in general. Differences between Motient’s actual operating results and those expected by investors and analysts and changes in analysts’ recommendations or projections could also affect the price of the Series A preferred stock. Other factors that could potentially cause volatility in the price for the Series A preferred stock may include changes in general economic or market conditions and broad market fluctuations. Motient has applied to have the Series A preferred stock listed for quotation on the Nasdaq National Market, but even if the shares are listed on the Nasdaq National Market, Motient cannot guarantee that an active and liquid trading market for the Series A preferred stock will develop. In addition, Motient cannot predict what the effect of the issuance of Series A preferred stock will be on the market for Motient’s common stock.

Risks Related to Motient

The reverse stock split Motient seeks to implement may cause the trading volume and price for Motient common stock to decrease, and may make it difficult to resell Motient shares.

      To regain compliance with Nasdaq’s listing requirements, Motient is asking its stockholders to approve a one-for-ten reverse stock split that is intended to have the effect of increasing the price of Motient common stock above $3.00 per share. The market sometimes views reverse stock splits negatively. If the market views Motient’s reverse stock split negatively, it could hurt the trading volume and price of Motient common stock after the reverse split, which could affect your ability to resell any shares you own or may acquire in Motient.

Motient has serious short-term liquidity issues that will continue even after the completion of the merger.

      Motient expects that after making required bank debt reductions in connection with the merger, payment of transaction expenses, and payment of its $20.5 million semi-annual interest payment on its senior notes that is due in October 2001, Motient will have serious short-term liquidity issues. Because it does not generate cash in excess of its operating expenses Motient will require additional funds following the closing of the merger to fund its operations and those of Rare Medium. Based on its current operating projections, as to which there can be no assurance, Motient estimates that, after making the October 2001 senior note interest payment and depending on the amount of free cash remaining in Rare Medium, if any, it will require approximately $80 million of additional funds before it begins to generate cash in excess of its operating expenses, which is anticipated to occur in the second or third quarter of 2002. This estimate does not include cash that might be required to fund Rare Medium’s operations if Rare Medium’s business is not generating cash in excess of its operating expenses or that might be required in connection with certain contingent liabilities and litigation of Rare Medium. In recent periods, Rare Medium has not generated cash in excess of its operating expenses. In addition, because various of Motient’s potential capital raising transactions require mandatory bank debt repayments, Motient will need to raise gross proceeds in excess of the estimated required amounts set forth above. Moreover, even after Motient begins to generate cash in excess of its operating expenses, it will need to obtain additional funds to meet its ongoing interest payment obligations, capital expenditures, and other non-operating cash expenses, which are expected to equal approximately $65 million to $75 million annually. This funding requirement will be reduced by any excess cash generated by Motient’s operations. In the past, Motient has had to rely on the sale of its assets or outside sources of financing to fund its business. In recent periods, Motient has had difficulty obtaining outside financing sources. Motient has relied in part on the sale of shares of XM Radio stock it holds to fund its business, and it may have to rely on its ability to liquidate assets, including its remaining shares of XM Radio common stock, to continue to meet its funding requirements. After the closing of the merger with Rare Medium, Motient will own approximately 5.7 million shares of XM Radio common stock, although Motient’s bank guarantors have required that Motient sell 1 million of such shares by September 30, 2001, and use 100% of the proceeds thereof to pay down additional bank debt. Motient’s ability to sell shares of XM Radio stock in the future is limited because any substantial sale requires the consent of the bank lenders and guarantors under Motient’s credit facilities and Motient may not be able to obtain their consent. In addition, Motient expects that any large block sale of shares will be at a discount to then current market prices. Also, a portion of the proceeds of any such sale will be required to be used to pay down Motient’s bank debt. Thus, even if Motient is able to sell all of its remaining 4.7 million shares of XM Radio common stock, the proceeds of such sales may not be sufficient for Motient to meet its and Rare Medium’s anticipated funding requirements absent a significant increase in the value of the shares of XM Radio common stock. Motient has other potential sources of liquidity, including cash that may be received pursuant to the Mobile Satellite Ventures transaction, the earn-out payment under the terms of the sale of its transportation business to Aether Systems, Inc. and, assuming the Rare Medium merger closes, sales of portions of the Rare Medium venture portfolio. If such sources are not available or if in the near term Motient’s ability to realize liquidity from any such source is delayed or any such sources are not sufficient to meet Motient’s cash requirements as they arise, Motient will need to find additional sources of liquidity or reduce its operating costs or interest obligations, or both, or it may need to seek additional debt or equity transactions. No assurance can be given that Motient will be able to do so.

Motient expects to incur significant losses over the next several years.

      If Motient does not become profitable, the value of its shares may fall and it could have difficulty obtaining funds to continue its operations. Motient has incurred net losses every year since it began operations. These losses are due to the costs of developing and building networks and the costs of developing, selling and providing products and services. For the year ended December 31, 2000, Motient had operating losses of approximately $180.4 million. For the year ended December 31, 1999, Motient reported operating losses of $224.4 million. Motient expects to continue to make significant capital outlays to fund interest expense, capital expenditures and working capital before it begins to generate positive cash flow from operations. Motient also expects to incur significant operating losses for the foreseeable future while it develops and expands its wireless network and services. In addition, Motient’s financial results will be harmed if Motient is unable to realize the earn-out and escrow deferred payments under the terms of the sale of its transportation business to Aether Systems.

Failure to raise necessary capital could restrict the ability of Motient to develop its network and services.

      Motient needs significant capital to finance the maintenance and growth of its operations, network and subscriber base and to expand into new markets. Motient cannot assure you that its capital resources will permit it to fund its planned launch of new products and services or achieve operating profitability. Failure to generate or raise sufficient funds may require Motient to delay or abandon some of its expenditures, which could harm its business and competitive position.

      Motient may meet additional capital needs by issuing debt or equity securities or borrowing funds from one or more lenders. Motient cannot assure you that it will have timely access to additional financing sources on acceptable terms. If it does not, Motient may not be able to expand its operations, network and services as it intends.

Motient has substantial debt which could limit its flexibility in responding to business developments and put Motient at a competitive disadvantage.

      As of June 30, 2001, Motient had $473.7 million of long-term debt and $114.2 million of stockholders’ deficit. Motient’s substantial debt could significantly harm its business in a number of ways, including:

•	limiting its ability to obtain necessary financing to fund working capital, capital expenditures, research and development and other general corporate requirements;

•	limiting its flexibility to plan for, or react to, changes in its business;

•	requiring it to use a substantial portion of its cash flow from operations to pay debt rather than for other purposes, such as working capital or capital expenditures;

•	making it more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and

•	making it more vulnerable to a downturn in its business.

Motient does not intend to pay cash dividends in the foreseeable future.

      Motient has never paid any cash dividends on shares of its common stock. Motient does not anticipate paying any cash dividends on shares of its common or preferred stock for the foreseeable future. You should therefore not expect that cash dividends will be paid on the shares of Motient Series A preferred stock that you will receive in the merger or shares of Motient common stock that you receive upon conversion of the Motient Series A preferred stock.

Motient could lose market share and revenues as a result of increasing competition from companies in the wireless communications industry that have greater resources and name recognition.

      Motient faces intense competition in all of its markets, which could result in a loss of customers, lower revenues and could make it more difficult for Motient to enter new markets. Motient’s competitors include service providers in several markets—dedicated mobile data, PCS/cellular, narrowband PCS/enhanced paging, emerging technology platforms, and mobile satellite services.

      The growth in wireless data opportunities has led traditional hardware manufacturers and software developers to invest in technologies that will allow the migration of core products and services to a mobile environment. Companies like IBM, Oracle, Siebel, Sun and Lucent have made significant investments in the area of mobility to guarantee their place in both the desktop and mobile/handheld computing environments.

      Motient’s eLink service competes with a variety of services that offer two-way messaging and Personal Digital Assistant, or PDA, functionality on small, portable devices. Most of these competing services are better established in the marketplace and many competitors have substantially greater financial, technical, marketing, sales, distribution and other resources than Motient. Motient competes primarily with Cingular Wireless, which offers wireless data services over its network, including Research In Motion’s BlackBerry™ email service. Motient has an agreement with Research In Motion permitting Motient to market the BlackBerry™ service in the United States on Motient’s network.

      These and other firms may enter the markets where Motient focuses its sales efforts, which may create downward pressure on the prices for Motient’s services and negatively impact its returns. Many of the existing and potential competitors of Motient have financial and other resources far greater than those of Motient. In addition, continuing consolidation in the communications industry may strengthen existing competitors or give rise to significant new competitors which would threaten Motient’s business.

Motient may not succeed in developing or making a profit from new wireless services.

      Motient has invested, and expects to continue to invest, significant resources on the development, testing, marketing, and distribution of new services including eLink, BlackBerry™ by Motient and eLink Fortified with Yahoo!. As of June 30, 2001, Motient was contractually committed to purchase approximately $5.6 million worth of additional eLink and other devices from manufacturers. If these services do not achieve acceptable levels of market acceptance, these expenditures and commitments could depress Motient’s operating results. If these services achieve market acceptance, Motient’s success will depend, in part, on Motient’s ability to maintain an adequate supply of devices, which are supplied by Research In Motion, over whom Motient has no control. The success of these services will also depend on Motient’s ability to continue to use, promote and protect the eLink and BlackBerry™ service names and the other intellectual property associated with these services.

Failure to keep pace with rapidly changing markets for wireless communications would significantly harm Motient’s business.

      The technology and markets for wireless communications services change rapidly. Motient’s success depends, in part, on its ability to respond and adapt to change. Motient cannot guarantee that it will be able to compete effectively under, or adjust its contemplated plan of development to meet, changing market conditions. Motient cannot guarantee that it will be able to implement its strategy or that its strategy will be successful in these rapidly evolving markets. The markets for wireless communications services are also marked by the continuous introduction of new products and services and increased capacity for services similar to those Motient provides. Technological advances may also increase the efficiency of existing products or services. If a technology becomes available that is more cost-effective or creates a superior product, Motient may be unable to access this technology or finance the necessary substantial capital expenditures that may be required. Motient’s technology may be rendered less profitable or less viable by existing, proposed or as yet undeveloped technologies. Motient cannot guarantee that it will have the financial and other resources available to compete effectively against companies possessing such technologies. Motient is unable to predict which of the many possible future products and services will meet evolving industry standards and consumer demands. Motient cannot guarantee that it can adapt to technological changes or offer products or services on a timely basis to establish or maintain a competitive position.

The success of Motient’s wireless communications business is dependant upon the market acceptance of its services.

      Motient’s business plan assumes that demand for its existing services, such as the eLink service, will increase significantly in the markets it currently serves. In addition, Motient has not yet commercially introduced some of its services and it cannot guarantee that any of them will achieve market acceptance or generate operating cash flow. Motient has experienced delays in launching new products and services, and may experience delays in the future. If Motient cannot gain market acceptance for current or planned products and services then its business will be significantly harmed. Based upon Motient’s expectations as to the customer demand for its services, it has made, and will continue to make, significant capital investments. Accordingly, any material miscalculation with respect to Motient’s operating strategy or business plan will harm its business.

The success of Motient’s wireless communications business depends on its ability to enter into third party distribution relationships.

      A key element of Motient’s strategy is to develop and capitalize on distribution relationships with leading companies who can provide access to significant numbers of potential customers in its target markets. For example, Motient has reseller agreements with SkyTel, Metrocall, Aether Systems, and GoAmerica, as well as Research In Motion. Because Motient is relying on these distribution partners to enable it to acquire subscribers, its success in penetrating its targeted markets will depend, to a large extent, on the efforts of these distribution partners, as well as future distribution partners. The rollout of sales efforts by Motient’s distribution partners may be subject to delays, some of which may be outside of its control. Motient’s inability to fully capitalize on its third party distribution agreements, the termination of or failure to renew any of these agreements, or its inability to enter into similar distribution relationships with other leading companies could reduce Motient’s access and exposure to potential customers.

Motient maintains a limited inventory of devices to be used in connection with its eLink service and any interruption in the supply of such devices could significantly harm its business.

      Motient depends on independent vendors to develop and manufacture wireless communications devices for its networks, which are significant elements of its business plan because most of its services require these devices. Some of Motient’s important service offering initiatives are dependent on the timely delivery of a sufficient quantity of user devices, including the palm-sized devices used with Motient’s eLink wireless email service which are manufactured by Research In Motion. These suppliers do not sell these devices to Motient on an exclusive basis. Motient carries a limited inventory of these devices and generally has no guaranteed supply arrangements. Some of these suppliers and vendors are relatively small companies and have limited resources and production capacity. In addition, some of Motient’s sole-source suppliers themselves rely on sole- or limited-sources of supply for components included in their devices. The failure of Motient’s suppliers to be able to meet increasing demand for its services may prevent them from supplying components and devices in the quantities and quality and at the times Motient requires, or at all.

      From time to time Motient has experienced interruptions and/or delays of supply. Motient cannot guarantee that it will not experience further interruptions or delays. In addition, Motient has short-term contracts with the majority of its suppliers. Motient cannot guarantee that its suppliers will continue to provide products at attractive prices, or at all, or that it will be able to obtain products in the future from these or other providers on the scale and within the time frames it requires. Some or all of Motient’s suppliers could enter into exclusive arrangements with its competitors, or cease selling these components at commercially reasonable prices, or at all. Research In Motion, which is Motient’s current sole supplier of devices for its eLink wireless email service, also markets and sells BlackBerry™, which is an alternative wireless email service offered on the Cingular Wireless network. Motient also has an agreement with Research In Motion permitting it to market the BlackBerry™ service in the United States on its network. If Motient fails to obtain products on a timely basis at an affordable cost, or experiences any significant delays or interruptions of supply, its business will be harmed.

If prices charged by suppliers for wireless devices do not decline as Motient anticipates, Motient’s business will not experience the growth it expects.

      Part of Motient’s growth is predicated on its suppliers reducing the cost of wireless communications devices approved and available for use on its network. Motient believes that reductions in the cost of wireless communications devices will result in increased sales of devices, additional subscribers for its services and a corresponding increase in its service revenues. If Motient fails to obtain cost reductions on a timely basis, or experiences any significant delays of these reductions, its revenues could be diminished or fail to increase.

The loss of one or more key personnel could weaken the technical and operational expertise of Motient, delay its introduction of new services or entry into new markets and lower the quality of its service.

      Motient’s future success depends, to a significant extent, upon the continued services of Motient’s management team and other key sales, technical and operational personnel. Motient may not be able to attract, develop, motivate and retain experienced and innovative personnel. There is intense competition for qualified personnel in the Motient lines of business. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could cause Motient to make less successful strategic decisions, which could hinder the introduction of new services or the entry into new markets. Motient could also be less prepared for technological or marketing problems, which could reduce its ability to serve its customers and lower the quality of its services. As a result, the financial condition of Motient could be adversely affected. Motient does not maintain key man life insurance on any of its officers or employees.

Motient may not be able to develop, acquire and maintain proprietary information and intellectual property rights, which could limit the growth of Motient’s business and reduce its market share.

      Motient’s wireless communications business depends on technical knowledge, and Motient believes that its future success is based, in part, on its ability to keep up with new technological developments and incorporate them in its products and services. Motient owns or has the right to use certain of its work products, inventions, designs, software, systems and similar know-how. Motient must diligently protect that information, and while it has taken steps to protect that information, there is no assurance that the information will not be disclosed to others or that others will not independently develop similar information, systems and know-how. Protection of Motient’s information, systems and know-how may result in litigation, the cost of which could be substantial. There is also no assurance that third parties will not assert claims that Motient’s products or services, including its eLink and BlackBerry™ by Motient service offerings, infringe on their proprietary rights. If Motient is found to infringe or misappropriate a third party’s proprietary rights, Motient could be required to pay damages to the third party, alter its products or services, obtain a license from the third party or cease activities utilizing these proprietary rights, including making or selling products or services utilizing the proprietary rights. Motient’s inability to do any of the foregoing on commercially favorable terms could have a material adverse impact on its business, financial condition or results of operations. Motient also relies on some technologies licensed from third parties. Motient cannot be sure that these licenses will remain available on commercially reasonable terms or at all. The loss of these technologies could require Motient to obtain substitute technology of lower quality or performance standards or at a greater cost, which could harm its business.

Motient may have to take actions which are disruptive to its business to avoid registration under the Investment Company Act of 1940.

      Motient may have to take actions which are disruptive to its business if it is deemed to be an investment company under the Investment Company Act of 1940. Some equity investments made by Motient may constitute investment securities under the 1940 Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets excluding cash items and government securities, subject to certain exclusions. Investment companies are required to register under and comply with the 1940 Act unless an exclusion or SEC safe harbor applies. If Motient were to be deemed an investment company, it would become subject to the requirements of the 1940 Act. As a consequence, Motient would be prohibited from engaging in business as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of its contracts might be voidable, and a court-appointed receiver could take control of Motient and liquidate its business.

Government regulation may increase the cost to Motient of providing services, slow its expansion into new markets, subject its services to additional competitive pressures and affect your ability to receive a takeover premium for your Motient stock.

      Motient’s ownership and operation of wireless communication systems are subject to significant regulation by the FCC under authority granted by the Communications Act of 1934, as amended, and related federal laws. There is no assurance that the rules and regulations of the FCC will continue to support Motient’s operations as it presently conducts them and plans to conduct them. A number of Motient’s licenses are subject to renewal by the FCC. Also, its satellite operations are subject to international frequency coordination, which requires it to negotiate access to spectrum with other nearby satellite systems. Motient cannot guarantee that all existing licenses will be renewed and requisite frequencies coordinated. Current federal law requires prior FCC approval of greater than 25% ownership of Motient by citizens or entities of foreign countries, which could limit your opportunity to receive a takeover premium for your shares of Motient common stock or Motient Series A preferred stock. In addition, the FCC’s grant in November 1999 of domestic authority to two competitors to use a Canadian system to provide mobile satellite service in the United States may increase the demand by these systems for spectrum in the international coordination process and interfere with Motient’s ability to coordinate its spectrum access. The FCC is also considering applications to use the Inmarsat mobile satellite system. If these applications are granted, it may increase Inmarsat’s demand for spectrum in the international coordination process and further restrain Motient’s ability to coordinate its spectrum access. In addition, Motient’s application to launch and operate a second-generation mobile satellite system and to consolidate its satellite operations with those of TMI Communications & Company, Limited Partnership has been opposed by a number of parties, some of which argue that the FCC should reallocate satellite spectrum in the L-band to terrestrial use only. There is no assurance that the FCC will grant Motient’s application.

Motient’s investment in XM Radio may decline significantly in the future because XM Radio is a development stage company with no revenues whose business involves a high degree of risk.

      Following the consummation of the merger, and absent sales of additional shares of XM Radio stock prior to closing, Motient will continue to own approximately 5.7 million shares of XM Radio stock, which represents a substantial portion of Motient’s total assets based on the current market price of XM Radio stock. The value of Motient’s investment in XM Radio has fluctuated significantly in the past and may decline rapidly in the future. XM Radio is a development stage company with no revenues, significant future funding requirements and whose business is subject to a number of significant risks and uncertainties such as rapid technological change, intense competition and regulation by the FCC.

      These risks and uncertainties may impair the value of Motient’s investment in XM Radio. The value of Motient’s investment in XM Radio represents a significant portion of Motient’s total assets and fluctuates with the market price of XM Radio’s stock.

Following the merger, the holders of Rare Medium preferred stock as a group will become a substantial stockholder of XM Radio and may not act consistently with the interests of Motient.

      Following the merger, the holders of Rare Medium preferred stock as a group will be XM Radio’s largest single stockholder. There can be no assurance that their interests will be aligned with the interests of other XM Radio stockholders, including Motient.

Motient has historically generated a large part of its revenues from a small number of customers and the loss of one or more key customers could result in a significant reduction in revenues.

      Seven customers accounted for approximately 35% of Motient’s service revenue for the six months ended June 30, 2001, four customers accounted for an aggregate of 31% of Motient’s service revenue for the year ended December 31, 2000, and five customers accounted for 33% of its service revenue for the year ended December 31, 1999. The loss of one or more of these customers, or any event, occurrence or development which adversely affects Motient’s relationship with one or more of these customers, could harm Motient’s business.

Network capacity constraints may impede the growth of Motient’s wireless communications business.

      If Motient is successful in penetrating its targeted markets for wireless email and telemetry, it will need to enhance its terrestrial network to have sufficient capacity to meet customer demand. This may require that Motient acquire additional frequency spectrum for its network, which may not be available on a timely basis and at a commercially reasonable cost, or at all. Acquisition of more spectrum could require substantial additional resources, which Motient may not have available when needed. In addition to spectrum acquisition, expansion of Motient’s terrestrial network will require substantial financial, operational and management resources. Motient may not be able to expand its network to meet additional demand or customer requirements on a timely basis and at a commercially reasonable cost, or at all.

      To expand its terrestrial network, Motient will need to identify and obtain access to buildings and towers to install additional base stations, which will require it to secure tower and roof and other building access rights. Motient may also need to obtain local zoning, construction, franchises or other governmental permits. Obtaining permits and necessary consents, and entering into leases with landlords or property owners on acceptable terms, may prove to be time consuming and/or difficult. Motient may not be able to identify suitable locations, or obtain necessary permits or enter into acceptable lease agreements on a timely basis or at a commercially reasonable cost, or at all. These factors could limit Motient’s ability to expand its terrestrial network as quickly as it might desire, which could, in turn, harm its future results and prospects.

Motient’s competitive position may be harmed if the wireless terrestrial network technology it licenses from Motorola is made available to competitors.

      Motient holds a non-exclusive license to use a single frequency reuse technology. The terrestrial network, and certain of its competitive strengths, such as in-building penetration, is based upon this technology. Motient also relies on support agreements with Motorola for support of the operations of certain portions of the terrestrial network. Under the terms of the non-exclusive license, Motorola could enter into arrangements to license this technology to any of Motient’s competitors and those agreements could harm Motient’s ability to compete.

Malfunctions in satellite technology could damage Motient’s ability to provide service to its customers.

      Motient has an agreement with TMI Communications and Company, Limited Partnership, a Canadian mobile satellite owner and operator, for backup, restoral and additional capacity if Motient’s MSAT-2 satellite fails or Motient needs additional capacity. TMI owns and operates a satellite called MSAT-1. In return, Motient has agreed to provide TMI with similar backup service on Motient’s MSAT-2 satellite. Each of the MSAT-1 and MSAT-2 satellites has in the past experienced some malfunctions. Recent MSAT-2 malfunctions have involved either components backed up by spare parts or did not have a material impact on current operations. However, either or both satellites could experience future malfunctions at any time, which could damage Motient’s ability to serve its customers and harm its reputation in the marketplace. MSAT-2 has an expected end of service date of 2006, subject to potential malfunctions and other factors. For example, random failure of satellite components could result in damage to or loss of MSAT-2. It is also possible that electromagnetic storms or collisions with other objects could damage the satellite, although these occurrences are rare. Recently, the spacecraft control processors on several satellites similar to MSAT-2 operated by other companies in the industry have failed or experienced other anomalies. While MSAT-2’s spacecraft control processors have not experienced anomalies, no assurance can be given that such failures will not occur. Although the actual end of service date of the satellite may exceed its expected end of service date, Motient cannot guarantee that the expected end of service date of the satellite will be achieved or exceeded.

Motient’s in-orbit insurance for its satellite may not fully compensate Motient if the satellite experiences a failure or other loss.

      Although Motient carries in-orbit insurance for a failure or other loss of MSAT-2, it is unlikely that any recovery under such insurance would fully compensate Motient for a failure or other loss that might be sustained by MSAT-2 from a failure. The in-orbit insurance policy is subject to annual renewal, and as MSAT-2 ages, the coverage available, and the terms and conditions applicable to such coverage, are likely to become less attractive. In the most recent renewal that became effective August 1, 2001, the in-orbit insurance policy added an exclusion for a failure of MSAT-2’s spacecraft control processor. This exclusion was driven by the failure of spacecraft control processors on several other satellites similar to MSAT-2 operated by other companies in the industry. While MSAT-2’s spacecraft control processors have not experienced any anomalies, no assurance can be given that spacecraft control processor failures will not occur in the future. In addition, there is no guarantee that insurance will continue to remain available for coverage of MSAT-2 on favorable terms or at commercially reasonable rates.

Limits on the disaster recovery system for Motient’s satellite network ground segment could result in the failure of Motient’s satellite network services.

      Presently, Motient’s disaster recovery systems focus on internal redundancy and diverse routing within each of the facilities operated by or for Motient. For example, the terrestrial network has access to a remote communications backup complex that would enable Motient to continue to provide its terrestrial network services in the event of a natural disaster affecting one geographic site. However, Motient does not currently have access to a remote backup satellite ground communications facility that would enable it to continue to provide mobile satellite communications services for customers in the event of a natural disaster or other occurrence that rendered the system unavailable. Motient’s business is subject to the risk that such a disaster or other occurrence could hinder or prevent it from continuing to provide some services to some or all of its customers.

After the merger, a small number of stockholders will beneficially own approximately 24.7% of Motient voting stock and this concentration of ownership may have the effect of delaying, deferring or preventing Motient from taking actions that would be beneficial to other stockholders.

      Following the merger, Hughes Electronics Corporation, Baron Capital and affiliates of Apollo Management, L.P. collectively will beneficially hold in the aggregate approximately 24.7% of Motient’s common stock. As a result, these stockholders will have the ability to substantially influence matters submitted to Motient’s stockholders for approval. Because Motient directors are elected by cumulative voting, these stockholders will have greater influence over the election of directors than if Motient did not elect directors by cumulative voting. Motient cannot assure you that the interests of these stockholders will be aligned with the interests of other Motient stockholders.

      In addition, Motient has entered into material contracts and transactions with its principal stockholders and their affiliates and may enter into additional contracts with them. These contracts include the guarantee of Motient’s debt obligations. Certain of these stockholders have other interests in the communications industry that may conflict with the interests of Motient. Hughes Electronics and its affiliates have equity interests in, and contracts or other relationships with, XM Radio, which has a different business plan from Motient. It is possible that these stockholders’ interests in XM Radio could conflict with their interests in Motient, and, as a result, these stockholders could take actions that might not be in Motient’s interests or your interests as a stockholder.

Secondary sales of Motient common stock in the public market could adversely affect the value of Motient Series A preferred stock.

      The market price of Motient’s common stock may fluctuate or decline significantly as a consequence of sales by existing holders of Motient common stock.

      As of August 1, 2001, there were:

•	approximately 49.9 million shares of Motient common stock outstanding;

•	options to purchase approximately 4.9 million shares of Motient common stock;

•	warrants to purchase approximately 7.8 million shares of Motient common stock;

•	an additional approximately 1.3 million shares of Motient common stock reserved for issuance under employee and director stock option plans; and

•	an additional approximately 4.6 million shares of Motient common stock reserved for issuance pursuant to outstanding contingent rights to acquire Motient common stock.

      After the merger, approximately 6.4 million additional shares of Motient Series A preferred stock issued to the former stockholders of Rare Medium will be outstanding, as well as an additional 1 million shares of restricted common stock and options and warrants to purchase an additional approximately 2.6 million shares of Motient Series A preferred stock and Motient Series A non-voting preferred stock.

The Motient Series A preferred stock issued to the former stockholders of Rare Medium will be convertible into approximately 41 million shares of Motient common stock.

      Most of Motient’s shares issued in the merger will be eligible for resale immediately after the merger is completed and many shares to be received by the current holders of Rare Medium preferred stock will be eligible for resale within a relatively short period after the merger is completed, which could result in a decline in Motient’s stock price.

Risks Related to Operations of Rare Medium

Rare Medium has reported operating losses and Rare Medium cannot assure you that it will attain profitability.

      Rare Medium had a loss before discontinued operations of $19.7 million, $49.5 million and $128.4 million for the years ended December 31, 1998, 1999 and 2000. Although Rare Medium had revenues of $106.5 million for the year ended December 31, 2000 compared to $36.7 million for the year ended December 31, 1999, in the current environment, Rare Medium does not believe this growth will be sustainable or is indicative of future results. For the six months ended June 30, 2001, Rare Medium reported revenue of $19.9 million, compared to $51.5 million for the six months ended June 30, 2000. In addition, Rare Medium has incurred substantial costs to expand and integrate its operations and, recently, to contract its operations. As a result of these and other costs, Rare Medium may incur operating losses, and we cannot assure you that Rare Medium will attain profitability after the merger.

The Internet services industry has recently experienced severe downward trends.

      Beginning in mid-2000, the Internet services industry, in which Rare Medium operates, began manifesting downward trends in financial results, business growth and in the capital markets. The downward trends accelerated in 2001 and have contributed to a decline in Rare Medium’s market capitalization. In addition, in the first and second quarters of 2001, Rare Medium reported revenues of $12.3 million and $7.6 million, respectively, which represented a significant decrease from revenues reported for the fourth quarter of 2000, and a net loss of $61.9 million and $25.9 million, respectively. Some companies in the Internet services industry have recently initiated bankruptcy proceedings and others, including Rare Medium, have undertaken downsizing and restructuring efforts, while other companies have sought strategic alternatives. The downward trends are likely to continue in the Internet services industry and may also negatively affect the professional services industries in general. There can be no assurance that Rare Medium will be successful in aligning its cost structure with changing market conditions and decreased demand for its services.

Rare Medium has a limited operating history, which makes it more difficult to predict whether or not it will ultimately have successful business operations.

      Rare Medium’s business has a limited operating history. You should evaluate Rare Medium’s business operations in view of the risks, uncertainties, delays and difficulties associated with a company with a limited operating history, many of which may be beyond its control. Rare Medium’s prospects must be considered in light of the risks and difficulties frequently encountered by companies operating in a risky and highly volatile area such as Internet services, including, but not limited to, an untested business model, fluctuations in demand for services and difficulty in aligning cost structure with changing market conditions. Rare Medium cannot assure you that it will be successful in meeting the challenges and addressing the risks that it faces in a market such as Internet services and other Internet related products and services which has experienced, and is expected to continue to experience, severe volatility, including significant downturns.

Competition for Internet services is intense, with low barriers to entry that may affect Rare Medium’s business.

      The market for Internet services is intensely competitive, rapidly evolving and subject to rapid technological change. Competition in the Internet services sector has increased as a result of the recent decrease in demand for these types of services. While relatively new, the market is already highly competitive and characterized by a large number of entrants who have introduced or developed products and services similar to those offered by Rare Medium. Rare Medium expects competition not only to persist but to increase. Rare Medium’s competitors can be divided into the following groups:

•	Internet services providers;

•	large systems integrators;

•	specialty systems integrators;

•	strategy consulting firms; and

•	interactive marketing firms.

      Many of Rare Medium’s current and potential competitors have longer operating histories, larger installed customer bases, greater name recognition, longer relationships with clients and significantly greater financial, technical, marketing and public relations resources than Rare Medium. At any time, Rare Medium’s current and potential competitors could increase their resource commitments to its markets. Rare Medium expects to face additional competition from new market entrants as the barriers to entry into its business are relatively low. Rare Medium’s current or future competitors may also be better positioned to address technological and market developments or may react more favorably to technological changes. In addition, in the current market, companies are increasingly trying to decrease costs by performing these type of services internally. Existing or future competitors may develop or offer strategic Internet services that provide significant technological, creative, performance, price or other advantages over the services offered by us. As a result, Rare Medium’s ability to attract and retain clients, generate revenues and achieve profitability could be adversely affected.

Rare Medium generally does not have long-term contracts and its need to establish relationships with new clients creates an uncertain revenue stream.

      Rare Medium’s clients generally retain it on a project-by-project basis, rather than under long-term contracts. As a result, a client may or may not engage Rare Medium for further services once a project is completed. Establishment and development of relationships with additional companies and other users of information technology and securing repeat engagements with existing clients are important components of Rare Medium’s business operations. The absence of long-term contracts and the need for new clients creates an uncertain revenue stream. A client that accounts for a significant portion of Rare Medium’s revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. Rare Medium cannot assure you that it will be able to add new major clients or secure new engagements with existing clients. In addition, some of Rare Medium’s existing clients may unilaterally reduce the scope of, or terminate, existing projects. Rare Medium cannot assure you that it will be able to maintain its business relationship with or avoid a material reduction in the use of its services by any of its significant existing clients.

Some of Rare Medium’s clients may be unable to raise additional capital needed to retain its service or pay for services performed by Rare Medium.

      Some of Rare Medium’s current and potential clients, particularly those clients funded primarily by venture capital, need to raise additional funds to continue their business and operations as planned. Rare Medium cannot be certain that these companies will be able to obtain additional financing on favorable terms or at all. Many of these companies have little or no opportunity to raise funds in the capital markets as the capital markets have essentially been closed to all but a few participants. As a result of their inability to raise additional financing, some clients may be unable to pay for services Rare Medium has already provided them or they may terminate services earlier than planned, either of which could seriously harm Rare Medium’s operating results due to significantly decreased sources of revenue and a diminished ability to attract and retain clients and achieve profitability.

Rare Medium may suffer adverse consequences if it is deemed to be an investment company.

      Rare Medium may suffer adverse consequences if it is deemed to be an investment company under the Investment Company Act of 1940. Some equity investments made by Rare Medium may constitute investment securities under the 1940 Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the 1940 Act unless a particular exclusion or SEC safe harbor applies. If Rare Medium was to be deemed an investment company, it would become subject to the requirements of the 1940 Act. As a consequence, Rare Medium would be prohibited from engaging in business as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of its contracts might be voidable, and a court-appointed receiver could take control of its company and liquidate its business. Although Rare Medium’s investment securities currently comprise less than 40% of its assets, fluctuations in the value of these securities or of its other assets may cause this limit to be exceeded. Unless an exclusion or safe harbor were available to Rare Medium, it would have to attempt to reduce its investment securities as a percentage of its total assets to avoid becoming subject to the requirements of the 1940 Act. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If Rare Medium was required to sell investment securities, it may sell them sooner than it otherwise would. These sales may be at depressed prices, and Rare Medium may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, Rare Medium may incur tax liabilities when it sells assets. Rare Medium may also be unable to purchase additional investment securities that may be important to its operating strategy. If Rare Medium decides to acquire non-investment security assets, it may not be able to identify and acquire suitable assets and businesses.

Rare Medium’s venture investments are risky.

      An element of Rare Medium’s strategy has been to make selected minority equity investments in Internet start-up companies. As of June 30, 2001, Rare Medium had venture investments in a total of 20 companies, with its equity stakes in these companies ranging from less than 1% to 32%. As of June 30, 2001, the aggregate cost of Rare Medium’s venture investments totaled approximately $68.9 million. Rare Medium has seen a significant decrease in the value of many of these investments as a result of the economic downturn in the Internet environment. Some of these companies have recently initiated bankruptcy proceedings or shut down operations. Decreases in the value of these companies will have an adverse effect on Rare Medium’s ability to recover its investment in these companies. Because Rare Medium owns less than a majority of the shares of these companies, it is not involved in the day-to-day operations of any of these companies and may not be able to control the policies or directions that these companies take. All of the companies in which it has made venture investments are in the early stages of development and many of these companies have been adversely affected by the economic downturn in the Internet environment. These companies may not be able to achieve their business goals in a timely manner or at all. Rare Medium’s strategy has been to realize capital return on its investments in these companies by liquidating these investments through sales of equity or otherwise. Recently, the unfavorable conditions surrounding sales of securities in Internet companies has negatively impacted this strategy. Therefore, Rare Medium may not realize any return on any of these investments or recover the value of these investments. The failure of one or more of these companies in which it has invested, and the timing of any dispositions of its investments in these companies, could have a material adverse effect on Rare Medium’s future cash flow and ability to achieve profitability. Also, the inability to realize a return on these investments could reduce Motient’s ability to fund its business following completion of the merger.

The loss of executive management or other key personnel may harm Rare Medium’s ability to obtain and retain client engagements and compete effectively.

      Rare Medium’s business operations depend largely on the skills of its key management and technical personnel as well as key management and technical personnel of companies it has acquired. If one or more members of Rare Medium’s executive management or other key personnel were unable or unwilling to continue in their present positions, these persons would be very difficult to replace. In light of Rare Medium’s recent reductions in its size, its business operations have become increasingly dependent on remaining key management and technical personnel. In addition, if any of these persons joined a competitor or formed a competing company, some of Rare Medium’s clients might choose to use the services of that competitor or new company instead of Rare Medium. Furthermore, Rare Medium’s clients or other companies seeking management talent may hire away some members of its executive management or other key personnel. Finally, as a result of the merger, Rare Medium may encounter difficulties in retaining its key personnel. This could result in the loss of Rare Medium’s client relationships or new business opportunities and impede its ability to implement its business strategy. In addition, except for Glenn S. Meyers, Rare Medium’s Chairman and Chief Executive Officer, Rare Medium does not maintain key man insurance for any of its employees.

Rare Medium is dependent on its ability to retain highly qualified internet professionals.

      Rare Medium’s business operations depend in large part on its ability to retain highly qualified Internet professionals who can provide the technical, strategic consulting, creative, marketing and audience development skills required by clients. Rare Medium cannot assure you that it will be able to retain qualified personnel. Failure to do so could have a material adverse effect on Rare Medium’s business due to the fact that a professional services business of the type operated by Rare Medium is dependent upon the quality of services offered to clients by individual service professionals. Diminished or inadequate service offerings by Rare Medium professionals could adversely affect Rare Medium’s relationship with existing and future clients and its ability to acquire new clients.

Rare Medium’s fixed price contracts involve financial risk.

      Many of Rare Medium’s contracts are currently on a fixed price basis, rather than a time and materials basis. Rare Medium assumes greater financial risk on fixed price contracts than on time and materials engagements because its source of revenue remains fixed while its costs may be rising. Rare Medium has had to commit unanticipated resources to complete some of its projects, resulting in lower gross margins on some contracts. Rare Medium may experience similar situations in the future. If Rare Medium fails to estimate accurately the resources and time required for an engagement, to manage client expectations effectively or to complete fixed price engagements within Rare Medium’s budget, on time and to its clients’ satisfaction, Rare Medium would be exposed to cost overruns, potentially leading to losses on these engagements. These losses could have a material adverse effect on Rare Medium’s ability to achieve profitability.

Rare Medium’s revenues could be negatively affected by the loss of major clients.

      Rare Medium currently derives a significant portion of its revenues from a limited number of clients. For the six months ended June 30, 2001, Rare Medium estimates that its five largest clients, one of whom is XM Radio, accounted for approximately 53% of its revenues. The loss of major clients could significantly reduce Rare Medium’s revenues, which could have a material adverse effect on its future cash flow and ability to achieve profitability.

Rare Medium’s success depends upon strategic relationships.

      Rare Medium has established strategic relationships with IBM, Microsoft, SunMicrosystems, iPlanet, Open Market, ATG, Interwoven, and i2 that may be terminated at any time. The loss of any of these or other strategic relationships would deprive Rare Medium of the opportunity to:

•	gain early access to leading-edge technology;

•	cooperatively market products with these vendors;

•	cross-sell additional services; or

•	gain enhanced access to vendor training and support.

      Recently, Rare Medium received notice from Microsoft Corporation that it is seeking to terminate its strategic relationship with Rare Medium. In light of downturns in the Internet services industry, one or more additional strategic partners could seek to terminate its relationship with Rare Medium. Termination of the Microsoft strategic relationship or others could also result in significant monetary obligations.

Rare Medium’s business depends on growing demand for Internet services.

      If the usage and volume of commercial transactions on the Internet does not continue to increase, demand for Rare Medium’s services may continue to decrease and its ability to achieve profitability could be materially and adversely affected. Rare Medium’s future success depends on the continued expansion of, and reliance of consumers and businesses on, the Internet and related technical services. The Internet may not be able to support an increased number of users or an increase in the volume of data transmitted over it. As a result, the performance or reliability of the Internet may be adversely affected as use increases.

Rare Medium’s business operations depend on its ability to adapt to technological innovations.

      Rare Medium’s business operations depend, in part, on its ability to keep pace with rapid technological change, new products and services embodying new processes and technologies and industry standards and practices. Failure to respond to these changes could render Rare Medium’s existing service practices and methodologies obsolete.

Misappropriation of Rare Medium’s trademarks and other proprietary rights could harm its reputation, affect its competitive position and cost money.

      Rare Medium believes its trademarks and other proprietary rights are important to its success and competitive position. If it is unable to protect its trademarks and other proprietary rights against unauthorized use by others, its reputation among existing and potential clients could be damaged and its competitive position adversely affected. Rare Medium has registered or is registering certain of its trademarks in the United States and abroad. Rare Medium attempts to limit access to and distribution of its proprietary information as well as proprietary information licensed from third-parties. Rare Medium’s strategies to deter misappropriation could be inadequate in light of the following risks:

•	non-recognition or inadequate protection of its proprietary rights in certain foreign countries;

•	undetected misappropriation of its proprietary information or materials; and

•	development of similar software or applications by its competitors.

      If any of these risks materialize, Rare Medium could be required to pay significant amounts to defend its rights or pay damages, and its managerial resources could be diverted.

Other parties may claim that Rare Medium has infringed upon their intellectual property rights, resulting in substantial costs and a diversion of Rare Medium’s resources.

      It is possible that third parties, including its clients, may claim Rare Medium is infringing upon their intellectual property rights. A successful infringement claim against Rare Medium may result in:

•	liability for litigation costs and damages;

•	Rare Medium being enjoined from using specific intellectual property in the future;

•	costs for licensing specific intellectual property from others;

•	significant costs associated with the development of non-infringing alternatives; and

•	having to indemnify clients with respect to losses as a result of its infringement of the intellectual property.

      Even if Rare Medium is successful in defending against an infringement claim, it may incur substantial costs defending itself. Additionally, these claims could divert needed resources, including management’s attention, and could harm Rare Medium’s reputation.

Rare Medium may be subject to legal liability to its clients.

      Many of Rare Medium’s engagements involve the development and implementation of Internet services that are important to its clients’ businesses. Rare Medium’s failure or inability to meet a client’s expectations in the performance of services could injure its business reputation or result in a claim for substantial damages against it regardless of its responsibility for the failure. In addition, the services Rare Medium provides for its clients may include confidential or proprietary client information. Although Rare Medium has implemented policies to prevent client information from being disclosed to unauthorized parties or used inappropriately, any such unauthorized disclosure or use could result in a claim against it for substantial damages. Rare Medium’s contractual provisions attempting to limit damages may not be enforceable in all instances or may otherwise fail to protect it from liability for damages.

Government regulation of the Internet could impact Rare Medium’s operations.

      Few laws or regulations are directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to the Internet, including the possible levying of tax on e-commerce transactions. Importantly, the current moratorium on certain Internet taxes expires in October 2001. If this moratorium is not extended, e-commerce businesses could be faced with an array of state and local taxes. Any new legislation could inhibit the growth in use of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, which could in turn decrease the demand for Rare Medium’s services or otherwise have a material adverse effect on its future operating performance and business.

Rare Medium’s recent restructuring charges have resulted in uncertainty in future operating results.

      During the first six months of 2001, Rare Medium recognized restructuring charges of approximately $21.9 million related to the downsizing of its Internet services business. These restructuring charges were aimed at aligning Rare Medium’s cost structure with changing market conditions and decreased demand for its services. These charges were primarily attributable to office closings in Canada, Australia, Singapore, England and Michigan and other office consolidations. The restructuring of the Internet services business resulted in headcount reductions of approximately 400 employees through August 9, 2001. These consolidations and headcount reductions may result in disruptions to Rare Medium’s business, such as uncertain employee morale, disputes with landlords, legal claims, inability to service customers or similar disruptions related to a smaller workforce. In addition, the downsizing creates uncertainty about Rare Medium’s prospects and future operating results.

If the merger is not completed on or prior to September 27, 2001, Rare Medium’s common stock could be delisted from the Nasdaq National Market which could seriously limit the liquidity and negatively affect the value of the Rare Medium common stock.

      The Nasdaq Stock Market has notified Rare Medium that its common stock may be delisted from the Nasdaq National Market due to the fact that Rare Medium’s common stock has failed to maintain a minimum bid price of $1.00 over a period of 30 consecutive trading days. Nasdaq has allowed Rare Medium a period of 90 calendar days, or until September 27, 2001, to regain compliance with the minimum bid price requirement for continued listing. If at any time prior to September 27, 2001, the bid price of Rare Medium’s common stock is at least $1.00 for a minimum of 10 consecutive trading days, Nasdaq will determine whether Rare Medium has satisfied the minimum bid price requirement. If Rare Medium is unable to demonstrate compliance with the minimum bid price requirement on or prior to September 27, 2001, or such other date as Nasdaq may permit, and if the merger has not been completed prior to that date, Nasdaq will notify Rare Medium that its common stock will be delisted from the Nasdaq National Market. If Nasdaq determines to delist Rare Medium’s common stock and the merger with Motient has not yet been completed, Rare Medium plans to appeal the determination pursuant to Nasdaq’s procedures. Rare Medium cannot assure you that it would be successful in appealing any determination by Nasdaq to delist its common stock. If Rare Medium’s common stock is delisted from the Nasdaq National Market and the merger has not yet been completed, the delisting would result in a reduction in the liquidity and market price of shares of Rare Medium common stock. This lack of liquidity would also make it difficult for Rare Medium to raise capital.

FORWARD LOOKING STATEMENTS

      This joint proxy statement/ prospectus includes “forward-looking statements.” Motient and Rare Medium intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements included in these statutory provisions. All statements regarding Motient’s or Rare Medium’s expected financial position and operating results, expected revenue, liquidity, potential liquidity events, effects on cash expenditures, cash flow and outstanding bank indebtedness, our business strategy, our financing plans, our future capital requirements, forecasted demographic and economic trends relating to our industry, the consummation of the proposed merger, government approvals, combined business opportunities and synergies, anticipated cost savings and other benefits from the merger and to recover merger-related costs, and similar matters are forward-looking statements. In some cases, stockholders of Motient and Rare Medium can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “project” or “intend.” All forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Stockholders of Motient and Rare Medium should be aware that these statements only reflect our predictions and are not a guarantee of future performance. Actual events or results may materially differ. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this joint proxy statement/ prospectus under the caption “Risk Factors” as well as elsewhere in this document and in our other public filings. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent specifically required by SEC rules.

THE MOTIENT SPECIAL MEETING

      This joint proxy statement/ prospectus is first being mailed or delivered by Motient to its stockholders on or about           , 2001 in connection with the solicitation of proxies by the Motient board of directors for use at the Motient special meeting and at any adjournments or postponements of the special meeting. You should read this document carefully before voting your shares.

Date, Time and Place; Matters to Be Considered

      The Motient special meeting is scheduled to be held on           , 2001 at 10:00 a.m., local time, at                                . At the Motient special meeting, Motient stockholders will be asked to consider and vote upon the following proposals:

1.	two proposals to adopt one restated certificate of incorporation of Motient that consists of the following two separate amendments:

(A)	to create (1) a class of non-voting common stock, having a par value of $.01 per share, (2) a series of preferred stock designated as Series A voting convertible preferred stock, having a par value of $.01 per share and (3) a series of preferred stock designated as Series A non-voting convertible preferred stock, having a par value of $.01 per share; and

(B)	to increase the authorized capital stock from 150.2 million to 300 million shares;

2.	a proposal to approve the issuance of

•	shares of Motient Series A preferred stock, Motient stock options and Motient warrants pursuant to the Agreement and Plan of Merger by and among Motient Corporation, MR Acquisition Corp., a wholly-owned subsidiary of Motient Corporation, and Rare Medium Group, Inc., dated as of May 14, 2001, as amended; and

•	shares of Motient’s Series A preferred stock, Series A non-voting preferred stock, common stock and non-voting common stock upon the exercise or conversion of shares of Motient Series A preferred stock, Motient stock options and Motient warrants issued pursuant to the merger agreement;

3.	a proposal to approve an amendment to the Motient Employee Stock Purchase Plan to increase the number of shares of Motient common stock reserved for issuance under the plan by 600,000 shares to an aggregate of 1.2 million shares; and

4.	a proposal to adopt an amendment to the certificate of incorporation of Motient to effect a one-for-ten reverse stock split.

      THE APPROVAL OF EACH OF PROPOSALS 1(A), 1(B) AND 2 IS REQUIRED FOR THE MERGER TO BE COMPLETED, AND UNLESS EACH OF PROPOSALS 1(A), 1(B) AND 2 ABOVE IS APPROVED, NONE OF PROPOSALS 1(A), 1(B) AND 2 WILL BECOME EFFECTIVE. Proposal 3 is not required for the merger to occur, but will take effect, if approved, whether or not the merger is completed. IF PROPOSAL 4 IS NOT APPROVED, MOTIENT COMMON STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET AND THE MERGER MAY NOT OCCUR. IF APPROVED, PROPOSAL 4 WILL TAKE EFFECT WHETHER OR NOT THE MERGER IS COMPLETED. HOWEVER, PROPOSAL 4 MAY NOT TAKE EFFECT IF THE MOTIENT BOARD OF DIRECTORS DETERMINES IT IS NO LONGER ADVISABLE.

Proxies

      The accompanying form of proxy is for the use of Motient stockholders to allow them to vote at the Motient special meeting if they cannot or do not wish to attend and vote in person. Motient stockholders may also vote by telephone or through the Internet by following the instructions on the proxy card accompanying this joint proxy statement/ prospectus. A Motient stockholder may revoke a previously granted proxy at any time before it is exercised, by submitting to the corporate secretary of Motient written notice of revocation or a properly executed proxy with a later date, or by attending the Motient special meeting and voting in person. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to Motient Corporation, 10802 Parkridge Boulevard, Reston, VA 20191, Attention: Corporate Secretary. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies. If no specification is made, shares will be voted in favor of the proposals.

      The Motient board of directors is not currently aware of any other matters that will come before the Motient special meeting. If any other matter should be presented at the Motient special meeting for action, the persons named in the accompanying proxy card will vote the proxy in their own discretion.

Solicitation of Proxies

      Motient and Rare Medium have agreed that all expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/ prospectus and the registration statement of which it is a part shall be shared equally by Motient and Rare Medium. Other than these expenses, Motient will bear the entire cost of soliciting proxies from Motient stockholders. In addition to soliciting proxies by mail, Motient will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Motient common stock and secure their voting instructions. Motient will reimburse record holders for their reasonable expenses in so doing. Motient intends to use several of its officers and regular employees, who will not be specially compensated, to solicit proxies from stockholders, either personally or by telephone, telegram, facsimile or electronic or United States mail.

      Motient has engaged Ashton Partners L.L.C. to assist with the soliciting of proxies from institutional stockholders of Motient. Motient’s arrangement with Ashton Partners provides for Motient to pay a maximum fee of $5,000 to Ashton Partners.

Record Date and Voting Rights

      The Motient board of directors has selected the close of business on           , 2001 as the record date for the Motient special meeting. Only holders of record of shares of Motient common stock on the record date will be entitled to notice of and to vote at the Motient special meeting. Holders of           shares of Motient common stock are entitled to vote at the Motient special meeting. On the record date, there were                     record holders of common stock.

      Each share of Motient common stock entitles its holder to one vote. The affirmative vote of at least a majority of all of the outstanding shares of Motient common stock is required for approval of each of Proposals 1(A) and 1(B)— to adopt the restated certificate of incorporation and Proposal 4— to adopt an amendment to the certificate of incorporation of Motient to effect a one-for-ten reverse stock split. The affirmative vote of at least a majority of the total votes cast, in person or by proxy, is required for approval of Proposal 2— the issuance of shares of Motient Series A preferred stock, Motient stock options and Motient warrants in the merger and the shares of Motient’s Series A preferred stock, Series A non-voting preferred stock, common stock, and non-voting common stock underlying those securities. The affirmative vote of at least a majority of the total votes present in person or by proxy and entitled to vote on the proposal is required for approval of Proposal 3— an amendment to the Motient Employee Stock Purchase Plan. The approval of each of Proposals 1(A), 1(B) and 2 is required for the merger to be completed, and unless each of proposals 1(A), 1(B) and 2 above is approved, none of proposals 1(A), 1(B) and 2 will become effective. In addition, if Proposal 4 is not approved, the conditions to closing the merger may not be satisfied and the merger may not be completed, unless the parties agree to waive these conditions.

      Shares of Motient common stock present in person at the special meeting but not voting, and shares of Motient common stock for which Motient has received proxies but with respect to which holders of these shares have abstained will be counted as present at the special meeting for purposes of determining the presence of a quorum for transacting business. Brokers who hold shares of Motient common stock in nominee or street name for customers who are the beneficial owners of these shares are prohibited from giving a proxy to vote shares held for these customers with respect to the matters to be voted upon at the special meeting without specific instructions from these customers. Shares represented by proxies returned by a broker holding the shares in street name will be counted for purposes of determining whether a quorum exists, even if the shares are not voted in matters where discretionary voting by the broker is not allowed. Abstentions and broker non-votes will have the same effect as a vote against each of Proposals 1(A), 1(B) and 4. Abstentions and broker non-votes will have no effect on Proposal 2. Abstentions will have the same effect as a vote against Proposal 3. Broker non-votes will have no effect on approval of Proposal 3.

      Some stockholders of Motient have entered into voting agreements with Rare Medium by which they have agreed to vote their shares in favor of Proposal 1, to adopt the restated certificate of incorporation, and in favor of Proposal 2, for the issuance of Motient shares, options and warrants pursuant to the merger agreement. The 12,339,998 shares of Motient common stock subject to these agreements represent approximately 24.7% of the outstanding shares entitled to vote at the Motient special meeting.

Recommendation of the Motient Board of Directors

Proposals One(A) and One(B): The Restated Certificate of Incorporation; Proposal Two: Issuance of Motient Securities in the Merger.

      Proposals 1(A) and 1(B) are to adopt one restated certificate of incorporation of Motient that consists of the following two separate amendments:

(A)	to create (1) a class of non-voting common stock, having a par value of $.01 per share, (2) a series of preferred stock designated as Series A voting convertible preferred stock, having a par value of $.01 per share and (3) a series of preferred stock designated as Series A non-voting convertible preferred stock, having a par value of $.01 per share; and

(B)	to increase the authorized capital stock from 150.2 million to 300 million shares;

      Proposal 2 is for the approval of the issuance of shares of Motient Series A preferred stock, Motient stock options and Motient warrants pursuant to the merger agreement and the shares of Motient’s Series A preferred stock, Series A non-voting preferred stock, common stock, and non-voting common stock underlying those securities.

      The approval of each of Proposals 1(A), 1(B) and 2 is required for the merger to be completed, and unless each of proposals 1(A), 1(B) and 2 above is approved, none of proposals 1(A), 1(B) and 2 will become effective.

      The Motient board of directors has determined that the merger, the adoption of both proposals for the restated certificate of incorporation and the issuance of securities in the merger are fair to and in the best interests of Motient and its stockholders, and, therefore, has approved the merger agreement. The Motient board of directors recommends that the stockholders of Motient vote “FOR” the adoption of both proposals for the restated certificate of incorporation of Motient and “FOR” the issuance of shares of Motient Series A preferred stock, Motient stock options and Motient warrants pursuant to the merger agreement. For a more complete description of the recommendation of Motient’s board of directors see “The Merger— Recommendation of the Motient Board of Directors and Reasons for the Merger.”

Proposal Three: Approval of an Amendment to the Motient Employee Stock Purchase Plan

      Proposal 3 is approval of an amendment to the Motient Employee Stock Purchase Plan to increase the number of shares of Motient common stock reserved for issuance under the plan by 600,000 shares to an aggregate of 1.2 million shares. Proposal 3 is not required for the merger to occur, and if approved, will take effect whether or not the merger is completed. For a detailed description of the Motient Employee Stock Purchase Plan see “Proposal 3: Amendment to Motient Employee Stock Purchase Plan.”

      The Motient board of directors has approved Proposal 3. The Motient board of directors recommends that the stockholders of Motient vote “FOR” an amendment to the Motient Employee Stock Purchase Plan to increase the number of shares of Motient common stock reserved for issuance under the plan.

Proposal Four: Amendment to Certificate of Incorporation to Effect a One-For-Ten Reverse Stock Split

      Proposal 4 is to adopt an amendment to the certificate of incorporation of Motient to effect a one-for-ten reverse stock split. If Proposal 4 is not approved, Motient’s common stock may be delisted from the Nasdaq National Market. If Motient’s common stock is delisted, then Motient Series A preferred stock will probably not be listed on the Nasdaq National Market, which is a condition to closing of the merger. If this condition is not satisfied or waived, then the merger may not occur.

      If approved, Proposal 4 will take effect whether or not the merger is completed. However, Proposal 4 may not take effect if the Motient board of directors determines it is no longer advisable. For a detailed description of Proposal 4 see “Proposal 4: Amendment to Certificate of Incorporation to Effect a One-For-Ten Reverse Stock Split.”

      The Motient board of directors has approved Proposal 4. The Motient board of directors recommends that the stockholders of Motient vote “FOR” the adoption of an amendment to the certificate of incorporation of Motient to effect a one-for-ten reverse stock split.

THE RARE MEDIUM SPECIAL MEETING

      This joint proxy statement/ prospectus is first being mailed or delivered by Rare Medium to its stockholders on or about           , 2001 in connection with the solicitation of proxies by the Rare Medium board of directors for use at the Rare Medium special meeting and at any adjournments or postponements of the special meeting. This document is also a prospectus for the Motient Series A preferred stock to be issued in the merger and the Motient common stock issuable upon conversion of the Motient Series A preferred stock. You should read this document carefully before voting your shares.

Date, Time and Place; Matters to be Considered

      The Rare Medium special meeting will be held on           , 2001 at           a.m., local time at                               , New York, New York. At the Rare Medium special meeting, Rare Medium stockholders will be asked to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger by and among Motient Corporation, MR Acquisition Corp., a wholly owned subsidiary of Motient, and Rare Medium, dated as of May 14, 2001, as amended.

      The approval of this proposal is required in order for Rare Medium to consummate the merger.

Proxies

      The accompanying form of proxy is for the use of Rare Medium stockholders to allow them to vote at the Rare Medium special meeting if they cannot or do not wish to attend and vote in person. A Rare Medium stockholder may revoke a previously granted proxy at any time before it is exercised by:

•	submitting to the corporate secretary of Rare Medium written notice of revocation or a properly executed proxy with a later date; or

•	by attending the Rare Medium special meeting and voting in person.

      Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to Rare Medium Group, Inc., 565 Fifth Avenue, 29th Floor, New York, New York 10017, Attention: Corporate Secretary. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies. If no specification is made, shares represented by valid proxies will be voted in favor of the proposal to approve and adopt the merger agreement.

      The Rare Medium board of directors is not currently aware of any other matters that will come before the Rare Medium special meeting. If any other matter should be presented at the Rare Medium special meeting for action, the persons named in the accompanying proxy card will vote the proxy in their own discretion.

Solicitation of Proxies

      Motient and Rare Medium have agreed that all expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/ prospectus and the registration statement of which it is a part shall be shared equally by Motient and Rare Medium. Other than these expenses, Rare Medium will bear the entire cost of soliciting proxies from Rare Medium stockholders. In addition to soliciting proxies by mail, Rare Medium will request banks, brokers and other record holders to send proxies and proxy material to the beneficial owners of Rare Medium common stock and secure their voting instructions. Rare Medium will reimburse record holders for their reasonable expenses in so doing. Rare Medium intends to use several of its officers and regular employees, and possibly one or more of Motient’s officers and regular employees, none of whom will be specially compensated, to solicit proxies from stockholders, either personally or by telephone, telegram, facsimile or electronic or United States mail.

      Rare Medium has engaged             , a proxy solicitation firm, to assist with the soliciting of proxies from the holders of Rare Medium common stock. Rare Medium’s arrangement with             provides that Rare Medium will pay a fee of $     to             for its proxy solicitation services.

Record Date and Voting Rights

      The Rare Medium board of directors has selected the close of business on           , 2001 as the record date for the Rare Medium special meeting. Only holders of record of shares of Rare Medium common stock and preferred stock on the record date will be entitled to notice of and to vote at the Rare Medium special meeting. Holders of            shares of Rare Medium common stock and            shares of Rare Medium preferred stock are entitled to vote at the Rare Medium special meeting. On the record date, there were            record holders of Rare Medium common stock and three record holders of Rare Medium preferred stock.

      Each share of Rare Medium common stock entitles its holder to one vote. Each share of Rare Medium preferred stock entitles its holder to the number of votes which the holder would have had if the holder converted its share of preferred stock into Rare Medium common stock immediately prior to the record date. The Rare Medium preferred stock entitles its holders to cast a total of 9.75 million votes. Accordingly, there are            votes entitled to be cast at the special meeting and the affirmative vote of at least a majority of all of the outstanding votes entitled to be cast at the special meeting, along with the consent of the holders of Rare Medium preferred stock, is required to approve and adopt the merger agreement. The approval of the merger proposal is required in order for Rare Medium to consummate the merger.

      Shares of Rare Medium common stock and preferred stock present in person at the special meeting but not voting, and shares of Rare Medium common stock and preferred stock for which Rare Medium has received proxies but with respect to which holders of these shares have abstained, will be counted as present at the special meeting for purposes of determining the presence of a quorum for transacting business. Brokers who hold shares of Rare Medium common stock in nominee or street name for customers who are the beneficial owners of these shares are prohibited from giving a proxy to vote shares held for these customers with respect to the matters to be voted upon at the special meeting without specific instructions from these customers. Shares represented by proxies returned by a broker holding these shares in street name will be counted for purposes of determining whether a quorum exists, even if these shares are not voted in matters where discretionary voting by the broker is not allowed. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve and adopt the merger agreement.

      The holders of Rare Medium preferred stock entered into voting agreements with Motient pursuant to which they have agreed to vote their shares of Rare Medium preferred stock and Rare Medium common stock in favor of the merger proposal and against any competing transaction involving Rare Medium. The 12,709,499 shares of Rare Medium common stock and 1,014,848 shares of Rare Medium preferred stock subject to the voting agreements collectively represent approximately 31% of the votes entitled to be cast at the Rare Medium special meeting.

      For additional information about beneficial ownership of Rare Medium common stock by stockholders owning more than 5% of Rare Medium common stock and by directors and executive officers of Rare Medium, see “Stock Ownership of Management, Directors and More than 5% Stockholders of Rare Medium.”

Determination of the Rare Medium Special Committee; Recommendation of the Rare Medium
Board of Directors

      The special committee of the board of directors of Rare Medium, which consists solely of directors who are not officers of Rare Medium and not affiliated with the holders of Rare Medium preferred stock, has unanimously determined that the merger agreement and the merger are in the best interests of Rare Medium and are advisable, fair to and in the best interests of the holders of Rare Medium common stock. The special committee recommended to the board of directors that it approve and adopt the merger agreement and that the board of directors recommend that Rare Medium’s stockholders approve and adopt the merger agreement.

      The Rare Medium board of directors has unanimously determined that the merger agreement and the merger are advisable, fair to and in the best interest of Rare Medium and the holder of its common stock. The Rare Medium board of directors recommends that the stockholders of Rare Medium vote “FOR” approval and adoption of the merger agreement. For a more complete description of the recommendation of Rare Medium’s board of directors see “The Merger— Determination of the Special Committee of the Board of Directors of Rare Medium and Recommendation of the Rare Medium Board of Directors; Reasons for the Merger.”

THE MERGER

      Except where otherwise indicated, information in this section does not reflect the effects of the one-for-ten reverse stock split included as Proposal 4 in this joint proxy statement/prospectus.

General

      The boards of directors of Motient, Rare Medium and MR Acquisition Corp. have each approved the merger agreement, which provides for the merger of MR Acquisition Corp. with and into Rare Medium, with Rare Medium as the surviving corporation of the merger and a wholly-owned subsidiary of Motient.

      In the merger, each outstanding share of Rare Medium common stock will be converted into the right to receive one-tenth of a share of Motient’s new Series A preferred stock. Each share of Series A preferred stock:

•	will have a liquidation preference of $20,

•	will be convertible at any time into 6.4 shares of Motient common stock at the option of the holder, and

•	will automatically convert into 6.4 shares of Motient common stock if the volume weighted average trading price of Motient common stock equals or exceeds $3.125 for ten consecutive trading days.

The conversion of the Rare Medium common stock is described in more detail under “Terms of the Merger Agreement and Related Transactions—Conversion of Rare Medium Common Stock and Preferred Stock; Treatment of Options and Warrants,” and the terms of the Motient Series A preferred stock are described in more detail under “Motient Capital Stock and Comparison of Stockholder Rights.” Only whole shares of Motient Series A preferred stock will be issued in the merger. Holders of Rare Medium common stock will receive cash payments instead of fractional shares that would otherwise be issued, as described under “Terms of the Merger Agreement and Related Transactions—Exchange of Certificates; Fractional Shares.” See also “Summary—Motient’s Proposed One-For-Ten Reverse Stock Split” for the adjustments to be made to the conversion terms of the Series A preferred stock if the reverse stock split is effected.

      As part of the merger, holders of Rare Medium’s outstanding shares of preferred stock will receive, in the aggregate, the following:

•	9 million shares of Class A common stock of XM Satellite Radio Holdings Inc.;

•	a cash payment currently expected to be approximately $13 to $16 million, to be applied to purchase Motient bank loans as described below; and

•	if the value of the XM Radio stock plus the cash payment is worth less than $115 million, three-year secured promissory notes with an aggregate principal amount equal to the deficiency, and bearing interest at 12% per year.

For purposes of determining whether a deficiency note should be issued, the value of the XM Radio stock will be based on its volume weighted average trading price on the Nasdaq National Market for the ten consecutive trading days ending on the day prior to the day the merger closes. Assuming the cash payment equals $13 million, these notes will not be issued unless the weighted average trading price of the XM Radio stock is less than $11.34. On August 10, 2001, the closing price of XM Radio stock was $13.58.

      If issued, the deficiency notes will be secured by a second lien on Motient assets securing its remaining guaranteed bank debt. The principal amount of these notes is subject to a downward adjustment on September 30, 2001, based on the then-current market value of the XM Radio stock.

      For a detailed discussion of the conversion of the Rare Medium preferred stock and the terms of the promissory notes, see “Terms of the Merger Agreement and Related Transactions— Conversion of Rare Medium Common Stock and Preferred Stock; Treatment of Options and Warrants.”

      The following tables show information about the approximate value of the consideration to be received in the merger in exchange for shares of Rare Medium common stock and preferred stock. The information is based on

•	the closing price of Motient common stock on August 10, 2001 of $0.58 per share,

•	the closing price of XM Radio stock on August 10, 2001 of $13.58 per share,

•	the conversion rate of Motient Series A preferred stock into Motient common stock,

•	the assumption that Motient Series A preferred stock has a value equivalent to the shares of Motient common stock into which it is convertible, and

•	the assumption that the cash payment to the holders of Rare Medium preferred stock will be $13 million.

      Based on these assumptions, the aggregate value of the consideration to be received in the merger is $158,854,000, to be apportioned as follows:

Value of Merger Consideration to be Received for Common Stock

	Per share value	Aggregate value

Shares held by the holders of Rare Medium preferred stock	$0.37	$4,702,514

Shares held by all other stockholders	$0.37	$18,931,486

Total		$23,634,000

Aggregate Value of Merger Consideration to be Received for Preferred Stock

XM Radio stock	$122,220,000

Cash payment	$13,000,000

Notes	$—

Total	$135,220,000

      At the closing of the merger, Motient will repay approximately $28.2 million of debt under its term and revolving credit facilities. At that time, holders of Rare Medium’s preferred stock will use the cash payment they receive in the merger to purchase outstanding loans and commitments to issue additional loans from the bank lenders under Motient’s revolving credit facility. The purchased loans and commitments are currently guaranteed by Baron Capital and Singapore Telecom. In connection with the purchase, these guarantees will be terminated and replaced by guarantees by one or more persons selected by the holders of Rare Medium preferred stock, who may be their affiliates. Baron Capital and Singapore Telecom required the termination of these guarantees in exchange for their consent to the merger, which was required under the terms of Motient’s term and revolving credit facilities.

      The total amount of loans and commitments to be purchased, and therefore the size of the cash payment to holders of Rare Medium preferred stock, is expected to be approximately $13 to $16 million. The amount depends on whether, prior to the purchase, Motient receives $10 million in escrow deferred payments in connection with Motient’s sale of its transportation business to Aether Systems, Inc. If received, this payment will be used to reduce the amounts outstanding under Motient’s term and revolving credit facilities, thereby reducing the amount of the loans and commitments to be purchased. For a more detailed discussion of the repayment of the bank facilities and the related transactions with the holders of Rare Medium preferred stock, see “Terms of the Merger Agreement and Related Transactions— Conversion of Rare Medium Common Stock and Preferred Stock— Treatment of Options and Warrants.”

Background of the Merger

      Both Motient and Rare Medium regularly evaluate strategies for improving their competitive positions and enhancing their respective stockholder values, including opportunities for acquisitions of other companies or their assets, possible partnerships or alliances and other significant transactions. Both companies have, in the past, grown their businesses by adding complementary services, technologies and assets through acquisitions and similar transactions.

      In the summer of 2000, companies in the internet professional services industry began manifesting downward trends as funding for dot-com clients declined sharply and Fortune 2000 customers slowed their purchasing decisions and scaled back IT budgets. These negative industry trends have accelerated through the present, as reflected in Rare Medium’s results for the first half of 2001. Rare Medium’s Internet services business revenue declined from approximately $30 million in the fourth quarter of 2000 to approximately $8 million in the second quarter of 2001. Market capitalizations in the Internet professional services sector declined precipitously in this period, as they did in the technology sector generally. Rare Medium’s market capitalization declined more than 75% since December 2000. The difficulty in fundraising experienced by early-stage, technology focused companies also began to negatively impact Rare Medium’s venture investment portfolio as many investee companies could not get funding required for growth. In light of this environment and performance, Rare Medium’s management late in the summer of 2000 began to explore strategic alternatives and continued to do so through the announcement of the merger. Rare Medium, together with its advisors including its financial advisor Credit Suisse First Boston Corporation, discussed strategic transactions with certain third parties and, based on the due diligence performed in the course of those conversations, Rare Medium was of the view that a combination with any of the third parties was either not feasible or otherwise not in the best interests of Rare Medium’s stockholders because of the deteriorated condition of companies in their respective sectors. In the fourth quarter of 2000 and first quarter of 2001, Rare Medium’s management and advisors focused their efforts on evaluating potential business combinations and other strategic alliances with technology companies that owned “fixed” assets, meaning property, plant, equipment and spectrum assets that could benefit from Rare Medium’s expertise in developing and implementing internet applications, as well as Rare Medium’s cash resources. While Rare Medium’s management engaged in discussions with various parties, no agreements were reached with any of these parties.

      During this time period, Motient was also considering strategies to develop its business and growth prospects. Motient believed that its customers have a need for custom wireless software applications and consulting services and that it had failed to win customers with these needs. Motient expected that it could have more success in winning business customers if it could offer customized solutions to potential customers, including development of client software applications. Because of this belief, Motient has had a long-standing desire to develop or acquire software development and consulting services to complement its wireless communications offerings. Historically, Motient has been only a network provider without the capability to develop customized software applications for its customers. Motient believed it would have a competitive advantage with its customers if it could develop software for its customers to be used on the networks provided by Motient. Rare Medium, being in the Internet professional services business, has had the capability to both develop customized software applications for different businesses and provide advice and guidance on implementation of the software applications. Motient considered various options for developing this capability, including building an in-house software development team through lateral hiring, or through strategic partnerships with or acquisitions of software or consulting firms. The synergistic benefits and opportunities of a combination with a provider of Internet professional services like Rare Medium could lead to greater opportunities for Motient to serve its network customers. In addition, because Motient is not cash flow positive and has incurred significant net operating losses since its inception, it had also been considering options to meet its cash and liquidity needs. Motient’s cash and liquidity needs are related to the costs of developing and building its networks, selling and providing its products and services, interest expense and working capital. Acquiring a company like Rare Medium that has significant free cash available and that does not have significant capital expenditures could assist Motient in meeting its cash and liquidity requirements.

      Motient first became aware of Rare Medium’s software and consulting business based on industry information surrounding the launch of IBM’s WebSphere product at an industry conference sponsored by IBM in November 2000.

      In December 2000, Motient and Rare Medium first discussed the possibility of a partnership or strategic alliance between the two companies. On December 11, 2000, Gary Parsons, the chairman of

Motient’s board of directors, Walt Purnell, the president and chief executive officer of Motient, and Bart Snell, the chief financial officer of Motient, had discussions with Glenn Meyers, Rare Medium’s chief executive officer, Andrew Africk, a member of the board of directors of Rare Medium and a principal of Apollo Management, L.P., an affiliate of the holders of Rare Medium preferred stock. The representatives of Motient and Rare Medium discussed the merits of a potential partnership or strategic combination of the two companies and suggested that, subject to a due diligence review of both companies, it would be in the best interests of both companies to continue exploring a possible combination. The representatives of the two companies realized that a combination may be desirable in light of the synergistic benefits of the combination and Rare Medium’s capacity to provide Motient with the interim financing Motient required to execute its business plan. In considering the potential synergistic benefits of a transaction with Motient, representatives of Rare Medium considered the complementary nature of Motient’s wireless assets and Rare Medium’s systems integration skills and their existing customer bases. Representatives of Rare Medium also considered how a transaction with Motient could offer better opportunities to utilize Rare Medium’s service professionals in the wireless industry, which offered greater potential for growth than Rare Medium’s current industry. During the initial discussions between representatives of Motient and Rare Medium, Motient was informed of the significant amount of available cash on Rare Medium’s balance sheet, which was a factor in Motient’s decision to go forward with the discussions concerning the potential business combination.

      On January 8, 2001, Motient met with its financial advisor, JPMorgan, to discuss the financial merits of a combination of Motient and Rare Medium. Among the topics discussed were Motient’s capital structure, Rare Medium’s capital structure, Motient’s liquidity requirements, the outlook and prospects for Motient’s business, and potential strategic issues associated with a possible combination of the two companies. Based on such discussions Motient decided to continue to discuss the possible terms of a transaction with Rare Medium.

      In early January, discussions took place between members of the senior management of Motient and representatives of Rare Medium about the consideration and structure of the potential transaction. Thereafter, a draft term sheet was circulated to all parties intending to reflect the then current state of discussions between the parties. The term sheet did not specify an exchange ratio for the Rare Medium common stock, although in the early discussions, Motient had proposed an exchange ratio of 0.4 of a share of Motient common stock for each share of Rare Medium common stock. With respect to the Rare Medium preferred stock, the draft term sheet provided for the holders of Rare Medium preferred stock to receive shares of XM Radio stock or cash with a market value of $125 million subject to a maximum number of shares of XM Radio stock. Discussions between members of the senior management of Motient and Rare Medium about the price and structure of a potential transaction took place on January 16, 2001 in New York City and continued through January by telephone.

      In January, both parties’ respective legal and financial advisers began the initial stages of due diligence review. By the end of January, however, negotiations between the parties ceased as the capital markets experienced a brief resurgence and Motient determined to explore other financings and strategic alternatives.

      During February and March 2001, Rare Medium engaged in discussions regarding a potential transaction with a communications technology-focused company not involved in the Internet services sector. While a transaction with Motient was viewed as a preferred alternative given Rare Medium’s belief that such a transaction would offer better opportunities for the holders of Rare Medium common stock and provide synergistic opportunities between the respective businesses of the two companies, Rare Medium had determined to explore the transaction with the communications technology-focused company when the discussions with Motient had ceased.

      On Tuesday, March 6, Rare Medium’s board of directors met and formed a special committee consisting of two independent directors to review the status and terms of discussions with the communications technology-focused company on behalf of Rare Medium and the holders of its common stock. The members of the committee consisted of Messrs. William Stasior and Jeffrey Killeen. The

discussions with the communications technology-focused company did not result in an agreement in part because Motient and Rare Medium renewed discussions regarding a proposed transaction.

      On March 10, 2001, a member of Rare Medium’s board of directors who is also a representative of the holders of Rare Medium preferred stock called Gary Parsons and indicated that, because Rare Medium was engaged in advanced discussions with the communications technology-focused company about a possible transaction, if Motient still had an interest in pursuing a transaction with Rare Medium, Motient should contact representatives of Rare Medium to pursue such discussions. Shortly thereafter, representatives of Motient contacted representatives of Rare Medium to determine if Rare Medium had any interest in renewing discussions about a potential business combination. On Friday, March 16, representatives from Motient, Rare Medium and their respective legal and financial advisors met at Motient’s headquarters to renew discussions regarding the structure, financial terms and timing of the transaction and to conduct due diligence. During this meeting, Rare Medium learned that Motient was exploring financing alternatives and expressed an interest in seeing whether it could provide financing, based on the fact that part of Rare Medium’s business involved investing in companies and based on the view that a financing transaction could facilitate a potential broader strategic alliance of the two companies. Rare Medium presented a proposal for a potential financing and the parties agreed to conduct further discussions about a possible broader alliance.

      Throughout the third and fourth weeks of March, the parties negotiated the terms of the financing, pursuant to which Rare Medium would purchase from Motient notes secured by shares of XM Radio stock. Motient also engaged in discussions with its banks and guarantors, whose consent was necessary to permit the financing.

      At the same time, discussions were conducted between representatives of the two companies and their respective financial advisors as to the terms of a potential business combination. Following additional discussions between the respective financial advisors, after consultation with the respective managements of the two companies, as to the terms for the holders of common stock and between a representative of the holders of Rare Medium preferred stock and representatives of Motient as to the terms of the consideration for the Rare Medium preferred stock, Motient circulated a revised term sheet for a potential transaction. The term sheet reflected revised terms which were more beneficial to holders of Rare Medium common stock and resulted from the various negotiations that had taken place among the parties and their advisors, including:

•	a .55 exchange ratio for the holders of Rare Medium common stock;

•	holders of Motient common stock to receive warrants to purchase Motient common stock at an $8 exercise price per share and with a three-year term; and

•	and the Rare Medium preferred stock to be exchanged for notes with an aggregate principal amount of $115 million, which would be payable, at Motient’s option, in cash or shares of XM Radio stock, based on the value of such shares at September 30, 2001.

      Over the next several weeks, representatives of Motient and Rare Medium conducted due diligence reviews of each other’s businesses and additional negotiations regarding the terms of the transaction occurred by telephone.

      The Motient board of directors held a meeting on March 22, 2001. Mr. Parsons updated the board on the ongoing discussions with Rare Medium with regard to a potential transaction, including the preliminary valuation and payment terms of the transaction. Mr. Parsons also highlighted the key terms of the proposed transaction which would be structured as a merger, as well as the status of due diligence discussions and negotiations. After extensive discussion, the board unanimously agreed that it was in the best interests of Motient to negotiate the terms of the proposed merger with Rare Medium and to negotiate with the lenders and guarantors of Motient’s term and revolving credit facilities. In addition, the board was updated on the terms of a possible financing transaction with Rare Medium. After discussing the issue, the board authorized the appropriate Motient officers to enter into such a financing transaction on substantially the terms presented to the board. The board further agreed that its approval of the financing transaction was subject to approval by the independent committee of Motient’s board of directors with respect to any required waivers related to the credit facilities.

      On March 23, Rare Medium’s board of directors convened a special telephonic meeting. At this meeting, Mr. Meyers reported to the board on the status of the discussions with Motient. Rare Medium’s legal counsel reviewed with the board the terms of the proposed financing pursuant to which Rare Medium would initially purchase a Motient secured note with a principal amount of $25 million. After discussion of the terms of the secured note, the board resolved to authorize and approve the purchase of the Motient secured note by Rare Medium, subject to the negotiation and execution of definitive documentation.

      At the March 23 meeting, the Rare Medium board of directors also authorized the special committee, which had been formed on March 6, to review, on behalf of Rare Medium and the holders of its common stock, the status and terms of the proposed business combination with Motient. The board’s action reflected the progress in discussions between Rare Medium and Motient and the fact that discussions with the communications technology-focused company had not reached a final stage.

      An independent committee of Motient’s board of directors met on March 27, 2001 to discuss the possible note purchase transaction between Motient and Rare Medium which had been previously been approved by the Motient board of directors. Motient’s independent committee reviews and recommends actions with respect to Motient’s credit facilities. The committee does not include the one Motient director that has a relationship with Hughes Electronics, which is a guarantor under Motient’s credit facilities. At the meeting, Mr. Snell reviewed the proposed terms of the proposed note purchase transaction with Rare Medium. Mr. Snell then reviewed the proposed terms of the bank and guarantor waivers in connection with the note purchase transaction. After careful consideration, the independent committee of Motient’s board of directors approved the terms of the bank and guarantor waivers.

      During the last week of March, legal counsel for Motient circulated an initial draft of a merger agreement for review by Rare Medium and its legal counsel.

      On Friday, March 30, the special committee of Rare Medium’s board of directors met in New York at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Rare Medium’s outside legal counsel. As an initial matter, the members of the special committee considered the retention of legal and financial advisors and authorized Credit Suisse First Boston and Skadden Arps to act as the special committee’s financial and legal advisors, respectively, in light of their expertise in transactions such as these, their familiarity with Rare Medium and their ability to act independently even though they had performed work previously for other parties in the transaction, including affiliates of the holders of Rare Medium preferred stock.

      At the March 30 meeting, Skadden Arps reviewed in detail the legal duties of directors and members of a special committee, as well as the terms of the proposed merger agreement. Glenn Meyers, Rare Medium’s chief executive officer, reviewed the history of the transaction and management’s rationale for pursuing such a combination. In addition, representatives of Credit Suisse First Boston reviewed the current financial terms of the consideration being discussed. In addition, Credit Suisse First Boston provided an overview of the businesses of Motient and XM Radio. Credit Suisse First Boston also reviewed, on a preliminary basis, financial analyses relating to the consideration under discussion.

      At the conclusion of the March 30 special committee meeting, the special committee determined to invite a representative of the holders of Rare Medium preferred stock to attend the special committee’s next meeting to explain the rationale for the consideration to be received by the holders of Rare Medium preferred stock and the manner in which the consideration was determined. The special committee also instructed Credit Suisse First Boston to contact the financial advisor for Motient to continue the negotiations in an effort to improve the terms to be offered to the holders of Rare Medium’s common stock.

      On Monday, April 2, Motient and Rare Medium executed definitive documentation pursuant to which Motient issued a secured note to Rare Medium in the principal amount of $25 million, which note was secured by a pledge of three million shares of XM Radio stock owned by Motient. Rare Medium purchased the secured note on April 4, 2001. The execution of definitive documentation followed the completion of negotiations by Motient and its banks and certain parties guaranteeing its bank debt to obtain their consent to the transaction. The primary purpose of the purchase of the secured note was to provide cash to Motient to meet its short-term liquidity needs as the companies discussed strategic alternatives while at the same time providing an opportunity for Rare Medium to obtain a return on its capital secured by XM Radio stock. The discussions about a potential merger transaction continued while the parties negotiated the terms of the note purchase.

      The next meeting of the Rare Medium special committee was convened on April 3. The primary purpose of the meeting was for a representative of the holders of Rare Medium preferred stock to explain the manner in which the consideration proposed to be received by the holders of Rare Medium preferred stock was determined.

      The representative of Rare Medium’s preferred stockholders indicated that the current terms of the consideration to be received for Rare Medium preferred stock were the result of negotiations conducted directly between representatives of the holders of Rare Medium preferred stock negotiating on their own behalf and Motient. He indicated that the holders of Rare Medium preferred stock’s initial proposal was for them to receive $130 million in cash and/or XM Radio stock. He also noted that in negotiating the terms on behalf of the holders of Rare Medium preferred stock, the following factors were taken into account:

•	the fact that, absent the consent of the holders of Rare Medium preferred stock to a transaction, the Rare Medium preferred stock would continue to accrete in value and reach approximately $119 million by June of 2004, which is the end of the period during which Rare Medium may not elect to redeem the Rare Medium preferred stock, and the holders of Rare Medium preferred stock would also receive additional warrants to purchase 2.7 million shares of Rare Medium common stock pursuant to the terms of the Rare Medium preferred stock;

•	any XM Radio stock received by the holders of Rare Medium preferred stock would be unregistered and subject to liquidity restrictions, and XM Radio did not yet have revenues, each of which would subject the holders of Rare Medium preferred stock to greater risk than if they had received cash, which, in accordance with the terms of the Rare Medium preferred stock, they were entitled to receive;

•	the holders of Rare Medium preferred stock would, in connection with the transaction, be bound by a voting agreement which would restrict their liquidity options between signing and closing and Motient’s requirement that any Motient securities received by the holders of Rare Medium preferred stock be subject to lock-up agreements limiting their liquidity after the closing of the merger; and

•	the receipt by the holders of Rare Medium preferred stock of merger consideration would be a taxable transaction.

      The representative of the holders of Rare Medium preferred stock said that, based on discussions with Motient, the holders of Rare Medium preferred stock would tentatively be prepared to accept as merger consideration, a non-interest bearing note in the amount of $115 million which would be payable in cash or XM Radio stock, at Motient’s option within 60 days after the closing of the merger. The representative of the holders of Rare Medium preferred stock also noted that the consideration to be offered by Motient to the holders of Rare Medium preferred stock was still subject to Motient having discussions on the matter with the banks and guarantors under Motient’s credit facilities and the agreement of the holders of Rare Medium preferred stock with respect to the consideration they would receive.

      After reviewing the matter with the committee’s financial and legal advisors and assessing the presentation made to the committee, the committee directed its legal advisor to contact legal counsel of the holders of Rare Medium preferred stock to express the committee’s concern, especially if the merger consideration is paid in cash, that the holders of Rare Medium preferred stock could receive consideration with a nominal value in excess of the accreted value of the Rare Medium preferred stock, to which the holders of preferred stock would be entitled under the terms of the preferred stock, which was estimated to be slightly over $103 million at the time of a potential closing for a transaction. Following the meeting, counsel for the special committee contacted counsel for the holders of Rare Medium preferred stock.

      Legal counsel for the holders of Rare Medium preferred stock reported to Skadden Arps that while the holders of Rare Medium preferred stock would be willing, at an appropriate time, to consider various alternatives to address the special committee’s concern, it was premature at that time to discuss any possibilities in that regard since additional negotiations with Motient and its guarantors would be forthcoming.

      Representatives of Motient, Rare Medium and the holders of Rare Medium preferred stock met in New York City on April 3 and April 4 and in McLean, Virginia on April 9, 2001 to negotiate the terms for the proposed transaction and to discuss the possible timing of a transaction. Representatives of Motient’s and Rare Medium’s financial advisors also attended the April 4 meeting.

      Throughout April, the parties and their legal and financial advisors continued to engage in negotiations with respect to the merger agreement and conducted further legal, business and financial due diligence. During this period, Motient also engaged in negotiations with the guarantors of its bank debt in an effort to seek their approval of the terms of the transaction, including the release of shares of XM Radio stock serving as collateral of the guarantors’ obligations so that the stock could be used as merger consideration. During those discussions, it became apparent to Motient that as a condition for the guarantors’ consent:

•	some of the guarantors would need to be relieved of their obligations as guarantors of a portion of Motient’s bank debt;

•	that an accommodation would need to be reached as to the amount of bank debt to be repaid by Motient upon closing; and

•	a limit would need to be placed on the maximum number of shares of XM Radio stock which could be paid as merger consideration.

      As a result of the discussions between representatives of Motient and Rare Medium and their respective financial advisors, the consideration to be received by the holders of Rare Medium common stock was revised in a manner that would provide additional protection to holders of Rare Medium common stock relative to the holders of Motient common stock in the event of a liquidation of Motient. Holders of Rare Medium common stock would receive one-tenth of a share of Motient Series A preferred stock for each share of Rare Medium common stock, and each whole share of Motient Series A preferred stock would have a liquidation preference of $20 per share and be convertible at any time into 6.4 shares of Motient common stock. Also, as a result of the discussions between representatives of Motient, Rare Medium, the holders of Rare Medium preferred stock, and Motient’s existing guarantors, the consideration to be received by the holders of Rare Medium preferred stock was revised so that the holders of Rare Medium preferred stock would receive the following as merger consideration:

•	a fixed number of shares of XM Radio stock— namely 9 million— which at the time had a value of approximately $80 million;

•	an amount in cash estimated to be approximately $13 to $16 million to be used by the holders of preferred stock to purchase the portion of the bank debt presently guaranteed by the parties requiring to be released from their guarantee obligations— Baron Capital and Singapore Telecom; and

•	discrepancy notes equal to the difference, as of the time of closing, between $115 million and the aggregate value of the XM Radio stock and cash received by them in the merger, based on the then trading value of the XM Radio stock.

      At a meeting of Motient’s board of directors on April 30, 2001, Mr. Parsons briefed the board on the status of the ongoing merger discussions with Rare Medium and the holders of its preferred stock.

Mr. Parsons described the changes in the proposed terms as previously presented to the board at prior meetings, based on changes in the relative stock prices of Rare Medium, Motient and XM Radio. Mr. Parsons also referred to the discussions with and the demands of the bank lenders and guarantors to allow the release of their security interests in XM Radio stock. Mr. Parsons discussed the consideration to be received by holders of Rare Medium’s common stock and preferred stock and other terms of the proposed transaction. Mr. Parsons provided an overview of the status of the stock prices of Motient and XM Radio and Motient’s liquidity situation. Mr. Parsons noted that Baron Capital had stated that it would not approve the proposed merger transaction between Motient and Rare Medium and further release of XM Radio stock pledged as collateral in connection with the credit facilities unless the resulting transaction led to the termination of the Baron Capital guarantee of the credit facilities. Mr. Parsons noted that such a requirement by Baron Capital would also result in a similar requirement by Singapore Telecom, another guarantor. Mr. Parsons summarized the impact of these demands by Baron Capital and Singapore Telecom on the transaction and the need to find substitute guarantors and collateralization of a portion of the Baron Capital and Singapore Telecom guarantee obligations. Mr. Parsons also noted that Baron Capital and Singapore Telecom would be required to release the remaining $14 million of escrowed cash from the $25 million in gross proceeds Motient received from the note purchase transaction with Rare Medium, simultaneously with the execution of a merger agreement with Rare Medium. He also discussed the possible effect of the transaction on Motient and Motient’s shareholders, as well as alternative courses of action and the feasibility of concluding a transaction with Rare Medium. Mr. Snell then reviewed Motient’s current liquidity position and other financial considerations. After extensive discussion about the proposed merger transaction and alternatives available to Motient, the board authorized the senior executives of Motient to continue negotiating the terms of a merger agreement with Rare Medium on substantially the terms described to the board of directors, subject to the board’s being provided an opportunity to review drafts of the merger agreement.

      On May 1, 2001, Gary Parsons met with Glenn Meyers in New York City to discuss outstanding business issues. Messrs. Meyers and Parsons also reviewed the current terms of the proposed transaction that had been negotiated by the respective legal and financial advisors of Rare Medium and Motient.

      Drafts of the merger agreement and related documents were distributed by Motient’s outside legal counsel to Rare Medium’s management, Rare Medium’s legal counsel, as well as to the holders of Rare Medium preferred stock and their legal counsel, during the weeks of April 30 and May 7, 2001. During those weeks, the parties’ legal advisors sought to finalize the terms of the merger agreement and related schedules and to resolve the terms of the voting agreements and the registration rights agreement. Motient also continued negotiations with Motient’s banks and guarantors, whose consents would be required for the merger.

      With a tentative understanding reached with Motient’s existing guarantors, a further meeting of Rare Medium’s special committee was scheduled for Friday, May 4. Representatives of Credit Suisse First Boston and Skadden Arps were present at this meeting. At the May 4 meeting, the members of the special committee reviewed, together with its legal and financial advisors, the revised terms of the proposed transaction. In particular, the special committee observed that the effective exchange ratio for the holders of common stock had been increased from .55 to .64, thereby increasing the percentage of the combining company to be owned by the holders of Rare Medium common stock from approximately 41% to approximately 45%. The special committee also observed that, as part of the negotiations, Motient had previously withdrawn its requirement that holders of Motient common stock be issued warrants which, if exercised, would have reduced the percentage owned by the holders of Rare Medium common stock to approximately 31% of the outstanding shares. The special committee also observed that Motient had agreed to issue convertible preferred stock to the holders of Rare Medium common stock so that, upon a liquidation of Motient, the holders of Rare Medium common stock would have priority over the holders of Motient common stock by virtue of their ownership of the Motient preferred stock. The special committee also reviewed the revised terms of the consideration to be received by the holders of Rare Medium preferred stock. Lastly, Credit Suisse First Boston updated the board with respect to its prior financial analyses.

      At the May 4 meeting, the members of the Rare Medium special committee reviewed the appropriateness of the consideration to be received in the merger by the holders of Rare Medium preferred stock. In that regard, the committee considered, among other factors:

•	the fact that the terms of the Rare Medium preferred stock entitled the holders to receive the accreted value of the Rare Medium preferred stock in cash at the time of the closing, which was expected to be approximately $103 million;

•	the fact that the terms of the Rare Medium preferred stock required the consent of the holders of preferred stock as a condition to proceeding with any business combination;

•	the fact that, although the holders of Rare Medium preferred stock would be entitled to receive cash under the terms of the Rare Medium preferred stock upon closing of a change of control transaction such as the merger, Motient’s liquidity needs would not permit either Motient or Rare Medium to make this cash payment at the closing;

•	the willingness of the holders of Rare Medium preferred stock to forego receiving cash, which in accordance with the terms of the Rare Medium preferred stock, they were otherwise entitled to receive, and to receive instead a combination of different consideration, including shares of XM Radio stock owned by Motient;

•	the fact that the aggregate face value of the various types of consideration to be received by the holders of Rare Medium preferred stock was $115 million;

•	the fact that, depending upon the market price of the XM Radio stock, the actual value of the consideration to be received by the holders of Rare Medium preferred stock could exceed the aggregate face value of $115 million; and

•	the substantial risks and uncertainties associated with the consideration to be received by the holders of Rare Medium preferred stock in lieu of receiving cash to which they were otherwise entitled to receive under the terms of the preferred stock, including risks related to the restrictions on transfer and value of XM Radio stock and the ability of Motient to repay the guarantor amount and any discrepancy notes, each of which could have the effect of reducing the value of the consideration to be received by the holders of Rare Medium preferred stock, as previously reviewed by the special committee and described above.

      Following discussion and consideration of the matter by the Rare Medium special committee, it was the view of the members of the committee that, in light of all of the facts and circumstances, the consideration to be received by the holders of Rare Medium preferred stock was not unreasonable from the perspective of the holders of Rare Medium common stock. The foregoing notwithstanding, the committee instructed its legal counsel to contact legal counsel for the holders of Rare Medium preferred stock to determine whether the holders of Rare Medium preferred stock would be willing to limit their upside potential should the XM Radio stock appreciate in value between signing and closing or, alternatively, agree to limit the size of the discrepancy note. Following the meeting, counsel for the special committee contacted counsel for the holders of Rare Medium preferred stock.

      Legal counsel for the holders of Rare Medium preferred stock reported to legal counsel to the Rare Medium special committee that the holders of Rare Medium preferred stock did not view the proposals to either limit the potential upside in the XM Radio stock or limit the size of the discrepancy notes as acceptable in light of the risks and uncertainties associated with the consideration to be received by the holders of Rare Medium preferred stock. It was noted, in addition to the risks previously discussed with the special committee, that:

•	if the XM Radio stock, which was highly volatile, decreases in value prior to the closing of the merger the holders of Rare Medium preferred stock could be required to assume greater risk in the form of larger discrepancy notes; and

•	the discrepancy notes were subject to downward adjustment based on any increase in the value of XM Radio stock between the closing of the merger and September 30, 2001.

      On May 11, 2001, Motient’s board of directors met to consider the final merger agreement, restated certificate of incorporation of Motient, the voting agreements, the registration rights agreement and all related transactions. At the meeting, a representative from Motient’s outside legal counsel made a presentation concerning the Motient board of directors’ fiduciary duties. Representatives from JPMorgan made a presentation concerning its analysis. JPMorgan delivered its oral opinion to the Motient board of directors, which opinion was subsequently confirmed in a written opinion, dated as of May 14, 2001, to the effect that, as of these dates and based upon and subject to the matters stated in its written opinion, the aggregate consideration to be paid by Motient to the stockholders of Rare Medium in the merger was fair to Motient from a financial point of view. After extensive discussion of many of the items discussed at the April 30, 2001 meeting and the resolution of those matters, and after opportunity for all questions to be addressed, the Motient board of directors unanimously approved the merger. The reasons for the Motient board of directors’ approval are summarized in the section entitled “—Recommendation of the Motient Board of Directors and the Reasons for the Merger.”

      On Sunday, May 13, two meetings of Rare Medium’s special committee were scheduled. The purpose of the first meeting was to review the terms of the transaction as negotiated and, if appropriate, to provide the committee members with the opportunity to further instruct its advisors. The purpose of the second meeting was to hear the financial presentation of Credit Suisse First Boston, discuss any matters deemed relevant by the committee members and determine whether it was appropriate for the special committee to make a recommendation to Rare Medium’s board with respect to the transaction.

      At the first meeting, the committee’s legal and financial advisors reviewed in detail the legal and financial terms of the transaction as finally negotiated. The advisors observed that the terms, as finally negotiated, had not changed significantly from those described at the last meeting of the special committee.

      Legal counsel for the special committee reported that counsel for the holders of Rare Medium preferred stock had indicated that, in light of the risks and uncertainties associated with the consideration to be received by the holders of Rare Medium preferred stock in lieu of receiving cash to which they were otherwise entitled to receive under the terms of the preferred stock, the holders of Rare Medium preferred stock were not willing to accept the alternatives proposed by the Rare Medium special committee at the last meeting. In that regard, Credit Suisse First Boston also noted that one development since the last meeting was that XM Radio had successfully launched a second satellite and that its stock price had increased so that based on current market prices the holders of Rare Medium preferred stock would not be entitled to receive discrepancy notes. It was also noted that if the XM Radio stock continued to appreciate, the value received by the holders of Rare Medium preferred stock at closing would increase.

      In light of the foregoing, the special committee, with the assistance of its legal and financial advisors, once again reviewed the consideration to be received by the holders of Rare Medium preferred stock. Following further consideration by the special committee, the members of the special committee expressed their view that, in light of

•	the willingness of the holders of Rare Medium preferred stock to consent to the transaction with Motient,

•	the willingness of the holders of Rare Medium preferred stock to receive shares of XM Radio stock and other consideration in lieu of cash,

•	the risks and uncertainties relating to the XM Radio stock, including the additional financial and operational challenges facing XM Radio, and

•	the risks and uncertainties associated with the other consideration to be received by the holders of Rare Medium preferred stock,

the consideration to be received by the holders of Rare Medium preferred stock, including the possibility that such consideration could have a value in excess of the cash that the holders of Rare Medium preferred stock would otherwise have been entitled to receive, was not unreasonable from the perspective of the holders of Rare Medium common stock.

      A second meeting of the special committee was held later in the afternoon on Sunday, May 13, to determine whether the committee felt it was appropriate to make a recommendation to the Rare Medium board of directors with respect to the proposed transaction. At this meeting, the special committee received a financial presentation from Credit Suisse First Boston, a description of which is included in this joint proxy statement/ prospectus in the section entitled “—Opinion of the Rare Medium Financial Advisor.” At the conclusion of the presentation, the representatives of Credit Suisse First Boston indicated that Credit Suisse First Boston was prepared to render its opinion that, as of that date, subject to the limitations, assumptions and qualifications set forth in its opinion, the consideration to be received by the holders of Rare Medium common stock was fair from a financial point of view to such holders, other than the holders of Rare Medium preferred stock and their affiliates.

      Following full discussion and consideration of all factors deemed relevant by the members of the committee, including those set forth in the section under the heading “Determination of the Special Committee of the Board of Directors of Rare Medium and Recommendations of the Rare Medium Board of Directors; Reasons for the Merger,” the members of the committee unanimously determined that the terms of the merger agreement would be in the best interests of Rare Medium and would be advisable, fair to and in the best interests of the holders of Rare Medium common stock. The special committee also determined to recommend to Rare Medium’s board of directors that the board authorize and approve the merger agreement and recommend that Rare Medium’s stockholders approve and adopt the merger agreement.

      After the conclusion of the second meeting of the Rare Medium special committee, a meeting of the Rare Medium board of directors was convened. At such meeting, representatives of Skadden Arps and Credit Suisse First Boston reviewed the current financial and legal terms of the merger. Representatives of Credit Suisse First Boston also made a financial presentation and rendered an opinion that, as of that date and subject to the limitations, assumptions and qualifications set forth in its opinion, the consideration to be received by the holders of Rare Medium common stock was fair to such holders, other than the holders of Rare Medium preferred stock and their affiliates, from a financial point of view. Credit Suisse First Boston subsequently confirmed this opinion in writing on May 14, 2001.

      The members of the special committee then reported on the process undertaken by the special committee and its recommendation. The members of the board who were principals of Apollo also confirmed that the holders of Rare Medium preferred stock were in support of the transaction and would grant the consent required under the terms of the Rare Medium preferred stock. Following further discussion, the board of directors then unanimously resolved to authorize and approve the merger agreement, the merger and the transactions contemplated thereby and also resolved to recommend that Rare Medium’s stockholders approve and adopt the merger agreement, subject to execution of definitive documentation.

      On the evening of May 14, 2001, Motient and Rare Medium executed the merger agreement. At the same time, Hughes Electronics and some other stockholders of Motient entered into voting agreements with Rare Medium and the holders of Rare Medium preferred stock entered into voting agreements with Motient. On the same evening, Motient and Rare Medium issued a joint press release announcing the proposed merger.

      On May 16, 2001, Motient and Rare Medium, with the consent of the holders of Rare Medium preferred stock, amended the merger agreement to remove the requirement that the XM Radio stockholders agreement be amended to cause one person selected by the holders of Rare Medium preferred stock to serve on XM Radio’s board of directors. The amendment made no other changes to the merger agreement.

      On August 13, 2001, Motient and Rare Medium, with the consent of the holders of Rare Medium preferred stock, entered into a second amendment to the merger agreement to make adjustments to the merger terms to take effect if the one-for-ten reverse stock split of Motient’s common stock is approved by Motient’s stockholders and thereafter becomes effective.

      Following disclosure by Motient and Rare Medium regarding short term liquidity issues after the merger as discussed in the risk factor entitled “Motient has serious short-term liquidity issues that will continue even after the completion of the merger” elsewhere in this joint proxy statement/prospectus, Credit Suisse First Boston had telephone discussions with the respective managements of Motient and Rare Medium and, as a result of such disclosure, asked that appropriate steps be considered to provide further assurances that the combined company will have, when needed following the merger, sufficient resources available to satisfy its short term liquidity needs. Motient and Rare Medium are exploring the available options. Credit Suisse First Boston indicated that it would review any steps taken.

Determination of the Special Committee of the Board of Directors of Rare Medium and
Recommendation of the Rare Medium Board of Directors; Reasons for the Merger

      The special committee of Rare Medium’s board of directors unanimously determined that the terms of the merger are advisable, and are fair to, and in the best interests of, Rare Medium’s common stockholders and unanimously recommended to the Rare Medium board of directors that the merger agreement and the merger be approved and adopted by the Rare Medium board of directors. Following its receipt of the special committee determination, the Rare Medium board of directors unanimously resolved that the terms of the merger are advisable, and are fair to, and in the best interests of, Rare Medium’s common stockholders, and determined to approve the merger agreement and to recommend to Rare Medium’s stockholders that the merger agreement and the merger be approved and adopted. The special committee and the Rare Medium board of directors considered a number of factors, as more fully described above under “—Background of the Merger” and as described below, in making its determination and recommendation, respectively. The Rare Medium board of directors unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement and the merger.

      The special committee in reaching its determination, and the Rare Medium board of directors, in reaching its recommendation, considered a number of factors, both positive and negative, including the following material factors:

•	the significant deterioration in the Internet services sector, as reflected in Rare Medium’s results of operations for the quarter ended March 31, 2001, including dramatically reduced current revenues and potential future revenues due to scaled back information technology budgets, lack of funding for dot-com clients and slowed purchasing decisions by more established clients, and the precipitous declines in market capitalizations of companies in the Internet services sector;

•	the special committee’s and the board of directors’ belief, in light of the lack of funding and access to capital, filed and impending bankruptcies and declining market capitalizations of many of Rare Medium’s Internet services customers and competitors, that there is not expected to be any meaningful near term recovery in Rare Medium’s basic businesses, creating the need for Rare Medium to diversify and find attractive uses of its resources;

•	the special committee’s and the board of directors’ belief that the recent trading prices of Rare Medium’s common stock prior to the announcement of the merger did not adequately reflect the significant decline in Rare Medium’s operations since the results for the quarter ended March 31, 2001 had not been announced;

•	the special committee’s and the board of directors’ belief that there was likely to be a significant decline of the market price of Rare Medium common stock, irrespective of the transaction with Motient, following disclosure of Rare Medium’s financial results for the first quarter of 2001 and the market’s recognition that Rare Medium was not immune to the negative trends being experienced in the Internet services sector;

•	the special committee’s and the board of directors’ belief, in light of the matters discussed in the clauses above, that the trading prices of Rare Medium common stock prior to the announcement of the merger, which were at a level greater than the equivalent trading price of the 0.64 of a share of Motient common stock into which each share of Rare Medium common stock would be convertible, were not an appropriate measure with which to assess the proposed merger consideration to be received by the holders of Rare Medium common stock;

•	the special committee’s and the board of directors’ belief that a combination with Motient would provide the Rare Medium common stockholders with the opportunity to participate in a company with multiple, diversified future revenue streams and a significant potential for growth if Motient is able to execute on its plans and solve its liquidity needs potentially through one or more of the following ways:

•	reducing its costs;

•	expanding its business;

•	selling its non-core assets, including shares of XM Radio stock; and

•	tapping the financing markets;

•	the special committee’s and the board of directors’ belief, after reviewing Motient’s operating plans and potential sources for liquidity, including the cash resources to be provided by the merger with Rare Medium, the sale of Motient’s non-core assets and other potential financing opportunities, that, following the merger, Motient should be able to satisfy its liquidity needs, although the special committee and the board recognized that there would still be risks in this regard;

•	efforts undertaken by the special committee to increase the consideration to be received by the Rare Medium common stockholders;

•	the fact that the Motient preferred stock to be received by holders of Rare Medium common stock will provide the Rare Medium common stockholders with a preferred stock having a liquidation preference, which the holders of Motient common stock will not have, equal to $2.00 per share of Rare Medium common stock, payable after satisfaction of obligations owed to Motient’s senior creditors, including the holders of Rare Medium preferred stock if any discrepancy notes are outstanding, upon the liquidation of Motient, while also enabling the Rare Medium common stockholders to participate in any upside potential in Motient’s common stock since Motient Series A preferred stock would be convertible into Motient common stock at a fixed conversion rate;

•	the special committee’s and the board of directors’ belief that, based on an analysis of the intrinsic or implied value of Rare Medium and Motient, .64 would be a favorable exchange ratio from the perspective of the Rare Medium common stockholders;

•	the presentations made by Credit Suisse First Boston on May 13, 2001 to the Rare Medium special committee and the Rare Medium board of directors and the opinion of Credit Suisse First Boston delivered orally on May 13, 2001, and confirmed in writing on May 14, 2001, that, as of the date of the opinion, based on and subject to the limitations, assumptions and qualifications set forth in its opinion, the consideration to be received by the holders of Rare Medium common stock was fair to such holders, other than the holders of Rare Medium preferred stock and their affiliates, from a financial point of view;

•	the fact that Apollo, on behalf of its affiliates who are holders of Rare Medium common stock and Rare Medium preferred stock, has indicated its willingness to support the transaction, grant the consent required under the terms of the Rare Medium preferred stock and vote in favor of the merger pursuant to their voting agreements with Motient;

•	the special committee’s belief that the consideration to be received in the merger by the holders of Rare Medium preferred stock is not unreasonable from the perspective of Rare Medium’s common stockholders, in light of:

—	the need to obtain the consent of the holders of Rare Medium preferred stock to engage in a merger transaction;

—	the willingness of the holders of Rare Medium preferred stock to forego the right to receive the accreted value of their stock in cash following the merger, which was estimated to be approximately $103 million as of the effective time of the merger, as well as the right to have the Rare Medium preferred stock continue to accrete in value and to receive additional warrants until the end of the period during which Rare Medium may not elect to redeem the Rare Medium preferred stock;

—	the risks and uncertainties associated with the consideration to be received by the Rare Medium preferred stockholders. In particular, the special committee noted that the XM Radio stock was volatile and not immediately marketable and that the guarantor amount and the discrepancy notes were subject to the future credit risk of Motient; and

—	while the XM Radio stock could increase in value prior to closing of the merger, it could also decrease and that if the XM Radio stock decreased in value, the holders of Rare Medium preferred stock would be required to assume greater risk in the form of a larger discrepancy note which would also represent a risk to Motient’s common stockholders in that Motient’s outstanding debt would be increased;

•	the potential synergies which may result from the complementary nature of Motient’s wireless assets and Rare Medium’s systems integration skills, existing customer base and knowledge of wireless platforms and applications. In this regard, the special committee and the board of directors noted Motient’s potential ability to:

—	utilize Rare Medium’s consultants to develop value added wireless applications;

—	utilize Rare Medium’s expertise to work with vendors to develop less expensive and more functional services for user devices; and

—	use Rare Medium’s services to enhance its penetration of the enterprise and wireless markets by enabling various services (such as remote access, intranet availability, sales force automation and customer relationship management);

•	the fact that a portion of Rare Medium’s cash resources will be used by Motient to repay indebtedness of Motient and not be available for operations;

•	the risk that, notwithstanding Rare Medium’s cash resources, if Motient is not able to meet its plans and limit its ongoing losses, Motient could have difficulties in the future accessing the additional capital which may be required, which could have a negative effect on Motient and its equity securities. In this regard, the special committee and the board of directors noted that the audit report on Motient’s financial statements for the year ended December 31, 2000 had a “going concern” qualification, in which Motient’s auditors note that Motient has suffered recurring losses from operations and has a net tangible capital deficiency that raises substantial doubt about Motient’s ability to continue as a going concern.

•	prior efforts of Rare Medium to find a more suitable merger partner that could use Rare Medium’s Internet capabilities and cash resources;

•	the terms of the merger agreement, which:

—	limit Rare Medium’s ability to solicit competing acquisition proposals, but do not preclude the Rare Medium board of directors or special committee in the exercise of their fiduciary duties to Rare Medium’s common stockholders from considering competing acquisition proposals which may be presented;

—	contemplate the payment of a termination fee only in the event that a definitive agreement for a competing transaction is executed; and

—	permit actions of Rare Medium to be taken by the special committee;

•	the special committee’s and board of directors’ belief that, after considering the matters presented to the special committee and the board of directors and the special committee’s and board of directors’ familiarity with the current business and prospects of Rare Medium, the merger will ultimately develop greater value for the Rare Medium’s common stockholders than could be achieved through a liquidation of Rare Medium and the payment of the liquidation preference to holders of Rare Medium preferred stock; and

•	the fact that the approval of holders of a significant portion of Rare Medium’s common stockholders, other than the Apollo entities, is required to approve the merger under Delaware law.

      The foregoing discussion addresses the material information and factors considered by the Rare Medium special committee and the Rare Medium board of directors in their consideration of the merger, including factors that support the merger as well as those that may weigh against it. In view of the variety of factors and the amount of information considered, neither the special committee nor the Rare Medium board of directors found it practicable to, and did not specifically, make assessments of, quantify or otherwise assign relative weights to the various factors and analyses considered in reaching its determination. The determination to approve the merger agreement and the merger was made after consideration of all the factors as a whole. The special committee and the Rare Medium board of directors did not take the net book value of Rare Medium into account because neither the special committee nor the board of directors deemed it relevant to its determinations relating to the valuation issues in the merger.

Opinion of the Rare Medium Financial Advisor

      Credit Suisse First Boston has acted as Rare Medium’s financial advisor in connection with the merger. Rare Medium selected Credit Suisse First Boston based on Credit Suisse First Boston’s experience, expertise and reputation, and its familiarity with Rare Medium’s business. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      In connection with Credit Suisse First Boston’s engagement, Rare Medium requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of Rare Medium common stock, other than Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC and their affiliates, of the common stock merger consideration set forth in the merger agreement. On May 13, 2001, at meetings of the special committee and the board of directors of Rare Medium held to evaluate the merger, Credit Suisse First Boston rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 14, 2001, to the effect that, as of that date and based on and subject to the matters described in the opinion, the common stock merger consideration was fair, from a financial point of view, to the holders of Rare Medium common stock, other than Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC and their affiliates.

      The full text of Credit Suisse First Boston’s written opinion dated May 14, 2001 to the board of directors of Rare Medium is attached as Appendix C to this joint proxy statement/ prospectus and is incorporated into this joint proxy statement/ prospectus by reference. Holders of Rare Medium common stock are encouraged to, and should, read this opinion carefully and in its entirety. Credit Suisse First Boston’s opinion is addressed to the board of directors of Rare Medium and relates only to the fairness of the common stock merger consideration, from a financial point of view, to the holders of Rare Medium common stock, other than Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC and their affiliates, does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to any stockholder as to any matter relating to the merger. The summary of the material provisions of Credit Suisse First Boston’s opinion in this joint proxy statement/ prospectus, including the summary of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is qualified in its entirety by reference to the full text of the opinion.

      In arriving at its opinion, Credit Suisse First Boston reviewed publicly available business and financial information relating to Rare Medium, Motient and XM Radio as well as a draft of the merger agreement, dated as of May 13, 2001, and related documents including a draft, dated as of May 13, 2001 of the restated certificate of incorporation of Motient. Credit Suisse First Boston also reviewed other information, including financial forecasts, provided to or discussed with it by Rare Medium, Motient and XM Radio, and met with the management of each of Rare Medium, Motient and XM Radio to discuss the business and prospects of Rare Medium, Motient and XM Radio. Credit Suisse First Boston’s review of XM Radio was limited to such review as it deemed appropriate to evaluate Motient’s equity interest in XM Radio. Credit Suisse First Boston also considered financial and stock market data of Rare Medium and Motient, and compared those data with similar data for other publicly held companies in businesses similar to those of Rare Medium and Motient and Credit Suisse First Boston considered the financial terms of certain other business combinations and other business transactions which have recently been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant. Credit Suisse First Boston relied upon the assessment of the management of each of Rare Medium, Motient and XM Radio as to:

•	the commercial and competitive viability of the existing business, technology and products of Rare Medium, Motient and XM Radio and the viability of and the risks associated with the future business, technology and products of Rare Medium, Motient and XM Radio, as appropriate;

•	the strategic benefits expected to result from the merger, as well as the potential adverse impact on Rare Medium’s business, financial condition, results of operations and prospects if Rare Medium does not engage in or consummate the merger;

•	the ability of Rare Medium and Motient to integrate the businesses and operations of Rare Medium and Motient; and

•	the ability of Rare Medium and Motient to retain key employees of Rare Medium and Motient.

      In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and has relied on its being complete and accurate in all material respects. With respect to the financial forecasts, Credit Suisse First Boston assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of each of Rare Medium, Motient and XM Radio as to the future financial performance of Rare Medium, Motient and XM Radio. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Rare Medium, Motient or XM Radio, nor was it furnished with any such evaluations or appraisals.

      In connection with its engagement, Credit Suisse First Boston approached third parties to solicit indications of interest in a possible acquisition of, or other business combination involving Rare Medium and held preliminary discussions with certain of these parties prior to the date of the merger agreement.

      Credit Suisse First Boston’s opinion does not address the relative merits of the merger as compared to other business strategies that might be available to Rare Medium nor does it address the consideration to be received by the holders of Rare Medium preferred stock pursuant to the merger, nor the differences between or any difference in value of the consideration to be received by the holders of Rare Medium common stock and the holders of Rare Medium preferred stock pursuant to the merger. Credit Suisse First Boston’s opinion is necessarily based upon information available to it and financial, economic, market and other conditions as they exist and can be evaluated as of May 14, 2001. Credit Suisse First Boston did not express any opinion as to the actual value of Motient Series A preferred stock when issued pursuant to the merger or the prices at which Motient common stock, Motient Series A preferred stock, XM Radio Class A stock or XM Radio Class B stock will trade at any time.

      In preparing its opinion to the board of directors of Rare Medium, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston’s analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or the narrative description of the analyses could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Rare Medium and Motient. No company, transaction or business used in Credit Suisse First Boston’s analyses as a comparison is identical to Rare Medium or Motient or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other facts that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston’s analyses and estimates are inherently subject to substantial uncertainty.

      Credit Suisse First Boston’s opinion and financial analyses was only one of many factors considered by the special committee and the board of directors of Rare Medium in its evaluation of the merger and should not be viewed as determinative of the views of the special committee and the board of directors of Rare Medium or its management with respect to the merger or the common stock merger consideration.

      The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion and reviewed with the special committee and the board of directors of Rare Medium at their respective meetings held on May 13, 2001. The financial analyses summarized below include information presented in tabular format. To fully understand Credit Suisse First Boston’s financial analyses, the tables must be read together with the text of each summary. The tables alone (without the text of the summary) do not constitute a complete description of the financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston’s financial analyses. The information set forth below in the summary of financial analysis performed by Credit Suisse First Boston does not give effect to Motient’s proposed one-for-ten reverse stock split which is described in “Summary — Motient’s Proposed One-for-Ten Reverse Stock Split,” which will not result in any change in the percentage of Motient’s outstanding shares that Rare Medium’s common stockholders will receive as a result of the merger.

      Common Stock Trading History. Credit Suisse First Boston examined the historical closing prices of Rare Medium and Motient common stock from May 10, 2000 to May 11, 2001. During this time period, Rare Medium common stock reached a high of $21.50 per share and a low of $1.13 per share, and Motient common stock reached a high of $16.19 per share and a low of $0.59 per share.

Summary of Financial Analysis

      As part of its analysis, Credit Suisse First Boston derived a range of theoretical implied values for each of Rare Medium and Motient using various methodologies that it deemed appropriate for each company. For each company, the analyses conducted implied a range of “enterprise values,” which means fully-diluted common equity value plus debt and the liquidation value of outstanding preferred stock, if any, plus the value of minority interest, if any, minus cash and cash equivalents. Based on the implied theoretical range of enterprise values for each company, Credit Suisse First Boston calculated the implied theoretical range of equity values and stock prices per share for each company which were used to provide a range of implied exchange ratios, which provided Credit Suisse First Boston with a basis of comparison for the exchange ratio in the proposed transaction (see “Reference Ranges and Implied Exchange Ratio Analysis”). This comparison, though not determinative, aided Credit Suisse First Boston in reaching its determination that the exchange ratio in the proposed transaction was fair, from a financial point of view, to the holders of Rare Medium common stock, other than Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC and their affiliates. The description of the valuation methodology applied to each company is provided below.

Rare Medium Financial Analysis

      As part of its analysis, Credit Suisse First Boston conducted a comparable publicly traded company analysis and a comparable transaction analysis. Each of these analyses provided a range of theoretical enterprise values for Rare Medium which Credit Suisse First Boston then used to determine a range of theoretical equity values and implied stock prices per share, which was then compared to the range of theoretical equity values and implied stock prices per share for Motient. This comparison provided a range of implied exchange ratios to compare to the exchange ratio in the proposed transaction (see “Reference Ranges and Implied Exchange Ratio Analysis”).

      The analyses indicated a reference range for the theoretical enterprise value of Rare Medium of approximately $45 million to $80 million.

      Comparable Publicly Traded Company Analysis. Credit Suisse First Boston analyzed the equity values and trading multiples of selected publicly traded companies in the IT Services industry that Credit Suisse First Boston believed were reasonably comparable to Rare Medium. These comparable companies included:

•	Inforte Corp.

•	Lante Corporation

•	Digitas Inc.

•	Modem Media, Inc.

•	Razorfish, Inc.

      In examining these comparable companies, Credit Suisse First Boston calculated the enterprise value of each company as a multiple of its respective: (a) 2000 revenues and (b) projected calendar year 2001 revenues. Credit Suisse First Boston also calculated the trading price of each company’s stock as a multiple of such company’s calendar year 2000 and projected calendar year 2001 EPS. EPS means earnings per share. All historical data was derived from publicly available sources and all projected data was obtained from research analyst estimates. Trading prices and equity values used in calculating the following ranges are as of May 11, 2001. All other data used in calculating enterprise value are as of the most recent publicly available financial statements of each company. Credit Suisse First Boston’s analysis of the comparable companies yielded the following multiple ranges:

Enterprise Value/
	Revenues		Price/EPS

	CY2000	CY2001E	CY2000	CY2001E

Mean	0.9x	1.0x	23.2x	62.9x

Median	0.9x	1.0x	23.2x	60.0x

      Based on an analysis of this data and historical and projected results for comparable periods provided by Rare Medium’s management, Credit Suisse First Boston estimated a theoretical enterprise value of Rare Medium ranging from approximately $35 million to $60 million, which implied a theoretical stock price per share value ranging from approximately $1.08 to $1.47.

      Comparable Transactions Analysis. Using publicly available information, Credit Suisse First Boston analyzed the purchase prices, implied transaction multiples, and premiums paid or proposed to be paid in the following selected merger and acquisition transactions in the IT Services industry (acquiror/target):

•	Dimension Data Holdings plc/ Proxicom, Inc.

•	International Business Machines Corporation/ Mainspring, Inc.

•	Novell, Inc./ Cambridge Technology Partners Massachusetts, Inc.

•	Red Hat, Inc./ Planning Technologies, Inc.

•	CGI Group, Inc./ IMRglobal Corp.

•	Silverline Technologies Limited/ SeraNova, Inc.

•	Hitachi, Ltd./ Grant Thornton LLP (e-Business Consulting Group)

      In examining these comparable transactions, Credit Suisse First Boston calculated the transaction value of each target company as a multiple of its respective LTM revenues. LTM means latest 12 months. The transaction value of a company is equal to the amount offered by an acquiror for a target company’s fully-diluted common equity plus the value of debt and the liquidation value of outstanding preferred stock, if any, plus the value of minority interests, if any, minus cash and cash equivalents. Credit Suisse First Boston also calculated premiums paid in these comparable transactions relative to the target company’s closing stock price 1 day prior and 30 days prior to the announcement of the respective comparable transaction. All historical data was derived from publicly available sources. Credit Suisse First Boston’s analysis of the comparable transactions yielded the following multiple and premiums paid ranges:

	Enterprise Value/
	Revenues	Premium Paid

	LTM	1 Day Prior	30 Days Prior

Mean	1.4x	38.1%	58.6%

Median	1.7x	32.9%	45.5%

      Based on an analysis of this data and historical and projected results for comparable periods provided by Rare Medium’s management, Credit Suisse First Boston estimated a theoretical enterprise value of Rare Medium ranging from approximately $50 million to $100 million, which implied a theoretical stock price per share value ranging from approximately $1.32 to $2.10.

Motient Financial Analysis

      As part of its analysis, Credit Suisse First Boston conducted a discounted cash flow analysis of Motient’s business and a comparable publicly traded company analysis. Each of these analyses provided a range of theoretical enterprise values for Motient which Credit Suisse First Boston then used to determine a range of theoretical equity values and implied stock prices per share, which was then compared to the range of theoretical equity values and implied stock prices per share for Rare Medium. This comparison provided a range of implied exchange ratios to compare to the exchange ratio in the proposed transaction (see “Reference Ranges and Implied Exchange Ratio Analysis”).

      The analyses indicated a reference range for the theoretical enterprise value of Motient of approximately $750 million to $1,300 million.

      Discounted Cash Flow Analysis. Credit Suisse First Boston estimated the present value of the stand-alone, unlevered, after-tax free cash flows that Motient could produce over:

(i) fiscal years ending December 31, 2001 through December 31, 2005, using projections and assumptions provided by the management of Motient and referred to as the management case; and

(ii) fiscal years ending December 31, 2001 through December 31, 2008, based on adjustments to the projections which assumed, among other things, adjustments to the number of subscribers,

operating costs and capital expenditures relative to the management case, and referred to as the adjusted case.

      The DCFs for Motient were estimated using discount rates ranging from 18.0% to 20.0%, based on a weighted average cost of capital analysis of Motient, and terminal multiples of estimated EBITDA ranging from 7.0x to 9.0x for Motient’s fiscal year ending December 31, 2005 in the management case and December 31, 2008 in the adjusted case. DCF means discounted cash flow and EBITDA means earnings before interest, taxes, depreciation and amortization. Based on this analysis, Credit Suisse First Boston estimated a theoretical enterprise value of Motient ranging from approximately $1,444 million to $1,940 million for the management case and approximately $1,165 million to $1,601 million for the adjusted case.

      Comparable Publicly Traded Company Analysis. Credit Suisse First Boston analyzed the equity values and trading multiples of selected publicly traded wireless companies that Credit Suisse First Boston believed were reasonably comparable to Motient. These comparable companies included:

      National

•	AT&T Wireless Group

•	Nextel Communications, Inc.

•	Sprint PCS Group

•	VoiceStream Wireless Corp.

      Independent

•	Centennial Communications Corp.

•	Dobson Communications Corporation

•	Leap Wireless International, Inc.

•	Price Communications Corporation

•	Rural Cellular Corporation

•	United States Cellular Corporation

•	Western Wireless Corporation

      AT&T Affiliates

•	TeleCorp PCS, Inc.

•	Triton PCS Holdings, Inc.

      Sprint PCS Affiliates

•	AirGate PCS, Inc.

•	Alamosa Holdings, Inc.

•	UbiquiTel, Inc.

•	US Unwired, Inc.

      Nextel Affiliate

•	Nextel Partners, Inc.

      In examining these comparable companies, Credit Suisse First Boston calculated the enterprise value of each company as a multiple of its respective:

•	projected calendar year 2001 revenue;

•	projected calendar year 2002 revenue;

•	projected calendar year 2001 growth adjusted revenue;

•	projected calendar year 2002 growth adjusted revenue;

•	projected calendar year 2001 subscribers; and

•	projected calendar year 2002 subscribers.

      The enterprise value to growth adjusted revenue multiple is equal to the enterprise value to projected revenue multiple divided by the five year projected compounded annual growth rate of revenue. All projected data was obtained from research analyst estimates. Trading prices and equity values used in calculating the following ranges are as of May 11, 2001. All other data used in calculating enterprise value are as of the dates of the most recent publicly available financial statements of each company. Credit Suisse First Boston’s analysis of the comparable companies yielded the following multiple ranges:

	Enterprise Value/

					Growth
	Revenues				Adjusted Revenues				Subscribers

	CY2001E		CY2002E		CY2001E		CY2002E		CY2001E	CY2002E

National

Mean	5.1	x	3.9	x	0.19	x	0.14	x	$4,032	$2,923

Median	3.9		3.1		0.18		0.15		2,846	2,181
Independent

Mean	4.4	x	3.6	x	0.34	x	0.31	x	$2,734	$2,347

Median	4.6		3.8		0.39		0.35		2,638	2,352
AT&T/ Sprint PCS/ Nextel Affiliates

Mean	6.7	x	4.0	x	0.16	x	0.10	x	$4,670	$3,055

Median	6.4		3.8		0.13		0.07		4,231	2,658

      Based on an analysis of this data and projected results for comparable periods in the management case and adjusted case, Credit Suisse First Boston estimated a theoretical enterprise value of Motient ranging from approximately $800 million to $1,400 million for the management case and approximately $700 million to $1,200 million for the adjusted case.

Reference Ranges and Implied Exchange Ratio Analysis

      Reference Ranges for Rare Medium and Motient. Based on the valuation methodologies employed in the analyses described above and the theoretical enterprise value reference ranges indicated above, Credit Suisse First Boston derived equity value and stock price per share value reference ranges for the businesses of Rare Medium and Motient. In addition to Motient’s business, Credit Suisse First Boston valued Motient’s interest in XM Radio at the market value of the interest on May 11, 2001. This analysis resulted in the following implied equity value and stock price per share value reference ranges for Rare Medium after adjustment for cash, venture and incubator investments, debt and preferred stock, and implied equity value and stock price per share value reference ranges for Motient after adjustment for debt, cash, ownership of XM Radio, and potential interest in Mobile Satellite Ventures LLC:

Stock Price
	Enterprise Value	Equity Value	Per Share Value
	Reference Range	Reference Range	Reference Range

Rare Medium	$45 million to $80 million	$79 million to $114 million	$1.24 to $1.79

Motient	$750 million to $1,300 million	$511 million to $1,061 million	$9.18 to $18.14

      Exchange Ratio Analysis. Credit Suisse First Boston compared the stock price per share value reference ranges derived for Rare Medium and Motient described above in order to derive an implied exchange ratio reference range for Rare Medium and Motient. This analysis resulted in the implied exchange ratios set forth below, as compared to the exchange ratio for Rare Medium in the proposed merger of 0.64x, i.e., pursuant to the merger, one share of Rare Medium common stock is exchangeable for one-tenth of one share of Motient Series A preferred stock. Each whole share of Motient Series A preferred stock will have a liquidation preference of $20 and will be convertible into 6.4 shares of Motient common stock. Therefore, one share of Rare Medium common stock is, effectively, exchangeable for 0.64 of a share of Motient common stock:

	Implied Stock Price
	Per Share Values
	and
	Implied Exchange Ratios

	Low Rare		High Rare
	Medium/High		Medium/Low
	Motient		Motient

Rare Medium	$1.24		$1.79

Motient	$18.14		$9.18

Implied Exchange Ratio	0.068	x	0.195	x

      Miscellaneous. Pursuant to the terms of Credit Suisse First Boston’s engagement, Rare Medium has agreed to pay Credit Suisse First Boston for its financial advisory services customary fees totaling approximately $       . Credit Suisse First Boston has received $       of these fees, and the remainder will be paid upon the consummation of the merger. Rare Medium also has agreed to reimburse Credit Suisse First Boston for its reasonable out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

      Credit Suisse First Boston and its affiliates have in the past performed investment banking services for Rare Medium, Motient, XM Radio and Apollo Management, L.P. and certain of its affiliates and have received customary fees for those services. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Rare Medium, Motient and XM Radio for their own accounts and for the account of customers and, accordingly, may at any time hold long or short positions in such securities.

Recommendation of the Motient Board of Directors and Reasons for the Merger

      At a meeting held on May 11, 2001, the board of directors of Motient approved and declared advisable the merger agreement. The Motient board of directors believes that the addition of Rare Medium’s products, services and assets will provide important advantages to Motient. The principal reasons for this belief are as follows:

•	Complementary Products and Services. The merger should provide Motient with complementary application and Internet professional services to provide to its new and existing wireless customers. Historically, Motient has been only a network provider without the capability to develop customized applications for its customers. Motient believes it would have a competitive advantage with its customers if it could develop applications for its customers to be used on the networks provided by Motient. Rare Medium, being in the Internet services business, has had the capability to both develop customized applications for different businesses and provide advice and guidance on implementation of the applications. The combined company will own and operate both a wireless data network and a consulting business with the ability to create and implement applications for its clients.

•	Financial Flexibility. The combined entity should have a stronger balance sheet than Motient currently does. This projected improvement in financial flexibility should help Motient meet its current short-term liquidity needs and help Motient implement its business plan.

      The Motient board of directors believes that the merger agreement and the merger are fair to, and in the best interests of, Motient and its stockholders. Accordingly, the Motient board of directors has approved and declared advisable the merger agreement and the merger, declared advisable the adoption of the proposed restated certificate of incorporation to increase the authorized capital stock of Motient and to create non-voting common stock, Series A voting convertible preferred stock and Series A non-voting convertible preferred stock. The Motient board of directors recommends that Motient stockholders vote “FOR” the adoption of the restated certificate of incorporation and “FOR” the issuance of shares of Motient Series A preferred stock, Motient stock options and Motient warrants pursuant to the merger agreement and the underlying securities issuable upon exercise or conversion of those securities.

      Before approving the transaction and making its recommendation that the Motient stockholders adopt the restated certificate of incorporation and approve the issuance of Motient securities in the merger and the underlying securities issuable upon exercise or conversion of those securities, the Motient board of directors consulted with its management, as well as JPMorgan, its financial advisor, and its outside legal counsel, and considered the following material factors, among others:

•	the reasons described above under “—Recommendation of the Motient Board of Directors and Reasons for the Merger” and the risks described under “Risk Factors”;

•	the liquidity concerns of Motient, notwithstanding Motient’s existing authorization from the guarantors under its term and revolving credit facilities to sell up to 1 million shares of XM Radio stock and the ability to retain 50% of the proceeds of a sale, because the proceeds from any sale would likely only provide additional liquidity to Motient on a very short-term basis;

•	Motient’s inability to find additional or alternative sources of liquidity;

•	the expected improvement in Motient’s liquidity position after the merger, which includes a reduction in Motient’s guaranteed bank debt and the absorption of outstanding indebtedness in connection with one or more promissory notes issued to Rare Medium pursuant to the note purchase transaction between Motient and Rare Medium;

•	the merger consideration payable to the holders of Rare Medium common stock is fixed at one-tenth of a share of Motient Series A preferred stock for each share of Rare Medium common stock, without cap or collar provisions;

•	the terms of the Motient Series A preferred stock, including the liquidation preference of $20.00 per share and the conversion features whereby each whole share of Motient Series A preferred stock will be convertible at any time into 6.4 shares of Motient common stock and will automatically convert if the volume weighted average trading price of Motient’s common stock equals or exceeds $3.125 per share for each of ten consecutive trading days;

•	the consideration to be paid to affiliates of Apollo, the holders of Rare Medium preferred stock, including the 9 million shares of XM Radio stock and associated rights;

•	the terms and conditions of the merger agreement, including the representations and warranties of Rare Medium, the conditions to closing, the termination fee payable under certain circumstances, and the restrictions imposed on the conduct of the business of Rare Medium in the time period between the execution of the merger agreement and the closing;

•	JPMorgan’s financial presentation and oral opinion to the Motient board of directors on May 11, 2001, which opinion was subsequently confirmed in a written opinion dated as of May 14, 2001, to the effect that, as of those dates and based upon and subject to the matters stated in its written opinion, the aggregate consideration to be paid by Motient to the stockholders of Rare Medium in the merger was fair, from a financial point of view, to Motient;

•	the terms and conditions of the merger agreement which prohibit Rare Medium from soliciting competing offers to acquire outstanding shares of Rare Medium common stock;

•	the voting agreements of affiliates of Apollo, the holders of Rare Medium preferred stock, ensuring that approximately 31% of the votes entitled to be cast at the Rare Medium special meeting are voted in favor of the merger;

•	the decreased likelihood of a third party making a pre-closing acquisition proposal with respect to Rare Medium because of the voting agreements;

•	the fact that the merger is subject to approval by stockholders of Rare Medium and by stockholders of Motient;

•	the addition of a large shareholder, Apollo, an investment fund with industry acumen and significant financial resources;

•	the dilutive effect on the ownership of existing stockholders of Motient as a result of the issuance of additional shares of Motient Series A preferred stock in connection with the closing of the merger transaction based on historically low stock prices of Motient common stock;

•	the burden and challenge on management to integrate and operate the acquired business including the following:

•	difficulty integrating operations and personnel;

•	difficulty transferring the skills of Rare Medium’s Internet service professionals to Motient’s core business;

•	diversion of management attention;

•	potential disruption of ongoing business;

•	inability to retain key sales, technical and operational personnel;

•	inability to successfully incorporate Rare Medium’s assets, products and service offerings into the offerings of Motient;

•	inability to maintain uniform standards, controls, procedures and policies; and

•	impairment of relationships with employees, customers or vendors;

•	the significant recent revenue decline of Rare Medium and the effect of such decline on Rare Medium’s future liquidity and operations;

•	the uncertainty of the prospects of businesses such as Rare Medium operating in the information technology services industry generally;

•	the failure of the merger to address other needs of Motient, such as the overhang created by Motient’s high-yield debt and Motient’s need to address its sales channel weaknesses; and

•	the completion of the due diligence investigation of Rare Medium by Motient.

      The foregoing discussion of the information and factors considered by the Motient board of directors is not intended to be exhaustive. In view of the wide variety of material factors considered in connection with this evaluation of the merger and the complexity of these matters, the Motient board of directors did not find it practical to, and did not, quantify or otherwise attempt to assign a relative weight to the various factors considered. In addition, the Motient board of directors did not undertake to make a specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination by the Motient board of directors, but rather the Motient board of directors conducted an overall analysis of the factors described above, including discussions with the Motient management and the Motient legal and financial advisors. In considering the factors described above, individual members of the Motient board of directors may have given different weight to different factors.

      We cannot assure you any of the potential benefits, synergies or opportunities considered by the Motient board of directors will be achieved through consummation of the merger.

Opinion of the Motient Financial Advisor

      JPMorgan acted as Motient’s financial advisor in connection with the merger. Motient requested JPMorgan, in its role as a financial advisor, to evaluate the fairness to Motient, from a financial point of view, of the aggregate consideration to be paid by Motient to the stockholders of Rare Medium. On

May 11, 2001, JPMorgan delivered its oral opinion to the Motient board of directors, which opinion was subsequently confirmed in a written opinion dated as of May 14, 2001, to the effect that, as of those dates and based upon and subject to the matters stated in its written opinion, the aggregate consideration to be paid by Motient to the stockholders of Rare Medium in the merger was fair, from a financial point of view, to Motient.

      The full text of JPMorgan’s written fairness opinion, which sets forth the assumptions made, factors considered and limitations upon the review undertaken by JPMorgan in rendering its opinion, is included in this joint proxy statement/prospectus as Appendix B. JPMorgan’s written opinion was addressed to the Motient board of directors, was directed only to the fairness, from a financial point of view, of the aggregate consideration to be paid by Motient to the stockholders of Rare Medium and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the merger or any other matter. The summary of the material provisions of JPMorgan’s opinion in this joint proxy statement/prospectus, including the summary of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by JPMorgan, is qualified in its entirety by reference to the full text of the opinion. Stockholders are urged to read this opinion in its entirety.

      In arriving at its opinion, JPMorgan, among other things:

•	reviewed the merger agreement, including the rights, preferences, privileges and restrictions of Motient’s preferred stock included in the form of Restated Certificate of Incorporation of Motient included as Exhibit A to the merger agreement;

•	reviewed certain publicly available business and financial information concerning Rare Medium and Motient and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Rare Medium and Motient with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Rare Medium’s common stock and Motient’s common stock and certain publicly traded securities of these other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of Rare Medium and Motient relating to their respective businesses;

•	reviewed certain publicly available business and financial information concerning XM Radio and the industry in which it operates;

•	compared the financial and operating performance of XM Radio with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the XM Radio stock and certain publicly traded securities of these other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of XM Radio relating to its business;

•	reviewed the potential pro forma impact of the merger; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

      In addition, JPMorgan held discussions with certain members of the management of Rare Medium and Motient with respect to certain aspects of the merger, and the past and current business operations of Rare Medium and Motient, the financial condition and future prospects and operations of Rare Medium and Motient, the effects of the merger on the financial condition and future prospects of Motient, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

      In this regard, JPMorgan was advised by management of Motient that Motient is experiencing a severe lack of liquidity and that Motient has been unable to find any other alternative source of financing. Further, JPMorgan was advised by management of Motient that, absent the approvals that have been obtained specifically in connection with the merger, Motient would be contractually prohibited from selling any shares of XM Radio stock owned by it without applying the entire net proceeds from any such sale to reduce the amount of Motient’s outstanding indebtedness, other than not more than 1 million shares of XM Radio stock, as to which one-half of the net proceeds from any sale would be required to reduce such indebtedness.

      The projections furnished to JPMorgan for Motient, Rare Medium and XM Radio were prepared by the respective managements of Motient, Rare Medium and XM Radio. Motient, Rare Medium and XM Radio do not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan’s analysis of the aggregate consideration to be paid by Motient in the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the management of each company, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

      JPMorgan held discussions with certain members of the management of XM Radio with respect to the past and current business operations of XM Radio, the financial condition and future prospects and operations of XM Radio, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

      In giving its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by Motient, Rare Medium, or XM Radio or otherwise reviewed by it, and JPMorgan did not assume any responsibility or liability for the information. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities of Motient, Rare Medium or XM Radio, nor were any such valuations or appraisals provided to JPMorgan, and JPMorgan did not assume any responsibility or liability for undertaking any valuation or appraisal of Motient, Rare Medium or XM Radio or as to the solvency of or issues relating to solvency concerning Motient, Rare Medium or XM Radio. In relying on financial analyses and forecasts provided to them, JPMorgan assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Motient, Rare Medium or XM Radio, as the case may be, to which such analyses or forecasts related. JPMorgan also assumed that the merger will have the tax consequences described in discussions with, and materials furnished to them by, representatives of Motient, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Motient, Rare Medium or XM Radio or on the contemplated benefits of the merger.

      JPMorgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to, JPMorgan as of the date of its opinion. It should be understood that subsequent developments may affect the opinion and that JPMorgan does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan’s opinion was limited to the fairness, from a financial point of view, to Motient of the aggregate consideration to be paid by Motient to the stockholders of Rare Medium in the merger, JPMorgan expressed no opinion as to the underlying decision by Motient to engage in the merger or as to the allocation of consideration to be paid to the holders of the Rare Medium common stock and Rare Medium preferred stock, and JPMorgan expressed no opinion as to the fairness of any specific element or component of the consideration to be paid by Motient in the merger. JPMorgan also expressed no opinion as to the price at which Motient’s common stock, Motient’s preferred stock or the XM Radio stock will trade at any future time.

      JPMorgan’s opinion noted that it was not authorized to and did not solicit any expression of interest from any other parties with respect to the sale of all or any part of Motient or any other alternative transaction or financing.

      In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of certain of the financial analyses presented to the Motient board of directors at its meeting on May 11, 2001, which analyses were also among those considered by JPMorgan in connection with delivering its opinion. Some of the analyses include information presented in a tabular format. To understand fully the financial analyses used by JPMorgan, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. This summary does not purport to be a complete description of the analyses underlying the opinion of JPMorgan. The summary of the financial analyses described below is based on the financial results for fiscal year 2000 and the first quarter of fiscal year 2001 as reported or provided to JPMorgan by Rare Medium prior to the dates of JPMorgan’s opinions, and has not been updated and does not give effect to the restated financial results of Rare Medium for those periods that were reported as of June 26, 2001.

      Motient Liquidity Position. JPMorgan reviewed Motient’s current liquidity position based upon its cash position and its limited ability to sell shares of XM Radio stock owned by it, and noted that Motient management expected the business to run out of cash by mid-May 2001 and Motient management further believed that Motient had no alternative sources of liquidity. According to Motient management, Motient has explored alternative sources of funding, including debt and equity financings, as well as possible strategic combinations, but those efforts have been unsuccessful. Based upon Motient management estimates, the proposed merger is projected to improve Motient’s liquidity position; these estimates indicated that, after giving effect to the proposed merger, Motient is estimated to have sufficient liquidity to fund its business plan through the second quarter of fiscal year 2002, and depending upon its ability to sell shares of XM Radio stock owned by it at prices prevailing as of May 11, 2001, sufficient liquidity to fund its business plan until fiscal year 2003, when Motient management projects that cash flow from the business will be sufficient to fund the business. In addition, JPMorgan noted that the payment of the aggregate consideration to the stockholders of Rare Medium in the merger would make available funding to provide the opportunity for the combined company to fund the combined company’s business plan, based upon Motient management projections.

      Implied Premium/ (Discount) Analysis. JPMorgan reviewed the per share daily closing market price movements of Rare Medium common stock for the six-month period ending May 10, 2001, and calculated the implied premium/(discount) of the consideration to be paid per share of Rare Medium common stock on May 10, 2001, and to the average closing price per share of Rare Medium common stock for the 1-week, 1-month, 3-month and 6-month periods ending on May 10, 2001. The implied premium/ (discount) was calculated in comparison both to the liquidation preference per share of Rare Medium common stock of $2.00 and to the implied value of the Motient Series A preferred stock to be issued per share of Rare Medium common stock on an as-converted basis of $1.04 (based upon the closing price per share of Rare Medium common stock on May 10, 2001). This analysis showed:

Implied Premium/ (Discount)
per Share of Rare Medium Common Stock

Period	Liquidation Preference	As Converted Basis

May 10, 2001	8.1%	(43.6%)

1-week average	9.6%	(42.8%)

1-month average	35.6%	(29.3%)

3-month average	18.7%	(38.1%)

6-month average	(12.6%)	(54.4%)

      JPMorgan observed that the consideration proposed to be paid to the holders of Rare Medium common stock, whether viewed on a liquidation preference basis or on an as converted basis, was less than the amount of cash held by Rare Medium as of March 31, 2001.

Rare Medium Valuation

      Public Companies Analysis. Using publicly available information, JPMorgan compared certain financial and operating information and ratios for Rare Medium with corresponding financial and operating information and ratios for the following companies:

•	Braun Consulting, Inc.

•	Breakaway Solutions, Inc.

•	Razorfish, Inc.

•	Proxicom, Inc

•	C Bridge Internet Solutions, Inc.

•	Diamond Technology Partners, Inc.

•	Digitas, Inc

•	Agency Com Ltd

•	Sapient Corporation

•	Scient Corporation

•	Viant Corporation

•	Xpedior, Inc

      The analysis indicated that:

•	the ratio of enterprise value of those companies to historical and projected service revenues ranged from 0.03x to 2.97x for fiscal year 2000, with a mean and median of 0.95x, compared to 0.55x for Rare Medium, and ranged from 0.01x to 2.17x for fiscal year 2001, with a mean of 0.74x and a median of 0.79x, compared to 1.73x for Rare Medium;

•	the ratio of enterprise value of those companies to historical billable employees ranged from $0.01 to $0.64 for fiscal year 2000, with a mean of $0.23 and a median of $0.20, compared to $0.12 for Rare Medium; and

•	the ratio of enterprise value of those companies to historical revenues per employee ranged from 0.01x to 4.51x for fiscal year 2000, with a mean of 0.91x and a median of 0.35x, compared to 0.98x for Rare Medium.

      Using the reference ranges indicated in the table below and projections provided by Rare Medium or Motient management, also as indicated below, and an assumed value for Rare Medium’s venture and incubator investments of $0.29 per share of Rare Medium common stock, based upon Rare Medium management’s estimates of the sale proceeds that would be realized if such investments were to be sold in current market conditions, this analysis resulted in the following ranges of implied values per share of Rare Medium common stock:

Estimated Value Per Share
of Rare Medium
	Reference Range	Common Stock

Projected 2001 Service Revenue (last quarter annualized) provided by Rare Medium management	0.25x – 0.75x	$0.18 – $0.70

Projected 2001 Service Revenue provided by Motient management	0.25x – 0.75x	$0.22 – $0.82

Projected 2001 Service Revenue provided by Rare Medium management	0.25x – 0.75x	$0.31 – $1.09

Fiscal 2000 average billable employees	$0.05 – $0.25	$0.51 – $2.57

Fiscal 2000 average revenue per billable employee	0.25x – 1.00x	$0.79 – $3.22

      The range of estimated valuations set forth above compared to the per share closing price of Rare Medium common stock on May 9, 2001 of $1.75.

      Precedent Transactions Analysis. JPMorgan reviewed certain publicly available information regarding selected business combinations involving information technology companies announced since January 1999. These transactions and the month in which each transaction was announced were as follows:

•	Dimension Data Holdings PLC/ Proxicom, Inc. (May 2001)

•	Compaq Computer Corporation/ Proxicom, Inc. (April 2001)

•	Novell, Inc./ Cambridge Technology Partners Massachusetts, Inc. (March 2001)

•	CGI Group, Inc./ IMRglobal Corporation (February 2001)

•	Hitachi Ltd./ Grant Thornton LLP (October 2000)

•	Silverline Technologies LTP/ SeraNova, Inc. (October 2000)

•	Diamond Technology Partners, Inc./ Cluster Consulting (September 2000)

•	Sapient Corporation/ Human Code, Inc. (August 2000)

•	PSINet, Inc./ Metamor Worldwide, Inc. (March 2000)

•	CAP Gemini/ Ernst & Young US LLC (February 2000)

•	Whitman-Hart, Inc./ USWeb Corporation (December 1999)

•	AnswerThink Consulting Group, Inc./ Think New Ideas, Inc. (June 1999)

•	Metamor Worldwide, Inc./ General Electric Capital Consulting, Inc. (March 1999)

•	USWeb Corporation/ Mitchell Madison Group (January 1999)

      This analysis indicated that the ratio of transaction value to last twelve month revenues of the acquired company or business in these transactions ranged from .5x to 14.6x, with a mean of 3.78x and a median of 2.6x. Using a reference range of 0.5x to 1.0x and Rare Medium fiscal year 2000 service revenues of $102.3 million, and an assumed value of Rare Medium’s venture and incubator investments of $0.29 per share of Rare Medium common stock as described above, this analysis resulted in an estimated value per share of Rare Medium common stock ranging from $0.88 to $1.97. The range of estimated valuations set forth above compared to the per share closing price of Rare Medium common stock on May 9, 2001 of $1.75.

      Discounted Cash Flow Analysis. JPMorgan performed separate discounted cash flow analyses for Rare Medium using forecasts for Rare Medium provided by Rare Medium management for fiscal years 2001 and 2002 and by Motient management for years  2001 through  2002. The forecasts provided by Motient management for fiscal years 2001 and 2002 were based on an assumed lower 2001 revenue assumption than forecasts provided by the Rare Medium management, and were grown at the same rate as provided by Rare Medium management estimates for 2002. Fiscal year 2003 forecasts for each analysis were based on assumptions derived from the group of public companies listed above. JPMorgan calculated a discounted cash flow analysis for Rare Medium assuming discount rates ranging from 20.0% to 26.0% and terminal multiples of projected revenue in fiscal year 2003 ranging from 0.5x to 2.5x.

      Using an assumed value of Rare Medium’s venture and incubator investments of $0.29 per share of Rare Medium common stock as described above, this analysis resulted in an estimated value per share of Rare Medium common stock ranging from $0.55 to $3.34 using forecasts provided by Rare Medium management, and from $0.39 to $2.45 using forecasts provided by Motient management. The range of estimated valuations set forth above compared to the per share closing price of Rare Medium common stock on May 9, 2001 of $1.75.

Motient Valuation

      Public Companies Analysis. Using publicly available information, JPMorgan compared certain financial and operating information and ratios for Motient with corresponding financial and operating information and ratios for the following companies:

•	724 Solution, Inc.

•	Aether Systems, Inc.

•	At Road, Inc.

•	GoAmerica, Inc.

•	Handspring, Inc.

•	I3 Mobile, Inc.

•	Metricom, Inc.

•	Novatel Wireless, Inc.

•	Omnisky, Inc.

•	Openwave Systems, Inc.

•	Palm, Inc.

•	Research In Motion LTD

•	SignalSoft Corp

•	Telecommunication Systems, Inc.

      This analysis indicated that the ratio of enterprise value to projected service revenues for fiscal year 2001 ranged from 0.5x to 18.4x, with a mean of 4.6x and a median of 2.9x.

      Using a reference range of 4.0x to 6.0x and projected fiscal year 2001 service revenues provided by Motient management, an estimated value of Motient Satellite Venture of $4.03 per share of Motient common stock, based upon 80% of the post-money valuation of Motient Satellite Venture as of June 2000, and an estimated value of the shares of XM Radio stock owned by Motient of $3.54 per share of Motient common stock, based upon the closing price per share of XM Radio stock on May 10, 2001, this analysis resulted in an estimated value per share of Motient common stock ranging from ($2.70) to $8.06. The range of estimated valuations set forth above compared to the per share closing price of Motient common stock on May 9, 2001 of $1.34.

      Precedent Transactions Analysis. JPMorgan reviewed certain publicly available information regarding selected business combinations involving wireless data companies announced since August 1999. These transactions and the month in which each transaction was announced were as follows:

•	Palm, Inc./ Extended Systems, Inc. (March 2001)

•	Wireless Matrix Corp/ Norcom Networks Corp (January 2001)

•	Aether Systems, Inc./ RTS Wireless, Inc. (December 2000)

•	724 Solution, Inc./ Tantau Software, Inc. (November 2000)

•	Telecommunication Systems, Inc/ Xypoint Corp. (November 2000)

•	Openwave Systems, Inc./ Software Com, Inc. (August 2000)

•	Comverse Technology, Inc./ Exalink Ltd. (July 2000)

•	Software Com, Inc./ Atmobile Com, Inc. (March 2000)

•	Phone.com/ Onebox.com (February 2000)

•	Phone.com, Inc./ Paragon International, Inc. (February 2000)

•	Aether Systems, Inc./ LocusOne Communications, Inc. (January 2000)

•	America Online, Inc./ Mapquest Com, Inc. (December 1999)

•	Aether Systems, Inc./ Mobeo, Inc. (August 1999)

      This analysis indicated that the ratio of transaction value to projected forward revenue of the acquired company in these transactions ranged from 1.0x to 54.7x, with a mean of 22.7x and a median of 20.2x. Using a reference range of 15.0x to 20.0x and projected fiscal year 2001 service revenue provided by Motient management, and estimated values per share of Motient common stock of Motient Satellite Ventures and the shares of XM Radio stock owned by Motient of $4.03 and $3.54, respectively, as described above, this analysis resulted in an estimated value per share of Motient common stock ranging from $14.80 to $30.34. The range of estimated valuations set forth above compared to the per share closing price of Motient common stock on May 9, 2001 of $1.34. JPMorgan noted that this analysis assumed availability of the funding necessary to achieve the Motient forward revenue estimate, as provided by Motient management, which funding Motient management has indicated is not available.

      Discounted Cash Flow Analysis. JPMorgan performed a discounted cash flow analysis for Motient using forecasts provided by Motient management for fiscal years 2001 through 2005. These projections assumed the availability of funding to implement Motient’s business plan, which funding Motient management has indicated is not available. JPMorgan calculated a discounted cash flow analysis for Motient assuming discount rates ranging from 40% to 50% and terminal multiples of projected revenue in fiscal year 2005 ranging from 4.0x to 6.0x. Using the estimated values per share of Motient common stock of MSV and the shares of XM Radio stock owned by Motient of $4.03 and $3.54, respectively, as described above, this analysis resulted in an estimated value per share of Motient common stock ranging from $1.16 to $17.44. The range of estimated valuations set forth above compared to the per share closing price of Motient common stock on May 9, 2001 of $1.34.

      JPMorgan also performed a discounted cash flow analysis for the combined company using forecasts for both Rare Medium and Motient provided by Motient management and using discount rates and terminal multiples similar to the discounted cash flow analyses described above for Rare Medium and Motient. After adjusting for net debt and the reduction in the number of shares of XM Radio stock resulting from the merger, and excluding any synergies that might be realized from the merger, this analysis resulted in an estimated value of the combined company that would be attributable to current holders of Motient common stock, treating the preferred stock to be issued in the merger on an as-converted basis, ranging from $246.0 million to $605.0 million, or a mean of $425.0 million, compared to the market value of Motient as of May 10, 2001 of approximately $81.0 million. JPMorgan noted that this analysis assumed availability of funding to implement Motient’s business plan, which funding Motient indicated it has identified only through the second quarter of fiscal year 2002.

XM Radio Valuation

      Public Companies Analysis. JPMorgan compared certain financial and operating information and ratios for XM Radio with corresponding financial and operating information and ratios for Sirius Satellite Radio, Inc. This analysis indicated that the ratio of enterprise value of Sirius Satellite Radio to projected revenue for fiscal year 2001 was 26.1x, compared to 146.2x for XM Radio, and for fiscal year 2002 was 50.4x, compared to 9.0x for XM Radio.

      Using a reference range of 26.0x to 146.0x projected fiscal year 2001 revenues provided by XM Radio management and by publicly available equity research analyst estimates, this analysis resulted in an estimated value per share of XM Radio stock ranging from $1.17 to $10.51, and $1.42 to $11.88, respectively. Using a reference range of 9.0x to 50.0x projected fiscal year 2002 revenues provided by XM Radio management and by publicly available equity research analyst estimates, this analysis resulted in an estimated value per share of XM Radio stock ranging from $19.59 to $112.72, and $11.95 to $70.27, respectively. The range of estimated valuations set forth above compared to the per share closing price of XM Radio common stock on May 9, 2001 of $11.36.

      Discounted Cash Flow Analysis. JPMorgan performed a discounted cash flow analysis for XM Radio using forecasts provided by XM Radio management for fiscal years 2001 through 2005. JPMorgan calculated a discounted cash flow analysis for XM Radio assuming discount rates ranging from 30% to 50% and terminal multiples of projected revenue in fiscal year 2005 ranging from 3.0x to 5.0x. This analysis resulted in an estimated value per share of XM Radio stock ranging from $9.26 to $40.47. Using publicly available equity research analyst forecasts for the same fiscal years, and assuming the same discount rates and terminal multiples, the analysis resulted in an estimated value per share of XM Radio stock ranging from ($5.14) to $7.19. The range of estimated valuations set forth above compared to the per share closing price of XM Radio common stock on May 9, 2001 of $11.36.

      Market Trading Analysis. JPMorgan noted that the XM Radio stock during the 52-week period ending May 11, 2001 had traded from a high of $46.94 per share on September 5, 2000 to a low of $3.87 per share on April 9, 2001. JPMorgan also noted that the weighted average trading price of the XM Radio stock during the most recent 52-week period was $15.77 per share and during the most recent 1-month period was $9.37 per share. The range of estimated valuations set forth above compared to the per share closing price of XM Radio common stock on May 9, 2001 of $11.36.

      The summary set forth above does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. In addition, JPMorgan considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be JPMorgan’s view of the actual value of the relevant company. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each such analysis. JPMorgan’s analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, JPMorgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

      None of the public companies used in the public companies analysis described above is identical to Motient, Rare Medium or XM Radio, and none of the precedent transactions used in the precedent transactions analysis described above is identical to the merger. Accordingly, an analysis of publicly traded comparable companies and transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

      As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Motient with respect to the merger and deliver an opinion to the Motient board of directors with respect to the aggregate consideration to be paid in the merger on the basis of such experience and its familiarity with Motient.

      For services rendered in connection with the merger and the delivery of its opinion, Motient has agreed to pay JPMorgan a transaction fee of $3.0 million, 50% of which was payable upon the public announcement by Motient of its intention to pursue a transaction and the remaining 50% of which is payable upon the closing of the merger. In addition, Motient has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the Federal securities laws.

      One of JPMorgan’s affiliates is a lender to Motient in the aggregate principal amount of approximately $22.0 million, all of which amount is guaranteed by certain current and former stockholders of Motient. In the ordinary course of JPMorgan’s businesses, it and its affiliates may actively trade the debt and equity securities of Motient or Rare Medium for its own account or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Interests of Rare Medium Management in the Merger

      Some directors and executive officers of Rare Medium have interests in the merger that are in addition to, or different from, their interests as stockholders of Rare Medium. For information about their interests as stockholders, see “Stock Ownership of Management, Directors and More Than 5% Stockholders of Rare Medium.” The Rare Medium board of directors appointed the special committee, consisting solely of directors who are not officers of Rare Medium or affiliates of any holder of Rare Medium preferred stock, to consider and instruct its advisors with respect to negotiation of the merger agreement and to evaluate whether the merger is in the best interests of the holders of Rare Medium’s common stock. The special committee was aware of these differing interests and considered them, among other matters, in (a) determining that the merger is in the best interests of Rare Medium and is advisable, fair to and in the best interests of the holders of Rare Medium common stock and (b) recommending that the Rare Medium board of directors consider approval of the merger agreement and the merger. The Rare Medium board of directors was also aware of these differing interests and considered them, among other matters, in approving the merger and recommending that Rare Medium’s stockholders approve and adopt the merger agreement. These interests are summarized below.

      Rare Medium Preferred Stock. Three members of Rare Medium’s board of directors are principals of Apollo Management, L.P., certain affiliates of which beneficially own all of the Rare Medium preferred stock and control approximately 31% of the voting power of the Rare Medium capital stock. The holders of Rare Medium preferred stock will receive merger consideration in exchange for the Rare Medium preferred stock that is different from the merger consideration to be received in exchange for shares of Rare Medium common stock. The holders of Rare Medium preferred stock also hold shares of Rare Medium common stock and will receive merger consideration in exchange for those shares of common stock identical to the merger consideration to be received by the other holders of Rare Medium common stock. Holders of Rare Medium preferred stock will receive as merger consideration in exchange for their shares of Rare Medium preferred stock:

•	9 million shares of XM Radio stock held by Motient;

•	cash in an amount equal to the outstanding loans and commitments under Motient’s revolving credit agreement guaranteed by Baron Capital and Singapore Telecom, which cash will be used to purchase the outstanding loans and commitments under the revolving credit facility guaranteed by Baron and Singapore Telecom; and

•	if the sum of the value of the XM Radio stock and the cash paid to the holders of Rare Medium preferred stock is less than $115 million, deficiency notes for an aggregate principal amount equal to $115 million less the value at closing of the sum of the market value of the XM Radio stock and the amount in cash used to purchase the outstanding loans and commitments guaranteed by Baron and Singapore Telecom.

      The principal amount of the deficiency notes would be adjusted at September 30, 2001 following the closing of the merger if the value of the XM Radio stock at September 30, 2001 exceeds the value of the XM Radio stock at closing. The reduction of the deficiency notes would correspond to the increase in value of the XM Radio stock between closing and September 30, 2001.

      Through the exercise of cumulative voting rights, the holders of Rare Medium preferred stock may be able to elect one member of Motient’s board of directors following the merger.

      In addition, the holders of Rare Medium preferred stock own warrants to purchase Rare Medium common stock, which will become warrants to purchase a number of shares of Motient Series A non-voting preferred stock equal to the number of shares of Rare Medium common stock that were subject to the warrants, multiplied by 0.10, at an exercise price equal to the current exercise price divided by 0.10. See “Terms of the Merger Agreement and Related Transactions— Conversion of Rare Medium Common Stock and Preferred Stock; Treatment of Options and Warrants” for a more detailed description of the treatment of Rare Medium warrants in the merger.

      After the merger, the holders of Rare Medium preferred stock will also be entitled to registration rights for (1) the shares of Motient Series A preferred stock that they will receive in the merger for their shares of Rare Medium common stock and the shares of Motient common stock issuable upon conversion of the Motient Series A preferred stock, (2) the shares of the Motient Series A preferred stock issuable upon transfer of the Motient Series A non-voting preferred stock issuable upon exercise of the Rare Medium warrants converted in the merger, (3) the shares of Motient common stock issuable upon conversion of shares of Motient non-voting common stock issuable upon exercise of the Rare Medium warrants or upon conversion of shares of Series A preferred stock issuable upon transfer of the Series A non-voting preferred stock issuable upon exercise of the Rare Medium warrants, and (4) any other shares of Motient Series A preferred stock or Motient common stock issued, or issuable upon exercise or conversion of any securities issued, as a dividend or other distribution with respect to the shares of Motient Series A preferred stock or non-voting Series A preferred stock or common stock or non-voting common stock described above. For a more detailed description of these registration rights, see “Terms of the Merger Agreement and Related Transactions— Registration Rights Agreement.”

      Options. Under the terms of the Amended and Restated 1998 Long Term Incentive Plan, Amended and Restated Nonqualified Stock Option Plan and Amended and Restated Equity Plan for Directors, upon completion of the merger, a total of 916,667 outstanding, non-vested options to purchase Rare Medium common stock held by Rare Medium directors and executive officers, as listed in the table below, will vest and become immediately exercisable. Motient will issue substitute stock options to purchase Motient Series A preferred stock in exchange for all unexercised Rare Medium stock options outstanding at the effective time of the merger as described under “Terms of the Merger Agreement and Related Transactions—Conversion of Rare Medium Common Stock; Treatment of Options and Warrants.”

      The following table shows the number of unvested options held by Rare Medium’s executive officers and directors whose vesting will accelerate as a result of the merger and the average exercise price of such options, assuming the merger is completed on September 1, 2001.

	Number of Shares of Rare Medium
	Common Stock Underlying Unvested Rare	Average Exercise Price of Unvested
	Medium Options that Accelerate as a	Options that Accelerate as a Result
Name of Officer or Director	Result of the Merger(1)	of the Merger

Andrew Africk	25,000	$7.00

Craig Chesser	0	n/a

Michael Gross	25,000	7.00

Michael Hultberg	50,000	14.75

Jeffrey Killeen	25,000	1.9375

Robert Lewis	0	n/a

Glenn Meyers	666,667	2.375

John Piccone	25,000	0.50

Marc Rowan	25,000	7.00

William Stasior	100,000	21.0625

(1)	This represents the number of shares of common stock underlying Rare Medium unvested options as of September 1, 2001.

      Glenn Meyers Employment Agreement. Mr. Meyers has an employment agreement which provides that upon a change in control of Rare Medium, Mr. Meyers would be entitled to terminate his employment and receive a severance package equal to his salary and incentive compensation for the remaining term of his employment agreement. To incentivize Mr. Meyers to remain in the employ of Motient following the merger, on May 14, 2001, Mr. Meyers, Rare Medium and Motient entered into an agreement that modifies and clarifies the provisions in Mr. Meyers’ then current employment agreement with Rare Medium relating to payment of benefits upon a change of control of Rare Medium. Pursuant to the terms of the modified employment arrangement:

•	with respect to Mr. Meyers’ outstanding options to purchase Rare Medium common stock, pursuant to which Mr. Meyers may purchase up to 1,400,000 shares of Rare Medium common stock at a per share price of $2.375 immediately prior to the closing of the merger, Rare Medium’s board of directors will reduce the exercise price of 50% of Mr. Meyers’ stock options to $0.01 and will reduce the exercise price of the remaining 50% to the fair market value of Rare Medium common stock on the day immediately prior to the closing of the merger;

•	at the closing of the merger, Motient will grant Mr. Meyers 1 million shares of Motient common stock which will vest monthly in equal installments over a 36-month period following the date of the grant. These shares of Motient common stock subject to such option and stock grants will be registered under the Securities Act and will be freely transferable when vested. If Mr. Meyers terminates his employment after the closing of the merger for any reason, 50% of his unvested shares will vest and the remaining 50% of such unvested shares will be forfeited as of the date of termination; and

•	after the closing of the merger, Motient will pay Mr. Meyers $2.25 million in cash upon termination of Mr. Meyers’ employment for any reason.

      This agreement between Mr. Meyers, Motient and Rare Medium summarized above will only become effective at the closing of the merger.

      Current Employment Agreements. Rare Medium has employment agreements with each of Craig Chesser, Michael Hultberg and Robert Lewis, each of whom is an officer of Rare Medium. Under these agreements, if, after 90 days following a change in control of Rare Medium, the executive terminates his employment, the executive is entitled to receive severance compensation and benefits in a lump sum payment consisting of one year of his current salary and the right to exercise all vested stock options, and in the case of Mr. Hultberg, all unvested stock options, which become exercisable upon a change of control through the option exercise date for such options. For purposes of these employment agreements, a change in control of Rare Medium occurs when, among other things, the stockholders of Rare Medium approve a merger involving Rare Medium.

      Board Designation Rights. Rare Medium will be entitled to designate 3 members of Motient’s board of directors after the merger. The Rare Medium board designees are expected to be                ,                and                , each of whom currently is a member of Rare Medium’s board of directors.

      Directors’ and Officers’ Insurance and Indemnification. The merger agreement provides that for six years after the merger, the surviving corporation in the merger will maintain directors’ and officers’ liability insurance to cover present and former directors and officers of Rare Medium. This insurance will have comparable coverage and amounts as the coverage currently provided by Rare Medium, except that the surviving corporation will not be required to expend more than 150% of the annual premium currently paid by Rare Medium for such coverage.

      The merger agreement requires the surviving corporation in the merger to indemnify each present director and officer of Rare Medium following the merger against all expenses or liabilities incurred in connection with any claim or investigation arising out of actions or omissions occurring before the merger or for a period of six years after the merger to the fullest extent permitted under the laws of the State of Delaware and the Rare Medium certificate of incorporation and bylaws. See “Terms of the Merger Agreement and Related Transactions—Directors’ and Officers’ Insurance and Indemnification” for a more detailed discussion of indemnification.

      XM Radio Agreement. Rare Medium and XM Radio are parties to a professional services agreement which was entered into in the ordinary course of business and through arms-length negotiation. The professional services agreement is scheduled to expire in 2001.

Interests of Motient Management in the Merger

      Mr. Jack A. Shaw, a member of Motient’s board of directors at the time the board approved the merger, is a representative of Hughes Electronics Corporation. Hughes Electronics is a guarantor of Motient’s obligations under its bank credit facilities. Hughes Electronics, as a guarantor, consented to the merger transaction pursuant to a bank waiver which provides, among other things, for Motient to repay $28.25 million under Motient’s bank credit facilities. Motient would not have been able to enter into the merger agreement without Hughes Electronics’ consent. In addition, Hughes Electronics and the holders of Rare Medium preferred stock will enter into an intercreditor agreement if the discrepancy notes are issued to the holders of the Rare Medium preferred stock pursuant to the merger agreement. Mr. Shaw disclosed his relationship with Hughes Electronics to the members of the board of directors of Motient, and the board of directors considered this when it approved the merger agreement.

      The executive officers of Motient have an interest in their continued employment at the corporation, which may depend on the completion of the merger. Motient has incurred net losses every year since it began operations. Motient also needs significant capital to finance the maintenance and growth of its operations, network and subscriber base. Management of Motient believes the merger may assist Motient in addressing some of its financing needs and liquidity concerns. The continued viability of Motient, and therefore the continued employment of its officers, may depend on the completion of the merger.

Accounting Treatment

      The merger is expected to be accounted for using the purchase method of accounting. Motient will be deemed the acquirer for financial reporting purposes. Under the purchase method of accounting, the purchase price in the merger will be allocated to Rare Medium’s assets and identified intangible assets acquired and the Rare Medium liabilities assumed to the extent of their fair value, with any excess purchase price being allocated to goodwill. Amounts assigned to intangible assets, if any, acquired in the merger, and the related amortization could have a material effect on the combined company’s financial statements. The pro forma financial statements included in this joint proxy statement/prospectus provide more detailed information related to the accounting treatment of the merger.

      The Financial Accounting Standards Board has issued a new Statement of Financial Accounting Standards which precludes the amortization of goodwill. Rather than amortization, the new standard requires Motient to evaluate, at least annually, recorded goodwill for impairment and to record an impairment charge to income from continuing operations, if and when the carrying value of the goodwill is determined to exceed its fair value. The new standard is effective for goodwill resulting from the merger.

Listing on The Nasdaq Stock Market

      It is a condition to the closing of the merger that the shares of Motient Series A preferred stock issued in the merger will be approved for listing on the Nasdaq National Market.

      Motient is not currently in compliance with the requirements for continued listing for Motient common stock on the Nasdaq National Market. In order to regain compliance with the requirements for continued listing on the Nasdaq National Market, Motient’s board of directors approved the reverse one-for-ten stock split that is the subject of Proposal 4 in this joint proxy statement/prospectus. Nasdaq has notified Motient that Nasdaq will delist Motient’s common stock from the Nasdaq National Market if Motient does not mail this joint proxy statement/prospectus seeking approval of the reverse stock split to stockholders by August 29, 2001 and effect the reverse stock split by September 28, 2001.

Governmental and Regulatory Approvals

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the merger may not be consummated until certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Motient and Rare Medium filed pre-merger notification and report forms with the FTC and the Antitrust Division on May 25, 2001. The obligations of Motient and Rare Medium to consummate the merger are subject to the condition that the applicable waiting period under the HSR Act will have expired or been terminated without action by the Antitrust Division or the FTC to prevent consummation of the merger. The applicable pre-merger waiting period expired on June 25, 2001. See “Terms of the Merger Agreement and Related Transactions— Conditions to Consummation of the Merger” and “Terms

of the Merger Agreement and Related Transactions— Termination of the Merger Agreement” for a discussion of the circumstances under which the merger may not be completed.

      Either before or after the effective time of the merger, however, the Antitrust Division, the FTC or a private person or entity might seek under antitrust laws, among other things, to enjoin the merger or to cause Motient to divest itself, in whole or in part, of the surviving corporation of the merger or of certain businesses conducted by the surviving corporation. We cannot assure you that a challenge to the merger will not be made or that, if such a challenge is made, Motient will prevail.

      In addition, U.S. antitrust authorities must approve the future ownership of the XM Radio stock by the current holders of Rare Medium preferred stock, affiliates of Apollo Management, L.P., as a result of the merger or the applicable waiting period must expire. The applicable pre-merger waiting period expired on July 23, 2001.

      In connection with the merger, Motient may submit regulatory notices and may take further actions before one or more federal or state regulatory agencies. In addition, while not required, Motient may provide courtesy notices prior to the effective time of the merger to a number of government entities that have issued licenses, certifications and similar telecommunications regulatory approvals to Motient and its subsidiaries.

Certain U.S. Federal Income Tax Consequences

      The following is a summary of certain U.S. federal income tax consequences of the merger to the holders of Rare Medium common stock. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to in this joint proxy statement/ prospectus as the tax code, applicable Treasury regulations promulgated under the tax code, Internal Revenue Service, referred to here as the IRS, rulings and judicial interpretations thereof all in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change occurring after this date, possibly with retroactive effect. There can be no assurance that future legislative, judicial or administrative action will not affect the accuracy of the statements or conclusions in this joint proxy statement/prospectus.

      The discussion below assumes that Rare Medium stockholders hold their shares of Rare Medium common stock as “capital assets” within the meaning of Section 1221 of the tax code.

      This summary does not address all the U.S. federal income tax considerations that may be relevant to Rare Medium stockholders, particularly holders subject to special treatment under the tax code, including without limitation, persons who are dealers in securities, who are subject to the alternative minimum tax provisions of the tax code, who are foreign persons, insurance companies, tax-exempt organizations, financial institutions, or broker-dealers, who hold their shares as part of a hedge, straddle, conversion or other risk-reduction transaction, or who acquired their shares in connection with the exercise of employee stock options or otherwise as compensation.

      The following summary does not address the tax consequences of the merger under foreign, state or local tax laws.

      Rare Medium stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable U.S. federal, state, local and foreign tax consequences.

      The exchange of Rare Medium common stock for Motient Series A preferred stock and cash, if any, in lieu of fractional shares will be a taxable transaction for U.S. federal income tax purposes, and accordingly:

•	a holder of Rare Medium common stock will recognize gain or loss equal to the difference between (1) the fair market value, on the date of the merger, of the Motient Series A preferred stock received, plus the amount of any cash received in lieu of fractional shares of Motient Series A preferred stock and (2) such holder’s tax basis in the Rare Medium common stock exchanged therefor. A holder of stock must generally calculate gain or loss separately for each block of stock that is exchanged in the merger. This gain or loss will be long-term capital gain or loss if the stockholder’s shares of Rare Medium common stock have been held for more than one year at the time of the merger;

•	a holder’s tax basis in the Motient Series A preferred stock received in exchange for Rare Medium common stock in the merger will be equal to the fair market value of such preferred stock on the date of the merger;

•	the holding period of the Motient Series A preferred stock received by holders of Rare Medium common stock in the merger will begin on the day after the merger; and

•	no gain or loss will be recognized for U.S. federal income tax purposes by a holder of Motient Series A preferred stock who exchanges the stock solely for Motient common stock pursuant to a conversion of the preferred stock. If a holder receives cash in lieu of a fractional share of common stock in the conversion, the holder will be treated as if the holder received the fractional share of Motient common stock and had the fractional share redeemed for cash and the holder should recognize gain or loss on the deemed exchange in an amount equal to the difference between the amount of cash received and the holder’s tax basis in the fractional share. The aggregate tax basis in the Motient common stock received pursuant to the conversion, including any fractional share of Motient common stock for which cash is received, will equal the holder’s tax basis in the Motient Series A preferred stock surrendered in the conversion and the holder’s holding period of such common stock will include the holding period of Motient Series A preferred stock exchanged for the Motient common stock.

      The exchange agent will be required to withhold at the rate of 31% on any payment to a holder of Rare Medium common stock unless the holder or other payee provides the appropriate tax identification number and certifies that such number is correct or that an exception from backup withholding applies. Amounts paid as backup withholding do not constitute additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

      No ruling has been requested from the IRS as to any of the tax effects of the merger discussed above, and no opinion of counsel has been or will be rendered to the companies with respect to any of the tax effects of the merger or other related transactions. The discussion above is not binding on the IRS or the courts and no assurance can be given that contrary positions will not be successfully asserted by the IRS or adopted by a court if the issues are litigated.

      This discussion is only a general summary of certain U.S. federal income tax consequences of the merger. The tax consequences of the merger to you may be different from those summarized above. Accordingly, holders of Rare Medium common stock are urged to consult with their tax advisors with respect to the particular U.S. federal, state, local or foreign income tax or other tax consequences of the merger to them.

Restrictions on Resales by Affiliates

      The Motient Series A preferred stock to be issued to Rare Medium stockholders in the merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an “affiliate” of Rare Medium within the meaning of Rule 145 under the Securities Act. Shares of Motient Series A preferred stock received by persons who are deemed to be Rare Medium affiliates may be resold by these persons only in transactions permitted by the limited resale provisions of Rule 145 or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Rare Medium generally include individuals or entities that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with Rare Medium and may include officers, directors and principal stockholders of Rare Medium. All Rare Medium stockholders who may be deemed to be affiliates of Rare Medium will be so advised prior to the effective time of the merger. Shares of Motient Series A preferred stock to be received by the holders of preferred stock of

Rare Medium for the shares of Rare Medium common stock that they hold will be registered on a shelf registration statement to be filed by Motient after the closing of the merger, pursuant to the terms of the registration rights agreement between Motient and the holders of Rare Medium preferred stock, and the holders of preferred stock of Rare Medium will be able to resell the Motient shares without restriction after the shares are registered pursuant to the shelf registration statement (but subject to the terms of the registration rights agreement) even though they may be deemed to be affiliates within the meaning of Rule 145. For more information about this registration rights agreement, see “Terms of the Merger Agreement and Related Transactions— Registration Rights Agreement.”

      It is a covenant in the merger agreement that Rare Medium will use its reasonable best efforts to obtain an affiliate agreement from each affiliate of Rare Medium prior to the effective time of the merger by which each Rare Medium affiliate will agree not to sell any of the Motient Series A preferred stock received in the merger in violation of the Securities Act or the rules and regulations promulgated under the Securities Act. Generally, this will require that all sales be made in accordance with registration under the Securities Act or in accordance with Rule 145 under the Securities Act, which in turn requires that, for specified periods, sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act.

      The certificates evidencing Motient Series A preferred stock issued to Rare Medium affiliates in the merger will bear a legend summarizing the foregoing restrictions until a sale, transfer or other disposition of the Motient Series A preferred stock represented by these certificates has been registered under the Securities Act or is made in compliance with Rule 145 under the Securities Act.

      Persons who are not affiliates of Rare Medium may generally sell their Motient Series A preferred stock without restrictions and without delivering this joint proxy statement/prospectus.

Appraisal Rights of Dissenting Stockholders

      Both Motient and Rare Medium are organized under Delaware law. Motient and Rare Medium expect that, under Delaware law, neither the Motient stockholders nor the Rare Medium stockholders will have a right to dissent and receive the appraised value of their shares in connection with, or as a result of, the matters to be acted upon at the special meeting of Motient stockholders and Rare Medium stockholders.

Treatment of Rare Medium Options and Warrants

      Options. At the effective time of the merger, each option to acquire Rare Medium common stock, referred to in this joint proxy statement/prospectus as the Rare Medium stock options, granted under Rare Medium’s Amended and Restated 1998 Long-Term Incentive Plan, Amended and Restated Nonqualified Stock Option Plan or Amended and Restated Equity Plan for Directors or granted not pursuant to a plan, that is outstanding and unexercised immediately prior to the effective time of the merger will become or be replaced by an option to purchase Motient Series A preferred stock. The number of shares of Motient Series A preferred stock subject to the new Motient option will be equal to the number of shares of Rare Medium common stock subject to the Rare Medium stock option multiplied by 0.10, and rounding any fractional share down to the nearest whole share. The exercise price per share of Motient Series A preferred stock will be equal to the aggregate exercise price for the shares of Rare Medium common stock subject to the Rare Medium stock options divided by the number of whole shares of Motient Series A preferred stock subject to the new Motient option rounded up to the nearest whole cent.

      If, however, the volume weighted average trading price of Motient common stock equals or exceeds $3.125 per share for each day during a ten consecutive trading day period triggering an automatic conversion of Motient’s Series A preferred stock under the restated certificate of incorporation of Motient, each Motient stock option that replaces or supersedes a Rare Medium stock option will become, or be replaced by, an option to purchase a number of whole shares of Motient common stock equal to the product of the number of shares of Motient Series A preferred stock then subject to the stock option and the number of shares of Motient common stock issuable upon the automatic conversion with respect to a share of Motient Series A preferred stock (rounded down to the nearest whole share), at an exercise price per share equal to the product of the number of shares of Motient Series A preferred stock subject to the stock option and the exercise price per share of the stock option, divided by the number of whole shares of Motient common stock deemed to be purchasable pursuant to the stock option rounded up to the nearest whole cent.

      For purposes of illustration, a holder of options to purchase 100 shares of Rare Medium common stock for $1 per share would, after the merger, hold options to purchase 10 shares of Motient Series A preferred stock for $10 per share. If, after the merger, an automatic conversion of Motient’s Series A preferred stock has occurred, the options exercisable for 10 shares of Motient Series A preferred stock at $10 per share would be exercisable for 64 shares of Motient common stock at $1.56 per share. Whether or not conversion occurs, the aggregate exercise price of all options for the holder in this example, namely $100, would remain unchanged.

      For vesting purposes, the date of grant of each new Motient option will be deemed to be the date on which the corresponding Rare Medium stock option was granted. The vesting of the Rare Medium stock options will not be affected. In addition, any Rare Medium stock options that were incentive stock options will continue to be incentive stock options of Motient.

      Warrants. At the effective time of the merger, Motient will assume each warrant to purchase shares of Rare Medium common stock, referred to as the Rare Medium warrants. Each Rare Medium warrant will:

(A)	become a warrant to purchase a number of whole shares of Motient Series A non-voting preferred stock equal to:

(1)	0.10 multiplied by

(2)	the number of shares of Rare Medium common stock for which such Rare Medium warrant was exercisable at the effective time of the merger (rounded down to the nearest whole share), and

(B)	have an exercise price per share equal to:

(1)	the exercise price for the shares of Rare Medium common stock subject to such Rare Medium warrant immediately prior to the effective time of the merger divided by

(2) 0.10.

      If, however, the volume weighted average trading price of Motient common stock equals or exceeds $3.125 per share for each day during a ten consecutive trading day period triggering an automatic conversion of Motient’s Series A non-voting preferred stock under the restated certificate of incorporation of Motient, each Motient warrant that replaces or supersedes a Rare Medium warrant will:

(A)	become a warrant to purchase a number of whole shares of Motient non-voting common stock equal to:

(1)	the product of the number of shares of Motient Series A non-voting preferred stock then subject to the warrant, and

(2)	the number of shares of Motient non-voting common stock issuable upon the automatic conversion with respect to a share of Motient Series A non-voting preferred stock, rounded down to the nearest whole share, and

(B)	have an exercise price per share equal to:

(1)	the product of the shares of Motient Series A non-voting preferred stock subject to the warrant, and

(2)	the exercise price per share of the warrant, divided by

(3)	the number of whole shares of Motient non-voting common stock deemed to be purchasable pursuant to the warrant rounded up to the nearest whole cent.

      For purposes of illustration, a holder of warrants to purchase 100 shares of Rare Medium common stock for $1 per share would, after the merger, hold warrants to purchase 10 shares of Motient Series A non-voting preferred stock for $10 per share. If, after the merger, an automatic conversion of Motient’s Series A non-voting preferred stock has occurred, the warrants exercisable for 10 shares of Motient Series A non-voting preferred stock at $10 per share would be exercisable for 64 shares of Motient non-voting common stock at $1.56 per share. Whether or not conversion occurs, the aggregate exercise price of all warrants for the holder in this example, namely $100, would remain unchanged.

TERMS OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS

      The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement. The merger agreement, attached as Appendix A to this joint proxy statement/prospectus, is incorporated by reference, and is considered part of, this document

General

      The merger agreement provides that MR Acquisition Corp., a wholly-owned subsidiary of Motient, will be merged with and into Rare Medium at the effective time of the merger. As a result of the merger, Rare Medium will be a wholly-owned subsidiary of Motient. The Motient board of directors and the Rare Medium board of directors, acting upon the recommendation of the Rare Medium special committee, have each approved the merger agreement and the merger. At the effective time of the merger, each outstanding share of Rare Medium common stock will be converted into the right to receive one-tenth of a share of Motient Series A preferred stock and cash in lieu of fractional shares, and each outstanding share of Rare Medium preferred stock will be converted into the right to receive XM Radio stock, cash and a note, if necessary, all as more fully described below.

The Merger

      The Merger; Effect of the Merger; Certificate of Incorporation and Bylaws. Subject to the terms and conditions of the merger agreement and in accordance with the Delaware General Corporation Law, at the effective time of the merger, MR Acquisition Corp. will merge with and into Rare Medium. Rare Medium will continue its corporate existence under the laws of the State of Delaware under the name “Rare Medium Group, Inc.” as a wholly-owned subsidiary of Motient. At the effective time of the merger, the separate corporate existence of MR Acquisition Corp. will terminate. The certificate of incorporation of the surviving corporation of the merger will be identical to the certificate of incorporation of MR Acquisition Corp., except that it will provide that the surviving corporation’s name will be “Rare Medium Group, Inc.” The bylaws of Rare Medium will become the bylaws of the surviving corporation of the merger.

      Motient’s Restated Certificate of Incorporation. Immediately before the effective time of the merger, the certificate of incorporation of Motient will be amended and restated to:

(1)	increase the authorized capital stock from 150.2 million shares to 300 million shares,

(2)	create a class of non-voting common stock which will consist of 10 million shares having a par value of $.01 per share,

(3)	create a series of preferred stock designated as Series A voting convertible preferred stock which will consist of 10 million shares having a par value of $.01 per share, and

(4)	create a series of preferred stock designated as Series A non-voting convertible preferred stock which will consist of 1.5 million shares having a par value of $.01 per share.

      Directors and Officers of the Surviving Corporation. Following the merger, the officers of Rare Medium and the directors of MR Acquisition Corp. will become the officers and directors of Rare Medium.

      Directors of Motient. Motient has agreed to increase the size of its board of directors to consist of nine directors. Rare Medium will be entitled to designate three of the nine directors on Motient’s board of directors following the merger. It is presently contemplated that the Rare Medium designees will initially be           ,           and           , each of whom currently is a member of Rare Medium’s board of directors. Subject to the fiduciary duties of the board of directors of Motient, Motient will take actions to cause the Rare Medium designees to be nominated for election to the Motient board of directors at Motient’s 2002 annual meeting.

Conversion of Rare Medium Common Stock and Preferred Stock; Treatment of Options and Warrants

      Rare Medium Common Stock. At the effective time of the merger, each issued and outstanding share of Rare Medium common stock, other than any shares of treasury stock or shares owned by Motient or any of its subsidiaries, which will be cancelled immediately prior to the effective time of the merger, will be converted into the right to receive 0.10 share of Motient Series A preferred stock, as well as cash, without interest, for fractional shares. All shares of Rare Medium common stock will no longer be outstanding and will automatically be canceled and will cease to exist. In any event, if between the date of the merger agreement and the effective time of the merger the outstanding shares of Motient common stock are changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the nature of the consideration to be received by the holders of Rare Medium common stock will be appropriately and correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

      Rare Medium Preferred Stock. At the effective time of the merger, each issued and outstanding share of Rare Medium preferred stock, other than any shares of treasury stock or shares owned by Motient or any of its subsidiaries, which will be cancelled immediately prior to the effective time of the merger, will be converted into the right to receive from Motient:

(1)	A number of shares of XM Radio stock equal to (A) 9 million plus (B) any cash dividends or other distributions declared or made with respect to the shares of XM Radio stock between the date of the merger agreement and the effective time divided by (C) the number of outstanding shares of Rare Medium preferred stock issued and outstanding immediately prior to the effective time;

(2)	An amount of cash to be applied to purchase bank loans and commitments under Motient’s revolving credit facility, estimated to be approximately $13 to $16 million, that will be equal to:

•	the amount of the tranche B commitments and the tranche C commitments under Motient’s revolving credit facility outstanding immediately prior to the effective time after giving effect to the reduction in the tranche B commitments and the tranche C commitments that are required to be made by Motient pursuant to the bank waiver entered into among Motient and its bank lenders and guarantors which is described below,

•	divided by the number of shares of Rare Medium preferred stock issued and outstanding immediately prior to the effective time; and

(3)	If:

(A)	the volume weighted average price of the 9 million XM Radio shares for the 10 trading days immediately prior to the closing of the merger plus

(B)	the value of the cash dividends or other distributions described in (1) above plus

(C)	the amount of cash described in (2) above,

is less than $115 million, then each share of Rare Medium preferred stock will be entitled to receive, in addition to the consideration set forth in (1) and (2) above, promissory notes in the principal amount equal to the difference between $115 million and the sum of the value of the consideration described in (A), (B) and (C) multiplied by a fraction, the numerator of which is one and the denominator of which is the aggregate number of shares of Rare Medium preferred stock issued and outstanding immediately prior to the effective time.

      At the effective time, shares of Rare Medium preferred stock will no longer be outstanding and will automatically be canceled and will cease to exist. No fractional share of XM Radio stock will be paid and instead, a cash payment will be made in lieu of fractional shares. If between the date of the merger agreement and the effective time the outstanding shares of XM Radio stock are changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the nature of the consideration to be received by the holders of Rare Medium preferred stock will be appropriately and correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. In addition, at the closing of the merger the holders of the Rare Medium preferred stock will purchase from the revolving credit lenders of Motient outstanding loans and commitments that are guaranteed by Baron Capital and Singapore Telecom using the cash received in the merger. One or more persons selected by the holders of Rare Medium preferred stock, which may be their affiliates, will issue guarantees for those loans and commitments and the Baron Capital and Singapore Telecom guarantees will be terminated.

      Promissory Notes. If the promissory notes are issued, they will bear interest at a rate of 12% per annum and accrued interest will be payable quarterly at the end of each quarter by capitalizing accrued interest into principal. The notes will mature three years from the date of the closing of the merger. If the aggregate market price of the 9 million shares of XM Radio stock calculated as of September 30, 2001 is greater than the aggregate market price of the 9 million shares of XM Radio stock calculated as of the closing of the merger, then the aggregate outstanding principal amount of all of the notes will be reduced, on a pro rata basis according to the aggregate outstanding principal amount of each note, by an amount equal to the difference between the two values. The outstanding principal amount of any note will not be reduced to a number less than zero. If the value of the XM Radio shares on September 30, 2001 does not exceed the value of the XM Radio shares as of the closing of the merger, then there will be no adjustment to the outstanding principal amount of any note. If no notes were issued in connection with the merger, then there will be no adjustment to the merger consideration received by the holders of Rare Medium preferred stock. The promissory notes, if issued, will be secured by a pledge and security agreement which provides for a second lien on the assets securing Motient’s remaining guaranteed bank debt.

      MR Acquisition Corp. Shares. At the effective time of the merger, each issued and outstanding share of MR Acquisition Corp. common stock will be converted into and become one fully paid and nonassessable share of Rare Medium common stock.

      Options. At the effective time of the merger, each option to acquire Rare Medium common stock, referred to as the Rare Medium stock options, granted under Rare Medium’s Amended and Restated 1998 Long-Term Incentive Plan, Amended and Restated Nonqualified Stock Option Plan or Amended and Restated Equity Plan for Directors or granted not pursuant to a plan that is outstanding and unexercised immediately prior to the effective time of the merger will become an option to purchase Motient Series A preferred stock. The number of shares of Motient Series A preferred stock subject to each new Motient option will be equal to the number of shares of Rare Medium common stock subject to the Rare Medium stock option multiplied by 0.10, rounding any fractional share down to the nearest whole share. The exercise price per share of Motient Series A preferred stock will be equal to the aggregate exercise price for the shares of Rare Medium common stock subject to the Rare Medium stock options divided by the number of whole shares of Motient Series A preferred stock subject to the new Motient option rounded up to the nearest whole cent.

      If, however, the volume weighted average trading price of Motient common stock equals or exceeds $3.125 per share for each day during a ten consecutive trading day period, triggering an automatic conversion of Motient’s preferred stock under the restated certificate of incorporation of Motient, each Motient stock option that replaces or supersedes a Rare Medium stock option will become, or be replaced by an option to purchase a number of whole shares of Motient common stock equal to the product of the number of shares of Motient Series A preferred stock then subject to the Rare Medium option and the number of shares of Motient common stock issuable upon the automatic conversion with respect to a share of Motient Series A preferred stock (rounding any fractional share down to the nearest whole share), at an exercise price per share equal to the product of the number of shares of Motient Series A preferred stock subject to such Rare Medium stock option and the exercise price per share of such Rare Medium stock option, divided by the number of whole shares of Motient common stock purchasable pursuant to such Rare Medium stock option rounded up to the nearest whole cent.

      The date of grant of each new Motient option will be deemed to be the date on which the corresponding Rare Medium stock option was granted. The original vesting schedule of the Rare Medium stock options will not be affected. In addition, Rare Medium stock options that were incentive stock options will continue to be incentive stock options of Motient.

      Warrants. At the effective time of the merger, Motient will assume each warrant to purchase shares of Rare Medium common stock, referred to as the Rare Medium warrants. Each Rare Medium warrant will:

      (A) become a warrant to purchase a number of whole shares of Motient Series A non-voting preferred stock equal to:

(1) 0.10 multiplied by

(2) the number of shares of Rare Medium common stock for which such Rare Medium warrant was exercisable at the effective time of the merger (and rounding any fractional share down to the nearest whole share), and

(B)	have an exercise price per share equal to:

(1)	the exercise price for the shares of Rare Medium common stock subject to such Rare Medium warrant immediately prior to the effective time of the merger divided by

(2) 0.10.

      If, however, the volume weighted average trading price of Motient common stock equals or exceeds $3.125 per share for each day during a ten consecutive trading day period, triggering an automatic conversion of Motient’s Series A non-voting preferred stock according to the restated certificate of incorporation of Motient, each Motient warrant will:

(A)	become a warrant to purchase a number of whole shares of Motient non-voting common stock equal to the product of the number of shares of Motient non-voting Series A preferred stock then subject to the Motient warrant and the number of shares of Motient non-voting common stock issuable upon the automatic conversion with respect to a share of Motient Series A non-voting preferred stock (rounding any fractional share down to the nearest whole share), and

(B)	have an exercise price per share equal to the product of the number of shares of Motient Series A non-voting preferred stock subject to such Motient warrant and the exercise price per share of such Motient warrant, divided by the number of whole shares of Motient non-voting common stock purchasable pursuant to such Rare Medium warrant, rounded up to the nearest whole cent.

Exchange of Certificates; Fractional Shares

      Exchange of Certificates. EquiServe Trust Company, N.A., or any other bank or trust company subsequently appointed by Motient, will be the exchange agent appointed to handle:

•	the exchange of Rare Medium common stock certificates for Motient Series A preferred stock certificates and the payment of cash for fractional shares of Motient Series A preferred stock; and

•	the exchange of Rare Medium preferred stock certificates for XM Radio stock, the payment of cash, the promissory notes, if necessary, and the payment of cash for fractional shares of XM Radio stock.

      Soon after the closing of the merger, the exchange agent will send a letter of transmittal, which is to be used to exchange Rare Medium stock certificates, to each former Rare Medium stockholder. The letter of transmittal will contain instructions explaining the procedure for surrendering Rare Medium stock certificates.

      Rare Medium stockholders should not return their stock certificates with the enclosed proxy nor should they forward them to the exchange agent unless and until they receive the letter of transmittal, at which time they should forward them only in accordance with the accompanying instructions.

      Holders of Rare Medium common stock who surrender their stock certificates together with a properly completed letter of transmittal will receive stock certificates representing the shares of Motient Series A preferred stock into which their shares of Rare Medium common stock have been converted in the merger. Holders of Rare Medium preferred stock who surrender their stock certificates together with a properly completed letter of transmittal will receive stock certificates representing the shares of XM Radio stock, cash and promissory notes, if necessary, into which those shares of Rare Medium preferred stock have been converted. After the merger, each certificate that previously represented shares of Rare Medium common stock will represent only the right to receive the shares of Motient Series A preferred stock into which those shares of Rare Medium common stock have been converted and any cash, without interest and subject to payment of any withholding taxes, in lieu of fractional shares and each certificate that previously represented shares of Rare Medium preferred stock will represent only the right to receive the shares of XM Radio stock, cash without interest and subject to the payment of withholding taxes, including cash in lieu of fractional shares, and promissory notes into which those shares of Rare Medium preferred stock have been converted.

      If any dividends are paid with respect to the Motient Series A preferred stock, they will not be paid to holders of Rare Medium common stock certificates in respect of the shares of Motient Series A preferred stock into which the Rare Medium common shares represented by those certificates have been converted until the Rare Medium common stock certificates are surrendered to the exchange agent. Dividends, if any are paid, will also not be paid to holders of Rare Medium preferred stock certificates in respect of the shares of XM Radio stock into which the Rare Medium preferred shares represented by those certificates have been converted until the Rare Medium preferred stock certificates are surrendered to the exchange agent. Interest will not be paid to holders of Rare Medium preferred stock certificates in respect of promissory notes into which the Rare Medium preferred shares represented by those certificates have been converted until the Rare Medium preferred stock certificates are surrendered to the exchange agent.

      Fractional Shares. Motient will not issue fractional shares of Motient Series A preferred stock in the merger. For each fractional share that would otherwise be issued, a holder of Rare Medium common stock will receive cash. The exchange agent appointed to handle the exchange of certificates in the merger will determine the excess of the number of full shares of Motient Series A preferred stock delivered as part of the merger over the sum of the number of full shares of Motient Series A preferred stock to be distributed to each holder of Rare Medium common stock. As soon as practicable after the effective time of the merger, the exchange agent will sell these excess shares on the Nasdaq National Market. The sale of the excess shares will be executed on the Nasdaq National Market through one or more member firms of the NASD and will be executed in one hundred share increments to the extent practicable. Motient will pay all commissions, transfer taxes and other out-of-pocket transaction costs of the exchange agent incurred in connection with such sale or sales of excess shares. In addition, Motient will pay the exchange agent’s compensation and expenses in connection with such sale or sales.

      The exchange agent will then determine the portion of the net proceeds from the sale of the excess shares to which each holder of Rare Medium common stock is entitled, if any, by multiplying the net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which a holder of Rare Medium common stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Rare Medium common stock are entitled. After determining the amount of cash to be paid to stockholders otherwise entitled to a fractional share of Motient Series A preferred stock, the exchange agent will pay those amounts.

      In addition, Motient will not transfer fractional shares of XM Radio stock in the merger. For each fractional share that would otherwise be transferred, a holder of Rare Medium preferred stock will receive cash in an amount equal to the fractional share multiplied by the closing price of XM Radio stock on the Nasdaq National Market on the day on which the merger occurs.

Repayment of Debt; Purchase of Loans and Commitments and Assumption of Guarantees by Holders of Preferred Stock of Rare Medium

      Repayment of Motient Credit Facilities; Release of Guarantors. At the closing, all outstanding amounts owed under Motient’s term credit facility will be paid in full and the outstanding amounts owed under Motient’s revolving credit facility will be reduced. The total amount of the repayment will be approximately $28.25 million, of which approximately $25.0 million will be used to repay the term credit facility in full, and approximately $3.25 million will be used to pay down the amounts owed under the revolving credit facility. Motient is required to pay such amounts pursuant to a bank waiver and amendment to the term and revolving credit facilities entered into among Motient, Hughes Electronics Corporation, Baron Capital, Singapore Telecom and the bank lenders under the term and revolving credit facilities. Hughes Electronics, Baron Capital and Singapore Telecom are guarantors of Motient’s obligations under the term and revolving credit facilities. Hughes Electronics and Baron Capital are also shareholders of Motient and have agreed to vote in favor of the transactions contemplated by the merger agreement as described in “—Voting Agreements” below. Baron Capital and Singapore Telecom will be released from their respective guarantee obligations in connection with the purchase by the holders of Rare Medium’s preferred stock of outstanding revolving credit commitments that are guaranteed by Baron Capital and Singapore Telecom and the issuance of new guarantees thereof by one or more persons selected by the holders of the Rare Medium’s preferred stock, which may be their affiliates.

      Immediately prior to closing, Motient will pay all unpaid interest on, and any other fees, claims, indemnifications or other amounts accrued and owing up to and as of the effective time of the merger in respect of all of the tranche B and tranche C loans and commitments under the term and revolving credit facilities.

      Purchase of Revolving Credit Commitments. At the effective time, the holders of preferred stock of Rare Medium or certain of their affiliates or designees will purchase (so long as the aggregate amount does not exceed the aggregate cash payments that the holders of preferred stock of Rare Medium are entitled to in the merger) the principal amount of the tranche B commitments and the tranche C commitments under Motient’s revolving credit facility outstanding immediately prior to the effective time minus an amount equal to the amount by which the tranche B commitments and the tranche C commitments are required to be reduced pursuant to Motient’s bank waiver.

      Issuance of Guarantees. Concurrently with the purchase of revolving credit loans and commitments, the Baron and Singapore Telecom guarantees in respect of the term and credit facilities will terminate and one or more persons selected by the holders of Rare Medium preferred stock, which may be their affiliates, will guarantee the remaining obligations purchased by the holders of Rare Medium preferred stock or their affiliates or designees under the revolving credit facility.

Effective Time

      The merger will occur as soon as practicable, and in any event within five business days, after the satisfaction or waiver of all of the conditions to closing set forth in Article VII of the merger agreement. On the day the merger occurs, Motient, MR Acquisition Corp. and Rare Medium will file a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the merger will be the date and time of such filing. If the merger is not consummated by November 15, 2001, the merger agreement may be terminated by either Motient or Rare Medium, unless the failure to consummate the merger by this date is due to the breach by the party seeking to terminate the merger agreement of any of its obligations under the merger agreement. See “—Conditions to Consummation of the Merger” for more information on these obligations.

Representations and Warranties

      The merger agreement contains various representations and warranties of Rare Medium and Motient.

      Representations and Warranties of Rare Medium. The merger agreement contains representations and warranties of Rare Medium regarding, among other things:

•	the corporate existence of Rare Medium and similar corporate matters;

•	authorization, execution, delivery and performance of and required governmental authorization relating to, the merger agreement and related documents;

•	noncontravention of organizational and formation documents of Rare Medium, applicable law, material agreements of Rare Medium and matters that would cause the imposition of a lien on the assets of Rare Medium;

•	capital structure;

•	subsidiaries;

•	documents filed with the SEC and the accuracy of information contained in such documents;

•	the audited consolidated financial statements of Rare Medium and the absence of undisclosed liabilities;

•	the accuracy of information supplied in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of undisclosed events that would constitute a material adverse change since December 31, 2000;

•	outstanding and pending material legal proceedings, injunctions and judgments;

•	material contracts and compliance with the terms of these contracts;

•	guarantees and liabilities, commitments requiring payments on a change of control and government contracts;

•	the filing and accuracy of tax returns, the payment of applicable taxes and other tax matters;

•	employee benefit plans and related matters;

•	compliance with laws;

•	title to properties;

•	title to intellectual property, the absence of infringement on intellectual property rights of others and other intellectual property matters;

•	environmental compliance and other environmental matters;

•	the receipt by Rare Medium from its financial advisor of a written opinion regarding the fairness to the holders of Rare Medium common stock, other than certain affiliates of the holders of Rare Medium preferred stock, from a financial point of view, of the consideration to be received by them in the merger;

•	stockholder and board approval of the merger;

•	exemption of the merger from Section 203 of the Delaware General Corporation Law;

•	absence of certain agreements that would restrict Rare Medium or its subsidiaries from engaging in any line of business;

•	foreign currency exposure;

•	insurance;

•	customers, distributors and suppliers;

•	compliance with the Foreign Corrupt Practices Act of 1977, laws related to gifts and contributions and laws related to the regulation of exports;

•	Rule 145 affiliates; and

•	current cash reserves and indebtedness.

      The foregoing representations and warranties will not survive the effective time of the merger.

      Representations and Warranties of Motient. The merger agreement contains representations and warranties of Motient regarding, among other things:

•	the corporate existence of Motient and similar corporate matters;

•	authorization, execution, delivery and performance of and required governmental authorization relating to the merger agreement and related documents by each of Motient and MR Acquisition Corp.;

•	noncontravention of organizational and formation documents of Motient, applicable law, material agreements of Motient and matters that would cause the imposition of a lien on the assets of Motient;

•	capital structure;

•	subsidiaries;

•	documents filed with the SEC and the accuracy of information contained in such documents;

•	the audited consolidated financial statements of Motient and the absence of undisclosed liabilities;

•	the accuracy of information supplied in connection with the joint proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of undisclosed events that would constitute material adverse changes since December 31, 2000;

•	outstanding and pending material legal proceedings, injunctions and judgments;

•	material contracts and compliance with the terms of these contracts;

•	guarantees and liabilities, commitments requiring payments on a change of control and government contracts;

•	the filing and accuracy of tax returns, the payment of applicable taxes and other tax matters;

•	employee benefit plans and related matters;

•	compliance with laws;

•	title to properties;

•	title to intellectual property, the absence of infringement on intellectual property rights of others and other intellectual property matters;

•	environmental compliance and other environmental matters;

•	the receipt by Motient from its financial advisor of a written opinion regarding the fairness to Motient of the merger consideration;

•	stockholder and board approval of the merger;

•	insurance;

•	exemption of the merger from Section 203 of the Delaware General Corporation Law;

•	absence of certain agreements which would restrict Motient or its subsidiaries from engaging or competing in any line of business in any location;

•	customers, distributors and suppliers;

•	the absence of indebtedness; and

•	information regarding XM Radio, Mobile Satellite Ventures LLC and MR Acquisition Corp.

      The foregoing representations and warranties will not survive the effective time of the merger.

Conduct of Business of Rare Medium and Motient Pending the Merger

      Conduct of Business of Rare Medium. Under the merger agreement, Rare Medium has agreed that it will, and cause its subsidiaries to, (1) carry on its and their respective businesses only in the ordinary course of business and (2) use reasonable best efforts to preserve intact business organization and assets, maintain rights and franchises, retain the services of their officers and key employees and maintain business relationships and keep in effect liability insurance. In addition, Rare Medium has agreed that, except as expressly contemplated by the merger agreement or as consented to in writing by Motient, it will not, and will cause each of its subsidiaries not to:

•	except for the issuance of options to purchase up to 100,000 shares of Rare Medium common stock and, with the prior consent of Motient, the payment of certain retention bonuses and the issuance of restricted shares for retaining employees, (1) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, except for increases or bonuses required by law or in the ordinary course of business to employees who are not directors or officers, (2) grant any severance or termination pay to any director, officer or employee, except for normal severance practices or existing agreements in effect on the date of the merger agreement, or enter into any employment agreement, change of control agreement or other similar agreement with any director, officer or employee, (3) establish, adopt, enter into or amend any benefit plan or arrangement, except as may be required to comply with applicable law, (4) pay any material benefits not provided for under any benefit plan or arrangement, (5) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan or arrangement, including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plan or arrangement or agreement or awards made under the benefit plans, arrangements or agreements, except for grants in the ordinary course of business or as required under existing agreements or (6) take any action to fund or in any other way secure the payment of compensation or benefits under any agreement, except as required under existing agreements;

•	declare, set aside or pay any dividend on, or make any distribution in respect of, outstanding shares of capital stock, other than dividends or other distributions declared or paid by a wholly-owned subsidiary to its parent or another wholly-owned subsidiary and other than non-cash dividends required to be paid on shares of Rare Medium preferred stock;

•	(1) redeem, purchase or otherwise acquire any Rare Medium stock or any securities convertible into Rare Medium stock, (2) effect any reorganization or recapitalization, or (3) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in substitution for shares of its capital stock;

•	except (1) upon the exercise of Rare Medium stock options, (2) for the issuance of options to purchase up to 100,000 shares of Rare Medium common stock as permitted above and (3) for the payments of non-cash dividends required by the terms of the Rare Medium preferred stock, issue, deliver, award, grant or sell, or authorize the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock, including shares held in treasury, any securities convertible into any shares, or any rights, warrants or options to acquire any such shares, or amend or otherwise modify the terms of any such rights, warrants or options the effect of which will be to make such terms more favorable to the holders thereof;

•	except as contemplated by existing agreements in effect on the date of the merger agreement, acquire or agree to acquire, any business or any corporation, partnership, association or other business organization or division, or otherwise acquire or agree to acquire any assets of any other person, other than in the ordinary course of business consistent with past practices, and other than assets received in respect of the transfer or other disposition of assets or debt, equity or other investments or interests in any portfolio company as otherwise permitted by the merger agreement;

•	sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any encumbrance or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any encumbrance or dispose of, any of its assets (other than cash expenditures permitted by the merger agreement), except for (1) dispositions of immaterial assets not in excess of $500,000, (2) sales of items of a nature reflected on Rare Medium’s balance sheet as cash equivalents or short-term investments for fair market value in exchange for cash, cash equivalents or other short-term investments, and (3) dispositions of investments in, capital stock of, securities of or loans to, the Rare Medium portfolio companies not in excess of $500,000;

•	adopt any amendments to articles or certificates of incorporation, bylaws or other comparable organizational documents;

•	make or rescind any material election relating to taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or elect to change any of its methods of reporting income or deductions for federal income tax purposes from those employed for the taxable year ended December 31, 2000;

•	make or agree to make any new capital expenditure or expenditures which are not included in Rare Medium’s 2001 capital budget that do not exceed $50,000 individually or $500,000 in the aggregate;

•	except for capital investments or expenditures in, or capital contributions or loans to, the Rare Medium portfolio companies which do not exceed $500,000, (1) incur any indebtedness for borrowed money or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Rare Medium or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any agreement having the economic effect of the above, except, in each case, (A) for short-term borrowings in the ordinary course of business, and (B) for installments of funds provided by a certain corporation existing on the date of the merger agreement pursuant to Rare Medium’s financing arrangements with such corporation as in effect on the date of the merger agreement, or (2) make any loans, advances or capital contributions to, or investments in, any other person other than (A) intragroup loans, advances, capital contributions or investments between or among Rare Medium and (x) Rare Medium, Inc., Friedland Jacobs Communications, Inc. and Live Market, Inc., except that Rare Medium will give timely notice and a description of the use of proceeds other than to satisfy lease obligations in the ordinary course of business, with respect to any loans, advances, capital contributions in or investments in Live Market, Inc. which will not exceed $1,000,000 in the aggregate) and (y) its other wholly-owned subsidiaries to the extent necessary to satisfy outstanding rent obligations, (B) loans to employees in the ordinary course of business, (C) the extension of credit to customers of Rare Medium or any its subsidiaries in the ordinary course of business and (D) except for the transactions contemplated by the note purchase documents;

•	pay, discharge, settle or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business or in accordance with the terms of liabilities reflected in Rare Medium’s most recent financial statement, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which Rare Medium or any of its subsidiaries is a party;

•	except in the ordinary course of business (excluding arrangements (A) between Rare Medium or its subsidiaries and their respective affiliates or any Rare Medium portfolio company with respect to payments for services and (B) in which Rare Medium or its subsidiaries accepts equity securities of the customer) pay, discharge, settle or satisfy any dispute with a customer or agree to reduce the amount owed by a customer or accept something instead of full payment owed by a customer, in each case involving a dispute amount more than $250,000;

•	delay or postpone the payments of accounts payable and amounts owed by Rare Medium to third parties, except for delays or postponements in good faith due to bona fide disputes and except for immaterial delays or postponements;

•	forgive any loans owed to Rare Medium, except for the loans made by Rare Medium or any its subsidiaries to any Rare Medium portfolio companies, in effect on the date of the merger agreement;

•	enter into any agreement which involves payments by Rare Medium or any its subsidiaries in excess of $500,000 in any 12 month period;

•	except in the ordinary course of business consistent with past practices, waive, release or assign any rights or claims, or modify, amend or terminate any agreement to which Rare Medium or any its subsidiaries is a party;

•	make any change in any accounting method or accounting practice or policy other than as required by GAAP or a governmental entity;

•	except as permitted in the merger agreement, take any action to exempt or make any person or action not subject to applicable anti-takeover or similar statute or regulation;

•	permit the conversion of any Rare Medium preferred stock into Rare Medium common stock or permit the exercise of any Rare Medium warrant; or

•	authorize, or commit or agree to do any of the actions described above.

      Conduct of Business of Motient. Under the merger agreement, except with respect to Mobile Satellite Ventures LLC and except for a proposed restructuring relating to certain satellite assets held by a Motient subsidiary, Motient will and will cause its subsidiaries to (1) carry on its and their respective businesses only in the ordinary course of business and (2) use reasonable best efforts to preserve intact business organization and assets, maintain rights and franchises, retain the services of its officers and key employees and maintain business relationships and keep in full force and effect liability insurance as currently maintained. In addition, Motient has agreed it will not, and will cause each of its subsidiaries not to, among other things:

•	except for the issuance of Motient options to purchase up to 100,000 shares of Motient common stock and, with the prior consent of Rare Medium, the payment of certain retention bonuses and the issuance of restricted shares for retaining employees (1) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, except for increases or bonuses required by law or in the ordinary course of business to employees who are not directors or officers, (2) grant any severance or termination pay to any director, officer or employee (except for normal severance practices or existing agreements in effect on the date of the merger agreement), or enter into any employment agreement, change of control agreement or other similar agreement with any director, officer or employee, (3) establish, adopt, enter into or amend any benefit plan or arrangement, except as may be required to comply with applicable law, (4) pay any material benefits not provided for under any benefit plan or arrangement, (5) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan or arrangement (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plan or arrangement or agreement or awards made under the benefit plans, arrangements or agreements), except for grants in the ordinary course of business or as required under existing agreements or (6) take any action to fund or in any other way secure the payment of compensation or benefits under any agreement, except as required under existing agreements;

•	declare, set aside or pay any dividend on, or make any distribution in respect of, outstanding shares of capital stock, other than dividends or other distributions declared or paid by a wholly owned subsidiary to its parent;

•	redeem, purchase or otherwise acquire Motient stock or any securities convertible into Motient stock;

•	effect any reorganization or recapitalization;

•	split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in substitution for shares of its capital stock;

•	except (1) upon the exercise of Motient stock options or Motient warrants, (2) for the issuance of options to purchase 100,000 shares of Motient common stock as permitted above, issue, deliver, award, grant or sell, or authorize the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into any shares, or any rights, warrants or options the effect of which will be to make such terms more favorable to the holders thereof;

•	except as contemplated by certain existing agreements in effect on the date of the merger agreement, acquire or agree to acquire any business or any corporation, partnership, association or other business organization or division, or otherwise acquire or agree to acquire any assets of any other person, other than in the ordinary course of business;

•	except for the sale of up to 1 million shares of XM Radio stock, (1) sell, lease, exchange, mortgage, pledge, transfer, encumber, dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer, encumber, any of its assets or any shares of its capital stock or any XM Radio stock or any security or other right that represents the right to acquire or receive, directly or indirectly, any capital stock of Motient or XM Radio, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any capital stock of Motient or XM Radio, whether any such transaction described in (1) or (2) above is to be settled by delivery of capital stock or such other securities or other rights, in cash or otherwise, and in the case of (1) and (2), except for (A) dispositions of an immaterial amount of assets not in excess of $500,000 in the aggregate and (B) sales of items of a nature reflected on Motient’s balance sheet as cash equivalents or short term investments for fair market value in exchange for cash, cash equivalents or other short term investments;

•	adopt any amendments to articles or certificates of incorporation, bylaws or other comparable organizational documents, other than the adoption of Motient’s restated certificate of incorporation as part of the merger transaction;

•	make or rescind any material election relating to taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or elect to change any of its methods of reporting income or deductions for federal income tax purposes from those employed for the taxable year ended December 31, 2000;

•	make or agree to make any new capital expenditure or expenditures which are not included in Motient’s 2001 capital budget and that do not exceed $50,000 individually or $500,000 in the aggregate;

•	(1) incur any indebtedness for borrowed money, except for the transactions contemplated by the note purchase documents, or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Motient or any Motient subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any agreement having the economic effect of the above, except for short-term borrowings incurred in the ordinary course of business, or (2) make any loans, advances or capital contributions to, or investments in, any other person other than intragroup loans, advances, capital contributions or investments between or among Motient and any of its wholly owned subsidiaries and other than (A) the extension of credit to customers of Motient or any Motient subsidiary in the ordinary course of business, (B) intragroup loans, advances, capital contributions or investments between or among Motient and any wholly owned Motient subsidiary and (C) loans to employees in the ordinary course of business;

•	pay, discharge, settle or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business or in accordance with the terms of liabilities reflected in Motient’s most recent financial statement, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreements to which Motient or any of its subsidiaries is a party or take any action that would adversely affect Motient’s ability to repay or redeem the discrepancy notes;

•	other than in the ordinary course of business (excluding arrangements (A) between Motient or any Motient subsidiary and their respective affiliates with respect to payments for services and (B) in which Motient or any Motient subsidiary accepts equity securities of the customer in lieu of payments) pay, discharge, settle or satisfy any dispute with a customer or agree to reduce the amount owed by a customer or accept something instead of full payment owed by a customer, in each case involving a dispute amount more than $250,000;

•	forgive any loans owed to Motient or any Motient subsidiary;

•	except in the ordinary course of business, waive, release or assign any rights or claims, or modify, amend or terminate any agreement to which Motient or any Motient subsidiary is a party;

•	amend, alter, repeal or otherwise modify, or waive any right or obligation under, any consents, releases, waivers or other instrument obtained from banks or guarantors under Motient’s term credit agreement or revolving credit agreement which would materially affect Motient’s ability to complete the merger, would reasonably be expected to have a material adverse effect or would require a repayment of indebtedness or would adversely affect the economics of the merger for Rare Medium, the holders of Rare Medium preferred stock, the new lenders or the new guarantors under the merger agreement;

•	enter into any agreement which involves payments by Motient or any Motient subsidiary in excess of $500,000 in any 12 month period;

•	make any change in any accounting method or accounting practice or policy other than as required by GAAP or a governmental entity;

•	vote in favor of, or consent to, the amendment, alteration, repeal or other modification of any provision of (1) the amended and restated asset sale agreement dated January 8, 2001 between Motient Services Inc. and Mobile Satellite Ventures LLC, which would reasonably be expected to reduce the combined value of the Motient’s interests in Mobile Satellite Ventures LLC and Motient Services Inc. or (2) the amended and restated shareholders agreement, dated as of August 8, 2000, by and among XM Radio, Motient and other parties;

•	except as permitted by the merger agreement, take any action to exempt or make any person or action not subject to applicable anti-takeover or similar statutes or regulations; or

•	authorize, or commit or agree to do any of the actions described above.

      Additional Covenants. Motient and Rare Medium have further agreed:

•	not to, and not to permit any of their affiliates to, knowingly take any action that could result in their respective representations and warranties becoming untrue or the failure of the other party to comply with covenants or conditions of the merger not being satisfied;

•	that for as long as the merger agreement is in effect, each party will, and will cause its subsidiaries to, allow the other party and its representatives reasonable access, during normal business hours, upon reasonable advance notice, to their properties, agreements, books, records and personnel and to furnish promptly all other information concerning their businesses, operations, prospects, conditions, assets, liabilities and personnel as reasonably requested; and

•	that for as long as the merger agreement is in effect, each party agrees to discuss in good faith with the other party the occurrence of any material developments concerning their respective businesses and assets.

      Notice Requirements. Rare Medium has further agreed that for as long as the merger agreement is in effect, it will provide Motient written notice of the following events:

•	receipt of written notice of any lawsuit against Rare Medium or any of its subsidiaries reasonably expected to result in monetary damages in excess of $100,000 or any material restriction on its business or operations or any of its subsidiaries;

•	receipt of written notice by any of its lenders of a demand for refund or other request for repayment of any amounts advanced to Rare Medium; and

•	receipt of written notice of a material default under any contract which involves payments by or to Rare Medium or any of its subsidiaries of at least $1.0 million per year.

      Beginning with the month of June 2001 and for as long as the merger agreement is in effect, Rare Medium will, following the end of each month prior to closing, provide a written report to Motient with the following information:

•	its cash reserves;

•	the material terms of any contract entered into by Rare Medium or any of its subsidiaries, and not previously disclosed to Motient, which involves payments in excess of $500,000 in any 12 month period;

•	the cash received by Rare Medium during the month of such report;

•	any material developments with respect to the installment of funds provided to Rare Medium by a certain lender of Rare Medium;

•	the resignation of any executive officer or senior manager-level employee;

•	written notice by any landlord of a late payment under any lease for real property; and

•	any forgiveness or reduction of debt or account receivable in excess of $250,000.

      For so long as the merger agreement is in effect, Rare Medium will furnish to Motient, within 30 days after the end of each fiscal month prior to closing, an unaudited consolidated balance sheet of Rare Medium as of the end of such fiscal month and the unaudited monthly consolidated statements of operations, stockholders’ equity and cash flows.

      For so long as the merger agreement is in effect, Motient will provide Rare Medium written notice of the following events:

•	the receipt by Motient of written notice of any lawsuit against Motient or any of its subsidiaries reasonably expected to result in monetary damages in excess of $100,000 or any material restriction on the business or operations of Motient or any of its subsidiaries;

•	receipt of written notice by any of Motient’s lenders of a demand for refund or other request for repayment of any amounts advanced to Motient;

•	receipt of written notice of a material default under any contract that involves payment by or to Motient or any of its subsidiaries of at least $1,000,000 a year; and

•	a proposed amendment, alteration, repeal, modification, or waiver from any banks or guarantor under Motient’s term credit agreement or revolving credit agreement.

      Beginning with the month of June 2001 and for so long as the merger agreement is in effect, Motient will, following the end of each month prior to closing, provide a written report to Rare Medium with the following information:

•	its cash reserves;

•	the material terms of any contract not previously disclosed to Rare Medium entered into by Motient or any of its subsidiaries which involves payments in excess of $500,000 in any 12 month period;

•	the cash received by Motient during the month of such report;

•	monthly subscriber information, including number of subscribers and average revenues per user;

•	the resignation of any executive officer or senior manager-level employee;

•	written notice by any landlord of a late payment under any lease for real property; and

•	any forgiveness or reduction of debt or account receivable in excess of $250,000.

      For so long as the merger agreement is in effect, Motient will furnish to Rare Medium within 30 days after the end of each fiscal month prior to closing, an unaudited monthly consolidated balance sheet of Motient as of the end of such fiscal month and the related unaudited monthly consolidated statements of operations, stockholders’ equity and cash flows.

No Solicitation

      Rare Medium No Solicitation. Rare Medium will, and will use its best efforts to cause its directors, officers, employees, agents, investment bankers, financial advisors, attorneys, accountants and other representatives and its subsidiaries and their representatives to, cease any discussions or negotiations with any third-party with respect to a competing transaction (as defined below). Rare Medium will not, and will direct and use its best efforts to cause its representatives, each of its subsidiaries and each of their representatives not to:

(1)	initiate, solicit or encourage, or facilitate, any inquiries or the making of any proposal which could lead to any competing transaction;

(2)	participate in any discussions or negotiations regarding a competing transaction, or furnish information regarding a competing transaction, or facilitate a competing transaction;

(3)	grant any waiver or release under any standstill or similar agreement presently in effect; or

(4)	agree to approve or endorse any competing transaction.

      Motient No Solicitation. Motient and MR Acquisition Corp. will use their best efforts to cause their directors, officers, employees, agents, investment bankers, financial advisors, attorneys, accountants and other representatives and the other Motient subsidiaries and their representatives to, cease any discussions or negotiations with any third party with respect to a competing transaction. Motient and MR Acquisition Corp. will not, and will direct and use their best efforts to cause their representatives and the other Motient subsidiaries and each of their representatives not to:

(1)	initiate, solicit or encourage, or facilitate, any inquiries or the making of any proposal which could lead to any competing transaction;

(2)	participate in any discussions or negotiations regarding a competing transaction or furnish information regarding a competing transaction, or facilitate a competing transaction;

(3)	grant any waiver or release under any standstill or similar agreement presently in effect; or

(4)	agree to or endorse any competing transaction.

      Each party to the merger agreement will (1) notify the other parties, within one business day, and in writing if any inquiries or proposals regarding a competing transaction are received by the party, or, to its knowledge, by any of the party’s representatives, (2) include in such notice the identity of the person making the inquiry or proposal, the material terms of the inquiry or proposal and, if in writing, will promptly deliver or cause to be delivered a copy of the inquiry or proposal, along with all other documentation and related correspondence, and (3) keep the other parties informed, on a current basis, of the nature of any inquiries and the status and terms of any proposals, including any amendments or proposed amendments.

      For purposes of the merger agreement, a “competing transaction” will mean the following with respect to Motient or Rare Medium, other than the transactions contemplated by the merger agreement and excluding any Rare Medium portfolio company:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of a person or any of its subsidiaries, or the issuance of 15% or more of the outstanding voting securities of a person or any of its subsidiaries in a single transaction or series of transactions;

•	any tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of a person or any of its subsidiaries, or the filing of a registration statement under the Securities Act in connection with the tender offer or exchange offer;

•	any person, other than Motient or Rare Medium, will have acquired beneficial ownership of, or the right to acquire beneficial ownership of, or any “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934) will have been formed after the date of the merger agreement which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding shares of capital stock of a person; or

•	any agreement to, or public announcement by Motient, Rare Medium or any other person of, a proposal, plan or intention to do any of the above.

      The merger agreement permits Motient and Rare Medium, prior to the stockholder meetings, to enter into negotiations regarding an unsolicited written bona fide inquiry or proposal for a competing transaction which involves a merger or other similar transactions or the acquisition of more than 75% of the outstanding common stock of such company. Before entering into these negotiations, however,

(1)	the party must enter into a confidentiality agreement with the person making the inquiry or proposal;

(2)	the party’s board of directors must determine in good faith, after consultation with independent financial advisors, that the competing would result in a more favorable transaction to the holders of such party’s common stock, which transaction is referred to as a “superior proposal”);

(3)	the party’s board of directors must determine, after consultation with independent financial advisors, that such person has the financial ability to consummate the superior proposal;

(4)	the party’s board of directors must determine in good faith, after consultation with independent legal counsel, that to enter into negotiations regarding a superior proposal is appropriate in order for the board to comply with its fiduciary duties to the party’s stockholders; and

(5)	the party must have complied with the nonsolicitation provisions of the merger agreement.

      The merger agreement also permits Motient and Rare Medium to comply with Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934 and to publicly disclose the existence of any competing transaction as required by law.

      In the event that either party has received a superior proposal, the board of directors of such party may withdraw its recommendation in favor of the merger agreement and recommend the superior proposal to its stockholders. Before doing so, however, the board must have (1) complied with the nonsolicitation provisions of the merger agreement, (2) provided the other party at least four business days’ prior written notice and (3) in the event that the other party has made a counterproposal during that four-day period, determined in good faith, after consultation with independent financial advisors, that the counterproposal is not at least as favorable as the superior proposal.

      In the event that either party has elected to engage in negotiations or to furnish information to any person regarding a superior proposal, Motient and Rare Medium have agreed to give the other party at least two business days’ prior written notice before engaging in such negotiations or furnishing such information.

Exchange Rights

      Until the termination of the merger agreement, Rare Medium has agreed that it will not, prior to September 4, 2001, exercise any of its rights under the note purchase agreement to exchange the notes for XM Radio stock unless Motient either materially breaches the merger agreement or elects to prepay all or any portion of any notes.

Employee Benefits

      Following the effective time of the merger, Motient will provide to those individuals who were employees of Rare Medium or any of its subsidiaries immediately prior to the effective time employee plans and programs which provide benefits that, taken as a whole, are no less favorable than either (1) those previously provided to those employees or (2) those provided to comparable Motient employees, as Motient may elect, and will allow Rare Medium’s employees to participate in Motient’s 401(k). Motient is not required to provide benefits on a change of control, options or other incentives comparable to those provided by Rare Medium. Service accrued by employees during employment with Rare Medium or any of its subsidiaries prior to the effective time will be recognized for all purposes as service rendered to Motient and its subsidiaries and successors.

      Motient will honor all employee benefit plans of Rare Medium, however, Motient will be permitted to amend or terminate any employee benefit plan of Rare Medium in accordance with its terms.

      With respect to any welfare plans in which Rare Medium employees are eligible to participate after the effective time, Motient will waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees of Rare Medium and Motient will provide each such employee with credit for any co-payments and deductibles paid prior to the effective time in satisfying any applicable deductible or out-of-pocket requirements.

      Motient acknowledges that the consummation of the transactions contemplated by the merger agreement will cause a “change of control” to occur under certain employment arrangements with employees of Rare Medium. Motient agrees to honor the terms of such agreements, subject to amendments to such agreements as may be mutually agreed upon by Motient and the individual that is a party to each such agreement.

Covenants Relating to XM Radio

      Until the merger is complete, Motient will not, and will not permit any of its subsidiaries, except as expressly provided in the merger agreement or the note purchase documents, to:

•	permit any new encumbrances on its shares of XM Radio stock;

•	subject any of its XM Radio stock to any limitations or restrictions, sell, transfer, assign or otherwise dispose of any of its XM Radio stock or grant any option, right or interest in its XM Radio Stock; or

•	enter into any swap, participation or other arrangement that transfers to another any of the economic consequences of ownership of any of its XM Radio stock.

      If the following could render the conditions to the closing of the merger incapable of satisfaction, Motient will not or will not agree to:

•	exercise voting powers or other rights with respect to its XM Radio stock;

•	consent to or approve, or withhold consent or approval of, the amendment, alteration, supplement, repeal or any other modification or any action to be taken with respect to its XM Radio stock or any documents relating to its ownership of XM Radio stock; or

•	waive or otherwise not exercise any right, remedy, power, privilege or obligation under, or with respect to, any of its XM Radio stock or any documents relating to its ownership of XM Radio stock.

      Rare Medium agrees that for as long as the merger agreement is in effect, in the event it becomes the beneficial owner of, or acquires any voting or other rights with respect to Motient’s XM Radio stock pursuant to the note purchase documents, it will comply with each of the above covenants.

      Motient agrees to take all actions to ensure it will be able to deliver 9 million shares of XM Radio stock to the holders of Rare Medium preferred stock at the effective time.

Additional Agreements

      The parties have agreed:

•	to hold stockholder meetings to approve the merger agreement and all transactions contemplated by the merger agreement and to use their respective best efforts to solicit stockholder approval; and

•	to use their reasonable best efforts to promptly make all filings under applicable laws and to obtain all material authorizations, permits, consents and approvals to complete the merger.

Additional Agreements of Rare Medium

      Rare Medium has agreed to:

•	use its reasonable best efforts to obtain affiliate agreements from each of its affiliates; and

•	reimburse the holders of its preferred stock for their transaction expenses in connection with the merger.

Directors’ and Officers’ Insurance and Indemnification

      For a six-year period following the effective time, the surviving corporation will indemnify and hold harmless the individuals who, on or prior to the effective time, were officers and directors of Rare Medium or any of its subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of Rare Medium or any of its subsidiaries at any time on or prior to the effective time, to the fullest extent that a corporation can indemnify its directors and officers in accordance with Delaware law. After the effective time, the surviving corporation will advance indemnifiable expenses to any such person upon receipt of an undertaking by such person to repay such expenses if it is determined that such person is not entitled to indemnification.

      For a period of six years after the effective time, the surviving corporation will maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by Rare Medium’s directors’ and officers’ liability insurance on terms comparable to those now applicable to directors and officers of Rare Medium. In no event, however, will the surviving corporation be required to expend in excess of 150% of the annual premium currently paid by Rare Medium for such coverage and if the premium for such coverage exceeds such amount, the surviving corporation will purchase a policy with the greatest coverage available for such 150% of the annual premium.

Employee Plans

      Immediately prior to the closing of the merger, to the extent practicable, Rare Medium will contribute all employee deferrals and any related matching or other employer contributions to its 401(k) plans. After the effective time, and following Rare Medium’s termination of its 401(k) plans, Motient will use its reasonable best efforts to take actions to distribute and transfer assets from Rare Medium’s 401(k) plans to Motient’s 401(k) plans without affecting the qualified status of Motient’s 401(k) plans. All of Rare Medium’s self-insured medical plans will be fully funded through the closing date.

Exemption from Liability Under Section 16(b) of the Securities Exchange Act

      If Rare Medium delivers accurate information to Motient with regard to the equity securities deemed to be beneficially held by Rare Medium insiders and expected to be exchanged for Motient securities in the merger, the Motient board of directors, or a committee of non-employee directors, will adopt a resolution in advance of the effective time providing that the receipt by Rare Medium insiders of Motient securities in the merger is intended to be exempt from liability under Rule 16b-3 under the Exchange Act.

Conditions To Consummation of the Merger

      Conditions to Each Party’s Obligation to Effect the Merger. Each party’s obligation to effect the merger is subject to satisfaction or waiver of the following conditions:

•	the registration statement, of which this joint proxy statement/prospectus forms a part, will have been declared effective (without stop orders or SEC proceedings);

•	Motient will have received all other material federal or state securities authorizations to issue the securities contemplated by the merger agreement;

•	the requisite approvals of the stockholders will have been obtained;

•	no governmental entity will have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other order which prevents the merger;

•	the applicable waiting periods under the antitrust laws will have expired or been terminated;

•	the shares of Motient Series A preferred stock will have been approved for listing on the Nasdaq National Market; and

•	Motient will have obtained the consents and approvals of its lenders and guarantors under its term and revolving credit facilities.

      Conditions to the Obligations of Motient and MR Acquisition Corp. to Effect the Merger. The obligation of Motient and MR Acquisition Corp. to effect the merger is subject to satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Rare Medium will be true and correct in all material respects at the effective time, except where the failure to be true and correct would not constitute a material adverse effect on Rare Medium;

•	Rare Medium will have performed or complied in all material respects with all agreements and covenants required by the merger agreement;

•	Motient will have received a certificate of the chief executive officer and principal financial officer of Rare Medium as to certain net asset tests to be satisfied by Rare Medium; and

•	the holders of Rare Medium preferred stock or certain of their affiliates have purchased the appropriate amount of the outstanding loans and commitments under Motient’s revolving credit facility.

      Conditions to the Obligations of Rare Medium to Effect the Merger. The obligation of Rare Medium to effect the merger is subject to satisfaction or waiver of the following additional conditions:

•	the representations and warranties of Motient and MR Acquisition Corp. will be true and correct in all material respects at the effective time, except where the failure to be true and correct would not constitute a material adverse effect on Motient;

•	Rare Medium will have performed or complied in all material respects with all agreements and covenants required by the merger agreement; and

•	the filing of Motient’s restated certificate of incorporation will have been accepted by the Secretary of State of the State of Delaware.

      Additional Conditions to Effect the Merger. The consummation of the merger is also subject to the satisfaction of the following conditions, which may be waived solely with the written consent of the holders Rare Medium preferred stock:

•	if applicable, the promissory notes payable to the holders of Rare Medium preferred stock will have been duly authorized, executed and delivered by Motient and Motient will have received all consents, approvals, amendments, waivers, authorizations or other agreements from all other persons, including any governmental entities, necessary or desirable for Motient to incur the indebtedness represented by the notes;

•	Motient and each other party will have duly authorized, executed and delivered the documents relating to the purchase by the holders of Rare Medium preferred stock of Motient’s indebtedness and the issuance of new guarantees to replace the Baron Capital and Singapore Telecom guarantees;

•	the representations and warranties of Motient relating to information pertaining to XM Radio as well as any representations and warranties of Motient contained in any promissory notes issued to the holders of Rare Medium preferred stock and documents relating to the holders of Rare Medium preferred stock’s purchase of Motient’s indebtedness will be true and correct in all material respects;

•	no XM Radio shares delivered to the holder of Rare Medium preferred stock will be encumbered and the holders of Rare Medium preferred stock will have valid title to those shares;

•	the Amended and Restated Shareholders Agreement, dated as of August 8, 2000, among XM Radio and certain of its stockholders shall have been amended to permit the transfer of 9 million shares of XM Radio stock to the holders of Rare Medium preferred stock without any limitations or restrictions and confirm that certain provisions of the shareholders agreement apply only to Motient and not to the holders of Rare Medium preferred stock;

•	Motient will have taken all actions necessary to transfer one of its demand registration rights and a pro-rata portion of all of its other registration rights related to the 9 million shares of XM Radio stock to the holders of the Rare Medium preferred stock;

•	Motient, MR Acquisition Corp. and Rare Medium will have complied with certain covenants relating to XM Radio shares and the payment of the expenses incurred by the holders of Rare Medium preferred stock;

•	shares of XM Radio stock will be consistently trading at a price of at least $4.00 per share;

•	Motient will have delivered an officer’s certificate concerning satisfaction of the above conditions and the holders of Rare Medium preferred stock will have received an opinion of special counsel to Motient relating to the Motient promissory notes, if applicable;

•	the registration rights agreement between Motient and the holders of Rare Medium preferred stock will be in full force and effect; and

•	any applicable waiting periods under the antitrust laws with respect to the delivery of the XM Radio shares to the holders of Rare Medium preferred stock will have expired or been terminated.

Termination of the Merger Agreement

      The merger agreement may be terminated at any time prior to the effective time of the merger, even if the stockholders of each of Motient, MR Acquisition Corp. and Rare Medium have approved each of the items relating to the merger agreement, as follows:

•	by mutual written consent of Motient and Rare Medium;

•	by either Motient or Rare Medium if the merger has not been consummated by November 15, 2001, but only if the party wishing to terminate has not caused the delayed closing of the merger;

•	by either Motient or Rare Medium if there is any law or regulation that makes consummation of the merger illegal or prohibited;

•	by either Motient or Rare Medium if the Motient stockholders fail to approve (1) the amended and restated certificate of incorporation of Motient or (2) the authorization or issuance of Motient securities to be issued in the merger;

•	by either Motient or Rare Medium if the holders of Rare Medium common stock do not approve the merger agreement;

•	by Motient if Rare Medium’s board of directors withdraws or alters its recommendation to the Rare Medium stockholders to adopt the merger agreement or recommends any superior proposal for Rare Medium to the stockholders;

•	by Motient if Rare Medium or any of its subsidiaries commits a willful and material breach of any nonsolicitation provision of the merger agreement;

•	by Motient if following the announcement or receipt of a proposal for a competing transaction for Rare Medium, Rare Medium fails to hold a stockholders meeting to approve the merger agreement;

•	by Motient if a breach of any representation, warranty, covenant or agreement by Rare Medium has occurred that would cause certain conditions precedent to the merger not to be satisfied and to be incapable of satisfaction before November 15, 2001;

•	by Rare Medium if Motient’s board of directors withdraws or alters its recommendation to the stockholders of Motient to adopt the merger agreement or recommends any superior proposal for Motient to the stockholders;

•	by Rare Medium if Motient commits a willful and material breach of any nonsolicitation provision of the merger agreement;

•	by Rare Medium if following the announcement or receipt of a proposal for a competing transaction for Motient, Motient fails to hold a stockholders meeting to approve the merger agreement;

•	by Rare Medium if a breach of any representation, warranty, covenant or agreement by Motient has occurred that would cause certain conditions precedent to the merger agreement to not be satisfied and to be incapable of satisfaction before November 15, 2001; or

•	by Rare Medium if upon the consummation of all other conditions precedent to the merger, shares of XM Radio are trading at a price of less than $4.00 per share during the preceding ten consecutive day trading period and the holders of Rare Medium preferred stock direct Rare Medium to terminate the merger agreement.

Expenses; Termination Fee

      The merger agreement provides that each party will pay its own costs and expenses in connection with the merger agreement and the transactions contemplated by the merger agreement, except that Motient and Rare Medium will share equally in the expenses incurred for the filing, printing and mailing of this joint proxy statement/prospectus.

      Rare Medium will be required to pay Motient a termination fee of $6 million plus reasonable out-of pocket expenses not to exceed $1.5 million if:

      (a)  the merger agreement is terminated because

•	the merger has not been consummated by November 15, 2001;

•	Rare Medium or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction;

•	an agreement to effect such a transaction is entered into within six months of such termination; and

•	the competing transaction is subsequently consummated;

(b)	the merger agreement is terminated because Rare Medium stockholders meet and fail to approve the merger agreement and:

•	Rare Medium or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction, and;

•	an agreement to effect such a transaction is entered into within six months of such termination;

(c)	the merger agreement is terminated because Rare Medium’s board of directors:

•	amends, modifies, withdraws, conditions or qualifies its recommendation with respect to the merger in a manner adverse to Motient;

•	fails to recommend that the Rare Medium stockholders vote to adopt the merger agreement; or

•	recommends any superior proposal to the stockholders; and

•	in each case, Rare Medium or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction and an agreement to effect such a transaction is entered into within six months of such termination; or

(d)	the merger agreement is terminated because Rare Medium or any of its subsidiaries commits a willful and material breach of any nonsolicitation provision of the merger agreement and Rare Medium or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction and an agreement to effect such a transaction is entered into within six months of such termination and the transaction is subsequently consummated.

      Motient will be required to pay Rare Medium a termination fee of $6 million plus reasonable out-of pocket expenses not to exceed $1.5 million if:

(a)	the merger agreement is terminated because:

•	the merger has not been consummated by November 15, 2001;

•	Motient or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction;

•	an agreement to effect such a transaction is entered into within six months of such termination; and

•	the competing transaction is subsequently consummated;

(b)	the merger agreement is terminated because the Motient stockholders meet and fail to approve the merger agreement, and:

•	Motient or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction; and

•	an agreement to effect such a transaction is entered into within six months of such termination;

(c)	the merger agreement is terminated because Motient’s board of directors:

•	amends, modifies, withdraws, conditions or qualifies its recommendation in a manner adverse to Rare Medium;

•	fails to recommend that the Motient stockholders vote to approve the items necessary to complete the merger, or recommends any superior proposal to the stockholders; and

•	in each case, Motient or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction and an agreement to effect such a transaction is entered into within six months of such termination; or

(d)	the merger agreement is terminated because Motient or any of its subsidiaries commits a willful and material breach of any nonsolicitation provision of the merger agreement and Motient or its stockholders have received in writing, or there has been publicly disclosed, a proposal for a competing transaction and an agreement to effect such a transaction is entered into within six months of such termination and the transaction is subsequently consummated.

Amendment and Waiver

      Amendment. The merger agreement may be amended prior to the effective time of the merger. However, if the stockholders of either Motient or Rare Medium have approved the merger, they must also approve any subsequent amendment if required by law. No amendment adverse to the rights or remedies of the holders of Rare Medium preferred stock may be made unless consented to in writing by the holders of Rare Medium preferred stock. No amendment that may be adverse to the rights, remedies or overall economics of the transaction of either Hughes Electronics Corporation or Motient may be made without the consent of Hughes Electronics and no amendment to the condition to closing relating to Rare Medium’s net assets may be made without the consent of Hughes Electronics.

      Waiver. At any time prior to the effective time of the merger, the parties to the merger agreement may agree to

•	extend the time for performance of any obligations;

•	waive any inaccuracies in the representations and warranties; or

•	waive compliance with any of the agreements or conditions.

      No waiver adverse to the rights of the holders of Rare Medium preferred stock may be made unless consented to in writing by the holders of Rare Medium preferred stock. No waiver that may be adverse to the rights, remedies or overall economics of the transaction of either Hughes Electronics or Motient may be made without the consent of Hughes Electronics.

Amendments to Merger Agreement

      On May 16, 2001, Motient and Rare Medium, with the consent of the holders of Rare Medium preferred stock, amended the merger agreement to remove the requirement that the XM Radio stockholders agreement be amended to cause one person selected by the holders of Rare Medium preferred stock to serve on XM Radio’s board of directors. The amendment made no other changes to the merger agreement.

      On August 13, 2001, Motient and Rare Medium, with the consent of the holders of Rare Medium preferred stock, entered into a second amendment to the merger agreement to make adjustments to the merger agreement if the one-for-ten reverse stock split of Motient’s common stock is approved by Motient’s stockholders and becomes effective. The following changes to the merger agreement will be made if the reverse stock is approved and becomes effective:

•	the exchange ratio will change from 0.10 to 0.05 so that holders of Rare Medium common stock will receive 0.05 shares of Motient Series A preferred stock for each share of Rare Medium common stock;

•	the liquidation preference of the Motient Series A preferred stock will change from $20 per share to $40 per share;

•	the automatic conversion price of the Motient Series A preferred stock into Motient common stock will change from $3.125 per share of Motient common stock to $31.25 per share of Motient common stock; and

•	each share of Motient Series A preferred stock will be convertible into 1.28 shares of Motient common stock and each share of Motient Series A non-voting preferred stock will be convertible into 1.28 shares of Motient non-voting common stock.

Voting Agreements

      Voting Agreement with the Holders of Rare Medium Preferred Stock. Motient has entered into voting agreements with the holders of Rare Medium preferred stock. Under the terms of the voting agreements, until the date on which the merger is effective, the merger agreement is modified or amended in violation of its terms, or the merger agreement is terminated in accordance with its terms, the holders of Rare Medium preferred stock have agreed, among other things:

•	to cast all votes attributable to that number of shares of Rare Medium common stock and Rare Medium preferred stock beneficially owned by the holders of Rare Medium preferred stock over which they have direct or indirect voting power at any annual or special meeting of the stockholders of Rare Medium, or written consent of stockholders in lieu of a meeting, in favor of the approval and adoption of the merger and the merger agreement and against any competing transaction for Rare Medium;

•	to grant to Motient a written proxy to vote all Rare Medium common stock and Rare Medium preferred stock owned by the holders of Rare Medium preferred stock, and an additional proxy to vote all shares of Rare Medium common stock and Rare Medium preferred stock owned beneficially but not of record by the holders of Rare Medium preferred stock in accordance with the voting agreements;

•	not to sell, transfer, pledge, encumber, assign or otherwise dispose of any shares of Rare Medium common stock or Rare Medium preferred stock owned by the holders of Rare Medium preferred stock, unless Motient approves the transfer or the transferee enters into a comparable voting agreement with Motient;

•	not to take any action which would have the effect of preventing or inhibiting the holders of Rare Medium preferred stock from performing their obligations under the voting agreement;

•	not to exercise their right to elect that Rare Medium redeem shares of Rare Medium preferred stock for cash during the term of the voting agreement; and

•	not to convert or otherwise exchange any shares of Rare Medium preferred stock, elect to exercise their right to purchase Rare Medium common stock pursuant to any warrants, or purchase or otherwise acquire any shares of Rare Medium common stock.

      By entering into these voting agreements, the holders of approximately 31% of the votes entitled to be cast at the Rare Medium special meeting have agreed to vote in favor of the merger and the approval and adoption of the merger agreement and against any competing transaction for Rare Medium.

      Voting Agreements with Certain Stockholders of Motient. Rare Medium has entered into voting agreements with certain stockholders of Motient, including Hughes Electronics Corporation, Baron Capital and Motorola, Inc. Under the terms of the voting agreement entered into by Hughes Electronics, until the date on which the merger is effective, the merger agreement is modified or amended in violation of its terms, or the merger agreement is terminated in accordance with its terms, Hughes Electronics has agreed, among other things:

•	to cast all votes attributable to that number of shares of Motient common stock beneficially owned by Hughes Electronics over which it has direct or indirect voting power at any annual or special meeting of the stockholders of Motient, or written consent of stockholders in lieu of a meeting, in favor of the approval and adoption of the proposals necessary to complete the merger and against any competing transaction for Motient;

•	to grant to Rare Medium a written proxy to vote all Motient common stock owned by Hughes Electronics, and an additional proxy to vote all Motient common stock owned beneficially but not of record by Hughes Electronics in accordance with the voting agreement;

•	not to sell, transfer, pledge, encumber, assign or otherwise dispose of any shares of Motient common stock owned by Hughes Electronics, unless Rare Medium approves the transfer or the transferee enters into a comparable voting agreement with Rare Medium; and

•	not to take any action which would have the effect of preventing or inhibiting Hughes Electronics from performing its obligations under the voting agreement.

      Under the terms of the voting agreements entered into by Baron Capital and Motorola, Inc., until the date on which the merger is effective, the merger agreement is modified or amended in violation of its terms, or the merger agreement is terminated in accordance with its terms, each of Baron and Motorola has agreed, among other things, to cast all votes attributable to that number of shares of Motient common stock beneficially owned by each stockholder over which it has direct or indirect voting power at any annual or special meeting of the stockholders of Motient, or written consent of stockholders in lieu of a meeting, in favor of the approval and adoption of the merger and the merger agreement and against any competing transaction for Motient.

      By entering into these voting agreements, the holders of approximately 24.7% of the outstanding shares of Motient common stock entitled to vote at the annual or special meeting have agreed to vote in favor of the approval and adoption of the proposals necessary to complete merger and against any competing transaction for Motient.

Secured Promissory Notes

      On April 2, 2001, Rare Medium agreed to purchase from Motient 12.5% secured promissory notes, issuable in two tranches, in the aggregate principal amount of up to $50 million. The promissory notes are collateralized by 5 million shares of XM Radio stock owned by Motient. The first tranche in the amount of $25 million was purchased on April 4, 2001 and the second tranche in the amount of $25 million was purchased on July 16, 2001. The principal amount of and accrued interest on the promissory notes are payable on October 1, 2001 in either cash, shares of XM Radio, or a combination at Motient’s election. At the option of Rare Medium, the promissory notes can be exchanged for a number of XM Radio shares equivalent to the principal amount of the promissory notes and any accrued interest thereon. Upon the consummation of the merger, the outstanding obligations under the promissory notes will be absorbed by the combined company.

Registration Rights Agreement

      In connection with the merger agreement, Motient entered into a registration rights agreement, dated as of May 14, 2001 and amended and restated as of June 11, 2001, with holders of Rare Medium preferred stock. The following is a summary of the material terms and provisions of the registration rights agreement. This summary may not contain all the information that is important to you. You can obtain complete information by referring to the registration rights agreement, which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part and which is incorporated by reference in this joint proxy statement/prospectus.

      Under the terms of the registration rights agreement, Motient granted the following registration rights with respect to (1) the shares of Motient Series A preferred stock that they will receive in the merger for their shares of Rare Medium common stock and the shares of Motient common stock issuable upon conversion of the Motient Series A preferred stock, (2) the shares of the Motient Series A preferred stock issuable upon transfer of the Motient Series A non-voting preferred stock issuable upon exercise of the Rare Medium warrants converted in the merger, (3) the shares of Motient common stock issuable upon conversion of shares of Motient non-voting common stock issuable upon exercise of the Rare Medium warrants or upon conversion of shares of Series A preferred stock issuable upon transfer of the Series A non-voting preferred stock issuable upon exercise of the Rare Medium warrants, and (4) any other shares of Motient Series A preferred stock or Motient common stock issued, or issuable upon exercise or conversion of any securities issued, as a dividend or other distribution with respect to the shares of Motient Series A preferred stock or non-voting Series A preferred stock or common stock or non-voting common stock described above.:

•	within 45 days after the merger, the filing of a shelf registration statement by Motient, without request or any other action on the part of the stockholders, to register, under the Securities Act, the shares subject to the registration rights agreement, and

•	piggyback registration rights that entitle the stockholders to require Motient to include shares of Motient Series A voting preferred stock or Motient common stock issued or issuable to such holders of Rare Medium preferred stock in a registration by Motient of any of its equity securities.

      Shares of Motient Series A preferred stock or Motient common stock registered and sold by the holders of Rare Medium preferred stock under the Securities Act or sold pursuant to an exemption from the registration requirements under the Securities Act will no longer be entitled to the benefits of the registration rights agreement.

      The registration rights agreement requires Motient to bear all expenses of performing its obligations under the registration rights agreement. Motient has also agreed to indemnify the holders of Rare Medium preferred stock and each person controlling any of them and their respective directors, officers and affiliates against all loss, liability, claim, damage and expense arising out of or based upon any untrue statement or omission in connection with any registration statement or prospectus pursuant to which each such stockholder or person participates as an underwriter in any offering and sale of the Motient Series A preferred stock or Motient common stock described above, subject to limitations specified in the registration rights agreement.

      The holders of Rare Medium preferred stock have also agreed to indemnify Motient, and each person controlling it, and their respective directors, officers and affiliates against all loss, liability, claim, damage and expense arising out of any untrue statement or omission based upon information furnished to Motient by the holders of Rare Medium preferred stock and contained in the registration statement or prospectus.

      In addition, each holder of Rare Medium preferred stock has agreed not to offer, sell or otherwise dispose of any shares of Motient Series A preferred stock or Motient common stock originally issued to such stockholder until 360 days after the date of the closing of the merger, except as follows:

•	up to an aggregate amount of 25% of the shares originally issued to such holder of Rare Medium preferred stock at any time after the date that is 90 days after the date of the registration rights agreement;

•	up to an aggregate amount of 50% of the shares originally issued to such holder of Rare Medium preferred stock at any time after the date that is 180 days after the date of the registration rights agreement; and

•	up to an aggregate amount of 75% of the shares originally issued to such holder of Rare Medium preferred stock at any time after the date that is 270 days after the day of the registration rights agreement.

INFORMATION ABOUT MOTIENT AND MR ACQUISITION CORP.

General

      Motient. Motient is a nationwide provider of two-way, wireless mobile data services and mobile Internet services. Motient’s customers use its network and applications for email messaging and dispatch and voice communications services, enabling businesses, mobile workers and consumers to transfer electronic information and messages and access corporate databases and the Internet. Motient’s network is designed to offer a broad array of wireless data services such as:

•	two-way mobile Internet services, including its eLink(sm) wireless email service and BlackBerry™ by Motient wireless email, that provide users integrated wireless access to a broad range of corporate and Internet email and Internet-based information;

•	telemetry systems that connect remote equipment, such as wireless point-of-sale terminals, with a central monitoring facility;

•	mobile data and call dispatch fleet management systems used by large field service organizations; and

•	point-to-multi-point voice communications systems used by natural resource companies, utilities, government agencies and other entities with mobile fleets and field workers.

      Motient has been providing terrestrial wireless services to customers for several years, using a network which possesses four key design attributes: (1) two-way communication, (2) in-building penetration, (3) user mobility, and (4) broad nationwide coverage. Motient’s fully-deployed terrestrial wireless two-way data network is comprised of over 2,000 base stations that provide service to 490 of the nation’s largest cities and towns, including virtually all metropolitan areas. In 2000, Motient improved terrestrial network performance and coverage, adding approximately 200 new base stations. Motient’s satellite in geosynchronous orbit overlays its terrestrial network, thereby extending the service area coverage of its network for certain of its transportation service offerings throughout all 50 states and the Caribbean. The satellite also provides nationwide voice and dispatch services. As of June 30, 2001, there were approximately 250,276 end users on Motient’s networks, of which 232,629 were using data services and 17,647 were using voice services.

      MR Acquisition Corp. MR Acquisition Corp. is a Delaware corporation and a wholly owned subsidiary of Motient. Motient formed MR Acquisition Corp. on May 3, 2001 to facilitate the merger. MR Acquisition Corp. has not transacted any business other than that incident to its formation and the completion of the merger.

History

      Motient was formed in 1988 under the name “American Mobile Satellite Corporation” to construct, launch, and operate a mobile satellite services system to provide a full range of mobile voice and data services via satellite to land, air and sea-based customers subject to local regulation. During 1995, Motient successfully launched its first satellite and initiated commercial voice service. In late 1996, Motient expanded its mobile data business through the acquisition of Rockwell International Corporation’s dual mode mobile messaging and global positioning and monitoring service for commercial trucking fleets.

      In October 1997, Motient’s indirect subsidiary, XM Radio, formerly American Mobile Radio Corporation, received a license from the FCC to provide satellite-based digital audio radio service throughout the United States. XM Radio bid $89.9 million at auction for the license. XM Radio is developing its service, which it will call “XM Radio,” to provide a wide variety of music, news, talk, sports and other programming offering up to 100 distinctive channels. XM Radio completed its initial public offering in October 1999.

      In March 1998, Motient acquired Motient Communications Inc., formerly ARDIS Company, from Motorola, Inc. and combined the ARDIS terrestrial-based business with Motient’s satellite-based business to offer a broad range of integrated end-to-end wireless solutions through two network configurations, either a “satellite-only” service network or a “multi-mode” terrestrial and satellite service network.

      Mobile Satellite Ventures LLC. In June 2000, Motient formed a new joint venture subsidiary, Mobile Satellite Ventures LLC, of which Motient currently owns 80% of the membership interests. The remaining interests are owned by three investors controlled by Columbia Capital, Spectrum Equity Investors LP and Telcom Ventures, L.L.C. In January 2001, Motient signed a definitive agreement, subject to certain conditions, to combine, in Mobile Satellite Ventures, its satellite communications business with that of TMI Communications and Company Limited Partnership. TMI would become the owner of approximately 27% of the outstanding interests of Mobile Satellite Ventures, and would also receive a cash payment of $7.5 million, as well as a $11.5 million 5-year note. Upon closing of these transactions, Motient would contribute its satellite assets to Mobile Satellite Ventures in exchange for a cash payment of $45 million and a 5-year, $15 million note, and would own approximately 33% of the outstanding interests, making Motient the largest single shareholder of Mobile Satellite Ventures. In addition, upon closing, the combined venture would receive $50 million of new investment from the three investors controlled by Columbia Capital, Spectrum Equity and Telcom Ventures, increasing their aggregate ownership interest in the venture from 20% to 40%. These investors will also have the option, exercisable through June 29, 2002 for an additional cash payment of $40 million, to increase their ownership in Mobile Satellite Ventures to 50.66%, with each individual investor’s stake being less than 20%. The consummation of these transactions is subject to receipt of regulatory and other governmental approvals, including approvals under the Hart-Scott-Rodino Antitrust Improvements Act, Federal Communications Commission approvals, approvals by Canadian regulatory authorities, and other customary conditions.

      Sale of Transportation Business to Aether Systems, Inc. On November 29, 2000, Motient sold its retail transportation business to Aether Systems, Inc. Aether purchased the assets comprising Motient’s wireless communications business for the transportation market, including Motient’s satellite-only and MobileMAX2TM multi-mode mobile messaging business. Aether purchased Motient’s existing inventory in the business, and was granted a perpetual license to use and modify any intellectual property owned by or licensed to Motient in connection with the business. The purchase price for these assets and license was $45 million, plus the book value of the inventory. Of the $45 million, $10 million was deposited in an escrow account and is not payable to Motient until the completion of the MobileMAX2 multi-mode mobile messaging product. On August 2, 2001, Motient requested payment of the $10 million escrow deposit from the escrow agent. Aether has 15 days from the date of Motient’s request to dispute the release of the escrow deposit. In addition, Motient has the opportunity to receive up to an additional $22.5 million as an “earn-out” payment, provided that the net service revenue for the acquired business equals or exceeds $14 million and the total number of subscribers achieved by the acquired business equals or exceeds 35,750 for the year ended December 31, 2001. To enable Aether to continue to operate the retail transportation business, Motient and Aether signed two long-term network airtime agreements, under which Aether will purchase airtime on Motient’s satellite and terrestrial networks. These agreements have a total value of $20 million, $5 million of which was paid on November 29, 2000, and provide for three additional payments of $5 million over the next three years. As part of these agreements, Aether also became an authorized reseller of Motient’s eLinkTM wireless email service, as well as BlackBerryTM by Motient.

Motient’s Business Strategy

      Motient’s objective is to penetrate the large markets for mobile Internet data communications services, and wireless telemetry applications. To meet this objective Motient intends to:

      Leverage Distribution Resources of Strategic Partners. To penetrate target markets, Motient has signed a number of strategic alliances with industry leaders. Motient intends to leverage the marketing and distribution resources and large existing customer bases of these partners to address significantly more potential customers than Motient would be able to address on its own. Motient has a roster of industry-leading resellers for its eLink wireless email service, including SkyTel, Metrocall, Aether Systems, and

GoAmerica. Motient also recently expanded its existing relationship with Research In Motion Limited to permit Research In Motion to resell its BlackBerry™ brand email service on Motient’s terrestrial wireless network. In the telemetry market, Motient has partnered with a number of device manufacturers, resellers, and software vendors to develop and offer a variety of customer-driven telemetry applications, including HVAC system monitoring, energy monitoring, office and vending machine automation, and wireless point-of-sale applications. Motient plans to continue to seek strategic distribution channels that will enable it to more fully penetrate its existing markets and access potential new markets on an incremental basis. In addition, in vertical markets Motient intends to exploit cross-selling opportunities using some of its existing large corporate customers.

      Develop New Wireless Applications. Motient intends to exploit the market potential of its wireless network by working with value-added partners and major e-business solutions providers to develop additional innovative wireless applications and content-based services, including future enhancements to its eLink wireless email service. As market acceptance and demand for wireless email grows, Motient believes users will demand a wide variety of content-based services and features currently accessible on the Internet. Motient currently offers content-based services for use with its eLink service provided by GoAmerica, OracleMobile, Novarra, and Neomar. Motient is continuing to broaden and expand those services, as well as pursuing other similar agreements. In addition, Motient has entered into an agreement with IBM, under which Motient and IBM plan to jointly develop and market wireless enterprise-wide email and other e-business solutions to corporate customers, as well as to large email hosting internet service providers, mail service providers, and applications service providers.

      Work With Vendors to Develop Less Expensive and More Functional User Devices. Motient plans to continue to work with vendors to develop new generations of user devices and applications that combine improved functionality and convenience at a lower price. Motient recently announced the introduction of the new Research In Motion 857 wireless handheld device for use on its network. Motient also recently announced an agreement with Wavenet International Ltd. to develop a wireless accessory designed to bring its network services to other existing popular personal digital assistant platforms, such as the popular Palm handheld devices. In conjunction with this effort, Motient plans to make certain changes to its switching infrastructure which may allow it to offer its services for use in a wider variety of handheld devices and additional applications. Motient plans to continue to incorporate inexpensive, off the shelf software or free software in its services. Motient believes that lower price points will help accelerate the acceptance and adoption of its services in its traditional markets, and will also enable Motient to better penetrate its targeted new wireless markets. By working with suppliers and other business partners and by making strategic software and hardware investments, Motient has lowered the total cost of ownership of its products. At the same time, Motient has improved the functionality of its devices and made them smaller and more convenient.

      Enhance the Technical Advantages of Motient’s Network. Motient has been providing terrestrial wireless services to customers for several years, using the nation’s largest, most fully deployed terrestrial wireless two-way data network. Unlike many competitors who are in the process of building limited city-wide or regional terrestrial networks, Motient has deployed a national network that is well tested and reliable, and its future network expansion requirements are expected to arise primarily from increased customer demand. Motient believes that its terrestrial network provides key competitive advantages, including:

•	broad nationwide geographic coverage,

•	two-way message delivery, superior responsiveness, and

•	deep in-building penetration with superior performance characteristics when compared with cellular-based architectures or satellite-only alternatives.

      Motient also believes that its two-way messaging and wireless email products are superior to currently available “two-way paging” services, based on the full, two-way messaging capabilities that its network enables. Motient plans to continue enhancing its terrestrial network’s capacity and coverage by acquiring additional frequency, building more base stations, both in existing and new geographic markets, and selectively upgrading the technological capabilities of existing base stations.

Motient’s Wireless Service Offerings

      Motient offers wireless services in two broad categories: terrestrial data services, including eLink wireless email, and satellite voice and dispatch services. In addition, through Aether Systems, Motient also serves the transportation market with multi-mode and satellite-only wireless data services.

Terrestrial Data Services

      General. Terrestrial data services are the core of Motient’s wireless business. These services include Motient’s eLink wireless email and BlackBerry™ by Motient email. Motient targets its data applications to both vertical and horizontal markets. Applications include wireless email, Internet and Intranet access, fax, paging, peer-to-peer communications, asset tracking, dispatch, point-of-sale, and other telemetry applications. There are over 30 types of subscriber devices available from more than 15 manufacturers for use on Motient’s terrestrial network. These devices include Research In Motion handheld devices, ruggedized laptops, handheld digital assistants, and wireless modems for personal computers. Motient has developed proprietary software, and has engaged a variety of other software firms to develop other “middleware,” to minimize its customers’ development efforts in connecting their applications to its network. Also, a number of off-the-shelf software packages enable popular email software applications on Motient’s network.

      In the field service market, long-standing customers such as IBM, Sears, Pitney Bowes, and NCR use Motient’s customized terrestrial data applications to enable their mobile field service technicians to stay connected.

      Motient’s largest single terrestrial data application is in the package delivery market. UPS has registered for service approximately 43,000 of its third generation package tracking devices on Motient’s network, under a multi-year agreement that calls for UPS to deploy approximately 50,000 devices on Motient’s network by the end of 2001.

      eLink Wireless Email. Motient’s eLink wireless email service provides mobile users with integrated wireless access to a broad range of corporate and Internet email and personal information management applications. The eLink service uses wireless handheld devices manufactured by Research In Motion, including the Research In Motion 850 and Research In Motion 857 wireless handhelds. These devices feature a full miniature keyboard and a thumbwheel which functions as a mouse.

      Motient currently offers two versions of eLink, “AgentSM,” and “MessengerSM.” Agent and Messenger may also be combined, offering users the functionality of both applications on a single handheld device.

      Users of Motient’s eLink Agent service can send and receive email messages, using their existing corporate or Internet email address, over Motient’s terrestrial network, as long as the user’s email system is compliant with the industry protocol known as post office protocol 3. Motient also added an IMAP 4 solution for eLink in 2000, providing greater flexibility to customers by adding a more robust Internet email application protocol. Outgoing mail sent from the device appears to have come from the user’s desktop computer. eLink synchronizes with a user’s desktop computer so that full calendar, task list, and contact information can be instantly swapped to and from the device. To address the security needs of corporate customers, eLink Agent is also offered in a self-contained format so that the corporate customer can install the network gateway software behind its firewall on servers located on the customer’s site.

      Motient’s eLink Messenger service assigns a unique email address (separate from the user’s corporate or Internet email address), allowing users to send and receive wireless email messages independent of other email systems. In addition, the Messenger service allows users to send faxes from their device, and the device also functions as a pager. Messenger also enables users to synchronize their device with calendar, task list, and contact information from their desktop personal computer.

      Motient is actively working on a number of innovative enhancements to its eLink service that will enhance both security and functionality. Also, in 2000, Motient expanded its network’s coverage for eLink users by offering roaming services in Canada through an agreement with the Canadian network operator Bell Mobility.

      BlackBerry™ by Motient. BlackBerry™ by Motient is a wireless solution specifically designed for corporate environments using Microsoft® Exchange. BlackBerry™ by Motient operates on Motient’s terrestrial network. BlackBerry™ has substantially the same functionality as Motient’s eLink service, including wireless email, as well as a variety of similar personal information management functions and applications. BlackBerry™ integrates with Microsoft Exchange email accounts. BlackBerryTM also operates on a network owned by Cingular Wireless, which was formerly known as BellSouth. During 2001, in concert with its partner Research In Motion, Motient also expects to offer a version of BlackBerry™ that integrates with the Lotus Notes email platform. Motient believes that the availability of an integrated Lotus Notes email extension will help Motient move into new markets for BlackBerry™.

      The BlackBerry™ desktop software installs and runs on the user’s desktop computers. It is an integrated suite of applications that provides organizer synchronization, folder management tools, email filtering capabilities, information backup utilities, and an application loader.

      BlackBerry™ is designed to provide a high level of security. Encryption occurs between the handheld and corporate email system to ensure message integrity. BlackBerry™ incorporates advanced encryption technology to meet stringent corporate security guidelines for remote email access.

      Motient is authorized to resell BlackBerry™ by Motient pursuant to a service access agreement with Research In Motion. This agreement gives Motient a nonexclusive right to distribute Research In Motion’s BlackBerryTM software and service in the United States to Motient’s customers and to its resellers and their end user customers. The BlackBerryTM software versions included in this agreement are BlackBerryTM MS Exchange and Lotus Notes as well as the BlackBerryTM Enterprise Server for each of these two versions. Motient is required to pay Research In Motion a service access fee per subscriber which is factored into Motient’s end user fees, and additional fees for servers, license packs and yearly server maintenance. The term of the agreement is 18 months with three consecutive automatic renewals of 18 months each. Research In Motion also resells BlackBerry™ by Motient on Motient’s network through its resellers. Motient also offers roaming services in Canada to its BlackBerry™ by Motient customers through an agreement with the Canadian network operator Bell Mobility.

      eLink Fortified with Yahoo! eLink Fortified with Yahoo! is a service that combines Motient’s eLink wireless email service with Yahoo! content and services. Using the Research In Motion 850 wireless handheld device, this service provides users with mobile, wireless access to a variety of Yahoo! services. This service is currently available to the consumer market through a number of retail channels, including several online channels.

      Telemetry. Motient has partnered with a variety of resellers, device manufacturers, and software vendors in the telemetry market. These partners integrate customer-specific devices and systems with Motient’s network to provide a wireless means of transmitting data from a fixed or mobile site to a central monitoring facility. Applications include HVAC system monitoring, wireless point-of-sale systems, energy monitoring, vending and office machine automation, and security/ alarm monitoring.

      Pricing of Terrestrial Data Services. Terrestrial data service customers are charged a monthly access fee. In addition to this access fee, users pay for usage depending on the number of kilobytes of data transmitted. Motient’s pricing plans offer a wide variety of volume packaging and discounts, consistent with customer demand and market conditions. The average monthly bill for Motient’s data customers, other than eLink, ranges from below $10 for high unit quantity, low traffic volume, off-peak telemetry users, to over $50 for high-volume, peak users in the field service market. Motient’s average monthly revenue per data user, other than eLink, in the second quarter of 2001 was approximately $24.46.

Satellite Voice and Dispatch Services

      Motient’s satellite telephone service supports two-way circuit-switched voice, facsimile and data service. Motient offers a wide range of satellite phone configurations developed to address the particular communications needs of its customers. Motient markets telephone service to businesses that have nationwide coverage requirements, including those operating in geographic areas that lack significant terrestrial coverage, such as natural resource companies, utilities and telecommunications companies that require backup and restoral support, public safety organizations, and maritime users seeking expanded or less costly coverage for both commercial and recreational vessels. Motient’s significant satellite telephone customers include Stratos Global which accounted for approximately 5% of total revenues in the second quarter of 2001, and the Red Cross, FEMA, Western Atlas Logging, and Halliburton, each of which accounted for less than 5% of total revenues during that period.

      Motient’s satellite dispatch service allows voice communications among users in a customer-defined group using a push-to-talk device. This service facilitates team-based, contingency-driven operations of groups over wide and/or remote areas. Motient’s targeted customer groups include oil and gas pipeline companies, utilities and telecommunications companies with outside maintenance fleets, state and local public safety organizations, and public service organizations who need to seamlessly link resources on a nationwide basis. Motient’s significant satellite dispatch customers include AT&T and MCI WorldCom.

      Satellite telephone users are charged both fixed access and variable usage fees. Motient’s satellite dispatch customers are charged a fixed access fee for virtually unlimited usage. Monthly bills for satellite voice customers range from over $100 for high volume users to a low of $35 for certain public safety and emergency restoral applications. Motient’s average monthly revenue per voice user in the second quarter of 2001 was approximately $47.81.

     Multi-Mode and Satellite-Only Wireless Data Services for the Transportation Market

      In November 2000, Motient sold its retail transportation business to Aether Systems, Inc. Through long-term airtime reseller agreements with Aether, Motient continues to serve the transportation market with multi-mode and satellite-only wireless data services. The multi-mode service uses Motient’s terrestrial and satellite network to provide “least-cost-routing” for customers’ two-way data communications. The multi-mode service does this by actively seeking connections to the lower cost terrestrial network before automatically switching to Motient’s satellite network. By using both networks, the multi-mode service offers complete nationwide coverage.

Motient’s Customers

      As of June 30, 2001, there were approximately 250,276 user devices in service on Motient’s network and an established customer base of large corporations in the following market segments:

Percentage of
Market Segments	Total Units

Transportation and package delivery	30%

Field Service	16

Telemetry and point of sale	8

eLink and other email	35

Maritime and other	11

Total	100%

      As of June 30, 2001, Motient’s customer base included the following product segments:

Percentage of
Product Segments	Total Units

Data:

Terrestrial only:

eLink and other email	38%

Package delivery, telemetry and other	39

Multi-mode and Satellite-only	11

Private network customers	5

Voice:

Telephony and Dispatch	7

Private network customers	0

Total	100%

      For the first six months of 2001, United Parcel Service, or UPS, accounted for over 10% of Motient’s service revenues.

Marketing and Distribution

      Motient markets its wireless services through strategic distribution partners, resellers, its direct sales force, and dealers.

      Strategic Partners. To penetrate new wireless data markets with significant growth potential, Motient has signed a variety of strategic alliances, including with industry leaders. Motient intends to leverage the marketing and distribution resources and large existing customer bases of these partners to address significantly more potential customers than Motient would be able to address on its own. Motient has a roster of industry-leading resellers for its eLink wireless email service, including SkyTel, Metrocall, Aether Systems and GoAmerica, and Motient recently expanded its existing relationship with Research In Motion Limited to permit Research In Motion to resell its BlackBerry™ brand email service on its terrestrial wireless network. Motient has formed similar distribution alliances with Internet service providers and with outsourced email providers Navipath and United Messaging. Motient has also entered into an agreement with IBM, under which Motient and IBM plan to jointly develop and market wireless enterprise-wide email and other e-business solutions to corporate customers. In the telemetry market, Motient has partnered with a number of device manufacturers, resellers, and software vendors to develop and offer a variety of customer-driven telemetry applications, including for HVAC system monitoring, utility reading, office and vending machine automation, and wireless point-of-sale applications. Key partners in the wireless point-of-sale and vending segments include US Wireless Data, eVendNet, and C-Star. Motient is continuing to seek additional strategic distribution channels to help Motient move forward with its plan to more fully penetrate its existing markets and access potential new markets on an incremental basis.

      Resellers. In addition to strategic distribution partners, Motient also uses resellers to distribute its services and to resell capacity on its network. Typically, Motient uses resellers in specialized markets. In the maritime voice market, Stratos Global Corporation is Motient’s exclusive reseller, and in the over-the-road transportation market, Aether Systems is Motient’s exclusive reseller. In the telemetry market, Motient sells capacity on its network to resellers such as ABB, Ameritech, Security Link and Detection Systems, which integrate their customers’ equipment and systems with Motient’s network to provide a customized application. Motient also uses several specialized government resellers, one of which has included certain of its products and services on its General Services Administration schedule. Motient also sells bulk satellite capacity to private network customers who use this capacity to support their own proprietary networks and products.

      Direct Sales Force. Motient has a direct sales force that is experienced in selling its various wireless services. Historically, Motient’s direct sales force has focused on the requirements of business customers who need customized applications. With the launch of its eLink wireless email service, Motient has also built up a significant sales force concentrated on promoting its eLinkSM offering to vertical markets. Motient’s corporate accounts group is focused on promoting its eLink wireless email service to wirelessly enable enterprise-wide email systems for Fortune 500 accounts. Sales to corporate account targets generally require a sustained marketing effort lasting several months. Prior to making a buying decision, a majority of the accounts exercise a due diligence process where competitive alternatives are evaluated. Motient’s employees often assist in developing justification studies, application design support, hardware testing, planning and training. In the wireless email area, Motient’s internal sales force has been key to its ability to convey customer feedback to its product management team, enabling Motient to identify and develop new product and service features.

      Dealers. Motient uses dealers to market and sell its satellite voice and dispatch services. These dealers typically have strong business relationships with regional public safety entities, as well as with smaller field service fleets. Motient believes that opportunities exist to capitalize on the strengths of this channel by introducing a low-cost terrestrial data device with minimum integration requirements. Typically these dealers serve as agents for sales and service and do not provide billing and collection services. These dealers are generally compensated with a standard activation fee, plus a modest percentage of the service revenue for which they are responsible.

Motient’s Network

      Motient’s wireless network consists of (1) the largest two-way terrestrial data network in the United States, providing service to 490 of the nation’s largest cities and towns, including virtually all metropolitan areas, and (2) a satellite in geosynchronous orbit with coverage of the continental United States, Alaska, Hawaii, Puerto Rico, the U.S. Virgin Islands and U.S. coastal waters and airspace. The network provides a wide range of mobile data and voice services. In 2000, Motient expanded its network coverage for its eLink and BlackBerry™ by Motient customers to include Canada, through a roaming agreement with the Canadian network operator, Bell Mobility.

      Users of Motient’s network access it through subscriber units that may be portable, mobile or stationary devices. Generally, subscriber units enable either data or voice communications and are designed to operate over either the terrestrial data-only network or the satellite network, which provides both voice and data communications.

      Subscriber units receive and transmit wireless data or voice messages to and from either terrestrial base stations or Motient’s satellite. Terrestrial messages are routed to their destination via data switches that Motient owns, which connect to the public data network. Satellite messages are routed to their destination via satellite data and voice switches, located at Motient’s headquarters, which connect to the public data and switched voice networks. A data switch located in Lincolnshire, Illinois links the terrestrial and satellite networks for the delivery of Motient’s multi-mode data service offered to transportation customers through Aether Systems, its reseller in that market.

      Motient’s terrestrial network delivers superior in-building penetration, completion rates and response times compared to other wireless data networks through the use of a patented single frequency reuse technology developed by Motorola. Single frequency reuse technology enables multiple base stations in a given area to use the same frequency. As a result, a message sent by a subscriber can be received by a number of base stations. This technology contrasts with more commonly used multiple frequency reuse systems, which provide for only one transmission path for a given message at a particular frequency. In comparison with multiple frequency reuse systems, Motient’s technology provides superior in-building penetration and response times and enables it to incrementally deploy additional capacity as required, instead of in larger increments as required by most wireless networks.

      Motient’s satellite has an expected end of service date of 2006 subject to potential malfunctions and other factors. Motient has an agreement with TMI, which owns and operates a technologically identical satellite, for back up and/or restoral capacity if Motient’s satellite fails or it needs additional capacity. In return, Motient has agreed to provide TMI with similar back-up service on its satellite.

Equipment and Supplier Relationships

      Motient has contracts with a variety of vendors to supply end-user devices designed to meet the requirements of specific end-user applications. Motient continues to pursue enhancements to these devices that will result in additional desirable features and reduced cost of ownership. Although many of the components of its products are available from a number of different suppliers, Motient relies on a relatively small number of key suppliers. The devices used with Motient’s services generally are subject to various product certification requirements and regulatory approvals before they are delivered for use by its customers.

      Motient’s eLink wireless email services use handheld devices manufactured by Research In Motion, including the Research In Motion 850 and Research In Motion 857 wireless handhelds. These devices include a full miniature keyboard and feature a unique thumb wheel that functions similarly to a computer mouse. Research In Motion also manufactures modems designed to be integrated into handheld field service terminals, telemetry devices, utility monitoring and security systems and certain other computing systems. Motient’s supply arrangements with Research In Motion are not exclusive, and Research In Motion manufactures similar hardware products for other companies, including Cingular Wireless, a principal competitor in the two-way wireless email market segment.

      In addition to the messaging devices manufactured by Research In Motion, there are currently over 30 other types of subscriber units available from approximately 15 manufacturers that can operate on Motient’s terrestrial network. Examples of portable subscriber units include ruggedized laptop computers, small external modems, handheld or palmtop “assistants,” and pen based “tablets.”

      Motient is also working with other device manufacturers and software developers to bring its network services to other existing popular personal digital assistant and wireless email platforms, such as palm-held and handheld devices.

      Mobile satellite voice telephones are offered in a number of different configurations that deliver a variety of features and options to meet specific market needs. The primary suppliers of Motient’s voice terminal equipment have been Audio Intelligence Devices, Inc., the successor to Westinghouse Wireless Solutions, Inc., and Mitsubishi Electronics America. Motient has no arrangements with Audio Intelligence or Mitsubishi for the delivery of any new voice terminal equipment, and, when its remaining voice inventory is depleted, its customers who need voice equipment will need to buy such equipment from Audio Intelligence, Mitsubishi or another manufacturer whose equipment works on Motient’s satellite network, through such vendors’ designated distribution channels. Other vendors are exploring putting new voice terminal equipment on Motient’s network and Motient is committed to working with such vendors to facilitate their development efforts with a view toward certifying new equipment on its network. Motient continues working with Audio Intelligence and Mitsubishi to provide support and service to its voice customers.

      Compaq Computer provides the terrestrial network switching computers under a multi-year lease that extends through 2003, while AT&T provides network services including a nationwide wireline data network, and leased sites which house regional switching equipment for Motient’s terrestrial network.

      Motient also has a relationship with AT&T as Motient’s vendor for switched inbound and outbound public switched telephone network services. The satellite system terminates calls from its telephone product via both the AT&T and Sprint networks. Motient has an agreement with Motorola under which Motorola provides certain continued support for the terrestrial network infrastructure, and ongoing maintenance and service of the terrestrial network base stations.

      The platform for Motient’s voice products, the communications ground segment, depends upon products from multiple vendors, most of which are generally commercially available. Northern Telecom manufactures and supports the core voice switch. Digital Equipment Corporation supplies the computing platform that runs the communications ground segment.

      Motient owns certain patents, technical data and other intellectual property that has been developed in connection with its communications network. Motient jointly owns certain intellectual property with TMI, and it licenses intellectual property from other vendors for operation of its network. Motient believes its ownership of and rights to intellectual property for its system is sufficient for its business purposes.

      The terrestrial network, and certain of its competitive strengths such as deep in-building penetration, is based upon single frequency reuse technology. Motorola holds the patent for the single frequency reuse technology. Motient has entered into support agreements with Motorola to provide for certain support of the operations of the terrestrial network. However, there can be no assurance that Motorola will not enter into arrangements with Motient’s competitors, or that if it does, such arrangements would not harm Motient’s business.

Competition

      The wireless communications industry is highly competitive and is characterized by constant technological innovation. Motient competes by providing broad geographic coverage, deep in-building penetration, and demonstrated reliability. These features distinguish Motient from the competition. Motient’s wireless solutions are used by businesses that need critical customer and operational information in a mobile environment.

      Motient offers multiple business lines and competes with a variety of service providers, from small startups to Fortune 500 companies. Motient’s competitors include service providers in several markets—dedicated mobile data, PCS/cellular, narrowband PCS/enhanced paging, emerging technology platforms, and mobile satellite services.

      Dedicated Mobile Data. Companies using packet data on dedicated mobile networks provide wireless data services in direct competition with a number of Motient’s data products. In a packet data environment, messages are transmitted in short bursts. Competitors using this technology include Cingular Wireless and Metricom. Cingular Wireless operates a terrestrial-only network that provides data services to customers in field service, transportation and utility industries, and two-way messaging service to the horizontal market. In addition, Motient plans to continue to upgrade its network in major metropolitan areas to offer broader geographic coverage and faster speeds. Metricom’s Ricochet service provides wireless access to the Internet, private intranets, local area networks, and email. The Metricom modem’s bulk and limited hands-off capability between transmitter sites limits the mobility of the user. Metricom’s service is currently available in parts of 14 metropolitan areas. Coverage within a metropolitan area is often limited to the dense urban portions of a given market as well as airports. Metricom recently announced postponement of additional deployments outside of its most significant existing markets.

      Research In Motion offers BlackBerry™, a wireless email service, that runs on the Motient and Cingular networks. BlackBerry™ offers wireless email and personal information management functionality. Until now, BlackBerry™ has only served users in a Microsoft Exchange environment. However, Research In Motion recently announced that a Lotus Notes version that will soon be available. Because Research In Motion offers BlackBerry™on the Motient and Cingular networks, Research In Motion is both a reseller and a competitor. Because Research In Motion was the first company to market BlackBerryTM, it has established strong brand recognition and market position compared to Motient. In addition, Research In Motion has greater cash resources than Motient to invest in the development and marketing of competing products and services. Motient can give no assurance that Research In Motion will continue to authorize Motient to resell BlackBerryTM by Motient or that Research In Motion will not develop and market competing products and services. With eLink, BlackBerry™ by Motient, and eLink service Fortified with Yahoo!, as well as Motient’s arrangements with other resellers and content providers, Motient believes that it offers the most complete array of wireless Internet and wireless email services currently available.

      PCS/ Cellular. PCS and cellular services presently serve the majority of mobile communications users in the United States, with more than 95 million subscribers at the end of 2000. There are a large number of cellular and PCS systems providing voice service throughout most of the United States, with no single competitor providing the seamless, national footprint that is available through Motient’s network.

Because the average voice revenue per subscriber has declined, wireless voice carriers are beginning to focus on delivering wireless data services in an effort to differentiate their voice products and to retain customers. An example of these services is the Sprint PCS Wireless Web. Sprint allows circuit switched wireless web access to several content services using the phone’s numeric keypad. Other voice carriers are also beginning to offer wireless data services through mobile phones, but Motient believes the limitations of today’s PCS and cellular features and networks will limit competition in its target markets. Users must have a digital phone and service, and must type messages using the awkward numeric keypad. They do not have access to data services while roaming onto analog networks, which detracts from the user experience.

      Cellular digital packet data, the cellular industry’s only packet data service, is available in fewer geographic markets than Motient’s service, and covers approximately 55% of the U.S. population. Expansion of the cellular digital packet data network has slowed considerably as carriers such as AT&T and Verizon Wireless look to other means to provide data services to their voice customers. Some cellular and PCS carriers offer short message capabilities, depending on the protocol they use, and expect to offer larger capacity packet data services in the next few years.

      Many of Motient’s current and potential competitors in the PCS and cellular services market have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than Motient. Consequently, these competitors can devote greater resources to the development, promotion, sale and support of their products. It is also common in the networking industry for competitors to acquire companies to introduce new products or emerging technologies. Consequently, competitors with larger market capitalizations or cash reserves than Motient will be better positioned to acquire new technology or products capable of displacing Motient’s product lines. Motient believes that it must invest significant resources in developing new products, enhancing current products and maintaining customer satisfaction to remain competitive. If Motient fails to do so, its services may not compete favorably with its competitors’ services, and Motient’s business could be materially adversely affected.

      Narrowband PCS/ Enhanced Paging. Most traditional paging companies, such as SkyTel, Arch and Metrocall, are expanding beyond their traditional alpha/numeric paging into two-way wireless messaging services using narrowband PCS. Typical applications include wireless email, near-real time delivery of stock quotes and other time sensitive information, and mobile workforce communications. Although some paging companies have begun to offer limited two-way messaging services, initial challenges in coverage, responsiveness and throughput, as well as the high cost of service, currently limit their adoption by Motient’s targeted customers. These services primarily compete with Motient’s eLink wireless email services. Motient has signed reseller agreements with SkyTel and Metrocall under which these parties market its eLink services to their customers. Motient has similar reseller agreements with additional national distribution partners.

      Emerging technology platforms. A variety of new technologies, devices and services will result in new types of competition for Motient in the near future. The emergence of new protocols such as the wireless access protocol, or WAP, and the Bluetooth protocol are expected to enable the use of the Internet as a platform to exchange information among people with different devices running on different networks. WAP defines a protocol for altering Internet sites to make their content more readily accessible to mobile user devices, where bandwidth is limited. Mobile telephone users have adopted this protocol. WAP provides Internet content access in a similar manner to Motient’s products. Bluetooth is a wireless networking technology that will enable communications between disparate devices in a home or office setting. Manufacturers such as Nokia, Ericsson and Qualcomm are developing mobile phones and devices to work with the WAP and Bluetooth protocols. Within the next few years, it is expected that new, so-called “2.5G” and “3G” technologies, new forms of CDMA, TDMA and GSM, will increase the data capabilities of voice and data services and may have a competitive impact on portions of Motient’s business.

      The growth in wireless data opportunities has led traditional hardware manufacturers and software developers to invest in technologies that will allow the migration of core products and services to a mobile environment. Companies like IBM, Oracle, Siebel, Sun and Lucent have made significant investments in the area of mobility.

      The emergence of new technologies and new players expands Motient’s competitive environment. However, Motient believes these new technologies also offer more opportunity. For example, in the case of WAP, Motient has incorporated the protocol into Motient’s Yahoo! offering and its Internet and Intranet browser applications for use with Motient’s eLink service. Motient has also formed a strategic partnership with IBM to develop mobile services to be sold to IBM’s enterprise customers and users of Lotus Notes. Through IBM and other partners, Motient intends to be able to offer a full range of services—from simple wireless email to customized wireless data solutions—to Motient’s target customers in the enterprise market.

      Mobile Satellite Services. A number of companies are selling or developing mobile satellite services that compete with Motient’s satellite voice and data services. Motient does not currently view these mobile satellite services as competitors to the terrestrial component of its network because they lack the extensive urban and in-building coverage it provides.

      Motient faces competition in the limited satellite voice and data services market from several companies that utilize a variety of satellite technologies. TMI received permission in November 1999 from the FCC to offer mobile messaging services in the United States using its Canadian-licensed satellite. Its offerings are similar to many of Motient’s satellite voice and data services. Motient has agreed to combine its satellite communications business with TMI’s in Mobile Satellite Ventures. This transaction is subject to various conditions, and is not expected to close for at least six months. During the period prior to closing of this transaction, Motient expects to face competition from TMI in the United States in the mobile satellite services segment. Globalstar launched its satellite communications service in 2000, providing voice and data services in limited areas of the world, including the areas covered by Motient’s satellite. Globalstar’s system consists of a constellation of forty-eight low earth orbiting satellites that covers more than eighty percent of the globe. Although Globalstar offers or plans to offer global voice, fax, and data services, Motient does not currently foresee Globalstar providing a nationwide dispatch service similar to Motient’s or a data service in excess of 9600 bps. The Globalstar system is a more complex and expensive system than the satellite component of Motient’s network, and offers some advantages over Motient’s voice services, such as smaller handheld telephones, global coverage, and, in certain circumstances, reduced transmission delay. Globalstar’s subscriber growth, as publicly reported, has been slower than originally projected. In addition, Iridium Satellite LLC provides satellite voice services using a global satellite system.

      In addition to complex non-geosynchronous systems designed to provide mobile voice services, there are relatively simple “little” low earth orbit systems that would provide only low-speed packet data services. These systems, including ORBCOMM Global, L.P., and LEO One USA, have access to comparatively limited spectrum and are expected to compete for customers who require specialty applications such as asset tracking services for untethered trailers.

Employees

      On August 1, 2001, Motient had 468 employees. None of Motient’s employees is represented by a labor union. Motient considers its relations with its employees to be good.

Motient’s Investment in XM Radio

      In addition to its core wireless business, Motient has a significant investment in XM Radio. XM Radio is seeking to become a nationwide provider of digital quality audio entertainment and information programming transmitted directly by satellites to vehicle, home and portable radios. XM Radio owns one of two FCC licenses to provide a satellite digital audio radio service for the United States. XM Radio is developing its service, which it will call “XM Radio,” to provide a wide variety of music, news, talk, sports and other programming offering up to 100 distinctive channels.

      XM Radio has a separate management team and a business plan that are distinct from Motient’s core wireless business. To date, XM Radio has received substantially all of its required funding from independent sources in exchange for debt and equity interests in XM Radio. Motient is not required to provide any additional funding to XM Radio. Accordingly, Motient does not expect that development of the XM Radio business will have a material effect on Motient’s consolidated liquidity, capital resources or cash flows, except to the extent that XM Radio’s development affects the market value of the XM Radio stock Motient owns.

      For more details about XM Radio, its business and a discussion of certain risk factors related to its business plan, please see the prospectus, including supplements, included within XM Radio’s registration statement, File No. 333-47570, as well as XM Radio’s other reports filed with the SEC and available on the SEC’s website at www.sec.gov.

Regulation

      The satellite network and terrestrial two-way wireless data network used in Motient’s core wireless business are regulated to varying degrees at the federal, state, and local levels. Various legislative and regulatory proposals under consideration from time to time by Congress and the Federal Communications Commission, or FCC, have in the past materially affected and may in the future materially affect the telecommunications industry in general, and Motient’s wireless business in particular. The following is a summary of significant laws, regulations and policies affecting the operation of Motient’s core wireless business. In addition, many aspects of regulation at the federal, state and local level currently are subject to judicial review or are the subject of administrative or legislative proposals to modify, repeal, or adopt new laws and administrative regulations and policies. Neither the outcome of these proceedings nor their impact on Motient’s operations can be predicted at this time.

     General Regulatory Matters Applicable to Motient’s Wireless Business

      The ownership and operation of Motient’s satellite and terrestrial networks are subject to the rules and regulations of the FCC, which acts under authority established by the Communications Act of 1934 and related federal laws. Among other things, the FCC allocates portions of the radio frequency spectrum to certain services and grants licenses to and regulates individual entities using that spectrum. Motient operates pursuant to various licenses granted by the FCC.

      Motient is a commercial mobile radio service provider and therefore is regulated as a common carrier. Motient must offer service at just and reasonable rates on a first-come, first-served basis, without any unjust or unreasonable discrimination, and Motient is subject to the FCC’s complaint processes. The FCC has forborne from applying numerous common carrier provisions of the Communications Act to commercial mobile radio service providers. In particular, Motient is not subject to traditional public utility rate-of-return regulation, and is not required to file tariffs with the FCC for its domestic services.

      As a provider of interstate telecommunications services, Motient is required to contribute to the FCC’s universal service fund, which supports the provision of affordable telecommunications to high-cost areas, and the provision of advanced telecommunications services to schools, libraries, and rural health care providers. Under the FCC’s current rules, Motient is required to contribute a percentage of the end-user telecommunications revenues it derives from the retail sale of interstate telecommunications services. Currently excluded from a carrier’s universal service contribution base are end-user revenues derived from the sale of information and other non-telecommunications services and wholesale revenues derived from the sale of telecommunications. A significant portion of the terrestrial network revenue falls within the excluded categories, thereby reducing Motient’s universal service assessments. Current rules also do not require that Motient impute to its contribution base retail revenues derived when it uses its own transmission facilities to provide a service that includes both information service and telecommunications components. There can be no assurances that the FCC will retain the exclusions described herein or its current policy regarding the scope of a carrier’s contribution base. Motient may also be required to contribute to state universal service programs. The requirement to make these state universal service payments, the amount of which in some cases may be subject to change and is not yet determined, may have a material adverse impact on the conduct of Motient’s business.

      Motient is subject to the Communications Assistance for Law Enforcement Act, or CALEA. Under CALEA, Motient must ensure that law enforcement agencies can intercept certain communications transmitted over its networks. Motient must also ensure that law enforcement agencies are able to access certain call-identifying information relating to communications over Motient’s networks. The deadline for complying with the CALEA requirements and any rules subsequently promulgated was June 30, 2000. Motient has pending with the FCC a petition for an extension of the deadline with respect to certain of its equipment, facilities, and services and Motient has been working with law enforcement to arrive at an agreement on a further extension of this deadline and on an extension of the deadline for other Motient equipment, facilities, and services. Possible sanctions for noncompliance include substantial fines and possible imprisonment of company officials. It is possible that Motient may not be able to comply with all of CALEA’s requirements or do so in a timely manner. Where compliance with any requirement is deemed by the FCC to be not “reasonably achievable,” Motient may be exempted from such requirement. In addition, CALEA establishes a federal fund to compensate telecommunications carriers for all reasonable costs directly associated with modifications performed by carriers in connection with equipment, facilities, and services installed or deployed on or before January 1, 1995. For equipment, facilities, and services deployed after January 1, 1995, the CALEA fund is supposed to compensate carriers for any reasonable costs associated with modifications required to make compliance “reasonably achievable.” It is possible that all necessary modifications will not qualify for this compensation and that the available funds will not be sufficient to reimburse Motient. The requirement to comply with CALEA could have a material adverse effect on the conduct of Motient’s business.

      As a matter of general regulation by the FCC, Motient is subject to, among other things, payment of regulatory fees and restrictions on the level of radio frequency emissions of Motient’s systems’ mobile terminals and base stations. Any of these regulations may have an adverse impact on the conduct of Motient’s business.

      Motient’s FCC licenses are subject to restrictions in the Communications Act that (1) certain FCC licenses may not be held by a corporation of which more than 20% of its capital stock is directly owned of record or voted by non-U.S. citizens or entities or their representatives and (2) that no such FCC license may be held by a corporation controlled by another corporation, referred to as indirect ownership, if more than 25% of the controlling corporation’s capital stock is owned of record or voted by non-U.S. citizens or entities or their representatives, if the FCC finds that the public interest is served by the refusal or revocation of such license. However, with the implementation of the Basic Telecommunications Agreement, negotiated under the auspices of the World Trade Organization and to which the United States is a party, the FCC will presume that indirect ownership interests in our FCC licenses in excess of 25% by non-U.S. citizens or entities will be permissible to the extent that the ownership interests are from World Trade Organization-member countries. The Basic Telecommunications Agreement and this presumption regarding indirect ownership by non-U.S. citizens or entities do not apply to XM Radio’s satellite radio license. If the 25% foreign ownership limit is exceeded, the FCC could potentially take a range of actions which could harm Motient’s business.

     Motient’s Terrestrial Network

      Motient’s terrestrial network consists of base stations licensed in the 800 MHz business radio and specialized mobile radio services. The terrestrial network is interconnected with the public switched telephone network.

      The FCC’s licensing regime in effect when the majority of authorizations used in the terrestrial network were issued provided for individual, site-specific licenses. The FCC has since modified the licensing process applicable to specialized mobile radio licenses in the band. Specialized mobile radio licenses are now issued by auction in wide-area, multi-channel blocks. The geographic area and number of channels within a block vary depending on whether the frequencies are in the so-called “Upper 200”

specialized mobile radio channels, the “General Category,” or the “Lower 80.” In addition, wide-area auction winners in the Upper 200 have the right to relocate incumbent licensees to other “comparable” spectrum. Auction winners in the General Category and Lower 80 do not have these same relocation rights and must afford protection to incumbent stations. Incumbent stations may not, however, expand their service areas.

      Wide-area auction winners have substantial flexibility to install any number of base stations including, in the case of the General Category and Lower 80 channels, base stations that operate on the same channels as incumbent licensees. Motient was an incumbent in the Upper 200 and remains an incumbent on certain General Category channels. Motient is also a General Category and Lower 80 auction winner. Although the FCC requires General Category and Lower 80 geographic licensees to protect incumbents from interference, there is some concern that such interference may occur and that practical application of the interference-protection rules may be uncertain.

      Motient believes that it has licenses for a sufficient number of channels to meet its current capacity needs on the terrestrial network. Motient recently received authorizations for 33 wide-area licenses won in the General Category auction. Motient was also the high bidder on two Lower 80 licenses. To the extent that additional capacity is required, Motient may participate in other upcoming auctions or acquire channels from other licensees. As part of its new licensing regime, the FCC permits wide-area geographic licensees, with prior FCC approval, to assign a portion of their spectrum or a portion of their geographic service area, or a combination of the two, to another entity. While this authority may increase Motient’s flexibility to acquire additional base stations, the practical utility of these options is uncertain at this time.

      Motient operates the terrestrial network under a number of waivers involving the FCC’s technical rules, including rules on station identification, for-profit use of excess capacity, system loading, and multiple station ownership. Several of these waivers were first obtained individually by IBM and Motorola, which operated separate wireless data systems until forming the ARDIS joint venture in 1990. The FCC incorporated a number of these waivers into its regulations when it implemented Congress’s statutory provision creating the commercial mobile radio service classification, and Motient no longer requires those waivers. As of March 3, 1999, Motient completed its planned construction of base stations for which extended implementation was granted by the FCC in 1996.

     Motient’s Satellite Network

      Motient is licensed by the FCC to provide a broad range of mobile voice, data and dispatch services via satellite to land, air and sea-based customers in a service area consisting of the continental United States, Alaska, Hawaii, Puerto Rico, the U.S. Virgin Islands and U.S. coastal waters and airspace. Motient is also authorized to provide fixed site voice and data services via satellite to locations within this service area, so long as such services remain incidental to Motient’s mobile communications services. Motient is authorized to build, launch and operate three geosynchronous satellites in accordance with a specified schedule. Motient is not in compliance with the schedule for commencement and construction of its second and third satellites and it has petitioned the FCC for changes to the schedule. Certain of these extension requests have been opposed by third parties. The FCC has not acted on Motient’s requests. The FCC has the authority to revoke the authorizations for the second and third satellites and, in connection with such a revocation, could exercise its authority to rescind Motient’s license. Motient believes that the exercise of such authority to rescind the license is unlikely. The term of the license for each of Motient’s three authorized satellites is ten years, beginning when Motient certifies that the respective satellite is operating in compliance with the license. The ten-year term of the license for MSAT-2 began August 21, 1995. Although Motient anticipates that the authorizations are likely to be extended in due course to correspond to the useful lives of the satellites and that new licenses will be granted for replacement satellites, there is no assurance of such extension or grant.

      On January 16, 2001, Motient amended its pending application with the FCC to launch and operate a second-generation mobile satellite system in numerous respects to seek FCC approval for the transactions involving Mobile Satellite Ventures, including the combination of Motient’s satellite communications business with TMI Communications and Company, Limited Partnership. First, Motient applied to assign its existing FCC licenses and authorizations and pending applications to a new company, Mobile Satellite Ventures Subsidiary LLC, that will be a wholly owned subsidiary of a company jointly owned by Motient; TMI, the operator of the Canadian-licensed system; and a group of new investors. Because the indirect foreign ownership of subsidiary will exceed 25%, Motient has also asked the FCC for a declaratory ruling that indirect foreign ownership in subsidiary in excess of 25% is in the public interest. Motient also proposed to modify its existing FCC licenses and authorizations and pending applications to allow Motient and the subsidiary to operate with MSAT-1, the satellite licensed to TMI, as well as MSAT-2. Finally, Motient sought FCC authority to launch and operate a next-generation mobile satellite system, which will include the deployment of satellites and terrestrial base stations operating in the same frequencies as an integrated network. In addition to Motient’s application, TMI has applied to assign its FCC licenses to the subsidiary. Both Motient’s application and TMI’s application have been opposed by a number of parties, including Inmarsat Ventures plc and various terrestrial wireless service providers. Inmarsat argues that Motient’s proposed use of terrestrial base stations will cause unacceptable interference to its and other L-band satellites and to GPS operations. The terrestrial wireless service providers argue that the FCC should reallocate MSS spectrum in the L-band to terrestrial-only use. One party argued that the combination of our satellite business with that of TMI will decrease competition. There is no guarantee that the FCC will grant these applications. In addition, Mobile Satellite Ventures (Canada) Inc., in which Motient will have a minority interest, has applied to the Canadian government to operate the replacement satellite for MSAT-1. There is no guarantee that the Canadian government will approve this application.

      In response to Motient’s application as well as the requests of other MSS providers, the FCC adopted a Notice of Proposed Rulemaking in August 2001 seeking comment on (i) whether to allow MSS providers to integrate terrestrial base stations into their networks to supplement their satellite service; and (ii) whether to allow any operator to provide terrestrial service in the MSS bands, including the L-band, that could either be offered in conjunction with MSS or as an alternative mobile service.

      MSAT-2 is designed to operate over the 1530-1559/1631.5-1660.5 MHz bands, referred to as the “L-band.” Motient is currently licensed to operate in the 1544-1559/1645-1660.5 MHz bands, referred to as the “upper L-band.” The FCC has designated Motient as the licensee for both MSS and Aeronautical Mobile Satellite (Route) Service, or AMS“R”S. AMS“R”S includes satellite communications related to air traffic control, as well as aeronautical safety-related operational and administrative functions. As a condition to its authorization, Motient is required by the FCC to be capable of providing priority and preemptive access for AMS“R”S traffic in the upper L-band and to be interoperable with and capable of transferring AMS“R”S traffic to international and foreign systems providing such service. Motient currently anticipates it will be able to meet these requirements without any material adverse effect on Motient’s business. If Motient is unable to meet these requirements, the FCC may authorize and give priority spectrum access to one or more additional satellite systems that meet the specified requirements.

      Motient has applied for authorization to operate in the 1530-1544/1631.5-1645.5 MHz band, referred to as the “lower L-band.” If Motient is assigned spectrum in the lower L-band, it will be required by the FCC to provide similar priority and preemptive access in that spectrum to maritime distress and safety communications. With respect to Motient’s mobile voice terminals, Motient currently anticipates it will be able to meet this requirement without any material adverse effect on its business. The Federal Aviation Administration filed comments, however, in connection with Motient’s application to operate up to 30,000 mobile data terminals that were transitioned from leased space segment to MSAT-2 in late 1995, stating its concern that the mobile data terminals cannot be operated in compliance with Motient’s obligation to provide priority and preemptive access in the upper L-band. The FAA has proposed that Motient operate the mobile data terminals in the lower L-band. Motient has received successive six-month grants of special temporary authority, under a two-year waiver of the FCC’s rules on priority and preemptive access, to operate up to 15,100 mobile data terminals in the lower L-band. This number was increased to 33,100 terminals pursuant to Motient’s acquisition of the mobile data equipment and services previously licensed to Rockwell. The two-year waiver expired on August 1, 1997, but remains in effect while Motient’s request for a two-year extension of that waiver is pending at the FCC. Motient will need additional authority to increase the number of mobile data terminals that it is authorized to operate to achieve planned growth in its data services, and on July 27, 1999, Motient applied for authority to operate an additional 36,900 mobile terminals in the lower L-band. Motient will also need the FCC to grant it or another entity authority to operate over Motient’s space segment to operate mobile data terminals with a different transmission design than those operated under Motient’s current lower L-band authorization. Transmissions from these terminals require a wider bandwidth than do transmissions from Motient’s existing terminals. Motient was granted a six-month special temporary authority to operate up to 10,000 of these mobile data terminals on February 12, 1999. Motient has since assigned this special temporary order to VISTAR Telecommunications, Inc., the manufacturer of these wider-bandwidth mobile data terminals. VISTAR has applied for a blanket license to operate up to 100,000 of these terminals using Motient’s satellite. There can be no assurance that Motient or others will continue to receive authority to operate these mobile data terminals or other mobile terminals in the lower L-band over Motient’s space segment.

      Motient’s mobile terminal authorizations are subject to compliance with certain requirements regarding interference protection to the global positioning system. With the consent of the FAA, the FCC granted Motient’s application subject to certain conditions, including that the grant may be modified after the interference issue is studied. The FCC is now proposing to impose more stringent limits on the out-of-band emissions from certain mobile terminals, including those used in connection with Motient’s system, to protect the global positioning system and the Russian global navigation satellite system. Some of Motient’s existing mobile terminals may not comply with this proposed standard. Under the FCC’s proposal, all mobile terminals commissioned after January 1, 2002 must comply with this new limit, and any terminals not meeting the new specifications must be retired or retrofitted by 2005. While Motient believes that it will be able to comply with the proposed 2002 deadline for newly commissioned terminals, it has opposed the 2005 deadline for the retirement or retrofitting of existing, non-compliant terminals. If adopted by the FCC, this policy could have a material adverse effect on Motient’s business.

      Motient’s license authorizes MSAT-2 to operate using certain telemetry, transfer and control frequencies in the Ku-band. Motient operates MSAT-2 at the 101 degrees W.L. orbital location. GE American Communications, Inc. also operates a satellite at the 101 degrees W.L. orbital location. Motient and GE American have an agreement covering MSAT-2 that may require Motient to modify its operations or make certain payments to GE American if Motient’s operations cause interference to those of GE American. While there can be no assurances, Motient does not anticipate any interference in the operations of MSAT-2 and those of GE American.

      Motient’s subscriber equipment will operate in L-band frequencies that are limited in available bandwidth. The feeder-link earth stations and the network communications controller of the communications ground segment operate in the more plentiful fixed satellite service Ku-band frequencies. Of the 30 MHz in the upper L-band frequencies, Motient is currently licensed to operate in the 1544-1559/ 1645.5-1660.5 MHz bands. Of the 30 MHz assigned to Motient by the FCC, one MHz is limited to AMS“R”S and one-way paging and two MHz are limited to distress and safety communications. Motient does not plan to operate on these three MHz of bandwidth.

      In June 1996, the FCC issued a notice of proposed rulemaking proposing to assign to Motient the first 28 MHz of internationally coordinated L-band spectrum from either the upper or lower portion of the MSS L-band. Under the FCC’s proposal, Motient would have first priority access to use the lower L-band spectrum as necessary to compensate for spectrum unavailable for coordination in the upper L-band. In the event the United States is able to coordinate more than 28 MHz of L-band spectrum, the FCC has proposed allowing other applicants to apply for assignment of those frequencies. Certain entities have filed with the FCC petitions to deny Motient’s application and comments opposing the assignment of additional frequencies to Motient. While there can be no assurances, Motient believes the FCC is likely to grant its application.

      In the Ku-band frequencies, Motient is currently licensed to operate MSAT-2 using 200 MHz within the 10.75-10.95 GHz band for downlink transmissions and 200 MHz within the 13.0-13.15 GHz and 13.2-13.25 GHz bands for uplink transmissions. On November 29, 2000, Globalstar, L.P. filed an application to operate a satellite at 101 degrees W.L. using 250 MHz within the 10.75-10.95 GHz and 11.2-11.45 GHz bands for downlink transmissions and 250 MHz within the 12.75-13.25 GHz band for uplink transmissions. Motient has opposed Globalstar’s application because its proposed frequencies could conflict with Motient’s current operations. In addition, on December 14, 2000, Motient applied for authority to operate using an additional 250 MHz of spectrum within the 11.2-11.45 GHz band for downlink transmissions and an additional 250 MHz within the 12.75-13.00 GHz band for uplink transmissions. Motient also opposed Globalstar’s application because its proposed frequencies could conflict with Motient’s proposed operations pursuant to this application. In July 2001, the FCC rejected Globalstar’s request for Ku-band frequencies to the extent that these frequencies conflicted with the Ku-band frequencies currently licensed to Motient. The FCC also decided that Globalstar’s request for Ku-band frequencies were potentially mutually exclusive with the additional Ku-band frequencies Motient had requested and, therefore, the FCC deferred action on both Motient’s and Globalstar’s requests until the potential for mutual exclusivity could be resolved.

      Spectrum availability, particularly in the L-band, is a function not only of how much spectrum is assigned to Motient by the FCC, but also the extent to which the same frequencies are used by other systems in the North American region, and the manner of such use. All spectrum use must be coordinated with other parties that are providing or plan to provide mobile satellite-based communications in the same geographical region using the same spectrum. At this time, the other parties with which spectrum use must be coordinated include Canada, Mexico, the Russian Federation and Inmarsat. In addition, a new Japanese system proposes to operate in a manner that would interfere with Motient’s system and other systems in this region, and this Japanese system’s spectrum use will have to be coordinated with these regional operators.

      Use of the spectrum is determined through a series of negotiations between the United States government and the other user agencies, pursuant to the rules and regulations of the International Telecommunication Union. For the past several years, each of the countries and international organizations that have used or will use L-band frequencies within the North American region have met regularly to negotiate and coordinate their current and future use of that spectrum. This international coordination process is not yet complete and there has been no spectrum sharing arrangement since the end of 1999. In the absence of a coordination agreement, Motient must operate its system on a non-interference basis.

      Motient estimates that international coordination will make approximately 20 MHz of L-band spectrum available to the United States for MSAT-2. Since the coordination process involves many parties and there is uncertainty about the total outcome, the actual amount of spectrum available may be less than that estimated. The operation of the new Japanese system may have the effect of further reducing our access to spectrum. Some of the spectrum that may be available to Motient may include a portion of the 28 MHz lower L-band spectrum adjacent to the frequencies already assigned to Motient by the FCC.

      The International Telecommunications Union Radio Regulations include a table of frequency allocations that prescribe the permitted uses of the radio spectrum. As a result of the International Telecommunications Union satellite plan for parts of the Ku-band, there also may be restrictions on our ability to deploy feederlink earth stations in Alaska, Hawaii, Puerto Rico, and the U.S. Virgin Islands.

      During the course of Motient’s FCC licensing process and several times since, the FCC has stated that there is only enough spectrum in the MSS L-band for the FCC to authorize a single mobile satellite services system to provide service in the United States. On November 30, 1999, however, the FCC granted two applications to use TMI’s Canadian-licensed system to provide service in the United States to up to 125,000 mobile terminals. TMI’s system operates in the MSS L-band and has a satellite footprint that covers the United States. Motient appealed the FCC’s grant of these applications to the United States Court of Appeals for the D.C. Circuit, but the court upheld the FCC’s grant. TMI’s entry into the domestic U.S. marketplace may increase TMI’s demand for spectrum in the international coordination process and otherwise make it more difficult for Motient to secure access to 20 MHz of spectrum. Since the initial grant to use TMI’s system, the FCC has granted an additional application to use TMI’s system and may grant others.

      The FCC may authorize other foreign-licensed L-band systems to provide service to domestic U.S. customers. There are a number of applications pending before the Commission to access Inmarsat, licensed by the United Kingdom, to provide service in the United States. Motient has opposed these applications on a number of grounds, including Inmarsat’s failure to comply with the Open-Market Reorganization for the Betterment of International Telecommunications Act, referred to as the ORBIT Act, which sets certain criteria which Inmarsat must meet before entering the U.S. domestic market. There is no assurance that Motient’s opposition to these applications will be successful. Inmarsat’s entry into the domestic U.S. marketplace may increase Inmarsat’s demand for spectrum in the international coordination process and otherwise make it more difficult for Motient to secure access to 20 MHz of spectrum.

      Motient is operating under waivers of certain FCC rules. In 1996, the FCC issued an order requiring all commercial mobile radio service providers to offer what are known as enhanced 9-1-1 services including the ability to automatically locate the position of all transmitting mobile terminals. Motient would not have been able to offer this automatic location information without adding substantially to the cost of Motient’s mobile equipment and reconfiguring its communications ground segment software. The FCC decided not to impose specific new requirements on mobile satellite services providers, including Motient, at that time. The FCC did state its expectation that such providers eventually would be required to provide “appropriate access to emergency services.” In December 2000, the FCC initiated a proceeding seeking comment on whether to eliminate the exception allowed mobile satellite services providers from the requirement to provide enhanced 9-1-1 services. A decision to impose this requirement on mobile satellite services providers could have a material adverse effect on Motient’s business.

      The FCC enacted rate integration regulations pursuant to Section 254(g) of the Communications Act which requires that providers of interstate interexchange telecommunications services charge the same rates for these services in every state, including Puerto Rico and the U.S. Virgin Islands. Motient has opposed the imposition of this rate integration requirement on its mobile satellite services system, so that it may preserve the flexibility to charge more for service in areas covered by satellite beams that require more satellite power. The FCC has denied Motient’s request for a permanent exemption from its rate integration requirement, but has not yet ruled on Motient’s request for a temporary waiver of a year or more. The FCC has granted Motient an interim waiver from its rate integration requirement until its decision on Motient’s temporary waiver request. In July 2000, the United States Court of Appeals for the District of Columbia Circuit vacated the FCC’s decision that the rate integration provision of the Communications Act applies to commercial mobile radio service providers. The FCC has not yet acted in response to the court’s ruling.

Properties

      Motient leases approximately 94,000 square feet at its headquarters in Reston, Virginia for office space and for use as its network operations center. The lease has a term which runs through August 3, 2003, which may be extended at Motient’s election for an additional five years. In addition, Motient leases a back-up Ku-band radio frequency facility in Alexandria, Virginia. Motient also leases approximately 86,000 square feet for office space and an operations center in Lincolnshire, Illinois, the lease for which expires December 31, 2005 (which may be extended at Motient’s election for an additional five years). Motient also leases site space for nearly 2,000 base stations and antennae across the country for the terrestrial network under one-to five-year lease contracts with renewal provisions.

Legal Proceedings

      Motient and Rare Medium are aware of a number of purported class action lawsuits that have been filed by the holders of Rare Medium common stock in the Court of Chancery of the State of Delaware and the New York State Supreme Court challenging the proposed merger. Thus far, Motient and Rare Medium are aware of seventeen complaints that have been filed, including: Augenbaum v. Meyers, et al., Del. Ch., C.A. No. 18879-NC; Kohn v. Meyers et al., Del. Ch., C.A. No. 18880-NC; Friedman v. Meyers, et al., Del. Ch., C.A. No. 18881-NC; Chichester v. Rare Medium Group, Inc., et al., Del. Ch., C.A.

No. 18884-NC; Gill v. Meyers, et al., Del. Ch., No. 18892-NC; Stoopler v. Meyers, et al., Del. Ch., C.A. No. 18897-NC; Lipsky v. Stasior, et al., Del. Ch., No. 18902-NC; Brown v. Meyers, et al., Del. Ch., No. 18903-NC; Weiss v. Meyers, et al., Del. Ch., No. 18904-NC; Gross v. Meyers, et al., Del. Ch., 18905-NC; Blackmon v. Meyers, et al., Del. Ch., C.A. No. 18906-NC; Gordon v. Meyers, et al., Del. Ch., C.A. No. 18911-NC, Brickell Partners v. Rare Medium Group, Inc., et al., N.Y.S. Index No. 01602694; Loeffelbein, et al., v. Stasior, et al., Del. Ch., C.A. No. 18939-NC; Laderer v. Meyers, et al., Del Ch., C.A. No. 18940-NC; Farber v. Meyers, et al., Del. Ch., C.A. No. 18945-NC; and Dartmouth Capital Advisors, Inc. and C.S. McKee & Company v. Meyers, et al., Del. Ch., C.A. No. 18951-NC. All of the complaints name Rare Medium, and members of Rare Medium’s board of directors, as defendants. Most of the complaints name the holders of Rare Medium preferred stock, and certain of their affiliated entities, as defendants, and some of the complaints name Motient as a defendant.

      On June 22, 2001, the Delaware court entered an order to consolidate the sixteen Delaware lawsuits for all purposes into a single purported class action, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879 NC. Under the terms of the order, Ram Yariv was added as an additional party plaintiff. The law firms of Abraham and Paskowitz; Bull & Lifshitz, LLP; Bernstein Liebhard & Lifshitz LLP; Kirby McInerney & Squire LLP, Stull, Stull & Brody; Weiss & Yourman; Wolf Popper LLP; Milberg Weiss Bershad Hynes & Lerach LLP; Law Offices of Peter Fischbein; Law Offices of Bernard M. Gross, P.C.; Berger & Montague, P.C.; Barrack, Rodos & Bacine; Schiffrin & Barroway LLP; Law Offices of Curtis V. Trinko LLP; Shapiro Haber & Urmy LLP; Law Office of Alfred G. Yates, Jr.; and Rabin & Peckel LLP were designated as plaintiffs’ Committee of the Whole, the law firm of Milberg Weiss Bershad Hynes & Lerach LLP was designated as plaintiffs’ Lead Counsel, and the law firm of Rosenthal Monhait Gross & Goddess, P.A. was designated as plaintiffs’ Delaware Liaison Counsel. The complaint in Loeffelbein, et al. v. Stasior, et al., C.A. No. 18930 NC was designated as the complaint in the consolidated action.

      On August 7, 2001, a Consolidated Amended Class Action Complaint was filed in Delaware Chancery Court on August 7, 2001. The Delaware Court has not yet certified the consolidated lawsuit as a class action.

      Both the Consolidated Amended Class Action Complaint and the complaint in the New York lawsuit allege that the defendants breached duties allegedly owed to the holders of Rare Medium common stock in connection with the merger agreement. Specifically, the complaints allege, among other things, that: (1) the holders of Rare Medium preferred stock engaged in self-dealing in the proposed merger; and (2) the Rare Medium board of directors allegedly breached its fiduciary duties by agreeing to distribute the merger consideration differently among holders of Rare Medium’s common and preferred shares. The Consolidated Amended Class Action Complaint also alleges that Motient and Rare Medium failed to adequately disclose all material information in this joint proxy statement/prospectus. The complaints in both lawsuits also allege that Motient and the holders of Rare Medium preferred stock aided and abetted the supposed breaches of fiduciary duties.

      The lawsuits seek to stop the merger and/or to obtain an award of monetary damages. Specifically, the plaintiffs seek, among other things: (1) a declaration that the complaints are properly maintainable as a class action; (2) injunctive or rescissory relief; (3) unspecified monetary damages; (4) attorney’s fees, costs, and expenses; (5) other and further relief the Court deems proper.

      Motient and Rare Medium plan to contest these lawsuits vigorously. Motient and Rare Medium filed motions to dismiss the Delaware lawsuit before the Consolidated Amended Class Action Complaint was filed, and will supplement their motions as appropriate in response to the new complaint.

      Motient has not yet been served with process in the New York lawsuit. Rare Medium and the holders of Rare Medium preferred stock have been served with process and have filed motions to dismiss or stay the New York lawsuit. The return date for these motions to be heard by the New York court is September 10, 2001.

Exchange Offer for Motient Options

      On July 26, 2001, Motient’s board of directors authorized an exchange offer for the company’s outstanding stock options. Under the exchange offer, Motient will offer to exchange all outstanding options to purchase shares of its common stock held by current employees and directors under the Motient Stock Award Plan and the Motient 1999 Stock Option Plan for Non-Employee Directors in exchange for shares of restricted common stock of Motient. The shares of restricted stock will be subject to forfeiture and certain other restrictions, and will vest in accordance with agreements to be entered into between Motient and each option holder electing to participate in the exchange offer. The number of shares of restricted stock to be granted to each participating option holder will equal to the number of shares subject to such option holder’s exchanged options multiplied by 0.75. Motient will complete the exchange offer prior to the completion of the merger and the exchange offer will not affect the Rare Medium options to be converted in the merger.

MOTIENT SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following selected consolidated financial information should be read in conjunction with Motient’s consolidated financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus, and the information contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Motient.” The consolidated balance sheet data and the consolidated statement of operations data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 are derived from the consolidated financial statements of Motient, which were audited by Arthur Andersen LLP, independent public accounts. Arthur Andersen’s report on the financial statements includes an explanatory paragraph with respect to the uncertainty regarding Motient’s ability to continue as a going concern as discussed in Note 1 to the financial statements. The consolidated balance sheet data as of June 30, 2001 and the consolidated statement of operations data for the six months ended June 30, 2000 and 2001 are derived from the unaudited consolidated financial statements of Motient, which have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods. The results of operations for interim periods are not necessarily indicative of a full year’s operations.

						Six Months Ended
	Years Ended December 31,					June 30,

	1996	1997	1998	1999(1)	2000(1)	2000(1)	2001

	(In thousands, except subscriber, per share and revenue per unit data)

Statement of Operations Data:

Revenues:

Services	$9,201	$20,684	$57,994	$67,653	$73,479	$35,373	$37,522

Equipment	18,529	23,530	29,227	23,418	26,372	12,486	9,542

Total Revenue	27,730	44,214	87,221	91,071	99,851	47,859	47,064

Cost of service and operations	30,471	31,959	55,781	69,258	75,528	36,792	37,764

Cost of equipment sold	31,903	40,335	30,449	29,527	32,843	13,205	16,570

Sales and advertising	24,541	12,066	19,159	23,125	35,454	13,846	14,592

General and administrative	17,464	14,819	17,332	40,336	97,626	40,577	11,194

Satellite and related assets impairment	—	—	—	97,419	—	—	—

Depreciation and amortization	43,390	42,430	52,707	55,798	38,812	18,288	17,385

Operating loss	(120,039)	(97,395)	(88,207)	(224,392)	(180,412)	(74,849)	(50,441)

Interest and other income	552	1,122	4,372	8,464	31,379	15,153	413

Interest expense	(15,151)	(21,633)	(53,771)	(65,928)	(62,455)	(31,010)	(30,250)

Gain on sale of transportation business	—	—	—	—	5,691	—	—
Loss on Rare Medium

Note call option	—	—	—	—	—	—	(13,800)

Gain (loss) on notes to/from related party	—	—	—	(37,318)	36,779	36,779	—

Equity in loss of XM Radio	—	(1,301)	(12,960)	(6,692)	—	—	(23,327)

Minority interest	—	—	—	7,067	33,429	10,683	—

Net loss before extraordinary item, XM

Radio Preferred Dividend and Beneficial Conversion	(134,638)	(119,207)	(150,566)	(318,799)	(135,589)	(43,244)	(117,405)

Extraordinary loss on extinguishment of debt	—	—	—	(12,132)	(3,035)	(417)	(1,925)

Net Loss	(134,638)	(119,207)	(150,566)	(330,931)	(138,624)	(43,661)	(119,330)

XM Radio preferred stock dividend and beneficial conversion	—	—	—	—	(49,519)	(1,251)	—

Net loss attributable to common shareholders	$(134,638)	$(119,207)	$(150,566)	$(330,931)	$(188,143)	$(44,912)	$(119,330)

Loss per share of Common Stock:

Loss before extraordinary item	$(5.38)	$(4.74)	$(4.94)	$(8.03)	$(3.75)	$(0.90)	$(2.36)

Extraordinary item	—	—	—	(0.30)	(0.06)	(0.01)	(0.04)

Net loss per common share	$(5.38)	$(4.74)	$(4.94)	$(8.33)	$(3.81)	$(0.91)	$(2.40)

Weighted average shares outstanding (000’s)	25,041	25,131	30,496	39,704	49,425	49,298	49,741

Other Financial and Operating Data:

Number of subscribers (end of period)	20,300	32,400	105,700	140,702	205,875	170,043	250,276

Average monthly revenue per unit (2)	$81	$65	$70	$43	$31	$38	$27

Depreciation and amortization	43,390	42,430	52,707	55,798	38,812	18,288	17,385

Capital expenditures	14,054	8,598	12,470	156,686	488,453	28,458	6,202

	As of December 31,					As of June 30,

	1996	1997	1998	1999	2000	2000	2001

Balance Sheet Data:

Cash and cash equivalents	$2,182	$2,106	$2,285	$51,474	$227,423	$271,980	$5,317

Property and equipment, net	267,863	233,174	246,553	116,516	175,706	138,596	106,610

Total assets	350,173	311,447	489,794	809,948	1,571,714	1,391,860	485,682

Total debt	144,601	221,288	477,672	477,610	725,546	722,274	473,745

Total stockholders’ equity (deficit)	158,700	46,131	(37,023)	(17,226)	12,884	29,492	(114,249)

1.	From the date of inception of XM Radio through July 7, 1999, Motient’s investment in XM Radio was accounted for pursuant to the equity method. On July 7, 1999, Motient acquired 100% of the voting interest in XM Radio; therefore, the results of XM Radio for the period from July 7, 1999 through December 31, 2000, have been consolidated in Motient’s financial statements. In January 2001, Motient relinquished control of XM Radio, and as a result, Motient’s investment in XM Radio was again accounted for pursuant to the equity method from January 1, 2001. Excluding the impact of the consolidation of XM Radio, Motient’s operating loss would have been $202.1 million and $101.9 million for the years ended December 31, 1999 and 2000, respectively, and $44.5 million for the six months ended June 30, 2000.

2.	Average monthly revenue per unit for the year ended December 31, 1996 was calculated on an average monthly basis after adjusting both subscribers and revenues to normalize for the acquisition, in late 1996, of the multi-mode product.

PRO FORMA FINANCIAL DATA

      The accompanying pro forma financial information gives effect to the following, as if the following transactions had been consummated on June 30, 2001, in the case of the Unaudited Pro Forma Consolidated Condensed Balance Sheet, and on January 1 of each of the periods presented in the case of the Unaudited Pro Forma Consolidated Condensed Statements of Operations:

•	Motient’s acquisition of all outstanding shares of capital stock and other equity securities of Rare Medium in exchange for 6.4 million shares of Motient Series A preferred stock, options to purchase 1.3 million shares of Motient Series A preferred stock, warrants to purchase 1.3 million shares of Motient Series A non-voting preferred stock, approximately $15.7 million of cash and 9 million shares of XM Radio common stock;

•	Motient’s repayment of $28.25 million outstanding under Motient’s bank facilities;

•	Motient’s issuance of two $25 million notes payable to Rare Medium in April and July 2001 in exchange for cash, the application of $12.25 million of the proceeds to repay indebtedness outstanding under Motient’s bank facilities and forgiveness of the notes pursuant to Motient’s acquisition of Rare Medium; and

•	A certain executive compensation agreement executed in conjunction with Motient’s acquisition of Rare Medium.

      Additionally, the accompanying pro forma financial information gives effect to the following transactions which occurred in the first quarter of 2001, as if the transactions had been consummated on January 1, 2000 in the case of the Unaudited Pro Forma Consolidated Condensed Statement of Operations for the year ended December 31, 2000:

•	Motient’s deconsolidation of the results of XM Radio resulting from its disposition of XM Radio stock and the change of control that occurred in the first quarter of 2001; and

•	Motient’s sale of an aggregate of 2 million shares of XM Radio stock in the first quarter of 2001 and the application of $8.5 million of the proceeds to repay indebtedness outstanding under Motient’s bank facilities.

      The pro forma consolidated condensed financial information is presented for illustrative purposes only and is not necessarily indicative of what Motient’s actual financial position and results of operations would have been had the foregoing transactions been consummated as of the above-referenced dates or of the financial position or results of operations that Motient may report in the future. In particular, please see the discussion of various factors that present risks and uncertainties about Motient’s and Rare Medium’s businesses and future prospects, under the heading “Risk Factors” in this joint proxy statement/prospectus.

      The following data should be read in conjunction with Motient’s Consolidated Financial Statements and related notes, and with Rare Medium’s Consolidated Financial Statements and related notes (as restated), included in this joint proxy statement/prospectus.

Motient Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Condensed Balance Sheet

	As of June 30, 2001

			Pro Forma		Motient
	Motient	Rare Medium	Adjustments		Pro Forma

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$5,317	$61,164	$(25,485	)(1)	$6,621
			25,000	(1)
			(25,000	)(1)
			(6,125	)(2)
			(28,250	)(3)

Short term investments	—	36,872	—		36,872

Cash, cash equivalents and short-term investments	5,317	98,036	(59,860)		43,493

Inventory	18,130	—			18,130

Accounts receivable, net of allowance for doubtful accounts	16,290	6,714			23,004

Work in process	—	616			616

Note due from Motient	—	25,125	25,000	(1)	—
			(50,125	)(4)

Embedded call option on note receivable from Motient	—	15,077	(15,077	)(4)	—

Deferred equipment costs	19,604	—	—		19,604

Other current assets	15,201	4,786	—		19,987

Total current assets	74,542	150,354	(100,062)		124,834

PROPERTY & EQUIPMENT IN SERVICE, net	106,610	16,107			122,717

INVESTMENT IN XM RADIO	218,832	—	(133,461	)(1)	85,371

INVESTMENT IN AFFILIATES	—	33,162			33,162

GOODWILL & OTHER INTANGIBLES, net	51,715	23,464	(11,180	)(1)	63,999

DEFERRED CHARGES & OTHER ASSETS, net	22,529	845	(891	)(5)	22,483

RESTRICTED INVESTMENTS	11,454	—	—		11,454

Total assets	$485,682	$223,932	$(245,594)		$464,020

The accompanying notes are an integral part of the pro forma financial statements.

Motient Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Condensed Balance Sheet

	As of June 30, 2001

			Pro Forma		Motient
	Motient	Rare Medium	Adjustments		Pro Forma

LIABILITIES & STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$43,721	$23,308			$67,029

Current portion of obligations under capital leases	3,651	—			3,651

Current portion of vendor financing	4,111	—			4,111

Note payable to Rare Medium	25,125	—	25,000(1)		—
			(50,125	)(4)

Rare Medium note embedded call option	15,077	—	(15,077	)(4)	—

Deferred equipment revenue	19,630	—			19,630

Other current liabilities	15,006	9,440			24,446

Total current liabilities	126,321	32,748	(40,202)		118,867

LONG-TERM LIABILITIES:

Obligations under bank financing	102,625	—	(6,125	)(2)	68,250
			(28,250	)(3)

Obligations under notes, net of discount	328,923	—			328,923

Capital lease obligations	7,060	—			7,060

Vendor financing commitment	2,250	—			2,250

Other long-term liabilities	32,752	1,851			34,603

Total long-term debt	473,610	1,851	(34,375)		441,086

Total liabilities	599,931	34,599	(74,577)		559,953

Rare Medium Series A Convertible Preferred Stock, net of unamortized discount of $47,966	—	53,519	(53,519	)(1)	—
STOCKHOLDERS’ (DEFICIT) EQUITY

Motient Series A preferred stock	—	—	23,633	(1)	23,633

Common stock, voting	498	637	(637	)(1)	498

Accumulated other comprehensive loss	—	(313)	313	(1)	—

Additional paid-in capital	971,532	528,470	(528,470	)(1)	979,520
			3,032	(1)
			580	(6)
			4,376	(7)

Deferred compensation	(84)	—	(290	)(6)	(374)

Common stock purchase warrants	81,773	—	(5,014	)(7)	80,737
			3,978	(1)

Unamortized guarantee warrants	(9,752)	—	638	(7)	(5,847)
			3,267	(5)

Treasury stock, at cost	—	(171)	171	(1)	—

Retained loss	(1,158,216)	(392,809)	392,809	(1)	(1,174,100)
			(4,157	)(5)
			(290	)(6)
			(196	)(1)
			(11,241	)(8)

Total stockholders’ (deficit) equity	(114,249)	135,814	(117,498)		(95,933)

Total liabilities, stockholders’ (deficit) equity, and minority interest	$485,682	$223,932	$(245,594)		$464,020

The accompanying notes are an integral part of the pro forma financial statements.

Motient Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Condensed Statement of Operations

	For the Six Months Ended June 30, 2001

			Pro Forma		Motient
	Motient	Rare Medium	Adjustments		Pro Forma

Revenues

Service and related revenues	$37,522	$19,949			$57,471

Sales of equipment	9,542	—			9,542

Total Revenue	47,064	19,949			67,013
Cost of service and operations

Cost of service and operations	37,764	24,155			61,919

Cost of equipment sold	16,570	—			16,570

Sales & advertising	14,592	5,474			20,066

General & administrative	11,194	30,940	$338	(24)	42,668
			196	(13)

Depreciation & amortization	17,385	19,694	(14,735	)(14)	22,344

Restructuring charge	—	21,929			21,929

Operating loss	(50,441)	(82,243)	14,201		(118,483)

Interest & other income	820	4,353	(1,403	)(17)	3,770

Loss on sale of XM Radio shares	(407)	—	—		(407)

Loss on investments in affiliates	—	(23,633)			(23,633)

(Loss) gain on embedded call option	(13,800)	13,800			—

Equity in loss of XM Radio	(23,327)	—	13,894	(15)	(9,433)

Interest expense	(30,250)	—	(291	)(16)	(26,591)

			1,403	(17)
			275	(18)
			2,272	(19)

Net loss before extraordinary item	$(117,405)	$(87,723)	$30,351		$(174,777)

Loss per share of common stock before extraordinary item(21)	$(2.36)				$(3.47)

Weighted-average common shares outstanding during the period	49,741		583	(6)	50,324

The accompanying notes are an integral part of the pro forma financial statements.

Motient Corporation and Subsidiaries

Unaudited Pro Forma Consolidated Condensed Statement of Operations

	For the Year Ended December 31, 2000

					Pro Forma		Motient
	Motient	Rare	Adjustments(9)		Adjustments		Pro Forma

Revenues

Service	$73,479	$106,472					$179,951

Sales of equipment	26,372	—					26,372

Total Revenue	99,851	106,472					206,323
Cost of service and operations

Cost of service and operations	75,528	66,100					141,628

Cost of equipment sold	32,843	—					32,843

Sales & advertising	35,454	25,800					61,254

General & administrative	97,626	92,002	(76,093	)(20)	387	(12)	114,118
					196	(13)

Depreciation & amortization	38,812	49,360	(4,517	)(20)	(40,870	)(14)	42,785

Operating loss	(180,412)	(126,790)	80,610		40,287		(186,305)

Interest & other income	31,379	9,471	(27,606	)(20)			13,244

Gain on sale of transportation assets	5,691	—					5,691

Unrealized gain on note payable to related party	36,779	—					36,779

Minority interest in XM Radio	33,429	—	(33,429	)(20)			—

Loss on investments in affiliates	—	(11,103)					(11,103)

Equity in loss of XM Radio	—	—	(70,574	)(20)	38,731	(15)	(23,622)
			8,221	(10)

Interest expense	(62,455)	—	1,305	(11)	(775	)(16)	(56,161)
					5,764	(19)

Net loss before extraordinary item	$(135,589)	$(128,422)	$(41,473)		$84,007		$(221,477)

Loss per share of common stock before extraordinary item (21)	$(2.74)						$(4.42)

Weighted-average common shares outstanding during the period	49,425				667	(6)	50,092

The accompanying notes are an integral part of the pro forma financial statements.

NOTES TO PRO FORMA FINANCIAL INFORMATION

      The Pro Forma Financial Information is based on the following assumptions and adjustments:

(1)	Reflects the acquisition of Rare Medium.

Total purchase consideration and transaction costs are estimated to be as follows:

Amount
($000’s)

6.4 million shares of Motient Series A preferred stock $3.71 per share (the closing price of Motient’s common stock on August 10, 2001, ($0.58) multiplied by the number of common shares into which the Convertible Preferred Stock would be converted)	$23,634

9 million shares of XM Radio Class A common stock at $13.58 per share (the closing price of XM Radio’s common stock on August 10, 2001) to be transferred to holders of Rare Medium preferred stock (the XM Radio stock’s carrying value was $133.5 million as of June 30, 2001)	122,220

Cash paid to holders of Rare Medium Series A Preferred Stock	15,730

Options to purchase 1.3 million shares of Motient Series A preferred stock issued to holders of Rare Medium options (the fair value, based on a Black-Scholes valuation)	2,836

Warrants to purchase 1.3 million shares of Motient Series A non-voting preferred stock issued to Rare Medium warrant holders (the fair value, based on a Black-Scholes valuation)	3,978

Estimated transaction fees	9,755

Total consideration	$178,153

The two $25 million notes issued to Rare Medium in April 2001 and July 2001 and associated embedded call option will be eliminated pursuant to Motient’s acquisition of Rare Medium.

The anticipated purchase consideration and transaction costs have been allocated for pro forma purposes as follows:

Amount
($000’s)

Cash and cash equivalents	$61,164

Short-term investments	36,872

Accounts receivable, trade— net of allowance	6,714

Work in process	616

Prepaid and other current assets	4,786

Other long term assets	845

Property and equipment in service, net	16,107

Investment in affiliates	33,162

Accounts payable and accrued expenses	(23,308)

Deferred revenue and other current liabilities	(9,440)

Other long-term liabilities	(1,851)

Net tangible assets acquired	125,667

Goodwill	52,486

Less Note Receivable from Motient	(40,202)

Less amount recorded by Rare Medium at June 30, 2001	(23,464)

Net reduction in goodwill	$(11,180)

The above purchase price allocation is preliminary and may change upon final determination, pursuant to an independent appraisal, of the fair value of net tangible and intangible assets acquired. We have not specifically determined amounts to assign to assets and liabilities; changes in the amounts allocated to tangible assets and liabilities or the identification of acquired intangible assets could result in changes to the amount of goodwill recorded.

For every $2.0 million reduction in the amounts assigned to the net tangible assets acquired, the aggregate amount assigned to goodwill and/or identifiable intangible assets will increase by $2.0 million. Assuming a preliminary amortization period of five years for identified intangible assets, each $2.0 million increase in identifiable intangible assets would increase amortization expense and pro forma net loss before extraordinary item and pro forma net loss per share of common stock before extraordinary item for the year ended December 31, 2000 by $400,000 and $0.01, respectively, and for the six months ended June 30, 2001, by $200,000 and $0.004, respectively. Pursuant to Statement of Financial Accounting Standard No. 142, which no longer permits amortization of goodwill but requires at least annual impairment assessments, each $2.0 million increase in goodwill would not increase amortization expense, pro forma net loss before extraordinary item or pro forma net loss per share of common stock before extraordinary item for any periods until such time as Motient determined an impairment to exist.

The pro forma statements do not include any amounts related to those notes, referred to as the deficiency notes, which will be required to be issued to holders of Rare Medium preferred stock if the value of the XM Radio stock and cash they receive upon consummation of the merger is less than $115 million. As of August 10, 2001, Motient would not be required to issue any deficiency notes as the value of the XM Radio Class A common stock and cash exceeds $115 million.

The market prices of Motient’s and XM Radio’s common stock are subject to change. The pro forma net loss before extraordinary item and pro forma net loss per share of common stock before extraordinary item assuming selected values for Motient’s and XM Radio’s common stock are as follows:

	Motient/XM Radio common stock price

	$0.58/$6.00	$0.58/$8.50	$0.58/$11.03*

Six months ended June 30, 2001:

Pro forma net loss before extraordinary item (in thousands)	$(177,494)	$(176,144)	$(174,777)

Pro forma net loss before extraordinary item per share	$(3.53)	$(3.50)	$(3.47)

Year ended December 31, 2000:

Pro forma net loss before extraordinary item (in thousands)	$(226,910)	$(224,210)	$(221,477)

Pro forma net loss before extraordinary item per share	$(4.53)	$(4.48)	$(4.42)

*	Represents the XM Radio common stock price below which Motient would be required to issue the deficiency notes.

	Motient/XM Radio common stock price

	$0.50/$13.58	$1.50/$13.58	$2.50/$13.58

Six months ended June 30, 2001:

Pro forma net loss before extraordinary item (in thousands)	$(174,731)	$(175,314)	$(175,897)

Pro forma net loss before extraordinary item per share	$(3.47)	$(3.48)	$(3.50)

Year ended December 31, 2000:

Pro forma net loss before extraordinary item (in thousands)	$(221,424)	$(222,091)	$(222,758)

Pro forma net loss before extraordinary item per share	$(4.42)	$(4.43)	$(4.45)

(2)	Reflects the application of $6.125 million of the proceeds from Motient’s issuance of the $25 million notes to Rare Medium in July 2001 to repay indebtedness under Motient’s bank facilities.

(3)	Reflects $28.25 million of cash that will be used to pay down indebtedness under Motient’s bank facilities.

(4)	Reflects the elimination of the two $25 million notes issued to Rare Medium in April 2001 and July 2001. Also reflects the elimination of the call option embedded in the notes issued by Motient to Rare Medium.

(5)	Reflects the write off of a pro rata share of financing fees and guarantor warrants associated with the required extinguishment of indebtedness under Motient’s bank facilities described in notes (2) and (3).

(6)	Reflects the issuance to an officer of Rare Medium 1 million shares of restricted common stock of Motient at $0.58 per share which is the closing price of Motient common stock as reported on the Nasdaq Stock Market on August 10, 2001. Fifty percent of these restricted shares are deemed to be fully vested at the closing of the merger.

(7)	Reflects the cancellation of guarantor warrants held by Baron Capital and Singapore Telecom as a result of the termination of their guarantees by the holders of Rare Medium preferred stock.

(8)	Reflects the loss on the transfer of 9 million of XM Radio stock to the holders of Rare Medium preferred stock as consideration for the acquisition of Rare Medium. The loss is calculated based on the difference between the market value of the XM Radio common stock on the date of the merger compared to Motient’s carrying value of $14.83 per share at June 30, 2001.

(9)	Reflects the pro forma adjustment for the following transactions that occurred in the first quarter of 2001:

•	Motient’s deconsolidation of the results of XM Radio resulting from its relinquishment of control of XM Radio in the first quarter of 2001; and

•	Motient’s sale of an aggregate of 2 million shares of XM Radio stock in the first quarter of 2001 and the application of the net proceeds of the offering to repay $8.5 million of indebtedness under Motient’s bank facilities.

(10)	Reflects the sale of an aggregate of 2 million shares of XM Radio stock sold in the first quarter of 2001 and the related change in Motient’s ownership and share of the losses of XM Radio recorded pursuant to the equity method.

(11)	Reflects the elimination of interest expense on Motient’s bank financings and amortization of related financing costs and guarantee warrants, associated with the placement of Motient’s bank loans, as a result of the repayment of $8.5 million of outstanding debt from the proceeds of the sale of an aggregate of 2 million shares of XM Radio stock in the first quarter of 2001.

(12)	Reflects the expense associated with the issuance to an officer of Rare Medium of 1 million shares of restricted common stock of Motient at $0.58 per share.

(13)	Reflects the expense associated with the modification to an original grant of options held by an officer of Rare Medium that became vested pursuant to a change of control provision in the officer’s employment agreement.

(14)	Reflects the elimination of goodwill amortization recorded by Rare Medium.

(15)	Reflects the reduction in Motient’s share of XM Radio losses associated with the transfer of 9 million XM Radio shares to the holders of Rare Medium preferred stock.

(16)	Reflects increased interest expense attributable to the repricing and issuance of additional guarantor warrants that occurred in April 2001 in conjunction with the note issued to Rare Medium in April 2001.

(17)	Reflects the elimination of interest and debt discount on the note issued to Rare Medium in April 2001.

(18)	Reflects the elimination of the amortization of the fees associated with the placement of the note issued to Rare Medium in April 2001.

(19)	Reflects the elimination of interest expense on Motient’s bank facilities and amortization of related financing costs and guarantee warrants, associated with the placement of Motient’s bank facilities, as a result of the repayment of $40.5 million of the outstanding debt as follows:

Amount

Proceeds from the notes issued to Rare Medium in April and July 2001	$12.25 million

Cash received in the Rare Medium merger	$28.25 million

(20)	Reflects the deconsolidation of the results of XM Radio for 2000. The change in Motient’s share of the losses of XM Radio recorded pursuant to the equity method of accounting, including Motient’s share of XM Radio preferred stock dividends and beneficial conversion charges previously reflected on a consolidated basis as an increase in losses attributable to holders of common stock.

(21)	Loss per share of common stock before extraordinary item does not give effect to preferred stock dividends, amortization of discount and beneficial conversion charges related to the preferred stock of Rare Medium.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF MOTIENT

General

      This section provides information which Motient believes is relevant to an assessment and understanding of its financial condition and consolidated results of operations. The discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this joint proxy statement/prospectus. Motient has four wholly-owned subsidiaries which, for purposes of this discussion, are referred to as the core wireless business. For purposes of this discussion, Motient and the wholly-owned subsidiaries are referred to, on a consolidated basis, as Motient.

      As of December 31, 2000, Motient also owned a controlling interest in three other subsidiaries through XM Satellite Radio Holdings Inc., referred to along with its subsidiaries as XM Radio. As a result, XM Radio is consolidated with Motient through December 31, 2000. As described below, as of January 1, 2001, Motient was no longer required to consolidate the results of XM Radio.

      Motient also has an 80% interest in Mobile Satellite Ventures LLC, which is not consolidated with Motient.

Core Wireless Business

      Motient is a nationwide provider of two-way mobile communications services principally to business-to-business customers and enterprises. Motient provides its eLinkSM brand two-way wireless email services to customers accessing email through corporate servers, Internet service providers, mail service provider accounts and paging network suppliers. Motient also offers BlackBerryTM by Motient, a solution specifically designed for large corporate accounts operating in a Microsoft Exchange environment. BlackBerry is a popular wireless email solution developed by Research In Motion and is being provided on Motient’s network under license from Research In Motion. Together, Motient considers these two-way mobile communications services to be its core wireless business. For a more detailed description of Motient’s core wireless business or other businesses, see “Information About Motient and MR Acquisition Corp.”

     Sale of Retail Transportation Business

      In an effort to focus its business on providing wireless data services, Motient sold the assets comprising its retail transportation business to Aether Systems, Inc. on November 29, 2000. Aether acquired all of the assets used or useful in the retail transportation business, and assumed the related liabilities. Aether also purchased the existing inventory in the business, and was granted a perpetual license to use and modify any intellectual property owned by or licensed to Motient in connection with the retail transportation business. See “Information About Motient and MR Acquisition Corp.—History—Sale of Transportation Business to Aether Systems, Inc.” for further details of this transaction.

     XM Radio

      As of December 31, 2000, Motient had an equity interest of approximately 33.1%, or 21.3% on a fully diluted basis, in XM Radio, a public company; and, as of December 31, 2000 Motient controlled XM Radio through its board of director membership and common stock voting rights. As a result, all of XM Radio’s results for the calendar year 2000 have been included in Motient’s consolidated financial statements. In January 2001, pursuant to Federal Communication Commission, or FCC, approval authorizing Motient to relinquish control of XM Radio, the number of directors that Motient appointed to XM Radio’s board of directors was reduced to less than 50% of XM Radio’s directors, and Motient converted a portion of its super-voting Class B common stock of XM Radio to Class A common stock. As a result, Motient ceased to control XM Radio, and, as of January 1, 2001, it has accounted for its investment in XM Radio pursuant to the equity method. As of June 30, 2001, Motient had an equity interest of approximately 25.2% (14.8% on a fully diluted basis) in XM Radio.

     Mobile Satellite Ventures

      On June 29, 2000, Motient formed a new joint venture subsidiary, Mobile Satellite Ventures, in which it owns 80% of the membership interests. The remaining 20% interests in Mobile Satellite Ventures are owned by three investors controlled by Columbia Capital, Spectrum Equity Investors LP, and Telcom Ventures L.L.C. Mobile Satellite Ventures is using Motient’s existing satellite network to conduct research and development activities and exploring the technical, strategic, and market potential of new wireless voice and data communications services.

      In January 2001, Motient entered into an agreement, subject to certain conditions, to amend in several respects the terms of its June 2000 transaction involving Mobile Satellite Ventures. First, the investors agreed, subject to certain conditions, to invest an additional $50 million to become, in the aggregate, the owners of 40% of the outstanding interests of Mobile Satellite Ventures. The investors will also have an option, exercisable through June 29, 2002, for an additional $40 million, to increase their ownership in Mobile Satellite Ventures to 50.66%, with each individual investor’s stake being less than 20%. Second, upon closing of the transaction, TMI Communications and Company Limited Partnership, the Canadian satellite services provider, will contribute its satellite communications business assets to Mobile Satellite Ventures, along with Motient’s satellite business assets. TMI will become the owner of approximately 27% of the outstanding equity of Mobile Satellite Ventures. Upon closing of these transactions, which is not scheduled to occur until FCC approval is received, Motient will sell its remaining satellite assets to Mobile Satellite Ventures, and will own approximately 33% of the outstanding interests and be the largest single holder of Mobile Satellite Ventures equity.

Overview

      Motient’s significant acquisitions in recent years, the sale of the retail transportation assets to Aether in 2000, and the impact of consolidating the results of XM Radio for 2000, make period to period comparison of its financial results less meaningful, and therefore, you should not rely on them as an indication of future operating performance.

      Motient has incurred significant operating losses and negative cash flows in each year since it started operations, due primarily to start-up costs, the costs of developing and building the networks and the cost of developing, selling and providing its products and services. Motient is, and will continue to be, highly leveraged. Motient expects to continue to incur operating losses and negative cash flows for at least several more quarters, and does not expect to achieve EBITDA break even until at least the second or third quarter of 2002. Motient expects to continue to make significant capital outlays to fund interest expense, new product rollouts, capital expenditures, and working capital before it begins to generate cash in excess of its operating expenses. Motient currently anticipates that it will require substantial additional funds both before and after it begins to generate cash in excess of its operating expenses. Moreover, it is possible that Motient’s cash requirements may be substantially more than its current estimates, depending on a number of variables, including contingent liabilities of Rare Medium. While Motient has identified a number of potential sources of liquidity to fund its operations, there are risks associated with some of these sources of liquidity, as discussed below in “Liquidity and Capital Resources.” In addition, Motient’s financial performance could deteriorate, and Motient may fail to meet its financial projections for a variety of reasons. For example, uncertainty regarding general economic conditions, unanticipated downsizing by a large customer of Motient’s and continuing cost pressures led Motient recently to reduce expectations regarding subscriber growth and EBITDA improvement in future periods. For a more detailed discussion of Motient’s funding requirements and outlook, see “Liquidity and Capital Resources— Summary of Liquidity and Financing Sources for Core Wireless Business.”

      Motient’s future operating results could be adversely affected by a number of risks and uncertainties. In addition, Motient has a significant investment in XM Radio which may be affected by certain risks which, in turn, may impact the market price of Motient’s stock. For an expanded discussion of these risks and uncertainties, please refer to the “Risk Factors” section of this joint proxy statement/prospectus.

Limitation of Net Operating Losses

      It is anticipated that the merger, together with certain other changes in the ownership of Rare Medium and Motient stock which have occurred over the previous three years, will cause both companies to experience an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986. As a result of such an ownership change, the ability of Rare Medium and Motient to utilize net operating losses generated by those companies and their respective subsidiaries in periods prior to the effective date of the merger will be significantly limited. Holders of Rare Medium and Motient stock should not assume that such net operating losses will be available to offset future taxable income.

Effect of Rare Medium Merger

      Currently, it is expected that Rare Medium will be managed as a stand-alone business; however, Motient and Rare Medium are continuing to review their plans and opportunities for cost savings. At this time, the companies do not expect significant short-term operational savings from the merger.

      Rare Medium has not yet achieved positive operating cash flow, and if Rare Medium is unable to do so prior to the merger, Rare Medium’s funding requirement would have a negative impact on Motient’s results of operations and liquidity. For the first six months of 2001, Rare Medium recorded an operating loss of $82.2 million and net cash used in operations of $27.3 million. Additionally, Motient’s net loss may also be impacted by additional amortization charges if an independent appraisal, to be performed after the closing of the merger, determines that Rare Medium has significant intangible assets. Assuming a preliminary amortization period of five years for identified intangible assets, each $2.0 million increase in identifiable assets would increase Motient’s amortization expense and net loss by $400,000 per year.

      As a result of the Rare Medium merger and the associated pay down of the bank facility, it is expected that Motient’s interest expense would be reduced by approximately $1.0 million per year, based on Motient’s current interest rates.

Three and Six Months Ended June 30, 2001 and 2000

Revenue and Subscriber Statistics

      Service revenue, which includes Motient’s data, voice, capacity reseller services as well as royalty income, approximated $37.5 million for the six months ended June 30, 2001, which constituted a $2.1 million, or a 6% increase over the first six months of 2000. The increase in service and related revenues was attributable to (i) a 47% increase in subscribers, (ii) revenue from Satellite Ventures, and (iii) royalty revenue. These factors were partially offset by a significant reduction in average revenue per unit, or ARPU, in most market segments.

Summary of Revenue

	Three Months Ended June 30,

	2001	2000	Change	% Change

	(in millions)

Wireless internet	$2.4	$0.5	$1.9	380

Field services	5.1	6.7	(1.6)	(24)

Transportation	4.1	5.8	(1.7)	(29)

Telemetry	0.7	1.1	(0.4)	(36)

Maritime and other	7.3	4.1	3.2	78

Equipment	4.1	7.5	(3.4)	(45)

Total	$23.7	$25.7	$(2.0)	(8)%

Summary of Revenue

	Six Months Ended June 30,

	2001	2000	Change	% Change

	(in millions)

Wireless internet	$4.4	$0.8	$3.6	450

Field services	11.0	13.7	(2.7)	(20)

Transportation	8.2	10.7	(2.5)	(23)

Telemetry	1.4	2.2	(0.8)	(36)

Maritime and other	12.6	8.0	4.6	58

Equipment	9.5	12.5	(3.0)	(24)

Total	$47.1	$47.9	$(0.8)	(2)%

      Motient’s service revenue increased as a result of approximately 80,000 additional subscribers at June 30, 2001, as compared to June 30, 2000, broken down as follows:

	As of June 30,

	2001	2000	Change	% Change

Wireless internet	87,227	15,090	72,137	478

Field services	40,839	43,349	(2,510)	(6)

Transportation	75,185	71,161	4,024	6

Telemetry	21,045	14,881	6,164	41

Maritime and other	25,980	25,562	418	2

Total	250,276	170,043	80,233	47

      As is common in Motient’s industry, we report subscriber information and average revenue per unit per month statistics. Although these measures are not recognized under Generally Accepted Accounting Principles (“GAAP”), Motient believes that this information helps to demonstrate important trends in its business.

	Average Revenue
	Per Unit
	As of
	June 30,

	2001	2000

Wireless internet	$10	$17

Field services	39	50

Transportation	18	29

Telemetry	12	25

Maritime and other	94	57

Total	$27	$38

Summary of Six Month over Six Month Revenue

•	The growth in wireless internet revenue reflects the overall growth in the number of units, offset by average revenue per unit reductions as a result of a shift towards more reseller pricing contracts as well as late quarter loading in the first and second quarters of 2001. Motient’s eLink product was introduced in late 1999 and did not begin to achieve a material growth rate until the middle of 2000 as certain reseller initiatives were launched.

•	The decrease in revenue and average revenue per unit from field services reflects contract renewal rate reductions that occurred in the first quarter of 2001. Additionally, as part of this contract renewal, the customer upgraded to one of Motient’s new devices, which greatly reduced their requirement for spare units, for which Motient had previously received revenue. Additionally,

Motient experienced churn of approximately 1,250 registrations to one company as a result of their downsizing.

•	The decrease in revenue from Motient’s transportation product was primarily the result of the sale of Motient’s transportation assets to Aether late in the fourth quarter of 2000 and the resulting decrease in average revenue per unit as Motient shifted from retail rates to its direct customers, to wholesale rates through Aether. This decrease was partially offset by the increase in the number of units under the United Parcel Service contract.

•	The decrease in telemetry revenue reflects the change from a take or pay agreement to a usage based agreement with one customer.

•	The growth in maritime and other revenue was primarily the result of (1) $1.8 million of revenue earned from a contract to provide Satellite Ventures with satellite capacity as they pursue their research and development program and (2) a $1.75 million royalty payment from the one-time licensing of Motient’s network software. This increase was partially offset by average revenue per unit decreases in the maritime market as a result of more efficient use of their satellite phones by the maritime market, which resulted in reduced minutes of use. Excluding the revenue from Satellite Ventures and the royalty payment, average revenue per unit for Maritime and other was $49 as of June 30, 2001.

•	The decrease in equipment revenue is a result of (1) the loss of $6.3 million of equipment sales associated with the sale of Motient’s transportation business, (2) a $688,000 decrease in voice equipment sales and (3) the net deferral of $3.9 million of equipment revenue in accordance with Motient’s revenue recognition policies. These reductions in equipment revenue were offset by an increase of approximately $7.9 million in equipment sales for Motient’s eLink product lines.

Expenses

Summary of Expense

	Three Months Ended June 30,

	2001	2000	Change	% Change

	(in millions)

Cost of Service & Operations	$19.6	$18.8	$0.8	4%

Cost of Equipment Sales	10.6	7.9	2.7	34

Sales & Advertising	4.9	7.6	(2.7)	(36)

General & Administration-core wireless	4.9	5.2	(0.3)	(6)

General & Administration-XM Radio	—	13.5	(13.5)	(100)

Depreciation & Amortization-core wireless	8.8	8.9	(0.1)	(1)

Depreciation & Amortization-XM Radio	—	0.3	(0.3)	(100)

Total	$48.8	$62.2	$(13.4)	(22)%

Summary of Expense

	Six Months Ended June 30,

	2001	2000	Change	% Change

	(in millions)

Cost of Service & Operations	$37.8	$36.8	$1.0	3%

Cost of Equipment Sales	16.5	13.2	3.3	25

Sales & Advertising	14.6	13.8	0.8	6

General & Administration-core wireless	11.2	10.8	0.4	4

General & Administration-XM Radio	—	29.8	(29.8)	(100)

Depreciation & Amortization-core wireless	17.4	17.8	(0.4)	(2)

Depreciation & Amortization-XM Radio	—	0.5	(0.5)	(100)

Total	$97.5	$122.7	$(25.2)	(21)%

      The results for the six months ended June 30, 2000 included expenses incurred by XM Radio, as Motient was required to consolidate XM Radio’s results. As noted above, as of January 1, 2001, Motient was no longer required to consolidate the results of XM Radio.

      Cost of service and operations includes costs to support subscribers and to operate the network. The increase in cost of service and operations was primarily attributable to (1) a $1.0 million increase in communication charges associated with a 13% increase in base stations year over year, (2) a $660,000, increase in base station maintenance costs associated with a 24% increase in the average cost per base station primarily as a result of new rates under the maintenance contract, (3) a $1.0 million increase for site rental costs associated with the 13% increase in base stations year over year and increased lease rates, and (4) approximately $700,000 in licensing and commission payments to third parties with whom we’ve partnered to provide certain eLink and Blackberry by Motient services. The increases were offset by approximately $2.3 million of costs associated with Motient’s transportation assets, which were sold in late 2000.

      The increase in cost of equipment sold for the six months ended June 30, 2001, as compared to the same period in 2000, was a result of a $4.5 million inventory valuation charge in the second quarter of 2001 associated with Motient’s early-generation eLink inventory. This charge was taken as a result of evaluating current sales trends, as well as pricing announcements made by certain of Motient’s competitors. This was offset by a shift from the higher-cost products associated with the transportation business, as compared to the lower-cost eLink product line.

      Sales and advertising expenses as a percentage of total revenue were approximately 31% for the first six months of 2001, compared to 29% for the same period in 2000. The increase in sales and advertising expenses period over period was primarily attributable to a $3.0 million market awareness advertising campaign in the first quarter of 2001 to heighten Motient’s presence in the marketplace and to support the roll out of Motient’s eLink fortified with Yahoo!TM product, offset by approximately $4.0 million of costs related to the those individuals associated with sales efforts for the transportation business.

      General and administrative expenses for the core wireless business as a percentage of total revenue were approximately 24% for the first six months of 2001, compared to 23% for the comparable period of 2000. The increase in 2001 costs over 2000 costs in the core wireless business general and administrative expenses was primarily attributable to a $1.3 million charge associated with the vesting of certain restricted stock grants in the first quarter of 2001, offset by approximately $300,000 of savings associated with having fewer employees throughout the first six months of 2001, primarily as a result of the sale of the transportation assets in late 2000, as well as a mark-to-market credit of approximately $480,000 associated with the vesting of stock options held by former Motient employees.

      Depreciation and amortization for the core wireless business was approximately 37% of total revenue for the first six months of both 2001 and 2000. The slight decrease in depreciation and amortization expense in the first six months of 2001 was primarily attributable to the sale of the transportation assets in the fourth quarter of 2000 and their associated depreciation.

      Interest and other income was $413,000 for the six months ended June 30, 2001, as compared to $15.2 million (of which $13.0 million was earned by XM Radio) for the six months ended June 30, 2000. Excluding interest earned by XM Radio, the $1.8 million decrease in interest earned by the core wireless business reflects reduced interest earned on the escrow established for the Senior Notes as a result of a lower escrow balance. The final payment was made out of the escrow in April 2001.

      Motient incurred $30.3 million of interest expense in the first six months of 2001, compared to $31.0 million during the first six months of 2000. The $0.7 million decrease for the six months was a result of (i) a decrease in amortization of warrants and prepaid interest and debt offering costs due to the debt discount costs that were written off in 2000 and 2001 when Motient extinguished a portion of debt under the bank facilities and (ii) lower average outstanding debt balances as a result of repayments made to the bank financing in the second half of 2000 and second quarter of 2001. These decreases were partially offset by increased vendor debt and capital lease obligations, as well as a $638,000 amortization of the debt discount associated with the Rare Medium Note call option. Motient expects interest expense to continue to decrease as it continues to pay down debt under the bank facilities, either through the cash received in the Rare Medium merger, or from the proceeds from Satellite Ventures and Aether, or the sales of XM Radio stock.

      Net capital expenditures for the six months ended June 30, 2001 for property and equipment were $6.2 million compared to $9.6 million (excluding $18.8 million incurred by XM Radio) for the comparable period in 2000. Expenditures consisted primarily of assets necessary to continue the build out of our terrestrial network.

Year Ended December 31, 2000 and December 31, 1999

Revenue and Subscriber Statistics

      Service revenue, which includes Motient’s data, voice, and capacity reseller services, approximated $73.5 million for the year ended December 31, 2000, which constituted a $5.8 million, or 9% increase over 1999. The increase in service revenues in 2000 was attributable to a 46% increase in subscribers, partially offset by a reduction in average revenue per unit.

Summary of Revenue

	As of December 31,

	2000	1999	Change	% Change

	(in millions)

Data services	$52.2	$49.7	$2.5	5

Voice service	12.2	13.2	(1.0)	(8)

Capacity resellers and other	9.1	4.8	4.3	90

Equipment revenue	26.4	23.4	3.0	13

Total	$99.9	$91.1	$8.8	10

      Motient’s data service revenue increased as a result of approximately 61,900 additional subscribers at December 31, 2000, as compared to December 31, 1999, broken down as follows:

		Revenue
	Subscribers	Growth

		(millions)

Wireless Internet	42,500	$2.6

Transportation	17,000	6.9

Field Service	(700)	(7.9)

Telemetry	3,100	0.9

Total	61,900	$2.5

      The growth in the transportation segment was primarily related to usage by UPS and increased usage by multi-mode customers. The decrease in field service was a result of (1) contract price reductions from existing large customers and (2) the expiration of a large contract. The decrease in service revenue from voice services was primarily the result of a decrease in average revenue per unit caused by a shift in customer usage to lower-usage emergency response services, and a continued drop in average revenue per unit for Motient’s maritime customers, partially offset by Motient’s 8% increase in the number of voice subscribers. Service revenue from capacity resellers, who handle both voice and data services, and other sources, increased primarily as a result of approximately $3.6 million in revenue under Motient’s Research and Development Agreement with Mobile Satellite Ventures, as well as $250,000 of revenue recognized from the licensing of certain of Motient’s technologies. For the year ended December 31, 2000 Motient experienced a 28% decrease in average revenue per unit. This was primarily caused by (1) late year subscriber additions and delayed sales through the reseller channels for Motient’s eLink product that did not add materially to revenues, (2) the impact of a one-time voice contract credit, and (3) a larger percentage of Motient’s customers using its data service, versus its voice service, which typically has a higher average revenue per unit. These factors were offset by an increase in average revenue per unit caused by the revenue from the Research and Development Agreement with Mobile Satellite Ventures. When normalized for the late year loading, one-time adjustment and revenue from the Research and Development Agreement, Motient’s average revenue per unit decreased by 19% as compared with average revenue per unit as of December 31, 1999. Motient expects its average revenue per unit to continue to decline, especially in the transportation market where approximately 40% of its current transportation subscribers will be generating revenue on wholesale rates through Aether, versus the retail rates generated directly by Motient through November 2000.

      The increase in equipment revenue for the year ended December 31, 2000, as compared to 1999 is a result of an increase of approximately $12.6 million in equipment sales for Motient’s eLink product lines, offset by (1) a $7.7 million decrease in voice equipment sales and (2) a $2.0 million decrease in the revenue from the multi-mode data product. Motient expects this trend to continue with additional eLink offerings and the shift away from the voice business.

      As is common in the industry, Motient reports subscriber information and average revenue per unit using per month statistics. Although these measures are not recognized under GAAP, Motient believes that this information helps to demonstrate important trends in its business.

			Average
			Revenues
			Per Unit
	Subscribers		as of
	as of December 31,		December 31,

	2000	1999	2000	1999

Wireless Internet	45,402	2,848	$11	*

Field Service	45,465	46,183	40	*

Transportation	73,044	56,053	22	*

Telemetry	16,052	12,948	27	*

Maritime	6,386	5,648	45	*

Other	19,526	17,022	80	*

Total	205,875	140,702	$31	$43

*  Motient did not track average revenues per unit by product category in 1999.

Expenses

Summary of Expenses

	Year Ended December 31,

	2000	1999	Change	% Change

	(in millions)

Cost of service and operations	$75.5	$69.3	$6.2	9

Cost of equipment sales	32.8	29.5	3.3	11

Sales and advertising	35.5	23.1	12.4	54

General and Administration— core wireless	21.5	19.4	2.1	11

General & Administration— XM Radio	76.1	20.9	55.2	264

Depreciation & Amortization— core wireless	35.4	54.9	(19.5)	(36)

Depreciation & Amortization— XM Radio	3.4	0.9	2.5	278

Satellite Impairment Charge	—	97.4	(97.4)	(100)

Total	$280.2	$315.4	$(35.2)	(11)

      Effective July 7, 1999, as a result of Motient’s acquisition of ownership interest in XM Radio and changes in certain participating rights, Motient consolidated XM Radio’s results with Motient from that point forward. Consequently, the discussion of the 2000 results reflects the costs of the consolidated entity. The results for the year ended December 31, 1999 included expenses on a consolidated basis from July 7, 1999 forward.

      Cost of service and operations includes costs to support subscribers and to operate the network. The increase in cost of service and operations was primarily attributable to (1) a 22% increase in communication charges associated with increased service usage and an 11% increase in base stations year over year, (2) increased rates under communication contracts to support the terrestrial network, (3) a 22% increase in maintenance costs primarily for maintenance of Motient’s base stations, (4) a 21% increase in headcount as Motient continues the build-out and support of its network, (5) a 20% increase for site rental costs associated with the build out of the terrestrial network, and (6) an increase of $1.1 million for research and development efforts primarily associated with Motient’s eLink product, offset by (1) a reduction of approximately $3.6 million in year 2000 costs and (2) a 23% reduction in in-orbit insurance premiums. Motient anticipates reductions in its cost of service and operations as a result of the sale of its transportation assets to Aether; however, these savings will be partially offset by continued growth of the terrestrial network.

      The $3.3 million increase in cost of equipment sold for the year ended December 31, 2000, as compared to 1999, was a result of the growth in sales of Motient’s eLink product line, which was introduced in the third quarter of 1999, and a $3.6 million inventory write-down associated with certain first generation eLink devices. Additionally, sales of Motient’s single-mode, multi-mode and voice products were down 55% from last year.

      Sales and advertising expenses as a percentage of total revenue were approximately 36% for 2000, compared to 25% for 1999. The increase in sales and advertising expenses year over year was primarily attributable to (1) increased costs of providing demonstration equipment in an effort to seed the market for Motient’s new products, (2) increased trade show activity in 2000 as compared to 1999, (3) costs incurred in connection with the company name change in April 2000, (4) an increase in advertising in 2000 to heighten Motient’s presence in the marketplace and to highlight its new product offerings, (5) advertising and other costs associated with the roll out of Motient’s eLink fortified with Yahoo! product in November 2000 (see below), (6) eLink subscriber acquisition costs, and (7) a 9% increase in headcount to support the new sales and marketing initiatives. Motient expects these costs to continue to increase as it increases its customer acquisitions and brand recognition efforts.

      In July 2000, Motient signed an agreement with Yahoo! to promote its newly-developed eLink Fortified with Yahoo! wireless product. In addition to its advertising commitment under this contract,

Motient also issued common stock purchase warrants to Yahoo!. The Yahoo! warrants were valued at approximately $4.8 million. These warrants will be amortized to sales and advertising in accordance with the roll out of the advertising plan, anticipated to run through July 2002.

      General and administrative expenses for the core wireless business as a percentage of total revenue were approximately 22% for 2000, compared to 21% for 1999. The increase in 2000 costs over 1999 costs in Motient’s core wireless business general and administrative expenses was attributable to (1) a 9% increase in general and administrative headcount from the prior year, (2) an overall 16% increase from 1999 in total headcount causing an increase in employee-related costs, (3) increases in facility costs as a result of increased space rental, (4) an increase in bad debt expense primarily associated with two customers, and (5) an increase in regulatory costs, associated principally with Motient’s appeal of the FCC’s decision to grant applications to competitors to provide mobile satellite services in the United States. See “Regulation” below.

      General and administrative expenses for XM Radio increased as XM Radio prepared for the launch of service. Increases in costs are associated with research and development efforts, additional facility charges, and headcount related expenses. Additionally, in 2000, XM Radio incurred non-cash compensation charges of approximately $1.2 million for performance-based stock options as a result of adopting the provisions of Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” or FASB No. 44. XM Radio will continue to recognize quarterly non-cash compensation charges in accordance with FASB No. 44 depending on the market value of XM Radio’s Class A common stock at the end each quarter.

      Depreciation and amortization for the core wireless business was approximately 35% of total revenue for 2000, compared to 60% for 1999. The decrease in depreciation and amortization expense in 2000 was primarily attributable to the $97.4 million asset impairment charge related to Motient’s satellite and satellite related ground segment assets taken in the fourth quarter of 1999. This resulted in a reduction in depreciation expense of approximately $16.3 million for 2000. Further reductions in depreciation expense are a result of older assets, particularly those associated with the mobile messaging business, being fully depreciated by the end of 1999.

      Interest and other income was $31.4 million, of which $27.6 million was earned by XM Radio for the year ended December 31, 2000, as compared to $8.5 million, of which $2.8 million was earned by XM Radio for the year ended December 31, 1999. Excluding interest earned by XM Radio, the $1.9 million decrease in interest earned by the core wireless business reflects reduced interest earned on Motient’s escrow established for the senior notes as a result of lower escrow balances, which was essentially offset by interest earned in 1999 on Motient’s note receivable from XM Radio, as XM Radio was accounted for under the equity method of accounting during the first six months of 1999.

      Motient incurred $62.5 million of interest expense in 2000, all of which related to its core wireless business, as XM Radio capitalized interest associated with constructing its satellite system, compared to $66.0 million during 1999, of which $2.7 million was incurred by XM Radio. The net decrease, excluding XM Radio, of $0.8 million for the year was a result of (1) a $4.3 million decrease in amortization of warrants, (2) prepaid interest and debt offering costs due to the debt discount costs that were written off in 1999 and 2000 when Motient extinguished $82.8 million of debt on the bank facilities, and (3) lower debt balances, offset by an approximate 3% increase in interest rates on Motient’s bank facility. Motient expects that interest costs will continue to be significant as it continues to draw down on its bank facility.

      In January 1999, Motient issued a note payable in the amount of $21.5 million to Baron Asset Fund, a stockholder and an affiliate of a guarantor of its bank facility. The note was secured and exchangeable for a portion of Motient’s shares of XM Radio. Since the note was indexed to XM Radio stock, which decreased in value from December 1999 to January 2000, Motient recorded an unrealized gain of $3.9 million before the note was exchanged. The note payable was exchanged for XM Radio stock in January 2000, and Motient recorded a non-recurring gain of $32.9 million for the difference between the carrying value of the debt and XM Radio stock exchanged to settle the obligation.

      Net capital expenditures for the year ended December 31, 2000, excluding XM Radio, for property and equipment were $22.2 million compared to $13.8 million in 1999. Expenditures consisted primarily of assets necessary to continue the build out of Motient’s terrestrial network, including approximately $3.6 million for the purchase of new frequencies. In addition, XM Radio spent $51.4 million in 2000 for leasehold improvements on its new office building, as well as for other expenditures for office furniture and equipment.

      Net capital expenditures for property under construction represent those costs associated with the build out of the XM Radio network. It is anticipated that these expenditures will continue to be significant as XM Radio continues to build out its satellites and ground segments. For the year ended December 31, 2000, XM Radio spent $414.9 million for property under construction.

Years Ended December 31, 1999 and 1998

Service Revenue and Subscriber Statistics

      Service revenue, which includes Motient’s data, voice, and capacity reseller services, approximated $67.7 million for 1999, which constituted a $9.7 million, or 17% increase over 1998. The increase in service revenues year over year was primarily attributable to a full year of terrestrial data service in 1999, versus only nine months in 1998. Motient’s 1999 revenue growth was slowed as a result of delays in its rollout of new product initiatives. In the case of MobileMAX2™, this delay also caused Motient to have product shortages of its first-generation equipment, so it had limited equipment available for sale to generate new customers.

Summary of Revenue

	Year Ended December 31,

	1999	1998	Change	% Change

	(in millions)

Data services	$49.7	$40.1	$9.6	24%

Voice service	13.2	14.0	(0.8)	(6)

Capacity resellers and other	4.8	3.9	0.9	23

Equipment revenue	23.4	29.2	(5.8)	(20)

Total	$91.1	$87.2	$3.9	4%

      The decrease in service revenue from voice services was primarily a result of a 32% decrease in Motient’s average revenue per unit for maritime subscribers following the sale of its maritime business to a reseller in late 1998. This was offset by an increase in Motient’s total voice subscriber customer base of 42% as well as year 2000 priority service fees. Motient’s data service revenue increased as a result of the inclusion of Motient Communications Inc., formerly known as ARDIS, for the full twelve months in 1999 as compared to nine months in 1998, which contributed $9.0 million in additional revenue year over year, and a 15% increase in mobile data units during 1999. Service revenue from capacity resellers, who handle both voice and data services, increased primarily as a result of two new customers and increased contract commitments from current customers.

      The decrease in revenue from the sale of equipment reflects the sale of approximately $8.5 million of maritime voice equipment to one customer in the fourth quarter of 1998. Excluding this sale, revenue from the sale of equipment increased in 1999 because of increased voice product sales primarily associated with companies preparing for the year 2000, as well as marketing promotions which increased the sales of both data and voice equipment.

      As is common in the industry, Motient reports subscriber information and average revenue per unit per month statistics. Although these measures are not recognized under GAAP, Motient believes that this information helps to demonstrate important trends in its business.

			Average
			Revenue
	Subscribers		per Unit
	Year Ended		Year Ended
	December 31,		December 31,

	1999	1998	1999	1998

Data	22,202	92,700	$42	$51

Voice	18,500	13,000	80	110

Total	40,702	105,700	$47	$60

      Additionally, Motient’s mix of subscribers can be broken down into the following markets:

	As of
	December 31,

	1999	1998

Wireless Internet	2%	—%

Field Service	33	47

Transportation	40	27

Telemetry	9	10

Maritime	4	3

Other	12	13

Expenses

Summary of Expense

	Year Ended December 31,

	1999	1998	Change	% Change

	(in millions)

Cost of service and operations	$69.3	$55.8	$13.5	24%

Cost of equipment sales	29.5	30.4	(0.9)	(3)

Sales and advertising	23.1	19.2	3.9	20

General and Administration— core wireless	19.4	17.3	2.1	12

General & Administration— XM Radio	20.9	—	20.9	100

Depreciation & Amortization— core wireless	54.9	52.7	2.2	4

Depreciation & Amortization— XM Radio	0.9	—	0.9	100

Satellite Impairment Charge	97.4	—	97.4	100

Total	$315.4	$175.4	$140.0	80%

      Effective July 7, 1999, as a result of its acquisition of all other ownership interest in XM Radio and changes in certain participating rights, Motient consolidated XM Radio’s results with Motient from that point forward. Results of XM Radio prior to July 7, 1999 were accounted for under the equity method of accounting.

      Cost of service and operations includes costs to support subscribers and to operate the network. The increase in cost of service and operations was primarily attributable to (1) additional headcount, primarily as a result of the acquisition of Motient Communications Inc., (2) increased communication charges associated with increased service usage and costs to support the terrestrial network, (3) system and base station maintenance to support the terrestrial network, (4) site rental costs associated with the terrestrial network, and (5) approximately $3.6 million of incremental year 2000 costs that Motient does not anticipate to recur in future years. As a percentage of revenue, cost of service and operations has increased as a result of the variable costs incurred within the terrestrial network, such as site rent and telecommunications costs. XM Radio did not incur any cost of service and operations expenses in 1999.

      The cost of equipment sold decreased $0.9 million, or 3%, from $30.4 million in 1998 to $29.5 million in 1999. The decrease from 1998 to 1999 in the cost of equipment sold was primarily attributable to the impact of the sale of the maritime business in 1998 offset by (1) increased sales of voice products supporting Year 2000 preparedness, (2) increased warranty costs associated with the increased number of registered first-generation multi-mode data products, and (3) an inventory valuation charge of approximately $4.2 million recorded in the fourth quarter of 1999 related to older voice and satellite-only transportation inventory.

      The 20% increase in sales and advertising expenses from 1998 to 1999 was primarily attributable to (1) increased headcount costs resulting from the inclusion of Motient Communications for the full twelve months of 1999 and (2) costs associated with the launch of Motient’s new eLink service offering which included additional advertising and headcount for sales and support staff. XM Radio did not incur any sales and advertising expenses in 1999.

      General and administrative expenses were $40.3 million in 1999, of which $20.9 million were related to XM Radio. Excluding XM Radio expenses, general and administrative expenses represented 21% and 20% of total revenue in 1999 and 1998, respectively. The $2.1 million increase in general and administrative expenses was primarily attributable to an increase in headcount from the prior year causing an increase in bonuses, training costs, payroll taxes, and 401(k)match expense.

      Depreciation and amortization expenses were $55.8 million in 1999, of which $0.9 million was incurred by XM Radio. Excluding XM Radio, depreciation and amortization was approximately 60% of total revenue in 1999 and 1998. The dollar increase in depreciation and amortization expense was primarily attributable to (1) a full year of depreciation for the Motient Communications assets in 1999 versus nine months in 1998 and (2) depreciation on new assets associated with the expansion of the terrestrial network. In the fourth quarter of 1999, Motient recorded a $97.4 million asset impairment charge related to its satellite and satellite related ground segment assets. Although the satellite and other assets remain in sound working order, Motient determined that it would not be able to recover the full carrying value of its satellite and ground segment assets through future undiscounted cash flows, due to the continuing shift of focus of its resources from voice toward data business, as well as the loss of its satellite exclusivity in the United States which occurred in the fourth quarter of 1999. As a result, Motient recorded an impairment charge for the excess of the carrying value of these assets over their fair value which it estimated using the discounted future cash flows related to these assets.

      Interest and other income, including that earned by XM Radio, was $8.5 million for 1999, as compared to $4.4 million for 1998. Excluding $2.8 million of interest earned by XM Radio on its short-term investments, the increase was primarily a result of interest earned on XM Radio convertible debt, prior to the consolidation of XM Radio, offset by lower balances on escrows established with the proceeds from the $335 million debt offering.

      Motient incurred $66.0 million of interest expense in 1999, of which $2.7 million was incurred by XM Radio, compared to $53.8 million of interest expense in 1998, reflecting (1) the amortization of debt discount, prepaid interest and debt offering costs in the amount of $15.8 million, excluding XM Radio, in 1999, compared to $16.2 million in 1998, (2) interest expense, at 12 1/4%, on the $335 million notes issued in March 1998, offset by lower debt balances on Motient’s bank facility as a result of the partial repayment in July 1999, as discussed below.

      In January 1999, Motient issued a note payable to Baron Asset Fund, a stockholder and a guarantor of its bank facility, in the amount of $21.5 million. The note was secured and was exchangeable for a portion of Motient’s shares of XM Radio. Since the note was indexed to XM Radio stock, which increased in value during the year, Motient recorded an unrealized loss in 1999 in the amount of $27.4 million. The note payable was exchanged for XM Radio stock in January 2000, and Motient recorded an offsetting gain in the first quarter of 2000 for the difference between the carrying value of the debt and XM Radio stock exchanged to settle the obligation.

      Net capital expenditures, excluding XM Radio, in 1999 for property and equipment were $13.8 million compared to $12.5 million in 1998. Expenditures consisted primarily of assets necessary to continue the build out of Motient’s terrestrial network. In addition, from the period July 1, 1999 through December 31, 1999, XM Radio expended $1.7 million primarily for office furniture and equipment.

      Net capital expenditures for property under construction represent those costs associated with the build out of the XM Radio network. For the period from July 1, 1999 through December 31, 1999, XM Radio expended $141.2 million for property under construction.

Liquidity and Capital Resources

      Adequate liquidity and capital are critical to Motient’s ability to continue as a going concern and to fund subscriber acquisition programs necessary to achieve positive cash flow and profitable operations. Motient expects to continue to make significant capital outlays to fund interest expense, new product rollouts, capital expenditures and working capital before it begins to generate positive cash flow from operations. Motient expects these outlays to continue for the foreseeable future.

     Summary of Liquidity and Financing Sources for Core Wireless Business

      Motient has serious short-term liquidity issues which, in part, are addressed by the Rare Medium merger. Motient has sufficient funds currently to continue operations until early October 2001 and, assuming the Rare Medium merger closes by then, as to which there can be no assurance, Motient expects that the combined entity will have sufficient funds to permit Motient to make its October 2001 $20.5 million senior note interest payment. Thereafter, based on Motient’s current projections for the results of operations of its business, as to which there can be no assurance, and depending on the amount of free cash, if any, remaining in Rare Medium at the time the merger closes, Motient expects it will require approximately $80 million of additional cash to fund operating losses, capital expenditures and to make interest payments on indebtedness, before it begins to generate cash in excess of operating expenses, which Motient anticipates will occur in the second or third quarter of 2002. Because the merger has not closed yet, Motient has not made projections regarding Rare Medium’s funding requirements, and this estimate does not include any cash that might be required to fund Rare Medium’s operations if Rare Medium’s business is not generating cash in excess of its operating expenses, or that might be required in connection with certain contingent liabilities and litigation of Rare Medium. In recent periods, Rare Medium has not generated cash in excess of its operating expenses. In addition, because various of Motient’s potential capital raising transactions require mandatory bank debt repayments, Motient will need to raise gross proceeds in excess of the estimated required amounts set forth above.

      Even after Motient begins to generate cash in excess of its operating expenses, Motient will need to obtain additional funds from other sources to meet its ongoing interest payment obligations, capital expenditures, and other non-operating cash expenses, which are expected to equal approximately $65 million to $75 million annually. This funding requirement will be reduced by any excess cash generated by its operations.

      Motient anticipates that all of the foregoing funding requirements can be met by a combination of various sources, including (1) cash on hand, (2) borrowings available under its vendor financing, (3) proceeds realized through the sale of inventory relating to eLink and BlackBerry TM, (4) sales of its 5.7 million XM Radio shares that are not being delivered to the preferred shareholders of Rare Medium in connection with the Rare Medium merger, (5) cash held by Rare Medium after the closing of the merger, (6) the $10 million of escrowed funds from the Aether transaction, which Motient has recently requested be released, (7) up to $22.5 million that may be received in 2002 under the earn-out arrangement with Aether, (8) $60 million, of which $45 million is cash, to be paid by Satellite Ventures upon the closing of its transaction with TMI, which closing depends on the receipt of regulatory approval that is not expected until the first half of 2002 at the earliest, (9) proceeds that may be realized from the sale of portions of

Rare Medium’s venture portfolio, and (10) additional debt and equity financings in 2002. There can be no assurance that the foregoing sources of liquidity will provide sufficient funds in the amounts or at the time that funding is required. In addition, in the near term if Motient’s ability to realize liquidity from any source is delayed or the proceeds from any source are insufficient to meet its expenditure requirements as they arise, Motient will seek additional equity or debt financing, although it is unlikely under current conditions that such additional financing will be available to Motient on reasonable terms, if at all.

      If the Rare Medium merger is not consummated, while Motient will not have access to the cash held by Rare Medium or its venture portfolio, Motient will have significantly more XM Radio shares than it would have if the merger were consummated. If the merger is not consummated, Motient will continue to own 14.7 million XM Radio shares, but it would expect to apply approximately 3.5 million to 4.5 million of such shares (based on current trading prices of XM Radio shares) to repayment of the $50 million Rare Medium loan. While Motient does not currently have sufficient cash to make the $20.5 million interest payment on its senior notes due in October 2001 and to meet its other expenses in the fourth quarter of 2001, if the Rare Medium merger is not consummated Motient would seek to effect a transaction involving the disposition of a portion of its XM Radio shares to fund these obligations. There are significant risks associated with the XM Radio shares, including volatility in trading price, possible adverse price pressure due to the overhang associated with Motient’s perceived desire to sell shares to fund its business, and transaction risk associated with Motient’s ability to sell a large block of the shares at one time. Any transaction involving the XM shares would require the consent of Motient’s bank lenders and guarantors, and would likely be accompanied by a requirement that a substantial portion of the proceeds be used to repay bank debt.

      Motient expects to continue to review its overall capital structure in light of market conditions, with a view toward exploring possible transactions that might have the effect of improving its capital structure and reducing its overall indebtedness and, consequently, its interest expense obligations. While Motient has no immediate plans to undertake any transaction, transactions it might explore include retiring or otherwise reducing its indebtedness, repurchasing or exchanging its indebtedness, or otherwise modifying its indebtedness in order to reduce the level of recurring interest expense. Motient also has examined and had preliminary discussions regarding, and expect to continue to explore, possible transactions to enhance the short and long-term value of its assets, including but not limited to, its shares of XM Radio and its investment in Satellite Ventures. There can be no assurance that Motient would be able to effect any such transaction or that the completion of any such transaction would have the desired effect.

      If the results of Motient’s operations (or, in the event the Rare Medium merger closes, the results of Rare Medium’s operations) are less favorable than Motient currently anticipates, Motient’s cash requirements will be more than projected, and Motient will require additional financing in amounts which may be material. The type, timing and terms of financing that Motient selects will be dependent upon its cash needs, the availability of financing sources and the prevailing conditions in the financial markets. Motient cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

      The successful implementation of Motient’s business plan requires substantial funds to finance the maintenance and growth of its operations, network and subscriber base and to expand into new markets. Motient has an accumulated deficit and has historically incurred losses from operations which are expected to continue for additional periods in the future. There can be no assurance that its operations will become profitable.

      Additionally, with the overall decline in the telecommunications sector of the capital markets, Motient has not been able to access the public markets as anticipated. These factors, along with its negative operating cash flows, have placed significant pressures on Motient’s financial condition and liquidity position.

      To work towards adequately funding its projected cash requirements, Motient has executed the following transactions and initiatives in 2001:

•	In January and February 2001, Motient sold, in two separate transactions, an aggregate of 2 million shares of its XM Radio Class A common stock, at an average price of $16.77 per share, for total proceeds of $33.5 million. Approximately $8.5 million of the proceeds were used to repay and permanently reduce Motient’s bank facility. In exchange for the guarantors agreeing to waive certain debt repayment obligations for the second sale of shares, Motient and the guarantors have agreed that if the Rare Medium merger does not occur, the first $16.5 million of proceeds received from the earlier of (1) the closing of the Mobile Satellite Ventures transaction and (2) any other reduction event to occur in the year 2002 will be used to pay down the bank facility.

•	On April 4, 2001, Motient received $25 million from Rare Medium, and issued Rare Medium a note payable at 12.5% annual interest with a maturity date, subject to certain mutually-agreed upon extensions, of October 1, 2001. Additionally, Motient received an additional $25 million on July 16, 2001, from Rare Medium and issued a second promissory note on the same terms. The first note is collateralized by 3 million of Motient’s XM Radio shares and the second note is collateralized by 2 million of Motient’s XM Radio shares. Rare Medium has the option to exchange the notes for a number of XM Radio shares equivalent to the principal of the note plus any accrued interest thereon. Of the first $25 million that Motient received, it used $6.1 million to repay and permanently reduce its bank facility. Of the second $25 million that Motient received, it used $6.125 million to repay and permanently reduce its bank facility.

      As of July 31, 2001, Motient held approximately 14.7 million shares of XM Radio stock; however, approximately 13.7 million of such shares are pledged to and held by Rare Medium or banks and guarantors to secure Motient’s obligations under its bank facility and the note with Rare Medium. There is no guarantee that the banks and guarantors would agree to release any portion of their share of this security to permit Motient to liquidate its XM Radio shares, or that such approval would be on terms favorable to Motient. Further, Motient’s ability to sell its shares of XM Radio stock in the public markets is generally limited to the quarterly volume restrictions under Rule 144 of the Securities Act.

      The carrying value of Motient’s investment in XM Radio pursuant to the equity method of accounting was $218.8 million, or $14.83 per share, as of June 30, 2001. As of August 10, 2001, the market price of XM Radio common stock was $13.58 per share, $1.25 per share less than Motient’s carrying value. Taking into consideration market and other appropriate factors, Motient does not believe that an other than temporary decline in the value of its investment has occurred and, accordingly, Motient has not recognized a loss; however, Motient cannot guarantee that a loss will not be recognized in the future.

•	In April 2001 Motient undertook certain capital and expense reductions, principally in the areas of employee hiring, advertising and capital spending. Motient believes that these reductions may result in up to approximately $15 million of savings in 2001, while not reducing its ability to sell its products or lower its service levels.

•	Additionally, on May 14, 2001, Motient signed a definitive merger agreement with Rare Medium through which Motient will acquire 100% of the ownership of Rare Medium, using a combination of newly issued Motient convertible preferred stock and 9 million shares of XM Radio Class A common stock held by Motient. For a more detailed discussion of the terms of this merger agreement, please refer to “Terms of the Merger Agreement and Related Transactions” in this joint proxy statement/prospectus.

      Motient’s other current financing arrangements are summarized below:

•	A $96.5 million bank financing facility, consisting of (1) a $77.25 million unsecured five-year reducing revolving credit facility, none of which was available for borrowing as of June 30, 2001, and (2) a $19.25 million five-year term loan facility, each maturing on March 31, 2003, with up to three additional one-year extensions subject to the lenders’ approval, which is secured by Motient’s assets, principally Motient’s stockholdings in XM Radio. The bank financing is severally guaranteed by Hughes Electronics Corporation, Singapore Telecom and Baron Capital. Both facilities bear interest, generally, at London Interbank Offered Rate, or LIBOR, plus 1%. Certain proceeds that Motient may receive are required to be used to repay and reduce the bank financing, unless otherwise waived by the lenders and the guarantors. As of June 30, 2001, Motient had outstanding borrowings of $26.38 million under the term loan facility at approximately 5.1%, and $77.25 million under the revolving credit facility at rates ranging from 4.9% to 5.3%. In July 2001, as a result of the Rare Medium loans, Motient reduced its term loan facility by an additional $6.13 million, and had a balance outstanding on the term loan of $19.25 million as of July 31, 2001. Additionally, in connection with the bank financing, Motient entered into an interest rate swap agreement which reduced the impact of interest rate increases on the term loan facility. Under the swap agreement, which expired in March 2001, Motient received an amount equal to LIBOR plus 50 basis points, paid directly to the banks on a quarterly basis, on a notional amount of $41 million until the termination date of March 31, 2001.

      As noted below, any proceeds Motient receives from the Aether escrow or earn-out will be used to repay and permanently reduce the revolving credit facility. Additionally, if the Rare Medium merger is not consummated, the first $30.75 million of funds from the closing of the Satellite Ventures transaction will be used to repay and permanently reduce the revolving credit facility.

•	A vendor financing commitment from Motorola, Inc., a stockholder, to provide up to $15 million of vendor financing to finance up to 75% of the purchase price of additional terrestrial network base stations. Loans under this facility bear interest at a rate equal to LIBOR plus 7.0% and are guaranteed by Motient and each of its wholly-owned subsidiaries. The terms of the facility require that amounts borrowed be secured by the equipment purchased therewith. As of July 31, 2001, there was $2.2 million available for borrowing under this facility.

•	$9.9 million capital lease for network equipment acquired in July 2000. The lease has a term of three years and an effective interest rate of 14.718%.

•	$335 million of senior notes issued in 1998, at the time of the Motient Communications acquisition. The notes bear interest at 12.25% annually and are due in 2008. Interest payments are due semi-annually, in arrears, and began on October 1, 1998. The notes were issued by a subsidiary of Motient, and are fully guaranteed by Motient. Beginning October 1, 2001, Motient will be required to make semi-annual payments in the amount of $20.5 million out of general operating funds.

•	Motient has also arranged the financing of certain trade payables; however, as of June 30, 2000, no deferred trade payables were outstanding.

     Sale of Retail Transportation Business to Aether Systems

      On November 29, 2000, Motient sold its retail transportation business to Aether Systems, Inc. Aether purchased the assets comprising Motient’s wireless communications business for the transportation market, including Motient’s satellite-only and MobileMAX2TM multi-mode mobile messaging business. Aether purchased Motient’s existing inventory in the business, and was granted a perpetual license to use and modify any intellectual property owned by or licensed to Motient in connection with the business. The purchase price for these assets and license was $45 million, plus the book value of the inventory. Of the $45 million, $10 million was deposited in an escrow account and is not payable to Motient until the completion of the MobileMAX2 multi-mode mobile messaging product. On August 2, 2001, Motient requested payment of the $10 million escrow deposit from the escrow agent. Aether has 15 days from the date of Motient’s request to dispute the release of the escrow deposit. In addition, Motient has the opportunity to receive up to an additional $22.5 million as an “earn-out” payment, provided that the net service revenue for the acquired business equals or exceeds $14 million and the total number of subscribers achieved by the acquired business equals or exceeds 35,750 for the year ended December 31, 2001. To enable Aether to continue to operate the retail transportation business, Motient and Aether signed two long-term network airtime agreements, under which Aether will purchase airtime on Motient’s satellite and terrestrial networks. These agreements have a total value of $20 million, $5 million of which was paid on November 29, 2000, and three additional payments of $5 million over the next three years. As part of these agreements, Aether also became an authorized reseller of Motient’s eLinkTM wireless email service, as well as BlackBerryTM by Motient.

     Commitments

      At June 30, 2001, Motient had remaining contractual commitments to purchase eLink and other subscriber equipment inventory in the amount of $2.6 million. Additionally, Motient has entered into product development agreements for the purchase of engineering services and for licenses to be used in future applications of Motient’s eLink product. Should the engineering effort prove successful, Motient has committed to purchase additional subscriber inventory. These commitments, including the inventory commitment, total approximately $3.0 million and will be paid during 2001. Should Motient decide to cancel these agreements, Motient would incur cancellation penalties of any remaining unpaid license and non-recurring engineering fees, the cost of any non-refundable components purchased on its behalf, plus fifty-percent of any remaining inventory commitment. As of June 30, 2001, this cancellation penalty would have been approximately $1.8 million.

      The aggregate fixed and determinable portion of all commitments for inventory purchases and other fixed contracts, related to the core wireless business, is $8.3 million, of which 7.3 million is due in 2001.

     XM Radio

      XM Radio is operated, managed, and funded separately from Motient’s core wireless business. While Motient does not have any obligation or commitments to provide additional funding to XM Radio, and does not expect to provide any additional funding, Motient may choose to do so in the future. XM Radio will require significant additional funding. If XM Radio is not successful in obtaining the additional required financing, Motient’s investment in XM Radio will be negatively impacted.

     Mobile Satellite Ventures

      As noted above, in June 2000 Motient formed a new joint venture subsidiary, Mobile Satellite Ventures, in which it owns 80% of the membership interests. The remaining 20% interest in Mobile Satellite Ventures is owned by the investors.

      In January 2001, Motient entered into an agreement, subject to certain conditions, to amend in several respects the terms of its June 2000 transaction involving Mobile Satellite Ventures. First, the investors agreed, subject to certain conditions including approvals by the FCC, to invest an additional $50 million to become, in the aggregate, the owners of 40% of the outstanding interests of Mobile Satellite Ventures. The investors will also have an option, exercisable through June 29, 2002, for an additional $40 million, to increase their ownership in Mobile Satellite Ventures to 50.66%, with each individual investor’s stake being less than 20%. Second, upon closing of the transaction, TMI Communications and Company Limited Partnership, the Canadian satellite services provider, will contribute its satellite communications business assets to Mobile Satellite Ventures, along with Motient’s satellite business assets. TMI will become the owner of approximately 27% of the outstanding equity of Mobile Satellite Ventures and will also receive a cash payment of $7.5 million, as well as a $11.5 million 5-year note.

      Upon closing of these transactions, Motient will sell its remaining satellite assets to Mobile Satellite Ventures, in exchange for a cash payment of $45 million and a 5-year, $15 million note. Upon closing, Motient will own approximately 33% of the outstanding interests and be the largest single shareholder of Mobile Satellite Ventures. A portion of Mobile Satellite Ventures’ cash payment to TMI at closing will be funded by Motient’s loan of $2.5 million, in exchange for a note back in the same amount.

      Under the original transaction, at any time until June 29, 2002, the investors had certain rights to elect to convert their interests in Mobile Satellite Ventures into shares of its common stock at a conversion price which will be set at the time of exercise, between $12 and $20 per share, as specified in the June investment agreement. As part of the January 2001 agreement, this right remains in place, but is limited to an aggregate of $55 million.

      Under the terms of the bank facility waivers received by Motient in connection with the January 2001 agreement, if the Rare Medium merger does not occur approximately $30.75 million of all amounts to be received by Motient from Mobile Satellite Ventures in connection with Motient’s sale of its satellite business assets to Satellite Ventures, including the $45 million in cash and $15 million note receivable, will be used to repay outstanding amounts, and permanently reduce commitments, under Motient’s revolving credit facility.

     Summary of Cash Flow for the six months ended June 30, 2001 and June 30, 2000

	Six Months Ended	Six Months Ended June 30, 2000 (1)
	June 30, 2001
	Core Business	Core Business	XM Radio	Consolidated

Cash Used In Operating Activities	$(55,596)	$(69,402)	$(6,293)	$(75,695)

Cash Provided by (Used in) Investing	47,808	17,523	(320,775)	(303,252)

Cash Used in Financing Activities:

Equity issuances	259	23,872	229,225	253,097

Debt payments on capital leases, vendor financing	(5,482)	(4,166)	—	(4,166)

Net funding from (repayment of) notes	16,375	36,000	322,898	358,898

Other	(567)	5	(8,381)	(8,376)

Total Provided by Financing Activities	10,585	55,711	543,742	599,453

Total Change in Cash and Cash Equivalents	$2,797	$3,832	$216,674	$220,506

Cash and Cash Equivalents	$5,317	$4,608	$267,372	$271,980

Working Capital	(51,972)	74,917	305,053	379,970

Restricted Investments Included in Working Capital	—	41,038	93,415	134,453

(1)	As noted above, the six month period ended June 30, 2000, includes the results of XM Radio. As of January 1, 2001, results of XM Radio were recorded on an equity basis.

      The $13.8 million decrease in cash used in operating activities for the core business was a result of increased expenses, as described above, offset by the timing of certain working capital changes, primarily within accounts payable. Motient expects that losses going forward will be reduced as a result of the cost saving measures that have been put into place; however, Motient expects to see an offsetting increase in the cash used in operating activities as it makes payments for equipment inventory prior to the inventory being sold to end users.

      The $30.3 million increase in cash provided by investing activities of the core business was primarily attributable to the sale of 2 million shares of its XM Radio stock for net proceeds of approximately $33.5 million, partially offset by the purchase, in the first six months of 2000, of certain restricted investments associated with Motient’s Senior Secured Notes escrow.

      The $45.1 million decrease in cash provided by financing activities in the core business was a result of (i) the reduction in proceeds from the exercise of stock option and warrants in the amount of $5.2 million in the first six months of 2000, as compared to $259,000 in the first six months of 2001, (ii) proceeds of $18.6 million received in the Satellite Ventures transaction that were allocated to the investors’ option to convert to Motient common stock and (ii) a difference of $19.6 million in debt financings, including the $25 million Rare Medium loan, from the first six months of 2000 as compared to the first six months of 2001.

Other

      All of Motient’s wholly owned subsidiaries are subject to financing agreements that limit the amount of cash dividends and loans that can be advanced to Motient Parent. At June 30, 2001, all of the subsidiaries’ net assets were restricted under these agreements. These restrictions will have an impact on Motient’s ability to pay dividends.

     Summary of Cash Flow for 2000 and 1999

	Year Ended December 31, 2000

	Core
	Business	XM Radio	Consolidated

Cash Used in Operating Activities	$(88,935)	$(37,447)	$(126,382)

Cash Provided by (Used in) Investing	46,750	(559,401)	(512,651)

Cash Provided by Financing Activities:

Equity issuances	24,025	456,529	480,554

Debt payments on capital leases, vendor financing	(6,424)	—	(6,424)

Net funding from (repayment of) notes	26,250	—	26,250

High yield financing, including associated warrants	—	322,889	322,889

Other	78	(8,365)	(8,287)

Total Provided by Financing Activities	43,929	771,053	814,982

Total Change in Cash and Cash Equivalents	$1,744	$174,205	$175,949

Cash and Cash Equivalents	$2,520	$224,903	$227,423

Working Capital	13,337	261,166	274,503

Restricted Investments Included in Working Capital	20,709	95,277	115,986

	Year Ended December 31, 1999 (1)

	Core
	Business	XM Radio	Consolidated

Cash Used in Operating Activities	$(94,203)	$(12,774)	$(106,977)

Cash Provided by (Used in) Investing	(2,490)	(215,613)	(218,103)

Cash Provided by Financing Activities:

Equity issuances	122,253	114,428	236,681

Debt payments on capital leases, vendor financing	(7,272)	—	(7,272)

Net funding from (repayment of) notes	(25,500)	174,927	149,427

Other	5,703	(10,270)	(4,567)

Total Provided by Financing Activities	95,184	279,085	374,269

Total Change in Cash and Cash Equivalents	$(1,509)	$50,698	$49,189

Cash and Cash Equivalents	$776	$50,698	$51,474

Working Capital	43,900	94,749	138,649

Restricted Investments included in working capital	41,038	—	41,038

(1)	As noted above, the twelve-month period ended December 31, 1999 includes the results of XM Radio from July 7, 1999. Results prior to that were not consolidated.

      The $4.9 million decrease in cash used in operating activities for the core business was primarily attributable to (1) increased operating losses as Motient incurred additional expenses to operate the network and increase Motient’s market awareness, (2) increased cash interest expense on Motient’s bank facility, and (3) the timing of payments on accounts payable, offset by (1) proceeds from Mobile Satellite Ventures for the prepaid Research and Development Agreement, (2) proceeds from Aether for the prepaid license and service agreements, and (3) a net decrease in inventory purchases.

      Excluding $10.8 million representing the amount of the proceeds received in the Mobile Satellite Ventures transaction allocated to the sale of the satellite assets, and the $20 million received from the sale of the transportation assets, the $16.0 million increase in cash used in investing activities of the core business was primarily attributable to the purchase of the XM Radio note receivable in 1999, offset by higher payments in 2000 for property and equipment, including $3.8 million for the acquisition of new frequencies.

      The $50.9 million decrease in cash provided by financing activities in the core business was a result of (1) $116.6 million reduction in proceeds from stock issuances and warrant exercises, (2) the proceeds received from a related party in 1999 of $21.5 million, and (3) $6.0 million in proceeds in 1999 from the partial cancellation of the interest rate swap, offset by (2) $73.3 million in net bank financings and (2) proceeds of $18.6 million representing the portion of the proceeds received in the Satellite Ventures transaction allocated to the investors’ option to convert to Motient common stock. None of the cash and working capital held by XM Radio is available for Motient’s use.

Derivatives

      In September 1998, the Financial Accounting Standards Board (“FASB”) issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”) which requires the recognition of all derivatives as either assets or liabilities measured at fair value, with changes in fair value reflected as current period income (loss). The effective date of SFAS No. 133, as amended by SFAS No. 138, is for fiscal years beginning after September 15, 2000.

      On April 4, 2001, Motient sold a note to Rare Medium for $25 million. The note is collateralized by up to 3 million of Motient’s XM Radio shares, and Rare Medium has the option to exchange the notes for a number of XM Radio shares equivalent to the principal of the note plus any accrued interest thereon. Motient has determined the embedded call option in the note, which permits Rare Medium to convert the borrowing into shares of XM Radio, to be a derivative which must be accounted for in accordance with SFAS No.133 and accordingly, has recorded a market adjustment charge in the amount of $13.8 million in the second quarter of 2001. The second tranche of the Rare Medium bridge loan will also be accounted for as a derivative and valuations made as appropriate.

Accounting Standards

      In December 1999, the SEC issued Staff Accounting Bulletin No. 101, “Revenue Recognition” or “SAB 101.” SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The adoption of SAB 101 did not have a material impact on Motient’s financial statements and results of operations.

      In March 2000, FASB issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” or FASB No. 44. FASB No. 44 further defines the accounting consequence of various modifications to the terms of a previously fixed stock option or award under Accounting Principles Bulletin Opinion No. 25, “Accounting for Stock Issued to Employees.” FASB No. 44 became effective on July 1, 2000, but certain conclusions in FASB No. 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. Both Motient and XM Radio adopted FASB No. 44 in 2000. The effects of implementing FASB No. 44 required XM Radio to recognize additional non-cash compensation during the year ended December 31, 2000, of approximately $1.2 million associated with stock options that had been repriced during the period covered by FASB No. 44, and Motient recognized additional non-cash compensation of approximately $1.0 million associated with the transfer of employees to Aether. Additional compensation charges may result depending upon the market value of the common stock at each balance sheet date.

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. Motient will adopt the provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001, on January 1, 2002 and to goodwill and intangible assets acquired in the Rare Medium merger, if consummated, in the period the merger is consummated. Motient is in the process of evaluating the financial statement impact of adoption of SFAS No. 142.

Quantitative and Qualitative Disclosures about Market Risk

      Motient is exposed to the impact of interest rate changes related to its credit facilities. It manages interest rate risk through the use of a combination of fixed and variable rate debt. Currently, Motient does not use derivative financial instruments to manage its interest rate risk. Motient has minimal cash flow exposure due to general interest rate changes for its fixed rate, long-term debt obligations. Motient invests its cash in short-term commercial paper, investment-grade corporate and government obligations and money market funds.

      Under the term loan and revolving credit facility, interest is paid generally at 100 basis points above LIBOR. The exposure to interest rate fluctuations is limited because the interest rate paid on a monthly basis is variable and based on current market conditions. Motient’s senior notes bear interest at a fixed rate of 12 1/4%. Motient runs the risk that market rates will decline and the required payments will exceed those based on current market rates.

      Motient is exposed to the impact of equity price market risk related to the call option embedded in the $25 million note issued to Rare Medium in April 2001. As of June 30, 2001, the fair value of the embedded call option was $15.8 million. The $25 million note issued to Rare Medium accrues interest at 12% per annum and matures in October 2001 and can be exchanged prior to maturity for the number of shares of XM Radio common stock determined by dividing the principal and accrued interest of such note by $10.41.

MANAGEMENT OF MOTIENT

      The following table sets forth information concerning Motient’s directors and executive officers as of August 1, 2001:

Name	Age	Position

Walter V. Purnell, Jr.	56	Director, Chief Executive Officer and President

W. Bartlett Snell	49	Senior Vice President and Chief Financial Officer

Dennis W. Matheson	40	Senior Vice President and Chief Technology Officer

David H. Engvall	36	Vice President, General Counsel and Secretary

Gary M. Parsons	51	Chairman of the Board of Directors

Billy J. Parrott	66	Director

Andrew A. Quartner	48	Director

Jonelle St. John	47	Director

      Walter V. Purnell, Jr. Mr. Purnell has been a Motient director and the Company’s Chief Executive Officer since January 1999 and has been the President of Motient since March 1998. Mr. Purnell also serves as a director of Mobile Satellite Ventures LLC. Previously, Mr. Purnell was President and Chief Executive Officer of ARDIS Company since September 1995. Before that, Mr. Purnell served as the chief financial officer of ARDIS since its founding in 1990. Before 1990, Mr. Purnell held a broad range of senior executive positions with IBM over 23 years, with financial responsibility over significant telecommunications and other business divisions, both domestically and internationally.

      W.  Bartlett Snell. Mr. Snell has been Motient’s Senior Vice President and Chief Financial Officer since March 1999. Mr. Snell also serves as a Director of Mobile Satellite Ventures LLC. Mr. Snell was formerly the Senior Vice President and Chief Financial Officer at Orbcomm Global, L.P. which he joined in 1996. Prior to joining Orbcomm, Mr. Snell spent 16 years at IBM in a variety of leadership positions in diverse business areas.

      Dennis W. Matheson. Mr. Matheson has been Motient’s Senior Vice President and Chief Technology Officer since March 2000. From 1993 to March 2000, Mr. Matheson held other technical positions with Motient, most recently as Vice President of Engineering and Advanced Technology. Before joining Motient, Mr. Matheson was Senior Manager of Systems Architecture for Bell Northern Research, a subsidiary of Northern Telecom. Prior to that, he held various positions with Northern Telecom and Bell Northern Research within the design and product management organizations, and before that he held various engineering positions with Texas Instruments.

      David H. Engvall. Mr. Engvall has served as Vice President, General Counsel and Secretary of Motient since May 2001. From April 2000 to May 2001, Mr. Engvall served as Vice President, Executive Counsel and Assistant Secretary of Motient, and from April 1999 to April 2000, Mr. Engvall served as Executive Counsel and Assistant Secretary of Motient. From September 1996 to April 1999, Mr. Engvall served as Assistant Vice President and Corporate Counsel of US Office Products Company, a national office supply company. Previously, Mr. Engvall was associated with the law firms of Sullivan & Cromwell and Hogan & Hartson L.L.P.

      Gary M. Parsons. Mr. Parsons is the Chairman of Motient’s board of directors and was formerly the Chief Executive Officer and President of Motient. Mr. Parsons also serves as the Chairman of the board of directors of XM Radio and Mobile Satellite Ventures LLC, which is 80% owned by Motient. Mr. Parsons joined Motient from MCI Communications Corporation where he served in a variety of executive roles from 1990 to 1996, including most recently as Executive Vice President of MCI Communications, and as Chief Executive Officer of MCI’s subsidiary MCImetro, Inc. From 1984 to 1990, Mr. Parsons was one of

the principals of Telecom*USA, which was acquired by MCI. Mr. Parsons also serves on the board of directors of Sorrento Networks Corporation.

      Billy J. Parrott. Mr. Parrott has been a Motient director since May 1988. Mr. Parrott is President and Chief Executive Officer of Antifire, Inc., a manufacturer of non-toxic fire retardants. Mr. Parrott is also the founder and co-founder of several telecommunications companies, including Private Networks, Inc., a builder and operator of telecommunications and broadcast properties, and Roanoke Valley Cellular Telephone Company, a cellular communications company. Mr. Parrott is owner of a production company where he functions as a writer, producer, director and marketing consultant to Fortune 500 companies.

      Andrew A. Quartner. Mr. Quartner has been a Motient director since May 1988. Mr. Quartner also serves as corporate counsel at XO Communications, Inc. and Vice Chairman of CellPort Labs, Inc. Prior to 1997, Mr. Quartner was Senior Vice President, Law, of AT&T Wireless, which he joined in November 1985. Prior to joining AT&T Wireless, Mr. Quartner was associated with the law firm of Debevoise & Plimpton in New York.

      Jonelle St. John. Ms. St. John has been a Motient director since November 2000. Ms. St. John was the Chief Financial Officer of MCI WorldCom International in London from 1997 through 2000 following her positions as the Vice President and Treasurer and Vice President for Corporation Planning and Business Analysis of MCI Communications Corporation from 1990 to 1997. Prior to working with MCI, Ms. St. John was the Vice President and Treasurer and the Vice President and Controller of Telecom*USA, which she joined in 1985. Before 1985, Ms. St. John held various positions at Arthur Andersen LLP.

Compensation of Directors

      Each non-employee member of the board of directors of Motient is entitled to receive an annual retainer of $19,000, and each member of the committees of the board of directors of Motient is entitled to receive additional amounts as follows: executive committee, $3,500 per year; audit committee, $2,500 per year; independent committee, $2,500 per year; nominating committee, $2,000 per year; and compensation and stock option committee, $2,000 per year. Directors have the right to elect to retain or forego these amounts, or to have them donated to a charity of their choice. Ms. St. John and Messrs. Parrott and Quartner elected to have such amounts paid to them directly.

      Each non-employee member of the board of directors of Motient, each of whom is referred to as an eligible director, is entitled to receive options exercisable for Motient common stock as provided in the Motient Stock Award Plan. Pursuant to this plan, each eligible director, other than directors electing not to receive such options, may receive discretionary grants at an exercise price equal to the fair market value of the common stock on the date of grant. Each option expires on the earlier of (1) ten years from the date of grant or (2) seven months after a director’s termination of service as a director.

Compensation and Stock Option Committee Interlocks and Insider Participation In Compensation Decisions.

      During the fiscal year ended December 31, 2000, the compensation and stock option committee of Motient’s board of directors consisted of Ms. St. John and Messrs. Parrott, Parsons, Purnell, Quartner and Mr. Jack Shaw, who resigned from Motient’s board of directors on July 30, 2001. During 2000, Motient and some of its subsidiaries were parties to certain contracts and/or transactions with Hughes Electronics and its affiliates. Mr. Shaw is the chief executive officer of Hughes Electronics. All of these contracts and transactions were approved by Motient’s board of directors, and Motient believes that the contracts and transactions were made on terms substantially as favorable to Motient as could have been obtained from unaffiliated third parties. For a description of these contracts and transactions see “Stock Ownership of Management, Directors and More Than 5% Stockholders of Motient — Certain Relationships and Related Transactions.”

Executive Compensation

      The following table sets forth the compensation paid or accrued by Motient to its chief executive officer and its four other most highly compensated executive officers receiving over $100,000 per year, or the named executive officers, for services rendered during the fiscal years ended December 31, 2000, 1999, and 1998.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

						Securities
Name and				Other Annual	Restricted Stock	Underlying	All Other
Principal Position	Year	Salary	Bonus	Compensation(1)	Awards(2) $	Options/SARs(3)	Compensation

Gary M. Parsons(4)	2000	$219,181	$88,751	$414		200,000
Chairman of the Board	1999	$209,200	$168,438	$396		50,000
	1998	$349,596	$158,000	$10,122	$985,555	100,000
Walter V. Purnell, Jr.(4)(6)	2000	$275,300	$101,725	$774		200,000
President and Chief	1999	$259,462	$86,625	$639		100,000	$101,912	(7)
Executive Officer	1998	$172,258	—	$7,200	$709,600	80,000	$81,780	(8)
Randy S. Segal	2000	$239,692	$76,832	$180		100,000
Senior Vice President,	1999	$223,698	$68,847	$243		50,000
General Counsel and	1998	$204,216	$66,850	$9,904	$532,200	—
Secretary(10)
Dennis W. Matheson(9)	2000	$169,889	$34,508	$143		50,000
Senior Vice President and	1999	$146,815	$37,862	$114		50,000
Chief Technology Officer	1998	$132,308	$28,750			24,000
W. Bartlett Snell(5)	2000	$241,577	$75,460	$270		100,000
Senior Vice President,	1999	$172,615	$—	306	$188,800	40,000
Chief Financial Officer

(1)	For fiscal years 1998, 1999 and 2000, dollar amount includes group term life insurance premiums. For fiscal year 1998, dollar amount includes the personal use of a company car and/or a car allowance.

(2)	As of December 31, 2000, the dollar value of restricted stock held by each of Messrs. Parsons, Purnell and Snell and Ms. Segal was $552,222, $397,600, $198,800, and $198,800 respectively. The restricted stock vests equally over three years and is subject to certain performance conditions that may be waived by the Board of Directors.

(3)	The numbers reflect grants of options to purchase shares of common stock under the Stock Award Plan. Motient has not granted stock appreciation rights, known as SARs.

(4)	Mr. Parsons was chief executive officer and chairman of the board, and Mr. Purnell was President, during 1998. The principal positions indicated above were effective January 1, 1999.

(5)	Mr. Snell joined Motient in March 1999.

(6)	Mr. Purnell joined Motient in April 1998 upon the ARDIS Acquisition.

(7)	Relates to relocation expenses.

(8)	Relates to executive retirement plan pay-out.

(9)	Mr. Matheson assumed his position in March 2000.

(10)	Ms. Segal resigned from her position in May 2001.

      The following table sets forth each grant of stock options made during fiscal year 2000 to each of the named executive officers.

Option/ SAR Grants in Last Fiscal Year

	Individual Grants
					Potential Realizable Value
	Number of	% of Total			at Assumed Annual Rates
	Securities	Options/SARs			of Stock Price Appreciation
	Underlying	Granted to	Exercise or		for Option Term(2)
	Options/SARs	Employees in	Base Price
Name	Granted(1)	Fiscal Year	($/Share)	Expiration Date	5%	10%

Gary M. Parsons	50,000(3)	3.1943%	$15.71	Jan. 27, 2010	$493,997	$1,251,885

Gary M. Parsons	150,000(4)	9.5829%	$15.71	Jan. 27, 2010	$1,481,990	$3,755,654

Walter V. Purnell, Jr.	50,000(3)	3.1943%	$15.71	Jan. 27, 2010	$493,997	$1,251,885

Walter V. Purnell, Jr.	150,000(4)	9.5829%	$15.71	Jan. 27, 2010	$1,481,990	$3,755,654

Randy S. Segal(5)	25,000(3)	1.5971%	$15.71	Jan. 27, 2010	$246,998	$625,942

Randy S. Segal(5)	75,000(4)	4.7914%	$15.71	Jan. 27, 2010	$740,995	$1,877,827

Dennis W. Matheson	10,000(3)	0.6389%	$15.71	Jan. 27, 2010	$98,799	$250,377

Dennis W. Matheson	30,000(4)	1.9186%	$15.71	Jan. 27, 2010	$296,398	$751,131

Dennis W. Matheson	10,000(3)	0.6389%	$27.09	Mar. 23, 2010	$170,393	$431,809

W. Bartlett Snell	25,000(3)	1.5971%	$15.71	Jan. 27, 2010	$246,998	$625,942

W. Bartlett Snell	75,000(4)	4.7914%	$15.71	Jan. 27, 2010	$740,995	$1,877,827

(1)	Does not include options granted on January 25, 2001, with respect to fiscal year 2000. The numbers reflect the grant of options to purchase shares of common stock under the stock award plan. Motient has not granted SARs.

(2)	Based on actual option term and annual compounding. The actual value a named executive officer may realize will depend upon the excess of the price of the common stock over the exercise price on the date the option is exercised. Accordingly, there is no assurance that the value ultimately realized by a named executive officer, if any, will be at or near the values indicated.

(3)	These options become exercisable in three annual installments, vesting at the rate of 33 1/3 % per year for three years.

(4)	These options become exercisable on the seventh anniversary of the date of grant.

(5)	Ms. Segal resigned from her position in May 2001.

      The following table sets forth, for each of the named executive officers, the value of unexercised options at fiscal year-end:

Option/ SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/ SAR Values(1)

Number of Securities
			Underlying Unexercised	Value of Unexercised/In-
	Shares		Options/SARs at Fiscal	The-Money Options
	Acquired	Value	Year End	SARs At Fiscal Year-End
Name	On Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

Gary M. Parsons	—	—	557,408/303,703	$0/$0

Walter V. Purnell, Jr.	3,000	$94,890	137,000/320,000	$0/$0

Randy S. Segal	21,932	$561,104	138,667/153,333	$0/$0

Dennis W. Matheson	—	—	52,097/68,000	$0/$0

W. Bartlett Snell	—	—	26,534/153,466	$0/$0

(1)	Motient has not granted SARs.

STOCK OWNERSHIP OF MANAGEMENT, DIRECTORS AND MORE THAN

5% STOCKHOLDERS OF MOTIENT

      The following table and the accompanying notes set forth certain information, as of August 1, 2001 (or any other date that is indicated) concerning the beneficial ownership of Motient’s common stock by (1) each person who is known by Motient to own beneficially more than five percent of Motient’s common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table and (4) all directors and executive officers as a group. Except as otherwise indicated, each person listed in the table has informed Motient that such person has (1) sole voting and investment power with respect to such person’s shares of common stock and (2) record and beneficial ownership with respect to such person’s shares of common stock.

			Post
			Merger
Name of Beneficial Owner(1)	Number of Shares	% of Class	Ownership

AT&T Wireless Services, Inc.(2)	3,001,145	6.0%	3.3%
1150 Connecticut Avenue, N.W.
Washington, DC 20036

Baron Capital, Inc.(3)(16)	4,005,639	7.9%	4.4%
767 Fifth Avenue, 24th Floor
New York, NY 10153

Hughes Electronics Corporation(4)(16)	11,661,796	21.3%	12.2%
200 No. Sepulveda
El Segundo, CA 90245

RS Investment Management Co. LLC(5)	5,105,200	10.2%	5.7%
RS Investment Management, L.P.
338 Market Street, Suite 200
San Francisco, CA 94111

Noah A. Samara, Trustee	2,533,784	5.1%	2.8%
XM Ventures
c/o WorldSpace, Inc.
2400 N Street, NW
Washington, DC 20037
Directors and Executive Officers

David H. Engvall(6)(7)	12,095	*	*

Dennis W. Matheson(6)(8)	72,475	*	*

Billy J. Parrott(9)	43,600	*	*

Gary M. Parsons(6)(10)	666,348	1.3%	*

Walter V. Purnell, Jr.(6)(11)	241,581	*	*

Andrew A. Quartner(12)	51,000	*	*

W. Bartlett Snell(6)(13)	70,842	*	*

Jonelle St. John(14)	15,000	*	*

All Directors and Executive Officers as a group (8 persons)(15)	1,172,941	2.3%	1.2%

(1)	Certain holders of common stock, including certain of the beneficial owners of more than 5% of the common stock listed in the table, are parties to a stockholders’ agreement dated December 1, 1993. The parties to the stockholders’ agreement may be deemed to constitute a group having beneficial ownership of all common stock held by members of such group. See “— Certain Relationships and Related Transactions—Stockholders’ Agreement” for more information about this agreement. Each such 5% Stockholder disclaims beneficial ownership as to shares of common stock held by other 5% Stockholders.

(2)	Through its subsidiaries, Transit Communications, Inc. (681,818 shares), Satellite Communications Investments Corporation (1,113,135 shares) and Space Technologies Investments, Inc. (1,206,192).

Transit Communications, Inc. is indirectly 80%-owned by LIN Broadcasting Corporation, which is an indirect subsidiary of AT&T Wireless. Satellite Communications Investments Corporation and Space Technologies Investments, Inc. are direct or indirect subsidiaries of AT&T Wireless.

(3)	Includes 828,281 shares of common stock issuable upon exercise of warrants issued in connection with the guarantees of the bank financings.

(4)	Includes (1) 6,692,108 shares of Motient common stock owned by Hughes Communications Satellite Services, Inc., an indirect wholly owned subsidiary of Hughes Electronics, and (2) 4,969,688 shares of Motient common stock issuable upon exercise of warrants issued to Hughes Electronics in connection with certain bank financings.

(5)	This information presented is based on a Schedule 13G filed with the Securities and Exchange Commission dated February 8, 2001.

(6)	Includes shares owned through the Company’s matching 401(k) Plan and/or Employee Stock Purchase Plan.

(7)	Includes 8,336 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws.

(8)	Includes 71,765 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws.

(9)	Includes 38,000 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws. Also includes 7,500 shares owned by Private Networks, Inc., a company in which Mr. Parrott owns a one-third equity interest. Mr. Parrott disclaims beneficial ownership as to all such shares of common stock.

(10)	Includes 550,001 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws.

(11)	Includes 160,334 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws. Also includes 300 shares owned by Mr. Purnell’s wife, as to which Mr. Purnell disclaims beneficial ownership.

(12)	Includes 48,000 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws. Also includes 1,050 shares owned by trusts for the benefit of each of Mr. Quartner’s three children, of which Mr. Quartner is trustee, and 100 shares owned by Mr. Quartner’s wife. Mr. Quartner disclaims beneficial ownership as to all shares of common stock owned by the trusts and his wife.

(13)	Includes 35,001 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws. Also includes shares of restricted stock awarded under the stock award plan, which are subject to a number of conditions of forfeiture.

(14)	Includes 15,000 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days after August 1, 2001, subject to compliance with applicable securities laws.

(15)	See notes (7) through (14).

(16)	These shares may be deemed to be beneficially owned by Rare Medium as a result of voting agreements entered into between Rare Medium and each of Baron Capital, Hughes Electronics and Motorola, Inc. Pursuant to these voting agreements, Baron Capital, Hughes Electronics and Motorola have agreed to vote in the aggregate 12,339,998 shares of Motient common stock, which represents approximately 24.7% of the outstanding shares of Motient common stock, in favor of Proposals 1 and 2.

Certain Relationships and Related Transactions

  Motorola Agreement

      In connection with the acquisition of ARDIS from Motorola by Motient on March 31, 1998, and pursuant to the Stock Purchase Agreement dated as of December 31, 1997, as amended March 31, 1998, Motient, Motorola and Motient’s principal stockholders Hughes Electronics and AT&T Wireless agreed to registration rights with respect to Motient common stock. Pursuant to the terms of the Participation Rights Agreement entered into on December 31, 1997, Motorola is entitled to demand and piggyback registration rights with respect to the shares of common stock issued to Motorola as part of the ARDIS acquisition. Motorola or its transferees are entitled to two demand registrations with respect to its shares of Motient common stock, subject to certain registration priorities and postponement rights of Motient. In addition, Motorola is entitled to piggyback registration in connection with any registration of securities by Motient, whether or not for its own account, on a form which may be used for registration of the common stock held by Motorola. Under the participation rights agreement, Motorola’s piggyback registration rights have certain priorities for sale over those of other parties, including Hughes Electronics and AT&T Wireless. Motorola’s priority rights, however, do not extend to a primary registration on behalf of Motient. Motorola has registered all of its shares of Motient common stock on a shelf registration statement filed by Motient and declared effective by the SEC on March 31, 1999. In addition, Motorola is no longer a greater than 5% beneficial owner of Motient.

  XM Ventures Agreements

      Motient has registered for resale the shares of its common stock acquired by XM Ventures, a principal stockholder of Motient, pursuant to an Exchange Agreement, dated July 7, 1999 by and among Motient, XM Radio and WorldSpace, Inc. This resale registration statement was declared effective by the SEC on August 12, 1999.

      XM Ventures also has “piggyback” registration rights with respect to its Motient stock, when Motient proposes to register any of its securities in an underwritten public offering. The piggyback registration rights granted to XM Ventures are subject and subordinate to the registration rights under all of Motient’s other existing registration rights agreements with other parties.

      In addition, beginning on the later of July 7, 2001 or the exercise or expiration of all demand registration rights under all of Motient’s other existing registration rights agreements with other parties, but in no event later than July 7, 2002, XM Ventures is entitled to two underwritten demand registrations on customary terms and procedures. These demand registrations are subject to the right of Motient’s board of directors to delay any such registration for up to 90 days upon its good faith determination that such registration is not in Motient’s best interests at that time.

      There are also restrictions under the Exchange Agreement on XM Ventures’ ability under certain circumstances to transfer its shares of Motient common stock to WorldSpace or any affiliate of WorldSpace, or to non-U.S. persons or entities in which non-U.S. persons have a significant interest.

  Stockholders’ Agreement

      Motient and each holder of shares of its common stock who acquired shares prior to Motient’s initial public offering are parties to a stockholders’ agreement, amended and restated as of December 1, 1993. The remaining parties to the stockholders’ agreement, AT&T Wireless and Hughes Electronics, hold approximately 26.8% of the outstanding common stock on a fully diluted basis. The stockholders’ agreement includes provisions relating to certain corporate governance matters, as well as the voting and transferability of shares of Motient common stock held by the parties to such agreement, and provisions intended to ensure compliance with applicable laws and FCC regulations. While the stockholders’ agreement technically remains in effect, its practical effect has been reduced, or eliminated, as a result of the changing nature of Motient’s stockholder base and the increasing portion of the outstanding shares of Motient common stock held by the public.

  Hughes

      Motient’s satellite construction contract with Hughes Aircraft required Motient to make ongoing payments to Hughes based on the performance of the satellite after launch. In 1997, Motient and Hughes agreed to reduce the amount of some of these performance payments. Thereafter, Motient raised additional contractual payment issues. Motient and Hughes have not had discussions regarding these payment issues recently. Motient believes that the satellite construction contract has been assigned from Hughes to Boeing, in connection with Boeing’s acquisition of Hughes’ satellite business.

      Hughes Network Systems provided Motient software maintenance services at an annual rate of $1,000,000 for the twelve month period commencing December 1, 1999. The annual rate was $760,000 for the twelve month period commencing December 1, 1998.

      Motient entered into a reseller agreement with Hughes Space & Communications Company, through its Hughes Government Services business unit, whereby Motient agreed to sell its services to Hughes Government Services for resale by Hughes Government Services to federal government subscribers at rates to be established by Hughes Government Services. Like Motient’s other government resellers, Hughes Government Services was to set rates and prices for services and equipment, respectively and would be responsible for billing and collecting amounts due from its customers. For 1999, the total amount of sales to Hughes Government Services were $24,637. There has been little or no activity under this contract.

  Bank Financing Facilities

      In connection with the acquisition of Motient Communications Inc., formerly known as ARDIS, Motient, Motient Holdings Inc. and its subsidiaries entered into agreements with the lenders Morgan Guaranty Trust Company of New York and Toronto Dominion Bank and certain other lenders to provide for two bank financing facilities: (1) its unsecured five-year reducing revolving credit facility and (2) a five-year, term loan facility with up to three additional one-year extensions subject to the lenders’ approval.

      The aggregate committed principal amount under these two facilities was originally $200 million but has since been reduced to $96.5 million. The term loan facility is secured by the assets of Motient, principally its stockholdings in XM Radio, Motient Holdings Inc., and Mobile Satellite Ventures. The bank financing is severally guaranteed by Hughes Electronics, Singapore Telecommunications, Ltd. and Baron Capital Partners, L.P..

      In exchange for the additional risks undertaken by Hughes Electronics, Singapore Telecom and Baron Capital in connection with the bank financing facilities, Motient agreed, pursuant to a Guaranty Issuance Agreement dated March 31, 1998, to compensate Hughes Electronics, Singapore Telecom and Baron Capital, principally in the form of 1 million additional warrants and repricing of 5.5 million warrants previously issued. As originally issued, the warrants had an exercise price of $12.51. Further, in connection with the guarantees, Motient agreed to reimburse Hughes Electronics, Singapore Telecom and Baron Capital in the event that any of them were required to make payment under the guarantees and, in connection with this reimbursement commitment, has provided Hughes Electronics, Singapore Telecom and Baron Capital a junior security interest with respect to the assets of Motient, principally its stockholdings in XM Radio, Motient Holdings Inc. and Mobile Satellite Ventures.

      Hughes Electronics, Singapore Telecom and Baron Capital also obtained certain demand and piggy-back registration rights with regard to the unregistered shares of Motient’s common stock held by them or issuable upon exercise of their warrants. Pursuant to the terms of the Amended and Restated Registration Rights Agreement among Hughes Electronics, Singapore Telecom, Baron Capital and Motient, Motient agreed to (1) extend the expiration date for demand registration rights with respect to Hughes Electronic’s, Singapore Telecom’s and Baron Capital’s existing warrants, (2) provide registration rights for the warrants issued pursuant to the guaranty issue agreement, and (3) provide registration rights for other restricted securities held by Hughes Electronics, Singapore Telecom and Baron Capital. Under the registration rights agreement, Hughes Electronics, Singapore Telecom and Baron Capital are entitled to up to three demand registrations with respect to their shares of Motient’s common stock, subject to certain registration priorities and postponement rights of Motient. In addition Hughes Electronics, Singapore Telecom and Baron Capital are entitled to piggyback registration in connection with any registration of securities by Motient, whether or not for its own account, subject to priorities for sale under the registration rights agreements between Motient and some of its other stockholders.

      On March 22, 1999, Motient, Hughes Electronics, Singapore Telecom and Baron Capital agreed to amend the registration rights agreement to (1) extend the expiration date for exercise of the demand registration rights granted thereunder to March 31, 2007, (2) clarify that the rights provided in the registration rights agreement are assignable by Hughes Electronics, Singapore Telecom and Baron Capital provided that the prospective assignee agrees to become a party to that agreement, and (3) provide one additional demand registration right that may be exercised only by Hughes Electronics or its assignee.

      On March 29, 1999, the bank facility guarantors agreed to eliminate certain covenants contained in the Guaranty Issuance Agreement relating to Motient’s Earnings Before Interest, Depreciation, Amortization and Taxes, referred to here as EBITDA, and service revenue. In exchange for this waiver, Motient agreed to amend the exercise price of the warrants from $12.51 per share to $7.50 per share. As a result of the automatic application of certain adjustment provisions following the issuance of 7.0 million shares of common stock in Motient’s public offering in August 1999, the exercise price of the warrants was further reduced to $7.36 per share, and the warrants became exercisable for an additional 129,246 shares.

      On June 29, 2000, Hughes Electronics and Baron, the only of the three bank facility guarantors who still owned warrants as of such date, agreed with Motient to amend the exercise price of the warrants from $7.36 per share to $6.25 per share, in consideration of Hughes Electronic’s and Baron’s agreements to waive Motient’s obligation to prepay a portion of the bank facility guaranteed by Hughes Electronics and Baron in connection with Motient’s receipt of certain funds at the time of Mobile Satellite Ventures’ formation.

      On April 2, 2001, the exercise price of the warrants was further reduced to $1.31 per share, in consideration of Hughes Electronic’s and Baron’s agreement to consent to Motient’s issuance of a $25 million note to Rare Medium, which note is secured by a pledge of 3,000,000 shares of common stock of XM Radio owned by Motient. In connection with this waiver and in consideration of Singapore Telecom’s agreement to consent to such transaction, Motient also agreed to issue a new warrant to Singapore Telecom, exercisable for 300,000 shares of Motient common stock, at $1.31 per share.

INFORMATION ABOUT RARE MEDIUM

Overview

      Rare Medium is an Internet-focused company that:

•	provides Internet professional services to companies;

•	has developed, managed and operated companies in selected Internet-focused market segments; and

•	selectively invests in companies in which it has previously taken strategic equity positions or that it believes possess superior business models and are strategic to its business.

      Rare Medium provides a range of professional services to its clients. Rare Medium’s services are intended to assist clients in defining or meeting various business objectives through use of the Internet or Internet-related technologies. Client business objectives may include:

•	achieving greater efficiencies in business processes;

•	enhanced access to business information;

•	improved exposure to customers and markets;

•	development of business strategies; or

•	solutions to specific business problems.

      Most of Rare Medium’s services are consultative in nature, and may involve recommendation or implementation of computer applications or hardware sold by third parties as part of an overall approach, or “solution,” to addressing a particular business objective or set of objectives. Client engagements may require various combinations of business strategy, creative and technical expertise. For example, strategic business expertise may be utilized to arrive at a recommendation of an appropriate solution to a particular client business need. Implementation of a particular solution may involve “front-end” aspects like designing the appearance and content flow of web pages, where creative skills are most relevant, or “back-end” aspects like integration of packaged software systems with a client’s existing systems and business processes, where technical skills are most relevant. Rare Medium is typically engaged by clients on a specific project basis, but also performs services for clients under a general contractual arrangement or on an hourly or maintenance basis. Rare Medium’s customers include companies in the retail/ manufacturing, finance/ banking, hospitality/ travel, media/ entertainment and communications/ utilities industries.

      In the past, Rare Medium has also internally developed, managed and operated companies in selected Internet-focused market segments. During that time, it provided these companies with a comprehensive suite of strategic and infrastructure services as well as financial support. These services included Internet services and financial, legal and accounting advisory services. Since April 2001 Rare Medium has either sold its interests in the companies outside of the Internet professional services arena or ceased funding their operations. In addition, Rare Medium has made minority investments in independently managed companies that it believes possess superior business models. In some instances, it has selectively continued to invest in these companies and seek to invest limited amounts of capital in other companies that it believes possess sound business models and are strategic to its business.

      Rare Medium was incorporated in Delaware in 1985 as ICC Technologies, Inc.

Rare Medium’s Professional Services Business

      Rare Medium believes the following elements distinguish it as an Internet services provider:

      Broad Skill Set. Rare Medium’s employees have expertise in areas such as e-commerce, supply chain management and interactive marketing. Its multi-disciplinary team of Internet professionals is comprised of individuals with strategic, creative and technical expertise. This expertise enables it to provide its clients with solutions that address a wide range of business challenges such as introducing new Internet brands, optimizing distribution systems and streamlining internal communications. Rare Medium believes by providing its clients with these services it is able to meet many of their online needs on an ongoing basis.

      Rapid Time to Value. Rare Medium’s combination of industry expertise, strategic assessment capabilities, creativity and technological expertise enables Rare Medium to rapidly develop powerful, reliable and meaningful Internet solutions for its clients. This rapid development capability enables Rare Medium to deliver these solutions to its clients quickly so that clients may, in turn, more rapidly achieve benefits the solutions may facilitate.

      LiveMarket Offering. Rare Medium’s LiveMarket offering addresses the market for small to medium sized businesses seeking capabilities relating to online commerce, document exchange, or enablement of certain other business transactions. Rare Medium believes its LiveMarket offering can provide e-commerce related capabilities to businesses which may not otherwise be able to afford the cost of some of the large-scale e-commerce applications currently on the market. In addition, Rare Medium believes implementation time for LiveMarket’s offering is significantly less than that of large-scale applications, allowing its customers to achieve faster time-to-market and greater focus on their core competencies.

  Rare Medium’s Services Strategy

      Rare Medium’s goal is to enhance its position as an Internet services firm providing a variety of e-business solutions. Its strategy to achieve this objective is to:

      Retain a Highly Specialized Workforce. Rare Medium intends to continue to ensure that its employees have the requisite expertise to provide our clients with a range of Internet services. Rare Medium plans to retain and motivate its employees by giving them the opportunity to work with cutting-edge technologies, paying competitive compensation packages and granting stock options, and encouraging a corporate culture that is results-driven and rewards creativity, communication and cooperation.

      Leverage its Expertise. Rare Medium intends to continue to leverage expertise it has acquired in some industries, with some third party software packages, and expertise in other areas to achieve cost and marketing benefits wherever possible. Rare Medium believes that it can achieve cost efficiencies by redeployment of its expertise through successive engagements in the same or similar industries or through implementations of the same or similar third party software packages. Similarly, Rare Medium believes any particular areas of expertise developed or acquired will give it competitive advantages in securing additional work requiring the same or similar expertise.

      Leverage Its Relationship with Apollo. Affiliates of Apollo Advisors, LP, Rare Medium’s largest shareholder, own approximately 44% of Rare Medium’s outstanding common stock on a fully diluted basis as of August 8, 2001. Apollo has significant stakes in more than 50 medium to large traditional enterprises, in a wide range of industries including manufacturing, consumer products, financial services, media and telecommunications. Through its relationship with Apollo, Rare Medium has been introduced to many of these “brick and mortar” businesses and Rare Medium’s clients have included several of these companies. Rare Medium intends to continue to seek additional business from introductions through Apollo.

      Increase Repeat and Recurring Revenues. Rare Medium plans to increase the proportion of its revenues that represent repeat business with the same clients. It intends to generate repeat revenues by cross-selling services and entering into multiple engagements with its existing clients. In addition, it plans to increase recurring revenues by selling its LiveMarket solution to new and existing clients. Rare Medium currently charges clients who use its LiveMarket solution a fixed monthly rate. Rare Medium believes that increasing repeat and recurring revenues will enable it to predict its revenues with greater accuracy and improve its operating margins.

  Rare Medium’s Investment Business

      Rare Medium’s investment business is currently focused on recognizing value from its existing portfolio and providing assistance to its portfolio companies.

      Rare Medium holds investments in the following companies:

	Initial Date	Approximate
	of	% of
Company Name	Investment	Ownership	Description of Business

Active Leisure (Competition Accessories)	October 1999	20%	Direct marketer of motorcycles, parts and accessories.
Archive.com	December 1999	4%	Provider of secure archival and retrieval services for business critical document management
Cidera	September 2000	Less than 1%	Provider of broadband content and caching services to ISPs, Content Delivery Networks (CDNs), and enterprise customers through a satellite-based delivery system.
CMJ Network	November 1999	15%	Provider of news, information, content and services to music consumers, artists and the music industry.
Commerce Dynamics (GoShip.com)	October 1999	5%	Provider of enhanced, cost effective cooperative shipping and fulfillment solutions for e-commerce websites.
DataSynapse	August 2000	8%	Provider of distributed computing solutions for solving computationally intensive tasks on an out-sourced basis.
Edmunds.com	October 1999	3%	Provider of automotive information, including original editorial content, complete pricing and specification information and sales referrals for purchasing, finance, insurance, warranty and other ancillary services.
ePrize	December 1999	5%	Online sweepstakes, direct marketing and promotions company that offers end-to-end solutions for customer acquisition and retention.
Emerging Vision	February 2000	5%	Internet portal for the optical industry.
Iparty	September 1999	2%	Internet-based merchant of party goods, party related services and party-planning advice.
Like.com	September 1999	5%	Internet recommendation service highlighting celebrity style choices to drive e-commerce
Myteam (formerly	November 1999	1%	Provider of amateur sports-related content
MySportsGuru.com)			and services.
NextJet	February 2000	17%	System for management of Next Flight Out (NFO), package delivery service.
Ntercept (f/k/a Speakout.com)	August 1999	5%	Developer of proprietary, Internet-based opinion research solutions.
QuickNet	November 1999	8%	Provider of hardware and software low-density Internet telephony products.
RecoveryCare	June 2000	32%	Provider of Internet-based products and services to Orthopedic physicians and their patients.
Safety Tips	July 2000	11%	Information provider specializing in safety-and crime-related data.

	Initial Date	Approximate
	of	% of
Company Name	Investment	Ownership	Description of Business

ShareMax	March 2000	5%	Provider of Internet-based strategic sourcing software and services.
Smart Online	September 1999	1%	Provider of private-label business productivity applications and information resources for small businesses and entrepreneurs.
Totality (f/k/a MimEcom)	June 2000	1%	Provider of Application and Infrastructure Management (AIM) services for Global 2000 e-businesses.

      During the first six months of 2001, Rare Medium reduced its focus on the investment business and has significantly reduced the amount of funding to its incubator companies. In addition, Rare Medium sold a majority of its stake in two of its incubator companies, ChangeMusic Network, Inc. and ePrize, in April 2001.

  Customers

      Rare Medium’s significant customers accounting for more than 5% of revenue for the six-month period ended June 30, 2001 include Corporate Express, Wyndham International, XM Satellite Radio and NextJet. For the six-month period ended June 30, 2001, revenues from two of these customers, each accounting for more than 10% of Rare Medium’s total revenue for the period, amounted to approximately 33% of Rare Medium’s revenue for the period. No customer accounted for more than 10% of revenue for the year ended December 31, 2000.

  Employees

      As of July 31, 2001, Rare Medium had 225 full-time employees. Rare Medium believes its relations with its employees are good.

  Legal Proceedings

      Motient and Rare Medium are aware of a number of purported class action lawsuits that have been filed by the holders of Rare Medium common stock in the Court of Chancery of the State of Delaware and the New York State Supreme Court challenging the proposed merger. Thus far, Motient and Rare Medium are aware of seventeen complaints that have been filed, including: Augenbaum v. Meyers, et al., Del. Ch., C.A. No. 18879-NC; Kohn v. Meyers et al., Del. Ch., C.A. No. 18880-NC; Friedman v. Meyers, et al., Del. Ch., C.A. No. 18881-NC; Chichester v. Rare Medium Group, Inc., et al., Del. Ch., C.A. No. 18884-NC; Gill v. Meyers, et al., Del. Ch., No. 18892-NC; Stoopler v. Meyers, et al., Del. Ch., C.A. No. 18897-NC; Lipsky v. Stasior, et al., Del. Ch., No. 18902-NC; Brown v. Meyers, et al., Del. Ch., No. 18903-NC; Weiss v. Meyers, et al., Del. Ch., No. 18904-NC; Gross v. Meyers, et al., Del. Ch., 18905-NC; Blackmon v. Meyers, et al., Del. Ch., C.A. No. 18906-NC; Gordon v. Meyers, et al., Del. Ch., C.A. No. 18911-NC, Brickell Partners v. Rare Medium Group, Inc., et al., N.Y.S. Index No. 01602694; Loeffelbein, et al., v. Stasior, et al., Del. Ch., C.A. No. 18939-NC; Laderer v. Meyers, et al., Del. Ch., C.A. No. 18940-NC; Farber v. Meyers, et al., Del. Ch., C.A. No. 18945-NC; and Dartmouth Capital Advisors, Inc. and C.S. McKee & Company v. Meyers, et al., Del. Ch., C.A. No. 18951-NC. All of the complaints name Rare Medium, and members of Rare Medium’s board of directors, as defendants. Most of the complaints name the holders of Rare Medium preferred stock, and certain of their affiliated entities, as defendants, and some of the complaints name Motient as a defendant.

      On June 22, 2001, the Delaware court entered an order to consolidate the sixteen Delaware lawsuits for all purposes into a single purported class action, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879 NC. Under the terms of the order, Ram Yariv was added as an additional party plaintiff. The law firms of Abraham and Paskowitz; Bull & Lifshitz, LLP; Bernstein Liebhard & Lifshitz LLP; Kirby McInerney & Squire LLP; Stull, Stull & Brody; Weiss & Yourman; Wolf Popper

LLP; Milberg Weiss Bershad Hynes & Lerach LLP; Law Offices of Peter Fischbein; Law Offices of Bernard M. Gross, P.C.; Berger & Montague, P.C.; Barrack, Rodos & Bacine; Schiffrin & Barroway LLP; Law Offices of Curtis V. Trinko LLP; Shapiro Haber & Urmy LLP; Law Office of Alfred G. Yates, Jr.; and Rabin & Peckel LLP were designated as plaintiffs’ Committee of the Whole, the law firm of Milberg Weiss Bershad Hynes & Lerach LLP was designated as plaintiffs’ Lead Counsel, and the law firm of Rosenthal Monhait Gross & Goddess, P.A. was designated as plaintiffs’ Delaware Liaison Counsel. The complaint in Loeffelbein, et al. v. Stasior, et al., C.A. No. 18939 NC was designated as the complaint in the consolidated action. The Delaware court has not certified the consolidated lawsuit as a class action.

      On August 7, 2001, a Consolidated Amended Class Action Complaint was filed in Delaware Chancery Court. The Delaware Court has not yet certified the consolidated lawsuit as a class action.

      Both the Consolidated Amended Class Action Complaint and the complaint in the New York lawsuit allege that the defendants breached duties allegedly owed to the holders of Rare Medium common stock in connection with the merger agreement. Specifically, the complaints allege, among other things, that: (1) the holders of Rare Medium preferred stock engaged in self-dealing in the proposed merger; and (2) the Rare Medium board of directors allegedly breached its fiduciary duties by agreeing to distribute the merger consideration differently among holders of Rare Medium’s common and preferred shares. The Consolidated Amended Class Action Complaint also alleges that Motient and Rare Medium failed to adequately disclose all material information in this joint proxy statement/prospectus. The complaints in both lawsuits also allege that Motient and the holders of Rare Medium preferred stock aided and abetted the supposed breaches of fiduciary duties.

      The lawsuits seek to stop the merger and/or to obtain an award of monetary damages. Specifically, the plaintiffs seek, among other things: (1) a declaration that the complaints are properly maintainable as a class action; (2) injunctive or rescissory relief; (3) unspecified monetary damages; (4) attorney’s fees, costs, and expenses; (5) other and further relief the Court deems proper.

      Rare Medium and Motient plan to vigorously contest these lawsuits, as well as any other similar lawsuits that may be filed. Rare Medium and Motient have filed motions to dismiss the consolidated complaint in Delaware, which the plaintiffs amended on August 7, 2001. Rare Medium and Apollo have filed motions to dismiss or stay the New York lawsuit.

      On July 23, 2001, plaintiff Microsoft Corporation filed suit against Rare Medium, Inc. in the United States District Court for the Western District of Washington, CO1-1130P. The plaintiff alleges breach of contract in connection with a consulting agreement and an alliance agreement entered between the parties seeking $2.3 million in damages, interest and attorney’s fees. Rare Medium intends to contest Microsoft’s claims.

      In 2000, Rare Medium entered into a strategic alliance agreement, as amended, with a software company to assist in the training of Rare Medium personnel and development and delivery by Rare Medium of solutions built utilizing the partner’s technology. Under the terms of the alliance, the partner has provided Rare Medium with refundable advances of approximately $8.6 million, on an interest free basis. The amount and timing of the repayment of the advances may be adjusted based on Rare Medium’s achievement of certain milestones in accordance with the terms of the agreement. A dispute arose with respect to Rare Medium’s achievement of the milestones. Recent efforts at renegotiating the payment schedule and milestones were not successful. In July 2001, Rare Medium received a notice of arbitration demand from the partner seeking the return of the approximately $8.6 million, plus interest, that had been advanced by the partner, who has allegedly terminated the agreement. Rare Medium intends to contest the partner’s claims. There can be no assurance that Rare Medium will be successful in contesting this action and that accelerated repayment, along with attorney’s fees and interest, will not be required.

      On May 16, 2001, Plaintiffs Jay M. Wolff, David Bliss, Tim Barber and Steve O’Brien filed suit against Rare Medium, Inc., ICC Technologies, Inc., and Rare Medium Texas I, Inc. in the United States District Court for the Southern District of New York, Wolff, et al. v. Rare Medium, Inc., et al., CV No. 01-4279. The plaintiffs asserted claims for breach of contract, tortious interference with contractual relations, tortious interference with prospective advantage, and breach of implied obligation of good faith, arising out of the plaintiffs’ alleged attempt to engage in transactions involving some or all of the approximately 1.2 million restricted Rare Medium shares the plaintiffs obtained in Rare Medium’s acquisition of Big Hand, Inc. The plaintiffs seek unspecified compensatory and punitive damages, interest, attorneys’ fees and costs. Rare Medium expects to defend the matter vigorously.

      Rare Medium has been in settlement discussions with its former financial public relations firm with respect to Rare Medium’s failure to deliver options covering approximately 124,000 shares of Rare Medium’s stock that are allegedly owed relating to past services allegedly rendered. Rare Medium has not accepted the most recent settlement offer and has recently been notified that the claimant intends to file a claim asserting its alleged entitlement to damages of approximately $12.8 million. As a claim has not yet been filed, the ultimate outcome with respect to this unasserted claim cannot be reasonably determined at this time.

Exchange Offer for Rare Medium Options

      Rare Medium is considering offering to exchange, prior to completion of the merger, all outstanding options to purchase shares of its common stock held by current employees and directors under Rare Medium’s 1998 Long-Term Incentive Plan, Amended and Restated 1998 Long-Term Incentive Plan, Nonqualified Stock Plan, Equity Plan for Directors and Amended and Restated Equity Plan for Directors, in exchange for repriced options or shares of restricted common stock of Rare Medium.

SELECTED FINANCIAL DATA OF RARE MEDIUM

      The following selected consolidated financial information should be read in conjunction with Rare Medium’s consolidated financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus, and the information contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rare Medium.” The consolidated balance sheet data and the consolidated statement of operations data as of and for the years ended December 31, 1998, 1999 and 2000 are derived from the consolidated financial statements of Rare Medium, which were audited by KPMG LLP, independent public accountants. The consolidated balance sheet data and the consolidated statement of operations data as of and for the years ended December 31, 1996 and 1997 are derived from the consolidated financial statements of Rare Medium, which were audited by PricewaterhouseCoopers LLP, independent public accountants. The consolidated balance sheet data as of June 30, 2001 and the consolidated statement of operations data for the six months ended June 30, 2000 and 2001 are derived from the unaudited consolidated financial statements of Rare Medium, which have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for such periods. The results of operations for interim periods are not necessarily indicative of a full year’s operations. The format of prior year data has been conformed to reflect the accounting for discontinued operations. The financial data as of and for the year ended December 31, 2000 has been restated as discussed in the notes to Rare Medium’s consolidated financial statements.

						Six Months Ended
	Years ended December 31,					June 30,

	1996	1997	1998	1999	2000	2000	2001

	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:

Revenues	$—	$—	$4,688	$36,694	$106,472	$51,523	$19,949

Cost of revenues	—	—	3,610	19,650	66,100	29,725	24,155

Gross profit (loss)	—	—	1,078	17,044	40,372	21,798	(4,206)

Expenses:

Sales and marketing	—	—	897	5,450	25,800	9,173	5,474

General and administrative	1,546	1,992	5,673	32,407	92,002	41,251	30,940

Depreciation and amortization	—	—	12,584	25,993	49,360	22,014	19,694

Restructuring charges	—	—	—	—	—	—	21,929

Total expenses	1,546	1,992	19,154	63,850	167,162	72,438	78,037

Loss from operations	(1,546)	(1,992)	(18,076)	(46,806)	(126,790)	(50,640)	(82,243)

Interest income (expense), net	686	493	(1,279)	(1,396)	10,248	4,572	4,154

Loss on investments in affiliates	—	—	—	(1,468)	(11,103)	(2,563)	(23,633)

Unrealized gain on derivative instrument	—	—	—	—	—	—	13,800

Other income (expense)	—	—	—	200	(777)	(262)	199

Loss before taxes and discontinued operations	(860)	(1,499)	(19,355)	(49,470)	(128,422)	(48,893)	(87,723)

Income taxes	—	—	355	—	—	—	—

Loss before discontinued operations	(860)	(1,499)	(19,710)	(49,470)	(128,422)	(48,893)	(87,723)

Discontinued operation:

Loss from discontinued operation	(6,295)	(11,985)	(5,166)	—	—	—	—

Gain on restructuring Engelhard/ ICC	—	—	24,257	—	—	—	—

(Loss) income from discontinued operation	(6,295)	(11,985)	19,091	—	—	—	—

Net loss	(7,155)	(13,484)	(619)	(49,470)	(128,422)	(48,893)	(87,723)

Deemed dividend attributable to issuance of convertible preferred stock	—	—	—	(29,879)	—	—	—

Cumulative dividends and accretion of convertible preferred stock	(49)	—	—	(13,895)	(22,718)	(16,843)	(5,898)

Net loss attributable to holders of common stock	$(7,204)	$(13,484)	$(619)	$(93,244)	$(151,140)	$(65,736)	$(93,621)

Basic and diluted loss per share:

Continued operations	$(0.04)	$(0.07)	$(0.78)	$(2.55)	$(2.83)	$(1.39)	$(1.48)

Discontinued operation	(0.31)	(0.56)	0.76	—	—	—	—

Net loss per share	$(0.35)	$(0.63)	$(0.02)	$(2.55)	$(2.83)	$(1.39)	$(1.48)

Basic weighted average common shares outstanding	20,332,952	21,339,635	25,282,002	36,625,457	53,488,951	47,436,995	63,337,807

	December 31,
						June 30,
	1996	1997	1998	1999	2000	2001

	(In thousands)

Consolidated Balance Sheet Data:

Cash, cash equivalents, and short-term investments	$9,641	$1,257	$918	$28,540	$157,483	$98,036

Note receivable and embedded derivative instrument	—	—	—	—	—	40,202

Investments in affiliates	—	—	—	26,467	48,016	33,162

Total assets	12,251	4,522	44,743	160,423	317,491	223,932

Notes payable, less current portion	—	—	10,592	997	—	—

Total liabilities	2,180	7,584	14,921	19,208	40,761	34,599

Series A convertible preferred stock	—	—	—	36,224	47,621	53,519

Stockholders’ equity (deficit)	10,071	(3,062)	29,822	104,991	229,109	135,814

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF RARE MEDIUM

Overview

      Rare Medium is an Internet-focused company that:

•	provides Internet professional services to companies;

•	has developed, managed and operated companies in selected Internet-focused market segments; and

•	selectively invests in companies in which it has previously taken strategic equity positions or that it believes possess superior business models and are strategic to its business.

      Rare Medium’s operating results are primarily driven by its Internet services business. The Internet services industry, in which Rare Medium operates, recently began manifesting downward trends in financial results, business growth and in the capital markets. Rare Medium evaluates the performance of this business as a separate segment. Revenue and loss before interest, taxes, depreciation, amortization and other items are used to measure and evaluate Rare Medium’s financial results and make relative comparisons to other entities that operate within the Internet services industry. Over the last few quarters, demand for Internet services has decreased as the weakening of general economic conditions has caused many companies to reduce spending on Internet-focused business solutions. This weakening has resulted in a decrease in Rare Medium’s quarterly revenue. During the fourth quarter of 2000 and the first and second quarters of 2001, Rare Medium took actions to adapt its business to the changing market conditions and decreased demand for its services. This restructuring led to a charge of $21.9 million for the six months ended June 30, 2001. During the second quarter, Rare Medium has again been able to reduce its operating expenses at a higher rate than the decline in its revenue from the prior quarter. Rare Medium’s Internet services business revenue, including revenue from services provided to its consolidated subsidiaries, decreased to $8.1 million in the three months ended June 30, 2001 from $13.8 million in the three months ended March 31, 2001. Even though its revenue decreased $5.7 million from the first quarter of 2001 to the second quarter of 2001, Rare Medium’s loss before interest, taxes, depreciation, amortization and other items decreased $5.0 million from $13.2 million in the first quarter to $8.2 million in the second quarter. Rare Medium will continue to evaluate the market for Internet professional services and will take other steps, if necessary, aimed at ensuring that its cost structure remains aligned with changes in market conditions and demand for its services.

      Many of Rare Medium’s Internet service contracts are currently on a fixed price basis, rather than a time and materials basis. Rare Medium recognizes revenues from fixed price contracts based on its estimate of the percentage of each project completed in a reporting period. To the extent its estimates are inaccurate, the revenues and operating profits, if any, Rare Medium reports for periods during which Rare Medium is working on a project may not accurately reflect the final results of the project, and Rare Medium would be required to make adjustments to such estimates in a subsequent period.

      Rare Medium’s Internet services clients generally retain it on a project-by-project basis, rather than under long-term contracts. As a result, a client may or may not engage Rare Medium for further services once a project is completed. Establishment and development of relationships with additional companies and other corporate users of information technology and securing repeat engagements with existing clients are important components of Rare Medium’s success.

      Prior to March 1999, Rare Medium’s name was ICC Technologies, Inc. On April 15, 1998, ICC acquired Rare Medium, Inc., an Internet services business and shortly thereafter changed its name to Rare Medium Group, Inc. ICC was the legal and accounting acquirer in this transaction. Following this acquisition, all non-Internet-related operations were divested and the chief executive officer of Rare Medium, Inc. became the chief executive officer of Rare Medium Group, Inc. As a result of these transactions, the results of operations of the non-Internet-related business for all periods have been accounted for as a discontinued operation. Accordingly, the discussion in the section entitled “Results of Operations” focuses on Rare Medium’s Internet-related businesses, and operating results for 1998 are presented on a pro forma basis to give effect to these transactions. The amounts shown for the years ended December 31, 1999 and 2000 include Rare Medium’s operations as they are reported.

      The discussion reflects the impact of the restatement of Rare Medium’s financial statements for the year ended December 31, 2000 as discussed in the notes to the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Results of Operations for the Six Months Ended June 30, 2001 Compared to the Six Months Ended June 30, 2000

  Revenues

      Revenues for the six months ended June 30, 2001 decreased to $19.9 million from $51.5 million for the six months ended June 30, 2000, a decrease of $31.6 million. This decrease reflects the weakening of general economic conditions in which many companies have reduced their spending on Internet-focused business solutions. Rare Medium’s incubator companies generated revenues totaling $2.7 million in the six months ended June 30, 2001, compared to $3.3 million in the six months ended June 30, 2000. After disposing of its majority interest in two incubator companies in April, revenues from these companies will not continue to be recognized in future periods.

  Cost of Revenues

      Cost of revenues includes salaries, payroll taxes and related benefits and other direct costs associated with the generation of revenues. Cost of revenues for the six months ended June 30, 2001 decreased to $24.2 million from $29.7 million for the six months ended June 30, 2000, a decrease of $5.5 million. This decrease is due primarily to the restructuring efforts undertaken during 2001 aimed at aligning Rare Medium’s cost structure with changing market conditions and the decreased demand for Rare Medium’s services. After the restructuring activities, Rare Medium expects its cost of revenues to decline in future periods as Rare Medium has continued to reduce the number of billable professionals. The cost of revenues for the six months ended June 30, 2001 also includes $1.9 million related to Rare Medium’s incubator companies. After disposing of its majority interest in two incubator companies in April, Rare Medium’s cost of revenues from these companies will not continue to be recognized in future periods.

  Sales and Marketing Expense

      Sales and marketing expense represent the actual costs associated with Rare Medium’s sales force, marketing and advertising. Sales and marketing expense for the six months ended June 30, 2001 decreased to $5.5 million from $9.2 million for the six months ended June 30, 2000, a decrease of $3.7 million. The decrease is primarily the result of decreased marketing activities by the Internet services business offset by a marketing campaign by CMJ to increase subscriptions for its monthly publication. After disposing of its majority interest in two incubator companies in April, including CMJ, Rare Medium does not expect its sales and marketing expense to remain at this same level in future periods.

  General and Administrative Expense

      General and administrative expenses include facilities costs, recruiting, training, finance, legal, and other corporate costs, as well as salaries and related employee benefits for those employees that support such functions. General and administrative expense for the six months ending June 30, 2001 decreased to $30.9 million from $41.3 million for the six months ended June 30, 2000, a decrease of $10.4 million. This decrease was primarily due to the restructuring efforts aimed at aligning Rare Medium’s cost structure with changing market conditions and decreased demand for its services, including the office closures in Canada, Australia, Singapore, England and Michigan. These cost savings were partially offset by an increased risk of collection of accounts receivable from its Internet professional services clients that caused Rare Medium to take a charge for bad debt of $5.0 million, most of which was recognized in the first quarter of 2001. After disposing of its majority interest in two incubator companies in April and its restructuring efforts primarily related to the Internet services business, Rare Medium expects general and administrative expense to decrease in future periods.

  Depreciation and Amortization Expense

      Depreciation and amortization expense substantially consists of the amortization of intangible assets. Depreciation and amortization expense for the six months ended June 30, 2001 decreased to $19.7 million from $22.0 million for the six months ended June 30, 2000, a decrease of $2.3 million. This decrease resulted primarily from the disposal of property and equipment associated with its restructuring activities. As Rare Medium has decreased its capital expenditures and as intangible assets related to its acquisitions become fully amortized, Rare Medium expects depreciation and amortization expense to decrease in future periods.

  Restructuring Charges

      During the six months ended June 30, 2001, Rare Medium recorded restructuring charges of approximately $21.9 million primarily related to its Internet services business, consisting of $16.7 million for the consolidation of facilities and the disposition of property and equipment, $2.0 million for the impairment of unamortized goodwill, $2.0 million for severance and benefits related to headcount reductions and $1.2 million for other office shutdown costs. These restructuring charges were aimed at aligning Rare Medium’s cost structure with changing market conditions and decreased demand for Rare Medium’s services and were primarily related to office closures in Canada, Australia, Singapore, England and Michigan and other office consolidations. The plan resulted in head count reductions of approximately 325 employees, most of which occurred in March. Subsequent to June 30, 2001, further headcount reductions resulted in the termination of approximately 75 employees.

      The total cash outlay and non-cash charges for the restructuring activities will be approximately $9.3 million and $12.6 million, respectively. As of June 30, 2001, approximately $3.7 million of cash was used, $3.7 million is expected to be used in the remainder of 2001, and the remaining cash outlay of approximately $1.9 million, primarily related to the present value of the net future minimum lease payments for certain real estate lease obligations, is expected to be used over the next seven years.

  Interest Income, Net

      Interest income, net for the six months ended June 30, 2001 is mainly comprised of the interest earned on the proceeds received from the sale of Rare Medium common stock during the first quarter of 2000, interest on the Motient note, as well as the accretion of the $23.7 million carrying value of the Motient note up to the face value of $25.0 million over the six month term of the note.

  Loss on Investment in Affiliates

      Loss on investments in affiliates consists primarily of $15.6 million for the impairment to the carrying value of certain affiliates accounted for under the cost method, $3.1 million for the realized loss on the sale of publicly traded securities, $2.2 million for Rare Medium’s proportionate share of affiliates’ operating losses and amortization of Rare Medium’s net excess investment over its equity in each affiliate’s net assets for those affiliates accounted for under the equity method, and $2.7 million related to Rare Medium’s incubator companies. Rare Medium will continue to monitor the carrying value its investments in affiliates for further impairment.

  Unrealized Gain on Derivative Instrument

      In accordance with SFAS No. 133, Rare Medium recognized a gain of approximately $13.8 million as of June 30, 2001 related to the increase in the fair value of the exchange feature allowing Rare Medium to convert the first tranche of the promissory notes from Motient to shares of XM Radio common stock held by Motient.

  Net Loss

      For the six months ended June 30, 2001, Rare Medium recorded a net loss of $87.7 million. Excluding $19.7 million in amortization and depreciation, the net loss was $68.0 million. The loss was primarily due to the factors described in “Cost of Revenues,” “General and Administrative Expense,” “Sales and Marketing Expense,” “Restructuring Charges,” “Loss on Investments in Affiliates” and “Unrealized Gain on Derivative Instrument.”

      Included in net loss attributable to common stockholders of $93.6 million was $5.9 million of non-cash deemed dividends and accretion related to the issuance of Rare Medium Series A convertible preferred stock. Dividends were accrued related to the pay-in-kind dividends payable quarterly on Series A convertible preferred stock and to the accretion of the carrying amount of the Series A convertible preferred stock up to its $100 per share face redemption amount over 13 years.

Results of Operations for the Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

  Revenues

      Revenues for the year ended December 31, 2000 increased to $106.5 million from $36.7 million for the year ended December 31, 1999, an increase of $69.8 million. This increase reflects increases in both the number and relative size of client engagements, which has been facilitated by increases in billable employees substantially as a result of Rare Medium’s aggressive hiring strategy during 1999 and the first half of 2000 and, to a lesser extent, acquisitions. Rare Medium’s incubator companies generated revenues totaling $7.8 million in the year ended December 31, 2000, compared to $1.6 million in the year ended December 31, 1999.

  Cost of Revenues

      Cost of revenues includes salaries, payroll taxes and related benefits and other direct costs associated with the generation of revenues. Cost of revenues for the year ended December 31, 2000 increased to $66.1 million from $19.7 million for the year ended December 31, 1999, an increase of $46.4 million. This increase is due primarily to a substantial increase in additional personnel in Rare Medium’s Internet services business. Cost of revenues as a percentage of revenue related to its Internet services business amounted to 51.3% for the year ended December 31, 2000. The increase in cost of revenues also reflects $5.9 million of costs related to its incubator businesses.

  Sales and Marketing Expense

      Sales and marketing expense represent the actual costs associated with Rare Medium’s sales force, marketing and advertising. Sales and marketing expense for the year ended December 31, 2000 increased to $25.8 million from $5.5 million for the year ended December 31, 1999, an increase of $20.3 million. The increase is primarily the result of the implementation of a national marketing program to build the “Rare Medium” brand, marketing with respect to Rare Medium’s incubator companies and an increase in Rare Medium’s sales force. Rare Medium does not expect sales and marketing expenses to increase at this same level going forward.

  General and Administrative Expense

      General and administrative expenses include facilities costs, recruiting, training, finance, legal, and other corporate costs as well as salaries and related employee benefits for those employees that support such functions. General and administrative expense for the year ended December 31, 2000 increased to $92.0 million from $32.4 million for the year ended December 31, 1999, an increase of $59.6 million. This increase is a result of the cost of infrastructure needed to support the growth in revenue and Rare Medium’s continued expansion into new markets. The increase in general and administrative expense also relates to the costs associated with required resources with respect to Rare Medium’s investment business.

  Depreciation and Amortization Expense

      Depreciation and amortization expense substantially consists of the amortization of intangible assets. Depreciation and amortization expense for the year ended December 31, 2000 increased to $49.4 million from $26.0 million for the year ended December 31, 1999, an increase of $23.4 million. This increase resulted primarily from Rare Medium’s acquisitions during 1999.

  Interest Expense, Net

      Interest expense, net for the year ended December 31, 2000 is mainly compromised of the interest earned on the proceeds received from the sale of Rare Medium common stock during the first quarter of 2000 as described below in “Liquidity and Capital Resources.”

  Net Loss

      For the year ended December 31, 2000, Rare Medium recorded a net loss of $128.4 million. Excluding $49.4 million in amortization and depreciation, the net loss was $79.0 million. The loss was primarily due to the factors described in “Cost of Revenues,” “General and Administrative Expense” and “Sales and Marketing Expense.”

      Included in net loss attributable to common shareholders of $151.1 million was $22.7 million of non-cash deemed dividends and accretion related to issuance of Rare Medium’s Series A convertible preferred stock. Dividends were accrued related to the pay-in-kind dividends payable quarterly on Series A convertible preferred stock, and to the accretion of the carrying amount of the Series A convertible preferred stock up to its face redemption amount over 13 years.

Results of Operations for the Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

Condensed Statements of Operations

	Year Ended
	December 31,

	1998	1999

	Unaudited	Actual
	Pro Forma

	(In thousands)

Revenues	$5,830	$36,694

Cost of revenues	4,489	19,650

Gross profit	1,341	17,044

Expenses:

Sales and marketing	897	5,450

General and administrative	6,210	32,407

Depreciation and amortization	12,627	25,993

Total expenses	19,734	63,850

Loss from operations	(18,393)	(46,806)

Interest expense, net	(1,383)	(1,396)

Loss on investments in affiliates	—	(1,468)

Other income	—	200

Loss before taxes and discontinued operation	(19,776)	(49,470)

Income tax expense	355	—

Loss before discontinued operation	(20,131)	(49,470)

	Year Ended
	December 31,

	1998	1999

	Unaudited	Actual
	Pro Forma

	(In thousands)

Discontinued operation:

Loss from discontinued operation	$(5,166)	—

Gain on restructuring of Englehard/ ICC	24,257	—

Income from discontinued operation	19,091	—

Net loss	(1,040)	$(49,470)

Deemed dividend attributable to issuance of convertible preferred stock	—	(29,879)

Cumulative dividends and accretion of convertible preferred stock to liquidation value	—	(13,895)

Net loss attributable to common stockholders	$(1,040)	$(93,244)

  Revenues

      Revenue for the year ended December 31, 1999 increased to $36.7 million from $5.8 million for the year ended December 31, 1998, representing an increase of $30.9 million. The increase reflected the increase in the number of billable employees as a result of acquisitions and an aggressive hiring strategy. Rare Medium’s incubator companies generated revenues totaling $1.6 million in 1999, their first year of operations.

  Cost of Revenues

      Cost of revenues includes salaries, payroll taxes and related benefits and other direct costs associated with the generation of revenues. Cost of revenues for the year ended December 31, 1999 increased to $19.7 million from $4.5 million for the year ended December 31, 1998, representing an increase of $15.2 million. The increase was due primarily to a substantial increase in personnel added in Rare Medium’s Internet services business. The increase in cost of revenues also reflected $1.0 million of costs related to its incubator businesses.

  Sales and Marketing Expense

      Sales and marketing expense represent the actual costs associated with Rare Medium’s sales force, marketing and advertising. Sales and marketing expense for the year ended December 31, 1999 increased to $5.5 million from $0.9 million for the year ended December 31, 1998, representing an increase of $4.6 million. The increase was primarily the result of implementation of a national marketing program to build the “Rare Medium” brand and an advertising campaign for Rare Medium, Inc. during 1999.

  General and Administrative Expense

      General and administrative expenses include facilities costs, recruiting, training, finance, legal, and other corporate costs, as well as salaries and related employee benefits for those employees that support such functions. General and administrative expense for the year ended December 31, 1999 increased to $32.4 million from $6.2 million for the year ended December 31, 1998, representing an increase of $26.2 million. The increase was due to Rare Medium’s continued investment in building infrastructure to support its business plan. During 1999, Rare Medium also hired a president and senior operations managers for its major offices in New York and in Los Angeles for Rare Medium, Inc. and expanded into new markets in Toronto, Dallas, San Francisco, San Antonio, Detroit, Sydney, Houston and Atlanta. The increase in general and administrative expenses also related to the costs associated with required resources to implement its venture/incubator strategy in effect at that time and the costs associated with generating the substantial revenue increase from 1998.

  Depreciation and Amortization Expense

      Depreciation and amortization expense substantially consisted of the amortization of intangible assets. Depreciation and amortization expense for the year ended December 31, 1999 increased to $26.0 million from $12.6 million for the year ended December 31, 1998, representing an increase of $13.4 million. This increase resulted primarily from Rare Medium’s acquisitions during 1999.

  Interest Expense, Net

      Interest expense, net for the year ended December 31, 1999, included $0.6 million of interest expense related to the Rare Medium note, $1.4 million of interest expense related to the induced conversion of a portion of the Rare Medium note by certain holders into common stock, and $1.1 million of interest expense related to the convertible debentures held by certain investors which were outstanding during part of 1999 prior to being converted in connection with the Apollo transaction in June 1999. The interest expense related to the Rare Medium note represented the accrued interest on the note payable to the original Rare Medium, Inc. stockholders, payable in a combination of cash or shares of Rare Medium common stock, at Rare Medium’s election, subject to some restrictions. The interest expense relating to the convertible debentures included $1.0 million for the amortization of the debt discount and the beneficial conversion feature. Total interest expense was partially offset by interest income of $1.7 million relating to the income earned on the net proceeds received from the sale to Apollo of Rare Medium preferred stock and Series 1-A and Series 2-A warrants.

  Net Loss

      For the year ended December 31, 1999, we recorded a net loss of $49.5 million. Excluding $26.0 million in amortization and depreciation, the net loss was $23.5 million. The loss was primarily due to the factors described in “Cost of Revenues,” “General and Administrative Expense” and “Sales and Marketing Expense.”

      Included in net loss attributable to the holders of common stock of $93.2 million was $43.8 million of non-cash deemed dividends and accretion related to issuance of Rare Medium preferred stock. These dividends included a one-time non-cash deemed dividend resulting from the difference between the market price of Rare Medium common stock and the conversion price of Rare Medium preferred stock on the date of issuance of the preferred stock. In addition to this non-cash deemed dividend, dividends were accrued related to the pay-in-kind dividends payable quarterly on the preferred stock, and to the accretion of the $29.9 million carrying amount of the preferred stock up to the $87.0 million face redemption amount over 13 years.

Liquidity and Capital Resources

      Rare Medium had $98.0 million in cash, cash equivalents, and short-term investments as of June 30, 2001. Cash used in operating activities was $27.3 million for the six months ended June 30, 2001 and resulted primarily from the net loss of $87.7 million, partially offset by non-cash items of $40.5 million (which consists of depreciation, amortization, loss on investments in affiliates, unrealized gain on derivative instrument, investments in affiliates received for services rendered, non-cash restructuring charges and non-cash interest) and changes in working capital. Rare Medium expects cash used in operations to decrease in future periods, as Rare Medium believes its restructuring activities will more closely align its cost structure with the changing market conditions and the decrease in the demand for its services.

      Cash used in investing activities was $32.1 million, net of $7.6 million resulting from the net sale of short-term investments, for the six months ended June 30, 2001, which primarily consists of the $25.0 million used to purchase the first tranche of the promissory notes from Motient, cash paid for venture investments of $6.2 million and capital expenditures of $4.3 million, partially offset by $3.4 million of cash received from the sale of investments in affiliates. Capital expenditures have generally been comprised of purchases of computer hardware and software, as well as leasehold improvements related to leased facilities, and are not expected to increase at the same level in future periods.

      In April 2001, Rare Medium agreed to purchase from Motient 12.5% secured promissory notes, issuable in two tranches, each in the principal amount of $25.0 million. The notes are collateralized by 5,000,000 shares of XM Radio common stock owned by Motient. The first tranche was purchased on April 4, 2001. The principal and accrued interest on the notes are payable on October 1, 2001 in either cash, shares of XM Radio, or any combination thereof at Motient’s option, as set forth in the note purchase agreement. At Rare Medium’s option, the notes may be exchanged for a number of XM Radio shares equivalent to the principal of the notes and any accrued interest thereon, as set forth in the note purchase agreement. As of June 30, 2001, Rare Medium recognized an unrealized gain of approximately $13.8 million related to the increase in the fair value of the exchange feature allowing Rare Medium to convert the first tranche of the notes to XM Radio shares. The second tranche was purchased on July 16, 2001. The notes will be cancelled upon the closing of the merger with Motient, which is expected to occur in the third quarter of 2001.

      In 2000, Rare Medium entered into a strategic alliance agreement, as amended, with a software company to assist in the training of Rare Medium personnel and development and delivery by Rare Medium of solutions built utilizing the partner’s technology. Under the terms of the alliance, the partner has provided Rare Medium with refundable advances of approximately $8.6 million, on an interest free basis. The amount and timing of the repayment of the advances may be adjusted based on Rare Medium’s achievement of certain milestones in accordance with the terms of the agreement. A dispute arose with respect to Rare Medium’s achievement of the milestones. Recent efforts at renegotiating the payment schedule and milestones were not successful. In July 2001, Rare Medium received a notice of arbitration demand from the partner seeking the return of the approximately $8.6 million, plus interest, that had been advanced by the partner, who has allegedly terminated the agreement. Rare Medium intends to contest the partner’s claims. There can be no assurance that Rare Medium will be successful in contesting this action and that accelerated repayment, along with attorney’s fees and interest, will not be required.

      Rare Medium has been in settlement discussions with its former financial public relations firm with respect to its failure to deliver options covering approximately 124,000 shares of Rare Medium common stock that are allegedly owed relating to past services allegedly rendered. Rare Medium has not accepted the most recent settlement offer and has recently been notified that the claimant intends to file a claim asserting its entitlement to damages of approximately $12.8 million. As a claim has not yet been filed, the ultimate outcome with respect to this unasserted claim cannot be reasonably determined at this time.

      On June 29, 2001, Rare Medium received a notice from the Nasdaq National Market that its common stock had failed to maintain the required minimum closing bid price of $1.00 for a period of 30 consecutive trading days. As a result, Nasdaq has provided Rare Medium 90 calendar days, or until September 27, 2001, to regain compliance with this requirement or be delisted from trading on the Nasdaq National Market. In order to regain compliance, the closing bid price of Rare Medium common stock must stay above $1.00 for 10 consecutive trading days. If Rare Medium is unable to gain compliance with this requirement during this time period, and any appeal to Nasdaq for relief from this requirement is unsuccessful, Rare Medium common stock will be delisted from trading on the Nasdaq National Market. If this were to happen, trading in Rare Medium common stock would decrease substantially or cease altogether.

Limitation of Net Operating Losses

      It is anticipated that the merger, together with certain other changes in the ownership of Rare Medium and Motient stock which have occurred over the previous three years, will cause both companies to experience an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986. As a result of such an ownership change, the ability of Rare Medium and Motient to utilize net operating losses generated by those companies and their respective subsidiaries in periods prior to the effective date of the merger will be significantly limited. Holders of Rare Medium and Motient stock should not assume that such net operating losses will be available to offset future taxable income.

Quantitative and Qualitative Disclosures About Market Risk

      Rare Medium is exposed to certain market risks from changes in the price of the XM Radio publicly traded stock which is collateralizing Rare Medium’s promissory notes from Motient. As of June 30, 2001, Rare Medium has purchased a $25.0 million 12.5% promissory note from Motient. Embedded within this note is an exchange feature that allows Rare Medium to convert the note to shares of XM Radio owned by Motient at a ratio set forth in the note purchase agreement. As of June 30, 2001, Rare Medium recognized an unrealized gain of approximately $13.8 million related to the increase in the fair value of the exchange feature. Any change in the market price could cause fluctuations in Rare Medium’s earnings.

The Sale of Preferred Stock

      On June 4, 1999, Rare Medium issued and sold to Apollo Investment Fund IV, LP, Apollo Overseas Partners IV, LP and AIF IV/ RRRR LLC, for an aggregate purchase price of $87.0 million, 126,000 shares of Series A convertible preferred stock, 126,000 Series 1-A warrants, 1,916,994 Series 2-A warrants, 744,000 shares of Series B convertible preferred stock, 744,000 Series 1-B warrants and 10,345,548 Series 2-B warrants. The Series A convertible preferred stock and Series B convertible preferred stock accrue dividends at an annual rate of 7.5%. The Series A and Series B convertible preferred stock are subject to mandatory redemption on June 30, 2012.

      Under the terms of the securities purchase agreement, at the 1999 annual meeting of Rare Medium stockholders held on August 19, 1999, the holders of Rare Medium common stock approved the conversion of all of the Series B convertible preferred stock, Series 1-B warrants and Series 2-B warrants, including such additional Series B securities that have been issued as dividends, into like amounts of Series A convertible preferred stock, Series 1-A warrants and Series 2-A warrants, respectively.

      Pursuant to the approval, all Series B convertible preferred stock, Series 1-B warrants and Series 2-B warrants were converted into Series A convertible preferred stock, Series 1-A warrants and Series 2-A warrants, respectively. The Series A securities are convertible into or exercisable for voting common stock whereas the Series B securities were convertible into or exercisable for non-voting common stock.

      On August 22, 2000, Rare Medium issued 12,709,499 shares of its common stock to holders of its Series 1-A warrants as a result of a cashless exercise of all Series 1-A warrants outstanding at that time. The effective exercise price at the time of exercise was $0.01 per share. Rare Medium withheld 9,986 shares of its common stock as payment of the aggregate exercise price.

Issuance of Common Stock

      On January 14, 2000, Rare Medium sold 2,500,000 shares of its common stock for gross proceeds of $70.1 million (net proceeds of $65.7 million) in a private transaction to a group of mutual funds managed by Putnam Investments and Franklin Resources, Inc. On April 18, 2000, Rare Medium filed a registration statement with the SEC to register the resale of such shares as required by the purchase agreement executed in connection with such private transaction.

      On March 29, 2000, Rare Medium sold 3,000,000 shares of its common stock for gross proceeds of $186.0 million (net proceeds of $175.2 million) in a public offering underwritten by Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc. and FleetBoston Robertson Stephens, Inc.

Supplementary Quarterly Financial Information

	1999				2000

	Q1	Q2	Q3	Q4	Q1	Q2

	(In thousands, except per share data)

Revenue	$2,589	$5,155	$11,337	$17,613	$23,816	$27,706

Gross profit (loss)	1,209	2,147	5,354	8,334	10,755	11,043

Net loss	(6,851)	(11,542)	(10,845)	(20,232)	(21,193)	(27,700)

Basic and diluted loss per share	(0.22)	(1.19)	(0.37)	(0.73)	(0.74)	(0.66)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2000		2001

	Q3	Q4	Q1	Q2

	(Restated)	(Restated)	(Restated)

	(In thousands, except per share data)

Revenue	$28,876	$26,074	$12,324	$7,625

Gross profit (loss)	11,077	7,497	(2,915)	(1,291)

Net loss	(33,171)	(46,358)	(61,859)	(25,864)

Basic and diluted loss per share	(0.65)	(0.78)	(1.03)	(0.46)

      Revenue has been reduced by approximately $544,000 and $3.1 million for Q3 and Q4 2000, respectively, and increased by approximately $3.7 million for Q1 2001 to reflect the impact of the restatement as discussed in the notes to Rare Medium’s consolidated financial statements.

Recently Issued Accounting Standards

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”). SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS No. 141 did not have a significant impact on Rare Medium’s results of operations.

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) which is effective January 1, 2002. SFAS No. 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets and replaces the amortization with an impairment test which must be performed at least annually. For intangible assets with definite useful lives, SFAS 142 requires amortization over their respective expected useful lives to their estimated residual values and review for impairment in accordance with Statement of Financial Accounting 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Additionally, SFAS No. 142 requires that a transitional goodwill impairment test be completed six months from the date of adoption. Rare Medium has not yet determined the impact of adopting SFAS No. 142.

MANAGEMENT OF RARE MEDIUM

      The following table sets forth information concerning Rare Medium’s directors and executive officers as of August 1, 2001:

Name	Age	Position

Glenn S. Meyers	39	Chairman and Chief Executive Officer

Robert C. Lewis	36	Senior Vice President, General Counsel and Secretary

Craig C. Chesser	40	Vice President, Finance and Treasurer

Michael A. Hultberg	35	Vice President and Controller

Jeffrey M. Killeen	47	Director

William F. Stasior	60	Director

Andrew D. Africk	34	Director

Michael S. Gross	39	Director

Marc J. Rowan	38	Director

John Piccone	41	Director

      Richard T. Liebhaber resigned as a director of Rare Medium, effective as of April 2, 2001.

      Glenn S. Meyers. Mr. Meyers is the Chairman and Chief Executive Officer of Rare Medium. He is also the co-founder, Chairman and Chief Executive Officer of Rare Medium’s wholly-owned subsidiary, Rare Medium, Inc. and has been a member of the board of directors of Rare Medium as well as the Chief Executive Officer since April 15, 1998. Prior to joining Rare Medium, Inc. in September 1996, Mr. Meyers was President of Brookridge Capital Management, an Internet venture capital firm from 1994 to September 1996. Mr. Meyers is also a director of L90, Inc.

      Robert C. Lewis. Mr. Lewis has been the Vice President and General Counsel of Rare Medium since May 1998 and Secretary of Rare Medium since August 1998. Mr. Lewis was appointed Rare Medium’s Senior Vice President on July 26, 2000. Prior to joining Rare Medium, Mr. Lewis was an associate at the law firm of Fried, Frank, Harris, Shriver & Jacobson from October 1992.

      Craig C. Chesser. Mr. Chesser has been a Vice President of Rare Medium since July 1998 and has been the Treasurer of Rare Medium since November 1999. Mr. Chesser served as the Corporate Controller from July 1998 to November 1999. Prior to joining Rare Medium, Mr. Chesser was Vice President, Finance for TransCare Corporation, a health care industry consolidator. Previously, Mr. Chesser was Vice President, Finance and Administration for Sunwestern Investment Group, a venture capital organization.

      Michael A. Hultberg. Mr. Hultberg has been Vice President and Controller of Rare Medium since November 1999. From July 1988 to November 1999, Mr. Hultberg was employed by KPMG LLP, most recently as Senior Manager.

      Jeffrey M. Killeen. Jeffrey M. Killeen has been a director of Rare Medium since October 1998. Mr. Killeen was the Chief Executive Officer of Forbes.com from August 1999 to March 2001. Prior to that, Mr. Killeen was the Chief Operating Officer of barnesandnoble.com, an e-commerce company, from January 1998 to March 1999. Before joining barnesandnoble.com, Mr. Killeen served as President and Chief Executive Officer of Pacific Bell Interactive Media from August 1994 to January 1998.

      William F. Stasior. Mr. Stasior has been a director of Rare Medium since April 2000. Mr. Stasior was the Chairman and Chief Executive Officer of Booz Allen & Hamilton Inc., a management and technology consulting firm, from 1991 to 1999, and had served on the board of directors of Booz Allen since 1979. Since October 1999, Mr. Stasior has been the Senior Chairman of Booz Allen. Mr. Stasior also serves on the board of directors of OPNET, a software company that specializes in enhancing network performance for the Internet and other applications and Emerging Vision Inc., an optical retailer.

      Andrew D. Africk. Mr. Africk has been a member of the board of directors of Rare Medium since June 1999. Mr. Africk is a partner of Apollo Advisors, L.P. (which, together with its affiliates, acts as the managing general partner of several private securities investment funds, including Apollo Investment Fund IV, L.P.) and of Lion Advisors, L.P. (a financial advisor to, and representative of institutional investors with respect to, securities investments). Mr. Africk is also a director of Encompass Services Corporation, as well as several private venture companies.

      Michael S. Gross. Mr. Gross has been a member of the board of directors of Rare Medium since August 1999. Mr. Gross is one of the founding principals of Apollo Advisors, L.P. and of Lion Advisors, L.P. Mr. Gross is also a director of Allied Waste Industries, Inc., Breuners Home Furnishing, Inc., Clark Enterprises Inc., CVEO Corporation, Florsheim Group, Inc., United Rentals, Inc., Encompass Services Corporation and Saks Incorporated.

      Marc J. Rowan. Mr. Rowan has been a member of the board of directors of Rare Medium since June 1999. Mr. Rowan is one of the founding principals of Apollo Advisors, L.P. and of Lion Advisors, L.P. Mr. Rowan is also a director of Vail Resorts, Inc., Quality Distribution, Inc., National Financial Partners, Inc., Samsonite Corporation, Wyndam International and NRT Incorporated.

      John Piccone. Mr. Piccone has been a director of Rare Medium since June 2001. He is currently the Chief Executive Officer of Curious Corporation, a company which he founded in January of 2001. From 1999 to 2000 Mr. Piccone was an officer of Tanning Technology Corporation, where he served in the positions of Chief Operating Officer and Vice President, Sales and Marketing. Before joining Tanning Technology, Mr. Piccone was an employee of Cambridge Technology Partners, where from 1996 to 1999 he was Senior Vice President and MidAtlantic Area Manager and from 1995 to 1996 he was New York Group Manager and Vice President.

Executive Compensation

      The following Summary Compensation Table sets forth, for the three years ended December 31, 2000, the compensation for services in all capacities earned by Rare Medium’s Chief Executive Officer and its next most highly compensated executive officers.

Summary Compensation Table

							Long Term
	Annual Compensation						Compensation

							Securities
						Restricted	Underlying
Name and				Other Annual		Stock	Options/	LTIP	All Other
Principal Position	Year	Salary	Bonus	Compensation		Award(s) ($)	SARs (#)	Payouts ($)	Compensation

Glenn S. Meyers	2000	$267,400	$1,469,090	$18,000	(1)	—	—	—	—
Chairman and Chief	1999	257,192	2,157,889	17,600	(1)	—	—	—	—
Executive Officer	1998	178,082	35,193	20,000	(1)	—	2,000,000	—	—

Suresh V. Mathews	2000	233,308	—	—		—	250,000	—	$1,760	(3)
Former President and	1999	208,558	—	—		—	1,000,000	—	1,514	(3)
Chief Operating Officer (2)

Craig C. Chesser	2000	133,961	40,000	6,000	(1)	—	25,000	—	2,625	(3)
Vice President,	1999	118,692	10,000	3,000	(1)	—	32,500	—	2,500	(3)
Finance and Treasurer	1998	43,846	—	—		—	17,500	—	—

Michael A. Hultberg	2000	145,000	40,000	—		—	—	—	—
Vice President	1999	25,096	—	—		—	75,000	—	—
and Controller

Jeffrey J. Kaplan	2000	227,492	65,000	16,978	(1)	—	—	—	2,303	(3)
Former Executive	1999	64,039	—	3,850	(1)	—	350,000	—	—
Vice President and Chief Financial Officer (4)

(1)	Represents non-accountable expense allowance.
(2)	Mr. Mathews resigned as President and Chief Operating Officer of Rare Medium, effective as of May 12, 2001.
(3)	Represents 401(k) employer matching contributions.
(4)	Mr. Kaplan resigned as Executive Vice President and Chief Financial Officer of Rare Medium, effective as of February 14, 2001.

     The following table sets forth information concerning grants of stock options to purchase Rare Medium common stock during the year ended December 31, 2000 to the named executive officers.

	Option/SAR Grants in the Last Year

	Individual Grants

						Potential Realizable
						Value at Assumed
			Percent of Total			Annual Rates of Stock
			Options/SARs			Appreciation for Option
	Number of Securities		Granted to	Exercise or		Term
	Underlying Options		Employees in	Base Price	Expiration
Name	SARs Granted(1)		Fiscal Year	($/Share)	Date	5%	10%

Glenn S. Meyers	—		0.0%	N/A	N/A	N/A	N/A

Suresh V. Mathews (5)	250,000	(2)(3)	2.1%	$15.313	7/19/05	$1,057,640	$2,337,109

Craig C. Chesser	25,000	(4)	0.2%	$14.500	7/26/05	100,152	221,310

Michael A. Hultberg	—		0.0%	N/A	N/A	N/A	N/A

Jeffrey J. Kaplan (6)	—		0.0%	N/A	N/A	N/A	N/A

(1)	The number of shares of Rare Medium common stock covered by the options is subject to anti-dilution adjustments in the event of any stock dividend, stock split or combination of shares, recapitalization or other change in Rare Medium’s capital stock.

(2)	The vesting of the options is subject to acceleration in the event of a change in control of Rare Medium, which means, generally, the consummation of any merger or consolidation involving Rare Medium, any sale of substantially all of Rare Medium’s assets or other transaction or related transactions as a result of which a single person or several persons acting in concert own a majority of the shares of Rare Medium common stock or a lower percentage of Rare Medium common stock in certain cases (except for certain transactions that do not involve a change in the holders of a majority of the outstanding shares of Rare Medium common stock and the ownership of a majority of the outstanding shares of Rare Medium common stock by a single person).

(3)	These options were granted on July 19, 2000 at an exercise price of $15.313, the per share fair market value of the Rare Medium common stock at that time. The options have a term of five (5) years. Options are exercisable in three (3) equal annual installments, with the first installment becoming exercisable on the one-year anniversary of the date of employment.

(4)	These options were granted on July 26, 2000 at an exercise price of $14.50, the per share fair market value of the Rare Medium common stock at that time. The options have a term of five (5) years. Options are exercisable in three (3) equal annual installments, with the first installment becoming exercisable on the one-year anniversary of the date of employment.

(5)	Mr. Mathews resigned as President and Chief Operating Officer of Rare Medium, effective as of May 12, 2001.

(6)	Mr. Kaplan resigned as Executive Vice President and Chief Financial Officer of Rare Medium, effective as of February 14, 2001.

     The following table sets forth information concerning the exercise of options to purchase shares of Rare Medium common stock by the named executive officers during the year ended December 31, 2000, as well as the number and potential value of unexercised options (both options which are presently exercisable and options which are not presently exercisable) as of December 31, 2000.

Aggregated Option/ SAR Exercises in the Last Year and Year-End

	Option/SAR Values for the Year Ended December 31, 2000

	Number of		Number of Securities		Value of Unexercised
	Securities		Underlying		In-the-Money
	Underlying		Options/SARs at		Options/SARs at
	Options/SARs		Fiscal Y/E (#)		Fiscal Y/E ($)
	Acquired on	Value
Name	Exercise (#)	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Glenn S. Meyers	—	—	466,666	933,334	0	0

Suresh V. Mathews (1)	19,569	$262,029	230,431	1,000,000	0	0

Craig C. Chesser	—	—	33,334	25,000	0	0

Michael A. Hultberg	—	—	25,000	50,000	0	0

Jeffrey J. Kaplan (2)	—	—	87,500	262,500	0	0

(1)	Mr. Mathews resigned as President and Chief Operating Officer of Rare Medium, effective as of May 12, 2001.

(2)	Mr. Kaplan resigned as Executive Vice President and Chief Financial Officer of Rare Medium, effective as of February 14, 2001.

Stock Plans

      On November 29, 1999, Rare Medium’s board of directors approved an equity participation plan that allows the compensation committee of the board of directors to incentivize its employees by allocating to them up to 20% of any profit it might recognize when and if its investments in portfolio and incubator companies become liquid, subject to vesting and other requirements. Rare Medium will have the right to pay such amount either in cash, in Rare Medium’s common stock or a combination thereof. No awards were allocated by the compensation committee under this plan in 1999. In 2000, the compensation committee allocated awards with respect to investments made in 1999. No additional awards are currently expected to be allocated under this plan in 2001. Depending on the structure of the awards under this plan, Rare Medium may be required to record compensation expense in accordance with generally accepted accounting principles.

      On May 6, 1998, the board of directors adopted Rare Medium’s 1998 Long-Term Incentive Plan, referred to as the Plan. The Plan was approved by Rare Medium’s stockholders on March 16, 1999. The Plan provides for the granting of awards to directors (whether or not employees), executive officers, key employees and consultants and other service providers in the form of stock options, stock appreciation rights, restricted stock awards, deferred stock awards, bonus stock awards, dividend equivalents, and other types of stock based awards. The variety of awards authorized by the Plan is intended to give Rare Medium flexibility to adapt Rare Medium’s compensation practices as the business environment in which it operates changes. The maximum aggregate number of shares of Rare Medium common stock that may be delivered for all purposes under the Plan is 23,000,000, subject to adjustment. The Plan is administered by the compensation committee. These options generally carry five-year terms and become exercisable cumulatively in three equal installments, with the first installment becoming exercisable on the one-year anniversary of each grantee’s date of employment. In 2000, the board of directors amended and restated the Plan to: (1) increase the number of shares of Rare Medium common stock available for issuance under the Plan to 23,000,000; (2) provide that no participant in the Plan may be granted options and stock appreciation rights, or SARs, that become exercisable in any one year for more than 700,000 shares of Rare Medium common stock and awards other than options and SARs that may be settled for the first time in any one year by delivery of more than 350,000 shares of Rare Medium common stock; and (3) provide that all options and SARs will terminate no later than the tenth anniversary of the date of grant. These amendments to the Plan were ratified by Rare Medium’s stockholders on June 15, 2000.

      Rare Medium’s Nonqualified Stock Plan, referred to as the NQSOP, for directors, officers and key employees of Rare Medium expired on July 18, 2000. Rare Medium did not make any grants of options under the NQSOP in 2000.

      In 1994, Rare Medium adopted an Equity Plan for Directors, referred to as the Equity Plan for Directors, pursuant to which non-employee directors of Rare Medium received automatic option grants whose vesting was dependent on the market price of the Rare Medium common stock. On October 26, 1998, the board of directors amended and restated the Equity Plan for Directors to change the plan from a formula-based stock option plan as described above to a discretionary plan, referred to as the Amended and Restated Equity Plan for Directors, thereby providing more flexibility in determining incentive based stock option awards for non-employee directors of Rare Medium. The Amended and Restated Equity Plan for Directors authorized 500,000 aggregate shares of Rare Medium common stock for the granting of such options under the plan, of which 108,000 were available for granting stock options as of December 31, 2000. Rare Medium did not make any grants to directors under the Amended and Restated Equity Plan for Directors in 2000. Subsequent to November 1998, grants of stock options to directors have been made under Rare Medium’s Amended and Restated 1998 Long-Term Incentive Plan.

STOCK OWNERSHIP OF MANAGEMENT, DIRECTORS AND MORE THAN 5%

STOCKHOLDERS OF RARE MEDIUM

      The following table and notes thereto set forth certain information, as of August 8, 2001 (except as noted otherwise), regarding beneficial ownership of the shares of Rare Medium common stock by (a) each person who is known to Rare Medium to be the beneficial owner of more than 5% of the outstanding shares of common stock, (b) each of Rare Medium’s executive officers, (c) each director, and (d) all executive officers and directors of Rare Medium as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares indicated as owned by them. Except as otherwise indicated, the address of the beneficial owner is the principal executive office of Rare Medium.

		Number of Shares of
		Common Stock	Percentage
Name	Position	Beneficially Owned(1)	of Class

Glenn S. Meyers	Chairman and Chief	766,666	1.2	%(2)
	Executive Officer

Suresh V. Mathews	Former President	1,000,000	1.5	%(3)
	and Chief Operating
	Officer

Craig C. Chesser	Vice President,	75,000	*(4)
	Finance and
	Treasurer

Michael A. Hultberg	Vice President and	25,000	*(2)
	Controller

Jeffrey J. Kaplan (5)	Former Executive	87,500	*(6)
	Vice President and
	Chief Financial
	Officer

Jeffrey M. Killeen	Director	50,000	*(2)

William Stasior	Director	50,000	*(2)

Andrew D. Africk	Director	40,500,989	44.3	%(7)
c/o Rare Medium Group, Inc. 565 Fifth Avenue, 29th Floor New York, New York 10017

Marc J. Rowan	Director	40,500,989	44.3	%(8)
c/o Rare Medium Group, Inc. 565 Fifth Avenue, 29th Floor New York, New York 10017

Michael S. Gross	Director	40,500,989	44.3	%(9)
c/o Rare Medium Group, Inc. 565 Fifth Avenue, 29th Floor New York, New York 10017

John Piccone (10)		0	0%
c/o Rare Medium Group, Inc. 565 Fifth Avenue, 29th Floor New York, New York 10017

Apollo Investment Fund IV, L.P. (11)		40,450,989	44.3	%(12)
Two Manhattanville Road Purchase, New York 10577

		Number of Shares of
		Common Stock	Percentage
Name	Position	Beneficially Owned(1)	of Class

All executive officers, directors and nominees as a group		41,662,655	45.0	%(13)
(10 persons)

*	Represents beneficial ownership of less than 1%.

(1)	Beneficial ownership has been determined pursuant to Rule 13d-3 under the Exchange Act.

(2)	Represents options to purchase shares of Rare Medium common stock that are exercisable within 60 days of August 8, 2001, but does not include options that become exercisable upon a change of control of Rare Medium.

(3)	Includes options to purchase 980,431 shares of Rare Medium common stock that are currently exercisable. Mr. Mathews resigned as President and Chief Operating Officer of Rare Medium, effective as of May 12, 2001; his beneficial ownership is stated as of that date.

(4)	Includes options to purchase 58,334 shares of Rare Medium common stock that are currently exercisable.

(5)	Mr. Kaplan resigned as Executive Vice President and Chief Financial Officer of Rare Medium, effective as of February 14, 2001; his beneficial ownership is stated as of that date.

(6)	Represents shares of Rare Medium common stock that Mr. Kaplan can acquire pursuant to stock options that had vested through February 14, 2001.

(7)	Includes an aggregate of (1) 12,709,499 shares of Rare Medium common stock acquired through the exercise of Series 1-A warrants and (2) 27,741,490 shares of Rare Medium common stock issuable to Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/ RRRR, LLC (collectively the Apollo Stockholders) upon conversion of the Rare Medium preferred stock and exercise of the Series 1-A warrants and the Series 2-A warrants owned by them. Mr. Africk is a principal of Apollo Advisors IV, L.P., which together with an affiliated investment manager, serves as the manager of each of the Apollo stockholders. Mr. Africk disclaims beneficial ownership of such shares. Includes options to purchase 50,000 shares of Rare Medium common stock that are exercisable within 60 days but does not include options that become exercisable upon a change of control of Rare Medium.

(8)	Includes an aggregate of (1) 12,709,499 shares of Rare Medium common stock acquired through the exercise of Series 1-A warrants and (2) 27,741,490 shares of Rare Medium common stock issuable to the Apollo Stockholders upon conversion of the Rare Medium preferred stock and exercise of the Series 1-A warrants and the Series 2-A warrants owned by them. Mr. Rowan is a principal of Apollo Advisors IV, L.P., which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Rowan disclaims beneficial ownership of such shares. Includes options to purchase 50,000 shares of Rare Medium common stock that are exercisable within 60 days but does not include options that become exercisable upon a change of control of Rare Medium.

(9)	Includes an aggregate of (1) 12,709,499 shares of Rare Medium common stock acquired through the exercise of Series 1-A warrants and (2) 27,741,490 shares of Rare Medium common stock issuable to the Apollo Stockholders upon conversion of the Rare Medium preferred stock and exercise of the Series 1-A warrants and the Series 2-A warrants owned by them. Mr. Gross is a principal of Apollo Advisors IV, L.P., which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Mr. Gross disclaims beneficial ownership of such shares. Includes options to purchase 50,000 shares of Rare Medium common stock that are exercisable within 60 days but does not include options that become exercisable upon a change of control of Rare Medium.

(10)	Mr. Piccone holds options to purchase 25,000 shares of Rare Medium common stock, which are not exercisable within 60 days but which do become exercisable upon a change of control of Rare Medium.

(11)	Some of these shares may be deemed to be beneficially owned by Motient because they are subject to voting agreements entered into between Motient and the holders of Rare Medium preferred stock in connection with the merger. Specifically, pursuant to these voting agreements, the holders of Rare Medium preferred stock have agreed to cast 22,459,499 votes at the special meeting of Rare Medium stockholders to be held in connection with the merger, which votes represent approximately 31% of the votes entitled to be cast at the special meeting, in favor of the merger agreement and the merger.

(12)	Represents the aggregate of (1) 12,709,499 shares of Rare Medium common stock acquired through the exercise of Series 1-A warrants and (2) 27,741,490 shares of Rare Medium common stock issuable upon the conversion of the aggregate of 1,014,848 shares of the Rare Medium preferred stock and the exercise of an aggregate of 72,676 Series 1-A warrants and 12,262,542 Series 2-A warrants held by the Apollo Stockholders. Assuming conversion of all the Series A preferred stock and the exercise of all the Series 1-A warrants and Series 2-A warrants held by the Apollo Stockholders, such 40,450,989 shares of Rare Medium common stock would consist of 30,979,064 shares of Rare Medium common stock beneficially owned by Apollo Investment Fund IV, L.P., 1,661,384 shares of Rare Medium common stock beneficially owned by Apollo Overseas Partners IV, L.P. and 7,810,541 shares of Rare Medium common stock beneficially owned by AIF IV/ RRRR LLC. The holders of the Rare Medium preferred stock are only entitled to an aggregate of 9,750,000 votes with respect to the Rare Medium preferred stock as of August 8, 2001, or 9.61 votes per share of Rare Medium preferred stock. Messrs. Africk, Rowan and Gross, directors of Rare Medium and associated with Apollo Advisors IV, L.P., disclaim beneficial ownership of the shares held by the Apollo Stockholders.

(13)	Messrs. Africk, Rowan and Gross, directors of Rare Medium and associated with Apollo Advisors IV, L.P., disclaim beneficial ownership of shares held by the Apollo Stockholders. See footnote numbers 7, 8 and 9 above.

MOTIENT CAPITAL STOCK AND COMPARISON

OF STOCKHOLDER RIGHTS

      If the merger is completed, shares of Rare Medium common stock will be converted into shares of Motient Series A preferred stock. As a result, Rare Medium stockholders, whose rights are currently governed by the Delaware General Corporation Law, Rare Medium’s certificate of incorporation and bylaws, will become Motient stockholders, with rights governed by the Delaware General Corporation Law, Motient’s certificate of incorporation and bylaws.

      The following is a description of the capital stock of Motient, including the Motient Series A preferred stock to be issued in the merger and Motient common stock into which the Motient Series A preferred stock is convertible, and a summary of the material differences between the rights of Rare Medium stockholders and Motient stockholders. These differences arise from the differences between Motient’s certificate of incorporation and bylaws and Rare Medium’s certificate of incorporation and bylaws. Although it is impractical to compare all of the aspects in which the companies’ governing instruments differ with respect to stockholders’ rights, the following discussion summarizes the significant differences between them.

DESCRIPTION OF MOTIENT CAPITAL STOCK FOLLOWING THE MERGER

      The following summary description of the capital stock of Motient is based on the provisions of the Motient restated certificate of incorporation and bylaws that will be in effect immediately after the merger is completed and the applicable provisions of the Delaware General Corporation Law. The following descriptions of Motient’s capital stock and selected provisions of Motient’s restated certificate of incorporation and bylaws are summaries. A complete copy of Motient’s restated certificate of incorporation is included in this joint proxy statement/prospectus as Appendix D, and a complete copy of Motient’s bylaws has been filed with the Securities and Exchange Commission as an exhibit to the registration statement containing this joint proxy statement/prospectus.

Authorized and Outstanding Capital Stock of Motient

      As of the record date, Motient was authorized to issue 150.2 million shares of capital stock, consisting of 150 million shares of common stock, par value $.01 per share, and 200,000 shares of preferred stock, par value $.01 per share. As of the record date,           shares of common stock were issued and outstanding and no shares preferred stock were issued and outstanding. Immediately following completion of the merger, Motient will be authorized to issue 300 million shares of capital stock, consisting of 275 million shares of common stock, par value $.01 per share, 10 million shares of non-voting common stock, par value $.01 per share, and 15 million shares of preferred stock, par value $.01 per share, of which 10 million shares will be designated Series A preferred stock and 1.5 million shares will be designated Series A non-voting preferred stock. Immediately following completion of the merger,  shares of Motient common stock, no shares of Motient non-voting common stock,           shares of Motient Series A preferred stock, and no shares of Motient Series A non-voting preferred stock will be issued and outstanding.

      The rights of the holders of Motient common stock, Motient non-voting common stock, Motient Series A preferred stock and Motient Series A non-voting preferred stock discussed below are subject to any rights that the Motient board of directors may confer on holders of Motient preferred stock that may be issued in the future. These rights may adversely affect the rights of the holders of any or all of these classes and series of Motient securities.

Motient Common Stock and Motient Non-Voting Common Stock

      The relative rights, powers, privileges and limitations of the Motient common stock and the Motient non-voting common stock shall be in all respects identical, except that the non-voting common stock is convertible into common stock as described below and the holders of the non-voting common stock shall not have any voting power as described below.

      Voting Rights. Each holder of Motient common stock is entitled to attend all special and annual meetings of the stockholders of Motient and, together with the holders of shares of Motient Series A preferred stock and the holders of all other classes of stock entitled to attend and vote at such meetings, to vote upon any matter, including, without limitation, the election of directors, properly considered and acted upon by the stockholders of Motient. Holders of Motient common stock are entitled to one vote per share.

      Holders of Motient non-voting common stock do not have any right to vote on any matters submitted to the stockholders of Motient, including without limitation, the election of directors, and are not entitled to receive any notice of meetings of stockholders.

      Liquidation Rights. In the event of any dissolution, liquidation or winding up of Motient, whether voluntary or involuntary, the holders of Motient common stock, the holders of Motient non-voting common stock and holders of any class or series of stock entitled to participate with the Motient common stock and non-voting common stock, will become entitled to participate in the distribution of any assets of Motient remaining after Motient has paid, or provided for payment of, all debts and liabilities of Motient and after Motient has paid, or set aside for payment, to the holders of Series A preferred stock and to the holders of any class of stock having preference over the Motient common stock in the event of dissolution, liquidation or winding up the full preferential amounts, if any, to which they are entitled.

      Dividends. Subject to the rights of the holders of any class of stock having a preference over the common stock and the holders of Motient Series A preferred stock, dividends may be paid on the Motient common stock, the Motient non-voting common stock and on any class or series of stock entitled to participate with the Motient common stock and non-voting common stock when and as declared by the Motient board of directors.

      No Preemptive Rights; Conversion Rights of Non-Voting Common Stock. The holders of Motient common stock have no preemptive or subscription rights to purchase additional securities issued by Motient nor any rights to convert their Motient common stock into other securities of Motient or to have their shares redeemed by Motient.

      The shares of Motient non-voting common stock will be converted into fully paid and nonassessable shares of Motient common stock at the rate of one share of Motient common stock for each share of Motient non-voting common stock, as adjusted for any stock split or similar adjustment, upon the transfer of such shares of non-voting common stock to a transferee who is not an “Apollo Person.” For this purpose, an “Apollo Person” is Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC and any of their respective affiliates, and any other person or entity who along with the foregoing entities or affiliates shall constitute a “person.” as such term is used in Section 13(d)(3) of the Securities Exchange Act. Except for this conversion right, the holders of Motient non-voting common stock have no preemptive or subscription rights to purchase additional securities issued by Motient nor any rights to convert their Motient non-voting common stock into other securities of Motient or to have their shares redeemed by Motient.

Motient Preferred Stock

      Immediately after the merger becomes effective, the Motient restated certificate of incorporation will authorize the Motient board of directors, from time to time and without further stockholder action, to provide for the issuance of up to 15 million shares of Motient preferred stock, in one or more series, and to fix the relative rights and preferences of the shares, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this joint proxy statement/prospectus, no shares Motient preferred stock are issued and outstanding. Immediately after the merger becomes effective,           shares of Motient Series A preferred stock and no shares of Motient Series A non-voting preferred stock will be issued and outstanding. Because of its broad discretion to create and issue Motient preferred stock without stockholder approval, the Motient board of directors could adversely affect the rights, including the voting power, of the holders of Motient common stock and Motient Series A preferred stock by issuing shares of Motient preferred stock with preferential voting, conversion or redemption rights.

Motient Series A Preferred Stock and Motient Series A Non-Voting Preferred Stock

      The relative rights, powers, privileges and limitations of the Motient Series A preferred stock and the Motient Series A non-voting preferred stock shall be in all respects identical, except that the Motient Series A preferred stock is convertible into common stock and the Motient Series A non-voting preferred stock is convertible into Motient Series A preferred stock or non-voting common stock as described below, and the holders of the Series A non-voting preferred stock shall not have any voting power as described below.

      Ranking. The Motient Series A preferred stock and Motient Series A non-voting preferred stock, with respect to dividend rights and rights on liquidation, dissolution or winding-up, rank:

•	junior to all Motient debt obligations;

•	junior to “senior stock,” which is each class of Motient capital stock or series of preferred stock established after the Series A preferred stock and Series A non-voting preferred stock by the Motient board of directors that has terms which expressly provide that such class or series will rank senior to the Series A preferred stock and Series A non-voting preferred stock;

•	on a par with “parity stock,” which is each class of capital stock or series of preferred stock established after the Series A preferred stock and Series A non-voting preferred stock by the Motient board of directors that has terms which expressly provide that such class or series will rank on a parity with the Series A preferred stock and Series A non-voting preferred stock; and

•	senior to “junior stock,” which is all classes of Motient common stock, including Motient common stock and non-voting common stock, and any other class of Motient capital stock established after the Series A preferred stock and Series A non-voting preferred stock by the Motient board of directors whose terms do not expressly provide that such class or series ranks senior to, or on a parity with, Series A preferred stock and Series A non-voting preferred stock.

      Motient may authorize, create or increase the authorized amount of or issue any class or series of senior stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up without the consent of the holders of the outstanding shares of Series A preferred stock and Series A non-voting preferred stock. In addition, Motient may, without the consent of any holder of Series A preferred stock and Series A non-voting preferred stock, create additional classes of capital stock, increase the authorized number of shares of preferred stock or issue series of parity stock or junior stock.

      Voting Rights. Except as may otherwise be provided by law or the Motient restated certificate of incorporation, the holders of the Motient Series A preferred stock shall vote together with the holders of the Motient common stock as a single class on all actions to be taken by the stockholders of Motient. Each share of Motient Series A preferred stock shall entitle the holder thereof to such number of votes per share on each action as shall equal the number of shares of Motient common stock into which such share of Motient Series A preferred stock is convertible at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.

      The holders of Series A non-voting preferred stock, except as otherwise required under Delaware law or as provided in the Motient restated certificate of incorporation, are not entitled to vote on any matter required or permitted to be voted upon by the Motient stockholders.

      Liquidation Preference. Upon the voluntary or involuntary liquidation, dissolution or winding-up of Motient, and subject to the rights of the creditors of Motient and holders of senior stock and parity stock, each holder of Series A preferred stock and Series A non-voting preferred stock will be entitled to be paid, out of the assets of Motient available for distribution to stockholders, an amount equal to the liquidation preference of $20 per share of Series A preferred stock and Series A non-voting preferred stock held by the holder, plus accumulated and unpaid dividends on the Series A preferred stock and Series A non-voting preferred stock to the date fixed for liquidation, dissolution or winding-up, before any distribution is made on any junior stock, including Motient common stock.

      Dividends. Subject to the rights of any holders of senior stock and parity stock, holders of shares of Series A preferred stock and Series A non-voting preferred stock will be entitled to receive, when, as and if declared by the Motient board of directors out of funds of Motient legally available for payment, dividends or distributions in an amount equal to the dividend payable or distribution made on the Motient common stock and non-voting common stock into which such shares of Series A preferred stock and Series A non-voting preferred stock may be converted.

      Conversion; No Other Preemptive or Conversion Rights. Shares of Motient Series A preferred stock are convertible, in whole or in part, at any time, at the option of the holders of the Motient Series A preferred stock, into a number of shares of Motient common stock determined by dividing the $20 liquidation preference by the then current conversion price, subject to adjustment upon the happening of various events. Based on the initial conversion price of $3.125 per share, each share of Motient Series A preferred stock is initially convertible into 6.4 shares of Motient common stock. All of the shares of Series A preferred stock shall automatically convert into shares of Motient common stock in the same manner if the volume weighted average trading price of Motient common stock has equaled or exceeded $3.125 for each of ten consecutive trading days on which the Nasdaq National Market is open for the transaction of business.

      Shares of Motient Series A non-voting preferred stock are convertible, in whole or in part, at any time, at the option of the holders of the Series A non-voting preferred stock, into a number of shares of Motient non-voting common stock determined by dividing the $20 liquidation preference by the then current conversion price, subject to adjustment upon the happening of various events. Based on the initial conversion price of $3.125 per share, each share of Motient Series A non-voting preferred stock is initially convertible into 6.4 shares of Motient non-voting common stock. All of the shares of Series A non-voting preferred stock shall automatically convert into shares of Motient non-voting common stock in the same manner if the volume weighted average trading price of Motient common stock has equaled or exceeded $3.125 for each of ten consecutive trading days on which the Nasdaq National Market is open for the transaction of business.

      The shares of Motient Series A non-voting preferred stock will be converted into fully paid and nonassessable shares of Motient Series A preferred stock at the rate of one share of Motient Series A preferred stock for each share of Motient Series A non-voting preferred stock, as adjusted for any stock split, upon the transfer of such shares of non-voting preferred stock to a third party who is not an “Apollo Person.” For this purpose, an “Apollo Person” is Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC and any of their respective affiliates, and any other person or entity who along with the foregoing entities or affiliates shall constitute a “person.”

      Except for these conversion rights, the holders of the Series A preferred stock and Series A non-voting preferred stock have no preemptive or subscription rights to purchase additional securities issued by Motient nor any rights to convert their Series A preferred stock or Series A non-voting preferred stock into other securities of Motient or to have their shares redeemed by Motient.

LIMITATION OF LIABILITY AND INDEMNIFICATION

      Limitations of Director Liability. Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Section 102(b)(7) does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Motient restated certificate of incorporation limits the liability of directors to Motient or its stockholders to the full extent permitted by

Section 102(b)(7). Specifically, directors of Motient are not personally liable for monetary damages to Motient or its stockholders for breach of the director’s fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Motient or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      Indemnification. To the maximum extent permitted by law, the Motient bylaws provide for mandatory indemnification of directors and officers of Motient against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of Motient. In addition, Motient must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims. Motient also maintains directors’ and officers’ liability insurance.

FOREIGN OWNERSHIP RESTRICTIONS

      Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee or more than 25% of the parent of a common carrier licensee if the FCC determines that the public interest would be served by prohibiting this ownership. Additionally, the FCC’s rules may under some conditions limit the size of investments by foreign telecommunications carriers in U.S. international carriers.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Motient common stock and Motient non-voting common stock and the Motient Series A preferred stock and Motient Series A non-voting preferred stock is EquiServe Trust Company, N.A.

COMPARISON OF RIGHTS OF MOTIENT AND RARE MEDIUM STOCKHOLDERS

      The rights of Rare Medium stockholders are currently governed by the Delaware General Corporation Law, the Rare Medium certificate of incorporation and the Rare Medium bylaws. In accordance with the merger agreement, at the effective time of the merger each issued and outstanding share of Rare Medium common stock will be converted into the right to receive 0.10 of a share of Motient Series A preferred stock. Accordingly, upon consummation of the merger, the rights of Rare Medium stockholders who become stockholders of Motient will be governed by the Delaware General Corporation Law and the Motient restated certificate of incorporation and bylaws. The following are summaries of the material differences between the rights of Rare Medium stockholders and the rights of Motient stockholders after giving effect to the amendment and restatement of Motient’s restated certificate of incorporation which will become effective immediately prior to the consummation of the merger. A complete copy of Motient’s restated certificate of incorporation is included in this joint proxy statement/prospectus as Appendix D, and a complete copy of Motient’s bylaws has been filed with the Securities and Exchange Commission as an exhibit to the registration statement containing this joint proxy statement/prospectus.

Authorized Capital

      Rare Medium. As of the record date, the authorized capital stock of Rare Medium consisted of 300 million shares of Rare Medium common stock, of which           shares were issued and outstanding, and 10 million shares of preferred stock, $.01 par value per share, of which           shares were issued and outstanding.

      Motient. As of the record date, the authorized capital stock of Motient consisted of 150 million shares of Motient common stock, of which           shares were issued and outstanding and 200,000 shares of Motient preferred common stock, of which no shares were issued and outstanding.

      Following completion of the merger, the authorized capital stock of Motient will consist of 275 million shares of Motient common stock, of which           shares will be issued and outstanding, 10 million shares of Motient non-voting common stock, of which no shares will be outstanding, 15 million shares of Motient Series A preferred stock of which  shares will be issued and outstanding, and 1.5 million shares of Motient Series A non-voting preferred stock, of which no shares will be issued and outstanding.

Board of Directors

      Rare Medium. Under the Rare Medium bylaws, the number of directors of Rare Medium will be determined from time to time by resolution of the Rare Medium board of directors, but shall not be more than 15 or less than one. The current number of Rare Medium directors is six. Members of the Rare Medium board of directors are elected by a plurality vote at the annual stockholders meeting by the holders of shares present at the meeting or represented by proxy and entitled to vote in the election. A quorum at any meeting of the Rare Medium board of directors consists of a majority of the total number of directors, and a majority of the directors present at any meeting at which a quorum is present is required to approve any Rare Medium board of directors action. For so long as affiliates of Apollo Management, L.P. own at least 100,000 shares of Rare Medium preferred stock, the holders of the Rare Medium preferred stock, voting as a separate class, have the right to elect two of the members of Rare Medium’s board of directors.

      Motient. Under the Motient bylaws, the number of directors of Motient will be determined from time to time by resolution of the Motient board of directors. The current number of Motient directors is six and will be increased to nine upon the consummation of the merger. The Motient restated certificate of incorporation requires cumulative voting for the election of directors. Under cumulative voting, each stockholder is entitled to cast as many votes in the election as equals the product of the number of directors to be elected and the aggregate number of shares of common stock held by such stockholder. The stockholder may cumulate votes for one or more directors as the stockholder determines. A quorum at any meeting of the Motient board of directors consists of a majority of the total number of directors, and a majority of the directors present at any meeting at which a quorum is present is required to approve any Motient board of directors action.

Committees of the Board of Directors

      Rare Medium. Under the Rare Medium bylaws, the Rare Medium board of directors may appoint one or more committees, which shall consist of one or more directors. The Rare Medium bylaws provide that these committees may be designated by a resolution adopted by a majority of the Rare Medium board of directors. The Rare Medium board of directors currently has a compensation committee, an audit committee and a special committee.

      Motient. Under the Motient bylaws, the Motient board of directors may designate one or more committees from among its members. The Motient board of directors currently has an executive committee, a compensation committee, a nominating committee, an audit committee and an independent committee.

Newly Created Directorships and Vacancies

      Rare Medium. Under the Rare Medium bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of Rare Medium directors may be filled by a majority of the Rare Medium directors then in office, even if less than a quorum.

      Motient. Under the Motient bylaws, vacancies and newly created directorships resulting from an increase in the authorized number of Motient directors may be filled by a majority of the Motient directors then in office, even if less than a quorum, or by a sole remaining director. A decrease in the size of the board may not shorten the term of any incumbent director.

Removal of Directors

      Rare Medium. Neither the Rare Medium certificate of incorporation nor the bylaws includes a provision setting forth the procedure for the removal of directors. Under the Delaware General Corporation Law, any director or the entire board of directors of a corporation with a classified board, such as Rare Medium, may be removed by the holders of a majority of shares then entitled to vote at an election of directors, but only for cause.

      Motient. Under the Motient bylaws a director may be removed by the affirmative vote of the holders of a majority of outstanding shares of Motient common stock.

Officers

      Rare Medium. Under the Rare Medium bylaws, the Rare Medium principal officers may consist of a President, Secretary and a Treasurer, and, in the discretion of the board of directors, a Chairman of the Board and a Chief Executive Officer, and other officers and assistant officers as may be elected or appointed by the Rare Medium board of directors. The Rare Medium board of directors may remove any officer with or without cause, by the vote of a majority of the board of directors present at a meeting of the board at which a quorum is present.

      Motient. Under the Motient bylaws, the Motient officers consist of a President, a Secretary and a Treasurer, and other officers and assistant officers as may be elected by the Motient board of directors. The Motient board of directors may remove any officer by the affirmative vote of a majority of the Motient board of directors.

Special Meetings of Stockholders

      Rare Medium. Under the Rare Medium bylaws, a special meeting of the Rare Medium stockholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, any Vice-President, the Secretary and any Assistant Secretary, or by any officer at the written request of the board of directors or a majority of stockholders.

      Motient. Under the Motient bylaws, a special meeting of the Motient stockholders may be called by the President or by the Secretary upon the written request of a majority of the board of directors or at the request, in writing, of the holder or holders of common stock representing at least one-third of the shares of common stock entitled to vote at such meeting.

Quorum at Stockholder Meetings

      Rare Medium. Under the Rare Medium bylaws, the holders of record of a majority of the shares issued and outstanding and entitled to vote at a stockholder meeting, present in person or represented by proxy, constitute a quorum at each stockholder meeting. In the absence of a quorum, the stockholders present in person or represented by proxy at a meeting may adjourn the meeting until a quorum is present or represented.

      Motient. Under the Motient bylaws, the holders of record of a majority of the shares issued and outstanding and entitled to vote at a stockholder meeting, present in person or represented by proxy, constitute a quorum at each stockholder meeting. In the absence of a quorum, the stockholders present in person or represented by proxy at a meeting may adjourn the meeting until a quorum is present or represented.

Stockholder Action by Written Consent

      Rare Medium. Under the Rare Medium bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitled to vote were present and voted.

      Motient. Under the Delaware General Corporation Law, unless a corporation’s certificate of incorporation provides otherwise, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitled to vote were present and voted. The Motient certificate of incorporation does not provide otherwise.

Advance Notice of Stockholder-Proposed Business at Annual Meetings

      Rare Medium. Neither the Rare Medium certificate of incorporation nor the bylaws include a provision which requires that advance notice be given to Rare Medium of stockholder-proposed business to be conducted at annual meetings.

      Motient. The Motient bylaws require stockholders seeking to bring business before an annual meeting to provide timely notice in writing. Generally, to be timely, a stockholder’s notice must be delivered to Motient not less than 60 nor more than 120 days before the date of the annual meeting of stockholders. However, if the annual meeting of stockholders is called to be held prior to the third Thursday in April, then the stockholder’s notice must be delivered to Motient no later than the close of business on the 10th business day following the date that such annual meeting of stockholders was announced. Motient’s bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from timely bringing matters before an annual meeting of stockholders.

Super-Majority Voting Provisions

      Motient’s restated certificate of incorporation requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock to approve:

•	the merger or consolidation of Motient with or into any other entity;

•	the dissolution or liquidation of Motient; or

•	the sale, exchange or lease of all or substantially all of Motient’s property and assets.

Amendment of Governing Documents

      Rare Medium. Under the Delaware General Corporation Law, an amendment to a corporation’s certificate of incorporation requires the recommendation of a corporation’s board of directors, the approval of a majority of all shares entitled to vote on the amendment, voting together as a single class, and the approval of a majority of the outstanding stock of each class entitled to vote separately on the amendment unless a higher vote is required in the corporation’s certificate of incorporation. Any amendment to Rare Medium’s certificate of incorporation which would adversely affect the rights or privileges of Rare Medium’s preferred stock requires the prior consent of the holders of a majority of the then outstanding shares of preferred stock.

      Under the Rare Medium certificate of incorporation and bylaws, the Rare Medium bylaws may be amended or repealed or new bylaws may be adopted by the stockholders or by the board of directors. Notice of the intent to amend or repeal the bylaws must be contained in the notice of the meeting at which the action is taken.

      Motient. Motient may amend or repeal any provision of its certificate of incorporation as permitted by the Delaware General Corporation Law and the Motient certificate of incorporation, except as noted below. Under the Motient certificate of incorporation, an amendment to Motient’s certificate of incorporation requires the recommendation of Motient’s board of directors, the approval of a majority of all shares entitled to vote on the amendment, voting together as a single class, and the approval of a majority of the outstanding stock of each class entitled to vote separately on the amendment unless a higher vote is required in the corporation’s certificate of incorporation.

      Under the Motient certificate of incorporation, the Motient board of directors has the power to adopt, alter, amend and repeal the Motient bylaws in accordance with the Delaware General Corporation Law. Under the Delaware General Corporation Law, the stockholders also have the power to amend or repeal the Motient bylaws or to adopt new bylaws.

Business Combination with an Interested Stockholder

      Rare Medium is, and Motient is not, subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation such as Rare Medium from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to that date, the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by specified directors or specified employee stock plans; or

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding that stock owned by the interested stockholder.

      A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person, other than the corporation and any direct or indirect wholly owned subsidiary of the corporation, who together with affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own 15% or more of the corporation’s outstanding voting stock.

      Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation.

Rights of Holders of Rare Medium Preferred Stock

      Conversion. The Rare Medium preferred stock is convertible at any time into a number of shares of Rare Medium common stock determined by dividing (a) the aggregate liquidation preference of the number of shares of Rare Medium preferred stock being converted, plus accrued and unpaid dividends thereon, by (b) the conversion price in effect at the time of the conversion. The conversion price is currently $7.00 and is subject to adjustment.

      Optional; Mandatory Redemption. Rare Medium may redeem all, but not less than all, of the Rare Medium preferred stock, at a redemption price equal to 103% of the sum of the liquidation preference plus accrued and unpaid dividends, at any time after (a) June 30, 2002, if the closing price of the Rare Medium common stock quoted on Nasdaq on each of the previous 30 trading days is greater than $12.00 per share, or (b) June 30, 2004.

      Upon a change in control of Rare Medium, holders of the Rare Medium preferred stock may require Rare Medium to redeem for cash all shares of preferred stock, at a redemption price equal to the liquidation preference plus all accrued and unpaid dividends. The proposed merger involving Rare Medium and Motient would constitute a change in control under the terms of the Rare Medium preferred stock.

      On June 30, 2012, Rare Medium shall redeem for cash all shares of preferred stock, at a redemption price equal to the liquidation preference plus all accrued and unpaid dividends.

      Liquidation Preference. In the event of a liquidation, dissolution or winding up, no distributions may be made to holders of the Rare Medium common stock until the holders of the Rare Medium preferred stock have received a liquidation preference of $100 per share plus all accrued and unpaid dividends.

      Voting Rights. Each holder of Rare Medium preferred stock is entitled to attend all special and annual meetings of the stockholders of Rare Medium, and is entitled to vote with the holders of Rare Medium common stock as a single class on all matters submitted for a vote of holders of common stock. The Rare Medium preferred stock is entitled to .875 votes per underlying share of Rare Medium common stock into which the Rare Medium preferred stock is then convertible but in no event may the aggregate voting power of all shares of Rare Medium preferred stock exceed the voting power of 9,750,000 votes.

      Dividends. Through June 30, 2002, holders of Rare Medium preferred stock are entitled to receive quarterly dividends at an annual rate of 7.5% of the liquidation preference. After June 30, 2002, the annual dividend rate is 4.65%. From June 4, 1999 through June 30, 2002, dividends are payable through the issuance of additional shares of Rare Medium preferred stock. From June 30, 2002 through June 30, 2004, dividends are payable either through the issuance of additional shares of Rare Medium preferred stock or by cash, at the discretion of the holders of a majority of the Rare Medium preferred stock. After June 30, 2004, all dividends are payable in cash. Each share of Rare Medium preferred stock paid as a dividend will be accompanied by a Series 1-A warrant entitling the holder to purchase 13.5 shares of Rare Medium common stock at an exercise price ranging from $.01 to $4.20 per share.

      If any dividends are declared on the Rare Medium common stock, the holders of the Rare Medium preferred stock are entitled to receive as additional dividends an amount (whether in the form of cash, securities or other property) equal to the amount of the dividends that such holders would have received had they converted their shares of Rare Medium preferred stock into Rare Medium common stock immediately prior to the record date for the dividend on the Rare Medium common stock.

PROPOSAL 1(A): RESTATED CERTIFICATE OF INCORPORATION OF MOTIENT TO CREATE NEW CLASSES OF CAPITAL STOCK

      Adoption of a Restated Certificate of Incorporation of Motient to Create Non-Voting Common Stock, Series A Voting Convertible Preferred Stock and Series A Non-Voting Convertible Preferred Stock

      The Motient board of directors has approved the merger agreement and recommends the stockholders vote to adopt the restated certificate of incorporation of Motient to create a class of non-voting common stock, having a par value of $.01 per share, a series of preferred stock designated as Series A voting convertible preferred stock, having a par value of $.01 per share, and a series of preferred stock designated as Series A non-voting convertible preferred stock, having a par value of $.01 per share. See “Motient Capital Stock and Comparison of Stockholder Rights” for a description of the terms of each new class of capital stock proposed to be created.

      The affirmative vote of holders of a majority of the outstanding shares of Motient common stock entitled to vote at the Motient special meeting is required to approve Proposal 1(A). The merger cannot be completed unless Proposal 1(A) is approved. This proposal will not take effect unless Proposals 1(B) and 2 are also approved. Several stockholders of Motient have entered into voting agreements with Rare Medium by which such persons have agreed to vote their shares in favor of this proposal. The 12,339,998 shares of Motient common stock subject to these agreements represent approximately 24.7% of the outstanding shares entitled to vote at the Motient special meeting.

      THE MOTIENT BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1(A)

PROPOSAL 1(B): RESTATED CERTIFICATE OF INCORPORATION OF MOTIENT TO INCREASE AUTHORIZED CAPITAL STOCK

      Adoption of a Restated Certificate of Incorporation of Motient to Increase the Number of Authorized Shares of Capital Stock

      The Motient board of directors has approved the merger agreement and recommends the stockholders vote to adopt the restated certificate of incorporation of Motient to increase the number of authorized shares of Motient capital stock from 150.2 million shares to 300 million shares. The proposed increase in the number of authorized shares of Motient capital stock will alter the total authorized capital of Motient as summarized below:

Proposed Authorized Capital		Existing Authorized Capital
275,000,000	Common Stock	150,000,000	Common Stock
10,000,000	Non-Voting Common Stock
15,000,000*	Preferred Stock	200,000	Preferred Stock

300,000,000	Total	150,200,000	Total

*	Ten million shares of the 15 million shares will be designated Series A voting convertible preferred stock. One and one half million shares of the 15 million shares will be designated Series A non-voting convertible preferred stock. Three and one half million shares of the 15 million shares will be undesignated.

      Stockholders of Motient are asked to consider and vote on adoption of the proposed restated certificate of incorporation of Motient, substantially in the form included in Appendix D, at the Motient special meeting. The merger cannot be completed unless Motient stockholders adopt the restated certificate of incorporation. If the proposal is approved by the stockholders, the restated certificate of incorporation will become effective upon the filing with the Secretary of State of the State of Delaware, which filing is likely to be made promptly after the Motient special meeting.

      The Motient board of directors recommends that the stockholders adopt the proposal.

      The affirmative vote of a majority of the outstanding shares of Motient common stock entitled to vote at the Motient special meeting is required to adopt the proposed restated certificate of incorporation. The merger cannot be completed unless Proposal 1(B) is approved. This proposal will not take effect unless Proposals 1(A) and 2 are also approved. Several stockholders of Motient have entered into voting agreements with Rare Medium by which such persons have agreed to vote their shares in favor of this proposal. The 12,339,998 shares of Motient common stock subject to these agreements represent approximately 24.7% of the outstanding shares entitled to vote at the Motient special meeting.

      In addition to the Motient common stock issued and outstanding, Motient also has reserved for issuance the following number of shares of Motient common stock:

Number of Shares	Reserved for

4,881,780	Outstanding options to purchase Motient common stock and outstanding shares of restricted stock
1,334,442	Shares reserved for future option grants
181,747	Issuance under Employee Stock Purchase Plan
742,889	Issuance under 401(k) plan
7,762,125	Outstanding warrants
4,583,334	Possible issuance upon conversion of membership interests in Mobile Satellite Ventures
19,486,317	Total

      As a result, after including both the shares of Motient common stock issued and outstanding and the shares of Motient common stock reserved for issuance, Motient has utilized approximately

          shares of the 150.2 million shares authorized. Thus, Motient currently has available for future issuance fewer than           shares of Motient common stock. In addition, Motient currently has only 200,000 authorized shares of preferred stock, and substantially more shares of Motient Series A preferred stock are required to be issued in connection with the merger.

      The Motient board of directors believes that the proposed increase in the authorized shares of Motient capital stock and the creation of new classes of stock is desirable to permit the completion of the merger and to enhance its flexibility with possible future actions, including stock splits, stock dividends, acquisitions, financing transactions, employee benefit plan issuances, and other corporate purposes as may arise. Having this authorized Motient capital stock available for issuance in the future will give the Motient board of directors greater flexibility and will allow additional shares of Motient capital stock to be issued without the expense and delay of a stockholders’ meeting. This kind of delay might deny Motient the flexibility the Motient board of directors views as important in facilitating the effective use of Motient securities. However, the ability of Motient to issue large blocks of Motient capital stock is not unlimited. For example, the rules of The National Association of Securities Dealers, Inc., or the NASD, currently require stockholder approval by issuers of securities quoted on the Nasdaq National Market, on which the Motient common stock is currently quoted and on which Motient intends the preferred stock to be quoted upon completion of the merger, as to the issuance of shares of common stock, preferred stock or securities convertible into either in various instances including:

•	actions resulting in a change of control of Motient;

•	acquisition transactions involving directors, officers or substantial security holders where the present or potential issuance of these securities could result in an increase in outstanding common shares or voting power of 5% or more;

•	acquisition transactions generally in which the present or potential issuance of securities could result in an increase in the voting power or outstanding common shares of 20% or more; and

•	other sales or issuances of securities in a non-public offering equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of stock.

      These requirements may change. Exceptions to these rules may be made upon application to the NASD. In other instances, the issuance of additional shares remains within the discretion of the board of directors without the requirement of further action by stockholders except as otherwise required by applicable law or any stock exchange on which Motient securities may then be listed.

      Except as described in this joint proxy statement/prospectus, Motient does not have any current commitments, arrangements, understandings or plans with respect to the issuance of these additional shares of Motient common stock. Of the 125 million additional shares of Motient common stock, if authorized:

•	up to approximately million shares will be reserved for issuance upon conversion of the Motient Series A preferred stock issued in the merger to Rare Medium stockholders in exchange for their shares of Rare Medium common stock, with each issued and outstanding share of Rare Medium common stock being converted into the right to receive one-tenth of a share of Motient Series A preferred stock (see “Terms of the Merger Agreement—Conversion of Rare Medium Common Stock; Treatment of Options and Warrants”);

•	approximately million shares will be reserved for issuance upon exercise of Rare Medium stock options which, in the merger, will become exercisable to purchase Motient Series A preferred stock, which is convertible into shares of Motient common stock;

•	approximately million shares will be reserved for issuance upon conversion of shares of non-voting common stock or Series A non-voting preferred stock that will be issuable pursuant to Rare Medium warrants which, in the merger, will become exercisable to purchase Motient Series A non-voting preferred stock or non-voting common stock; and

•	approximately million shares will remain available for possible future stock splits, stock dividends, acquisitions, financing transactions, employee benefit plan issuances and other corporate purposes as may arise.

      Motient is submitting this proposal to consummate the merger agreement and the merger and to enhance its flexibility with possible future actions, such as stock splits, stock dividends, acquisitions, financing transactions, employee benefit plan issuances and such other corporate purposes as may arise. Motient is not submitting this proposal to enable it to frustrate any efforts by another party to acquire a controlling interest in Motient or to seek representation on the Motient board of directors.

      If the proposal to increase the number of authorized shares of Motient capital stock is adopted, the additional authorized shares will be part of the existing Motient capital stock and will increase the number of shares available for issuance by Motient.

      The future issuance of additional shares of authorized but unissued Motient capital stock on other than a pro rata basis may dilute the ownership of current stockholders. These additional shares also could be used to block an unsolicited acquisition through the issuance of large blocks of stock to persons or entities considered by Motient officers and directors to be opposed to the acquisition, which might be deemed to have an anti-takeover effect, i.e., might impede the completion of a merger, tender offer or other takeover attempt. In fact, the mere existence of a block of authorized but unissued shares, and the ability of the Motient board of directors to issue these shares without stockholder approval, might deter a bidder from seeking to acquire shares of Motient capital stock on an unfriendly basis. The Motient board of directors does not intend or view the proposed increase in authorized Motient capital stock as an anti-takeover measure, nor is it aware of any proposed transactions of this type.

      THE MOTIENT BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1(B)

PROPOSAL 2: ISSUANCE OF MOTIENT SECURITIES

      Approval of the Issuance of

• shares of Motient Series A preferred stock, Motient stock options and Motient warrants pursuant to the Agreement and Plan of Merger by and among Motient Corporation, MR Acquisition Corp., a wholly-owned subsidiary of Motient Corporation, and Rare Medium Group, Inc., dated as of May 14, 2001, as amended; and

• shares of Motient’s Series A preferred stock, Series A non-voting preferred stock, common stock and non-voting common stock upon the exercise or conversion of shares of Motient Series A preferred stock, Motient stock options and Motient warrants issued pursuant to the merger agreement.

      On May 11, 2001, the Motient board of directors adopted a resolution approving the issuance of shares of Motient Series A preferred stock, par value $.01 per share, Motient stock options and Motient warrants, in the merger, subject to completion of the merger. These shares will not be issued unless the merger is completed. The Motient board of directors also adopted a resolution approving the issuance of shares of Motient’s Series A preferred stock, Series A non-voting preferred stock, common stock and non-voting common stock underlying the securities issuable pursuant to the merger. This share issuance is being submitted for the approval of the stockholders of Motient pursuant to the requirements of the NASD applicable to companies with securities quoted on the Nasdaq National Market.

      The merger cannot be completed unless Motient stockholders approve the issuance of the Motient securities in the merger and the issuance of the underlying Motient shares. These securities will be issued to Rare Medium stockholders, optionholders and warrantholders in exchange for their Rare Medium common stock, options and warrants. Each issued and outstanding share of Rare Medium common stock will be converted into the right to receive one-tenth of a share of Motient Series A preferred stock. The Motient Series A preferred stock has a liquidation preference of $20 per share, will be convertible at any time into 6.4 shares of Motient common stock and will automatically convert into 6.4 shares of Motient common stock if the volume weighted average trading price of Motient common stock equals or exceeds $3.125 per share for ten consecutive trading days. Each outstanding option to purchase shares of Rare Medium common stock will become the right to purchase a number of shares of Motient Series A preferred stock equal to the number of shares of Rare Medium common stock that were subject to the option, multiplied by 0.10, at an exercise price per share equal to the current exercise price per share divided by 0.10. Each outstanding warrant to purchase shares of Rare Medium common stock will become the right to purchase a number of shares of Motient Series A non-voting preferred stock equal to the number of shares of Rare Medium common stock that were subject to the warrant, multiplied by 0.10, at an exercise price per share equal to the current exercise price per share divided by 0.10. Each share of Series A non-voting preferred stock underlying the new Motient warrants will automatically convert into 6.4 shares of Motient non-voting common stock if the volume weighted average trading price of Motient common stock equals or exceeds $3.125 per share for ten consecutive trading days. Each share of Motient non-voting common stock and non-voting preferred stock will be converted into one share of Motient common stock or Motient Series A preferred stock, as the case may be, upon the transfer of the share to a third party who is not an affiliate of a current holder of Rare Medium preferred stock.

      The NASD requirements provide that the affirmative vote of a majority of all the votes cast, in person or by proxy, on this proposal at the Motient special meeting is required to approve this issuance. This issue of these securities in the merger will not occur unless proposals 1(A) and 1(B) are also approved. Several stockholders of Motient have entered into voting agreements with Rare Medium by which these persons have agreed to vote their shares in favor of this proposal. The 12,339,998 shares of Motient common stock subject to these agreements represent approximately 24.7% of the outstanding shares entitled to vote at the Motient special meeting.

      THE MOTIENT BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2

PROPOSAL 3: AMENDMENT TO MOTIENT EMPLOYEE STOCK PURCHASE PLAN

      Approval of an Amendment to the Motient Employee Stock Purchase Plan to Increase the Shares Reserved for Issuance.

General

      On May 22, 2001, the board of directors approved an amendment to Motient’s Employee Stock Purchase Planto increase the number of shares of common stock authorized for issuance under the plan from 600,000 to 1,200,000.

      The board of directors concluded that this increase in the number of shares available for issuance under the purchase plan was necessary in order to have a sufficient number of shares available for issuance to employees who participate in the purchase plan. This increase is necessary because the board of directors considers the purchase plan to be an important attraction for prospective employees and a valued benefit of existing employees.

Summary of the Purchase Plan

      Set forth below is a summary of the principal terms of the purchase plan. The complete text of the purchase plan is included in Appendix E. The summary below is not intended to be a complete description of the purchase plan and you should read the purchase plan for a complete understanding of the plan’s terms.

      The purchase plan is designed to encourage employee ownership of Motient by offering eligible employees an opportunity to purchase common stock at a discount through payroll deductions.

      The minimum amount that employees can contribute under the purchase plan is 1% of their “eligible compensation,” but no less than $5.00 per pay period. The maximum amount they can contribute is $21,250 per calendar year. Employees may elect to deduct either a percentage of their bi-weekly pay, or a fixed dollar amount. Eligible compensation is base pay, overtime, bonuses, and commissions.

      The price used to buy stock is equal to 85% of the lesser of the fair market value on the first day and the last day of each purchase period under the purchase plan.

      If there is an insufficient number of unsold shares in any purchase period that may be made available for purchase under the purchase plan to permit exercise of all rights deemed exercised by participating employees, an adjustment will be made, and the number of shares purchasable by all participants will be reduced proportionately. Any funds then remaining in participants’ accounts will be refunded to participants.

      In any calendar year, no employee may purchase shares of Motient stock having an aggregate fair market value over $25,000, determined, as to shares purchased during each purchase period in such calendar year, as of the first day of such purchase period. The board of directors may modify the purchase plan in any respect, but must obtain stockholder approval for any modification that (1) changes the requirements as to the eligibility for participation in the purchase plan; (2) increases the maximum number of shares subject to purchase under the purchase plan, unless such increase results from a change in capitalization, or (3) materially increases the benefits accruing to purchase plan participants. After giving effect to the proposed amendment, 1.2 million shares of common stock will be authorized to be issued under the purchase plan.

Certain Federal Income Tax Matters

      The purchase plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended. Amounts withheld from pay under the purchase plan will be taxable income to employees in the year in which the amounts otherwise would have been received, but employees will not be required to recognize additional income for federal income tax purposes either at the time the employee is deemed to have been granted a right to purchase common stock, on the first day of a purchase period, or when the right to purchase common stock is exercised, on the last day of a purchase period.

      If an employee holds the common stock purchased under the purchase plan for at least two years after the first day of the purchase period in which the stock was purchased, or the grant date, when the employee disposes of the common stock, he or she will recognize as ordinary income an amount equal to the lesser of (a) 15% of the fair market value of the common stock on the grant date or (b) the excess of the fair market value of the common stock on the date of disposition over the price paid for the stock. If an employee disposes of the common stock within two years after the grant date, he or she will recognize ordinary income equal to the fair market value of the common stock on the last day of the purchase period in which the stock was acquired less the amount paid for the common stock.

      THE MOTIENT BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3

PROPOSAL 4:

AMENDMENT TO CERTIFICATE OF INCORPORATION

TO EFFECT A ONE-FOR-TEN REVERSE STOCK SPLIT

      The Motient board of directors has approved a one-for-ten reverse stock split. The board recommends the stockholders vote to adopt an amendment to the certificate of incorporation of Motient to effect the one-for-ten reverse stock split. The proposed amendment will reduce the number of issued and outstanding shares of Motient common stock by approximately 1/10th, with each ten shares of common stock currently outstanding, referred to as “old common stock,” becoming one share of “new common stock.” The board recommends the adoption of the amendment to the certificate of incorporation effecting the reverse stock split even if Proposals 1(A) and 1(B) to adopt the restated certificate of incorporation of Motient increasing the authorized capital stock and creating non-voting common stock, voting convertible preferred stock and non-voting convertible preferred stock are not approved. The text of the proposed amendment if Proposals 1(A) and 1(B) are adopted is included in the form of restated certificate of incorporation attached to this joint proxy statement/ prospectus as Appendix D. The text of the proposed amendment if Proposals 1(A) and 1(B) are not adopted is attached to this joint proxy statement/ prospectus as Appendix F.

Purpose of the Reverse Stock Split

      The purpose of the reverse stock split is to regain compliance with requirements for the continued listing of Motient common stock on the Nasdaq National Market. The Nasdaq National Market requires, among other things, that Motient common stock trade above $3 per share. Motient common stock has not traded above $3 per share since March 20, 2001. Because Motient is not currently in compliance with the requirements for continued listing on Nasdaq, Motient received a letter from Nasdaq indicating that Motient common stock will be delisted from the Nasdaq National Market if the reverse stock split is not implemented by September 28, 2001.

      The board of directors believes that the reverse stock split is likely to result in the bid price of Motient common stock increasing over the $3.00 minimum bid price requirement, thereby permitting the continued listing of Motient common stock on the Nasdaq National Market. However, there can be no assurance that the market price of Motient common stock will rise in proportion to the reduction in the number of outstanding shares resulting from the reverse stock split or that the market price of Motient common stock will remain above $3.00 after the split.

      In addition, Motient believes that the current low price per share at which Motient common stock is trading reduces the marketability of the Motient common stock because certain brokerage firms and institutional investors are reluctant to recommend low-priced stock to their clients or hold them in their own portfolios. Investors may view low-priced stock as unattractive, more risky or more volatile than alternative investments. In addition, certain brokerage houses have policies and practices that discourage individual brokers within those firms from dealing in lower priced stocks. These policies and practices pertain, among other things, to payment of brokerage commissions and to time-consuming procedures that function to cause lower priced stocks to be less attractive to brokers from an economic point of view. In addition, since fixed-price brokerage commissions on lower priced stocks represent a higher percentage of the stock price than fixed-price commissions on higher priced stocks, the current price per share of the common stock may result in individual shareholders paying higher per-share transaction costs.

      If Motient common stock is eventually delisted, it may be quoted in the “pink sheets” maintained by the National Quotation Bureau, Inc., or the Nasdaq Electronic Bulletin Board. As a result, the spread between the “bid” and the “ask” price of the shares of common stock is likely to be greater than at present. Thus, stockholders may experience difficulty in engaging in trades of Motient common stock.

      Delisting of Motient common stock may also affect the merger. If the common stock is delisted, Motient will be unable to obtain listing of the Series A preferred stock on the Nasdaq National Market.

The listing of the Series A preferred stock on the Nasdaq National Market is a condition to the merger, although this condition may be waived.

      In addition, if Motient common stock continues to trade at levels below $5 per share, it may be deemed to be penny stock. If Motient common stock is considered penny stock, it would be subject to rules that impose enhanced suitability and disclosure obligations on broker-dealers who sell Motient’s securities. For example, broker-dealers must approve the purchaser for the transaction and receive the purchaser’s written consent to the transaction prior to sale. Also, the broker-dealer must give each purchaser of penny stock:

•	a document describing the risks of investing in penny stocks;

•	information on market quotations for the penny stock, if any;

•	information on the compensation the broker-dealer and the registered representative will receive in the transaction; and

•	monthly account statements disclosing the market value for the penny stock held in the purchaser’s account.

Because of these additional obligations, some brokers may not effect transactions in penny stocks. This could have an adverse effect on the liquidity of Motient common stock.

Effectiveness of the Reverse Stock Split

      If Proposal 4 is approved by Motient stockholders, the reverse stock split would become effective immediately before the effectiveness of the merger or, if the merger is not completed, as soon as practicable after Motient files the amendment to Motient’s certificate of incorporation with the Secretary of State of Delaware. Even if the reverse stock split is approved by Motient stockholders, Motient’s board of directors has discretion not to carry out the reverse stock split if it determines that the split is not necessary to avoid the delisting of Motient common stock from the Nasdaq National Market, based on market prices at the time, or it determines that the split will not be beneficial for any other reason. Upon the filing of the amendment, all the old common stock will be converted into new common stock as set forth in the amendment.

Certificates and Fractional Shares

      As soon as practicable after the reverse stock split becomes effective, Motient will request all stockholders to return their stock certificates representing shares of old common stock outstanding on the effective date of the reverse stock split in exchange for certificates representing the number of whole shares of new common stock into which the shares of old common stock have been converted as a result of the reverse stock split. Each stockholder will receive a letter of transmittal from Motient’s transfer agent containing instructions on how to exchange certificates. STOCKHOLDERS SHOULD NOT SUBMIT THEIR OLD CERTIFICATES TO THE TRANSFER AGENT UNTIL THEY RECEIVE THESE INSTRUCTIONS. In order to receive new certificates, stockholders must surrender their old certificates in accordance with the transfer agent’s instructions, together with the properly executed and completed letter of transmittal.

      Beginning with the effective date of the reverse stock split, each old certificate, until surrendered and exchanged as described above, will be deemed for all purposes to evidence ownership of the number of whole shares of new common stock into which the shares evidenced by the old certificates have been converted.

      Motient will not issue fractional shares in the reverse stock split. For each fractional share that would otherwise be issued, each holder of old common stock will receive cash. The transfer agent appointed to handle the exchange of certificates in the reverse stock split will determine the excess of the sum of the number of full shares of new common stock to be distributed to each holder of old common stock over the number of full shares of new common stock actually delivered as part of the reverse stock split. As soon as practicable after the effective time of the reverse stock split, the transfer agent will sell these excess shares on the Nasdaq National Market. The sale of the excess shares will be executed on the Nasdaq National Market through one or more member firms of the NASD and will be executed in one hundred share increments to the extent practicable. Motient will pay all commissions, transfer taxes and other out-of-pocket transaction costs of the transfer agent incurred in connection with such sale or sales of excess shares. In addition, Motient will pay the transfer agent’s compensation and expenses in connection with such sale or sales.

      The transfer agent will then determine the portion of the net proceeds from the sale of the excess shares to which each holder of old common stock is entitled, if any, by multiplying the net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which a holder of old common stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of old common stock are entitled. After determining the amount of cash to be paid to stockholders otherwise entitled to a fractional share of new common stock, the transfer agent will pay those amounts.

Effects of the Reverse Stock Split

      The principal effect of the reverse stock split will be to decrease the number of shares of common stock outstanding from approximately           shares to approximately           shares. The reverse stock split will not:

•	reduce the authorized number of common shares;

•	affect your percentage ownership or proportional voting power, except for minor differences if you receive cash instead of fractional shares;

•	affect the par value of Motient common stock;

•	affect the voting rights or other privileges of the holders of Motient common stock; or

•	substantially reduce the number of stockholders.

      In addition, the Motient board of directors has taken appropriate action to adjust proportionately the number of shares of common stock issuable upon exercise of outstanding options and to adjust the related exercise prices, to reflect the reverse stock split, with fractional shares resulting from the reverse stock split rounded up to the nearest whole share of common stock. The board has also taken action to reduce proportionately the total number of shares reserved for grants and options granted under the Motient Stock Award Plan, the Motient Employee Stock Purchase Plan and the 1999 Non-Employee Director Stock Option Plan.

      Motient is also currently subject to certain obligations to issue shares of common stock through the exercise of outstanding warrants. Under the terms of various agreements relating to these securities, the number of shares of common stock issuable pursuant to these securities and the per share exercise price, will automatically be adjusted for the reverse stock split. Thus, for every ten shares of common stock before the reverse stock split, the holders of these securities will, upon exercise of the security, receive one share of common stock after the reverse stock split for the same aggregate amount of consideration paid, with fractional shares resulting from the reverse stock split rounded up to the nearest whole share of common stock.

      The reduction in the number of outstanding shares is expected to increase the bid price of Motient common stock, although there can be no assurance that the price will increase in inverse proportion to the one-for-ten reverse stock split ratio. The trading price of Motient common stock depends on many factors, including many which are beyond Motient’s control. The higher stock price may increase investor interest and reduce resistance of brokerage firms to recommend the purchase of Motient common stock.

      The liquidity of Motient common stock may be adversely affected by the reduced number of shares outstanding after the reverse stock split. In addition, the split will increase the number of stockholders who own odd-lots. An odd-lot is fewer than 100 shares. Stockholders who hold odd-lots may experience an increase in the cost of selling their shares and may have greater difficulty in making sales.

      The shares of new common stock will be fully paid and non-assessable. Because no fractional shares of new common stock will be issued, any stockholder who owns fewer than ten shares of old common stock will cease to be a stockholder of Motient on the effective date. We do not anticipate that the reverse stock split will result in any material reduction in the number of holders of common stock. Each stockholder’s percentage ownership of the new common stock will not be altered by the reverse stock split except for minor differences due to the effect of eliminating fractional shares.

      Because Motient’s authorized common stock will not be reduced, the overall effect will be an increase in authorized but unissued shares of common stock as a result of the reverse stock split. These shares may be issued by Motient’s board of directors in its discretion. Any future issuance will have the effect of diluting the percentage of stock ownership and voting rights of the present holders of common stock.

      While the board of directors believes it advisable to authorize and approve the reverse stock split for the reasons set forth above, the board is aware that the increase in the number of authorized but unissued shares of common stock may have a potential anti-takeover effect. Motient’s ability to issue additional shares could be used to thwart persons, or otherwise dilute the stock ownership of stockholders seeking to control Motient. The reverse stock split is not being recommended by the board as part of an anti-takeover strategy.

Certain Federal Income Tax Consequences

      The following description of certain federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this joint proxy statement/ prospectus. This discussion is for general information only and does not discuss consequences which may apply to special classes of taxpayers (for example, nonresident aliens, broker-dealers or insurance companies) or any aspects of state, local or foreign tax laws. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the reverse stock split.

      Motient has been advised that because the reverse stock split is not part of a plan to increase periodically a stockholder’s proportionate interest in the assets or earnings and profits of the company, the reverse stock split should not result in the recognition by stockholders of any gain or loss for federal income tax purposes, except to the extent of the cash received in lieu of fractional shares. The holding period for each share of new common stock received by a stockholder will include the stockholder’s holding period for its shares of old common stock with respect to which the shares of new common stock are issued, provided that the shares of old common stock were held as capital assets. The adjusted tax basis of each share of new common stock received by a stockholder, including the fractional share for which cash is received, will be the same as the adjusted tax basis of the shares of old common stock with respect to which the share of new common stock is issued. A stockholder who receives cash in lieu of a fractional share of new common stock generally will recognize taxable gain or loss equal to the difference, if any, between the amount of cash received and the portion of the stockholder’s aggregate adjusted tax basis in the shares of old common stock allocated to the fractional share. If the shares of old common stock allocated to the fractional shares were held by the stockholder as capital assets, the gain or loss resulting from the payment of cash in lieu of the issuance of a fractional share will be taxed as capital gain or loss.

Appraisal Rights of Dissenting Stockholders

      Stockholders have no right under Delaware law or Motient’s certificate of incorporation or bylaws to exercise dissenters’ rights of appraisal with respect to the reverse stock split.

      THE MOTIENT BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL NO. 4.

PROPOSAL TO RARE MEDIUM STOCKHOLDERS

The Merger Proposal

      At the Rare Medium special meeting, Rare Medium stockholders will be asked to approve and adopt the merger agreement. See “Terms of the Merger Agreement and Related Transactions” for a description of the terms of the merger.

      THE RARE MEDIUM BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF RARE MEDIUM VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

LEGAL MATTERS

      The validity of the Motient Series A preferred stock offered in the merger and the Motient common stock into which each share of Motient Series A preferred stock is convertible will be passed upon by the general counsel of Motient.

EXPERTS

      The audited consolidated financial statements and schedules of Motient Corporation and its subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this joint proxy statement/ prospectus, to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants. In those reports, that firm states that with respect to XM Satellite Radio Holdings Inc., a subsidiary of Motient Corporation as of December 31, 2000, its opinion is based on the report of other independent public accountants. The financial statements and schedules referred to above have been included in this joint proxy statement/ prospectus in reliance upon the authority of those firms as experts in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the uncertainty regarding Motient’s ability to continue as a going concern as discussed in Note 1 to the financial statements.

      The consolidated financial statements of Rare Medium and its subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000 included in this joint proxy statement/ prospectus have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and are included in this joint proxy statement/ prospectus in reliance upon the authority of said firm as experts in giving said report. The report of KPMG LLP covering the December 31, 2000 financial statements refers to a restatement of such financial statements for the year then ended.

      The consolidated financial statements of XM Satellite Radio Holdings Inc. and subsidiary, a development stage company, as of December 31, 1998 and 1997, and for the years then ended, have been included in this joint proxy statement/ prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG LLP contain an explanatory paragraph that states that XM Satellite Radio Holdings Inc. and subsidiary has not commenced operations, has negative working capital and is dependent upon additional debt or equity financings, which raises substantial doubt about the ability of XM Satellite Radio Holdings Inc. and subsidiary to continue as a going concern. The consolidated financial statements of XM Satellite Radio Holdings Inc. and subsidiary do not include any adjustments that might result from the outcome of that uncertainty.

OTHER MATTERS

      As of the date of this joint proxy statement/ prospectus, neither the Motient board of directors nor the Rare Medium board of directors knows of any matters that will be presented for consideration at either special meeting other than as described in this joint proxy statement/ prospectus. If any other matters come before either of the special meetings or any adjournments or postponements of the special meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Motient and Rare Medium, as the case may be.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

Motient

  Submission of Stockholder Proposals for Inclusion in Next Year’s Annual Meeting Proxy Statement

      Any proposal or proposals by a stockholder intended to be included in the proxy statement and form of proxy relating to the 2002 Motient annual meeting of stockholders must be received by Motient no later than December 26, 2001 according to the proxy solicitation rules of the SEC. Proposals should be sent to the Secretary of Motient at 10802 Parkridge Boulevard, Reston, Virginia 20191-5416. Nothing in this paragraph shall be deemed to require Motient to include in its proxy statement and proxy relating to the 2002 Motient annual meeting of stockholders any stockholder proposal which may be omitted from the proxy materials according to applicable regulations of the SEC in effect at the time the proposal is received.

  Other Stockholder Proposals for Presentation at Next Year’s Annual Meeting

      A stockholder who wishes to submit a proposal for consideration at the 2002 Motient annual meeting outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934, must, in accordance with Article II, Section 13 of Motient’s Bylaws, file a written notice with the Secretary of Motient which conforms to the requirements of the Bylaws. If the board of directors or a designated committee or officer who will preside at the stockholders meeting determines that the information provided in such notice does not satisfy the informational requirements of the Bylaws or is otherwise not in accordance with law, the stockholder will be notified promptly of such deficiency and be given an opportunity to cure the deficiency within the time period prescribed in the Bylaws. Such notice of a stockholder proposal must be delivered not less than 60 days nor more than 120 days prior to the date of the annual meeting to be held in 2002, unless such notice relates to a special meeting or the annual meeting is called to be held before the date specified in the Bylaws, in which case the stockholder proposal must be delivered no later than the close of business on the tenth day following the date on which notice of the meeting is publicly announced. Any stockholder proposal that is not submitted in accordance with the foregoing procedures will not be considered to be properly brought before the 2002 annual meeting, and, if presented at the meeting, Motient will be able to use proxies given to it for such meeting to vote for or against any such proposal at Motient’s sole discretion.

Rare Medium

      Rare Medium will hold an annual meeting of its stockholders in the year 2001 only if the merger has not already been completed. If an annual meeting is held, a proposal by a stockholder intended to be considered at the 2001 Rare Medium annual meeting of stockholders must be received by Rare Medium no later than the date that will be indicated in the proxy statement relating to the annual meeting. If an annual meeting is held, a proposal by a stockholder intended to be included in the proxy statement and form of proxy relating to the 2001 Rare Medium annual meeting of stockholders must be received by Rare Medium a reasonable period of time prior to the preparation and mailing of the proxy materials relating to the annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

      Motient has filed a registration statement with the SEC of which this joint proxy statement/ prospectus forms a part. The registration statement registers the distribution to Rare Medium stockholders of the shares of Motient Series A preferred stock to be issued in connection with the merger as well as the shares of Motient common stock into which shares of Motient Series A preferred stock are convertible. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Motient Series A preferred stock and Motient common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement/prospectus.

      In addition, Motient and Rare Medium file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York Regional Office 7 World Trade Center Suite 1300 New York, New York 10048	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

      You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Motient and Rare Medium, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      This document is a prospectus of Motient and is a joint proxy statement of Motient and Rare Medium for the Motient and Rare Medium special meetings. Motient has supplied all information contained in, or considered a part of, this joint proxy statement/prospectus relating to Motient, and Rare Medium has supplied all information relating to Rare Medium.

      Neither Motient nor Rare Medium has authorized anyone to give any information or make any representation about the merger or Motient or Rare Medium that is different from, or in addition to, that contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MOTIENT CORPORATION:

Interim Financial Statements	Page

Consolidated Statements of Operations (Unaudited)

Three and Six Months Ended June 30, 2001 and 2000	F-3
Consolidated Balance Sheets

June 30, 2001 (Unaudited) and December 31, 2000	F-4
Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2001 and 2000	F-5
Notes to Consolidated Condensed Financial Statements (Unaudited)

June 30, 2001	F-6

Annual Financial Statements

Report of Arthur Andersen LLP Independent Public Accountants to Motient Corporation	F-27

Report of KPMG LLP, Independent Auditors to XM Satellite Radio Holdings Inc	F-28
Consolidated Statements of Operations

Years Ended December 31, 2000, 1999 and 1998	F-29
Consolidated Balance Sheets

December 31, 2000 and 1999	F-30
Consolidated Statements of Stockholders’ Equity (Deficit)

Period From December 31, 1997 through December 31, 2000	F-31
Consolidated Statements of Cash Flows

Years Ended December 31, 2000, 1999 and 1998	F-33
Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998	F-34

CONSOLIDATED FINANCIAL STATEMENTS OF XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY (included herein pursuant to Rule 3-09 of Regulation S-X):

Independent Auditors’ Report	F-75
Consolidated Balance Sheets

December 31, 1998 and 1997	F-76
Consolidated Statements of Operations

Years Ended December 31, 1998 and 1997, and for the Period from December 15, 1992 (date of inception) to December 31, 1998	F-77
Consolidated Statements of Stockholders’ Equity (Deficit)

Years Ended December 31, 1998 and 1997, and for the Period from December 15, 1992 (date of inception) to December 31, 1998	F-78
Consolidated Statements of Cash Flows

Years Ended December 31, 1998 and 1997, and for the Period from December 15, 1992 (date of inception) to December 31, 1998	F-79

Notes to Consolidated Financial Statements	F-80

CONSOLIDATED FINANCIAL STATEMENTS OF RARE MEDIUM GROUP, INC.:

Interim Financial Statements	Page

Consolidated Balance Sheets

December 31, 2000 and June 30, 2001 (Unaudited)	F-91
Unaudited Consolidated Statements of Operations

Three and Six Months Ended June 30, 2000 and 2001	F-92
Unaudited Consolidated Statements of Cash Flows

Six Months Ended June 30, 2000 and 2001	F-93

Notes to Unaudited Consolidated Financial Statements	F-94

Annual Financial Statements

Independent Auditors’ Report	F-99
Consolidated Balance Sheets

December 31, 1999 and 2000	F-100
Consolidated Statements of Operations

Years Ended December 31, 1998, 1999 and 2000	F-101
Consolidated Statements of Cash Flows

Years Ended December 31, 1998, 1999 and 2000	F-102
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Years Ended December 31, 1998, 1999 and 2000	F-103

Notes to Consolidated Financial Statements	F-104

MOTIENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months
	June 30,		Ended June 30,

	2001	2000	2001	2000

REVENUES

Services and related revenue	$19,515	$18,221	$37,522	$35,373

Sales of equipment	4,142	7,468	9,542	12,486

Total Revenues	23,657	25,689	47,064	47,859
COSTS AND EXPENSES

Cost of service and operations	19,600	18,774	37,764	36,792

Cost of equipment sold	10,636	7,949	16,570	13,205

Sales and advertising	4,943	7,620	14,592	13,846

General and administrative	4,867	18,664	11,194	40,577

Depreciation and amortization	8,835	9,195	17,385	18,288

Operating Loss	(25,224)	(36,513)	(50,441)	(74,849)

Interest and other income, net	271	9,951	413	15,153

Interest expense	(14,824)	(16,029)	(30,250)	(31,010)

Loss on Rare Medium Note call option	(13,800)	—	(13,800)	—

Gain on note payable to related party	—	—	—	36,779

Minority interest	—	3,341	—	10,683

Equity in loss of XM Radio	(10,855)	––	(23,327)	––

Loss Before Extraordinary Item, XM Radio Preferred Stock Dividend and Beneficial Conversion	(64,432)	(39,250)	(117,405)	(43,244)

Extraordinary Loss on Extinguishment of Debt	(892)	(417)	(1,925)	(417)

Net Loss	(65,324)	(39,667)	(119,330)	(43,661)

XM Radio Preferred Stock Dividend and Beneficial Conversion	—	(745)	—	(1,251)

Net Loss Attributable to Common Shareholders	$(65,324)	$(40,412)	$(119,330)	$(44,912)

Basic and Diluted Loss Per Share of Common Stock:

Loss Before Extraordinary Item	$(1.29)	$(0.81)	$(2.36)	$(0.90)

Extraordinary Loss on Extinguishment of Debt	(0.02)	(0.01)	(0.04)	(0.01)

Net Loss Attributable to Common Shareholders	$(1.31)	$(0.82)	$(2.40)	$(0.91)

Weighted-Average Common Shares Outstanding	49,792	49,502	49,741	49,298

The accompanying notes are an integral part of these consolidated financial statements.

MOTIENT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

	June 30, 2001	December 31, 2000

	(Unaudited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents (including $0 and $224,903 related to XM Radio)	$5,317	$227,423

Accounts receivable-trade, net of allowance for doubtful accounts	16,290	14,421

Inventory	18,130	16,990

Restricted short-term investments (including $0 and $95,277 related to XM Radio)	—	115,986

Due from Mobile Satellite Ventures	483	502

Deferred equipment costs	19,604	16,173

Other current assets	14,718	31,095

Total current assets	74,542	422,590

PROPERTY AND EQUIPMENT, net	106,610	175,706

XM RADIO SYSTEM UNDER CONSTRUCTION	—	800,482

GOODWILL AND OTHER INTANGIBLES, net	51,715	62,468

EQUITY INVESTMENT in XM RADIO	218,832	—

RESTRICTED INVESTMENTS (including $0 and $65,889 related to XM Radio)	11,454	77,106

DEFERRED CHARGES AND OTHER ASSETS, net of accumulated amortization	22,529	33,362

Total assets	$485,682	$1,571,714

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$43,721	$105,749

Obligations under capital leases due within one year	3,651	4,590

Rare Medium Note Payable, net of discount	25,125	—

Rare Medium Note call option	15,077	—

Current portion of Vendor Financing	4,111	4,246

Current portion of deferred trade payables	—	2,212

Deferred equipment revenue	19,630	16,173

Deferred revenue and other current liabilities	15,006	18,117

Total current liabilities	126,321	151,087

LONG-TERM LIABILITIES:

Obligations under Senior Notes, net of discount	328,923	328,474

Senior Secured Notes of XM Radio, net of discount	—	261,298

Obligations under Bank Financing	102,625	111,250

Capital lease obligations	7,060	9,230

Vendor Financing commitment	2,250	4,246

Other long-term liabilities	32,752	44,932

Total long-term liabilities	473,610	759,430

Total liabilities	599,931	910,517

MINORITY INTEREST	—	648,313

STOCKHOLDERS’ (DEFICIT) EQUITY:

Preferred Stock; par value $0.01; authorized 200,000 shares;	—	—

Common Stock; voting, par value $0.01; authorized 150,000,000 shares	498	495

Additional paid-in capital	971,532	982,621

Deferred compensation	(84)	(134)

Common Stock Purchase Warrants	81,773	80,292

Unamortized Guarantee Warrants	(9,752)	(11,504)

Cumulative loss	(1,158,216)	(1,038,886)

STOCKHOLDERS’ (DEFICIT) EQUITY	(114,249)	12,884

Total liabilities, minority interest, and stockholders’ (deficit) equity	$485,682	$1,571,714

The accompanying notes are an integral part of these consolidated financial statements.

MOTIENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)
(Unaudited)

	Six Months Ended
	June 30,

	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(119,330)	$(43,661)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of Guarantee Warrants and debt related costs	5,921	5,741

Depreciation and amortization	17,385	18,288

Equity in loss of XM Radio	23,327	—

Loss on Rare Medium Note call option	13,800	—

Gain on note payable to related party	—	(36,779)

Loss on sale of XM Radio shares	407	—

Extraordinary loss on extinguishment of debt	1,925	417

Non-cash stock compensation	325	2,258

Minority Interest	—	(10,683)

Changes in assets and liabilities, net of acquisitions and dispositions:

Inventory	(1,141)	(3,376)

Accounts receivable — trade	(1,868)	(4,169)

Other current assets	4,664	(19,330)

Accounts payable and accrued expenses	4,310	1,925

Accrued interest Senior Note	—	15

Deferred trade payables	(1,448)	(3,330)

Deferred revenue and other deferred items — net	(3,873)	16,989

Net cash used in operating activities	(55,596)	(75,695)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of restricted investments	(32)	(4,172)

Payment of Senior Note interest from escrow	20,503	20,503

Proceeds from the sale of XM Radio stock	33,539	—

Purchase/maturity of restricted investments by XM Radio, net	—	(125,863)

Purchase/maturity of short term investments by XM Radio, net	—	69,471

System under construction	—	(191,319)

Other XM Radio investing activities	—	(54,250)

Asset Sale Agreement to Mobile Satellite Ventures	—	10,836

Additions to property and equipment	(6,202)	(28,458)

Net cash provided by (used in) investing activities	47,808	(303,252)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of equity securities	259	5,308

Proceeds from Rare Medium Note	25,000	—

Proceeds from issuance of conversion option to the investors of Mobile Satellite Ventures	—	18,564

Proceeds from issuance of equity securities-XM Radio	—	229,225

Proceeds from Senior Secured Notes and Stock Purchase Warrants issued by XM Radio	—	322,898

Principal payments under capital leases	(3,350)	(2,933)

Principal payments under Vendor Financing	(2,132)	(1,233)

Repayment of Bank Financing	(14,625)	(20,000)

Proceeds from Bank Financing	6,000	56,000

Debt issuance costs	(567)	(8,376)

Net cash provided by financing activities	10,585	599,453

Net increase in cash and cash equivalents	2,797	220,506

CASH AND CASH EQUIVALENTS, beginning of period	2,520	51,474

CASH AND CASH EQUIVALENTS, end of period	$5,317	$271,980

The accompanying notes are an integral part of these consolidated financial statements.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements

June 30, 2001
(Unaudited)

1.  Organization and Business

      Motient Corporation (with its subsidiaries, “Motient” or the “Company”) is a leading provider of two-way mobile communications services principally to business-to-business customers and enterprises. Motient serves a variety of markets including mobile professionals, telemetry, transportation, field service, and nationwide voice dispatch. Motient provides its eLinksm brand two-way wireless email services to customers accessing email through corporate servers, Internet Service Providers (“ISP”), Mail Service Provider (“MSP”) accounts, and paging network suppliers. Motient also offers its BlackBerryTM by Motient wireless email solution, developed by Research In Motion (“RIM”) and licensed to operate on Motient’s network. BlackBerryTM by Motient is designed for large corporate accounts operating in a Microsoft Exchange environment and contains advanced encryption features. Together, the Company considers these two-way mobile communications services to be its Core Wireless Business.

      Motient is devoting its efforts to expanding its Core Wireless Business. This effort involves substantial risk. Future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. Depending on their extent and timing, these factors, individually or in the aggregate, could have an adverse effect on the Company’s financial condition and future results of operations.

XM Radio

      As of December 31, 2000, Motient had an equity interest of approximately 33.1% (or 21.3% on a fully diluted basis) in XM Satellite Radio Holdings Inc. (“XM Radio”), a public company; however, as of December 31, 2000 the Company controlled XM Radio through Board of Director membership and common stock voting rights. As a result, all of XM Radio’s results for 2000 have been included in the Company’s consolidated financial statements.

      In January 2001, pursuant to Federal Communications Commission (“FCC”) approval authorizing Motient to relinquish control of XM Radio, the number of directors appointed by the Company to XM Radio’s Board of Directors was reduced to less than 50% of XM Radio directors, and the Company converted a portion of its super-voting Class B Common Stock of XM Radio to Class A Common Stock. As a result, the Company ceased to control XM Radio, and, effective January 1, 2001, accounts for its investment in XM Radio pursuant to the equity method. The carrying value of the Company’s investment in XM Radio pursuant to the equity method of accounting was $218.8 million (or $14.83 per share) as of June 30, 2001. As of August 10, 2001, the market price of XM Radio common stock was $13.58 per share, $1.25 per share less than the Company’s carrying value. Pursuant to the equity method of accounting, the Company has assessed whether an other than temporary decline in value of the Company’s investment in XM Radio has occurred and whether a loss should be recognized. Considering market and other appropriate factors, the Company does not believe that an other than temporary decline in the value of its investment in XM Radio has occurred; however, these factors could change and cause the Company to recognize a loss in the future.

Sale of Transportation Business

      In November 2000, Motient sold assets relating to its retail transportation business to Aether Systems, Inc.(“Aether”). The purchase price for these assets was $45 million, plus the then-current book value of the inventory for the business. All of this amount was paid at closing, except for $10 million which was deposited in an escrow account and will be released to Motient upon satisfaction of certain criteria with respect to MobileMAX2TM, and $3.7 million which will be paid to Motient upon collection of certain accounts receivable sold to Aether. In addition, the Company has the opportunity to receive up to an additional $22.5 million as an “earn-out” payment, subject to the satisfaction of certain operating results for the business

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

1.  Organization and Business — (Continued)

during 2001. The contingent escrowed and earn-out payments have not been recorded by the Company as of June 30, 2001. These amounts will be recorded as additional sales proceeds when and if received.

Satellite Ventures

      In June 2000 the Company formed a new joint venture subsidiary, Mobile Satellite Ventures LLC (“Satellite Ventures”), in which it owns 80% of the membership interests. The remaining 20% interest in Satellite Ventures is owned by certain investors (the “June Investment Agreement”).

      In January 2001, Motient entered into an agreement, subject to certain conditions, to amend in several respects the terms of the June 2000 transaction involving Satellite Ventures. First, the Investors agreed, subject to certain conditions including approvals by the FCC, to invest an additional $50 million to become (in the aggregate) the owners of 40% of the outstanding interests of Satellite Ventures. The Investors will also have an option, exercisable through June 29, 2002, for an additional $40 million, to increase their ownership in Satellite Ventures to 50.66% (with each individual Investor’s stake being less than 20%). Second, upon closing of the transaction, TMI Communications & Company Limited Partnership (“TMI”), the Canadian satellite services provider, will contribute its satellite communications business assets to Satellite Ventures. TMI will become the owner of approximately 27% of the outstanding equity of Satellite Ventures and will also receive a cash payment of $7.5 million, as well as a $11.5 million 5-year note.

      Upon closing of these transactions, which is not scheduled to occur until FCC approval is received, Motient will sell its remaining satellite business to Satellite Ventures, in exchange for a cash payment of $45 million and a 5-year, $15 million note. Upon closing, the Company will own approximately 33% of the outstanding interests and be the largest single shareholder of Satellite Ventures. A portion of Satellite Ventures’ cash payment to TMI at closing will be funded by the Company’s loan of $2.5 million, in exchange for a note back in the same amount.

      The Investors have certain rights to elect to convert up to $55 million of their interests in Satellite Ventures into shares of Motient’s common stock at a conversion price which will be set at the time of exercise, between $12 and $20 per share.

Rare Medium Group, Inc. Merger

      On May 14, 2001, the Company signed a definitive merger agreement with Rare Medium through which the Company will acquire 100% of the ownership of Rare Medium, using a combination of newly issued convertible preferred stock of the Company, and 9 million shares of XM Radio Class A common stock held by the Company.

      The combined company will provide wireless email, internet and corporate intranet services, as well as software consulting, web based development, wireless software, and network integration services. The merged companies will operate as Motient Corporation and will be headquartered in Reston, Virginia.

      As of June 30, 2001, Rare Medium had approximately $98 million in cash, before funding the second tranche of the Rare Medium bridge loan to Motient. Any cash that remains at Rare Medium at the time of closing would be used as follows: (i) to repay and permanently reduce the Term Facility and Revolver by $28.25 million, (ii) approximately $13 to $16 million to affiliates of Apollo Management L.P. (Rare Medium’s preferred shareholder) as additional merger consideration, and (iii) to fund the combined business, including a $20.5 million interest payment due in October 2001 on the Company’s senior notes. Further, the Guarantors have required as a condition to the transaction that the Company sell one million XM Radio shares to be used as a 100% reduction in the Bank Facility by September 30, 2001. Hughes has the right to defer the sale of these shares beyond September 30th.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

1.  Organization and Business — (Continued)

      The consummation of the merger is subject to receipt of all necessary regulatory approvals and consents, including Rare and Motient shareholder approvals. Additionally, there are a number of lawsuits filed by holders of Rare Medium common stock seeking to enjoin the merger and unspecified monetary damages. The outcome of these lawsuits may not be determined prior to the closing of the merger.

2.  Significant Accounting Policies

Basis of Presentation

      The unaudited consolidated condensed financial statements included herein have been prepared pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. While the Company believes that the disclosures made are adequate to not make the information misleading, these consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s filings and the filings of XM Radio with the SEC.

      The consolidated balance sheet as of June 30, 2001, the consolidated statements of operations for the three and six months ended June 30, 2001 and 2000, and cash flows for the six months ended June 30, 2001 and 2000, have been prepared by the Company and are unaudited. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2001, and for all periods presented have been made.

      Certain amounts in prior periods have been reclassified to conform to current period presentation.

Consolidation

      The consolidated financial statements include the accounts of Motient and its wholly owned subsidiaries. All significant inter-company transactions and accounts have been eliminated.

      As noted above, effective January 1, 2001, the Company’s investment in XM Radio is recorded pursuant to the equity method. For the first six months of 2001, XM Radio recorded no revenue, incurred $84.2 million of operating expenses and had a net loss attributable to common stockholders of $87.0 million.

      Additionally, although the Company has an 80% interest in Satellite Ventures, the minority investors have certain participative rights which provide for their participation in certain business decisions that may be made in the normal course of business; therefore, in accordance with Emerging Issues Task Force Issue No 96-16, the Company’s investment in Satellite Ventures is recorded pursuant to the equity method.

Comprehensive Income

      SFAS No. 130, “Reporting of Comprehensive Income” requires “comprehensive income” and the components of “other comprehensive income” to be reported in the financial statements and/or notes thereto. Since the Company does not have any components of “other comprehensive income,” reported net income is the same as “comprehensive income” for the six months ended June 30, 2001 and 2000.

Segment Disclosures

      In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” as of January 1, 2001, the Company has one operating segment: its Core Wireless Business. During 2000, as a result of the Company’s consolidation of the results of XM Radio, the Company reported an additional segment for XM Radio’s satellite-based digital audio radio service. The Company provides its Core

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

2.  Significant Accounting Policies — (Continued)

Wireless Business to the continental United States, Alaska, Hawaii, Puerto Rico, the U.S. Virgin Islands, and certain U.S. coastal waters. The following summarizes the Company’s Core Wireless Business revenue by major market segments:

	Three Months		Six Months
	Ended June 30,		Ended June 30,

Summary of Revenue	2001	2000	2001	2000

	(in millions)

Wireless internet	$2.4	$0.5	$4.4	$0.8

Field services	5.1	6.7	11.0	13.7

Transportation	4.1	5.8	8.2	10.7

Telemetry	0.7	1.1	1.4	2.2

Maritime and other	7.3	4.1	12.6	8.0

Equipment	4.1	7.5	9.5	12.5

Total	$23.7	$25.7	$47.1	$47.9

Loss Per Share

      Basic and diluted loss per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Options and warrants to purchase shares of common stock were not included in the computation of loss per share as the effect would be antidilutive. As a result, the basic and diluted earnings per share amounts are identical. Net loss attributable to common shareholders for the quarter and six months ended June 30, 2001 and 2000 includes the deduction from net loss of the Company’s share of XM Radio’s 8.25% Series B convertible redeemable preferred stock dividend. The dividend was paid on August 1, 2001.

Derivatives

      In September 1998, the Financial Accounting Standards Board (“FASB”) issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS No. 133”) which requires the recognition of all derivatives as either assets or liabilities measured at fair value, with changes in value reflected as current period income (loss). The effective date of SFAS No. 133, as amended by SFAS 138, is for fiscal years beginning after September 15, 2000.

      On April 3, 2001, the Company sold a note to Rare Medium for $25 million. The note is collateralized by up to 3 million of the Company’s XM Radio shares, and Rare Medium has the option to exchange the note for a number of XM Radio shares equivalent to the principal of the note plus any accrued interest thereon (see Note 4). The Company has determined the embedded call option in the note, which permits Rare Medium to convert the borrowing into shares of XM Radio, to be a derivative which must be accounted for in accordance with SFAS No.133 and accordingly has recorded a loss in the amount of $13.8 million in the second quarter of 2001 related to the Rare Medium Note call option. The call option embedded in the second tranche of the Rare Medium bridge loan issued in July 2001 will also be accounted for as a derivative and valuations made as appropriate.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

2.  Significant Accounting Policies — (Continued)

New Accounting Pronouncements

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by the Company on January 1, 2002 and to goodwill and intangible assets acquired in the Rare Medium merger, if consummated, in the period the merger is consummated. The Company is in the process of evaluating the financial statement impact of adoption of SFAS No. 141 and No. 142.

Concentrations of Credit Risk

      For the six months ended June 30, 2001, seven customers accounted for approximately 35% of the Company’s service revenue, with one customer accounting for more than 10%.

Other

      For the first six months of 2001, the Company paid approximately $762,000 to related parties for service-related obligations, and received payments for operating services in the amount of $564,000. Net due from related parties as of June 30, 2001, was approximately $461,000. Additionally, in the first six months of 2001, the Company recorded revenue from related parties in the amount of $3.6 million related to the Satellite Ventures’ satellite capacity agreement. There were no payments from related parties in the six-month period ended June 30, 2001. The Company paid approximately $6.7 million in the six-month periods ended June 30, 2000, to related parties for capital assets, service-related obligations, and payments under pre-existing financing agreements. There were no payments from related parties in the six-month period ended June 30, 2000. The significant decrease in related party transactions is because Motorola, a provider of services and equipment to the terrestrial business, in no longer deemed to be a related party.

      During the 3 months ended June 30, 2001, the Company recorded inventory write-downs totaling $4.5 million to cost of equipment sold to reduce inventory amounts to their net realizable value.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

3.  Stockholders’ (Deficit) Equity

      Significant activity in stockholders’ equity from December 31, 2000 to June 30, 2001 consists of the following:

		Additional		Common Stock	Unamortized
	Common	Paid-in	Deferred	Purchase	Guarantee
	Stock	Capital	Compensation	Warrants	Warrants

Balance, December 31, 2000	$495	$982,621	($134)	$80,292	($11,504)

Warrant exercises	—	845	—	(845)	—

Repricing and issuance of Guarantee warrants associated with the waiver of certain repayment requirements				2,326	(2,326)

Reduction in deferred compensation on restricted stock	—	575	(575)	—	—

Non-cash compensation associated with the vesting of restricted stock and certain other stock options	—	(300)	625	—	—

Amortization of Guarantee warrants	—	—	—	—	2,671

Reduction of Guarantee warrants related to extinguishment of debt	—	—	—	—	1,407

Loss in connection with XM Radio equity transactions	—	(13,079)	—	—	—

Issuance of shares under 401(k) Savings Plan, Stock Purchase Plan, and award of bonus stock	3	870	—	—	—

Ending Balance June 30, 2001	$498	$971,532	($84)	$81,773	($9,752)

      On March 6, 2001, XM Radio completed a follow-on offering of 7.5 million Class A common stock, which yielded net proceeds of $72.0 million. As a result of this offering, the Company recorded a $13.7 million loss in accordance with Staff Accounting Bulletin No. 51 (“SAB 51”), which addresses the accounting for sales of stock by a subsidiary. During the second quarter of 2001, XM Radio issued common shares as dividend payments on their preferred stock. As a result, the Company recorded a $643,000 gain in accordance with SAB 51. These transactions have been recorded in the financial statements as a component of Additional Paid-In Capital.

4.  Liquidity and Financing

      Adequate liquidity and capital are critical to Motient’s ability to continue as a going concern and to fund subscriber acquisition programs necessary to achieve positive cash flow and profitable operations. The Company expects to continue to incur operating losses and negative cash flows for at least several more quarters, and does not expect to achieve EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) break even until at least the second or third quarter of 2002. The Company expects to continue to make significant capital outlays to fund interest expense, new product rollouts, capital expenditures, and working capital before it begins to generate cash in excess of its operating expenses. The Company also expects to require significant additional funds even after it begins to generate cash in excess of its operating expenses. While the Company has identified a number of potential sources of liquidity to fund its operations, there are risks associated with some of these sources of liquidity, as discussed below. In addition, the Company’s financial performance could deteriorate, and there is no assurance that the Company will be able

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

4.  Liquidity and Financing — (Continued)

to meet its financial projections. If the Company’s cash requirements are more than it currently expects, the Company will require additional financing in amounts which may be material.

      The Company has an accumulated deficit and has historically incurred losses from operations which are expected to continue for additional periods in the future. There can be no assurance that its operations will become profitable. Additionally, with the overall decline in the telecommunications sector of the capital markets, the Company has not been able to access the public markets as anticipated. These factors, along with the Company’s negative operating cash flows have placed significant pressures on the Company’s financial condition and liquidity position.

      In order to work towards adequately funding its projected shortfall, the Company has executed the following transactions and initiatives in 2001:

•	In January and February 2001, the Company sold, in two separate transactions, 2 million shares of its XM Radio Class A Common Stock, at an average price of $16.77 per share, for total proceeds of $33.5 million. Approximately $8.5 million of the proceeds were used to repay and permanently reduce the Term Facility (as defined below). In exchange for the Guarantors (as defined below) agreeing to waive certain debt repayment obligations for the second sale of shares, the Company and the Guarantors have agreed that, if the Rare Medium transaction does not close, the first $16.5 million of proceeds received from the earlier of (i) the closing of the Satellite Ventures transaction and (ii) any other reduction event to occur in the year 2002 will be used to pay down the bank financing.

•	On April 3, 2001, Motient received $25 million from Rare Medium Group, Inc. (“Rare Medium”), and issued Rare Medium a note payable for such amount at 12.5% annual interest with a maturity date of September 30, 2001. The note is collateralized by up to 3 million of the Company’s XM Radio shares, and Rare Medium has the option to exchange the note for a number of XM Radio shares equivalent to the principal of the note plus any accrued interest thereon, divided by $10.41. Of the $25 million received by the Company, the Company used $6.125 million to repay and permanently reduce its Term Facility, and $18.375 million was used to fund general operations.

•	In April 2001 the Company undertook certain capital and expense reductions, principally in the areas of employee hiring, advertising and capital spending. The Company believes that these reductions may result in up to approximately $15 million of savings in 2001, while not reducing its ability to sell its products or lower its service levels.

•	On May 14, 2001, the Company signed a definitive merger agreement with Rare Medium. Upon closing of the transaction, the bridge loans with Rare Medium will be cancelled and any shares of XM Radio stock used to secure such loans will be released by Rare Medium and returned to the guarantor collateral pool.

•	On July 16, 2001, the Company issued the second $25 million note as contemplated under the Rare Medium bridge loan and merger agreements. Of the $25 million received by the Company, the Company used $6.125 million to repay and permanently reduce its Term Facility, and $18.375 million is available for funding general operations. This note is collateralized by 2 million of the Company’s XM Radio shares.

      As of July 31, 2001, the Company held approximately 14.7 million shares of XM Radio stock; however, approximately 13.7 million of such shares are pledged to and held by Rare Medium or the Company’s banks and guarantors to secure the Company’s obligations under its bank financings and the notes with Rare Medium. There is no guarantee that the banks and Guarantors would agree to release any portion of their share of this security to permit the Company to liquidate its XM Radio shares, or that such approval would be

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

4.  Liquidity and Financing — (Continued)

on terms favorable to the Company. Further, the Company’s ability to sell its shares of XM Radio stock in the public markets is generally limited to the quarterly volume restrictions under Rule 144 of the Securities Act.

      The Company is also a party to the following debt facilities:

Bank Financing

      The Company is a party to two bank facilities (the “Bank Financing”): (i) the Revolving Credit Facility, a $77.25 million unsecured five-year reducing revolving credit facility maturing September 30, 2003, and (ii) the Term Loan Facility, a $25.375 million (subsequently reduced to $19.25 million as a result of the second tranche of the Rare Medium loan, discussed above) five-year, term loan facility, due March 31, 2003, with up to three additional one-year extensions subject to the lenders’ approval. The Bank Financing is severally guaranteed by Hughes Electronics Corporation, Singapore Telecommunications Ltd. and Baron Capital Partners, L.P. (collectively, the “Guarantors”). As of July 31, 2001, the Company had outstanding borrowings of $19.25 million under the Term Loan Facility at 5.1%, and $77.25 million under the Revolving Credit Facility at 4.9% to 5.3%. As noted above, proceeds, if any, from the Aether $10 million escrow and the Aether earn-out will also be used to repay and permanently reduce the Revolving Credit Facility, and, if the Rare Medium merger is not consummated, approximately $30.75 million from the closing of the Satellite Ventures transaction, will be used to repay and permanently reduce the Revolving Credit Facility. If, at any time, either of, but not both, the Revolving Credit Facility or the Term Loan Facility are fully repaid, any excess required repayments will be used to repay and permanently reduce any remaining Bank Financing.

The Guarantees

      In connection with the Bank Financing, the Guarantors extended separate guarantees of the obligations of Motient Holdings Inc. and the Company to the banks, which on a several basis as of July 31, 2001, aggregate to $96.5 million. In April 2001, the Guarantors agreed to release certain of the shares of XM Radio stock securing the Company’s obligations to the banks and Guarantors to be used as collateral for the Rare Medium Loan. In exchange for this agreement, the exercise price of the Guarantee Warrants, issued as part of the original bank financing agreement, were repriced from $6.25 per share to $1.31 per share, and Singapore Telecom, which at that time held no Guarantee Warrants, was issued 300,000 new warrants. The total value of this repricing and issuance was approximately $2.3 million and was recorded in the second quarter of 2001 as an increase to the unamortized guarantee warrants.

$335 Million Unit Offering

      On March 30, 1998, Motient Holdings Inc. issued $335 million of Units (the “Units”) consisting of 12 1/4% Senior Notes due 2008 (the “Senior Notes”), and one warrant to purchase 3.75749 shares of Common Stock, subsequently adjusted to 3.83 shares of Common Stock, of the Company for each $1,000 principal amount of Senior Notes (the “Warrants”) at an exercise price of $12.51 per share, subsequently adjusted to $12.28 per share. The Warrants were valued at $8.5 million and are reflected in the balance sheet as a debt discount. In connection with the Senior Notes, Motient Holdings Inc. purchased approximately $112.3 million of restricted investments that were restricted for the payment of the first six interest payments on the Senior Notes. Interest payments are due semi-annually, in arrears, beginning October 1, 1998. The final payment from these restricted investments was made on April 2, 2001, and the Company will be required to make semi-annual payments in the amount of $20.5 million out of general operating funds beginning October 1, 2001.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

4.  Liquidity and Financing — (Continued)

Other Financing

      Motorola has entered into an agreement with the Company to provide up to $15 million of vendor financing, to finance up to 75% of the purchase price of additional network base stations. As of June 30, 2001, $6.4 million was outstanding under this facility at 10.8% and $2.2 million was available for borrowing. The Company had also arranged the financing of certain trade payables; however, as of June 30, 2001, all amounts had been repaid.

      The Company is also party to a $9.9 million capital lease for network equipment acquired in July 2000. The lease has a term of three years and an effective interest rate of 14.718%.

Summary of Liquidity and Financing Sources for Core Wireless Business

      The Company has serious short-term liquidity issues, which, in part, are addressed by the Rare Medium merger. The Company has funds currently to continue operations until early October 2001, and assuming the Rare Medium merger closes by then, as to which there can be no assurance the Company expects that the combined entity will have sufficient funds to permit the Company to make its October 2001 $20.5 million senior note interest payment. Thereafter, depending on the amount of free cash, if any, remaining in Rare Medium at the time the merger closes, the Company expects it will require approximately $80 million of additional cash to fund operating losses, based on the Company’s current projections for the results of operations of its business, as to which there can be no assurance, and capital expenditures and to make interest payments on indebtedness, before it begins to generate cash in excess of its operating expenses, which is anticipated to occur in the second or third quarter of 2002. Because the merger has not closed yet, Motient has not made projections regarding Rare Medium’s funding requirements and this estimate does not include any cash that might be required to fund Rare Medium’s operations if Rare Medium’s business is not generating cash in excess of its operating expenses, or that might be required in connection with certain contingent liabilities and litigation of Rare Medium. In recent periods, Rare Medium has not generated cash in excess of its operations. In addition, because various of the Company’s potential capital raising transactions require mandatory bank debt repayments, the Company will need to raise gross proceeds in excess of the estimated required amounts set forth above.

      Even after the Company begins to generate cash in excess of its operating expenses, it will need to obtain additional funds from other sources to meet its ongoing interest payment obligations, capital expenditures, and other non-operating cash expenses, which are expected to equal approximately $65 million to $75 million annually. This funding requirement will be reduced by any excess cash generated by its operations.

      The Company anticipates that all of the foregoing funding requirements can be met by a combination of various sources, including (1) cash on hand, (2) borrowings available under our vendor financing, (3) proceeds realized through the sale of inventory relating to eLink and BlackBerry,TM (4) sales of the Company’s 5.7 million XM Radio shares that are not being delivered to the preferred shareholders of Rare Medium in connection with the Rare Medium merger, (5) cash held by Rare Medium after the closing of the merger, (6) the $10 million of escrowed funds from the Aether transaction, which Motient has recently requested be released, (7) up to $22.5 million that may be received in 2002 under the earn out arrangement with Aether, (8) $60 million, of which $45 million is cash, to be paid by Satellite Ventures upon the closing of its transaction with TMI, which closing depends on the receipt of regulatory approval which is not expected until the first half of 2002 at the earliest, (9) proceeds that may be realized from the sale of portions of Rare Medium’s venture portfolio, and (10) additional debt and equity financings in 2002. There can be no assurance that the foregoing sources of liquidity will provide sufficient funds in the amounts or at the time that funding is required. In addition, in the near term if the Company’s ability to realize such liquidity from any such source is delayed or the proceeds from any such source are insufficient to meet its expenditure

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

4.  Liquidity and Financing — (Continued)

requirements as they arise, the Company will seek additional equity or debt financing, although it is unlikely under current conditions that such additional financing will be available to the Company on reasonable terms, if at all.

      If the Rare Medium merger is not consummated, while the Company will not have access to the cash held by Rare Medium or its venture portfolio, it will have significantly more XM Radio shares than it would have if the merger were consummated. If the merger is not consummated, the Company will continue to own 14.7 million XM Radio shares, but would expect to apply approximately 3.5 million to 4.5 million of such shares (based on current trading prices of XM Radio shares) to repayment of the $50 million Rare Medium loan. While the Company does not currently have sufficient cash to make the $20.5 million interest payment on its senior notes due in October 2001 and to meet its other expenses in the fourth quarter of 2001 if the Rare Medium merger is not consummated, the Company would seek to effect a transaction involving the disposition of a portion of its XM Radio shares to fund these obligations. There are significant risks associated with the XM Radio shares, including volatility in trading price, possible adverse price pressure due to the overhang associated with the Company’s perceived desire to sell shares to fund its business, and transaction risk associated with the Company’s ability to sell a large block of the shares at one time. Any transaction involving the XM shares would require the consent of the Company’s bank lenders and guarantors, and would likely be accompanied by a requirement that a substantial portion of the proceeds be used to repay the bank debt.

      The Company expects to continue to review its overall capital structure in light of market conditions, with a view toward exploring possible transactions that might have the effect of improving its capital structure and reducing its overall indebtedness and, consequently, its interest expense obligations. While the Company has no immediate plans to undertake any transaction, transactions it might explore include retiring or otherwise reducing its indebtedness, repurchasing or exchanging its indebtedness, or otherwise modifying its indebtedness in order to reduce the level of recurring interest expense. The Company has also examined and had preliminary discussions regarding, and expect to continue to explore, possible transactions to enhance the short and long-term value of its assets, including but not limited to, its shares of XM Radio and its investment in Satellite Ventures. The Company cannot provide any assurance that it would be able to effect any such transaction or that the completion of any such transaction would have the desired effect.

      If the results of the Company’s operations (or, in the event the Rare Medium merger closes, the results of Rare Medium’s operations) are less favorable than are currently anticipated, the Company’s cash requirements will be more than projected, and it will require additional financing in amounts which may be material. The type, timing and terms of financing that the Company selects will be dependent upon its cash needs, the availability of financing sources and the prevailing conditions in the financial markets. The Company cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

      The successful implementation of the Company’s business plan requires substantial funds to finance the maintenance and growth of its operations, network and subscriber base and to expand into new markets. The Company has an accumulated deficit and has historically incurred losses from operations which are expected to continue for additional periods in the future. There can be no assurance that its operations will become profitable. Additionally, with the overall decline in the telecommunications sector of the capital markets, the Company has not been able to access the public markets as anticipated. These factors, along with its negative operating cash flows, have placed significant pressures on the Company’s financial condition and liquidity position.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

5.  Commitments and Contingencies

      At June 30, 2001, the Company had remaining contractual commitments to purchase eLink and other subscriber equipment inventory in the amount of $2.6 million during 2001. Additionally, the Company has entered into product development agreements for the purchase of engineering services and for licenses to be used in future applications of its eLink product. Should the engineering effort prove successful, the Company has committed to purchase additional subscriber inventory. These commitments, including the inventory commitment, total approximately $3.0 million and will be paid during 2001. Should the Company decide to cancel these agreements, it would incur cancellation penalties of any remaining unpaid license and non-recurring engineering fees, the cost of any non-refundable components purchased on behalf of Motient, plus fifty-percent of any remaining inventory commitment. As of June 30, 2001, this cancellation penalty would have been approximately $1.8 million.

      The aggregate fixed and determinable portion of all commitments for inventory purchases and other fixed contracts, related to the core wireless business, is $8.3 million, $7.3 million of which is due in 2001.

6.  Legal and Regulatory Matters

Legal Matters

      The Company is aware of sixteen class action lawsuits filed by holders of Rare Medium common stock in the Court of Chancery of the State of Delaware challenging the merger. On June 22, 2001, these lawsuits were consolidated by the Delaware Court into a single purported class action, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879 NC. On August 7, 2001, the Delaware class action plaintiffs filed a Consolidated Amended Class Action Complaint. The Company is also aware of a class action lawsuit filed by holders of Rare Medium common stock in the New York Supreme Court, Brickell Partners v. Rare Medium Group, Inc., et al., N.Y.S. Index No. 01602694.

      Both lawsuits name Rare Medium, members of Rare Medium’s board of directors, the holders of Rare Medium preferred stock and certain of their affiliated entities, and Motient as defendants. The complaints allege that the defendants breached duties allegedly owed to the holders of Rare Medium common stock in connection with the merger agreement. Specifically, the complaints allege, among other things, that: (1) the holders of Rare Medium preferred stock engaged in self-dealing in the proposed merger; (2) the Rare Medium board of directors allegedly breached its fiduciary duties by agreeing to distribute the merger consideration differently among holders of Rare Medium’s common and preferred shares; and (3) Motient and Rare Medium failed to adequately disclose all material information in their Joint Proxy Statement. The complaints in both lawsuits also allege that the Company and the holders of Rare Medium preferred stock aided and abetted the supposed breaches of fiduciary duties.

      The lawsuits seek to stop the merger and/or to obtain an award of monetary damages. Specifically, the plaintiffs seek, among other things: (1) a declaration that the complaints are properly maintainable as a class action; (2) injunctive or rescissory relief; (3) unspecified monetary damages; (4) attorneys’ fees, costs, and expenses; (5) other and further relief the Court deems proper.

      The Company plans to contest these lawsuits vigorously, and has filed a motion to dismiss the Delaware lawsuit. Rare Medium and members of Rare Medium’s board of directors have also filed a motion to dismiss the Delaware lawsuit. Both of these motions were filed before the Consolidated Amended Class Action Complaint was served, and the Company plans to file an amended motion to dismiss the Consolidated Amended Class Action Complaint.

      Motient has not yet been served with process in the New York lawsuit. Rare Medium and the holders of Rare Medium preferred stock have been served with process and have filed motions to dismiss or stay the New

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

6.  Legal and Regulatory Matters — (Continued)

York lawsuit. The return date for these motions to be heard by the New York court is currently September 10, 2001.

      The Company may incur significant legal and other costs regardless of the outcome of these lawsuits. Should one or both of these lawsuits be successful, however, they could prevent the proposed merger from going forward, thereby denying the Company the benefits of the proposed merger. If the merger is consummated, the Court may still determine that the plaintiffs are entitled to damages, fees, or other relief. In that event, the Company may be found liable for some or all of any damages or attorneys’ fees awarded to plaintiffs.

Regulatory Matters

      Like other mobile service providers in the telecommunications industry, the Company is subject to substantial domestic, foreign and international regulation including the need for regulatory approvals to operate and expand the satellite network and operate and modify subscriber equipment.

      The ownership and operation of the mobile satellite services system and ground-based two-way wireless data system are subject to the rules and regulations of the FCC, which acts under authority granted by the Communications Act and related federal laws. Among other things, the FCC allocates portions of the radio frequency spectrum to certain services and grants licenses to and regulates individual entities using the spectrum. Motient operates pursuant to various licenses granted by the FCC.

      In the first quarter of 2001, the Company applied to assign its existing FCC licenses, authorizations and pending applications relating to its satellite operations to a new company, Mobile Satellite Ventures Subsidiary LLC (“MSV Sub”), that will be a wholly owned subsidiary of Satellite Ventures. In this application, the Company also sought FCC authority to launch and operate a next-generation mobile satellite system, which will include the deployment of satellites and terrestrial base stations operating in the same frequencies as an integrated network. This application has been opposed by a number of parties, some of which argue that (i) the combination of our satellite business with that of TMI will decrease competition; (ii) our proposed use of terrestrial base stations will cause unacceptable interference to other L-band satellites; and (iii) the FCC should reallocate spectrum in the L-band to terrestrial use. There is no assurance that the FCC will grant our application.

7.  Subsequent Events

      As described above (see Note 4), on July 16, 2001, the Company drew the second $25 million tranche under the Rare Medium bridge loan. The $50 million bridge loan is secured by 5 million of the Company’s shares of XM Radio common stock.

      On July 26, 2001, the Company’s board of directors approved a reverse stock split. The consummation of this reverse split is contingent upon shareholder approval. If approved by shareholders, it is expected to be effective in late September or early October 2001.

8.  Financial Statements of Subsidiaries

      In connection with the Company’s acquisition of Motient Communications Inc. on March 31, 1998 (the “Motient Communications Acquisition”), and related financing discussed above, the Company formed a new wholly-owned subsidiary, Motient Holdings Inc. (“Motient Holdings”). The Company contributed all of its inter-company notes receivables and transferred its rights, title and interests in Motient Services Inc. and certain other subsidiaries that were subsequently dissolved (together with Motient Communications, the “Subsidiary Guarantors”) to Motient Holdings, and Motient Holdings was the acquirer of Motient Communi-

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

8.  Financial Statements of Subsidiaries — (Continued)

cations and the issuer of the Senior Notes. Motient Corporation (“Motient Parent”) is a guarantor of the Senior Notes. The Senior Notes contain covenants that, among other things, limit the ability of Motient Holdings and its Subsidiaries to incur additional indebtedness, pay dividends or make other distributions, repurchase any capital stock or subordinated indebtedness, make certain investments, create certain liens, enter into certain transactions with affiliates, sell assets, enter into certain mergers and consolidations, and enter into sale and leaseback transactions.

      The Senior Notes are jointly and severally guaranteed on full and unconditional basis by the Subsidiary Guarantors and Motient Parent. The following unaudited condensed consolidating information for these entities presents:

•	Condensed consolidating balance sheets as of June 30, 2001 and December 31, 2000, the condensed consolidating statements of operations for the three and six months ended June 30, 2001 and 2000, and the condensed consolidating statement of cash flows for the three and six months ended June 30, 2001 and 2000.

•	Elimination entries necessary to combine the entities comprising Motient.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

8. Financial Statements of Subsidiaries — (Continued)

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

Condensed Consolidating Balance Sheet

As of June 30, 2001
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$5,317	$—	$—	$5,317

Accounts receivable — net	16,290	—	—	16,290

Inventory	18,130	—	—	18,130

Deferred equipment costs	19,604	—	—	19,604

Other current assets	13,489	—	—	13,489

Total current assets	72,830	—	—	72,830

PROPERTY AND EQUIPMENT — NET	116,400	—	(9,790)	106,610

GOODWILL AND INTANGIBLES — NET	51,715	—	—	51,715

EQUITY INVESTMENT in XM RADIO	—	—	—	—

DEFERRED CHARGES AND OTHER ASSETS — NET	11,942	16,900	—	28,842

RESTRICTED INVESTMENTS	—	596	—	596

Total assets	$252,887	$17,496	$(9,790)	$260,593

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$31,917	$10,915	$—	$42,832

Obligations under capital leases due within one year	3,651	—	—	3,651

Current portion long-term debt	4,111	—	—	4,111

Rare Medium Note all option	—	—	—	—

Deferred equipment revenue	19,630	—	—	19,630

Other current liabilities	15,006	—	—	15,006

Total current liabilities	74,315	10,915	—	85,230

DUE TO PARENT/ AFFILIATE	862,485	(126,720)	(735,765)	—
LONG-TERM LIABILITIES

Note payable to /from Issuer/ Parent	—	14,000	—	14,000

Obligations under Bank Financing	—	77,250	—	77,250

Senior Notes, net of discount	—	328,923	—	328,923

Other long-term debt	2,250	—	—	2,250

Capital lease obligations	7,060	—	—	7,060

Other long-term	32,752	—	—	32,752

Total long-term liabilities	42,062	420,173	—	462,235

Total liabilities	978,862	304,368	(735,765)	547,465

STOCKHOLDERS’ (DEFICIT) EQUITY	(725,975)	(286,872)	725,975	(286,872)

Total Liabilities and Stockholders’ (Deficit) Equity	$252,887	$17,496	$(9,790)	$260,593

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Consolidated
	Motient		Motient
	Parent	Eliminations	Parent

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$—	$—	$5,317

Accounts receivable — net	—	—	16,290

Inventory	—	—	18,130

Deferred equipment costs	—	—	19,604

Other current assets	1,712	—	15,201

Total current assets	1712	—	74,542

PROPERTY AND EQUIPMENT — NET	—	—	106,610

GOODWILL AND INTANGIBLES — NET	—	—	51,715

EQUITY INVESTMENT in XM RADIO	218,832	—	218,832

DEFERRED CHARGES AND OTHER ASSETS — NET	1,028	(7,341)	22,529

RESTRICTED INVESTMENTS	10,858	—	11,454

Total assets	$232,430	$(7,341)	$485,682

LIABILI	LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$889	$—	$43,721

Obligations under capital leases due within one year	—	—	3,651

Current portion long-term debt	25,125	—	29,236

Rare Medium Note all option	15,077	—	15,077

Deferred equipment revenue	—	—	19,630

Other current liabilities	—	—	15,006

Total current liabilities	41,091	—	126,321

DUE TO PARENT/ AFFILIATE	294,213	(294,213)	—
LONG-TERM LIABILITIES

Note payable to /from Issuer/ Parent	(14,000)	—	—

Obligations under Bank Financing	25,375	—	102,625

Senior Notes, net of discount	—	—	328,923

Other long-term debt	—	—	2,250

Capital lease obligations	—	—	7,060

Other long-term	—	—	32,752

Total long-term liabilities	11,375	—	473,610

Total liabilities	346,679	(294,213)	599,931

STOCKHOLDERS’ (DEFICIT) EQUITY	(114,249)	286,872	(114,249)

Total Liabilities and Stockholders’ (Deficit) Equity	$232,430	$(7,341)	$485,682

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

Condensed Consolidating Balance Sheet

As of December 31, 2000
(unaudited)
(in thousands)

				Consolidated
	Subsidiary			Motient
	Guarantors	Motient Holdings	Eliminations	Holdings

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,520	$—	$—	$2,520

Accounts receivable — trade, net	14,421	—	—	14,421

Inventory	16,990	—	—	16,990

Restricted short- term investments	—	20,709	—	20,709

Investment in/due from subsidiary	502	130,856	(130,856)	502

Deferred equipment costs	16,173	—	—	16,173

Other current assets	21,423	—	—	21,423

Total current assets	72,029	151,565	(130,856)	92,738

PROPERTY AND EQUIPMENT — NET	127,044	—	(10,843)	116,201

XM RADIO SYSTEM UNDER CONSTRUCTION	—	—	—	—

GOODWILL AND INTANGIBLES — NET	51,842	—	—	51,842

INVESTMENT IN XM RADIO	—	—	—	—

RESTRICTED INVESTMENTS	2	582	—	584

DEFERRED CHARGES AND OTHER ASSETS — NET	11,957	18,177	—	30,134

Total assets	$262,874	$170,324	$(141,699)	$291,499

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$26,628	$11,029	$—	$37,657

Obligations under capital leases due within one year	4,034	—	—	4,034

Current portion long-term debt	6,458	—	—	6,458

Deferred equipment revenue	16,173	—	—	16,173

Deferred revenue and other liabilities	17,676	—	—	17,676

Total current liabilities	70,969	11,029	—	81,998

DUE TO PARENT/ AFFILIATE	808,570	—	(808,633)	(63)

LONG-TERM LIABILITIES:

Note payable to/from Issuer/ Parent	—	14,000	—	14,000

Obligations under Bank Financing	—	71,250	—	71,250

Senior Notes, net of discount	—	328,474	—	328,474

Other long-term debt	4,246	—	—	4,246

Capital lease obligations	7,863	—	—	7,863

Deferred revenue and other liabilities	38,160	—	—	38,160

Total long-term liabilities	50,269	413,724	—	463,993

Total liabilities	929,808	424,753	(808,633)	545,928

MINORITY INTEREST	—	—	—	—

STOCKHOLDERS’ EQUITY (DEFICIT)	(666,934)	(254,429)	666,934	(254,429)

Total liabilities, minority interest and stockholders’ equity (deficit)	$262,874	$170,324	$(141,699)	$291,499

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Consolidated
	Motient	XM		Motient
	Parent	Radio	Eliminations	Parent

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$—	$224,903	—	$227,423

Accounts receivable — trade, net	—	—	—	14,421

Inventory	—	—	—	16,990

Restricted short- term investments	—	95,277	—	115,986

Investment in/due from subsidiary	(260,952)	—	260,952	502

Deferred equipment costs	—	—	—	16,173

Other current assets	857	8,815	—	31,095

Total current assets	(260,095)	328,995	260,952	422,590

PROPERTY AND EQUIPMENT — NET	—	59,505	—	175,706

XM RADIO SYSTEM UNDER CONSTRUCTION	—	805,563	(5,081)	800,482

GOODWILL AND INTANGIBLES — NET	—	24,001	(13,375)	62,468

INVESTMENT IN XM RADIO	288,064	—	(288,064)	—

RESTRICTED INVESTMENTS	10,633	65,889	—	77,106

DEFERRED CHARGES AND OTHER ASSETS — NET	1,605	9,265	(7,642)	33,362

Total assets	$40,207	$1,293,218	$(53,210)	$1,571,714

	LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$1,323	$66,769	$—	$105,749

Obligations under capital leases due within one year	—	556	—	4,590

Current portion long-term debt	—	—	—	6,458

Deferred equipment revenue	—	—	—	16,173

Deferred revenue and other liabilities	—	441	—	18,117

Total current liabilities	1,323	67,766	—	151,087

DUE TO PARENT/ AFFILIATE	—	63	—	—

LONG-TERM LIABILITIES:

Note payable to/from Issuer/ Parent	(14,000)	—	—	—

Obligations under Bank Financing	40,000	—	—	111,250

Senior Notes, net of discount	—	261,298	—	589,772

Other long-term debt	—	—	—	4,246

Capital lease obligations	—	1,367	—	9,230

Deferred revenue and other liabilities	—	6,772	—	44,932

Total long-term liabilities	26,000	269,437	—	759,430

Total liabilities	27,323	337,266	—	910,517

MINORITY INTEREST	—	—	648,313	648,313

STOCKHOLDERS’ EQUITY (DEFICIT)	12,884	955,952	(701,523)	12,884

Total liabilities, minority interest and stockholders’ equity (deficit)	$40,207	1,293,218	$(53,210)	$1,571,714

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

Condensed Consolidating Statement of Operations

Three Months ended June 30, 2001

(Unaudited)
(in thousands)

				Consolidated			Consolidated
	Subsidiary	Motient		Motient	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings	Parent	Eliminations	Parent

REVENUES

Services and related revenues	$19,515	$—	$—	$19,515	$300	$(300)	$19,515

Sales of equipment	4,142	—	—	4,142	—	—	4,142

Total Revenues	23,657	—	—	23,657	300	(300)	23,657
COSTS AND EXPENSES

Cost of service and operations	19,600	—	—	19,600	—	—	19,600

Cost of equipment sold	10,636	—	—	10,636	—	—	10,636

Sales and advertising	4,943	—	—	4,943	—	—	4,943

General and administrative	4,367	319	—	4,686	481	(300)	4,867

Depreciation and amortization	9,362	—	—	9,362	(527)	—	8,835

Operating Loss	(25,251)	(319)	—	(25,570)	346	—	(25,224)

Interest and Other Income	145	3,794	(4,341)	(402)	436	237	271

Equity in Loss of Subsidiaries	—	(28,728)	28,728	—	(49,555)	38,700	(10,855)

Loss on Rare Medium note call option	—	—	—	—	(13,800)	—	(13,800)

Interest Expense	(3,622)	(13,447)	4,341	(12,728)	(1,859)	(237)	(14,824)

Net Loss Before Extraordinary Item	(28,728)	(38,700)	28,728	(38,700)	(64,432)	38,700	(64,432)

Extraordinary Loss on Extinguishment of Debt	—	—	—	—	(892)	—	(892)

Net Loss Attributable Common Shareholders	$(28,728)	$(38,700)	$28,728	$(38,700)	$(65,324)	$38,700	$(65,324)

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

Condensed Consolidating Statement of Operations

Three Months ended June 30, 2000

(Unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient	Motient
	Guarantors	Holdings	Eliminations	Holdings	Parent	XM Radio

REVENUES

Services	$18,221	$—	$—	$18,221	$300	$—

Sales of equipment	7,468	—	—	7,468	—	—

Total Revenues	25,689	—	—	25,689	300	—
COSTS AND EXPENSES

Cost of service and operations	18,774	—	—	18,774	—	—

Cost of equipment sold	7,949	—	—	7,949	—	—

Sales and advertising	7,505	—	—	7,505	115	—

General and administrative	4,829	343	—	5,172	366	13,426

Depreciation and amortization	8,921	—	—	8,921	—	511

Operating Loss	(22,289)	(343)	—	(22,632)	(181)	(13,937)

Interest and Other Income	105	4,559	(3,844)	820	541	8,849

Minority Interest in Loss of Subsidiaries	—	—	—	—	—	—

Equity in Loss of Subsidiaries	—	(26,571)	26,571	—	(41,935)	—

Interest Expense	(4,387)	(14,075)	3,844	(14,618)	(1,670)	—

Net Loss Before Extraordinary Item and Preferred Dividend	(26,571)	(36,430)	26,571	(36,430)	(43,245)	(5,088)

Extraordinary Loss on Extinguishment of Debt	—	(417)	—	(417)	—	—

Preferred Stock Dividend Declared	—	—	—	—	(745)	(2,171)

Net Loss Attributable Common Shareholders	$(26,571)	$(36,847)	$26,571	$(36,847)	$(43,990)	$(7,259)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Consolidated
		Motient
	Eliminations	Parent

REVENUES

Services	$(300)	$18,221

Sales of equipment	—	7,468

Total Revenues	(300)	25,689
COSTS AND EXPENSES

Cost of service and operations	—	18,774

Cost of equipment sold	—	7,949

Sales and advertising	—	7,620

General and administrative	(300)	18,664

Depreciation and amortization	(237)	9,195

Operating Loss	237	(36,513)

Interest and Other Income	(259)	9,951

Minority Interest in Loss of Subsidiaries	3,341	3,341

Equity in Loss of Subsidiaries	41,935	—

Interest Expense	259	(16,029)

Net Loss Before Extraordinary Item and Preferred Dividend	45,513	(39,250)

Extraordinary Loss on Extinguishment of Debt	—	(417)

Preferred Stock Dividend Declared	2,171	(745)

Net Loss Attributable Common Shareholders	$47,684	$(40,412)

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

Condensed Consolidating Statement of Operations

Six Months ended June 30, 2001

(Unaudited)
(in thousands)

				Consolidated			Consolidated
	Subsidiary	Motient		Motient	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings	Parent	Eliminations	Parent

REVENUES

Services and related revenues	$37,522	$—	$—	$37,522	$600	$(600)	$37,522

Sales of equipment	9,542	—	—	9,542	—	—	9,542

Total Revenues	47,064	—	—	47,064	600	(600)	47,064
COSTS AND EXPENSES

Cost of service and operations	37,764	—	—	37,764	—	—	37,764

Cost of equipment sold	16,570	—	—	16,570	—	—	16,570

Sales and advertising	14,592	—	—	14,592	—	—	14,592

General and administrative	10,396	640	—	11,036	758	(600)	11,194

Depreciation and amortization	18,438	—	—	18,438	(1,053)	—	17,385

Operating Loss	(50,696)	(640)	—	(51,336)	895	—	(50,441)

Interest and Other Income	346	7,816	(7,381)	781	427	(795)	413

Equity in Loss of Subsidiaries	—	(59,041)	59,041	—	(102,020)	78,693	(23,327)

Market adjustment on Rare Medium note payable	—	—	—	—	(13,800)	—	(13,800)

Interest Expense	(8,691)	(26,828)	7,381	(28,138)	(2,907)	795	(30,250)

Net Loss Before Extraordinary Item	(59,041)	(78,693)	59,041	(78,693)	(117,405)	78,693	(117,405)

Extraordinary Loss on Extinguishment of Debt	—	—	—	—	(1,925)	—	(1,925)

Net Loss Attributable Common Shareholders	$(59,041)	$(78,693)	$59,041	$(78,693)	$(119,300)	$78,693	$(119,330)

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Condensed Financial Statements — (Continued)

Condensed Consolidating Statement of Operations

Six Months ended June 30, 2000

(Unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient	Motient
	Guarantors	Holdings	Eliminations	Holdings	Parent	XM Radio

REVENUES

Services	$35,373	$—	$—	$35,373	$600	$—

Sales of equipment	12,486	—	—	12,486	—	—

Total Revenues	47,859	—	—	47,859	600	—
COSTS AND EXPENSES

Cost of service and operations	36,792	—	—	36,792	—	—

Cost of equipment sold	13,205	—	—	13,205	—	—

Sales and advertising	13,730	—	—	13,730	116	—

General and administrative	10,047	678	—	10,725	640	29,812

Depreciation and amortization	17,749	—	—	17,749	—	1,014

Operating Loss	(43,664)	(678)	—	(44,342)	(156)	(30,826)

Interest and Other Income	195	9,635	(7,687)	2,143	519	13,001

Gain on Conversion of Convertible Note Payable to Related Party	—	—	—	—	32,854	—

Unrealized Gain on Convertible Note Payable to Related Party	—	—		—	3,925	—

Equity in Loss of Subsidiaries	—	(52,255)	52,255	—	(81,695)	—

Minority Interest in Loss of Subsidiaries	—	—	—	—	—	—

Interest Expense	(8,786)	(27,494)	7,687	(28,593)	(2,925)	(2)

Net Loss before Extraordinary Item and Preferred Dividend	(52,255)	(70,792)	52,255	(70,792)	(47,478)	(17,827)

Extraordinary Loss on Extinguishment of Debt	—	(417)	—	(417)	—	—
Preferred Stock Dividends Declared by XM

Radio	—	—	—	—	(1,251)	(3,643)

Net Loss Attributable to Common Shareholders	$(52,255)	$(71,209)	$52,255	$(71,209)	$(48,729)	$(21,470)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Consolidated
		Motient
	Eliminations	Parent

REVENUES

Services	$(600)	$35,373

Sales of equipment	—	12,486

Total Revenues	(600)	47,859
COSTS AND EXPENSES

Cost of service and operations	—	36,792

Cost of equipment sold	—	13,205

Sales and advertising	—	13,846

General and administrative	(600)	40,577

Depreciation and amortization	(475)	18,288

Operating Loss	475	(74,849)

Interest and Other Income	(510)	15,153

Gain on Conversion of Convertible Note Payable to Related Party	—	32,854

Unrealized Gain on Convertible Note Payable to Related Party	—	3,925

Equity in Loss of Subsidiaries	81,695	—

Minority Interest in Loss of Subsidiaries	10,683	10,683

Interest Expense	510	(31,010)

Net Loss before Extraordinary Item and Preferred Dividend	92,853	(43,244)

Extraordinary Loss on Extinguishment of Debt	—	(417)
Preferred Stock Dividends Declared by XM

Radio	3,643	(1,251)

Net Loss Attributable to Common Shareholders	$96,496	$(44,912)

Condensed Consolidating Statement of Cash flow

Six Months Ended June 30, 2001
(Unaudited)
(in thousands)

				Consolidated			Consolidated
	Subsidiary	Motient		Motient	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings	Parent	Eliminations	Parent

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(59,041)	$(78,693)	$59,041	$(78,693)	$(119,330)	$78,693	$(119,330)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Amortization of Guarantee Warrants and debt discount and issuance costs	—	3,378	—	3,378	2,543	—	5,921

Depreciation and amortization	18,438	—	—	18,438	(1,053)	—	17,385

Non cash stock compensation	325	—	—	325	—	—	325

Market adjustment on Rare Medium note	—	—	—	—	13,800	—	13,800

Extraordinary loss on extinguishment of debt	—	—	—	—	1,925	—	1,925

Equity in loss of XM Radio	—	—	—	—	23,327	—	23,327

Loss on sale of XM Radio stock	—	—	—	—	407	—	407
Changes in assets & liabilities

Inventory	(1,141)	—	—	(1,141)	—	—	(1,141)

Trade accounts receivable	(1,868)	—	—	(1,868)	—	—	(1,868)

Other current assets	5,519	—	—	5,519	(855)	—	4,664

Accounts payable and accrued expenses	4,859	(114)	—	4,745	(435)	—	4,310

Deferred trade payables	(1,448)	—	—	(1,448)	—	—	(1,448)

Deferred Items—net	(2,299)	—	—	(2,299)	(1,574)	—	(3,873)

Net cash (used in) provided by operating activities	(36,656)	(75,429)	59,041	(53,044)	(81,245)	78,693	(55,596)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payment of Senior Note interest from escrow	—	20,503	—	20,503	—	—	20,503

Additions to property & equipment	(6,202)	—	—	(6,202)	—	—	(6,202)

Proceeds from the sale of XM Radio stock	—	—	—	—	33,539	—	33,539

Purchase of long-term, restricted investments	2	191	—	193	(225)	—	(32)

Net cash provided by (used in) investing activities	(6,200)	20,694	—	14,494	33,314	—	47,808

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from stock issuances	—	—	—	—	259	—	259

Funding from parent/subsidiary	51,135	48,735	(59,041)	40,829	37,864	(78,693)	—

Proceeds from Rare Medium Note	—	—	—	—	25,000	—	25,000

Principal payments under capital leases	(3,350)	—	—	(3,350)	—	—	(3,350)

Principal payments under vendor lease	(2,132)	—	—	(2,132)	—	—	(2,132)

Debt issuance costs	—	—	—	—	(567)	—	(567)

Proceeds from bank financing	—	6,000	—	6,000	—	—	6,000

Repayment of bank financing	—	—	—	—	(14,625)	—	(14,625)

Net cash provided by (used in) financing activities	45,653	54,735	(59,041)	41,347	47,931	(78,693)	10,585

Net increase in cash and cash equivalants	2,797	—	—	2797	—	—	2,797

CASH & CASH EQUIVALENTS, beginning of period	2,520	—	—	2,520	—	—	2,520

CASH & CASH EQUIVALENTS, end of period	$5,317	$—	$—	$5,317	$—	$—	$5,317

Condensed Consolidating Statement of Cash flow

Six Months Ended June 30, 2000
(Unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient	Motient
	Guarantors	Holdings	Eliminations	Holdings	Parent	XM Radio	Eliminations

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(52,255)	$(71,209)	$52,255	$(71,209)	$(47,478)	$(17,827)	$92,853

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Amortization of Guarantee Warrants and debt discount and issuance costs	—	4,520	—	4,520	1,221	—	—

Depreciation and amortization	17,749	—	—	17,749	—	1,014	(475)

Non cash stock compensation of XM Radio	—	—	—	—	—	2,258	—

Extraordinary loss on extinguishment of debt	—	417	—	417	—	—	—

Minority Interest	—	—	—	—	—	—	(10,683)

Gain on conversion on convertible note payable to related party	—	—	—	—	(32,854)	—	—

Unrealized gain on marketable securities	—	—	—	—	(3,925)	—	—
Changes in assets & liabilities

Inventory	(3,376)	—	—	(3,376)	—	—	—

Prepaid in-orbit insurance	2,444	—	—	2,444	—	—	—

Trade accounts receivable	(4,169)	—	—	(4,169)	—	—	—

Other current assets	(22,138)	—	—	(22,138)	677	(313)	—

Accounts payable and accrued expenses	(6,655)	283	—	(6,372)	(278)	8,575	—

Accrued interest on Senior Note	—	15	—	15	—	—	—

Deferred trade payables	(3,330)	—	—	(3,330)	—	—	—

Deferred Items—net	16,594	—	—	16,594	395	—	—

Net cash (used in) provided by operating activities	(55,136)	(65,974)	52,255	(68,855)	(82,242)	(6,293)	81,695

CASH FLOWS FROM INVESTING ACTIVITIES:

Payment of Senior Note interest from escrow	—	20,503	—	20,503	—	—	—

Additions to property & equipment	(9,644)	—	—	(9,644)	—	(18,814)	—

Asset Sale agreement to Motient Satellite Ventures	10,836	—	—	10,836	—	—	—

System under construction	—	—	—	—	—	(191,319)	—

Net Purchase/ Maturity of short-term investments	—	—	—	—	—	69,471	—

Other investing activities by XM Radio	—	—	—	—	—	(54,250)	—

Purchase of long-term, restricted investments	(2,180)	(1,948)	—	(4,128)	(44)	(125,863)	—

Net cash (used in) provided by investing activities	(988)	18,555	—	17,567	(44)	(320,775)	—

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of Common and Preferred Stock	—	—	—	—	5,308	229,225	—

Proceeds from issuance of conversion option to the investors of Satellite Ventures	—	—	—	—	18,564	—	—

Funding from parent/subsidiary	64,122	11,419	(52,255)	23,286	58,409	—	(81,695)

Principal payments under capital leases	(2,933)	—	—	(2,933)	—	—	—

Principal payments under vendor lease	(1,233)	—	—	(1,233)	—	—	—

Proceeds from Senior Secured Notes and Stock Purchase Warrants	—	—	—	—	—	322,898	—

Proceeds from bank financing	—	36,000	—	36,000	—		—

Debt issuance costs	—	—	—	—	5	(8,381)	—

Net cash provided by (used in) financing activities	59,956	47,419	(52,255)	55,120	82,286	543,742	(81,695)

Net increase in cash and cash equivalents	3,832	—	—	3,832	—	216,674	—

CASH & CASH EQUIVALENTS, beginning of period	776	—	—	776	—	50,698	—

CASH & CASH EQUIVALENTS, end of period	$4,608	$—	$—	$4,608	$—	$267,372	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Consolidated
Motient
Parent

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(43,661)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Amortization of Guarantee Warrants and debt discount and issuance costs	5,741

Depreciation and amortization	18,288

Non cash stock compensation of XM Radio	2,258

Extraordinary loss on extinguishment of debt	417

Minority Interest	(10,683)

Gain on conversion on convertible note payable to related party	(32,854)

Unrealized gain on marketable securities	(3,925)
Changes in assets & liabilities

Inventory	(3,376)

Prepaid in-orbit insurance	2,444

Trade accounts receivable	(4,169)

Other current assets	(21,774)

Accounts payable and accrued expenses	1,925

Accrued interest on Senior Note	15

Deferred trade payables	(3,330)

Deferred Items—net	16,989

Net cash (used in) provided by operating activities	(75,695)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payment of Senior Note interest from escrow	20,503

Additions to property & equipment	(28,458)

Asset Sale agreement to Motient Satellite Ventures	10,836

System under construction	(191,319)

Net Purchase/ Maturity of short-term investments	69,471

Other investing activities by XM Radio	(54,250)

Purchase of long-term, restricted investments	(130,035)

Net cash (used in) provided by investing activities	(303,252)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of Common and Preferred Stock	234,533

Proceeds from issuance of conversion option to the investors of Satellite Ventures	18,564

Funding from parent/subsidiary	—

Principal payments under capital leases	(2,933)

Principal payments under vendor lease	(1,233)

Proceeds from Senior Secured Notes and Stock Purchase Warrants	322,898

Proceeds from bank financing	36,000

Debt issuance costs	(8,376)

Net cash provided by (used in) financing activities	599,453

Net increase in cash and cash equivalents	220,506

CASH & CASH EQUIVALENTS, beginning of period	51,474

CASH & CASH EQUIVALENTS, end of period	$271,980

Report of Independent Public Accountants

To Motient Corporation:

      We have audited the accompanying consolidated balance sheets of Motient Corporation (a Delaware Corporation) and Subsidiaries (together the “Company”) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of XM Satellite Radio Holdings Inc. and Subsidiaries, which statements reflect total assets and total revenues of 79 percent and 0 percent in 2000, and 57 percent and 0 percent in 1999, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for XM Satellite Radio Holdings Inc. and subsidiaries, is based solely on the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Motient Corporation and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net tangible capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Arthur Andersen LLP

Vienna, Virginia
April 2, 2001

Independent Auditors’ Report

To the Board of Directors and Stockholders
XM Satellite Radio Holdings Inc. and Subsidiaries:

      We have audited the consolidated balance sheets of XM Satellite Radio Holdings Inc. and subsidiaries (a development stage company) (the “Company”) as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000, and for the period from December 15, 1992 (date of inception) to December 31, 2000, which are not included herein. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XM Satellite Radio Holdings Inc. and subsidiaries (a development stage company) as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 and for the period from December 15, 1992 (date of inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

      The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 10 to the consolidated financial statements, the Company has not commenced operations and is dependent upon additional debt or equity financing, which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

McLean, VA
February 9, 2001

MOTIENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the Years Ended December 31, 2000, 1999 and 1998
(in thousands, except per share data)

	2000	1999	1998

REVENUES

Services	$73,479	$67,653	$57,994

Sales of equipment	26,372	23,418	29,227

Total Revenues	99,851	91,071	87,221

COSTS AND EXPENSES

Cost of service and operations	75,528	69,258	55,781

Cost of equipment sold	32,843	29,527	30,449

Sales and advertising	35,454	23,125	19,159

General and administrative	97,626	40,336	17,332

Satellite and related assets impairment charge (Note 2)	—	97,419	—

Depreciation and amortization	38,812	55,798	52,707

Operating Loss	(180,412)	(224,392)	(88,207)

Interest and Other Income	31,379	8,464	4,372

Interest Expense	(62,455)	(65,928)	(53,771)

Gain on sale of transportation assets (Note 13)	5,691	—	—

Loss on Note Receivable from XM Radio (Note 8)	—	(9,919)	—

Gain (Loss) on Note Payable to Related Party (Note 8)	36,779	(27,399)	—

Minority Interest	33,429	7,067	—

Equity in Loss of XM Radio	—	(6,692)	(12,960)

Loss Before Extraordinary Item, XM Radio Preferred Dividend and Beneficial Conversion	(135,589)	(318,799)	(150,566)

Extraordinary Loss on Extinguishment of Debt	(3,035)	(12,132)	—

Net Loss	(138,624)	(330,931)	(150,566)

XM Radio Preferred Stock Dividend Requirement	(5,081)	—	—

XM Radio Beneficial Conversion	(44,438)	—	—

Net Loss Attributable to Common Shareholders	$(188,143)	$(330,931)	$(150,566)

Basic and Diluted Loss Per Share of Common Stock:

Loss Before Extraordinary Item	$(3.75)	$(8.03)	$(4.94)

Extraordinary Loss on Extinguishment of Debt	(0.06)	(0.30)	—

Net Loss Attributable to Common Shareholders	$(3.81)	$(8.33)	$(4.94)

Weighted-Average Common Shares Outstanding	49,425	39,704	30,496

The accompanying notes are an integral part of these consolidated financial statements.

MOTIENT CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

as of December 31, 2000 and 1999
(in thousands, except share and per share data)

	2000	1999

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (including $224,903 and $50,698 related to XM Radio)	$227,423	$51,474

Short-term investments	—	69,472

Accounts receivable-trade, net of allowance for doubtful accounts of $1,317 in 2000 and $1,225 in 1999	14,421	16,594

Inventory	16,990	28,616

Restricted short-term investments (including $95,277 and $0 related to XM Radio)	115,986	41,038

Due from Mobile Satellite Ventures	502	—

Other current assets	31,095	13,100

Total current assets	406,417	220,294

PROPERTY AND EQUIPMENT, net (gross balances include $152,846 and $143,152 purchased from related parties through 2000 and 1999, respectively)	175,706	116,516

XM RADIO SYSTEM UNDER CONSTRUCTION	800,482	357,278

GOODWILL AND OTHER INTANGIBLES, net	62,468	62,211

RESTRICTED INVESTMENTS (including $65,889 and $0 related to XM Radio)	77,106	31,109

DEFERRED CHARGES AND OTHER ASSETS, net of accumulated amortization of $11,088 in 2000 and $18,280 in 1999	49,535	22,540

Total assets	$1,571,714	$809,948

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$105,749	$67,885

Obligations under capital leases due within one year	4,590	6,154

Current portion of vendor financing commitment due to related party	4,246	1,977

Current portion of deferred trade payables	2,212	3,983

Deferred revenue and other current liabilities (including $7,300 in 2000 from Mobile Satellite Ventures)	18,117	1,646

Total current liabilities	134,914	81,645

LONG-TERM LIABILITIES:

Obligations under Senior Notes, net of discount	328,474	327,576

Senior Secured Notes of XM Radio, net of discount	261,298	—

Obligations under Bank Financing	111,250	85,000

Capital lease obligations	9,230	247

Net assets acquired in excess of purchase price	—	1,333

Vendor financing commitment due to related party	4,246	2,535

Convertible note payable due to related party, at fair value	—	50,138

Other long-term liabilities	61,105	3,955

Total long-term liabilities	775,603	470,784

Total liabilities	910,517	552,429

COMMITMENTS (Note 11)

MINORITY INTEREST	648,313	274,745

STOCKHOLDERS’ EQUITY (DEFICIT):

Preferred Stock; par value $0.01; authorized 200,000 shares; no shares outstanding	—	—

Common Stock; voting, par value $0.01; authorized 150,000,000 shares; 49,539,222 shares issued and outstanding in 2000 and 48,539,316 shares issued and outstanding in 1999	495	485

Additional paid-in capital	982,621	844,181

Deferred compensation	(134)	(6,536)

Common Stock Purchase Warrants	80,292	63,290

Unamortized Guarantee Warrants	(11,504)	(18,384)

Cumulative loss	(1,038,886)	(900,262)

STOCKHOLDERS’ EQUITY (DEFICIT)	12,884	(17,226)

Total liabilities, minority interest, and stockholders’ equity (deficit)	$1,571,714	$809,948

The accompanying notes are an integral part of these consolidated financial statements.

MOTIENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

For the Period from December 31, 1997 through December 31, 2000
(dollars in thousands)

			Additional
	Common	Par	Paid-In	Deferred
	Stock Shares	Value	Capital	Compensation

BALANCE, December 31, 1997	25,159,311	$252	$451,892	$—

Common Stock issued under the 401(k) Savings Plan	105,089	1	847	—

Common Stock issued under the Stock Purchase Plan	47,011	—	278	—

Common Stock issued for Motient Communications Acquisition	6,520,532	65	49,716	—

Common Stock issued for exercise of stock options and award of bonus stock	10,681	—	135	—

Issuance of Stock Purchase Warrants pursuant to Notes financing	—	—	—	—

Issuance of Restricted Stock	356,111	4	1,776	(1,780)

Amortization of compensation expense	—	—	—	252

Guarantee Warrants revaluation	—	—	—	—

Amortization of Guarantee Warrants	—	—	—	—

Expiration of Stock Purchase Warrants	—	—	3,440	—

Net Loss	—	—	—	—

BALANCE, December 31, 1998	32,198,735	322	508,084	(1,528)

Common Stock issued under the 401(k) Savings Plan	126,052	1	1,114	—

Common Stock issued under the Stock Purchase Plan	90,867	1	385	—

Common Stock issued for exercise of stock options and award of bonus stock	484,815	5	5,686	—

Common Stock issued for XM Radio Acquisition	8,614,244	86	129,127	—

Common Stock issued in Public Offering	7,000,000	70	115,919	—

Issuance of Restricted Stock	40,000	—	190	(190)

Cancellation of Restricted Stock	(30,785)	—	(504)	504

Additional deferred compensation on Restricted Stock	—	—	5,322	(5,322)

Reduction of Guarantee Warrants for extinguishment of debt	—	—	—	—

Amortization of Guarantee Warrants	—	—	—	—

Common Stock issued upon exercise of Warrants	15,388	—	296	—

Guarantee Warrants revaluation	—	—	(2,101)	—

Capital gain in connection with sale of stock by XM Radio	—	—	80,663	—

Net Loss	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common
	Stock	Unamortized
	Purchase	Guarantee	Cumulative
	Warrants	Warrants	Loss	Total

BALANCE, December 31, 1997	$36,338	$(23,586)	$(418,765)	$46,131

Common Stock issued under the 401(k) Savings Plan	—	—	—	848

Common Stock issued under the Stock Purchase Plan	—	—	—	278

Common Stock issued for Motient Communications Acquisition	—	—	—	49,781

Common Stock issued for exercise of stock options and award of bonus stock	—	—	—	135

Issuance of Stock Purchase Warrants pursuant to Notes financing	8,490	—	—	8,490

Issuance of Restricted Stock	—	—	—	—

Amortization of compensation expense	—	—	—	252

Guarantee Warrants revaluation	17,720	(17,720)	—	—

Amortization of Guarantee Warrants	—	7,628	—	7,628

Expiration of Stock Purchase Warrants	(3,440)	—	—	—

Net Loss	—	—	(150,566)	(150,566)

BALANCE, December 31, 1998	59,108	(33,678)	(569,331)	(37,023)

Common Stock issued under the 401(k) Savings Plan	—	—	—	1,115

Common Stock issued under the Stock Purchase Plan	—	—	—	386

Common Stock issued for exercise of stock options and award of bonus stock	—	—	—	5,691

Common Stock issued for XM Radio Acquisition	—	—	—	129,213

Common Stock issued in Public Offering	—	—	—	115,989

Issuance of Restricted Stock	—	—	—	—

Cancellation of Restricted Stock	—	—	—	—

Additional deferred compensation on Restricted Stock	—	—	—	—

Reduction of Guarantee Warrants for extinguishment of debt	—	9,671	—	9,671

Amortization of Guarantee Warrants	—	7,372	—	7,372

Common Stock issued upon exercise of Warrants	(108)	—	—	188

Guarantee Warrants revaluation	4,290	(1,749)	—	440

Capital gain in connection with sale of stock by XM Radio	—	—	—	80,663

Net Loss	—	—	(330,931)	(330,931)

			Additional
	Common	Par	Paid-In	Deferred
	Stock Shares	Value	Capital	Compensation

BALANCE, December 31, 1999	48,539,316	485	844,181	(6,536)

Common Stock issued under the 401(k) Savings Plan	57,030	1	1,130	—

Common Stock issued under the Stock Purchase Plan	30,687	—	421	—

Common Stock issued for exercise of stock options and award of bonus stock	403,467	4	4,445	—

Common Stock issued for exercise of Stock Purchase Warrants	558,722	6	8,349	—

Cancellation of Restricted Stock	(50,000)	(1)	(1,052)	1,053

Change in deferred compensation on non-cash compensation	—	—	(4,398)	5,349

Reduction of Guarantee Warrants for extinguishment of debt	—	—	—	—

Amortization of Guarantee Warrants	—	—	—	—

Capital gain in connection with sale of stock by XM Radio	—	—	129,545	—

Issuance of Mobile Satellite Ventures investors’ option to convert into Motient Common Stock

Guarantee Warrants revaluation	—	—	—	—

Issuance of Common Stock Purchase Warrants	—	—	—	—

Net Loss	—	—	—	—

BALANCE, December 31, 2000	49,539,222	$495	$982,621	$(134)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Common
	Stock	Unamortized
	Purchase	Guarantee	Cumulative
	Warrants	Warrants	Loss	Total

BALANCE, December 31, 1999	63,290	(18,384)	(900,262)	(17,226)

Common Stock issued under the 401(k) Savings Plan	—	—	—	1,131

Common Stock issued under the Stock Purchase Plan	—	—	—	421

Common Stock issued for exercise of stock options and award of bonus stock	—	—	—	4,449

Common Stock issued for exercise of Stock Purchase Warrants	(7,611)	—	—	744

Cancellation of Restricted Stock	—	—	—	—

Change in deferred compensation on non-cash compensation	—	—	—	951

Reduction of Guarantee Warrants for extinguishment of debt	—	2,390	—	2,390

Amortization of Guarantee Warrants	—	5,842	—	5,842

Capital gain in connection with sale of stock by XM Radio	—	—	—	129,545

Issuance of Mobile Satellite Ventures investors’ option to convert into Motient Common Stock	18,411			18,411

Guarantee Warrants revaluation	1,352	(1,352)	—	—

Issuance of Common Stock Purchase Warrants	4,850	—	—	4,850

Net Loss	—	—	(138,624)	(138,624)

BALANCE, December 31, 2000	$80,292	$(11,504)	$(1,038,886)	$12,884

The accompanying notes are an integral part of these consolidated financial statements.

MOTIENT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2000, 1999 and 1998
(in thousands)

	2000	1999	1998

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(138,624)	$(330,931)	$(150,566)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of Guarantee Warrants and debt related costs	11,994	16,301	16,171

Depreciation and amortization	38,812	55,798	52,707

Equity in loss of XM Radio	—	6,692	12,960

Gain on sale of transportation assets	(5,691)	—	—

(Gain) loss on note payable to related party	(36,779)	37,318	—

Extraordinary loss on extinguishment of debt	3,035	12,132	—

Satellite and related assets impairment charge	—	97,419	—

Non cash stock compensation of XM Radio	2,743	4,210	—

Minority Interest	(33,429)	(7,067)	—

Changes in assets and liabilities, net of acquisitions and dispositions:

Inventory	1,298	(10,023)	21,947

Accounts receivable — trade	1,388	(3,897)	(105)

Other current assets	(15,074)	551	8,423

Accounts payable and accrued expenses	13,392	16,715	(14,472)

Accrued interest Senior Note	31	(83)	10,715

Deferred trade payables	(2,455)	(1,135)	(6,567)

Deferred revenue and other deferred items — net	32,977	(977)	(7,396)

Net cash used in operating activities	(126,382)	(106,977)	(56,183)

CASH FLOWS FROM INVESTING ACTIVITIES:

Cash paid for acquisition of Motient Communications	—	—	(52,373)

Purchase of XM Radio Note Receivable	—	(21,419)	—

Proceeds from sale of transportation assets	20,000	—	—

Purchase of restricted investments	(2,906)	(4,916)	(145,761)

Purchase/maturity of restricted investments by XM Radio, net	(106,338)	—	—

Sale of restricted investments for the payment of interest	41,006	41,006	20,633

Investment in XM Radio	—	(2,400)	—

XM Radio Acquisition costs	—	(788)	—

Purchase/maturity of short term investments by XM Radio, net	69,472	(69,472)	—

System under construction	(414,889)	(141,154)	—

Proceeds from Mobile Satellite Ventures Asset Purchase Agreement	10,836	—	—

Other XM Radio investing activities	(56,268)	(3,422)	—

Additions to property and equipment	(73,564)	(15,538)	(12,470)

Net cash used in investing activities	(512,651)	(218,103)	(189,971)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of equity securities	24,025	122,253	412

Proceeds from issuance of equity securities-XM Radio	456,529	114,428	—

Proceeds from Senior Secured Notes and Stock Purchases Warrants issued by XM Radio	322,889	—	—

Proceeds from Notes and Stock Purchase Warrants	—	—	335,000

Principal payments under capital leases	(3,467)	(5,982)	(3,395)

Principal payments under Vendor Financing	(2,957)	(1,290)	(16)

Proceeds from Series A subordinated convertible notes of XM Radio	—	250,000	—

Repayment of note payable to related party	—	—	(10,000)

Repayment of Bank Financing	—	—	(100,000)

Repayment of XM Radio bank loan	—	(73)	—

Repayment of loan by XM Radio	—	(75,000)	—

Repayment of Term Loan	(1,000)	(59,000)	—

Repayments of Revolver	(35,000)	(53,000)	—

Proceeds from Bank Financing	62,250	65,000	34,000

Proceeds from note payable to related party	—	21,500	10,000

Proceeds from reduction of interest rate swap	—	6,009	—

Payments on long-term debt	—	—	(4,933)

Debt issuance costs	(8,287)	(10,576)	(14,735)

Net cash provided by financing activities	814,982	374,269	246,333

Net increase in cash and cash equivalents	175,949	49,189	179

CASH AND CASH EQUIVALENTS, beginning of period	51,474	2,285	2,106

CASH AND CASH EQUIVALENTS, end of period	$227,423	$51,474	$2,285

The accompanying notes are an integral part of these consolidated financial statements.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

as of December 31, 2000, 1999 and 1998

1.	Organization, Business and Liquidity

      Motient Corporation (with its subsidiaries, “Motient” or the “Company”) is a leading provider of two-way mobile communications services principally to business-to-business customers and enterprises. Motient serves a variety of markets including mobile professionals, telemetry, transportation, field service, and nationwide voice dispatch, to customers in the United States. Motient provides its eLinkSM brand two-way wireless email services to customers accessing email through corporate servers, Internet Service Providers (“ISP”), Mail Service Provider (“MSP”) accounts, and paging network suppliers. In November 2000, Motient launched its BlackBerry™ by Motient wireless email solution, developed by Research in Motion (“RIM”) and licensed to operate on Motient’s network. BlackBerry™ by Motient is designed for large corporate accounts operating in a Microsoft Exchange environment and contains advanced encryption features. Together, the Company considers these two-way mobile communications services to be its Core Wireless Business.

      Additionally, as of December 31, 2000, Motient had an equity interest of approximately 33.1% (or 21.3% on a fully diluted basis) in XM Satellite Radio Holdings Inc. (“XM Radio”), a public company; and, as of December 31, 2000 the Company controlled XM Radio through Board of Director membership and common stock voting rights. As a result, all of XM Radio’s results for the period from July 7, 1999 (the date Motient acquired 100% voting interest of XM Radio) through December 31, 2000 have been included in the Company’s consolidated financial statements. Prior to July 7, 1999, the Company’s investment in XM Radio was accounted for pursuant to the equity method of accounting. See Note 13 — Business Acquisitions and Dispositions.

      XM Radio was incorporated on December 15, 1992 for the purpose of procuring a digital audio radio service license. XM Radio’s management has devoted its time primarily to securing financing and constructing its satellite system. XM Radio launched its first satellite on March 19, 2001. XM Radio has not generated any revenues to date and the planned principal operations have not yet commenced.

      In January 2001, pursuant to Federal Communications Commission (“FCC”) approval authorizing Motient to relinquish control of XM Radio, the number of directors appointed by the Company to XM Radio’s Board of Directors was reduced to less than 50% of XM Radio directors, and the Company converted a portion of its super-voting Class B Common Stock of XM Radio to Class A Common Stock. As a result, the Company ceased to control XM Radio, and will account for its investment in XM Radio pursuant to the equity method, effective January 2001. The carrying value of the Company’s investment in XM Radio pursuant to the equity method of accounting was $288,064 (or $17.19 per share) as of December 31, 2000. As of March 29, 2001, the market price of XM Radio common stock was $7.00 per share, $10.19 per share less than the Company’s carrying value. Pursuant to the equity method of accounting, beginning in 2001, the Company will be required to assess, considering market and other appropriate factors, whether a permanent impairment of the Company’s investment in XM Radio has occurred and whether an impairment loss is recognized.

      The operations and financing of XM Radio, a public company, are maintained separate and apart from the operations and financing of Motient. Please refer to XM Radio’s audited financial statements, included in its reports and filings with the Securities and Exchange Commission (“SEC”), for more detail about its business plan, risks, and financial results.

      See Footnote 17 for the Company’s consolidating financial statements.

      On June 29, 2000, the Company formed a joint venture subsidiary, Mobile Satellite Ventures LLC (“Satellite Ventures”), in which the Company owns 80% of the membership interests. The remaining 20% interest in Satellite Ventures is owned by a group of three investors which paid an aggregate of $50 million in exchange for their 20% interest. See Note 13 — Business Acquisitions and Dispositions. Although the

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

1.	Organization, Business and Liquidity — (Continued)

Company has an 80% interest in Satellite Ventures, the minority investors have certain participative rights which provide for their participation in certain business decisions affecting Satellite Ventures that may be made in the normal course of business; therefore, in accordance with Emerging Issues Task Force No. 96-16, “Investor’s Accounting for an Investee when the Investor has a Majority of the Voting Interest, but the Minority Shareholder or Holders Have Certain Approval or Veto Rights,” the Company’s investment in Satellite Ventures is recorded pursuant to the equity method of accounting.

      On November 29, 2000, the Company sold its retail transportation assets to Aether Systems, Inc. (“Aether”). Aether purchased all of the assets in the Company’s wireless communications business for the transportation market, including its satellite-only MobileMAX2™ multi-mode mobile messaging business, and Aether assumed all liabilities related to the transportation business. In addition, Aether entered into separate long-term prepaid airtime agreements with the Company. See Note 13 — Business Acquisitions and Dispositions.

      Motient is devoting its efforts to expanding its business. This effort involves substantial risk. Specifically, future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. Depending on their extent and timing, these factors, individually or in the aggregate, could have an adverse effect on the Company’s financial condition and future results of operations.

Liquidity and Financing Requirements

      Adequate liquidity and capital are critical to Motient’s ability to continue as a going concern and to fund subscriber acquisition programs necessary to achieve positive cash flow and profitable operations. The Company expects to continue to make significant capital outlays to fund interest expense, new product rollouts, capital expenditures and working capital before it begins to generate positive cash flow from operations. The Company expects these outlays to continue for the foreseeable future.

  Summary of Liquidity and Financing Sources for Core Wireless Business

      The Company’s current operating assumptions and projections reflect its best estimate of subscriber and revenue growth and operating expenses. Motient anticipates that capital expenditures, operating losses, working capital and debt service requirements through 2001 can be met by (i) cash on hand, (ii) borrowings available under its bank financing and vendor financing, (iii) proceeds realized through the sale of inventory relating to eLink and BlackBerry™, (iv) reduction of operating expenditures, (v) additional debt or equity financing transactions, and (vi) its investment in XM Radio. Additionally, the Company has the potential to receive additional funds from the Aether transaction as well as the Satellite Ventures transaction — see Note 13 — Acquisitions and Dispositions and Note 16 — Subsequent Events. The Company’s financial results could deteriorate, and its ability to meet its projections is subject to numerous uncertainties. There can be no assurance that the current projections will be achieved. If Motient’s cash requirements are more than projected, it will require additional financing in amounts which may be material. The type, timing and terms of financing that the Company selects will be dependent upon the Company’s cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. The Company cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

      The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The successful implementation of the Company’s business plan requires substantial funds to finance the maintenance and growth of its operations, network and subscriber base and to expand into new markets. The Company has an accumulated deficit and has historically incurred losses from operations which are expected to continue for additional periods in the future. There can be no assurance that its operations will become

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

1.	Organization, Business and Liquidity — (Continued)

profitable. These factors, along with the Company’s negative operating cash flows have placed significant pressures on the Company’s financial condition and liquidity position, and create substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the possible effects on the recoverability and classification of assets or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

      In January and February 2001, the Company sold, in two separate transactions, 2 million shares of its XM Radio Class A Common Stock, at an average price of $16.77 per share, for total proceeds of $33.5 million. Approximately $8.5 million of the proceeds were used to repay and permanently reduce the Term Facility. In exchange for the Guarantors agreeing to waive certain debt repayment obligations for the second sale of shares, the Company and the Guarantors have agreed that the first $16.5 million of proceeds received from the earlier of (i) the closing of the Satellite Ventures transaction and (ii) any other stated reduction event to occur in the year 2002 will be used to pay down the bank financing.

      On April 2, 2001, Motient entered into an agreement for financing in the amount of $25 million from Rare Medium Group, Inc. (“Rare”) in the form of a note payable at 12.5% annual interest with a maturity date, subject to certain mutually agreed upon extensions, of 180 days from funding, which is expected to occur by April 6, 2001. Additionally, the Company has the potential to receive up to an additional $25 million of funding, on comparable terms, the amount of which will be based on the market price of XM Radio stock. The notes are collateralized by up to 5 million of the Company’s XM Radio shares, and Rare has the option to exchange the notes for a number of XM Radio shares equivalent to the principal of the note plus any accrued interest thereon. Of the first $25 million received by the Company, the Company used $6.1 million to repay and permanently reduce its Term Facility and $14.4 million is subject to availability upon the approval of the Guarantors.

      As of March 30, 2001, the Company held approximately 14.7 million shares of XM Radio stock; however, approximately 13.7 million of such shares are pledged to and held by Rare or the Company’s banks and guarantors to secure the Company’s obligations under its bank financings and the notes with Rare. There is no guarantee that the banks and guarantors would agree to release any portion of their share of this security to permit the Company to liquidate its XM Radio shares, or that such approval would be on terms favorable to the Company. Further, the Company’s ability to sell its shares of XM Radio stock in the public markets is generally limited to the quarterly volume restrictions under Rule 144 of the Securities Act.

2.	Significant Accounting Policies

Accounting Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s most significant estimates relate to the valuation of inventory, the allowance for doubtful accounts receivable, and the realizability of long-lived assets.

Consolidation

      The consolidated financial statements include the accounts of Motient, its wholly owned subsidiaries, and XM Radio. All significant inter-company transactions and accounts have been eliminated.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies — (Continued)

Cash Equivalents

      The Company considers highly liquid investments with remaining maturities of 3 months or less at the time of acquisition to be cash equivalents.

Short Term Investments

      At December 31, 1999, XM Radio held commercial paper with maturity dates of less than one year which were recorded at amortized cost, which approximated fair value.

Restricted Investments

      Restricted investments represent those investments made by the Company to fund customer obligations, milestone payments under certain of XM Radio’s construction contracts, certificates of deposit to collateralize letters of credit required by facility leases, or required interest payments associated with the Senior Notes and XM Radio’s Senior Secured Notes. The securities included in restricted investments which are required to be used for interest payments under the Senior Notes and XM Radio’s Senior Secured Notes are classified as held-to-maturity securities under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company classifies restricted investment amounts which will mature within one year as current assets in the accompanying balance sheet. The Company accounts for these investments at amortized cost.

Inventories

      Inventories, which consist primarily of communication devices, are stated at the lower of cost or market. Cost is determined using the weighted average cost method. The Company periodically assesses the market value of its inventory, based on sales trends and forecasts and technological changes and records a charge to current period income when such factors indicate that a reduction to net realizable value is appropriate. Management considers both inventory on hand and inventory which it has committed to purchase. The Company recorded inventory write-downs to cost of equipment sold to reduce inventory amounts to their net realizable value, in the amount of $3.6 million in 2000, $4.2 million in 1999, and $0 in 1998.

      The Company’s eLink and BlackBerry™ by Motient wireless services use handheld devices manufactured by Research in Motion (“RIM”). RIM also manufactures modems designed to be integrated into mobile terminals manufactured by other vendors and used for other wireless communications services sold by the Company. The Company’s supply arrangements with RIM are not exclusive, and RIM manufactures similar hardware products for other companies. There are a limited number of manufacturers of similar wireless devices, and a change in suppliers or delays in deliveries from RIM could result in loss of sales which would adversely effect operating results.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies — (Continued)

Other Current Assets

      Other current assets consist of the following:

	December 31,

	2000	1999

	(in thousands)

Interest rate swap (Note 8)	$611	$2,445

Prepaid advertising	5,162	—

Prepaid expenses	17,711	8,333

Deposits	175	2,123

Non-trade receivables and other	7,436	199

	$31,095	$13,100

Fair Value of Financial Instruments

      SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosures of the fair value of certain financial instruments. The carrying amount for cash and cash equivalents, short-term investments, accounts receivable, non-trade receivables included in other assets, lease receivables included in non-current deferred charges and other assets, accounts payable and accrued expenses, deferred trade payables and XM Radio accrued royalty payments approximate fair value because of the short maturity of these instruments. The fair value of the Senior Notes was estimated using quoted market prices. The fair value of the interest rate swap is the estimated amount that the Company would receive to terminate the swap agreement based on quoted market prices, taking into account current interest rates and the current creditworthiness of the swap counter parties. As a result of the Guarantees associated with the Bank Financing, it is not practicable to estimate the fair value of this facility. For debt issues that are not quoted on an exchange, interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value.

	As of December 31, 2000		As of December 31, 1999

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

	(in thousands)

Assets:

Restricted investments	$193,092	$192,627	$72,147	$71,267

Interest rate swap (Note 8)	611	708	3,056	3,448

Liabilities:

Senior Notes	328,474	111,681	327,576	274,700

XM Radio Senior Secured Notes	261,298	179,563	—	—

Vendor financing commitment	8,492	8,492	4,512	4,512

Capital leases	13,820	13,820	6,401	6,401

Concentrations of Credit Risk

      Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short term investments, restricted investments, and accounts receivable. The Company

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies — (Continued)

periodically invests its cash balances in temporary or overnight investments. The Company invests its short term investments and restricted investments in debt securities such as commercial paper, time deposits, certificates of deposit, bankers acceptances, and marketable direct obligations of the United States Treasury. The Company’s intent is to hold its investments in debt securities to maturity.

      To date, the majority of the Company’s business has been transacted with telecommunications, field services, natural resources and transportation companies, including maritime and trucking companies located throughout the United States. The Company grants credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or deposits. Exposure to losses on trade accounts receivable, for both service and for equipment sales, is principally dependent on each customer’s financial condition. For the year ended December 31, 2000, four customers accounted for approximately 31% of the Company’s service revenue, with two customers individually accounting for 10% each. The Company anticipates that its credit risk with respect to trade accounts receivable in the future will become more diversified due to the large number of customers expected to comprise the Company’s subscriber base and their expected dispersion across many different industries and geographies.

Software Development Costs

      The Company capitalizes costs related to the development of certain software to be used with its mobile messaging and position location service (the “Mobile Data Communications Service”) product, all of which were sold as part of the Aether transaction. The Company commenced amortization of these costs in the first quarter of 1996. These costs were being amortized over three years prior to Aether’s purchase of these assets. As of December 31, 2000 and 1999, net capitalized software development costs were $0 and $152,000, respectively. These amounts are included in property and equipment in the accompanying balance sheets. Additionally, during 1998, the Company adopted Statement of Position (“SOP”) No. 98-1 — “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” As of December 31, 2000 and 1999, net capitalized internal use software costs were $6.4 million and $5.3 million, respectively, and are included in property and equipment in the accompanying balance sheets and are amortized over three years.

Deferred Charges and Other Assets

      Deferred charges and other assets primarily consist of the unamortized financing costs and debt issue costs associated with the existing vendor financing arrangements, the Senior Notes, the Bank Financing, the long-term portion of deferred equipment costs, the long-term portion of lease receivables associated with a 5-year customer lease program offered in 1999, the long-term portion of prepaid expenses of XM Radio, and the long-term portion of the interest rate swap purchased in connection with the Bank Financing (see Note 8).

	December 31,

	2000	1999

	(in thousands)

Deferred financing costs, net	$19,915	$15,299

Prepaid expenses of XM Radio-long-term portion	1,203	3,422

Deferred equipment costs	27,893	—

Lease receivables-long-term portion	—	2,628

Interest rate swap agreement-long-term portion	—	611

Other long term assets	524	580

	$49,535	$22,540

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies — (Continued)

      Financing costs are amortized over the term of the related facility using the straight-line method, which approximates the effective interest method.

Other Long-Term Liabilities

      Other long-term liabilities consist of the following:

	December 31,

	2000	1999

	(in thousands)

Deferred revenue, Aether (Note 13)	$11,750	$—

Asset purchase deposit, Satellite Ventures (Note 13)	10,746	—

Deferred revenue, Satellite Ventures (Note 13)	3,630	—

Deferred equipment revenue	27,893	—

XM Radio royalty payable and other long-term liabilities	7,086	3,955

	$61,105	$3,955

Revenue Recognition

      The Company generates revenue through equipment sales, airtime service agreements, and consulting services. In 2000, the Company adopted Staff Accounting Bulletin No. 101, “Revenue Recognition” (“SAB 101”), issued by the SEC. The adoption of SAB 101 did not have a material impact on the Company’s reported financial position or results of operations. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In certain circumstances, SAB 101 requires the Company to defer the recognition of revenue and costs related to equipment sold as part of a service agreement. Revenue is recognized as follows:

      Equipment and service sales: The Company sells equipment to resellers who market its terrestrial product and airtime service to the public. The Company also sells its product directly to end-users. Revenue from the sale of the equipment along with activation fees as well as the cost of the equipment are initially deferred and are generally recognized over a period corresponding to the Company’s estimate of customer life. Equipment costs are deferred only to the extent of deferred revenue.

      Consulting services: The Company occasionally provides consulting services to its customers. Revenue from such services is generally recognized following the contract terms as milestones are achieved.

Research and Development Costs

      Research and development costs are expensed as incurred. Such costs include internal research and development activities and expenses associated with external product development agreements. The Company’s core wireless business incurred research and development costs of approximately $2.1 million in 2000, $1.0 million in 1999, and $1.1 million for 1998. The Company’s consolidated results also included research and development costs incurred by XM Radio in the amount of $7.4 million in 2000 and $2.9 million in 1999.

Advertising Costs

      Advertising costs are charged to operations in the year incurred and totaled $12.6 million, $4.2 million, and $2.9 million for 2000, 1999 and 1998. A portion of the advertising costs associated with the Company’s Yahoo! Internet promotion, were prepaid in the form of warrants to acquire common stock issued by the

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies — (Continued)

Company, valued at $4.8 million. The prepaid expenses are expensed as the associated page views are delivered by Yahoo!. As of December 31, 2000 the Company had recognized approximately $0.7 million of advertising expense associated with the Yahoo! Internet promotion. As of December 31, 2000, the balance of these prepaid advertising expenses was $4.1 million.

Capitalized Interest

      XM Radio capitalizes a portion of interest cost as a component of the cost of the FCC licenses and satellite system under construction. XM Radio capitalized interest in the amount of $39.1 million in 2000 and $15.3 million in 1999.

Stock Based Compensation

      The Company accounts for employee stock options using the method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, no expense is recognized related to the Company’s stock options because the option’s exercise price is set at the stock’s fair market value on the date the option is granted.

Assessment of Asset Impairment

      The Company follows the provisions of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or their fair value less costs to sell.

      The Company assessed the carrying value of its satellite and related assets as of December 31, 1999, and determined that an impairment did exist. The Company’s geostationery satellite was originally designed for voice services. Following the Company’s acquisition of Motient Communications in 1998, the Company focused its business towards a data strategy, relying primarily on its terrestrial network, and as a result of this shift, data service revenue in 1999 increased to 73% of service revenue from 69% in 1998. Voice service revenue in 1998 represented 24% of service revenue versus only 20% in 1999. This shift to a data strategy was also apparent in the Company’s new primary product offerings in 1999 — MobileMAX2™, announced in the fourth quarter of 1999 with sales beginning in 2000, and eLinkSM, which began selling in the fourth quarter of 1999. MobileMAX2™ was expected to be the Company’s second generation multi-mode data messaging service and eLink is a two-way wireless email device. In addition to these factors, TMI Communications Company Limited Partnership (“TMI”) and SatCom Systems, Inc. were each granted applications in November 1999 to use TMI’s Canadian-licensed satellite system to provide service in the United States. TMI’s system operates in the Mobile Satellite Services (“MSS”) L-band and has footprints covering the United States. These companies’ entry in the United States marketplace represents additional competition to the Company in the voice business. Given these factors, management evaluated the satellite and related ground segment assets for impairment. Based on the analysis, the Company determined that future cash flows were less than the carrying value of the assets. Accordingly, the Company determined the fair value of the assets and we recorded an impairment charge of $97.4 million to reduce the carrying value of the satellite and related ground segment assets to the Company’s estimate of fair value at December 31, 1999. The determination of fair value was based on management’s best estimate of the expected discounted future cash flows attributable to the satellite and related ground segment.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies — (Continued)

Loss Per Share

      Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Options and warrants to purchase shares of common stock were not included in the computation of loss per share as the effect would be antidilutive. As a result, the basic and diluted earnings per share amounts are identical. As of December 31, 2000, there were options and warrants to acquire approximately 4.5 million shares of common stock that are not included in this calculation because the effect would be antidilutive.

Comprehensive Income

      SFAS No. 130, “Reporting of Comprehensive Income” requires “comprehensive income” and the components of “other comprehensive income” to be reported in the financial statements and/or notes thereto. Since the Company does not have any components of “other comprehensive income,” reported net income is the same as “comprehensive income” for the years ended December 31, 2000, 1999, and 1998.

Segment Disclosures

      In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company has two operating segments: its Core Wireless Business and XM Radio’s satellite-based digital audio radio service. The Company provides its Core Wireless Business to the continental United States, Alaska, Hawaii, Puerto Rico, the U.S. Virgin Islands, and certain U.S. coastal waters. All revenues are derived from customers within the United States. XM Radio is in the process of constructing its satellite system to provide digital radio programming transmitted from satellites to vehicles, homes, and portable radios. XM Radio is currently in the development stage and thus has no revenue generating operations. The following summarizes the Company’s Core Wireless Business and equipment revenue by major product lines:

	Revenue for the Year
	Ended
	December 31,

	2000	1999	1998

	(in millions)

Data Service	$52.6	$49.7	$40.1

Voice Service	12.2	13.2	14.0

Capacity Resellers and Other	8.7	4.8	3.9

Equipment	26.4	23.4	29.2

Reclassification

      Certain amounts from prior years’ consolidated financial statements have been reclassified to conform with the 2000 presentation.

New Accounting Pronouncements

      In September 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires the recognition of all derivatives as either assets or liabilities measured at fair value. This statement was originally effective for the year ended December 31, 2000. In September 1999, FASB

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies — (Continued)

issued SFAS No. 137, which deferred the effective date of SFAS No. 133 until fiscal years beginning after September 15, 2000. In June 2000, FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” which amends SFAS No. 133. This Statement limits the scope to certain derivatives and hedging activities. The effective date of SFAS No. 138 is for fiscal years beginning after September 15, 2000. The Company does not believe that the adoption of these statements will have a material impact on its financial position, results of operations and cash flows.

      During the fourth quarter of 2000, the Company adopted Staff Accounting Bulletin No. 101, “Revenue Recognition” (“SAB 101”), issued by the SEC. SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. In certain circumstances, SAB 101 requires the Company to defer the recognition of revenue and costs related to equipment sold as part of a service agreement. The adoption of SAB 101 did not have a material impact on the Company’s statement of operations.

      In March 2000, the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) was issued. FIN 44 further defines the accounting consequence of various modifications to the terms of a previously fixed stock option or award under APB Opinion No. 25, “Accounting for Stock Issued to Employees”. FIN 44 became effective on July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company adopted FIN 44 in 2000. The effects of implementing FIN 44 required XM Radio to recognize additional non-cash compensation during the year ended December 31, 2000, of approximately $1.2 million associated with stock options that had been repriced during the period covered by FIN 44, and the Core Wireless Business recognized additional non-cash stock compensation of approximately $1.0 million associated with the transfer of employees to Aether. Additional compensation charges related to certain stock compensation awards made by the Company may result depending upon the market value of the common stock at each balance sheet date.

3.  Stockholders’ Equity (Deficit)

      The Company has authorized 200,000 shares of Preferred Stock and 150,000,000 shares of Common Stock. The par value per share is $0.01 for each class of stock. For each share held, common stockholders are entitled to one vote on matters submitted to the stockholders. Cumulative voting applies for all elections of directors of the Company.

      The Preferred Stock may be issued in one or more series at the discretion of the Board of Directors (the “Board”), without stockholder approval. The Board is authorized to determine the number of shares in each series and all designations, rights, preferences, and limitations on the shares in each series, including, but not limited to, determining whether dividends will be cumulative or non-cumulative.

      Certain significant stockholders of the Company have entered into a Stockholders’ Agreement (the “Agreement”) which contains provisions relating to the election of directors, procedures for maintaining compliance with the Federal Communication Commission’s (“FCC”) alien ownership restrictions, certain restrictions on the transfer, sale and exchange of Common Stock, and procedures for appointing directors to the Executive Committee of the Board, among others. The Agreement continues in effect until terminated by an affirmative vote of holders of three-fourths of the Company’s Common Stock held by parties to the Agreement. Other matters relating to the Company’s governance of the Company are set forth in the Certificate of Incorporation and Bylaws.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

3.  Stockholders’ Equity (Deficit) — (Continued)

      As of December 31, 2000, the Company had reserved Common Stock for future issuance as detailed below.

Shares issuable upon exercise of warrants	7,957,475

Amended and Restated Stock Option Plan for Employees	6,033,037

Stock issuable upon exercise of Satellite Ventures’ investors’ option (see Note 13)	4,166,667

Stock Option Plan for Non-Employee Directors	82,000

Employee Stock Purchase Plan	321,572

Defined Contribution Plan	65,321

Total	18,626,072

  XM Radio

      On July 7, 1999 XM Radio issued $250 million of Series A subordinated convertible notes to several new strategic and financial investors including General Motors, Clear Channel Investments, DIRECTV, Telcom Ventures, Columbia Capital and Madison Dearborn Partners. $75 million of the proceeds were used to pay an outstanding note payable and the remaining proceeds were used to fund working capital needs. The Series A subordinated notes and all accrued interest thereon are convertible into Series A convertible preferred stock (in the case of the notes held by General Motors), or Class A common stock (in the case the notes held by the other investors) at a conversion price of $9.52 per share at the election of the note holders or upon the occurrence of certain events, including an initial public offering of a prescribed size of XM Radio shares. On October 8, 1999, XM Radio completed an initial public offering of 10.2 million shares of Class A common stock. Concurrent with this offering, the Series A subordinated convertible notes were converted into 10.8 million shares of Series A convertible preferred stock and 16.2 million shares of Class A common stock.

      In the first quarter of 2000, XM Radio raised an additional $228.6 million in net proceeds through a follow-on offering of 4.4 million shares of its Class A common stock and 2.0 million shares of Series B convertible redeemable preferred stock.

      In March 2000, XM Radio completed a high yield debt offering of 325,000 units, each unit consisting of $1,000 principal amount of 14% Senior Secured Notes due 2010 and one warrant to purchase 8.024815 shares of Class A common stock of XM Radio at an exercise price of $49.50 per share. XM Radio realized net proceeds of $191.5 million, excluding $123.0 million used to acquire restricted investments which will be used to pay interest payments due under the notes for the first three years.

      In August 2000, XM Radio completed a private offering of 235,000 shares for $1,000 per share of its 8.25% Series C convertible redeemable preferred stock and raised additional net proceeds of approximately $226.8 million. XM Radio recorded a $123.0 million beneficial conversion charge that reduced earnings available to common stockholders. The issuance of the Series C preferred stock caused the exercise price of the warrants sold in March 2000 to be adjusted to $47.94 and the number of warrant shares to be increased to 8.285948 per warrant.

      As a result of the issuance by XM Radio of its Series C convertible redeemable preferred stock with a common stock conversion price less than the market value of the common stock, XM Radio recorded a beneficial conversion charge that reduced earnings available to common stockholders. The Company has reflected its proportionate share of the beneficial conversion charge in the accompanying consolidated statements of operations.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

3.  Stockholders’ Equity (Deficit) — (Continued)

      In connection with the above XM Radio transactions, the Company’s voting interest in XM Radio was reduced to 33.1% (21.3% on a fully diluted basis), and in accordance with Staff Accounting Bulletin 51 (SAB 51), the Company recorded an increase to its investment in XM Radio of $129.5 million in 2000 and $80. 7 million in 1999. SAB 51 addresses the accounting for sales of stock by a subsidiary. Because XM Radio is a development stage company, SAB 51 requires the difference in the carrying amount of the Company’s investment in XM Radio and the net book value of XM Radio after the stock issuance be reflected in the financial statements of the Company as a capital transaction in the accompanying consolidated statements of stockholders’ equity (deficit).

4.  Property and Equipment

      Property and equipment consists of the following:

	December 31,

	2000	1999

	(in thousands)

Space Segment	$127,621	$127,316

Ground Segment	72,524	75,435

Network equipment	83,638	58,511

Construction in progress	20,492	11,493

Office equipment and furniture	48,448	18,605

Leasehold improvements — XM Radio	26,481	—

Mobile data communications service equipment	—	17,191

	379,204	308,551

Less accumulated depreciation and amortization	203,498	192,035

Property and equipment, net	$175,706	$116,516

      Property and equipment is recorded at cost and depreciated over its useful life using the straight line method. Assets recorded as capital leases are amortized over the shorter of their useful lives or the term of the lease. The estimated useful lives of office furniture and equipment vary from 2-10 years. The Company’s ground segment is depreciated over 8 years, the network equipment is depreciated over 7 years, and the mobile data communications service equipment, which was sold to Aether, was depreciated over 3 1/2 years. The Company has also capitalized certain costs to develop and implement its computerized billing system. These costs are included in property and equipment and are depreciated over 8 years.

      The Company is depreciating its satellite, MSAT-2, over its estimated useful life of 10 years, which was based on several factors, including current conditions and the estimated remaining fuel of MSAT-2. The original estimated useful live is periodically reviewed using current Telemetry Tracking and Control data. To date, no significant change in the original estimated useful life has resulted. The telecommunications industry is subject to rapid technological change which may require the Company to revise the estimated useful lives of MSAT-2 and the ground segment or to adjust their carrying amounts. As discussed in Note 2, during 1999, the Company wrote down the value of the space and ground segment assets to their estimated fair value.

      The costs of constructing and putting satellites into service are capitalized in the financial statements and depreciated over the estimated useful life of the satellite. A failure of the satellite from unsuccessful launches and/or in orbit anomalies would result in a current write-down of the satellite value. Partial satellite failures are recognized currently to the extent such losses are deemed abnormal to the operation of the satellite. A partial failure which is deemed normal would not result in a loss of satellite capacity beyond what is considered

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

4.  Property and Equipment — (Continued)

normal satellite wear and tear. Additionally, all future incentive arrangements relating to the construction of satellites will be capitalized at launch.

      XM Radio is currently developing its satellite system. The costs of constructing and putting the satellite into service are being capitalized. At December 31, 2000, the carrying value of the system under construction related to the costs incurred in obtaining a FCC license and approval as well as system development. XM Radio will begin amortizing the FCC license upon commercial launch using the straight line method over its estimated useful life of fifteen years. Depreciation of the satellite will begin upon in-orbit delivery and the ground stations will begin upon commercial launch. The satellites and ground stations will be depreciated over their estimated useful lives.

      XM Radio System Under Construction consists of the following:

	December 31,

	2000	1999

	(in thousands)

License	$135,139	$127,338

Satellite System	533,154	214,471

Terrestrial System	84,715	11,396

Spacecraft control facilities	13,046	2,000

Broadcast facilities and other	27,970	2,073

System under development	6,458	—

Total	$800,482	$357,278

      The balances at December 31, 2000 and 1999 include capitalized interest of $65,176 and $26,124, respectively.

5.  Goodwill and Other Intangible Assets

      Goodwill and other intangible assets consist of the following:

	December 31,

	2000	1999

	(in thousands)

FCC Licenses	$53,437	$49,880

Goodwill — Motient Communications Acquisition	6,154	6,154

Programming and advertising agreements — XM Radio Acquisition	7,337	7,337

Receiver Agreement — XM Radio Acquisition	4,207	4,207

Less accumulated amortization	(8,667)	(5,367)

Goodwill and other intangible assets, net	$62,468	$62,211

      Goodwill and other intangible assets are being amortized on a straight-line basis over 10-20 years except for the programming and advertising agreements acquired in the XM Radio Acquisition. These agreements will begin amortization upon commencement of commercial operations of XM Radio and will be amortized over the life of their respective contract.

6.  Stock Options and Restricted Stock

      The Company has two active stock option plans. The Motient Corporation Stock Award Plan (the “Plan”) permits the grant of non-statutory options and stock-based awards up to a total of 7.3 million shares

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

6.  Stock Options and Restricted Stock — (Continued)

of Common Stock. Under the Plan, the exercise price and vesting schedule for options is determined by the Compensation Committee of the Board, which was established to administer the Plan. Generally, options vest over a three year period and will have an exercise price not less than the fair market value of a share on the date the option is granted or have a term greater than ten years. In May 2000, the Company’s stockholders approved certain amendments to the Plan, including permitting non-employee directors to be eligible for option grants under the Plan.

      The Company also has a Stock Option Plan for Non-Employee Directors (the “Director Plan”) which provides for the grant of options up to a total of 100,000 shares of Common Stock. Effective March 25, 1999, Directors receive an initial option to purchase 5,000 shares of Common Stock, with annual option grants to purchase 2,500 shares of Common Stock. In addition, the Board of Directors may also grant discretionary options at such times and on such terms and conditions as it deems appropriate. Options under the Director Plan can be exercised at a price equal to the fair market value of the stock on the date of the grant and are fully vested and immediately exercisable on the date of grant. Each Director Plan option expires on the earlier of (i) ten years from the date of grant or (ii) seven months after the Director’s termination.

      In January 1998, the Board of Directors granted restricted stock to certain members of senior management. These grants include both a three-year vesting schedule as well as specific corporate performance targets. The performance requirements will remain in place, and unless further waived by the Board of Directors, failure to meet a required performance target would prevent the vesting of the restricted shares. As of December 31, 1998, the Company recorded costs of approximately $252,000 associated with the vesting of these shares. As performance targets were not met or waived, there were no such costs recorded in 1999 or in 2000; however, in January 2001, in recognition of employee services in entering into the second Satellite Ventures transaction (see Note 16), the Board lifted the remaining restrictions, and the shares will be released upon vesting. Additional compensation costs will be recorded in 2001 and 2002 upon vesting of these shares.

      Information regarding the Company’s stock option plans is summarized below:

			Weighted Average
	Available	Granted and	Option Price
	for Grant	Outstanding	Per Share

Balance, December 31, 1998	1,383,463	2,729,071	$11.11

Restricted stock granted	(40,000)	—	—

Restricted stock cancelled	30,785	—	—

Additional shares authorized for grant	50,000	—	—

Options granted	(1,040,226)	1,040,226	5.92

Exercised	—	(484,815)	11.74

Forfeited	183,284	(183,284)	4.87

Balance, December 31, 1999	567,306	3,101,198	8.73

Restricted stock cancelled	50,000	—	—

Additional shares authorized for grant	2,800,000	—	—

Options granted	(1,570,294)	1,570,294	15.98

Exercised	—	(403,467)	11.03

Forfeited	347,420	(347,420)	13.42

Balance, December 31, 2000	2,194,432	3,920,605	$11.65

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

6.  Stock Options and Restricted Stock — (Continued)

      Options exercisable at December 31:

		Average
	Options	Exercise Price

2000	1,658,044	$10.40

1999	1,344,511	$11.99

1998	957,617	$13.29

      The Company accounts for stock compensation costs in accordance with the provisions of APB No. 25, “Accounting for Stock Issued to Employees.” Had compensation cost been determined based on the fair value at the grant dates for awards under the Company’s stock plans in accordance with SFAS No. 123, “Accounting for Stock Based Compensation,” the net loss would have been increased by $7.3 million ($0.15 per share) in 2000, $6.2 million ($0.16 per share) in 1999, and $8.9 million ($0.29 per share) in 1998. As required by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2000, 1999, 1998: no historical dividend yield; an expected life of 10 years; historical volatility of 135% in 2000, 115% in 1999, and 95% in 1998 and a risk-free rate of return ranging from 4.64% to 5.34%.

      Exercise prices for options outstanding as of December 31, 2000, are as follows:

	Options Outstanding			Options Exercisable

	Number			Number
	Outstanding			Exercisable
	as of	Weighted Average		as of
Range of Exercise	December 31,	Contractual	Weighted Average	December 31,	Weighted Average
Prices	2000	Life Remaining	Exercise Price	2000	Exercise Price

$ 4.61– 8.84	809,306	8.12	$5.33	287,026	$5.62
8.87– 8.87	724,701	7.14	8.87	413,892	8.87
9.73–12.50	496,701	6.04	11.97	479,701	11.99
12.81–12.81	221,579	6.06	12.81	221,579	12.81
13.00–15.12	255,179	4.75	13.07	250,179	13.04
15.17–15.17	1,365,139	9.07	15.17	1,000	15.17
17.37–38.06	48,000	8.77	28.64	4,667	19.97

	3,920,605	7.68	11.65	1,658,044	$10.40

7.  Income Taxes

      The Company accounts for income taxes under the liability method as required in SFAS No. 109, “Accounting for Income Taxes.” Under the liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax laws and rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under this method, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Potential tax benefits, related to net operating losses and temporary differences, have been recorded as an asset, and a valuation allowance for the same amount has

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

7.  Income Taxes — (Continued)

been established. The Company has paid no income taxes since inception. The following is a summary of the Company’s net deferred tax assets.

	December 31,

	2000	1999

	(in thousands)

Net Operating Loss Carryforwards	$407,803	$342,791

Deferred Taxes Related to Temporary Differences:

Tangible asset bases, lives and depreciation methods	(49,483)	(43,156)

Other	67,698	62,843

Total deferred tax asset, net	426,018	362,478

Less valuation allowance	(426,018)	(362,478)

Net deferred tax asset	$—	$—

      Significant timing differences affecting deferred taxes in 2000 reflect the treatment of costs associated with the Space Segment for financial reporting purposes compared to tax purposes. As of December 31, 2000, the Company had estimated net operating loss carryforwards (“NOLs”) of $1.01 billion. In July 1999, as a result of the Company’s investment in XM Radio which triggered a change in control as defined by the Internal Revenue Code, utilization of the Company’s NOLs were limited to approximately $43 million per year. The Company’s NOLs expire between 2004 and 2020.

8.  Long-Term Debt

	December 31,

	2000	1999

	(in thousands)

Senior Notes, net of discount	$328,474	$327,576

Senior Notes, net of discount — XM Radio	261,298	—

Bank Financing — Term Loan Facility	40,000	41,000

Bank Financing — Revolving Credit Facility	71,250	44,000

Vendor Financing Commitment	8,492	4,512

Convertible note payable due to related party	—	50,138

Deferred Trade Payables	2,212	3,983

	711,726	471,209

Less current maturities	6,458	5,960

Long-term debt	$705,268	$465,249

$335 Million Unit Offering

      On March 31, 1998, Motient Holdings, a wholly-owned subsidiary of Motient, issued $335 million of Units (the “Units”) consisting of 12  1/4% Senior Notes due 2008 (the “Senior Notes”), and one warrant to purchase 3.75749 shares of Common Stock of the Company for each $1,000 principal amount of Senior Notes (the “Warrants”) at an exercise price of $12.51 per share. The Warrants were valued at $8.5 million and were recorded as a debt discount. A portion of the net proceeds of the sale of the Units were used to finance the Motient Communications Acquisition in 1998. In connection with the Senior Notes, Motient Holdings purchased approximately $112.3 million of restricted investments that are restricted for the payment of the first six interest payments on the Senior Notes. Interest payments are due semi-annually, in arrears, beginning

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

8.  Long-Term Debt — (Continued)

October 1, 1998. At December 31, 2000, approximately $20.7 million was available in restricted investments to fund the next interest payment coming due on April 1, 2001. Interest payments beginning in October 2001 related to the Senior Notes will be payable from the Company’s unrestricted cash and cash equivalents. As a result of the automatic application of certain adjustment provisions following the issuance of 7.0 million shares of Common Stock in a public offering in 1999, the exercise price of the warrants associated with the Senior Notes was reduced to $12.28 per share, the number of shares per warrant was increased to 3.83 shares for each $1,000 principal amount of Senior Notes, and the aggregate number of shares issuable upon exercise of such warrants was increased by 24,294. The additional Senior Note warrants and re-pricing were valued at $440,000. This was recorded as additional debt discount in the third quarter of 1999. The Senior Notes are fully guaranteed by Motient Corporation.

$325 Million Unit Offering — XM Radio

      On March 15, 2000, XM Radio closed a private placement of 325,000 units, each unit consisting of $1,000 principal amount of 14% senior secured notes due 2010 of XM Satellite Radio Inc. and one warrant to purchase 8.024815 shares of Class A common stock at price of $49.50 per share. XM Radio realized net proceeds of $191.5 million, excluding $123.0 million used to acquire securities which will be used to pay interest payments due under the notes for the first three years. The $325 million face value of notes was offset by a discount of $65.7 million associated with the fair value of the warrants sold. As a result of the issuance of Series C preferred stock, the exercise price of the warrants was adjusted to $47.94 per share and the number of warrant shares to be increased to 8.285948 per share.

Bank Financing

      In March 1998, the Company entered into a $200 million Bank Financing (the “Bank Financing”) consisting of two facilities: (i) the Revolving Credit Facility, a $100 million unsecured five-year reducing revolving credit facility maturing March 31, 2003, and (ii) the Term Loan Facility, a $100 million five-year, term loan facility with up to three additional one-year extensions subject to the lenders’ approval. In 1999, the Term Loan Facility was reduced to $41 million. In 2000, the Term Loan Facility was reduced to $40 million, and the Revolving Credit Facility was reduced to $77.25 million. The Revolving Credit Facility ranks pari passu with the Senior Notes. The Term Loan Facility is secured by the assets of the Company, principally its stockholdings in XM Radio and Motient Holdings, and will be effectively subordinated to the Revolving Credit Facility and the Senior Notes. The Bank Financing is severally guaranteed by Hughes Electronics Corporation, Singapore Telecommunications Ltd. and Baron Capital Partners, L.P. (collectively, the “Bank Facility Guarantors”). As discussed in Note 16 — Subsequent Events, the outstanding borrowings were reduced as of March 30, 2001 to $31.5 million under the Term Loan Facility at 6.19%. The $77.3 million of borrowings outstanding under the Revolving Credit Facility as of March 30, 2001, are at rates ranging from 6.0% to 8.0%

  The Term Loan Facility

      The Term Loan Facility bears an interest rate, generally, of 100 basis points above London Interbank Offered Rate (“LIBOR”). The Term Loan Agreement does not include any scheduled amortization until maturity, but does contain certain provisions for prepayment based on certain proceeds received by the Company, unless otherwise waived by the banks and the Bank Facility Guarantors, including: (1) 100% of excess cash flow obtained by the Company, as defined; (2) the first $25.0 million of net proceeds from the lease or sale of MSAT-2 received by the Company, and thereafter 75% of the remaining proceeds received from such lease or sale (the remaining 25% to be retained by Motient Holdings for business operations); (3) 100% of the proceeds of any other asset sales by the Company; (4) 50% of the net proceeds of any equity

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

8.  Long-Term Debt — (Continued)

offerings of the Company (the remaining 50% to be retained by the Company for business operations); and (5) 100% of any major casualty proceeds of the Company. To the extent that the Term Loan Facility is repaid, the above-mentioned proceeds that would otherwise have been used to repay the Term Loan Facility will be used to repay and permanently reduce the commitment under the Revolving Credit Facility.

  The Revolving Credit Facility

      The Revolving Credit Facility bears an interest rate, generally, of 100 basis points above LIBOR and is unsecured, with a negative pledge on the assets of Motient Holdings and its subsidiaries and ranks pari passu with the Senior Notes. The Revolving Credit Facility will be reduced $10 million each quarter, beginning with the quarter ending June 30, 2002, with the balance due on March 31, 2003. Certain proceeds received by Motient Holdings would be required to repay and reduce the Revolving Credit Facility, unless otherwise waived by the banks and the Bank Facility Guarantors, including: (1) 100% of excess cash flow obtained by Motient Holdings, as defined; (2) the first $25.0 million net of proceeds of the lease or sale of MSAT-2 received by Motient Holdings, and thereafter 75% of the remaining proceeds received from such lease or sale (the remaining 25% may be retained by Motient Holdings for business operations); (3) 100% of the proceeds of any other asset sales by Motient Holdings; (4) 50% of the net proceeds of any offerings of Motient Holdings’ equity (the remaining 50% to be retained by for business operations); and (5) 100% of any major casualty proceeds. At such time as the Revolving Credit Facility is repaid in full, and subject to satisfaction of the restrictive payments provisions of the Notes, any prepayment amounts that would otherwise have been used to prepay the Revolving Credit Facility will be dividended to Motient Corporation. As of March 30, 2001, no amounts were available for borrowing under the Revolving Credit Facility.

  Debt Extinguishment

      In 1999, the Company raised $116 million, net of underwriting discounts and expenses, through the issuance of 7.0 million shares of common stock in a public offering. Of the net proceeds, $59 million was used to pay down a portion of the Term Loan Facility, and is not available for re-borrowing. In 2000, the Company paid down and permanently reduced the Term Loan Facility by an additional $1 million with proceeds from stock and warrant exercises, and the Revolving Credit Facility was permanently reduced by $22.8 million with a portion of the proceeds of the Satellite Ventures and Aether transactions. As a result of the permanent reductions of the Term Facility and Revolving Credit Facility, the Company recorded an extraordinary loss on extinguishment of debt of approximately $3.0 million in 2000 and $12.1 million in 1999, which reflects the write-off, on a pro-rata basis, of unamortized guarantee warrants held by certain shareholder guarantors of the Bank Financing (the “Guarantee Warrants”) and deferred financing fees associated with the placement of the Bank Financing. The Company will record an extraordinary loss on extinguishment of debt in 2001 associated with the principal repayment, discussed in Note 16.

  The Guarantees

      In connection with the Bank Financing, the Bank Facility Guarantors, current and former Motient shareholders, extended separate guarantees of the obligations of each of Motient Holdings and the Company to the banks, which on a several basis aggregated to $200 million. In their agreement with each of Motient Holdings and the Company (the “Guarantee Issuance Agreement”), the Bank Facility Guarantors agreed to make their guarantees available for the Bank Financing. In exchange for the additional risks undertaken by the Bank Facility Guarantors in connection with the Bank Financing, the Company agreed to compensate the Bank Facility Guarantors, principally in the form of 1 million additional warrants and re-pricing of 5.5 million warrants previously issued in connection with the original Bank Facility (together, the “Guarantee Warrants”). The Guarantee Warrants were issued with an exercise price of $12.51 and were valued at

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

8.  Long-Term Debt — (Continued)

approximately $17.7 million. The amounts initially assigned to the Guarantee Warrants and subsequent repricings are recorded as Common Stock Purchase Warrants and Unamortized Guarantee Warrants in the accompanying consolidated balance sheets. The amount assigned to Unamortized Guarantee Warrants is amortized to interest expense over the life of the related debt. On March 29, 1999, the Bank Facility Guarantors agreed to eliminate certain covenants contained in the Guarantee Issuance Agreement relating to earnings before interest, depreciation, amortization, and taxes (“EBITDA”) and service revenue. In exchange for this elimination of covenants, the Company agreed to re-price their Guarantee Warrants, effective April 1,1999, from $12.51 to $7.50. The value of the re-pricing was approximately $1.5 million.

      As a result of the automatic application of certain adjustment provisions following the issuance of the 7.0 million shares in the August 1999 public offering, the exercise price of the Guarantee Warrants was reduced to $7.3571 per share and the Guarantee Warrants became exercisable for an additional 126,250 shares. The additional Guarantee Warrants and re-pricing were valued at $2.4 million. Additionally, in June 2000, the Bank Facility Guarantors agreed to partially reduce the debt repayment requirements associated with the Satellite Ventures transaction. In exchange, the Company further reduced the price of the Guarantee Warrants to $6.25, which was valued at $1.4 million.

      Further, in connection with the Guarantee Issuance Agreement, the Company has agreed to reimburse the Bank Facility Guarantors in the event that the Guarantors are required to make payment under the Bank Financing guarantees, and, in connection with this reimbursement commitment has provided the Bank Facility Guarantors a junior security interest with respect to the assets of the Company, principally its stockholdings in XM Radio and Motient Holdings.

      In connection with the Bank Financing, the Company entered into an interest rate swap agreement, with an implied annual rate of 6.51%. The swap agreement reduces the impact of interest rate increases on the Term Loan Facility. The Company paid a fixed fee of approximately $17.9 million for the swap agreement. In return, the counter-party is obligated to pay a variable rate equal to LIBOR plus 50 basis points, paid on a quarterly basis directly to the respective banks on behalf of the Company, on a notional amount of $100 million until the termination date of March 31, 2001. In connection with the pay down of a portion of the Term Loan Facility during 1999, the Company reduced the notional amount of its swap agreement from $100 million to $41 million and realized net proceeds of approximately $6 million due to early termination of a portion of the swap agreement. The Company has reflected as an asset, the fee paid for the swap agreement and is included in other assets in the accompanying consolidated balance sheets. The interest rate swap fee is being amortized over the life of the swap as a component of interest expense. The Company is exposed to a credit loss in the event of non-performance by the counter party under the swap agreement. The Company does not believe there is a significant risk of non-performance as the counter party to the swap agreement is a major financial institution.

  Motorola Vendor Financing

      Motorola has entered into an agreement with the Company to provide up to $15 million of vendor financing, to finance up to 75% of the purchase price of additional network base stations. Loans under this facility bear interest at a rate equal to LIBOR plus 7.0% and will be guaranteed by the Company and each subsidiary of Motient Holdings. The terms of the facility require that amounts borrowed be secured by the equipment purchased therewith. Advances made during a quarter constitute a loan, which is then amortized on a quarterly basis over three years. As of December 31, 2000 and 1999, $8.5 million and $4.5 million respectively, was outstanding under this facility at interest rates ranging from 13.0% to 13.8% and 12.1% to 13.1%, respectively.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

8.  Long-Term Debt — (Continued)

  Deferred Trade Payables

      The Company has arranged the financing of certain trade payables, which are included in current maturities in the accompanying consolidated balance sheets. As of December 31, 2000 and 1999, $2.2 million and $4.0 million, respectively, of deferred trade payables were outstanding at rates ranging from 5.9% to 7.2% and 6.1% to 12.0%, respectively.

  Baron XM Radio Convertible Note

      In January 1999 the Company issued to Baron Asset Fund (“Baron”), a stockholder and guarantor of its bank facility, a $21.5 million note convertible into shares of common stock of XM Radio (the “Convertible Note Payable to Related Party” or “Baron XM Radio Convertible Note”.) The Company subsequently loaned approximately $21.4 million to XM Radio in exchange for XM Radio Common stock and a note convertible into XM Radio shares (the “XM Radio Note Receivable”). On October 8, 1999 XM Radio completed its initial public offering of 10.2 million shares of Class A common stock, see Note 13 below, which triggered the conversion of the XM Radio Note receivable into approximately 1.5 million shares of XM Radio Class B common stock.

      The Baron XM Radio Convertible note was indexed to XM Radio stock and thus the $50.1 million recorded in the consolidated balance sheet at December 31, 1999 reflected management’s best estimate of the fair value of the Baron XM Radio Convertible Note. Changes in the fair value of the Baron XM Radio Convertible Note were reflected in the accompanying statement of operations as an unrealized gain or loss on note payable to related party. Due to the increase in value of XM Radio stock, the Company recorded an unrealized loss of $27.4 million for the year ended December 31, 1999 on the Baron XM Radio Convertible Note. Prior to the XM Radio acquisition, the Company also recorded the XM Radio Note Receivable at management’s best estimate of its fair value, and as a result, recorded an unrealized loss on the XM Radio Note Receivable $9.9 million for the year ended December 31, 1999.

      On January 13, 2000, Baron notified the Company of its intention to exchange the Baron XM Radio Convertible Note for 1,314,914 shares of XM Radio Class B Stock. The exchange of the convertible note resulted in a gain in 2000 of approximately $36.8 million computed as the difference in the carrying value of the Baron XM Radio Convertible Note and the Company’s cost basis in XM Radio stock exchanged upon conversion of this note.

  Assets Pledged and Secured

      All wholly owned subsidiaries of the Company are subject to financing agreements that limit the amount of cash dividends and loans that can be advanced to the Company. At December 31, 2000, all of the subsidiaries’ net assets were restricted under these agreements. These restrictions will have an impact on Motient Corporation’s ability to pay dividends.

  Covenants

      The debt agreements and related Guarantee Issuance Agreement entered into by the Company contain various restrictions, covenants, defaults, and requirements customarily found in such financing agreements. Among other restrictions, these provisions include limitations on cash dividends, restrictions on transactions between Motient and its subsidiaries, restrictions on capital acquisitions, material adverse change clauses, and maintenance of specified insurance policies.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

9.  Related Parties

      In 1990, following a competitive bid process, Motient signed contracts with Hughes Aircraft, the parent company of Hughes Communications Satellite Services (“Hughes Communications”), a Motient stockholder, to construct MSAT-2 (the “Satellite Construction Contract”). The contract contains flight performance incentives payable by the Company to Hughes Aircraft if MSAT-2 performs according to the contract. As a result of certain previously-disclosed performance considerations, additional contract issues associated with the flight performance incentive payments were raised by the Company. At present, ongoing discussions are underway between the parties regarding such payments. The additional payments will range from $2.6 million to $5.9 million over the next 5 years.

      The Company has entered into various transactions and agreements with Motorola, Inc. (“Motorola”), a Motient stockholder, which include the purchase by Motient of services, network hardware and software maintenance services, facility rentals, and network gateway fees. Additionally, Motorola has provided the Vendor Financing Commitment, which will be available to finance up to 75% of the purchase price of additional network base stations (see Note 8).

      The following table represents a summary of all related party transactions.

	Years Ended December 31

	2000	1999	1998

	(in thousands)

Payments made to (from) related parties:

Additions to property and equipment	$1,662	$2,667	$4,931

Proceeds from debt issuance	—	(21,500)	(10,000)

Payments on debt obligations	3,629	1,033	10,017

Operating expenses	3,433	4,496	7,568

Net payments to (from) related parties	$8,724	$(13,304)	$12,516

Due to (from) related parties:

Operating expenses	$163	$651	$698

Baron XM Radio convertible note	—	50,138	—

Vendor financing	8,756	4,604	1,638

Satellite capacity/airtime revenue	—	(3)	(3)

Capital acquisitions	1,095	115	450

Net amounts due to related parties	$10,014	$55,505	$2,783

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

10.  Leases

Capital Leases

      The Company leases certain office equipment, ground segment equipment and switching equipment under agreements accounted for as capital leases. Assets recorded as capital leases in the accompanying balance sheets include the following:

	December 31,

	2000	1999

	(in thousands)

Ground segment equipment	$7,263	$7,263

Switch equipment	16,740	8,346

Office equipment	6,434	3,743

Less accumulated amortization	(16,116)	(8,961)

Total	$14,321	$10,391

Operating Leases

      The Company leases substantially all of its base station sites through cancelable operating leases. The majority of these leases provide for renewal options for various periods at their fair rental value at the time of renewal. In the normal course of business, the operating leases are generally renewed or replaced by other leases. Additionally, the Company leases certain facilities and equipment under arrangements accounted for as operating leases. Certain of these arrangements have renewal terms. Total rent expense, under all operating leases, approximated, $18.9 million, $12.3 million and $9.1 million in 2000, 1999 and 1998 respectively.

      At December 31, 2000, minimum future lease payments under noncancelable operating and capital leases, including XM Radio, are as follows:

	Operating	Capital

	(in thousands)

2001	$16,830	$6,274

2002	17,152	4,558

2003	16,983	5,765

2004	16,176	—

2005 and thereafter	35,069	—

Total	$102,210	16,597

Less: Interest		(2,777)

Present value of minimum lease payments		13,820

Less: Current maturities		(4,590)

Non current capital lease obligation		$9,230

      XM Radio’s future minimum annual lease payments related to noncancellable operating leases, included above, range from $11 million to $14.2 million annually for each of the five years ended December 31, 2005. For years beginning after January 1, 2006, the aggregate future minimum operating lease payments was $22.5 million.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

11.  Operating Agreements and Commitments

Joint Operating and Satellite Capacity Agreements

      The Company is party to Restoral and Capacity Agreement, dated January 8, 2001, with a Canadian entity, TMI Communications and Company, Limited Partnership (“TMI”). The parties to these agreements will provide, among other things, emergency backup and restoral services to each other during any period in which the other’s satellite is not functioning properly. Additionally, each party will be entitled to lease excess capacity from the other party’s satellite under specified terms and conditions.

Commitments

      At December 31, 2000, the Company had remaining contractual commitments to purchase eLink and other subscriber equipment inventory in the amount of $21.5 million during 2001.

      The Company also had certain other capital, advertising, and operating expense contract commitments that total approximately $2.7 million over the next 18 months.

      Subsequent to December 31, 2000, the Company entered into additional product development agreements for the purchase of engineering services and for licenses to be used in future applications of its eLink product. Additionally, should the engineering effort prove successful, the Company has committed to purchase additional subscriber inventory. These commitments, including the inventory commitment, total approximately $3.6 million and will be paid during 2001. Should the Company decide to cancel these agreements, it would incur cancellation penalties of any remaining unpaid license and non-recurring engineering fees, the cost of any non-refundable components purchased on behalf of Motient, plus fifty-percent of any remaining inventory commitment. As of March 30, 2001, this cancellation penalty would have been approximately $2.4 million.

      The aggregate fixed and determinable portion of all commitments for inventory purchases and other fixed contracts, related to the core wireless business, is $27.9 million, of which $27.4 million is due in 2001.

      Pursuant to its satellite construction contract with Boeing Satellite Systems, XM Radio expects to incur total payment obligations of $541.3 million, of which $467.6 million had been paid or accrued as of December 31, 2000. XM Radio also had commitments to certain vendors for engineering and construction services related to its terrestrial network. The total estimated contract value related to the terrestrial network was $235.5 million, of which $80.7 million had been paid or accrued as of December 31, 2000. Following commencement of commercial operations, XM Radio is obligated to make annual fixed payments to certain vendors in conjunction with long-term distribution agreements which expire 12 years from the commencement of commercial operations. Pursuant to these distribution agreements, XM Radio has annual, fixed payment obligations of $35 million for the initial four years from commencement of commercial operations. Additionally, annual fixed payment obligations beyond the initial four years range from $35 million to $130 million, and aggregate approximately $400 million. XM Radio must also share a portion of subscription revenues pursuant to the distribution agreements. XM Radio also is party to certain joint development agreements and sales, marketing and distribution agreements with future minimum payments that are not fixed or estimable but may be significant.

12.  Employee Benefits

Defined Contribution Plan

      The Company sponsors a 401(k) defined contribution plan (“401(k) Savings Plan”) in which all employees of Motient can participate. The 401(k) Savings Plan provides for (i) a Company match of employee contributions, in the form of Common Stock, at a rate of $1 for every $1 of an employee’s contribution not to exceed 4% of an employee’s eligible compensation, (ii) a discretionary annual employer

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

12.  Employee Benefits — (Continued)

non-elective contribution, (iii) the option to have plan benefits distributed in the form of installment payments, and (iv) the reallocation of forfeitures, if any, to active participants. The Company’s matching expense was $1.4 million for 2000 and $1.1 million for 1999, excluding costs incurred by XM Radio under their separate plan.

Employee Stock Purchase Plan

      The Company has an Employee Stock Purchase Plan (“Stock Purchase Plan”) to allow eligible employees to purchase shares of the Company’s Common Stock at 85% of the lower of market value on the first and last business day of the six-month option period. An aggregate of 30,687 shares, 90,867 shares, and 47,011 shares of Common Stock were issued under the Stock Purchase Plan in 2000, 1999 and 1998, respectively.

13.  Business Acquisitions and Dispositions

2000 Transactions

  Sale of Retail Transportation Business to Aether Systems

      In November 2000, the Company sold its retail transportation business to Aether Systems, Inc. Concurrently, Aether entered into two long-term, prepaid network airtime agreements with a total value of $20 million, of which $5 million was paid at closing, pursuant to which Aether will purchase airtime on the Company’s satellite and terrestrial networks. Aether also became an authorized reseller of the Company’s eLink and BlackBerry™ by Motient wireless email service offerings. Aether acquired all of the assets used or useful in the retail transportation business, and assumed the related liabilities. Aether also purchased the existing inventory in the business, and was granted a perpetual license to use and modify any intellectual property owned by or licensed to the Company in connection with the business.

      The purchase price for these assets was $45 million, plus the then-current book value of the inventory for the business. All of this amount was paid at closing, except for $10 million which was deposited in an escrow account and will be released to Motient upon satisfaction of certain criteria with respect to MobileMAX2™, and $3.7 million that was held back and will be paid to the Company upon collection of certain accounts receivable. In addition, the Company has the opportunity to receive up to an additional $22.5 million as an “earn-out” payment, subject to the satisfaction of certain operating results for the business during 2001. Of the proceeds received at closing, $20 million was used to immediately repay and permanently reduce the Revolving Credit Facility. Proceeds, if any, from the $10 million escrow and the $22.5 million earn-out will be recorded as additional purchase consideration when received and will also be used to repay and permanently reduce the Revolving Credit Facility. The net book value of assets sold to Aether was $14.3 million.

  Satellite Ventures

      In June 2000 the Company formed a new joint venture subsidiary, Satellite Ventures, in which it owns 80% of the membership interests. The remaining 20% interest in Satellite Ventures is owned by the Investors. The Investors paid $50 million to Satellite Ventures (in the aggregate), in exchange for their 20% interest. Of the $50 million payment received by Satellite Ventures, $6.0 million was retained by Satellite Ventures to fund certain research and development activities, with the remaining $44 million paid to Motient Services Inc. (“Motient Services”), which owns Motient’s satellite and related assets.

      The $44 million received by Motient Services has been allocated to the deferred revenue related to a Research and Development agreement, Asset Purchase Deposit and the Investors’ right to convert their minority interest in Satellite Ventures into shares of the Company’s common stock, based on each component’s estimated fair value. Based on an independent valuation, the Company assigned approximately

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

13.  Business Acquisitions and Dispositions — (Continued)

$18.6 million to the Investors’ conversion right, which is recorded as common stock warrants in the accompanying consolidated balance sheets. The Research and Development Agreement and Asset Purchase Deposit were assigned relative fair values of approximately $14.6 million and $10.8 million, respectively, and are reflected in the accompanying consolidated balance sheet as other long-term liabilities. The funds received pursuant to the Research and Development Agreement are being recognized as service revenue over two years.

      In connection with the Aether transaction, the Company and the other members of Satellite Ventures agreed to reduce the purchase price in the asset sale agreement between Satellite Ventures and Motient Services from $120 million to $80.5 million, plus one-half of any earn-out consideration that would have been received by Motient from Aether. This adjustment was made to account for the fact that the Company received consideration in the Aether transaction in exchange for assets which otherwise would have been available to be acquired by Satellite Ventures.

1999 Transactions

      On July 7, 1999, the Company acquired all outstanding debt and equity interests in XM Radio from the other investor, other than a $75 million loan from the other investor in XM Radio, in exchange for approximately 8.6 million shares of the Company’s common stock (the “XM Acquisition”). The total consideration given for the purchase of XM Radio was $129 million. The Company also incurred approximately $0.9 million for certain acquisition related expenses. In conjunction with the XM Acquisition, XM Radio was recapitalized and issued an $82 million convertible note receivable to the Company. This note was convertible into Class B common shares of XM Radio and was subsequently converted, see below. Concurrently with this transaction, XM Radio issued $250 million of Series A subordinated convertible notes to several new strategic and financial investors, including General Motors Corporation, Clear Channel Investments, DIRECTV, Telcom Ventures, Columbia Capital and Madison Dearborn Partners. XM Radio used $75 million of the proceeds from these notes to repay the outstanding loan payable to the former investor. As a result of these transactions, the Company owned all of the issued and outstanding stock of XM Radio as of July 7, 1999.

      On October 8, 1999, XM Radio consummated an initial public offering (IPO) of 10.2 million shares of its Class A Common Stock. The initial public offering price was $12 per share. The Company purchased 200,000 shares of XM Radio Class A Common Stock from the underwriters at the IPO price of $12 per share. As a result of the IPO, all of the Company’s convertible notes of XM Radio were automatically converted into approximately 11 million shares of XM Radio Class B common stock. Class B shares have three-for-one voting rights. Additionally, the $250 million Series A convertible notes of XM Radio converted into approximately 10.8 million shares of Series A Convertible Preferred Stock of XM Radio and approximately 16.2 million shares of Class A Common Stock of XM Radio at a conversion price of $9.52.

      Prior to July 7, 1999, the Company’s proportionate share of XM Radio’s losses were included in the accompanying statement of operations pursuant to the equity method of accounting. In connection with the XM Acquisition, the Company was required to restate its financial statements for the year ended December 31, 1998 and for the quarter ended March 31, 1999 to record its share of XM Radio losses previously suspended under the equity method of accounting. This resulted in the Company recording additional losses of approximately $12.6 million for the year ended December 31, 1998, and $3.5 million for the quarter ended March 31, 1999. The acquisition was accounted for under the purchase method of accounting for business combinations. The purchase price was assigned to the assets and liabilities of XM Radio based on their estimated fair values on the date of the acquisition. Subsequent to the date of acquisition and upon valuation of certain intangibles and licenses, the fair value of the assets acquired in excess of the purchase price was $3.2 million was allocated proportionately to the non-current assets acquired in the acquisition. The results of

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

13.  Business Acquisitions and Dispositions — (Continued)

XM Radio are included in the consolidated financial statements as of the effective date of the acquisition, July 7, 1999 through December 31, 1999, and for all of 2000.

      On a pro forma basis, assuming the XM Acquisition had been consummated on January 1 of each of the periods presented, the following results would have been reflected. The pro forma results are based on historical information and do not necessarily reflect the actual results that would have occurred if the combination occurred at the beginning of each year presented, nor reflects the future results of the combined entity.

	1999	1998

	(in thousands, except
	per share data)
	$91,071	$87,221

Loss before extraordinary item	(320,467)	—

Net Loss	(332,599)	(154,063)

Loss per share	(7.53)	(3.94)

1998 Transactions

      On March 31, 1998, the Company acquired Motient Communications Inc. (formerly ARDIS Company) for a purchase price of approximately $50 million in cash and $50 million in the Company’s Common Stock (the “Motient Communications Acquisition”). The purchase method of accounting for business combinations was used for the recording of this acquisition. The operating results of Motient Communications were included in the Company’s consolidated statements of operations from the date of acquisition. The purchase price for the net assets acquired was allocated ($1.6) million to net current assets and net current liabilities, $50.4 million to property and equipment, $49.4 million to FCC licenses and $1.3 million to goodwill. Additionally, the Company incurred acquisition costs of approximately $2.6 million and recorded additional liabilities of approximately $2.3 million. The combination of the operations of the Company and Motient Communications provided pro forma revenue of $97.1 million, pro forma net loss of ($164.2) million, and pro forma loss per common share of ($5.11) for 1998. The pro forma information is provided as if the acquisition had occurred at the beginning of 1998.

14.  Legal and Regulatory Matters

      Like other mobile service providers in the telecommunications industry, the Company is subject to substantial domestic, foreign and international regulation including the need for regulatory approvals to operate and expand the satellite network and operate and modify subscriber equipment.

      The ownership and operation of the mobile satellite services system and ground-based two-way wireless data system are subject to the rules and regulations of the FCC, which acts under authority granted by the Communications Act and related federal laws. Among other things, the FCC allocates portions of the radio frequency spectrum to certain services and grants licenses to and regulates individual entities using the spectrum. Motient operates pursuant to various licenses granted by the FCC.

      The successful operation of the satellite network is dependent on a number of factors, including the amount of L-band spectrum made available to the Company pursuant to an international coordination process. The United States is currently engaged in an international process of coordinating the Company’s access to the spectrum that has been assigned to the Company by the FCC. This international coordination process is not yet complete. In the absence of a coordination agreement, Motient must operate its system on a non-interference basis. The inability of the United States government to secure sufficient spectrum could have an adverse effect on the Company’s financial position, results of operations and cash flows.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

14.  Legal and Regulatory Matters — (Continued)

      The Company has the necessary regulatory approvals, some of which are pursuant to special temporary authority, to continue its operations as currently contemplated. The Company has filed applications with the FCC and expects to file applications in the future with respect to the continued operations, change in operation and expansion of the network and certain types of subscriber equipment. Certain of the Company’s applications pertaining to future service have been opposed. While the Company, for various reasons, believes that it will receive the necessary approvals on a timely basis, it cannot be assured that the requests will be granted, will be granted on a timely basis or will be granted on conditions that are favorable to the Company. Any significant changes to the applications resulting from the FCC’s review process or any significant delay in their approval could adversely affect the Company’s financial position, results of operations and cash flows.

      On November 30,1999, the FCC granted two applications to use TMI’s Canadian-licensed system to provide service in the United States to up to 125,000 mobile terminals. TMI’s system operates in the MSS L-Band and has a satellite footprint that covers the United States. Motient appealed the FCC’s grant of these applications to the United States Court of Appeals for the D.C. Circuit. The United States Court of Appeals affirmed the FCC’s decision. TMI’s entry into the domestic U.S. marketplace provides additional competition to Motient and may increase TMI’s demand for spectrum in the international coordination process. The FCC is also currently considering applications to access the Inmarsat satellite system in the L-band to provide mobile satellite service in the United States. The grant of any of these applications would provide additional competition and may further adversely impact Motient’s ability to coordinate spectrum access.

      Motient is authorized to build, launch, and operate three geosynchronous satellites in accordance with a specific schedule. The Company is not in compliance with the schedule for commencement and construction of its second and third satellites and has petitioned the FCC for changes to the schedule. Certain of these extension requests have been opposed by third parties. The FCC has not acted on the Company’s requests. The FCC has the authority to revoke the authorizations for the second and third satellites and in connection with such revocation could exercise its authority to rescind the Company’s license. The Company believes that the exercise of such authority to rescind the license is unlikely. The term of the license for each of the Company’s three authorized satellites is ten years, beginning when the Company certifies that the respective satellite is operating in compliance with the Company’s license. The ten-year term of MSAT-2 began August 21, 1995. Although the Company anticipates that the authorization for MSAT-2 is likely to be extended in due course to correspond to the useful life of the satellite and a new license granted for any replacement satellites, there is no assurance of such extension or grants.

      In the first quarter of 2001, the Company applied to assign its existing FCC licenses, authorizations and pending applications relating to its satellite operations to a new company, Mobile Satellite Ventures Subsidiary LLC (“MSV Sub”), that will be a wholly owned subsidiary of Satellite Ventures. In this application, the Company also sought FCC authority to launch and operate a next-generation mobile satellite system, which will include the deployment of satellites and terrestrial base stations operating in the same frequencies as an integrated network.

      XM Radio is also subject to the rules and regulations of the FCC. The FCC has established certain system development milestones that must be met in order for XM Radio to maintain its license to operate its satellite system. XM Radio believes it is in compliance with the FCC milestones.

      One of the bidders for the DARS licenses filed an Application for Review with the FCC of the Licensing Order which granted XM Radio its FCC license. The Application for Review alleges that a prior XM Radio shareholder had effectively taken control of XM Radio without the approval of the FCC. The FCC or the U.S. Court of Appeals has the authority to overturn the award of the FCC license to XM Radio. XM Radio believes that it should be able to maintain its FCC license since the party referenced is no longer a stockholder of XM Radio. XM Radio is unable to predict the outcome of this Application for Review.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

14.  Legal and Regulatory Matters — (Continued)

      In January 1999, a competitor of XM Radio, Sirius Radio, filed an action against XM Radio for patent infringement. In February 2000, this suit was resolved in accordance with the terms of a joint development agreement between XM Radio and Sirius Radio in which both companies agreed to cross-license their respective intellectual property. If this agreement is terminated due to XM Radio failing to perform on a material covenant or obligation, the suit could be filed again.

15.  Supplemental Cash Flow Information

	Years Ended December 31,

	2000	1999	1998

	(in thousands)

Cash payments for interest	$52,568	$43,590	$32,198

Noncash investing and financing activities:

Leased asset and related obligations	11,238	204	648

Issuance of Common Stock for acquisitions	—	129,213	49,781

Issuance of Restricted Stock	—	190	1,780

Cancellation of Restricted Stock	(1,053)	(504)	—

Additional deferred compensation on non-cash compensation	951	5,322	—

Issuance and repricing of Common Stock Purchase Warrants	6,202	4,290	26,210

Capital gain in connection with the sale of stock by XM Radio	129,545	80,663	—

Conversion of the XM Radio Note Receivable	—	13,038	—

Non-cash interest capitalized by XM Radio	16,302	—	—

XM Radio accrued system milestone payments	30,192	15,500	—

Vendor financing for property in service	6,937	4,191	1,628

Use of deposit for XM Radio terrestrial repeater contract	3,422	—	—

Issuance of Common Stock under the Defined Contribution Plan	1,131	1,115	848

      In connection with the partial pay downs of the Term Loan Facility and Revolver Loan Facilities, the Company’s extraordinary loss on extinguishment of debt includes a pro-rata portion of the $2.4 million of deferred financing fees associated with the placement of the Bank Facility and a pro-rata portion of the $9.7 million of Guarantee Warrants held by shareholder guarantors of the Bank Facility.

16.  Subsequent Events

  Core Wireless Business

      As noted above, in January and February 2001, the Company sold, in two separate transactions, 2 million shares of its XM Radio Class A Common Stock, at an average price of $16.77 per share, for total proceeds of $33.5 million. Approximately $8.5 million of the proceeds were used to repay and permanently reduce the Term Facility. In exchange for the guarantors agreeing to waive certain debt repayment obligations for the second sale of shares, the Company and the Guarantors have agreed that the first $16.5 million of proceeds received from the earlier of (i) the closing of the Satellite Ventures transaction and (ii) any other stated reduction event to occur in the year 2002 will be used to pay down the bank financing.

      In January 2001, the Company entered into an agreement, subject to certain conditions, to amend in several respects the terms of its June 2000 transaction involving Satellite Ventures. First, the Investors agreed, subject to certain conditions including approvals by the FCC, to invest an additional $50 million to become (in the aggregate) the owners of 40% of the outstanding interests of Satellite Ventures. The Investors will also have an option, exercisable through June 29, 2002, for an additional $40 million, to increase their ownership in Satellite Ventures to 50.66% (with each individual Investor’s stake being less than 20%). Second, upon closing

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

16.  Subsequent Events — (Continued)

of the transaction, TMI will contribute its satellite communications business assets to Satellite Ventures, along with Motient’s satellite business assets. TMI will become the owner of approximately 27% of the outstanding equity of Satellite Ventures and will also receive a cash payment of $7.5 million, as well as a $11.5 million 5-year note.

      Upon closing of these transactions, the Company will sell its remaining satellite assets to Satellite Ventures, in exchange for a cash payment of $45 million and a 5-year, $15 million note. Upon Closing, the Company will own approximately 33% of the outstanding interests and be the largest single shareholder of Satellite Ventures. A portion of Satellite Ventures’ cash payment to TMI at closing will be funded by the Company’s loan of $2.5 million, in exchange for a note back in the same amount.

      Under the original transaction, at any time until June 29, 2002, the Investors had certain rights to elect to convert their interests in Satellite Ventures into shares of Motient’s common stock at a conversion price which will be set at the time of exercise, between $12 and $20 per share, as specified in the June Investment Agreement. As part of the January agreement, this right remains in place, but is limited to an aggregate of $55 million.

      Under the terms of the bank facility waivers received by Motient in connection with the January 2001 agreement, half of all amounts to be received by Motient from Satellite Ventures in connection with Motient’s sale of its satellite business assets to Satellite Ventures, including the $45 million in cash and $15 million note receivable, will be used to repay outstanding amounts, and permanently reduce commitments, under Motient’s revolving credit facility.

      The consummation of the transactions is subject to receipt of all necessary regulatory governmental approvals and consents, including, for example, approvals under the Hart-Scott-Rodino Antitrust Improvements Act, and FCC approvals with respect to both the transfer of Motient’s FCC licenses and Satellite Ventures’ plans for a new generation integrated satellite-terrestrial system, approvals by Canadian regulatory authorities with respect to the transfer of TMI’s communications licenses to the new venture, and other customary conditions relating to due diligence review, third party consents, and similar matters. Beginning in January 2002, if certain closing conditions have not occurred, the Company and TMI have certain rights to require the closing to proceed at such time, and if less than all of the Investors participate at such time, the Company and TMI may, under certain circumstances, purchase the interests in Satellite Ventures that would have otherwise been acquired by any such non-participating Investors.

      On April 2, 2001, Motient entered into an agreement for financing in the amount of $25 million from Rare Medium Group, Inc. (“Rare”) in the form of a note payable at 12.5% annual interest with a maturity date. Additionally, the Company has the ability to receive up to an additional $25 million of funding, on comparable terms, the amount of which will be based on the market price of XM Radio stock. The notes are collateralized by up to 5 million of the Company’s XM Radio shares, and Rare has the option to exchange the notes for a number of XM Radio shares equivalent to the principal of the note plus any accrued interest thereon. Of the first $25 million received by the Company, the Company used $6.1 million to repay and permanently reduce its Term Facility and $14.4 million is subject to availability upon the approval of the Guarantors.

  XM Radio

      In March 2001, XM Radio completed a follow-on offering of 7.5 million shares of Class A common stock, which yielded net proceeds of $71.9 million, and a concurrent offering of 7.75% convertible subordinated notes due 2006, convertible into shares of Class A common stock at a conversion price of $12.22 per share, which yielded net proceeds of $120.7 million.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

17.  Financial Statements of Subsidiaries

      In connection with the Company’s acquisition of Motient Communications on March 31, 1998, and related financing discussed above, the Company formed a new wholly-owned subsidiary, Motient Holdings. The Company contributed all of its inter-company notes receivables and transferred its rights, title and interests in Motient Services Inc. and Motient Communications Inc. (together, the “Subsidiary Guarantors”) to Motient Holdings, and Motient Holdings was the acquirer of Motient Communications Inc. and the issuer of the Senior Notes. Motient Corporation (“Motient Parent”) is a guarantor of the Senior Notes. The Senior Notes contain covenants that, among other things, limit the ability of Motient Holdings and its Subsidiaries to incur additional indebtedness, pay dividends or make other distributions, repurchase any capital stock or subordinated indebtedness, make certain investments, create certain liens, enter into certain transactions with affiliates, sell assets, enter into certain mergers and consolidations, and enter into sale and leaseback transactions.

      The Senior Notes are jointly and severally guaranteed on full and unconditional basis by the Subsidiary Guarantors and Motient Parent. The following unaudited condensed consolidating information for these entities presents:

•	Condensed consolidating balance sheets as of December 31, 2000 and 1999, the condensed consolidating statements of operations and cash flows for the years ended December 31, 2000, 1999, and 1998, and the condensed consolidating statements of stockholders’ (deficit) equity for the period January 1, 1998 through December 31, 2000.

•	Elimination entries necessary to combine the entities comprising Motient.

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Balance Sheet

As of December 31, 2000
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient	Motient	XM
	Guarantors	Holdings	Eliminations	Holdings	Parent	Radio	Eliminations

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,520	$—	$—	$2,520	$—	$224,903	—

Accounts receivable – trade, net	14,421	—	—	14,421	—	—	—

Inventory	16,990	—	—	16,990	—	—	—

Restricted short-term investments	—	20,709	—	20,709	—	95,277	—

Investment in/due from subsidiary	502	130,856	(130,856)	502	(253,310)	—	253,310

Other current assets	21,423	—	––	21,423	857	8,815	—

Total current assets	55,856	151,565	(130,856)	76,565	(252,453)	328,995	253,310

PROPERTY AND EQUIPMENT — NET	127,044	—	(10,843)	116,201	—	59,505	—

XM RADIO SYSTEM UNDER CONSTRUCTION	—	—	—	—	—	805,563	(5,081)

GOODWILL AND INTANGIBLES — NET	51,842	—	—	51,842	—	24,001	(13,375)

INVESTMENT IN XM RADIO	—	—	—	—	288,064	—	(288,064)

RESTRICTED INVESTMENTS	2	582	—	584	10,633	65,889	—

DEFERRED CHARGES AND OTHER ASSETS — NET	28,130	18,177	—	46,307	(6,037)	9,265	—

Total assets	$262,874	$170,324	$(141,699)	$291,499	$40,207	$1,293,218	$(53,210)

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$26,628	$11,029	$—	$37,657	$1,323	$66,769	$—

Obligations under capital leases due within one year	4,034	—	—	4,034	—	556	—

Current portion long-term debt	6,458	—	—	6,458	—	—	—

Deferred revenue and other liabilities	17,676	—	—	17,676	—	441	—

Total current liabilities	54,796	11,029	—	65,825	1,323	67,766	—

DUE TO PARENT/ AFFILIATE	808,570	—	(808,633)	(63)	—	63	—

LONG-TERM LIABILITIES:

Note payable to/from Issuer/ Parent	—	14,000	—	14,000	(14,000)	—	—

Obligations under Bank Financing	—	71,250	—	71,250	40,000	—	—

Senior Notes, net of discount	—	328,474	—	328,474	—	261,298	—

Other long-term debt	4,246	—	—	4,246	—	—	—

Capital lease obligations	7,863	—	—	7,863	—	1,367	—

Deferred revenue and other liabilities	54,333	—	—	54,333	—	6,772	—

Total long-term liabilities	66,442	413,724	—	480,166	26,000	269,437	—

Total liabilities	929,808	424,753	(808,633)	545,928	27,323	337,266	—

MINORITY INTEREST	—	—	—	—	—	—	648,313

STOCKHOLDERS’ EQUITY (DEFICIT)	(666,934)	(254,429)	666,934	(254,429)	12,884	955,952	(701,523)

Total liabilities, minority interest and stockholders’ equity (deficit)	$262,874	$170,324	$(141,699)	$291,499	$40,207	1,293,218	$(53,210)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Consolidated
Motient
Parent

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$227,423

Accounts receivable – trade, net	14,421

Inventory	16,990

Restricted short-term investments	115,986

Investment in/due from subsidiary	502

Other current assets	31,095

Total current assets	406,417

PROPERTY AND EQUIPMENT — NET	175,706

XM RADIO SYSTEM UNDER CONSTRUCTION	800,482

GOODWILL AND INTANGIBLES — NET	62,468

INVESTMENT IN XM RADIO	—

RESTRICTED INVESTMENTS	77,106

DEFERRED CHARGES AND OTHER ASSETS — NET	49,535

Total assets	$1,571,714

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$105,749

Obligations under capital leases due within one year	4,590

Current portion long-term debt	6,458

Deferred revenue and other liabilities	18,117

Total current liabilities	134,914

DUE TO PARENT/ AFFILIATE	—

LONG-TERM LIABILITIES:

Note payable to/from Issuer/ Parent	—

Obligations under Bank Financing	111,250

Senior Notes, net of discount	589,772

Other long-term debt	4,246

Capital lease obligations	9,230

Deferred revenue and other liabilities	61,105

Total long-term liabilities	775,603

Total liabilities	910,517

MINORITY INTEREST	648,313

STOCKHOLDERS’ EQUITY (DEFICIT)	12,884

Total liabilities, minority interest and stockholders’ equity (deficit)	$1,571,714

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Balance Sheet

As of December 31, 1999
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$776	$—	$—	$776

Short-term investments	—	—	—	—

Accounts receivable — net	16,594	—	—	16,594

Inventory	28,616	—	—	28,616

Restricted short-term investments	—	41,038	—	41,038

Other current assets	9,455	—	—	9,455

Total current assets	55,441	41,038	—	96,479

PROPERTY AND EQUIPMENT — NET	126,914	—	(12,949)	113,965

XM RADIO SYSTEM UNDER CONSTRUCTION	—	—	—	—

GOODWILL AND INTANGIBLES — NET	51,158	—	—	51,158

INVESTMENT IN XM RADIO	—	—	—	—

INVESTMENT IN/ DUE FROM SUBSIDIARY	—	176,450	(176,450)	—

RESTRICTED INVESTMENTS	320	18,360	—	18,680

DEFERRED CHARGES AND OTHER ASSETS — NET	2,977	26,507	—	29,484

Total assets	$236,810	$262,355	$(189,399)	$309,766

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$31,073	$10,866	$—	$41,939

Obligations under capital leases due within one year	5,982	—	—	5,982

Current portion long-term debt	5,960	—	—	5,960

Other current liabilities	—	—	—	—

Total current liabilities	43,015	10,866	—	53,881

DUE TO PARENT/ AFFILIATE	769,564	—	(769,626)	(62)

LONG-TERM LIABILITIES:

Note payable to/from Issuer/ Parent	—	14,000	—	14,000

Obligations under Bank Financing	—	44,000	—	44,000

Senior Notes, net of discount	—	327,576	—	327,576

Other long-term debt	2,535	—	—	2,535

Capital lease obligations	35	—	—	35

Net assets acquired in excess of purchase price	1,333	—	—	1,333

Other long-term liabilities	555	—	—	555

Total long-term liabilities	4,458	385,576	—	390,034

Total liabilities	817,037	396,442	(769,626)	443,853

MINORITY INTEREST	—	—	—	—

STOCKHOLDERS’ EQUITY (DEFICIT)	(580,227)	(134,087)	580,227	(134,087)

Total liabilities, minority interest, and Stockholders’ equity (deficit)	$236,810	$262,355	$(189,399)	$309,766

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Consolidated
	Motient			Motient
	Parent	XM Radio	Eliminations	Parent

	ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$—	$50,698	$—	$51,474

Short-term investments	—	69,472	—	69,472

Accounts receivable — net	—	—	—	16,594

Inventory	—	—	—	28,616

Restricted short-term investments	—	—	—	41,038

Other current assets	2,568	1,077		13,100

Total current assets	2,568	121,247	—	220,294

PROPERTY AND EQUIPMENT — NET	—	2,551	—	116,516

XM RADIO SYSTEM UNDER CONSTRUCTION	—	362,358	(5,080)	357,278

GOODWILL AND INTANGIBLES — NET	—	25,380	(14,327)	62,211

INVESTMENT IN XM RADIO	190,757	—	(190,757)	—

INVESTMENT IN/ DUE FROM SUBSIDIARY	(148,913)	—	148,913	—

RESTRICTED INVESTMENTS	12,429	—	—	31,109

DEFERRED CHARGES AND OTHER ASSETS — NET	(10,597)	3,653	—	22,540

Total assets	$46,244	$515,189	$(61,251)	809,948

	LIABILITIES AND STOCKHOLDERS’ (DEFICIT)

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$1,266	$24,680	$—	67,885

Obligations under capital leases due within one year	—	172	—	6,154

Current portion long-term debt	—	—	—	5,960

Other current liabilities	—	1,646	—	1,646

Total current liabilities	1,266	26,498	—	81,645

DUE TO PARENT/ AFFILIATE	(14,934)	62	14,934	—

LONG-TERM LIABILITIES:

Note payable to/from Issuer/ Parent	(14,000)	—	—	—

Obligations under Bank Financing	41,000	—	—	85,000

Senior Notes, net of discount	—	—	—	327,576

Other long-term debt	50,138	—	—	52,673

Capital lease obligations	—	212	—	247

Net assets acquired in excess of purchase price	—	—	—	1,333

Other long-term liabilities	—	3,400	—	3,955

Total long-term liabilities	77,138	3,612	—	470,784

Total liabilities	63,470	30,172	14,934	552,429

MINORITY INTEREST	—	—	274,745	274,745

STOCKHOLDERS’ EQUITY (DEFICIT)	(17,226)	485,017	(350,930)	(17,226)

Total liabilities, minority interest, and Stockholders’ equity (deficit)	$46,244	$515,189	$(61,251)	$809,948

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Operations

Year ended December 31, 2000
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings

REVENUES

Services	$73,479	$—	$—	$73,479

Sales of equipment	26,372	—	—	26,372

Total Revenues	99,851		—	99,851
COSTS AND EXPENSES

Cost of service and operations	75,528	—	—	75,528

Cost of equipment sold	32,843	—	—	32,843

Sales and advertising	35,337	—	—	35,337

General and administrative	20,260	1,348	—	21,608

Depreciation and amortization	34,295	—	—	34,295

Operating Loss	(98,412)	(1,348)	—	(99,760)

Interest and Other Income	583	18,357	(15,747)	3,193

Interest Expense	(17,984)	(55,346)	15,747	(57,583)

Gain on sale of transportation assets	5,691	—	—	5,691

Gain on Note Payable to Related Party	—	—	—	—

Minority Interest in Loss of Subsidiaries	—	—	—	—

Equity in Loss of Subsidiaries	—	(110,122)	110,122	—

Net Loss before Extraordinary Item, Preferred Dividend, and Beneficial Conversion Charge	(110,122)	(148,459)	110,122	(148,459)

Extraordinary Loss on Extinguishment of Debt	—	(2,900)	—	(2,900)

Net Loss	(110,122)	151,359)	110,122	(151,359)

XM Radio Beneficial Conversion Charge	—	—	—	—

XM Radio Preferred Stock Dividend Requirement	—	—	—	—

Net Loss Attributable to Common Shareholders	$(110,122)	$(151,359)	$110,122	$(151,359)

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Consolidated
	Motient			Motient
	Parent	XM Radio	Eliminations	Parent

REVENUES

Services	$1,200	$—	$(1,200)	$73,479

Sales of equipment	—	—	—	26,372

Total Revenues	1,200	—	(1,200)	99,851
COSTS AND EXPENSES

Cost of service and operations	—	—	—	75,528

Cost of equipment sold	—	—	—	32,843

Sales and advertising	117	—	—	35,454

General and administrative	1,125	76,110	(1,217)	97,626

Depreciation and amortization	—	3,369	1,148	38,812

Operating Loss	(42)	(79,479)	(1,131)	(180,412)

Interest and Other Income	1,375	27,606	(795)	31,379

Interest Expense	(5,667)	—	795	(62,455)

Gain on sale of transportation assets	—	—	—	5,691

Gain on Note Payable to Related Party	36,779	—	—	36,779

Minority Interest in Loss of Subsidiaries	—	—	33,429	33,429

Equity in Loss of Subsidiaries	(170,934)	—	170,934	—

Net Loss before Extraordinary Item, Preferred Dividend, and Beneficial Conversion Charge	(138,489)	(51,873)	203,232	(135,589)

Extraordinary Loss on Extinguishment of Debt	(135)	—	—	(3,035)

Net Loss	(138,624)	(51,873)	203,232	(138,624)

XM Radio Beneficial Conversion Charge	—	(134,253)	89,815	(44,438)

XM Radio Preferred Stock Dividend Requirement	—	(15,212)	10,131	(5,081)

Net Loss Attributable to Common Shareholders	$(138,624)	$(201,338)	$303,178	$(188,143)

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Operations

Year ended December 31, 1999
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient	Motient
	Guarantors	Holdings	Eliminations	Holdings	Parent	XM Radio	Eliminations

REVENUES

Services	$67,653	$—	$—	$67,653	$1,200	$—	$(1,200)

Sales of equipment	23,418	—	—	23,418	—	—	—

Total Revenues	91,071	—	—	91,071	1,200	—	(1,200)
COSTS AND EXPENSES

Cost of service and operations	69,258	—	—	69,258	—	—	—

Cost of equipment sold	29,527	—	—	29,527	—	—	—

Sales and advertising	23,000	—	—	23,000	125	—	—

General and administrative	18,434	1,391	—	19,825	850	20,861	(1,200)

Satellite and related asset impairment charge	97,419	—	—	97,419	—	—	—

Depreciation and amortization	54,923	—	—	54,923	—	1,385	(510)

Operating Loss	(201,490)	(1,391)	—	(202,881)	225	(22,246)	510

Interest And Other Income	344	20,145	(15,416)	5,073	4,536	2,837	(3,982)

Unrealized Loss On Note receivable From XM Radio	—	—	—	—	(9,919)	—	—

Unrealized Loss On Note Payable To Related Party	—	—	—	—	(27,399)	—	—

Minority Interest	—	—	—	—	—	—	7,067

Equity In Loss Of Subsidiaries	—	(218,444)	218,444	—	(276,113)	—	269,421

Interest Expense	(17,298)	(51,357)	15,416	(53,239)	(10,129)	(9,120)	6,560

Loss Before Extraordinary Item	(218,444)	(251,047)	218,444	(251,047)	(318,799)	(28,529)	279,576

Extraordinary Loss Of Extinguishment On Debt	—	—	—	—	(12,132)	—	—

Net Loss	$(218,444)	$(251,047)	$218,444	$(251,047)	$(330,931)	$(28,529)	$279,576

[Additional columns below]

[Continued from above table, first column(s) repeated]

Consolidated
Motient
Parent

REVENUES

Services	$67,653

Sales of equipment	23,418

Total Revenues	91,071
COSTS AND EXPENSES

Cost of service and operations	69,258

Cost of equipment sold	29,527

Sales and advertising	23,125

General and administrative	40,336

Satellite and related asset impairment charge	97,419

Depreciation and amortization	55,798

Operating Loss	(224,392)

Interest And Other Income	8,464

Unrealized Loss On Note receivable From XM Radio	(9,919)

Unrealized Loss On Note Payable To Related Party	(27,399)

Minority Interest	7,067

Equity In Loss Of Subsidiaries	(6,692)

Interest Expense	(65,928)

Loss Before Extraordinary Item	(318,799)

Extraordinary Loss Of Extinguishment On Debt	(12,132)

Net Loss	$(330,931)

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Operations

Year ended December 31, 1998
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings

REVENUES

Services	$57,994	$—	—	$57,994

Sales of equipment	29,227	—	—	29,227

Total Revenues	87,221	—	—	87,221
COSTS AND EXPENSES

Cost of service and operations	55,781	—	—	55,781

Cost of equipment sold	30,449	—	—	30,449

Sales and advertising	19,038	—	—	19,038

General and administrative	17,355	110	—	17,465

Depreciation and amortization	53,233	—	—	53,233

Operating Loss	(88,635)	(110)	—	(88,745)

INTEREST AND OTHER INCOME	319	14,908	(11,615)	3,612

EQUITY IN LOSS OF SUBSIDIARIES	—	(116,332)	116,332	—

INTEREST EXPENSE	(28,016)	(36,259)	11,615	(52,660)

NET LOSS	$(116,332)	$(137,793)	$116,332	$(137,793)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Consolidated
	Motient		Motient
	Parent	Eliminations	Parent

REVENUES

Services	$1,200	$(1,200)	$57,994

Sales of equipment	—	—	29,227

Total Revenues	1,200	(1,200)	87,221
COSTS AND EXPENSES

Cost of service and operations	—	—	55,781

Cost of equipment sold	—	—	30,449

Sales and advertising	121	—	19,159

General and administrative	1,066	(1,199)	17,332

Depreciation and amortization	—	(526)	52,707

Operating Loss	13	525	(88,207)

INTEREST AND OTHER INCOME	8,472	(7,712)	4,372

EQUITY IN LOSS OF SUBSIDIARIES	(150,753)	137,793	(12,960)

INTEREST EXPENSE	(8,298)	7,187	(53,771)

NET LOSS	$(150,566)	$137,793	$(150,566)

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statements of Stockholders’ Equity (Deficit)

For the Period from December 31, 1997 through December 31, 2000
(unaudited)
(in thousands)

Consolidated
	Subsidiary	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings

Balance, December 31, 1997	$(355,320)	$—	$—	$(355,320)

Capitalization of Motient Holdings	—	201,580	355,320	556,900

Acquisition of Motient Communications	109,869	—	(109,869)	—

Issuance of common stock	—	—	—	—

Issuance of common stock purchase warrant	—	—	—	—

Amortization of Guarantee Warrants	—	—	—	—

Amortization of compensation expense	—	—	—	—

Net loss	(116,332)	(137,793)	116,332	(137,793)

Balance, December 31, 1998	(361,783)	63,787	361,783	63,787

Issuance of common stock	—	—	—	—

Acquisition of XM Radio	—	—	—	—

Investment in Motient Holdings	—	53,173	—	53,173

Common stock issued in public offering	—	—	—	—

Amortization of Guarantee Warrants	—	—	—	—

Initial Public offering	—	—	—	—

Conversion of Series A convertible debt	—	—	—	—

Conversion of subordinated convertible notes payable to Motient	—	—	—	—

Issuance of shares to key executive	—	—	—	—

Increase in FCC license, goodwill and intangibles from Motient acquisition	—	—	—	—

Charge for beneficial conversion feature of note issued to Motient	—	—	—	—

Non-cash stock compensation

Guarantee Warrants revaluation	—	—	—	—

Reduction of Guarantee Warrants for extinguishment of debt	—	—	—	—

Capital gain in connection with sale of stock by XM Radio	—	—	—	—

Net Loss	(218,444)	(251,047)	218,444	(251,047)

Balance, December 31, 1999	(580,227)	(134,087)	580,227	(134,087)

Issuance of common stock	—	—	—	—

Investment in subsidiary	23,415	31,017	(23,415)	31,017

Reduction of Guarantee Warrants for extinguishment of debt	—	—	—	—

Amortization of Guarantee Warrants	—	—	—	—

Capital gain in connection with sale of stock by XM Radio	—	—	—	—

Issuance of warrants to purchase common Stock	—	—	—	—

Issuance of Satellite Ventures investors’ option to convert to Motient common stock	—	—	—	—

Non-cash stock compensation	—	—	—	—

Sale of convertible redeemable preferred Stock	—	—	—	—

Net Loss	(110,122)	(151,359)	110,122	(151,359)

Balance, December 31, 2000	$(666,934)	$(254,429)	$666,934	$(254,429)

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Consolidated
	Motient			Motient
	Parent	XM Radio	Eliminations	Parent

Balance, December 31, 1997	$46,131	$8,984	$346,336	$46,131

Capitalization of Motient Holdings	—	—	(556,900)	—

Acquisition of Motient Communications	—	—	—	—

Issuance of common stock	51,042	—	—	51,042

Issuance of common stock purchase warrant	8,490	—	—	8,490

Amortization of Guarantee Warrants	7,628	—	—	7,628

Amortization of compensation expense	252	—	—	252

Net loss	(150,566)	(16,167)	153,960	(150,566)

Balance, December 31, 1998	(37,023)	(7,183)	(56,604)	(37,023)

Issuance of common stock	7,380	304	(304)	7,380

Acquisition of XM Radio	129,213	—	—	129,213

Investment in Motient Holdings	—	—	(53,173)	—

Common stock issued in public offering	115,989	—	—	115,989

Amortization of Guarantee Warrants	7,372	—	—	7,372

Initial Public offering	—	114,134	(114,134)	—

Conversion of Series A convertible debt	—	246,349	(246,349)	—

Conversion of subordinated convertible notes payable to Motient	—	106,955	(106,955)	—

Issuance of shares to key executive	—	140	(140)	—

Increase in FCC license, goodwill and intangibles from Motient acquisition	—	51,624	(51,624)	—

Charge for beneficial conversion feature of note issued to Motient	—	5,520	(5,520)	—

Non-cash stock compensation		4,070	(4,070)	—

Guarantee Warrants revaluation	440	—	—	440

Reduction of Guarantee Warrants for extinguishment of debt	9,671	—	—	9,671

Capital gain in connection with sale of stock by XM Radio	80,663	—	—	80,663

Net Loss	(330,931)	(36,896)	287,943	(330,931)

Balance, December 31, 1999	(17,226)	485,017	(350,930)	(17,226)

Issuance of common stock	6,745	133,235	(133,235)	6,745

Investment in subsidiary	—	—	(31,017)	—

Reduction of Guarantee Warrants for extinguishment of debt	2,390	—	—	2,390

Amortization of Guarantee Warrants	5,842	—	—	5,842

Capital gain in connection with sale of stock by XM Radio	129,545	—	—	129,545

Issuance of warrants to purchase common Stock	4,850	63,536	(63,536)	4,850

Issuance of Satellite Ventures investors’ option to convert to Motient common stock	18,411	—	—	18,411

Non-cash stock compensation	951	2,743	(2,743)	951

Sale of convertible redeemable preferred Stock	—	323,294	(323,294)	—

Net Loss	(138,624)	(51,873)	203,232	(138,624)

Balance, December 31, 2000	$12,884	$955,952	$(701,523)	$12,884

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flow

As of December 31, 2000
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(110,122)	$(151,359)	$110,122	$(151,359)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Amortization of Guarantee Warrants and discount and issuance costs	—	7,338	—	7,338

Depreciation and amortization	34,295	—	—	34,295

Gain on sale of transportation assets	(5,691)			(5,691)

Gain on conversion of convertible note payable to related party	—	—	—	—

Extraordinary loss on extinguishment of debt	—	2,900	—	2,900

Non cash stock compensation of XM Radio	—	—	—	—

Minority Interest	—	—	—	—

Changes in assets & liabilities, net of acquisitions and dispositions:

Inventory	1,298	—	—	1,298

Prepaid in-orbit insurance	863	—	—	863

Trade accounts receivable	1,388	—	—	1,388

Other current assets	(9,910)	—	—	(9,910)

Accounts payable and accrued expenses	(2,878)	163	—	(2,715)

Accrued interest on Senior Note	—	31	—	31

Deferred trade payables	(2,455)	—	—	(2,455)

Deferred Items — net	33,876	—	—	33,876

Net cash (used in) provided by operating activities	(59,336)	(140,927)	110,122	(90,141)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payment of Senior Note interest from escrow	—	41,006	—	41,006

Additions to property & equipment	(22,186)	—	—	(22,186)

Proceeds from sale of transportation assets	20,000	—	—	20,000

Asset Sale agreement to Satellite Ventures	10,836	—	—	10,836

System under construction	—	—	—	—

Purchase/maturity of short-term investments, net	—	—	—	—

Other investing activities by XM Radio	—	—	—	—

Purchase of long- term, restricted investments	318	(5,020)	—	(4,702)

Net cash (used in) provided by investing activities	8,968	35,986	—	44,954

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Consolidated
	Motient			Motient
	Parent	XM Radio	Eliminations	Parent

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(138,624)	$(51,873)	$203,232	$(138,624)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Amortization of Guarantee Warrants and discount and issuance costs	4,656	—	—	11,994

Depreciation and amortization	—	3,369	1,148	38,812

Gain on sale of transportation assets	—	—	—	(5,691)

Gain on conversion of convertible note payable to related party	(36,779)	—	—	(36,779)

Extraordinary loss on extinguishment of debt	135	—	—	3,035

Non cash stock compensation of XM Radio	—	2,743	—	2,743

Minority Interest	—	—	(33,429)	(33,429)

Changes in assets & liabilities, net of acquisitions and dispositions:

Inventory	—	—	—	1,298

Prepaid in-orbit insurance	—	—	—	863

Trade accounts receivable	—	—	—	1,388

Other current assets	1,711	(7,738)	—	(15,937)

Accounts payable and accrued expenses	55	16,052	—	13,392

Accrued interest on Senior Note	—	—	—	31

Deferred trade payables	—	—	—	(2,455)

Deferred Items — net	(899)	—	—	32,977

Net cash (used in) provided by operating activities	(169,745)	(37,447)	170,951	(126,382)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payment of Senior Note interest from escrow	—	—	—	41,006

Additions to property & equipment	—	(51,378)	—	(73,564)

Proceeds from sale of transportation assets	—	—	—	20,000

Asset Sale agreement to Satellite Ventures	—	—	—	10,836

System under construction	—	(414,889)	—	(414,889)

Purchase/maturity of short-term investments, net	—	69,472	—	69,472

Other investing activities by XM Radio	—	(56,268)	—	(56,268)

Purchase of long- term, restricted investments	1,796	(106,338)	—	(109,244)

Net cash (used in) provided by investing activities	1,796	(559,401)	—	(512,651)

				Consolidated
	Subsidiary	Motient		Motient
	Guarantors	Holdings	Eliminations	Holdings

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of Common and Preferred Stock	—	—	—	—

Proceeds from issuance of conversion option to the investors of Satellite Ventures	—	—	—	—

Funding from parent/subsidiary	58,536	77,691	(110,122)	26,105

Principal payments under capital leases	(3,467)	—	—	(3,467)

Principal payments under vendor lease	(2,957)	—	—	(2,957)

Proceeds from Senior Secured Notes and Stock Purchase Warrants	—	—	—	—

Proceeds from bank financing, net	—	27,250	—	27,250

Debt issuance costs	—	—	—	—

Net cash provided by (used in) financing activities	52,112	104,941	(110,122)	46,931

Net increase in cash and cash equivalents	1,744	—	—	1,744

CASH & CASH EQUIVALENTS, beginning of period	776	—	—	776

CASH & CASH EQUIVALENTS, end of period	$2,520	$—	$—	$2,520

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Consolidated
	Motient			Motient
	Parent	XM Radio	Eliminations	Parent

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance of Common and Preferred Stock	5,614	456,529	—	462,143

Proceeds from issuance of conversion option to the investors of Satellite Ventures	18,411	—	—	18,411

Funding from parent/subsidiary	144,846	—	(170,951)	—

Principal payments under capital leases	—	—	—	(3,467)

Principal payments under vendor lease	—	—	—	(2,957)

Proceeds from Senior Secured Notes and Stock Purchase Warrants	—	322,889	—	322,889

Proceeds from bank financing, net	(1,000)	—	—	26,250

Debt issuance costs	78	(8,365)	—	(8,287)

Net cash provided by (used in) financing activities	167,949	771,053	(170,951)	814,982

Net increase in cash and cash equivalents	—	174,205	—	175,949

CASH & CASH EQUIVALENTS, beginning of period	—	50,698	—	51,474

CASH & CASH EQUIVALENTS, end of period	$—	$224,903	$—	$227,423

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flow

As of December 31, 1999
(unaudited)
(in thousands)

	Subsidiary
	Guarantors	Motient Holdings	Eliminations

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(218,444)	$(251,047)	$218,444

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Amortization of Guarantee Warrants and debt related costs	—	7,261	—

Depreciation and amortization	54,923	—	—

Satellite and related assets impairment charge	97,419	—	—

Extraordinary loss	—	—	—

Equity in loss in XM Radio	—	—	—

Non cash stock compensation of XM Radio	—	—	—

Non-cash charge for beneficial conversion feature of note issued to parent	—	—	—

Minority Interest	—	—	—

Net unrealized loss on marketable securities	—	—	—

Changes in assets & liabilities:

Inventory	(10,023)	—	—

Trade accounts receivable	(3,897)	—	—

Other current assets	(5,799)	20	—

Accounts payable and accrued expenses	11,073	151	—

Accrued interest on Senior Note	—	(83)	—

Deferred trade payables	(1,135)	—	—

Deferred Items — net	171	—	—

Net cash (used in) provided by operating activities	(75,712)	(243,698)	218,444

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property & equipment	(13,810)	—	—

Purchase of XM Radio note receivable	—	—	—

Investment in XM Radio	—	—	—

XM Radio Acquisition costs	—	—	—

Payment of escrow interest	—	41,006	—

System under construction	—	—	—

Purchase of short-term investments by XM Radio	—	—	—

Other investing activities by XM Radio	—	—	—

Purchase of long-term, restricted investments	1,180	(4,427)	—

Net cash used in investing activities	(12,630)	36,579	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Consolidated
	Consolidated	Motient			Motient
	Motient Holdings	Parent	XM Radio	Eliminations	Parent

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(251,047)	$(330,931)	$(28,529)	$279,576	$(330,931)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:

Amortization of Guarantee Warrants and debt related costs	7,261	8,563	477	—	16,301

Depreciation and amortization	54,923	—	1,385	(510)	55,798

Satellite and related assets impairment charge	97,419	—	—	—	97,419

Extraordinary loss	—	12,132	—	—	12,132

Equity in loss in XM Radio	—	6,692	—	—	6,692

Non cash stock compensation of XM Radio	—	—	4,210	—	4,210

Non-cash charge for beneficial conversion feature of note issued to parent	—	—	5,520	(5,520)	—

Minority Interest	—	—	—	(7,067)	(7,067)

Net unrealized loss on marketable securities	—	37,318	—	—	37,318

Changes in assets & liabilities:

Inventory	(10,023)	—	—	—	(10,023)

Trade accounts receivable	(3,897)	—	—	—	(3,897)

Other current assets	(5,779)	3,451	(963)	3,842	551

Accounts payable and accrued expenses	11,224	1,266	5,126	(901)	16,715

Accrued interest on Senior Note	(83)	—	—	—	(83)

Deferred trade payables	(1,135)	—	—	—	(1,135)

Deferred Items — net	171	(1,148)	—	—	(977)

Net cash (used in) provided by operating activities	(100,966)	(262,657)	(12,774)	269,420	(106,977)

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property & equipment	(13,810)	—	(1,728)	—	(15,538)

Purchase of XM Radio note receivable	—	(21,419)	—	—	(21,419)

Investment in XM Radio	—	(2,400)	—	—	(2,400)

XM Radio Acquisition costs	—	(951)	163	—	(788)

Payment of escrow interest	41,006	—	—	—	41,006

System under construction	—	—	(141,154)	—	(141,154)

Purchase of short-term investments by XM Radio	—	—	(69,472)	—	(69,472)

Other investing activities by XM Radio	—	—	(3,422)	—	(3,422)

Purchase of long-term, restricted investments	(3,247)	(1,669)	—	—	(4,916)

Net cash used in investing activities	23,949	(26,439)	(215,613)	—	(218,103)

	Subsidiary
	Guarantors	Motient Holdings	Eliminations

CASH FLOWS FROM FINANCING ACTIVITIES:

Common Stock	—	—	—

Funding from parent/subsidiary	94,105	195,119	(218,444)

Principal payments under capital leases	(5,982)	—	—

Principal payments under Vendor Financing	(1,290)	—	—

Proceeds from Series A subordinated convertible note of XM Radio	—	—	—

Proceeds from bank financing	—	65,000	—

Proceeds from note payable to related parts	—	—	—

Repayment of XM Radio Bank loan	—	—	—

Repayment of loan by XM Radio	—	—	—

Repayment of revolver	—	(53,000)	—

Repayment of term loan	—	—	—

Proceeds from reduction of interest rate swap	—	—	—

Debt issuance costs	—	—	—

Net cash provided by (used in) financing activities	86,833	207,119	(218,444)

Net (decrease) increase in cash and cash equivalents	(1,509)	—	—

CASH & CASH EQUIVALENTS, beginning of period	2,285	—	—

CASH & CASH EQUIVALENTS, end of period	$776	$—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Consolidated
Motient Holdings

CASH FLOWS FROM FINANCING ACTIVITIES:

Common Stock	—

Funding from parent/subsidiary	70,780

Principal payments under capital leases	(5,982)

Principal payments under Vendor Financing	(1,290)

Proceeds from Series A subordinated convertible note of XM Radio	—

Proceeds from bank financing	65,000

Proceeds from note payable to related parts	—

Repayment of XM Radio Bank loan	—

Repayment of loan by XM Radio	—

Repayment of revolver	(53,000)

Repayment of term loan	—

Proceeds from reduction of interest rate swap	—

Debt issuance costs	—

Net cash provided by (used in) financing activities	75,508

Net (decrease) increase in cash and cash equivalents	(1,509)

CASH & CASH EQUIVALENTS, beginning of period	2,285

CASH & CASH EQUIVALENTS, end of period	$776

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Consolidated
	Motient			Motient
	Parent	XM Radio	Eliminations	Parent

CASH FLOWS FROM FINANCING ACTIVITIES:

Common Stock	122,253	114,428	—	236,681

Funding from parent/subsidiary	198,640	—	(269,420)	—

Principal payments under capital leases	—	—	—	(5,982)

Principal payments under Vendor Financing	—	—	—	(1,290)

Proceeds from Series A subordinated convertible note of XM Radio	—	250,000	—	250,000

Proceeds from bank financing	—	—	—	65,000

Proceeds from note payable to related parts	21,500	—	—	21,500

Repayment of XM Radio Bank loan	—	(73)	—	(73)

Repayment of loan by XM Radio	—	(75,000)	—	(75,000)

Repayment of revolver	—	—	—	(53,000)

Repayment of term loan	(59,000)	—	—	(59,000)

Proceeds from reduction of interest rate swap	6,009	—	—	6,009

Debt issuance costs	(306)	(10,270)	—	(10,576)

Net cash provided by (used in) financing activities	289,096	279,085	(269,420)	374,269

Net (decrease) increase in cash and cash equivalents	—	50,698	—	49,189

CASH & CASH EQUIVALENTS, beginning of period	—	—	—	2,285

CASH & CASH EQUIVALENTS, end of period	$—	$50,698	$—	$51,474

MOTIENT CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Condensed Consolidating Statement of Cash Flow

As of December 31, 1998
(unaudited)
(in thousands)

				Consolidated
	Subsidiary	Acquisition		Acquisition	Motient
	Guarantors	Company	Eliminations	Company	Parent	Eliminations

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$(116,332)	$(137,793)	$116,332	$(137,793)	$(150,566)	$137,793

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of Guarantee Warrants, debt discount and issuance costs	—	10,845	—	10,845	5,326	—

Depreciation and amortization	53,233	—	—	53,233	(526)	—

Equity in loss in XM Radio	—	—	—	—	12,960	—

Changes in assets & liabilities inventory	21,947	—	—	21,947	—	—

Prepaid in-orbit insurance	1,183	—	—	1,183	—	—

Accounts receivable — trade	(105)	—	—	(105)	—	—

Other current assets	7,185	—	—	7,185	55	—

Accounts payable and accrued expenses	(14,484)	—	—	(14,484)	12	—

Accrued interest on Senior notes	—	10,715	—	10,715	—	—

Deferred trade payables	(6,567)	—	—	(6,567)	—	—

Deferred items — net	(7,396)	—	—	(7,396)	—	—

Net cash used in operations	(61,336)	(116,233)	116,332	(61,237)	(132,739)	137,793

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property & equipment	(12,470)	—	—	(12,470)	—	—

Cash paid for acquisition of Motient Communications	—	(52,373)	—	(52,373)	—	—

Purchase of long-term, restricted investments	(1,500)	(116,109)	—	(117,609)	(28,152)	—

Payment of escrow interest	—	20,633	—	20,633	—	—

Net cash used in investing activities	(13,970)	(147,849)	—	(161,819)	(28,152)	—

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of Common Stock	—	—	—	—	412	—

Funding from parent	83,829	118,307	(116,332)	85,804	51,989	(137,793)

Principal payments under capital Leases	(3,395)	—	—	(3,395)	—	—

Payments under Vendor Financing	(16)	—	—	(16)	—	—

Repayment of bank financing	—	(166,000)	—	(166,000)	100,000	—

Payments on long-term debt	(4,933)	—	—	(4,933)	—	—

Debt issuance costs	—	(14,735)	—	(14,735)	—	—

Proceeds from Notes and Stock Purchase Warrants	—	326,510	—	326,510	8,490	—

Net cash provided by financing activities	75,485	264,082	(116,332)	223,235	160,891	(137,793)

Net increase in cash and cash equivalents	179	—	—	179	—	—

CASH and CASH EQUIVALENTS, beginning of period	2,106	—	—	2,106	—	—

CASH and CASH EQUIVALENTS, end of period	$2,285	$—	$—	$2,285	$—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

Consolidated
Motient
Parent

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$(150,566)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of Guarantee Warrants, debt discount and issuance costs	16,171

Depreciation and amortization	52,707

Equity in loss in XM Radio	12,960

Changes in assets & liabilities inventory	21,947

Prepaid in-orbit insurance	1,183

Accounts receivable — trade	(105)

Other current assets	7,240

Accounts payable and accrued expenses	(14,472)

Accrued interest on Senior notes	10,715

Deferred trade payables	(6,567)

Deferred items — net	(7,396)

Net cash used in operations	(56,183)

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property & equipment	(12,470)

Cash paid for acquisition of Motient Communications	(52,373)

Purchase of long-term, restricted investments	(145,761)

Payment of escrow interest	20,633

Net cash used in investing activities	(189,971)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of Common Stock	412

Funding from parent	—

Principal payments under capital Leases	(3,395)

Payments under Vendor Financing	(16)

Repayment of bank financing	(66,000)

Payments on long-term debt	(4,933)

Debt issuance costs	(14,735)

Proceeds from Notes and Stock Purchase Warrants	335,000

Net cash provided by financing activities	246,333

Net increase in cash and cash equivalents	179

CASH and CASH EQUIVALENTS, beginning of period	2,106

CASH and CASH EQUIVALENTS, end of period	$2,285

Independent Auditors’ Report

To the Board of Directors and Stockholders

XM Satellite Radio Holdings Inc. and Subsidiary:

      We have audited the accompanying consolidated balance sheets of XM Satellite Radio Holdings Inc. and subsidiary (a development stage company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 1998 and 1997, and the period from December 15, 1992 (date of inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XM Satellite Radio Holdings Inc. and subsidiary (a development stage company) as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended and for the period from December 15, 1992 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the consolidated financial statements, the Company has not commenced operations, has negative working capital of $130,341,000, and is dependent upon additional debt and equity financings, which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

McLean, Virginia

February 12, 1999

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Balance Sheets
December 31, 1998 and 1997
(in thousands except for share data)

	1998	1997

Assets

Current assets:

Cash and cash equivalents	$310	$1

Prepaid and other current assets	172	—

Total current assets	482	1

Other assets:

System under construction	169,029	91,932

Property and equipment, net of accumulated depreciation and amortization of $57 and $0	449	—

Other assets	525	—

Total assets	$170,485	$91,933

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities:

Accounts payable	$23,125	$—

Due to related parties	13,767	445

Accrued interest on loans payable	1,907	1,886

Loans payable due to related parties	91,546	80,618

Term loan	34	—

Accrued expenses	444	—

Total current liabilities	130,823	82,949

Term loan, net of current portion	53	—

Convertible notes payable due to related party	45,583	—

Accrued interest on convertible notes payable due to related party	1,209	—

Total liabilities	177,668	82,949

Common stock — $0.10 par value; authorized 3,000 shares; 125 shares issued and outstanding at December 31, 1998 and 1997	—	—

Additional paid-in capital	10,643	10,643

Deficit accumulated during development stage	(17,826)	(1,659)

Total stockholders’ equity (deficit)	(7,183)	8,984

Commitments and contingencies (notes 4, 7, 8, 11, 12, and 13)

Total liabilities and stockholders’ equity (deficit)	$170,485	$91,933

See accompanying notes to consolidated financial statements.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Operations
Years ended December 31, 1998 and 1997, and for the
period from December 15, 1992 (date of inception)
to December 31, 1998
(in thousands except for share data)

			December 15, 1992
			(date of inception)
			to December 31,
	1998	1997	1998

Revenue	$—	$—	$—

Operating expenses:

Research and development	6,941	—	6,941

Professional fees	5,242	1,090	6,332

General and administrative	4,010	20	4,030

Total operating expenses	16,193	1,110	17,303

Operating loss	16,193	1,110	17,303

Other expenses (income):

Interest expense (income), net	(26)	549	523

Total other (expense) income	(26)	549	523

Net loss	$16,167	$1,659	$17,826

Net loss per share:

Basic and diluted	$129	$14

Weighted average shares used in computing net loss per share — basic and diluted	125	119

See accompanying notes to consolidated financial statements.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity (Deficit)
Years ended December 31, 1998 and 1997, and for the
period from December 15, 1992 (date of inception)
to December 31, 1998
(in thousands except for share data)

				Deficit
				accumulated	Total
	Common stock		Additional	during	stockholders’
			paid-in	development	equity
	Shares	Amount	capital	stage	(deficit)

Issuance of common stock (December 15, 1992)	100	$—	$—	$—	$—

Balance at December 31, 1992	100	—	—	—	—

Net Loss	—	—	—	—	—

Balance at December 31, 1993	100	—	—	—	—

Net Loss	—	—	—	—	—

Balance at December 31, 1994	100	—	—	—	—

Net Loss	—	—	—	—	—

Balance at December 31, 1995	100	—	—	—	—

Net Loss	—	—	—	—	—

Balance at December 31, 1996	100	—	—	—	—

Contributions to paid-in capital	—	—	143	—	143

Issuance of common stock and capital contributions	25	—	9,000	—	9,000

Issuance of options	—	—	1,500	—	1,500

Net Loss	—	—	—	(1,659)	(1,659)

Balance at December 31, 1997	125	—	10,643	(1,659)	8,984

Net Loss	—	—	—	(16,167)	(16,167)

Balance at December 31, 1998	125	$—	$10,643	$(17,826)	$(7,183)

See accompanying notes to consolidated financial statements.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY

(A Development Stage Company)

Consolidated Statements of Cash Flows
Years ended December 31, 1998 and 1997, and for the
period from December 15, 1992 (date of inception)
to December 31, 1998
(in thousands)

			December 15, 1992
			(date of inception)
			to December 31,
	1998	1997	1998

Cash flows from operating activities:

Net loss	$(16,167)	$(1,659)	$(17,826)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	57	—	57

Note discount amortization	—	33	33

Changes in operating assets and liabilities:

Increase in prepaid and other current assets	(212)	—	(212)

Increase in accounts payable and accrued expenses	1,701	—	1,701

Increase in amounts due to related parties	13,322	445	13,767

Increase (decrease) in accrued interest	(2)	517	515

Net cash provided by (used in) operating activities	(1,301)	(664)	(1,965)

Cash flows from investing activities:

Purchase of property and equipment	(506)	—	(506)

Additions to system under construction	(43,406)	(90,031)	(133,437)

Net cash used in investing activities	(43,912)	(90,031)	(133,943)

Cash flows from financing activities:

Proceeds from sale of common stock and capital contribution	—	9,143	9,143

Proceeds from issuance of loan payable to related party	337	80,053	80,390

Proceeds from issuance of options	—	1,500	1,500

Proceeds from issuance of convertible notes to related party	45,583	—	45,583

Payment to establish collateral for term loan	(92)	—	(92)

Proceeds from term loan	92	—	92

Repayments of term loan	(5)	—	(5)

Payments for deferred financing costs	(393)	—	(393)

Net cash provided by financing activities	45,522	90,696	136,218

Net increase in cash and cash equivalents	309	1	310

Cash and cash equivalents at beginning of year	1	—	—

Cash and cash equivalents at end of year	$310	$1	$310

Supplemental cash flow disclosure:

Interest capitalized	$11,824	$1,901	$13,725

Interest converted into principal note balance	$9,157	$501	$9,658

Accrued system milestone payments	$21,867	$—	$21,867

See accompanying notes to consolidated financial statements.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY

(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)

to December 31, 1998

(1)  Summary of Significant Accounting Policies and Practices

  (a)  Nature of Business

XM Satellite Radio Inc. (XMSR), formerly American Mobile Radio Corporation, was incorporated on December 15, 1992 in the State of Delaware as a wholly owned subsidiary of American Mobile Satellite Corporation (AMSC) for the purpose of procuring a digital audio radio service license (DARS). Business activity for the period December 15, 1992 through December 31, 1996 was insignificant.

XM Satellite Radio Holdings Inc. (the Company), formerly AMRC Holdings Inc., was incorporated in the State of Delaware on May 16, 1997 for the purpose of constructing, launching and operating a domestic communications satellite system for the provision of DARS. Pursuant to various financing agreements entered in 1997 between AMSC, XMSR and WorldSpace, Inc. (WSI), WSI acquired a 20 percent interest in XMSR. In May 1997, AMSC and WSI exchanged their respective interests in XMSR for all of the Company’s common stock.

  (b)  Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of XM Satellite Radio Holdings Inc. and its subsidiary, XM Satellite Radio Inc. All significant intercompany transactions and accounts have been eliminated. The Company’s management has devoted substantially all of its time to the planning and organization of the Company and to the process of addressing regulatory matters, initiating research and development programs, conducting market research, initiating construction of the satellite system, securing content providers, and securing adequate debt and equity capital for anticipated operations and growth. Accordingly, the Company’s financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

  (c)  Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

  (d)  Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives:

Furniture, fixtures and computer equipment	3 years

Machinery and equipment	7 years

Leasehold improvements	Remaining lease term

  (e)  System Under Construction

The Company is currently developing its satellite system. Costs related to the project are being capitalized to the extent that they have future benefits. As of December 31, 1998, all amounts recorded as system under construction relate to costs incurred in obtaining a Federal Communications Commission (“FCC”) license and approval as well as the system development.

On October 16, 1997, the FCC granted XMSR a license to launch and operate two geostationary satellites for the purpose of providing digital audio radio in the United States in the 2332.5 — 2345 Mhz (space-to-earth) frequency band, subject to achieving certain technical milestones and international regulatory requirements. The license is valid for eight years upon successful launch and orbital insertion of the satellites. The Company’s license requires that it comply with a construction and launch schedule

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

specified by the FCC for each of the two authorized satellites. The FCC has the authority to revoke the authorizations and in connection with such revocation could exercise its authority to rescind the Company’s license. The Company believes that the exercise of such authority to rescind the license is unlikely.

The license asset value consists of the total payments made to the FCC for the license of $90,031,000. Associated with this license is capitalized interest of $10,991,000 and $1,901,000 as of December 31, 1998 and 1997, respectively. Costs incurred for system development were $65,273,000. Associated with the system development costs is capitalized interest of $2,734,000 at December 31, 1998.

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS No. 121), during fiscal year 1997. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell. Adoption of this SFAS No. 121 did not have a material impact on the Company’s financial position, results of operations, or liquidity during 1998 or 1997.

  (f)  Stock-Based Compensation

During fiscal year 1997, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-based Compensation (SFAS No. 123), which encourages, but does not require, the recognition of stock-based employee compensation at fair value. SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made during the year of adoption and in future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Accordingly, compensation cost for options to purchase common stock granted to employees is measured as the excess, if any, of the fair value of common stock at the date of the grant over the exercise price an employee must pay to acquire the common stock.

Warrants to purchase common stock granted to other than employees as consideration for goods or services rendered are recognized at fair market value.

  (g)  Research and Development

Research and development costs are expensed as incurred.

  (h)  Net Loss Per Share

In December 1997, the Company adopted the provisions of SFAS No. 128, Earnings per Share, (SFAS 128). SFAS 128 supersedes APB. 15, Earnings per Share and its related interpretations, and promulgates new accounting standards for the computation and manner of presentation of the Company’s loss per share. SFAS 128 requires the presentation of basic and diluted loss per share. Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. The computation of diluted earnings per share includes all common stock options and warrants and other common stock, to the extent dilutive, that potentially may be issued as a result of conversion privileges, including the convertible notes payable due to related party. The Company

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

has not previously reported annual loss per share data. Due to losses incurred during 1998 and 1997, the impact of other potentially dilutive securities is anti-dilutive and is not included in the diluted loss per share calculation.

  (i)  Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and the financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the sum of tax payable for the period and the change during the period in deferred tax assets and liabilities.

  (j)  Comprehensive Income

In December 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income (SFAS 130). This statement establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This statement is effective for all interim and annual periods with the year ended December 31, 1998. The Company has evaluated the provisions of SFAS 130 and has determined that there were no transactions that have taken place during the years ended December 31, 1998 and 1997 that would be classified as other comprehensive income.

  (k)  Accounting Estimates

The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The estimates involve judgments with respect to, among other things, various future factors which are difficult to predict and are beyond the control of the Company. Significant estimates include valuation of the Company’s investment in the DARS license and the benefit for income taxes and related valuation allowances. Accordingly, actual amounts could differ from these estimates.

  (l)  Reclassifications

Certain fiscal year 1997 amounts have been reclassified to conform to the fiscal 1998 consolidated financial statement presentation.

(2)  Related Party Transactions

      The Company had related party transactions with the following shareholders:

  (a)  AMSC

In 1997, AMSC contributed $143,000 for the Company to establish the original application for the FCC license. On March 28, 1997, the Company received $1,500,000 as a capital contribution from AMSC. During 1998, AMSC incurred general and administrative costs and professional fees for the Company and established an intercompany balance of $458,000 (see note 3).

  (b)  WSI

On March 28, 1997, the Company received $1,500,000 as a capital contribution from WSI. The Company issued WSI 25 shares of common stock for this consideration.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

On April 16, 1997, the Company received $15,000,000 from WSI, which represented $6,000,000 as an additional capital contribution and $9,000,000 as a six-month bridge loan (see note 4).

On May 16, 1997, the Company obtained a $1,000,000 working capital loan facility from WSI. During 1997, the Company drew down $663,000 against the facility with the remaining $337,000 drawn in 1998 (see note 4).

On October 16, 1997, the Company received $71,911,000 from WSI, which represented an additional $13,522,000 under the bridge loan and $58,389,000 under the additional amounts loan (see note 4).

On April 1, 1998, the Company entered into an agreement with WSI to issue $54,536,000 in convertible notes. During 1998, the Company drew down $45,583,000 under the agreement (see note 4).

In July 1998, the Company acquired furniture and equipment from WSI for $104,000 and has established a due to WSI for the balance (see note 3).

In addition to financing, the Company has relied upon certain related parties for legal and technical services. Total expenses incurred in transactions with related parties are as follows (in thousands):

	Year ended December 31, 1998

	WSI	AMSC	Total

Research and development	$6,624	—	6,624

Professional fees	2,529	353	2,882

General and administrative	903	60	963

	$10,056	413	10,469

	Year ended December 31, 1997

	WSI	AMSC	Total

Professional fees	$960	130	1,090

General and administrative	—	20	20

	$960	150	1,110

Additionally, during 1998 the Company incurred $925,000 of WSI project management costs that were capitalized to the satellite system.

(3)  Due to Related Parties

      Due to related parties included the following amounts:

	December 31,

	1998	1997

Advances from WSI	$7,405	—

Due to WSI	5,904	390

Due to AMSC	458	55

	$13,767	445

Advances represent funding provided by WSI for 30 days. If amounts are not repaid within this time period, additional convertible notes will be issued.

(4)  Debt

  (a)  Loans Payable Due to Related Party

In March 1997, XMSR entered into a series of agreements (Participation Agreement) with AMSC and WSI in which both companies provided various equity and debt funding commitments to XMSR for

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

the purpose of financing the activities of XMSR in connection with the establishment of a DARS satellite system in the United States. On May 16, 1997 certain portions of the Participation Agreement were subsequently ratified with substantially the same terms and conditions under the Bridge Loan, Additional Amounts Loan and Working Capital Credit Facility (Loan Agreement).

The Company has loans payable with a face amount of $91,546,000 and $82,053,000 with a carrying amount of $91,546,000 and $80,618,000 at December 31, 1998 and 1997, respectively, outstanding with WSI as follows (in thousands):

	1998	1997

Bridge loan	$25,556	23,001

Additional amounts loan	64,875	58,389

Working capital loan	1,115	663

	91,546	82,053

Discount arising from concurrent issuance of options (note 7), net	—	(1,435)

	$91,546	80,618

     Bridge Loan

The Company executed the bridge loan with WSI in two tranches. On April 16, 1997, the Company received proceeds of $8,479,000 for a loan with a face amount of $9,000,000. On October 16, 1997, the Company received proceeds of $12,771,000 for a loan with a face amount of $13,522,000. The first tranche was a six-month loan at LIBOR plus five percent per annum, equaling 11.03 percent. The first tranche was rolled over with the establishment of the second tranche, which is a six-month loan at LIBOR plus five percent per annum, equaling 9.94 percent at December 31, 1998 and due in April 1999. The accrued interest under the bridge loan is compounded to the loan balance each April and October.

     Additional Amounts Loan

On October 16, 1997, the Company executed the additional amounts loan with WSI and received proceeds of $58,219,000 for a loan with a face amount of $58,389,000. This loan is a six-month loan at LIBOR plus five percent per annum, equaling 9.94 percent at December 31, 1998 and due in April 1999. The accrued interest under the additional amounts loan is compounded to the loan balance each April and October.

     Working Capital Loan

On May 16, 1997, the Company executed the working capital loan with WSI whereby the Company would receive proceeds of $920,000 for a loan with a face amount of $1,000,000. The Company drew down $663,000 against the line of credit through December 31, 1997. This loan is a six-month loan at LIBOR plus five percent per annum, with an interest rate of 10.19 percent at December 31, 1998 and due in May 1999. The accrued interest on the loan is compounded to the balance in May and November.

     Restrictive Covenants

The financing agreements contain restrictive covenants which include a prohibition of the Company or its subsidiary to merge or consolidate, or sell, transfer, or otherwise dispose of substantially all of its assets. The Company or the subsidiary may not incur additional indebtedness in excess of $1,000,000 without prior written consent of WSI. Additionally, the financing agreements provide for other restrictive covenants including a restriction on the payment of dividends.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

The Company has pledged 64.7511 percent of its share of the issued and outstanding common stock of the subsidiary to WSI as collateral for the financings.

  (b)  Convertible Notes Payable Due to Related Party

Effective April 1, 1998, the Company entered into a convertible note agreement with WSI that provides for a maximum of $54,536,000 through the issuance of convertible notes. The notes mature on September 30, 2006 and carry an interest rate of LIBOR plus five percent per annum, which was 10.15 percent as of December 31, 1998. Under the terms of the note agreement, WSI shall have the right to convert all or a portion of the aggregate principal amount of the notes into shares of common stock at a conversion price of $875,000 per share. As of December 31, 1998, $45,583,000 had been drawn through the issuance of convertible notes. Interest is payable upon maturity.

  (c)  Term Loan

On November 1, 1998, the Company reached an agreement with a commercial bank for a $92,000 installment loan with a 36 month term at 7 percent interest per annum. The Company pledged $92,000 as collateral for the loan and placed this balance on deposit at the commercial bank. At December 31, 1998, the Company’s outstanding balance was $87,000.

(5)  Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued expenses, and the term loan approximate their fair market value because of the relatively short duration of these instruments as of December 31, 1998 and 1997, in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

      The fair value of the loans and convertible notes due to related party could not be estimated as such amounts are due to the Company’s stockholders.

(6)  Common Stock

  (a)  1998 Shares Award Plan

On June 1, 1998, the Company adopted the 1998 Shares Award Plan (the Plan) under which employees, consultants, and non-employee directors may be granted options to purchase shares of common stock of the Company. The Company has authorized 25 shares of common stock under the Plan. The options are exercisable in installments determined by the compensation committee of the Company’s board of directors. The options expire as determined by the committee, but no later than ten years from the date of grant. Transactions and other information relating to the Plan for the year ended December 31, 1998 are summarized below:

Outstanding options

Weighted-
	Number of	average
	shares	exercise price

Balance, January 1, 1998	—	—

Options granted	14.712	$875,000

Options canceled or expired	—	—

Options exercised	—	—

Balance, December 31, 1998	14.712	$875,000

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

The following table summarizes information about stock options outstanding at December 31, 1998:

Options outstanding			Options exercisable

Weighted-
		average	Weighted-		Weighted-
	Number	remaining	average	Number	average
Exercise	outstanding at	contractual	exercise	exercisable at	exercise
price	December 31, 1998	life	price	December 31, 1998	price

$875,000	14.712	9.5 years	$875,000	—	$875,000

There were no stock options exercisable at December 31, 1998. There were 10.288 shares available under the plan for future grants at December 31, 1998. At December 31, 1998, all options have been issued to employees.

The per share weighted-average fair value of employee options granted during the year ended December 31, 1998 was $564,000 on the date of grant using the Black-Sholes Option Pricing Model with the following weighted-average assumptions:

December 31, 1998

Expected dividend yield	0%

Volatility	56.23%

Risk-free interest rate range	4.53% to 5.67%

Expected life	7.5 years

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands):

Year ended
December 31, 1998

(dollars in
thousands)

Net loss:

As reported	$16,167

Pro forma	17,508

As reported — net loss per share — basic and diluted	129

Pro forma — net loss per share — basic and diluted	140

  (b)  Restrictive Covenants

Certain actions require the unanimous affirmative vote of the board of directors of the Company. Such actions include the entry into, or the amendment, modification, extension or termination of any agreements for amounts in excess of $40,000,000 or with AMSC or WSI; the entry into any agreements outside of the ordinary course of business; merger or consolidation; issuance of additional shares of capital stock; and the declaration and payment of dividends. If WSI holds more than 50 percent of the shares of common stock, this provision requiring the unanimous affirmative vote of the board of directors will be of no further force and effect. Additionally, an affirmative vote of 81 percent of all the issued and outstanding shares of common stock shall be required to approve any voluntary filing of a bankruptcy petition by the Company or its subsidiary.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

(7)  WSI Options

      The Company issued WSI three options. Under the first option, WSI may purchase 97.2222 shares of common stock at $241,714 per share to acquire common stock. The option may be exercised in whole or in incremental amounts between April 16, 1998 and October 16, 2002. Under certain circumstances, AMSC may require WSI to exercise the option in whole. The Company allocated $1,250,000 to the option. Under the second option, WSI may purchase 128.8876 shares at $477,005 per share. The option may be exercised between October 16, 1997 and October 16, 2003. The Company allocated $170,000 to the option. Under the third option, WSI may purchase 3.5111 shares of common stock at $284,811 per share. The option may be exercised between October 16, 1997 and October 17, 2002. The Company allocated $80,000 to the option.

      The exercise of these options is subject to prior approval of the FCC to the extent that such exercise would constitute transfer of control. The allocation was based upon independent valuation.

(8)  Employee Benefit Plan

      On July 1, 1998, the Company has adopted a profit sharing and employee savings plan under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to defer up to 15 percent of their compensation on a pre-tax basis through contributions to the savings plan. The company contributed $0.50 in 1998 for every dollar the employees contributed up to 6 percent of compensation, which amounted to $14,000.

(9)  Interest Cost

      The Company capitalizes a portion of interest cost as a component of the cost of the FCC license and satellite system under construction. The following is a summary of interest cost incurred during December 31, 1998 and 1997, and for the period from December 15, 1992 (date of inception) to December 31, 1998 (in thousands):

			December 15, 1992
			(date of inception) to
	1998	1997	December 31, 1998

Interest cost capitalized	$11,824	1,901	13,725

Interest cost charged to expense	—	549	549

Total interest cost incurred	$11,824	2,450	14,274

      Interest costs incurred prior to the award of the license were expensed in 1997.

(10)  Income Taxes

      For the period from December 15, 1992 (date of inception) to December 31, 1998, the Company filed consolidated federal and state tax returns with its majority stockholder AMSC. The Company generated net operating losses and other deferred tax benefits which were not utilized by AMSC. As no formal tax sharing agreement has been finalized, the Company was not compensated for the net operating losses. Had the Company filed on a stand-alone basis, it would have had no tax provision as the deferred tax benefit of approximately $7,164,000 and $650,000 for 1998 and 1997, respectively, would have been fully offset by a valuation allowance.

(11)  Accumulated Deficit

      The Company is devoting its efforts to develop, construct and expand a digital audio radio network. This effort involves substantial risk and future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. These factors individually or in the aggregate could have an adverse effect on the Company’s financial condition and future operating results and create an uncertainty as to the Company’s ability to continue as a going concern. The financial statements do

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

      In order to commence satellite-based radio broadcasting services, the Company will require substantial funds to develop and construct the DARS system, develop and launch radio communications satellites, retire debt incurred in connection with the acquisition of the DARS license and to sustain operations until it generates positive cash flow. At December 31, 1998, the Company has negative working capital of $130,341,000.

      At the Company’s current stage of development, economic uncertainties exist regarding successful acquisition of additional debt and equity financing and ultimate profitability of the Company’s proposed service. The Company is currently constructing its satellites and will require substantial additional financing before construction is completed. Failure to obtain the required long-term financing will prevent the Company from realizing its objective of providing satellite-delivered radio programming. Management’s plan to fund operations and capital expansion includes the additional sale of debt and equity securities through public and private sources. There are no assurances, however, that such financing will be obtained.

(12)  Commitments and Contingencies

  (a)  FCC License

The FCC has established certain system development milestones that must be met for the Company to maintain its license to operate the system. The Company believes that it is proceeding into the system development as planned and in accordance with the FCC milestones.

  (b)  Application for Review of FCC License

One of the losing bidders for the DARS licenses filed an Application for Review by the full FCC of the Licensing Order which granted the Company its FCC license. The Application for Review alleges that WorldSpace has effectively taken control of the Company without FCC approval. The FCC or the U.S. Court of Appeals has the authority to overturn the award of the FCC license should they rule in favor of the losing bidder. Although the Company believes that the FCC license will withstand the challenge, no prediction of the outcome of this challenge can be made with any certainty.

  (c)  Satellite Purchase Contract

On March 20, 1998, as amended on June 5, 1998, the Company entered into an agreement for the construction of two satellites, two launch vehicles, and related equipment, services and spare parts, including launch services. The total commitment under the amended agreement, excluding financing fees, is approximately $438,013,000 as of December 31, 1998. These amounts are due upon the completion of certain milestones. The Company has incurred costs of $64,348,000 as of December 31, 1998. One of the members of the board of directors is an executive of an affiliate of the Contractor.

Under the terms of this agreement, the Contractor shall invest $15,000,000 in a private or public equity offering of the Company, should it be consummated prior to March 20, 1999.

  (d)  Technical Services and Technology Licenses

Effective January 1, 1998, the Company entered into an agreement with AMSC and WorldSpace Management Corporation (“WorldSpace MC”), an affiliate of WSI, in which WorldSpace MC provides technical support in areas related to the development of a DARS system. Payments for services provided under this agreement are made based on negotiated hourly rates. This agreement may be terminated by either party on or after the date of the commencement of commercial operation following the launch of the Company’s first satellite. There is no minimum services purchase requirement. The Company incurred costs of $4,770,000 under the agreement during 1998.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

Effective January 1, 1998, XMSR entered into a technology licensing agreement with AMSC and WorldSpace MC by which as compensation for certain licensed technology currently under development to be used in the XM Radio system, XMSR will pay up to $14,300,000 over a ten-year period. In addition, XMSR agreed to pay 1.2 percent of quarterly net revenues to WorldSpace MC and a royalty for equipment manufactured using the technology, if it were to use the source encoding and decoding of transmission signals under development. No liability exists to AMSC or WorldSpace MC should such developments prove unsuccessful. XMSR incurred costs of $6,624,000 under the agreement during 1998.

  (e)  FCC Occurrences

On October 30, 1998, AMSC and WSI submitted an application for Consent and Transfer Control with the FCC. These entities have requested the FCC’s consent to WSI’s exercise of certain options that would increase its shareholding interest in the Company. There have been challenges filed against the application.

  (f)  Leases

The Company has two noncancelable operating leases for office space that expire over the next four years. The future minimum lease payments under noncancelable leases as of December 31, 1998 are (in thousands):

Year ending December 31:

1999	$42

2000	44

2001	46

2002	48

2003	—

$180

Rent expense for 1998 and 1997 was $231,000 and $0, respectively.

(13)  Subsequent Events

      On January 12, 1999, a competitor of the Company commenced action against the Company for patent infringement and for a declaratory judgment of future patent infringement by the Company. There have been no damages specified in the action and the Company is in the process of responding to the complaint. Should it be unsuccessful in its defense, the Company could be liable for monetary damages, and could be forced to engineer alternative technologies related to signal reception or seek a license from, or pay royalties to, the competitor. The Company intends to vigorously defend against the suit; however, the outcome is uncertain at this time.

      Effective January 15, 1999, the Company issued a convertible note to AMSC for $21,419,000. This note matures on September 30, 2006 and carries an interest rate of LIBOR plus five percent per annum. Under the terms of this note, AMSC shall have the right to convert all or a portion of the aggregate principal amount of the note into shares of common stock at a conversion price of $875,000 per share. Interest is payable upon maturity.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

(14)  Quarterly Data (Unaudited) (in thousands)

	1998

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

Revenues	$—	—	—	—

Operating loss	3,100	5,032	3,849	4,204

Loss before income taxes	3,100	5,032	3,857	4,178

Net loss	3,100	5,032	3,857	4,178

Net loss per share — basic and diluted	25	40	31	33

	1997

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

Revenues	$—	—	—	—

Operating loss	—	51	185	874

Loss before income taxes	—	270	459	930

Net loss	—	270	459	930

Net loss per share — basic and diluted	—	2	4	7

      The sum of quarterly per share net losses for 1997 do not necessarily agree to the net loss per share for the year due to the timing of stock issuances.

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period from December 15, 1992 (date of inception)
to December 31, 1998

RARE MEDIUM GROUP, INC.

Consolidated Balance Sheets

(In thousands except share data)

	December 31,	June 30,
	2000	2001

		(Unaudited)

Assets

Current assets:

Cash and cash equivalents	$113,018	$61,164

Short-term investments	44,465	36,872

Total cash, cash equivalents, and short-term investments	157,483	98,036

Accounts receivable, net	21,952	6,714

Work in process	5,426	616

Notes receivable	—	25,125

Embedded derivative instrument on note receivable	—	15,077

Prepaid expenses and other current assets	5,402	4,786

Total current assets	190,263	150,354

Property and equipment, net	28,740	16,107

Investments in affiliates	48,016	33,162

Goodwill and intangibles, net	49,061	23,464

Other assets	1,411	845

Total assets	$317,491	$223,932

Liabilities and Stockholders’ Equity

Current Liabilities:

Accounts payable	$10,740	$6,013

Accrued liabilities	16,876	17,295

Deferred revenue	3,778	881

Other current liabilities	—	8,559

Total current liabilities	31,394	32,748

Other noncurrent liabilities	9,367	1,851

Total liabilities	40,761	34,599

Series A Convertible Preferred Stock, $.01 par value, net of unamortized discount of $50,162 and $47,966, respectively	47,621	53,519

Stockholders’ equity:

Preferred stock, $.01 par value. Authorized 10,000,000 shares; issued 977,838 shares as Series A Convertible Preferred Stock at December 31, 2000 and 1,014,848 shares at June 30, 2001	—	—

Common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 63,676,074 shares at December 31, 2000 and 63,668,000 shares at June 30, 2001	637	637

Additional paid-in capital	528,958	528,470

Accumulated other comprehensive loss	(1,127)	(313)

Accumulated deficit	(299,188)	(392,809)

Treasury stock, at cost, 66,227 shares	(171)	(171)

Total stockholders’ equity	229,109	135,814

Total liabilities and stockholders’ equity	$317,491	$223,932

See accompanying notes to unaudited consolidated financial statements.

RARE MEDIUM GROUP, INC.

Unaudited Consolidated Statements of Operations

(In thousands except share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2000	2001	2000	2001

Revenues	$27,706	$7,625	$51,523	$19,949

Cost of revenues	16,663	8,916	29,725	24,155

Gross profit (loss)	11,043	(1,291)	21,798	(4,206)

Expenses:

Sales and marketing	5,626	2,211	9,173	5,474

General and administrative	23,428	13,185	41,251	30,940

Depreciation and amortization	11,605	6,747	22,014	19,694

Restructuring charges	—	6,097	—	21,929

Total expenses	40,659	28,240	72,438	78,037

Loss from operations	(29,616)	(29,531)	(50,640)	(82,243)

Interest income, net	3,420	2,178	4,572	4,154

Loss on investments in affiliates	(1,193)	(12,687)	(2,563)	(23,633)

Unrealized gain on derivative instrument	—	13,800	—	13,800

Other income (expense)	(311)	376	(262)	199

Net loss	(27,700)	(25,864)	(48,893)	(87,723)

Cumulative dividends and accretion of convertible preferred stock to liquidation value	(5,015)	(2,966)	(16,843)	(5,898)

Net loss attributable to common stockholders	$(32,715)	$(28,830)	$(65,736)	$(93,621)

Basic and diluted loss per share:

Net loss per share	$(0.66)	$(0.46)	$(1.39)	$(1.48)

Basic weighted average common shares outstanding	49,288,828	63,334,823	47,436,995	63,337,807

See accompanying notes to unaudited consolidated financial statements.

RARE MEDIUM GROUP, INC.

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six Months Ended
	June 30,

	2000	2001

Cash flows from operating activities:

Net loss	$(48,893)	$(87,723)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	22,014	19,694

Loss on investments in affiliates	2,563	23,633

Unrealized gain on derivative instrument	—	(13,800)

Investments in affiliates received for services rendered	—	(1,250)

Non-cash restructuring charges	—	12,615

Non-cash interest, net	—	(399)

Changes in assets and liabilities, net of acquisitions and sale of businesses:

Accounts receivable	(8,753)	13,640

Work in process	(5,403)	4,811

Prepaid expenses and other assets	(4,770)	795

Deferred revenue	2,933	(54)

Accounts payable, accrued and other liabilities	9,206	704

Net cash used in operating activities	(31,103)	(27,334)

Cash flows from investing activities:

Cash paid for investments in affiliates	(19,659)	(6,199)

Purchases of property and equipment, net	(15,474)	(4,296)

Repayment (Purchase) of notes receivable	650	(25,000)

Cash paid for acquisitions, net of cash acquired and acquisition costs	46	—

Cash received for sale of investment in affiliates	—	3,360

Purchases of short-term investments	—	(54,816)

Sales of short-term investments	—	62,409

Net cash used in investing activities	(34,437)	(24,542)

Cash flows from financing activities:

Proceeds from issuance of common stock, net of costs	241,355	—

Proceeds from issuance of common stock in connection with the exercise of warrants and options	4,727	22

Repayments of borrowings, net	(737)	—

Net cash provided by financing activities	245,345	22

Net increase (decrease) in cash and cash equivalents	179,805	(51,854)

Cash and cash equivalents, beginning of period	28,540	113,018

Cash and cash equivalents, end of period	$208,345	$61,164

See accompanying notes to unaudited consolidated financial statements.

RARE MEDIUM GROUP, INC.

Notes to Unaudited Consolidated Financial Statements

(1)  Description of the Business

      Rare Medium Group, Inc. (the “Company”) conducts its operations primarily through its subsidiaries, which are organized as two related lines of business: the Internet services business of Rare Medium, Inc. (“Rare Medium”) and the investment business. The Company is headquartered in New York and Rare Medium has offices throughout the United States.

      Rare Medium, a wholly owned subsidiary of the Company, is a provider of Internet solutions that develops e-commerce Internet strategies, improves business processes and develops marketing communications, branding strategies and interactive content using Internet-based technologies and solutions.

      Through its investment business, the Company has historically made selective venture investments by taking strategic minority equity positions in other independently managed companies. Additionally, in the past, the Company has developed, managed and operated companies in selected Internet-focused market segments (“Incubator Companies”). During the first quarter of 2001, the Company reduced its focus on the investment business and significantly reduced the amount of funding to its Incubator Companies. Additionally, in April, the Company sold a majority of its equity interest in ChangeMusic Network (“CMJ”) and ePrize, two of its incubator companies (see Note 7).

(2)  Basis of Presentation

      The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows at the dates and for the periods indicated. While the Company believes that disclosures presented are adequate to make the information not misleading, these unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2000 which are contained in the Company’s second amended Annual Report on Form 10-K/ A filed with the Securities and Exchange Commission (the “SEC”). The results of the three and six month periods ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year. Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year’s presentation.

(3)  Investments in Affiliates

      The following is a summary of the carrying value of investments held by the Company (in thousands):

	December 31,	June 30,
	2000	2001

		(Unaudited)

Cost investments	$37,501	$31,929

Marketable securities	7,791	720

Equity investments	2,724	513

	$48,016	$33,162

      The Company recognized losses of approximately $0.4 million for the six months ended June 30, 2001 representing its proportionate share of the losses of investee companies, for those investments carried under the equity method. The Company also recognized losses of approximately $1.8 million for the six months ended June 30, 2001 representing the amortization of the net excess of investment over its proportionate share of the affiliates’ net assets. Amortization is generally recorded on a straight-line basis over three years. Also, the Company recorded a loss of approximately $18.3 million during the six months ended June 30, 2001 for the impairment of investments in affiliates, including approximately $2.7 million relating to its Incubator Companies. Additionally, the Company recognized a loss of approximately $3.1 million for realized losses on

RARE MEDIUM GROUP, INC.

Notes to Unaudited Consolidated Financial Statements — (Continued)

(3)  Investments in Affiliates — (Continued)

the sale of publicly traded securities. During the six months ended June 30, 2001, the Company recognized revenue of approximately $4.5 million for services provided to affiliates.

(4)  Segment Information

      The Company’s operations have been classified into two primary segments: the Internet services business and the investment business. Presented below is summarized financial information of the Company’s continuing operations for each segment (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2000	2001	2000	2001

Revenues:

Internet services	$30,026	$8,109	$53,515	$21,889

Investment	1,838	786	3,316	2,708

Internet services provided to consolidated investments	(4,158)	(1,270)	(5,308)	(4,648)

	$27,706	$7,625	$51,523	$19,949

Loss before interest, taxes, depreciation, amortization and other items:

Internet services	$(2,470)	$(8,227)	$(5,734)	$(21,406)

Investment and corporate	(15,541)	(8,460)	(22,892)	(19,214)

	$(18,011)	$(16,687)	$(28,626)	$(40,620)

Depreciation and amortization	(11,605)	(6,747)	(22,014)	(19,694)

Interest income, net	3,420	2,178	4,572	4,154

Loss on investments in affiliates	(1,193)	(12,687)	(2,563)	(23,633)

Restructuring charges	—	(6,097)	—	(21,929)

Unrealized gain on derivative instrument	—	13,800	—	13,800

Other (expense) income	(311)	376	(262)	199

Net loss	$(27,700)	$(25,864)	$(48,893)	$(87,723)

	December 31,	June 30,
	2000	2001

Total assets:

Internet services	$61,339	$26,499

Investment and corporate	256,152	197,433

	$317,491	$223,932

      For the six months ended June 30, 2001, two Internet services customers, each representing more than 10% of Internet services revenue, aggregated approximately 33% of Internet services revenue.

(5)  Notes Receivable and Derivative Instrument

      On April 2, 2001, the Company agreed to purchase from Motient Corporation (“Motient”) 12.5% secured promissory notes (the “Notes”), issuable in two tranches, each in the principal amount of $25.0 million. The Notes are collateralized by 5,000,000 shares of XM Satellite Radio, Inc. (“XM Radio”) common stock owned by Motient. The first tranche was purchased on April 4, 2001. The principal of and accrued interest on the Notes are payable on October 1, 2001 in either cash, shares of XM Radio, or any combination thereof at Motient’s option, as set forth in the agreement. At the option of the Company, the Notes may be exchanged for a number of XM Radio shares equivalent to the principal of the Notes and any accrued interest thereon, as set forth in the agreement. The Company has separately ascribed value to the outstanding tranche of the Notes and the Notes’ exchange feature. As such, $23.7 million has been allocated to the first tranche of the Notes and the remaining $1.3 million has been allocated to the exchange feature.

RARE MEDIUM GROUP, INC.

Notes to Unaudited Consolidated Financial Statements — (Continued)

(5)  Notes Receivable and Derivative Instrument — (Continued)

Additional interest income has been recognized representing the accretion of the $23.7 million carrying value up to the $25.0 million face value over the six-month term of the Notes. As of June 30, 2001, in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company recorded an asset for the embedded derivative instrument and a corresponding unrealized gain of approximately $13.8 million related to the increase in the fair value of the exchange feature that would allow it to convert the first tranche of the Notes to shares of XM Radio. The second tranche was purchased on July 16, 2001.

(6)  Merger with Motient Corporation

      On May 14, 2001, the Company entered into an agreement to merge with a subsidiary of Motient. Under the terms of the agreement, which is subject to customary conditions including the approval of both companies’ shareholders, each share of the Company’s outstanding common stock will be exchanged for one-tenth of a share of a new class of Motient preferred stock. Each whole share of the newly issued preferred stock will have a liquidation preference of $20.00 and be convertible into 6.4 shares of Motient common stock at the shareholder’s option, subject to certain mandatory conversion provisions. A portion of Motient’s XM Radio shares and other consideration will be issued in exchange for the Company’s Series A convertible preferred stock. The Notes will be cancelled upon the closing of the merger, which is expected to occur during the third quarter of 2001.

      A number of class action lawsuits that have been filed by the holders of the Company’s common stock in the Court of Chancery of the State of Delaware and the New York State Supreme Court challenging the proposed merger. Thus far, of the seventeen complaints that have been filed, sixteen have been filed in the Court of Chancery in Delaware and one, Brickell Partners v. Rare Medium Group, Inc., et al., N.Y.S. Index No. 01602694, in the New York State Supreme Court. All of the complaints name the Company and members of the Company’s board of directors as defendants. Most of the complaints name the holders of the Company’s preferred stock, and certain of their affiliates, as defendants, and some of the complaints name Motient as a defendant.

      On June 22, 2001, the Delaware court entered an order to consolidate the sixteen Delaware lawsuits for all purposes into a single purported class action, In re Rare Medium Group, Inc. Shareholders Litigation, C.A. No. 18879-NC. Under the terms of the order, Ram Yariv was added as an additional party plaintiff. The law firms of Abraham and Paskowitz; Bull & Lifshitz, LLP; Bernstein Liebhard & Lifshitz LLP; Kirby McInerney & Squire LLP; Stull, Stull & Brody; Weiss & Yourman; Wolf Popper LLP; Milberg Weiss Bershad Hynes & Lerach LLP; Law Offices of Peter Fischbein; Law Offices of Bernard M. Gross, P.C.; Berger & Montague, P.C.; Barrack, Rodos & Bacine; Scchiffrin & Barroway LLP; Law Offices of Curtis V. Trinko LLP; Shapiro Haber & Urmy LLP; Law Offices of Alfred G. Yates, Jr.; and Rabin & Peckel LLP were designated as plaintiffs’ Committee of the Whole, the law firm of Milberg Weiss Bershad Hynes & Lerach LLP was designated as plaintiffs’ Lead Counsel, and the law firm of Rosenthal Monhait Gross & Goddess, P.A. was designated as plaintiffs’ Delaware Liaison Counsel. The complaint in Loeffelbein, et al. v. Stasior, et al., C.A. No 18939-NC was designated as the complaint in the consolidated action.

      On August 7, 2001, a Consolidated Amended Class Action Complaint was filed in Delaware Chancery Court. The Delaware Court has not yet certified the consolidated lawsuit as a class action.

      Both the Consolidated Amended Class Action Complaint and the complaint in the New York lawsuit allege that the defendants purportedly breached duties allegedly owed to the holders of the Company’s common stock in connection with the merger agreement. Specifically, the complaints allege, among other things, that: (1) the holders of the Company’s preferred stock engaged in self-dealing in the proposed merger; and (2) the Company’s board of directors allegedly breached its fiduciary duties by agreeing to distribute the merger consideration differently among holders of the Company’s common and preferred shares. The Consolidated Amended Class Action Complaint also alleges that the Company failed to adequately disclose all material information in the joint proxy statement relating to the merger . The complaints in both lawsuits

RARE MEDIUM GROUP, INC.

Notes to Unaudited Consolidated Financial Statements — (Continued)

(6)  Merger with Motient Corporation — (Continued)

also allege that the holders of the Company’s preferred stock aided and abetted the supposed breaches of fiduciary duties.

      The lawsuits seek to stop the merger and/or to obtain an award of monetary damages. Specifically, the plaintiffs seek, among other things: (1) a declaration that the complaints are properly maintainable as a class action; (2) injunctive or rescissory relief; (3) unspecified monetary damages; (4) attorneys’ fees, costs, and expenses; (5) other and further relief the Court deems proper.

      The Company filed a motion to dismiss the Delaware lawsuit before the Consolidated Amended Class Action Complaint was filed, and will supplement the motion as appropriate in response to the new complaint. The Company has been served with process and has filed a motion to dismiss the New York lawsuit. The return date for this motion to be heard by the New York court is September 10, 2001.

      The Company plans to vigorously contest these lawsuits, as well as any other similar lawsuits that may be filed. The Company has filed a motion to dismiss the complaint in Delaware and the complaint in New York.

(7)  Sale of Businesses

      In April 2001, the Company sold a majority of its equity interest in two of its Incubator Companies: CMJ and ePrize. The Company received total aggregate consideration of $1.4 million, consisting of cash and a promissory note with a principal amount of approximately $0.5 million. The Company retained a 15% equity interest in CMJ and a 5% equity interest in ePrize. During the first quarter of 2001, the Company recognized a loss of approximately $2.5 million relating to the sale of CMJ. During the second quarter of 2001, the Company recognized a gain of approximately $1.5 million relating to the sale of ePrize.

(8)  Restructuring Charges

      During the first quarter of 2001, the Company recognized restructuring charges of approximately $15.8 million primarily related to its Internet services business, consisting of $10.8 million for the consolidation of facilities and the disposition of property and equipment, $2.0 million for the impairment of unamortized goodwill, $1.8 million for severance and benefits related to headcount reductions and $1.2 million for other office shutdown costs. An additional $6.1 million was recognized in the second quarter, consisting of approximately $5.9 million for further facilities consolidations and the disposition of property and equipment and $0.2 million for severance and benefits related to further headcount reductions. These restructuring charges were aimed at aligning the Company’s cost structure with changing market conditions and decreased demand for the Company’s services and were primarily related to office closures in Canada, Australia, Singapore, England and Michigan and other office consolidations. The plan resulted in head count reductions of approximately 325 employees during the first six months of 2001.

      The total cash outlay and non-cash charges for the restructuring activities will be approximately $9.3 million and $12.6 million, respectively. As of June 30, 2001, approximately $3.7 million of cash was used, $3.7 million is expected to be used in the remainder of 2001, and the remaining cash outlay of approximately $1.9 million, primarily related to the present value of the net future minimum lease payments for certain real estate lease obligations, is expected to be used over the next seven years.

      Restructuring activities during the six months ended June 30, 2001 were as follows (in thousands):

	Restructuring	Amount	Balance,
	Charges	Utilized	June 30, 2001

Facilities and property and equipment	$16,737	$11,536	$5,201

Goodwill	2,028	2,028	—

Severance and benefits	2,022	2,005	17

Other office shutdown costs	1,142	711	431

Total	$21,929	$16,280	$5,649

RARE MEDIUM GROUP, INC.

Notes to Unaudited Consolidated Financial Statements — (Continued)

(9)  Contingencies

      In July 2000, the Rare Medium entered into a strategic alliance agreement, as amended, with a software company (the “Partner”) to assist in the training of personnel and development and delivery by Rare Medium of solutions built utilizing the Partner’s technology. Under the terms of the alliance, the Partner was to provide Rare Medium with refundable advances of approximately $17.1 million, on an interest free basis, to be paid to Rare Medium over the term of the two-year agreement, subject to Rare Medium’s compliance with certain requirements set forth in the agreement. The amount and timing of the repayment of the advances may be adjusted based on Rare Medium’s achievement of certain milestones in accordance with the terms of the agreement. The Partner and Rare Medium have a dispute as to whether certain milestones have been achieved. Recent efforts at renegotiating the payment schedule and milestones were not successful. On July 23, 2001, Rare Medium received a notice of arbitration from the Partner seeking the return of the approximately $8.6 million, plus interest, that had been advanced by the Partner, who has allegedly terminated the agreement. Rare Medium intends to contest the Partner’s claims. There can be no assurance that Rare Medium will be successful in contesting this action and that accelerated repayment, along with attorney’s fees and interest, will not be required.

      The Company has been in settlement discussions with its former financial public relations firm with respect to the Company’s failure to deliver options covering approximately 124,000 shares of the Company’s stock that are allegedly owed relating to past services allegedly rendered. Based on the current state of settlement discussions, the Company believes that it will be able to resolve this contingency without it having a material adverse effect on the Company’s results of operations or financial position. However, if no settlement is reached, the claimant has indicated that it will file a claim alleging its entitlement to damages of approximately $12.8 million. While the Company does not believe such a claim will be filed, until a formal settlement has been executed, there can be no assurance of this outcome, or the results of any subsequent litigation.

      In May 2001, plaintiffs Jay M. Wolff, David Bliss, Tim Barber and Steve O’Brien filed suit against Rare Medium, Inc., ICC Technologies, Inc., and Rare Medium Texas I, Inc. in the United States District Court for the Southern District of New York, Wolff, et al. v. Rare Medium, Inc., et al., CV No 01-4279. The plaintiffs asserted claims for breach of contract, tortuous interference with contractual relations, tortuous interference with prospective advantage, and breach of implied obligation of good faith, arising out of the plaintiffs’ alleged attempt to engage in transactions involving some or all of the approximately 1,200,000 shares of the Company’s common stock that the plaintiffs obtained in the Company’s acquisition of Big Hand, Inc. The plaintiffs seek unspecified compensatory and punitive damages, interest, attorneys’ fees and costs. The Company plans to defend the matter vigorously.

      On July 23, 2001, plaintiff Microsoft Corporation filed suit against Rare Medium, Inc. in the United States District Court for the Western District of Washington, CO1-1130P. The plaintiff alleges breach of contract in connection with a consulting agreement and an alliance agreement entered between the parties seeking $2.3 million in damages, interest and attorney’s fees. The Company plans to defend the matter vigorously.

      Additionally, from time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such additional legal matters will not have a material adverse effect on the Company’s financial position or results of its operations.

Independent Auditors’ Report

The Board of Directors and Stockholders of Rare Medium Group, Inc.:

      We have audited the accompanying consolidated balance sheets of Rare Medium Group, Inc. and subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rare Medium Group, Inc. and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

      As discussed in Note 2 to the accompanying consolidated financial statements, the Company has restated its financial statements for the year ended December 31, 2000.

/s/ KPMG LLP

New York, New York
February 14, 2001, except for

Note 2 which is as of June 22, 2001

RARE MEDIUM GROUP, INC

Consolidated Balance Sheets

December 31, 1999 and 2000
(in thousands except share data)

	1999	2000

		(Restated —
		See Note 2)

ASSETS

Current assets:

Cash and cash equivalents	$28,540	$113,018

Short-term investments	—	44,465

Total cash, cash equivalents, and short-term investments	28,540	157,483

Accounts receivable, net of allowance for doubtful accounts of $545 and $3,241	12,601	21,952

Work in process	3,171	5,426

Prepaid expenses and other current assets	3,608	5,402

Total current assets	47,920	190,263

Property and equipment, net	12,100	28,740

Investments in affiliates	26,467	48,016

Goodwill and intangibles, net	72,552	49,061

Other assets	1,384	1,411

Total assets	$160,423	$317,491

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$7,097	$10,740

Accrued liabilities	5,759	16,746

Deferred revenue	3,044	3,778

Current portion of note payable — related parties	997	—

Notes payable	579	130

Total current liabilities	17,476	31,394

Note payable — related parties	997	—

Other noncurrent liabilities	735	9,367

Total liabilities	19,208	40,761

Series A Convertible Preferred Stock, $.01 par value, net of unamortized discount of $54,558 and $50,162	36,224	47,621

Stockholders’ equity:

Preferred stock, $.01 par value. Authorized 10,000,000 shares; issued 907,820 shares as Series A Convertible Preferred Stock at December 31, 1999 and 977,838 shares at December 31, 2000	—	—

Common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 42,893,357 shares at December 31, 1999 and 63,676,074 shares at December 31, 2000	429	637

Additional paid-in capital	252,074	528,958

Accumulated other comprehensive income (loss)	937	(1,127)

Note receivable from shareholder	(230)	—

Accumulated deficit	(148,048)	(299,188)

Treasury stock, at cost, 66,227 shares	(171)	(171)

Total stockholders’ equity	104,991	229,109

Total liabilities and stockholders’ equity	$160,423	$317,491

See accompanying notes to consolidated financial statements.

RARE MEDIUM GROUP, INC.

Consolidated Statements of Operations

For the Years Ended December 31, 1998, 1999 and 2000
(in thousands except share data)

	1998	1999	2000

			(Restated —
			See Note 2)

Revenues	$4,688	$36,694	$106,472

Cost of revenues	3,610	19,650	66,100

Gross profit	1,078	17,044	40,372

Expenses:

Sales and marketing	897	5,450	25,800

General and administrative	5,673	32,407	92,002

Depreciation and amortization	12,584	25,993	49,360

Total expenses	19,154	63,850	167,162

Loss from operations	(18,076)	(46,806)	(126,790)

Interest (expense) income, net	(1,279)	(1,396)	10,248

Loss on investments in affiliates	—	(1,468)	(11,103)

Other income (expense)	—	200	(777)

Loss before taxes and discontinued operation	(19,355)	(49,470)	(128,422)

Income tax expense	355	—	—

Loss before discontinued operation	(19,710)	(49,470)	(128,422)

Discontinued operation:

Loss from discontinued operation	(4,538)	—	—

Gain on restructuring of Engelhard/ICC	24,257	—	—

Loss on sale of FAS	(628)	—	—

Income from discontinued operation	19,091	—	—

Net loss	(619)	(49,470)	(128,422)

Deemed dividend attributable to issuance of convertible preferred stock	—	(29,879)	—

Cumulative dividends and accretion of convertible preferred stock to liquidation value	—	(13,895)	(22,718)

Net loss attributable to common stockholders	$(619)	$(93,244)	$(151,140)

Basic and diluted loss per share:

Continuing operations	$(0.78)	$(2.55)	$(2.83)

Discontinued operation	0.76	—	—

Net loss per share	$(0.02)	$(2.55)	$(2.83)

Basic weighted average common shares outstanding	25,282,002	36,625,457	53,488,951

See accompanying notes to consolidated financial statements

RARE MEDIUM GROUP, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 1998, 1999 and 2000
(in thousands)

	1998	1999	2000

			(Restated —
			See Note 2)

Cash flows from operating activities:

Net loss	$(619)	$(49,470)	$(128,422)

Adjustments to reconcile net loss to net cash used in operating activities:

Gain of restructuring of Engelhard	(24,257)	—	—

Depreciation and amortization	12,584	25,993	49,360

Loss on investments in affiliates	133	1,469	11,103

Common stock and stock options issued for services rendered	590	30	—

Investments in affiliates received for services rendered	—	—	(4,442)

Loss on disposition of FAS	628	—	—

Interest expense paid in notes and stock	1,140	2,630	—

Changes in assets and liabilities, net of acquisitions:

Accounts receivable	423	(8,527)	(10,975)

Work in process	—	(2,902)	(2,256)

Prepaid expenses and other assets	277	(1,624)	(2,804)

Deferred revenue	309	1,383	734

Accounts payable, accrued and other Liabilities	109	(1,013)	21,836

Net cash used in operating activities	(8,683)	(32,031)	(65,866)

Cash flows from investing activities:

Cash paid for acquisitions, net of cash acquired, and acquisition costs	(10,592)	(2,924)	(260)

Cash paid for investments in affiliates	—	(27,076)	(27,563)

Purchases of property and equipment, net	(912)	(8,792)	(24,491)

Purchase of short term investments	—	—	(44,465)

Cash received in connection with Restructuring of Engelhard/ICC	18,864	—	—

(Issuance) repayment of note receivable	—	(1,100)	1,000

Net cash received in connection with sale of majority interest in FAS	973	—	—

Net cash provided by (used in) investing activities	8,333	(39,892)	(95,779)

Cash flows from financing activities:

Proceeds from issuance of convertible debenture	—	6,000	—

Proceeds from issuance of convertible preferred stock, net of costs	—	82,998	—

Proceeds from issuance of common stock, net of costs	—	—	240,923

Proceeds from issuance of common stock in connection with exercise of warrants and options	118	11,792	6,115

Repayment of borrowings, net	(108)	(1,245)	(915)

Net cash provided by financing activities	10	99,545	246,123

Net (decrease) increase in cash and cash equivalents	(340)	27,622	84,478

Cash and cash equivalents, beginning of period	1,258	918	28,540

Cash and cash equivalents, end of period	$918	$28,540	$113,018

Supplemental disclosures of cash flow information:

Interest paid	$374	$609	$—

Income taxes paid	$—	$355	$—

See accompanying notes to consolidated financial statements.

RARE MEDIUM GROUP, INC.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 1998, 1999 and 2000
(in thousands except share data)

		Common		Accumulated	Note
		Stock		Other	Receivable
	Preferred	($.01 par	Additional	Comprehensive	From
	Stock	value)	Paid-In Capital	Income	Officer

Balance, January 1, 1998	$—	$215	$51,309	$—	$(230)

Net loss	—	—	—	—	—

Issuance of 5,775, 003 for acquired businesses	—	58	19,988	—	—

Issuance of 3,145,709 shares of common stock for conversion of debt and accrued interest	—	31	12,717	—	—

Issuance of 55,800 shares of common stock through exercise of stock options and warrants	—	1	118	—	—

Issuance of 200,000 shares of common stock and options for services rendered	—	2	588	—	—

Balance, December 31, 1998	—	307	84,720	—	(230)

Comprehensive loss:

Net loss	—	—	—	—	—

Other comprehensive income:

Net unrealized gain arising during period	—	—	—	937	—

Total comprehensive loss

Issuance of 4,977,923 shares of common stock in connection with acquired businesses	—	50	47,918	—	—

Issuance of 3,054,362 shares of common stock for conversion of debt and accrued interest	—	30	17,109	—	—

Issuance of 2,489 shares of common stock for services rendered	—	—	30	—	—

Issuance of 4,161,755 shares of common stock through exercise of stock options and warrants	—	42	11,750	—	—

Value of warrants issued in connection with the Series A preferred stock	—	—	53,118	—	—

Intrinsic value of beneficial conversion feature of Series A preferred stock and pay-in-kind	—	—	37,429	—	—

Deemed dividends and accretion of preferred stock	—	—	—	—	—

Balance, December 31, 1999	—	429	252,074	937	(230)

Comprehensive loss:

Net loss (restated — see Note 2)	—	—	—	—	—

Other comprehensive loss:

Net unrealized loss arising during period	—	—	—	(1,871)	—

Net foreign exchange loss arising during period	—	—	—	(193)	—

Total comprehensive loss (restated — see Note 2)

Issuance of 862,721 shares of common stock in connection with acquired business	—	9	16,730	—	—

Issuance of 2,500,000 shares of common stock in private placement	—	25	65,690	—	—

Issuance of 3,000,000 shares of common stock in public offering	—	30	175,178	—	—

Issuance of 53,160 shares of common stock for conversion of debt	—	1	1,993	—	—

Issuance of 14,366,836 shares of common stock through exercise of stock options and warrants	—	143	5,972	—	—

Forgiveness of note receivable from shareholder	—	—	—	—	230

Intrinsic value of beneficial conversion feature of Series A preferred stock and pay-in-kind dividends	—	—	11,321	—	—

Deemed dividends and accretion of preferred stock	—	—	—	—	—

Balance, December 31, 2000 (restated — see Note 2)	$—	$637	$528,958	$(1,127)	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Total
		Treasury	Stockholders’
	Accumulated	Stock at	Equity
	Deficit	Cost	(Deficit)

Balance, January 1, 1998	$(54,185)	$(171)	$(3,062)

Net loss	(619)	—	(619)

Issuance of 5,775, 003 for acquired businesses	—	—	20,046

Issuance of 3,145,709 shares of common stock for conversion of debt and accrued interest	—	—	12,748

Issuance of 55,800 shares of common stock through exercise of stock options and warrants	—	—	119

Issuance of 200,000 shares of common stock and options for services rendered	—	—	590

Balance, December 31, 1998	(54,804)	(171)	29,822

Comprehensive loss:

Net loss	(49,470)		(49,470)

Other comprehensive income:

Net unrealized gain arising during period	—	—	937

Total comprehensive loss			(48,533)

Issuance of 4,977,923 shares of common stock in connection with acquired businesses	—	—	47,968

Issuance of 3,054,362 shares of common stock for conversion of debt and accrued interest	—	—	17,139

Issuance of 2,489 shares of common stock for services rendered	—	—	30

Issuance of 4,161,755 shares of common stock through exercise of stock options and warrants	—	—	11,792

Value of warrants issued in connection with the Series A preferred stock	—	—	53,118

Intrinsic value of beneficial conversion feature of Series A preferred stock and pay-in-kind	—	—	37,429

Deemed dividends and accretion of preferred stock	(43,774)	—	(43,774)

Balance, December 31, 1999	(148,048)	(171)	104,991

Comprehensive loss:

Net loss (restated — see Note 2)	(128,422)	—	(128,422)

Other comprehensive loss:

Net unrealized loss arising during period	—	—	(1,871)

Net foreign exchange loss arising during period	—	—	(193)

Total comprehensive loss (restated — see Note 2)			(130,486)

Issuance of 862,721 shares of common stock in connection with acquired business	—	—	16,739

Issuance of 2,500,000 shares of common stock in private placement	—	—	65,715

Issuance of 3,000,000 shares of common stock in public offering	—	—	175,208

Issuance of 53,160 shares of common stock for conversion of debt	—	—	1,994

Issuance of 14,366,836 shares of common stock through exercise of stock options and warrants	—	—	6,115

Forgiveness of note receivable from shareholder	—	—	230

Intrinsic value of beneficial conversion feature of Series A preferred stock and pay-in-kind dividends	—	—	11,321

Deemed dividends and accretion of preferred stock	(22,718)	—	(22,718)

Balance, December 31, 2000 (restated — see Note 2)	$(299,188)	$(171)	$229,109

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

  (a)  Description of Business and Basis of Presentation

      Rare Medium Group, Inc. (the “Company”) conducts its operations primarily through its subsidiaries, which are organized as two related lines of business: the Internet services business of Rare Medium, Inc. (“Rare Medium”), and the investment business. The Company is headquartered in New York with offices throughout the United States and England.

      Rare Medium, a wholly-owned subsidiary of the Company, is a provider of Internet solutions, offering Fortune 1000 companies and others its services to develop e-commerce Internet strategies, improve business processes and develop marketing communications, branding strategies and interactive content using Internet-based technologies and solutions.

      The Company restructured its former climate control systems business in February 1998 and combined it with Rare Medium in April 1998. Since April 1998, the Company acquired a number of other Internet solutions companies. In October 1998, the Company disposed of its former climate control systems operations (see Note 3). In March 1999, the Company changed its name to “Rare Medium Group, Inc.”

      Through its investment business, the Company develops, manages and operates companies in selected Internet-focused market segments. Additionally, the Company makes selective venture investments by taking strategic equity positions in other companies.

      The 1999 and 2000 consolidated financial statements include the results of the Internet services business and the following majority owned incubator companies.

     ChangeMusic Network

      ChangeMusic Network (also know as CMJ.com, Inc.) has a combination of online and offline properties that deliver news, information, content and services to music consumers, artists and the music industry. The ChangeMusic Network also operates a business-to-business services group under the CMJ brand. The business-to-business division offers the music industry its CMJ New Music Report trade publications, one of the largest music industry conferences in the world, and a website through which subscribers can gain access to various exclusive data products. The Company acquired ChangeMusic Network in November 1999 and owns approximately 74% on a fully diluted basis and approximately 62% on a voting basis.

     ePrize

      ePrize is an online sweepstakes, direct marketing and promotions company that offers end-to-end solutions for customer acquisition and retention. ePrize uses its patent-pending Pooled eDrawings to help clients attract new visitors to websites, increase retention and build long-term online customer relationships. ePrize professionals help clients design, administer and maintain successful online sweepstakes and other promotional online efforts. Clients of ePrize include Ameritech, the New York Times, CBS, Chase Bank, and Mercedes-Benz. The Company acquired ePrize in December 1999 and owns approximately 80% on a fully diluted and voting basis.

     NoticeNow.com

      NoticeNow.com provides clients with private label unified messaging technology and solutions. Users of NoticeNow.com technology receive a personal, direct inward dial local telephone number. Users can keep this number for life, regardless of how many times they move. When someone calls the telephone number, they can leave a voicemail message or send a fax. The system will automatically detect whether the call is a voice or fax connection. The Company acquired NoticeNow.com in January 2000 and owns approximately 86% on a fully diluted and voting basis.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

1.  Summary of Significant Accounting Policies — (Continued)

      All intercompany accounts and transactions are eliminated in consolidation.

  (b)  Cash and Cash Equivalents

      The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents is restricted cash amounting to $748,880 at December 31, 2000 (see Note 16).

  (c)  Short-Term Investments

      The Company classifies investments in short-term debt securities as held to maturity. These investments are diversified among high credit quality securities in accordance with the Company’s investment policy. The Company has both the intent and ability to hold these securities to maturity. The cost of these securities are adjusted for amortization of premiums and accretion of discounts to maturity over the contractual life of the security. Such amortization and accretion are included in interest income.

  (d)  Property and Equipment

      The Company uses the straight-line method of depreciation. The estimated useful lives of property and equipment are as follows:

Years

Computer equipment and software	3 to 5

Furniture and fixtures	5 to 7

      Leasehold improvements are amortized on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter.

  (e)  Goodwill and Intangibles

      Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited, which is typically three years. The agreements pursuant to which the Company acquired certain companies (see Note 3) include provisions that could require the Company to issue additional shares if certain performance targets are met. The value of any such shares issued will be added to the goodwill related to such acquisition and amortized over the remainder of that goodwill’s useful life. Accumulated amortization amounted to $36.5 million and $77.3 million at December 31, 1999 and 2000, respectively.

      Long-lived assets and certain identifiable intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (f)  Revenue Recognition

      Revenues from the Internet services business are recognized using the percentage-of-completion method for fixed price contracts and as time is incurred for time and materials contracts, provided the collection of the resulting receivable is reasonably assured. Unbilled receivables, representing time and costs incurred on

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

1.  Summary of Significant Accounting Policies — (Continued)

projects in process in excess of amounts billed, are recorded as work in process in the accompanying balance sheets. Deferred revenue represent amounts billed in excess of costs incurred and are recorded as liabilities. To the extent costs incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is recognized in the period such determination is made for the excess.

      Advertising revenues from CMJ publications are recognized at the time the related publications are sent to the subscriber or are available at newsstands. Subscription revenue is deferred and recognized as income over the subscription period. Revenue related to newsstand magazine sales are recognized at the time that the publications are available at the newsstands, net of estimated returns.

      Advertising revenues derived from the delivery of advertising impressions are recognized in the period the impressions are delivered, provided the collection of the resulting receivable is reasonably assured.

  (g)  Investments in Affiliates

      The Company accounts for its investments in affiliates in which it owns less than 20% of the voting stock and does not possess significant influence over the operations of the investee, under the cost method of accounting. The Company accounts for those investments where the Company owns greater than 20% of the voting stock and possesses significant influence under the equity method.

  (h)  Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (i)  Stock Option Plans

      The Company accounts for its stock option plan in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), which allows entities to continue to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”), and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123 (see Note 13).

  (j)  Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

1.  Summary of Significant Accounting Policies — (Continued)

  (k)  Net Loss Per Share

      Basic earnings per share (“EPS”) is computed by dividing income or loss plus preferred dividends by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock. Net loss and weighted average shares outstanding used for computing diluted loss per common share were the same as that used for computing basic loss per common share.

      For the purposes of computing EPS from continuing operations, the Company had potentially dilutive common stock equivalents of 909,321, 6,380,103 and 5,846,723 for the years ended December 31, 1998, 1999 and 2000, respectively, made up of stock options. In addition, the Company had potentially dilutive common stock equivalents of 18,924,862 and 23,742,077 related to the Series A convertible preferred stock, Series 1-A and Series 2-A warrants and other common stock warrants for the years ended December 31, 1999 and 2000, respectively. These common stock equivalents were not included in the computation of earnings per common share because they were antidilutive on continuing operations for the periods presented.

  (l)  Fair Value of Financial Instruments

      The fair value of cash and cash equivalents, short-term investments, accounts receivables and notes payable approximate book value. The fair value of long-term notes payable approximated market value based on the recent exchange offerings completed in 1998 and 1999 (see Note 9).

  (m)  Concentration of Credit Risk, Major Customers and Geographic Information

      Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivables. Cash and cash equivalents and short-term investments consist of deposits, money market funds, and commercial paper placed with various high credit quality financial institutions.

      Concentration of credit risk with respect to receivables is limited due to the geographically diverse customer base. The Company routinely assesses the financial strength of its customers and does not require collateral or other security to support customer receivables. Credit losses are provided for in the consolidated financial statements in the form of an allowance for doubtful accounts. There are two customers whose individual balance accounts for more than 10% of the net receivable balance at December 31, 2000. Combined, these two customers accounted for approximately 34% of net receivables at December 31, 2000.

      The Company generates revenue principally from customers located in North America, many of which are large multi-national organizations. No customer accounted for more than 10% of revenues in 1998, 1999 or 2000.

  (n)  Internal-Use Software

      The Company adopted the American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) effective January 1, 1999. SOP 98-1 provides guidance for the capitalization of certain costs incurred in the development of internal-use software. In compliance with SOP 98-1, the Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in developing or obtaining internal-use software. Certain costs, such as maintenance and training, are expensed as incurred. The adoption of SOP 98-1 did not have a material impact on the Company’s results of operations.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

1.  Summary of Significant Accounting Policies — (Continued)

  (o)  Recently Issued Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. During June 1999, SFAS No. 137 was issued which delayed the effective date of SFAS No. 133 to January 1, 2001. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133,” which intended to simplify the accounting for derivatives under SFAS No. 133 and is effective upon the adoption of SFAS No. 133. The adoption of SFAS No. 133 will not have a material impact on the Company’s results of operations.

      In December 1999, the SEC issued SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 summarizes certain of the SEC staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB No. 101 during 2000 without a material effect on the Company’s results of operations.

      In March 2000, the Financial Accounting Standards Board issued FIN No. 44, “Accounting For Certain Transactions Involving Stock Compensation.” FIN No. 44 provides guidance for applying APB Opinion No. 25, “Accounting For Stock Issued to Employees.” With certain exceptions, FIN No. 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status on or after July 1, 2000. The implementation of FIN No. 44 did not have a material effect on the Company’s results of operations.

  (p)  Reclassifications

      Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.

2.  Restatement

      On June 26, 2001, the Company announced that it would restate its financial results for the fiscal year ended December 31, 2000 and for the fiscal quarters ended March 31, 2001 and September 30, 2000 to reflect the recognition of approximately $3.7 million of revenue in the first quarter of 2001 which was originally recognized in 2000.

      The Company performed services for a client in the year ended December 31, 2000, during which time a definitive professional services agreement was being negotiated. The definitive professional services agreement, which was signed during the first week of January 2001, established fees for past and future services, including fees of $3.7 million which were recognized as revenue during the year ended December 31, 2000. The professional services agreement also provided that the fees would be contingent upon the closing of a financing by the client, which would include an investment by the Company. A stock purchase agreement, dated as of December 29, 2000, to make the investment was entered into by several investors, including the Company, but the investment transaction did not close until the first week of January 2001, following which time the Company was paid for substantially all of the services relating to the $3.7 million in fees. After re-examining this transaction, the Company has concluded that the revenue in question should have been recognized in the first quarter of 2001.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

2.  Restatement — (Continued)

      As a result of the restatement, net accounts receivable and work in process as of December 31, 2000 decreased approximately $1.7 million and $2.0 million, respectively. The effect on the results of operations are as follows (in thousands, except per share date):

	For the Year Ended
	December 31, 2000

	As Reported	As Restated

Revenues	$110,149	$106,472

Loss from operations	(123,113)	(126,790)

Net loss	(124,745)	(128,422)

Basic and diluted loss per share	(2.76)	(2.83)

3.  Business Transactions

  (a)  Acquisitions

      In April 1998, the Company acquired all of the issued and outstanding shares of capital stock of Rare Medium. As consideration for the purchase of Rare Medium, the Company issued 4,269,000 shares of Common Stock valued at approximately $14.0 million, paid $10.0 million in cash and issued a secured promissory note in the principal amount of $22.2 million (see Note 9). The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of Rare Medium’s net assets by $45.7 million. This amount has been allocated to goodwill and is being amortized using the straight line method over three years. Included in the accompanying statements of operations are the results of Rare Medium since the date of acquisition.

      In addition to the acquisition of Rare Medium, during 1998, 1999, and 2000, the Company acquired 100% of the following Internet services businesses. The Company has accounted for these transactions under the purchase method of accounting. The portion of the aggregate purchase prices, including acquisition costs, that exceeded the fair value of the net assets acquired has been allocated to goodwill and is being amortized using the straight line method over three years. The results of operations for these acquisitions have been included in the accompanying statements of operations since the respective dates of acquisition.

		Number of
	Date of	Shares	Purchase	Gross
Acquisition	Acquisition	Issued	Price	Goodwill

			(in thousands)

1998

I/ O 360	August 1998	786,559	$3,000	$3,097

Digital Facades	August 1998	719,144	$3,000	$3,121

1999

Hype!, Inc	March 1999	270,992	$1,219	$1,102

FS3, Inc.	April 1999	768,975	$3,460	$3,496

Big Hand, Inc.	April 1999	1,460,603	$6,573	$6,447

Struthers Martin, Inc	May 1999	406,092	$6,000	$4,518

Globallink Communications, Inc	June 1999	445,470	$5,511	$5,634

Fire Engine Red, Inc.	July 1999	333,333	$4,000	$4,088

Atension, Inc.	August 1999	160,450	$1,415	$1,432

Evit Caretni Interactive, Inc.	December 1999	256,824	$8,328	$9,053

Carlyle Media Group Limited	December 1999	60,153	$2,230	$3,639

2000

Friedland Jacobs Communications, Inc	June 2000	800,745	$14,794	$14,776

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

3.  Business Transactions — (Continued)

      In connection with certain acquisitions, the former shareholders have agreed to indemnify the Company for any losses resulting from a breach of, among other things, their respective representations, warranties and covenants. To secure the indemnification obligations of these shareholders thereunder, 600,430 shares of the Company’s common stock delivered to these shareholders, included as part of the consideration, remain in escrow at December 31, 2000, and the liability of these shareholders under such indemnification obligations is expressly limited to the value of such shares held in escrow. During the year ended December 31, 2000, the Company issued 5,399 shares of its common stock as additional consideration for acquisitions made during 1999.

      In November 1999, the Company acquired 25% of the common shares, on a fully diluted basis, of College Media, Inc. (“CMJ”). Total consideration amounted to approximately $4.9 million representing $1.0 million in cash and 180,860 shares of the Company’s common stock. At such time, the Company also agreed to merge its 96% owned subsidiary, Changemusic.com with CMJ to form ChangeMusic Network, Inc. (ChangeMusic). Additionally, the Company acquired 1,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share of ChangeMusic (“ChangeMusic Preferred Stock”) and a warrant to purchase up to an additional 1,000 shares of ChangeMusic Preferred Stock at a price of $8,400 per share. The consideration price for the ChangeMusic Preferred Stock and warrant was $7.0 million in cash. As a result of the Company owning approximately 62% of the common stock outstanding of ChangeMusic, 74% assuming the conversion of the ChangeMusicPreferred Stock and exercise of the warrant, the statements of financial position and the results of operations (from November 1999) have been consolidated. Total goodwill resulting from these transactions representing (a) the cash and common stock of the Company, (b) the contribution of the Company’s interest in ChangeMusic and (c) the net liabilities of CMJ and acquisition costs, amounted to $10.1 million. The book value of the Company’s interest in ChangeMusic and CMJ approximates the value of the Company’s effective ownership in ChangeMusic. No amounts have been recorded with respect to minority interest receivable, as there is no future funding requirement by the minority interest shareholder. The Company has accounted for this transaction under the purchase method of accounting. Goodwill is being amortized using the straight-line method over three years.

     Pro Forma Financial Information (unaudited)

      The following unaudited pro forma information is presented as if the Company had completed the above 1999 and 2000 acquisitions as of January 1, 1999. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at those dates or of the future results of operations.

	1999	2000

		(Restated)

	(in thousands)

Revenues	$59,097	$109,962

Net loss	$(65,694)	$(126,759)

Net loss attributable to common stockholders — basic and diluted	$(2.81)	$(2.84)

      Also during 1999, the Company completed the acquisition of four other incubator companies. The combined consideration consisted of cash and 634,171 shares of common stock amounting to approximately $2.2 million and $5.4 million, respectively. The Company has accounted for these transactions under the purchase method of accounting. Amounts allocated to intangible assets including goodwill was approximately $8.2 million and are being amortized over three years. The results of these acquisitions have been included in

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

3.  Business Transactions — (Continued)

the accompanying statements of operations since the respective dates of acquisition. The pro forma effects on the Company’s statements of operations are not material.

      In January 2000, the Company completed the acquisition of Notus Communication, Inc. (“Notus”), a privately held Internet communications company based in Atlanta that provides business to business Internet unified messaging technology solutions. In connection with this acquisition, the Company issued 56,577 shares of its common stock, valued at approximately $1.7 million, and an approximate 12% interest in its majority owned subsidiary iFace.com, Inc. The Company’s effective ownership in Notus, which was renamed NoticeNow.com, Inc., is 85.5%. The Company has accounted for this transaction under the purchase method of accounting. The aggregate purchase price, including acquisition costs, exceeded the fair value of the net assets acquired by approximately $2.0 million. This amount has been allocated to goodwill and is being amortized using the straight-line method over three years. Included in the accompanying statements of operations are the results of NoticeNow.com since the date of acquisition. The pro forma effects on the Company’s statements of operations are not material.

  (b)  Disposal of Engelhard/ ICC Partnership and Fresh Air Solutions

      Engelhard/ ICC (“E/ ICC”), a partnership between ICC and Engelhard Corporation (“Engelhard”), was formed in February 1994 to design, manufacture and sell desiccant climate control systems and desiccant and heat-exchange wheel components. ICC and Engelhard each owned a 50% interest in E/ ICC. On February 27, 1998, ICC and Engelhard effected the restructuring of E/ ICC by dividing E/ ICC into two separate operating limited partnerships: Fresh Air Solutions L.P. (“FAS”) to manufacture and market active climate control systems; and Engelhard Hexcore, L.P. to manufacture and market the heat exchange and desiccant coated wheel components. This transaction included the exchange by ICC and Engelhard of certain of their respective interests in each partnership and the payment by Engelhard to ICC of approximately $18.6 million. After the restructuring, the Company owned 90% of FAS and 20% of Engelhard Hexcore, L.P. and Engelhard owned 80% of Engelhard Hexcore, L.P. and 10% of FAS. The Company recognized a gain of approximately $24.3 million on this transaction, including approximately $7.0 million relating to the liabilities assumed by the acquirer.

      In October 1998, the Company sold its 1% general partnership and its 56% limited partnership interest in FAS for approximately $1.5 million of which $1.1 million was paid in cash and $375,000 by delivery of an unsecured promissory note. The Company incurred a loss of $627,587 on this transaction.

      As of December 31, 1998, the Company had written down its investment including the related note to $0, as a result of the current financial position and recurring losses of FAS. The Company has no future funding responsibilities with respect to FAS and has a 36% passive limited partnership interest with no voting rights, and therefore, is accounting for the remaining investment in FAS under the cost method. In October 1999, Engelhard Corporation, FAS and the Company entered into an agreement by which Engelhard Corporation advanced cash and credit support to FAS. Under the terms of the agreement, the Company’s interest in FAS could be diluted to 13% if all monies are advanced. As a result of the cash support to FAS, the Company received $200,000 as a partial payment on the promissory note.

      As a result of these transactions, the Company has recorded the operating results, gain on restructuring, and loss on disposal of FAS as discontinued operations.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

4.  Segment Information

      The Company’s operations have been classified into two primary segments: the Internet services business and the investment business. Presented below is summarized financial information of the Company’s continuing operations for each segment (in thousands):

	1998	1999	2000

			(Restated)

Revenues:

Internet services	$4,688	$36,870	$117,325

Investment	—	1,554	7,825

Internet services provided to investments	—	(1,730)	(18,678)

	$4,688	$36,694	$106,472

Loss before interest, taxes, depreciation and amortization:

Internet services	$(1,902)	$(6,545)	$(8,342)

Investment and corporate	(3,590)	(14,268)	(69,088)

	$(5,492)	$(20,813)	$(77,430)

Loss before interest, taxes, depreciation and amortization	$(5,492)	$(20,813)	$(77,430)

Depreciation and amortization	(12,584)	(25,993)	(49,360)

Interest income (expense), net	(1,279)	(1,396)	10,248

Loss on investments in affiliates	—	(1,468)	(11,103)

Other income (expense)	(355)	200	(777)

Loss before discontinued operation	(19,710)	(49,470)	(128,422)

Discontinued operation	19,091	—	—

Net loss	$(619)	$(49,470)	$(128,422)

Total assets:

Internet services	$44,743	$31,047	$61,339

Investment and corporate	—	129,376	256,152

	$44,743	$160,423	$317,491

5.  Investments in Affiliates

      The following is a summary of the carrying value of investments held at December 31 (in thousands):

	1999	2000

Cost investments	$20,876	$37,501

Marketable securities	2,060	7,791

Equity investments	3,531	2,724

	$26,467	$48,016

      The Company classifies its investments in marketable equity securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of stockholders’ equity. The cost of marketable securities was less than fair value by $936,599 at December 31, 1999, and was greater than fair value by $933,940 at December 31, 2000.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

5.  Investments in Affiliates — (Continued)

      The Company recognized losses of approximately $1.1 million and $3.3 million for the years ended December 31, 1999 and 2000, respectively, representing its proportionate share of the losses of investee companies, for those investments carried under the equity method. The Company also recognized losses of $416,667 and approximately $2.4 million for the years ended December 31, 1999 and 2000, respectively, representing the amortization of the net excess of investment over its proportionate share of the affiliates net assets. Amortization is generally recorded on a straight-line basis over three years. Also, the Company recorded a loss of approximately $5.4 million during 2000 for the impairment of investments in affiliates. During 1999 and 2000, the Company recognized revenue totaling approximately $3.5 million and $13.0 million, respectively, for services provided to affiliates. Additionally, during 2000, affiliates issued securities valued at approximately $7.2 million to the Company as payment for approximately $2.8 million and $4.4 million of services performed in the years ended December 31, 1999 and 2000, respectively.

6.  Short-Term Investments

      The following is a summary of the amortized cost, which approximates fair value, of securities held to maturity at December 31, 2000 (in thousands):

U.S. corporate debt obligations	$21,923

Federal agencies obligations	18,999

Certificates of deposit (see Note 16)	3,543

Total short-term investments	$44,465

7.  Property and Equipment

      Property and equipment consists of the following at December 31 (in thousands):

	1999	2000

Computer equipment and software	$12,234	$30,168

Furniture and fixtures	2,259	4,937

Leasehold improvements	1,648	6,053

	16,141	41,158

Less accumulated depreciation and amortization	4,041	12,418

Property and equipment, net	$12,100	$28,740

8.  Accrued Liabilities

      Accrued liabilities consists of the following at December 31 (in thousands):

	1999	2000

Accrued compensation	$1,065	$4,015

Accrued professional fees	2,198	2,746

Other accrued liabilities	2,496	9,985

Total accrued liabilities	$5,759	$16,746

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

9.  Notes Payable — Related Parties

      In connection with the Company’s acquisition of Rare Medium on April 15, 1998, a secured promissory note (the “Note”) was issued to the former shareholders of Rare Medium in the original aggregate principal amount of $22.2 million. The principal amount of the Note was payable in two equal annual installments on the second and third anniversary of the date of issuance, interest accrued at the prime rate and was payable semi-annually in the form of cash or shares of the Company’s common stock at the election of the Company subject to certain limitations. The first interest payment due on October 1, 1998 was satisfied by delivery of a combination of common stock of the Company and an unsecured promissory note of Rare Medium (the “Interest Note”). The Note and Interest Note were secured by all of the assets of Rare Medium. In addition, the Company had guaranteed the obligations of Rare Medium under the Note.

      In 1999 and 2000, the Company issued 1,431,756 shares and 53,160 shares, respectively, to certain Noteholders in exchange for their beneficial interest in approximately $8.4 million and $2.0 million, respectively, of the Note.

      In 1999, $1.5 million of non-cash interest expense was recognized related to this conversion to the extent the fair value of the stock on the date of conversion exceeded the conversion price. In February 2000, the remaining principal balance was converted into common stock at fair value.

10.  Strategic Alliance

      In 2000, the Company entered into a strategic alliance agreement, as amended, with a software company (the “Partner”) to assist in the development, delivery and training of the Company’s LiveMarket e-commerce solutions built utilizing the Partner’s technology. Rare CSP, Inc., d/b/a LiveMarket, Inc., a wholly owned subsidiary of the Company, develops and deploys solutions that facilitate and manage electronic transactions between businesses and enables businesses to establish their own trading network with other businesses or consumers. Under the terms of the alliance, the Partner will provide the Company with refundable advances of approximately $17.1 million, on an interest free basis, to be paid to the Company over the term of the two-year agreement. The amount and timing of the repayment of the advances may be adjusted based on LiveMarket’s achievement of certain milestones in accordance with the terms of the agreement. The earliest repayment will be June 30, 2002 and the total repayments will not be greater than the cumulative amounts advanced. At December 31, 2000, $8.6 million payable under this agreement, representing the total amount advanced by the Partner, is included in non-current liabilities. The Company will reflect any adjustments to the advances in the period in which it is determined that milestones have been attained. As the final milestones measurement date is June 30, 2002, the Company has not reflected any adjustments that may occur as a result of LiveMarket’s achievement of milestones.

      The Partner will also make non-refundable advances of approximately $1.6 million to market the LiveMarket solutions and provide other services. At the time the Company incurs the related expenditure, these advances will be offset directly against the Company’s expenses in the statement of operations. As of December 31, 2000, $1.3 million has been advanced, of which approximately $745,000 of unused advances is included in accrued liabilities on the accompanying balance sheet.

11.  Stockholders’ Equity

  Common Stock Transactions

      In 1999 and 2000, the Company issued 4,977,923 and 862,721 shares, respectively, of common stock as consideration for the purchase of Internet services business and incubator acquisitions. The fair value of the common stock was determined based on the average trading price of the Company’s common stock at the time of the respective acquisitions.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

11.  Stockholders’ Equity — (Continued)

      In 1998, 1999 and 2000, the Company issued 2,951,814 shares, 1,431,756 shares and 53,160 shares, respectively, of common stock to certain beneficial holders of the Note held by the former shareholders of Rare Medium in exchange for the principal amount of the Note and accrued interest. Additionally, 193,895 shares and 34,144 shares of common stock were issued with respect to the interest payment made in October 1998 and April 1999, respectively. In 1998, the fair value of the common stock was determined based on a value of the average trading price of the Company’s common stock at that time. In 1999, $1.5 million of non-cash interest expense was recognized to the extent that the fair value of the stock on the date of conversion exceeded the conversion price.

      Pursuant to the terms of a Securities Purchase Agreement, dated as of January 28, 1999, the Company agreed to sell, in two tranches, 8% Convertible Term Debentures of the Company in the aggregate principal amount of $6.0 million (the “Convertible Debentures”) and five year warrants to purchase an aggregate of 693,642 shares of common stock at an exercise price of $5.27 per share, subject to reset (the “Warrants”). The first tranche of the transaction closed effective January 28, 1999, at which time the Company sold the Convertible Debentures in the aggregate principal amount of $3.5 million and Warrants to purchase 404,625 shares of common stock. In 1999, $1.1 million of non-cash interest expense was recognized representing the accretion of the discount resulting from the Convertible Debentures’ beneficial conversion feature. On June 4, 1999, in association with the issuance of the redeemable preferred stock (see Note 12), the Company sold the remaining $2.5 million of Convertible Debentures and Warrants. The Convertible Debentures and Warrants were then immediately converted into 1,588,462 shares of common stock.

      On January 14, 2000, the Company sold 2,500,000 shares of its common stock for gross proceeds of $70.1 million (net proceeds of $65.7 million) in a private transaction to a group of mutual funds managed by Putnam Investments and Franklin Resources, Inc. On April 18, 2000, the Company filed a registration statement with the SEC to register the resale of such shares as required by the purchase agreement executed in connection with such private transaction.

      On March 29, 2000, the Company sold 3,000,000 shares of its common stock for gross proceeds of $186.0 million (net proceeds of $175.2 million) in a public offering underwritten by Credit Suisse First Boston Corporation, Deutsche Bank Securities, Inc. and FleetBoston Robertson Stephens, Inc.

      On August 22, 2000, the Company issued 12,709,499 shares of common stock to holders of the Company’s Series 1-A Warrants as a result of a cashless exercise of all Series 1-A Warrants outstanding at that time. The effective exercise price at the time of exercise was $0.01 per share (see Note 12). The Company withheld 9,986 shares of common stock as payment of the aggregate exercise price.

12.  Redeemable Preferred Stock

      On June 4, 1999, the Company issued and sold to Apollo Investment Fund IV, LP, Apollo Overseas Partners IV, LP and AIF IV/ RRRR LLC (collectively, the “Preferred Stockholders”), for an aggregate purchase price of $87.0 million, 126,000 shares of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), 126,000 Series 1-A Warrants (the “Series 1-A Warrants”), 1,916,994 Series 2-A Warrants (the “Series 2-A Warrants”), 744,000 shares of the Company’s Series B Preferred Stock (the “Series B Preferred Stock”), 744,000 Series 1-B Warrants (the “Series 1-B Warrants”) and 10,345,548 Series 2-B Warrants (the “Series 2-B Warrants”).

      Under the terms of the securities purchase agreement with the Preferred Stockholders, at the Company’s 1999 Annual Meeting of its stockholders held on August 19, 1999, the holders of common stock approved the conversion (the “Apollo Conversion”) of all of the Series B Preferred Stock, Series 1-B Warrants and Series 2-B Warrants, including such additional Series B Securities that have been issued as dividends, into like amounts of Series A Preferred Stock, Series 1-A Warrants and Series 2-A Warrants, respectively. Pursuant to

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

12.  Redeemable Preferred Stock — (Continued)

the approval, all Series B preferred stock and related warrants were converted into Series A preferred stock and warrants. The Series A securities are convertible into or exercisable for voting common stock whereas the Series B securities were convertible into or exercisable for non-voting common stock.

      The Series A Preferred Stock are subject to mandatory and optional redemption. On June 30, 2012, the Company will be required to redeem all Series A Preferred Stock plus any accrued and unpaid dividends. At the option of the Company, the Series A Preferred Stock can be redeemed after June 30, 2002 provided that the trading price of the Company’s common stock for each of the preceding 30 trading days is greater than $12.00 per share, or after June 30, 2004 at a price of 103% of the face value of the Series A Preferred Stock plus any accrued and unpaid dividends. In the event of a change of control, as defined, at the option of the holders of the majority of the then outstanding shares of the Series A Preferred Stock, the Company is required to redeem all or any number of such holders’ shares of Series A Preferred Stock plus any accrued and unpaid dividends. The Series A Preferred Stock are convertible into common stock at a conversion price of $7.00, subject to adjustment under certain anti-dilution provisions as defined.

      The preferred cumulative quarterly dividends are based on a rate of 7.5% per annum for the first three years and 4.65% thereafter. For the first three years, dividends are payable in additional shares of Series A securities. During the next two years, at the option of the holder, dividends are payable in additional shares of Series A securities or in cash. Dividends paid thereafter are payable in cash.

      Each Series 1-A warrant is exercisable for 13.5 shares of Company common stock and each Series 2-A warrant is exercisable for one share of Company common stock. The Series 1-A and Series 2-A warrants are exercisable at any time and expire ten years from the date issued. The exercise price of the Series 1-A warrants is dependent on the trading price of the Company’s common stock. The exercise price ranges from $0.01, if the trading price is equal to or greater than $7.00, to $4.20 if the trading price is equal to or less than $4.00; the exercise price of the Series 2-A warrants is $7.00. These exercise prices are subject to adjustment under certain anti-dilution provisions as defined. The holders of the Series 1-A and Series 2-A warrants have the option to pay the exercise price of the warrant in cash, Company common stock previously held, or instructing the Company to withhold a number of Company shares with an aggregate fair value equal to the aggregate exercise price.

      As of December 31, 2000, assuming that affiliates of Apollo convert all their shares of Series A convertible preferred stock and exercise all their Series 1-A and Series 2-A warrants, they would own approximately 44% of our outstanding common stock.

      The Company ascribed value to the Series A securities based on their relative fair value. As such, $29.9 million has been allocated to Series A Preferred Stock and the remaining $57.1 million has been allocated to the related Series 1-A and Series 2-A warrants. This transaction has been accounted for in accordance with FASB Emerging Issues Task Force (“EITF”) 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features.” As a result of the holders’ ability to convert immediately, $29.9 million has been reflected as a dividend in determining the net loss attributable to common stockholders. Additional dividends have been recorded, representing the accrual of the annual 7.5% pay-in-kind dividend and the accretion of the carrying value up to the face redemption over 13 years.

13.  Employee Compensation Plans

      The Company provides incentive and nonqualified stock option plans for directors, officers, and key employees of the Company and others. The Company has reserved a total of 28,600,000 shares of authorized common stock for issuance under the following plans: the Long Term Incentive Plan, Nonqualified Stock Option Plan and Equity Plan for Directors. The number of options to be granted and the option prices are

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

13.  Employee Compensation Plans — (Continued)

determined by the Compensation Committee of the Board of Directors in accordance with the terms of the plans. Options generally expire five to ten years after the date of grant.

      During 1998, the Board of Directors approved the 1998 Long-Term Incentive Plan, (“Stock Incentive Plan”) under which “non-qualified” stock options (“NQSOs”) to acquire shares of common stock may be granted to non-employee directors and consultants of the Company, and “incentive” stock options (“ISOs”) to acquire shares of common stock may be granted to employees. The Stock Incentive Plan also provides for the grant of stock appreciation rights (“SARs”), shares of restricted stock, deferred stock awards, dividend equivalents, and other stock-based awards to the Company’s employees, directors, and consultants.

      The Stock Incentive Plan provides for the issuance of up to a maximum of 23,000,000 shares of common stock and is currently administered by the Compensation Committee of the Board of Directors. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a “ten percent stockholder” (as such term is defined in section 422A of the Internal Revenue Code) unless the exercise price is at least 110% of the fair market value of the common stock and the term of the option may not exceed five years from the date of grant. Common stock subject to a restricted stock purchase or a bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

      Under the Nonqualified Stock Option Plan, which provides for the issuance of up to 5,100,000 shares, the option price as determined by the Compensation Committee may be greater or less than the fair market value of the common stock as of the date of the grant, and the options are generally exercisable for three to five years subsequent to the grant date. The Nonqualified Stock Option Plan expired on July 18, 2000, and thereafter, no new options can be granted under the plan.

      The Company also authorized in 1994 the Equity Plan For Directors. The Equity Plan For Directors is a fixed stock option plan whereby vesting is dependent upon the performance of the market price of the common stock. Under the Equity Plan For Directors, options may be granted for the purchase of up to 500,000 shares of common stock to outside directors. Under the terms of the Equity Plan For Directors, the option price cannot be less than 100% of the fair market value of the common stock on the date of the grant.

      The Board of Directors approved a plan that allows the Compensation Committee to incentivize employees by allocating to them up to 20% of any profit that might be realized when and if our investments in affiliates and incubator companies become liquid, as defined, subject to vesting and other requirements. Upon a liquidation event, as defined the Company will recognize a compensation charge for that portion of the profit on the investment that is allocated to the employees. The Company will have the right to pay such amount to the employees either in cash, shares of the Company’s common stock, or a combination thereof.

      In August 2000, employee holders of stock options with exercise prices at or above $30.00 per share were allowed to exchange either all or 50% of their existing stock options for an agreement by the Company to issue new options. The Company’s obligation to issue new stock options is contingent upon each participant’s continued full-time employment with the Company. The exercise price of the new options will be based on the fair market value of the underlying common stock on March 12, 2001, the date of issuance of the new options. As of December 31, 2000, the Company has an obligation to issue 1,665,000 shares to employees who have elected to participate under this agreement. These transactions did not result in the recognition of compensation expense.

      The per share weighted average fair value of stock options granted during 1998, 1999 and 2000 was $1.96, $6.57 and $18.52, respectively, on the date of grant using the Black-Scholes option pricing model with the

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

13.  Employee Compensation Plans — (Continued)

following assumptions: (1) a risk free interest rate ranging from 4.5% to 5.6% in 1998, 4.7% to 6.5% in 1999 and 5.8% to 6.5% in 2000, (2) an expected life of six years in 1998, and five years in 1999 and four years in 2000, (3) volatility of approximately 91.5% in 1998, 96.3% in 1999 and 139% in 2000, and (4) an annual dividend yield of 0% for all years.

      The Company applies the provisions of APB Opinion No. 25 in accounting for its Stock Incentive Plan and, accordingly, no cost has been recognized for its stock options in the financial statements since the exercise price was equal to or greater than the fair market value at the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net loss would have been increased to the pro forma amounts indicated below (in thousands except share data):

	1998	1999	2000

			(Restated)

Net loss:

As Reported	$619	$49,470	$128,422

Pro Forma	$6,054	$63,927	$178,318

Net loss attributable to common stockholders:

As Reported	$0.02	$2.55	$2.83

Pro Forma	$0.24	$2.94	$3.76

      Pro forma net loss reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts because compensation cost is reflected over the various options’ vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

      Stock option activity under the various option plans is shown below:

	Weighted
	Average	Number of
	Exercise Prices	Shares

Outstanding at January 1, 1998	$3.81	3,271,480

Granted	2.63	6,255,785

Forfeited	5.02	(1,669,293)

Exercised	2.12	(55,800)

Outstanding at December 31, 1998	2.61	7,802,172

Granted	11.37	9,705,999

Forfeited	4.26	(597,324)

Exercised	2.89	(3,237,955)

Outstanding at December 31, 1999	8.80	13,672,892

Granted	26.35	11,699,549

Forfeited	30.90	(7,399,282)

Exercised	3.93	(1,581,666)

Outstanding at December 31, 2000	$11.82	16,391,493

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

13.  Employee Compensation Plans — (Continued)

      The following table summarizes weighted-average option price information:

	Number	Weighted		Number
	Outstanding at	Average	Weighted	Exercisable at	Weighted
	December 31,	Remaining	Average	December 31,	Average
Range of Exercise Prices	2000	Life	Exercise Price	2000	Exercise Price

$1.02 - $4.77	3,654,168	5.1	$2.83	1,484,454	$2.52
$5.00 - $8.25	4,002,175	4.7	6.51	1,168,941	6.42
$8.56 - $14.69	3,362,305	4.5	11.18	789,274	11.17
$14.75 - $21.06	4,096,177	4.7	18.52	321,120	16.98
$23.31 - $68.50	1,276,668	4.4	34.41	137,511	30.18

	16,391,493	4.7	$11.82	3,901,300	$7.60

14.  Income Taxes

      The difference between the statutory federal income tax rate and the Company’s effective tax rate for the years ended December 31, 1999 and 2000 is principally due to the Company incurring net operating losses for which no tax benefit was recorded and in 1998 alternative minimum taxes of $355,000.

      For Federal income tax purposes, the Company has unused net operating loss carryforwards (“NOL”) of approximately $138.7 million expiring in 2008 through 2020, including $16.0 million of NOL relating to ChangeMusic (a separate return for tax purposes) and various foreign subsidiaries. As a result of various recent equity transactions, management believes the Company experienced an “ownership change” as defined by Section 382 of the Internal Revenue Code in 1999. Accordingly, the utilization of approximately $35.0 million of net operating loss carryforwards would be subject to an annual limitation in offsetting future taxable income.

      The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	December 31,

	1999	2000

		(Restated)

Net operating loss carryforwards	$26,780	$52,562

Alternative minimum tax carryforwards	355	355

Other assets	247	5,977

Other accrued expenses	294	1,659

Total gross deferred tax assets	27,676	60,553

Less valuation allowance	(27,676)	(60,553)

Net deferred tax assets	$—	$—

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments.

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

14.  Income Taxes — (Continued)

      Due to the Company’s operating losses, there is uncertainty surrounding whether the Company will ultimately realize its deferred tax assets. Accordingly, these assets have been fully reserved. During 1999 and 2000, the valuation allowance increased by $14.9 million and $32.9 million, respectively. Of the total valuation allowance of $60.6 million, subsequently recognized tax benefits, if any, in the amount of $6.5 million will be applied directly to contributed capital. This amount relates to the tax effect of employee stock option deductions included in the Company’s net operating loss carryforward.

15.  Related Party Transactions

      In July 1997, the Company loaned $230,467 to its then Chairman in connection with exercise of an option to acquire 82,753 shares of Common Stock. The loan was in the form of a full recourse note, which matured in five years. Such note bore interest equal to the prime rate, with such rate adjusted to the current prime rate at each anniversary date. The note was forgiven during 2000.

16.  Commitments and Contingencies

  Leases

      The Company has non-cancelable leases, primarily related to the rental of its operations facilities. Future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000 (in thousands):

Year Ending December 31,	Amount

2001	$6,719

2002	6,323

2003	5,910

2004	5,504

2005	4,243

Thereafter	4,666

Total minimum lease payments	$33,365

      Total rent expense under operating leases amounted to $1.7 million and $7.1 million for 1999 and 2000, respectively. The Company is also holding funds in certificates of deposit which are maintained under agreements to assure future credit availability relating to these leases. As of December 31, 2000, these restricted funds amounted to $3.9 million of which $748,880 is included in cash and cash equivalents and $3.1 million is included in short-term investments.

  Employment Agreements

      The Company is a party to employment agreement with the Chief Executive Officer of the Company. The agreement term is from April 15, 1998 to April 15, 2003 and calls for a minimum base salary of $250,000 per year with annual increases of his base salary of not less than 4% per year. The minimum salary commitment for this agreement is $1.4 million. Additionally, this officer is entitled to incentive compensation equal to 2% of the Company’s revenues for such year in excess of the revenues of the immediate preceding year. During 1999, the agreement was amended and restated to affect a ceiling of $150.0 million on revenues of the Company for determining the incentive compensation. In addition, the amended and restated agreement provides that, in the event gross revenues exceed such revenue ceiling, the Compensation Committee of the Board of Directors will establish an incentive program for this officer that will appropriately

RARE MEDIUM GROUP, INC.

Notes to Consolidated Financial Statements — (Continued)

16.  Commitments and Contingencies — (Continued)

incentive him. Incentive compensation approximated $650,000 and $1.5 million, in 1999 and 2000, respectively. In 1998, this officer was granted options to acquire an aggregate of 2,000,000 shares of the Company’s common stock at the exercise prices equal to $2.375 per share, the fair value at the time of the agreement, which options will become exercisable ratably on a monthly basis over a period of 60 months from the date of grant and expire ten years from the date of grant.

  Litigation

      From time to time, the Company is subject to litigation in the normal course of business. The Company is of the opinion that, based on information presently available, the resolution of any such legal matters will not have a material adverse effect on the financial position or results of operations of the Company.

16.  Commitments and Contingencies — (Continued)

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MOTIENT CORPORATION,

MR ACQUISITION CORP.

and

RARE MEDIUM GROUP, INC.

Dated as of May 14, 2001

–i–

–ii–

–iii–

EXHIBITS

EXHIBIT A	Restated Charter
EXHIBIT B	Discrepancy Note Term Sheet
EXHIBIT C	Acquiror Voting Agreement
EXHIBIT D	Affiliate Agreements
EXHIBIT E	Company Voting Agreement
EXHIBIT F	Registration Rights Agreement

SCHEDULES

Acquiror Disclosure Schedule

Company Disclosure Schedule

–iv–

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER, dated as of May 14, 2001 (the “Merger Agreement”), by and among MOTIENT CORPORATION, a Delaware corporation (“Acquiror”), MR ACQUISITION CORP., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and RARE MEDIUM GROUP, INC., a Delaware corporation (the “Company”);

      WHEREAS, Merger Sub, upon the terms and subject to the conditions of this Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”), will merge with and into the Company (the “Merger”);

      WHEREAS, upon the recommendation of the Special Committee, the Board of Directors of the Company has (i) determined that the Merger is advisable, is fair to its common stockholders and is in the best interests of such stockholders and (ii) unanimously approved and adopted this Merger Agreement and the transactions contemplated hereby and recommended approval and adoption of this Merger Agreement by the stockholders of the Company (the “Company Stockholders”);

      WHEREAS, the Board of Directors of Acquiror has (i) determined that this Merger Agreement and the transactions contemplated hereby are advisable, fair to its stockholders and in the best interests of such stockholders (the “Acquiror Stockholders”) and (ii) unanimously approved and declared advisable this Merger Agreement and the transactions contemplated hereby and recommended approval and adoption of the Restated Charter and the Required Acquiror Stockholders Consent by the Acquiror Stockholders;

      WHEREAS, the Board of Directors of Merger Sub has (i) determined that the Merger is advisable, is fair to its sole stockholder and is in the best interests of such stockholder (the “Merger Sub Stockholder”) and (ii) unanimously approved and adopted this Merger Agreement and the transactions contemplated hereby and recommended approval and adoption of this Merger Agreement by the Merger Sub Stockholder; and

      WHEREAS, concurrently with the execution and delivery of this Merger Agreement and as a condition and inducement to Acquiror’s and the Company’s willingness to enter into this Merger Agreement, concurrently herewith certain stockholders of each of Acquiror and the Company are entering into voting agreements (the “Voting Agreements”) pursuant to which each such stockholder agrees to vote in favor of this Merger Agreement and the Merger.

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows.

ARTICLE I

THE MERGER

SECTION 1.01.  The Merger.

      Upon the terms and subject to the conditions set forth in this Merger Agreement, and in accordance with Delaware Law, at the Effective Time (as defined in Section 1.02) Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 1.02.  Effective Time.

      On the Closing Date (as defined in Section 2.08), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing being the “Effective Time”).

SECTION 1.03.  Effect of the Merger.

      At the Effective Time, the effect of the Merger shall be as set forth herein and as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.04.  Certificate of Incorporation; Bylaws.

      At the Effective Time, the certificate of incorporation and bylaws of the Company shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law, except that such certificate of incorporation shall be amended in the Merger to read as nearly as practicable the same as the certificate of incorporation of Merger Sub except as follows: “The name of the Corporation shall be Rare Medium Group, Inc.”

SECTION 1.05.  Acquiror Restated Charter.

      Immediately prior to the Effective Time, the Certificate of Incorporation of the Acquiror shall be amended and restated to read in its entirety as set forth on Exhibit A (the “Restated Charter”), until thereafter changed or amended as provided therein or by applicable law. The Restated Charter shall create (i) non-voting common stock (the “Acquiror Non-Voting Common Stock”) and shall consist of ten million (10,000,000) shares having a par value of $.01 per share, (ii) a series of preferred stock designated as Series A Voting Convertible Preferred Stock (the “Acquiror Series A Preferred Stock”) and shall consist of ten million (10,000,000) shares having a par value of $.01 per share and (iii) a series of preferred stock designated as Series A Non-Voting Convertible Preferred Stock (the “Acquiror Series A Non-Voting Preferred Stock”) and shall consist of one million five hundred thousand (1,500,000) shares having a par value of $.01 per share. The Restated Charter shall contain the rights, preferences, privileges and restrictions of the Acquiror Non-Voting Common Stock, the Acquiror Series A Preferred Stock and the Acquiror Series A Non-Voting Preferred Stock.

SECTION 1.06.  Directors and Officers.

      As of the Effective Time, (a) the officers of the Company and the directors of Merger Sub shall be the officers and directors of the Surviving Corporation and each shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified and (b) Acquiror shall take such actions reasonably necessary or appropriate to cause to be appointed to Acquiror’s board of directors (i) six persons designated by Acquiror prior to the filing of the Joint Proxy Statement and (ii) three persons designated by the Company prior to the filing of the Joint Proxy Statement who currently serve as directors of the Company (the “Company Designees”). Subject to the fiduciary duties of the board of directors of Acquiror, Acquiror shall take such actions as shall be necessary to cause the Company Designees to be nominated for election at Acquiror’s annual meeting to be held in 2002 and shall support such persons for election.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES AND OTHER INSTRUMENTS

SECTION 2.01.  Conversion of Securities.

      At the Effective Time, as provided in this Merger Agreement, by virtue of the Merger and without any action on the part of Acquiror, the Acquiror Stockholders, the Company, the Company Stockholders, Merger Sub or the Merger Sub Stockholder:

      (a)  Company Common Stock. Each share of common stock, $.01 par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.01(c)), shall be converted, subject to Section 2.02(e), into the right to receive one-tenth of one share of Acquiror Series A Preferred Stock (the “Common Stock Merger Consideration”). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate or other instrument previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Acquiror Series A Preferred Stock into which such shares of Company Common Stock were converted pursuant to the Merger and any cash, without interest and subject to the payment of any withholding taxes, in lieu of fractional shares. Certificates or other instruments which prior to the Effective Time represented shares of Company Common Stock shall be exchanged for certificates representing whole shares of Acquiror Series A Preferred Stock issued in consideration therefor upon the surrender of such certificates or instruments in accordance with the provisions of Section 2.02, without interest. No fractional share of Acquiror Series A Preferred Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.02(e) hereof. In any event, if between the date of this Merger Agreement and the Effective Time the outstanding shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the nature of the consideration to be received by the Company Stockholders and the Common Stock Merger Consideration shall be appropriately and correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

      (b)  Company Preferred Stock. (i) Each share of preferred stock, $.01 par value per share, of the Company (the “Company Preferred Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Preferred Stock to be canceled pursuant to Section 2.01(c)), shall be converted into the right to receive from the Acquiror:

(A) (i) a number of shares of XM Class A Stock equal to 9 million divided by the number of outstanding shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time and (ii) any cash dividends or other distributions declared or made between the date of this Merger Agreement and the Effective Time with respect to the shares of XM Class A Stock referred to in clause (A)(i);

(B) an amount of cash equal to (x) the sum of the following amounts (the “Guaranteed Amount”): (i) the principal amount, if any, of each of the Tranche B Term Loans and the Tranche C Term Loans (as such terms are defined in the Term Credit Agreement) under the Term Credit Agreement outstanding immediately prior to the Effective Time minus (ii) the Term Loan Reduction Amount plus (iii) the aggregate amount, if any, of each of the Tranche B Commitments and the Tranche C Commitments (as such terms are defined in the Revolving Credit Agreement, and, in each case, whether utilized or unutilized) under the Revolving Credit Agreement outstanding immediately prior to the Effective Time minus (iv) the Revolving Loan Reduction Amount, divided by (y) the number of outstanding shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time; and

(C) if required by the next sentence, a Discrepancy Note (the consideration described in clauses (A), (B) and (C), collectively, the “Preferred Stock Merger Consideration” and together with the Common Stock Merger Consideration, the “Merger Consideration”).

In the event that (i) the product of (x) the XM Share Price as of the Closing Date and (y) 9 million plus (ii) the value of cash dividends and other distributions received, if any, pursuant to clause (A)(ii) above plus (iii) the Guaranteed Amount (the “Original Consideration Value”) is less than $115 million, then each share of Company Preferred Stock shall be entitled to receive (in addition to the consideration set forth in (A) and (B) above), a promissory note (the “Discrepancy Note”) in substantially the form to be attached to the Discrepancy Note Agreement as Exhibit A thereto in the principal amount (rounded up or down to the nearest whole cent) of the excess of $115 million over the Original Consideration Value (the “Principal Amount”) multiplied by a fraction the numerator of which is one and the denominator of which is the aggregate number of shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time. Each Discrepancy Note will be subject to the terms and conditions set forth in, and shall be secured as provided in, the Note, Pledge and Security Agreement which shall be based on the summary of terms and conditions set forth in Exhibit B and which shall be in form and substance reasonably satisfactory to the Acquiror and the Preferred Stockholders (the “Discrepancy Note Agreement”).

(ii) Effective at the Effective Time, subject to satisfaction or waiver of each of the conditions precedent set forth in Article VII (with any waivers of conditions set forth in Section 7.04 to be consented in writing by the Preferred Stockholders), all such shares of Company Preferred Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist. Certificates or other instruments which prior to the Effective Time represented shares of Company Preferred Stock shall be exchanged for the Preferred Stock Merger Consideration in consideration therefor upon the surrender of such certificates or instruments without interest. The holders of certificates or other instruments which prior to the Effective Time represented shares of Company Preferred Stock shall cease to have any rights with respect thereto except as otherwise provided herein or by law. No fractional share of XM Class A Stock shall be paid, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.02(e) hereof. In any event, if between the date of this Merger Agreement and the Effective Time the outstanding shares of XM Class A Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the nature of the consideration to be received by the holders of the Company Preferred Stock shall be appropriately and correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

      (c)  Cancellation of Treasury Stock. Any shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company and any shares of Company Common Stock and Company Preferred Stock owned by Acquiror or by any Acquiror Subsidiary immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

      (d)  Merger Sub Shares. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

SECTION 2.02.  Exchange of Certificates or Instruments.

      (a)  Exchange Agent. Promptly after the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with First Chicago Trust Company of New York, a Division of Equiserve, or another bank or trust company designated by Acquiror and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of issued and outstanding Company Common Stock and Company Preferred Stock, as applicable, for exchange through the Exchange Agent in accordance with this Article II, (i) certificates representing the number of shares of Acquiror Series A Preferred Stock equal to the product of (x) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock canceled pursuant to Section 2.01(c)) and (y) one-tenth, rounded up to the nearest whole share, (ii) certificates representing the number of whole shares of XM Class A Stock payable to holders of Company Preferred Stock pursuant to Section 2.01(b), (iii) if applicable, Discrepancy Notes issuable to holders of Company Preferred Stock pursuant to Section 2.01(b), and (iv) cash in an amount sufficient to permit payment of the cash payable to the holders of Company Preferred Stock pursuant to Section 2.01(b) (such amounts of cash, Discrepancy Notes (if any), and certificates for shares of Acquiror Series A Preferred Stock and XM Class A Stock, together with any dividends or distributions with respect thereto, being hereafter referred to as the “Exchange Fund ”). The Exchange Agent shall, pursuant to irrevocable instructions from Acquiror, deliver out of the Exchange Fund the Merger Consideration to be issued and paid.

      (b)  Exchange Procedures. Promptly after the Effective Time, Acquiror shall use its reasonable efforts to cause the Exchange Agent to mail to each holder of record of a certificate or certificates of Company Preferred Stock or Company Common Stock which immediately prior to the Effective Time represented outstanding shares of Company Preferred Stock or Company Common Stock (the “Certificates”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Common Stock Merger Consideration or the Preferred Stock Merger Consideration, as the case may be. Upon surrender of a Certificate for cancellation to the Exchange Agent, as specified in such letter of transmittal, together with such letter of transmittal, duly executed, and such other Documents as may reasonably be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive promptly in exchange therefor, as applicable, the Common Stock Merger Consideration or the Preferred Stock Merger Consideration which such holder has the right to receive in respect of such Certificate together with any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and cash in lieu of fractional shares of Acquiror Series A Preferred Stock or XM Class A Stock to which such holder is entitled pursuant to Section 2.02(e). The Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Preferred Stock or Company Common Stock which is not registered in the transfer records of the Company, the proper Common Stock Merger Consideration or the proper Preferred Stock Merger Consideration, as the case may be, may be issued and the proper amount of cash may be paid pursuant hereto to a transferee if the Certificates representing such shares of Company Preferred Stock or Company Common Stock, properly endorsed or otherwise in proper form for transfer, are presented to the Exchange Agent, accompanied by all Documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Common Stock Merger Consideration or the Preferred Stock Merger Consideration, as the case may be, together with any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional shares of Acquiror Series A Preferred Stock or XM Class A Stock to which such holder is entitled pursuant to Section 2.02(e). No interest will be paid or will accrue on any cash payable pursuant to Section 2.01(b)(i)(B), Section 2.02(c) or Section 2.02(e).

      (c)  Distributions with Respect to Unexchanged Shares. No principal or interest on any Discrepancy Notes, and no dividends or other distributions declared or made after the Effective Time with respect to Acquiror Series A Preferred Stock or XM Class A Stock with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate with respect to the Discrepancy Notes or the whole shares of Acquiror Series A Preferred Stock or XM Class A Stock represented thereby, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Series A Preferred Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Acquiror Series A Preferred Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Acquiror Series A Preferred Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Series A Preferred Stock. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of XM Class A Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of XM Class A Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of XM Class A Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of XM Class A Stock. Subject to the effect of escheat, tax or other applicable laws, promptly following surrender of any such Certificate there shall be paid to the holder of any Discrepancy Notes issued in exchange therefor, any principal and/or interest theretofore due under such Discrepancy Notes.

      (d)  No Further Rights in Company Preferred Stock or Company Common Stock. The Merger Consideration issued upon exchange of the shares of Company Preferred Stock or Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(c) or Section 2.02(e)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Preferred Stock or Company Common Stock, as the case may be.

      (e)  No Fractional Shares.

(i) No fractional shares of Acquiror Series A Preferred Stock shall be issued upon surrender for exchange of the Certificates, and any such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Acquiror, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Acquiror Series A Preferred Stock, shall receive an amount in cash as set forth in this Section 2.02(e).

(ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the difference between (x) the number of full shares of Acquiror Series A Preferred Stock delivered to the Exchange Agent by Acquiror, which shall equal the product of (A) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock canceled pursuant to Section 2.01(c)) and (B) one-tenth, rounded up to the nearest whole share, and (y) the sum of the number of full shares of Acquiror Series A Preferred Stock to be distributed to each holder of Company Common Stock (such excess being herein called the “Excess Shares”). As soon after the Effective Time as practicable, the Exchange Agent, as agent for such holders of Series A Preferred Stock, shall sell the Excess Shares at the then prevailing prices on the Nasdaq National Market, all in the manner provided in Section 2.02(e)(iii).

(iii) The sale of the Excess Shares by the Exchange Agent shall be executed on the Nasdaq National Market through one or more member firms of the NASD and shall be executed in round lots to the extent practicable. The Exchange Agent shall use all reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of any such sale or sales have been distributed to such holders of Company Common Stock, the Exchange Agent will hold such proceeds in trust for such holders of Company Common Stock. Acquiror shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the Exchange Agent incurred in connection with such sale or sales of Excess Shares. In addition, Acquiror shall pay the Exchange Agent’s compensation and expenses in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction the numerator of which is the number of the fractional shares to which such holder of Company Common Stock is entitled and the denominator of which is the aggregate number of fractional shares to which all holders of Company Common Stock are entitled.

(iv) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of Company Common Stock.

(v) No fractional shares of XM Class A Stock shall be issued upon surrender for exchange of the Certificates, and any such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of XM, but in lieu thereof each holder of shares of Company Preferred Stock who would otherwise be entitled to receive a fraction of a share of XM Class A Stock, after aggregating all Certificates delivered by such holder, and rounding down to the nearest whole share, shall receive an amount in cash equal to the closing price of XM Class A Stock on the Closing Date (as defined in Section 2.08) multiplied by the fraction of a share of XM Class A Stock to which such holder would otherwise be entitled. Such payments in lieu of fractional shares shall be administered by the Exchange Agent pursuant to the procedures set forth in Section 2.02(b).

      (f)  Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock and Company Preferred Stock for six (6) months after the Effective Time shall be delivered to Acquiror, upon demand. Any holders of Company Preferred Stock or Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Acquiror for the Merger Consideration to which they are entitled pursuant to Section 2.01, any dividends or other distributions with respect to Acquiror Series A Preferred Stock or XM Class A Stock to which they are entitled pursuant to Section 2.02(c), any principal or interest with respect to Discrepancy Notes to which they are entitled pursuant to Section 2.02(c) and any cash in lieu of fractional shares of Acquiror Series A Preferred Stock or XM Class A Stock to which they are entitled pursuant to Section 2.02(e).

      (g)  No Liability. None of Acquiror, the Company, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any Merger Consideration (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Laws.

      (h)  Lost, Stolen or Destroyed Certificates or Instruments. In the event any certificate evidencing shares of Company Preferred Stock or Company Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration payable in respect of such shares and cash, if any, as may be required pursuant to this Article II; provided, however, that the Exchange Agent or Acquiror may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or instrument to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror or the Exchange Agent with respect to the certificate or instrument alleged to have been lost, stolen or destroyed.

SECTION 2.03.  Stock Transfer Books.

      At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Securities thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Securities outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Securities except as otherwise provided herein or by Law.

SECTION 2.04.  Company Stock Options

      Prior to the Effective Time, the Company and Acquiror shall take such action as may be necessary or appropriate for Acquiror to assume, or, at its option, to issue a substitute option with respect to, each outstanding unexpired and unexercised option to purchase shares of Company Common Stock (collectively, the “Company Stock Options”) under the Company’s Amended and Restated 1998 Long-Term Incentive Plan, Amended and Restated Non-Qualified Stock Option Plan and Amended and Restated Equity Plan for Directors and those options issued not pursuant to such plans (collectively, the “Company Stock Plans”) so that at the Effective Time each Company Stock Option will become or be replaced by an option to purchase a number of whole shares of Acquiror Series A Preferred Stock equal to the product of one-tenth (0.1) and the number of shares of Company Common Stock subject to such Company Stock Options under the Company Stock Option (and rounding any fractional share down to the nearest whole share), at an exercise price per share equal to the product of the shares of Company Common Stock subject to such Company Stock Option and the exercise price per share of such Company Stock Option, divided by the number of whole shares of Acquiror Series A Preferred Stock deemed to be purchasable pursuant to such Company Stock Option rounded up to the nearest whole cent; provided, however, that upon an Automatic Conversion Event (as such term is defined in the Restated Charter), each Company Stock Option will become or be replaced by an option to purchase a number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Acquiror Series A Preferred Stock then subject to the Company Stock Options and the number of shares of Acquiror Common Stock issuable upon the Automatic Conversion Event with respect to a share of Acquiror Series A Preferred Stock (and rounding any fractional share down to the nearest whole share), at an exercise price per share equal to the product of the shares of Acquiror Series A Preferred Stock subject to such Company Stock Option and the exercise price per share of such Company Stock Option, divided by the number of whole shares of Acquiror Common Stock deemed to be purchasable pursuant to such Company Stock Option rounded up to the nearest whole cent (each, an “Acquiror Option”). The date of grant of each substituted Acquiror Option for purposes of such terms and conditions shall be deemed to be the date on which the corresponding Company Stock Option was granted. As to each assumed Company Stock Option, at the Effective Time (a) all references to the Company in the stock option agreements with respect to the Company Stock Options being assumed shall be deemed to refer to Acquiror; (b) Acquiror shall assume all of the Company’s obligations with respect to the related Company Stock Option; and (c) Acquiror shall issue to each holder of a Company Stock Option a document evidencing the foregoing assumption by Acquiror. Nothing in this Section 2.04 shall affect the schedule of vesting with respect to the Company Stock Options in accordance with the terms of such Company Stock Options. It is the purpose and intention of the parties that, subject to applicable Law, the assumption of such Company Stock Options or the substitution of Acquiror Options for the Company Stock Options shall meet the requirements of Section 424(a) of the Code and that each assumed Company Stock Option or the substituted Acquiror Option shall qualify immediately after the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent that the related Company Stock Option so qualified immediately before the Effective Time and the foregoing provisions of this Section 2.04 shall be interpreted to further such purpose and intention. The Company represents and warrants that the assumption of the Company Stock Options or substitution of Acquiror Options therefor, as contemplated by this Section 2. 04, may be effected pursuant to the terms of the Company Stock Options and the Company Stock Plans without the consent of any holder of a Company Stock Option and without liability to any such holder.

SECTION 2.05.  Company Warrants.

      At the Effective Time, Acquiror shall assume each warrant to purchase shares of Company Common Stock (collectively, the “Company Warrants”) so that at the Effective Time each Company Warrant will (a) become a warrant to purchase a number of whole shares of Acquiror Series A Non-Voting Preferred Stock equal to (i) one-tenth (0.1) times (ii) the number of shares of Company Common Stock for which such Company Warrant was exercisable at the Effective Time (and rounding any fractional share down to the nearest whole share), and (b) have an exercise price per share equal to (i) the exercise price for the shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time divided by (ii) one-tenth (0.1); provided, however, that upon an Automatic Conversion Event (as such term is defined in the Restated Charter), each Company Warrant will (A) become a warrant to purchase a number of whole shares of Acquiror Non-Voting Common Stock equal to the product of the number of shares of Acquiror Non-Voting Series A Preferred Stock then subject to the Company Warrants and the number of shares of Acquiror Non-Voting Common Stock issuable upon the Automatic Conversion Event with respect to a share of Acquiror Non-Voting Series A Preferred Stock (and rounding any fractional share down to the nearest whole share), and (B) have an exercise price per share equal to the product of the shares of Acquiror Non-Voting Series A Preferred Stock subject to such Company Warrant and the exercise price per share of such Company Warrant divided by the number of whole shares of Acquiror Non-Voting Common Stock deemed to be purchasable pursuant to such Company Warrant rounded up to the nearest whole cent (each, an “Acquiror Warrant”). As to each assumed Company Warrant, at the Effective Time (x) all references to the Company in the warrant agreements with respect to the Company Warrants being assumed shall be deemed to refer to Acquiror; (y) Acquiror shall assume all of the Company’s obligations with respect to the related Company Warrant; and (z) Acquiror shall issue to each holder of a Company Warrant a document evidencing the foregoing assumption by Acquiror.

SECTION 2.06.  Purchase of Tranche B and Tranche C Interests.

      (a)  New Lenders. At the Effective Time, the Preferred Stockholders, any of their affiliates or any of their designees (any such purchaser, a “New Lender”) shall purchase:

(i) Tranche B Term Loans and the Tranche C Term Loans (as such terms are defined in the Term Credit Agreement) under the Term Credit Agreement (collectively, the “Term Loans”), if any, in an aggregate principal amount equal to (A) the aggregate principal amount of Tranche B Term Loans and the Tranche C Term Loans outstanding immediately prior to the Effective Time plus any accrued and unpaid interest thereon minus (B) the Term Loan Reduction Amount; and

(ii) Tranche B Commitments (including any Tranche B Loans outstanding with respect to such Tranche B Commitments) and Tranche C Commitments (including any Tranche C Loans outstanding with respect to such Tranche C Commitments) (collectively, the “Revolver Commitments”), as all such terms are defined in the Revolving Credit Agreement, if any, in an aggregate principal amount equal to (A) Tranche B Commitments (including any Tranche B Loans outstanding with respect to such Tranche B Commitments) and Tranche C Commitments (including any Tranche C Loans outstanding with respect to such Tranche C Commitments) as in effect immediately prior to the Effective Time plus any accrued and unpaid interest thereon minus (B) the Revolving Loan Reduction Amount;

      provided, that the aggregate amount of such Term Loans and Revolver Commitments so purchased shall in no event exceed the Guaranteed Amount; provided, further, that immediately prior to the Effective Time, Acquiror shall have paid (or caused its applicable Acquiror Subsidiary to pay) in full in cash all unpaid interest (as of the Effective Time) on, and any other fees, claims, indemnifications or other amounts accrued and owing up to and as of the Effective Time, whether or not then required to be paid, (1) in respect of all of the Tranche B Term Loans and the Tranche C Term Loans under the Term Credit Agreement or otherwise to the holders thereof (other than any New Lenders) under the Term Credit Agreement and the documents and instruments relating thereto, and (2) in respect of the Tranche B Commitments and the Tranche C Commitments (including all outstanding the Tranche B Loans and the Tranche C Loans) under the Revolving Credit Agreement or otherwise to the holders thereof (other than any New Lenders) under the Revolving Credit Agreement and the documents and instruments relating thereto.

      (b)  New Guarantors. At the Effective Time, (i) if any Term Loans are purchased as contemplated by Section 2.06(a)(i) above,

(A) the Baron/ Singtel Guaranties (as such term is defined in the Bank Waiver) in respect of such Term Loans shall have been terminated as contemplated by the Bank Waiver, and

(B) one or more Persons selected by the New Lenders (which Persons may be affiliates of any New Lenders, any such Person, a “New Guarantor”) shall have guaranteed the obligations in respect of such Term Loans to the New Lenders pursuant to documentation substantially similar to the Shareholder Guaranties and the Shareholder Guarantor Security Agreement (as such terms are defined in the Term Credit Agreement) and all other documents, agreements and instruments relating thereto or in connection therewith (collectively, the “Term Guaranty Documents”), including, without limitation, the benefit of all Acquiror and Acquiror Subsidiary reimbursement arrangements and security interests; and

(ii) if any Revolver Commitments are purchased as contemplated by Section 2.06(a)(ii) above,

(A) the Baron/ Singtel Guaranties (as such term is defined in the Bank Waiver) in respect of such Revolver Commitments shall have been terminated as contemplated by the Bank Waiver, and

(B) the New Guarantors shall have guaranteed the obligations in respect of such Revolver Commitments to the New Lenders pursuant to documentation substantially similar to the Shareholder Guaranties and the Shareholder Guarantor Security Agreement (as such terms are defined in the Revolving Credit Agreement) and all other documents, agreements and instruments relating thereto or in connection therewith (collectively, the “Revolver Guaranty Documents”), including, without limitation, the benefit of all Acquiror and Acquiror Subsidiary reimbursement arrangements and security interests

      (c)  Documentation. Each of the transactions contemplated by Sections 2.06(a) and (b) shall be effected pursuant to such documents, instruments and agreements as shall be reasonably required by, and in form and substance satisfactory to, the New Guarantors and the New Lenders (collectively, the “Tranche B and C Documents”) and the Acquiror shall have obtained the consent of each other Person that may be required to effect such transactions.

SECTION 2.07.  Stock Options.

      The Company and Acquiror agree to discuss in good faith potential modifications to outstanding options under the Company Stock Plans and the Acquiror Stock Plans, which modifications would better ensure that employees of both companies are treated fairly and appropriately incented. Acquiror and the Company agree to amend the provisions of this Merger Agreement to provide for any modifications agreed to by the parties pursuant to this Section 2.07.

SECTION 2.08.  Closing.

      Subject to the terms and conditions of this Merger Agreement, the closing of the Merger (the “Closing”) will take place as soon as practicable (but, in any event, within five (5) business days) after satisfaction of the latest to occur or, if permissible, waiver of the conditions set forth in Article VII hereof (the “Closing Date”), at the offices of Hogan & Hartson L.L.P., 8300 Greensboro Drive, Suite 1100, McLean, Virginia 22102, unless another date or place is agreed to in writing by the parties hereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as disclosed in the Company Disclosure Schedule (the “Company Disclosure Schedule”) delivered to Acquiror separately prior to, or contemporaneously with, the date hereof (which disclosure schedule shall make a specific reference to the particular Section or subsection of this Merger Agreement to which exception is being taken), the Company represents and warrants to Acquiror that:

SECTION 3.01.  Corporate Existence and Power.

      The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect. Schedule 3.01 of the Company Disclosure Schedule sets forth a complete and correct list of the states in which the Company is qualified to do business as a foreign corporation. The Company has heretofore made available to Acquiror true and complete copies of the Company’s certificate of incorporation and bylaws as currently in effect.

SECTION 3.02.  Corporate Authorization.

      The execution, delivery and performance by the Company of this Merger Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action. Assuming that this Merger Agreement constitutes the valid and binding obligation of Acquiror and Merger Sub, this Merger Agreement constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors’ rights and remedies and to general principles of equity.

SECTION 3.03.  Governmental Authorization.

      The execution, delivery and performance by the Company of this Merger Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (a) the filing of (i) a certificate of merger in accordance with

Delaware Law and (ii) appropriate documents with the relevant authorities of other states or jurisdictions in which the Company or any Company Subsidiary is qualified to do business; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) compliance with any applicable state securities or blue sky laws; and (e) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings that, if not obtained or made, would not, individually or in the aggregate, (i) be reasonably likely to have a Company Material Adverse Effect, or (ii) prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Merger Agreement.

SECTION 3.04.  Non-Contravention.

      The execution, delivery and performance by the Company of this Merger Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the Company’s or any Company Subsidiary’s certificate of incorporation or bylaws, (b) assuming compliance with the matters referred to in Section 3.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any Company Subsidiary, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any Company Subsidiary or to a loss of any benefit or status to which the Company or any Company Subsidiary is entitled under any provision of any Agreement binding upon the Company or any Company Subsidiary or any license, franchise, permit or other similar authorization held by the Company or any Company Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiary other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate (i) be reasonably likely to have a Company Material Adverse Effect or (ii) prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Merger Agreement.

SECTION 3.05.  Capitalization.

      (a)  As of the date hereof, the authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock, including 200,000,000 shares of voting common stock and 100,000,000 shares of non-voting common stock, and 10,000,000 shares of Company Preferred Stock. As of May 8, 2001, there were outstanding (i) 63,667,797 shares of Company Common Stock, (ii) 996,171 shares of the Company Preferred Stock, all of which are Series A Convertible Preferred Stock, (iii) stock options to purchase an aggregate of 12,816,950 shares of Company Common Stock (of which options to purchase an aggregate of 4,851,175 shares of Company Common Stock are exercisable as of May 8, 2001), and (iv) warrants to purchase an aggregate of 12,991,506 shares of Company Common Stock, including 53,997.3 Series 1-A warrants and 12,262,542 Series 2-A warrants. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

      (b)  As of the date hereof, except (i) as set forth in Section 3.05(a), and (ii) for changes since May 8, 2001, resulting only from the exercise of stock options or warrants outstanding on such date and referred to in Section 3.05(a)(iii) or Section 3.05(a)(iv), there are no outstanding (x) shares of capital stock or other voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, or (z) except in connection with the resolution of the matters set forth on Schedule 3.11 of the Company Disclosure Schedule, options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (x), (y) and (z) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no outstanding Agreements or other understandings or commitments of any kind of the Company or any Company Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person, including, without limitation, any Portfolio Company. Except as contemplated by this Merger Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party relating to voting, registration or disposition of any shares of capital stock of the Company or any Company Subsidiary or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of the Company.

      (c)  The Company does not own any Acquiror Securities.

SECTION 3.06.  Subsidiaries.

      (a)  Each Company Subsidiary is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all powers and authority and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, in each case with such exceptions as, individually or in the aggregate, would not be reasonably likely to have, a Company Material Adverse Effect. Schedule 3.06(a) of the Company Disclosure Schedule sets forth a complete and correct list of (i) the ownership interests of the Company in each Company Subsidiary, (ii) any stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party relating to voting, registration or disposition of any shares of capital stock of any Company Subsidiary, (iii) the states in which each of the Company Subsidiaries is qualified to do business as a foreign corporation and (iv) all equity holders of the Company Subsidiaries other than the Company, including the classes of equity securities held by such Persons and their percentage ownership of the Company Subsidiaries.

      (b)  All of the outstanding shares of capital stock of, or other ownership interest in, each Company Subsidiary has been validly issued and is fully paid and nonassessable. All of the outstanding capital stock of, or other ownership interest in, each Company Subsidiary, that is owned, directly or indirectly, by the Company, is owned free and clear of any Encumbrance and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any Company Subsidiary, (ii) options, warrants or other rights to acquire from the Company or any Company Subsidiary, and no other obligation of the Company or any Company Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Company Subsidiary or (iii) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding securities of any Company Subsidiary or any capital stock of, or other ownership interests in, any Company Subsidiary.

      (c)  All of the outstanding capital stock of, or other ownership interest in, each Portfolio Company, that is owned, directly or indirectly, by the Company, is owned free and clear of any Encumbrance and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any outstanding securities of any Portfolio Company or any capital stock of, or other ownership interests in, any Portfolio Company. Schedule 3.06(c) of the Company Disclosure Schedule sets forth a complete and correct list of (i) the ownership interests of the Company in each Portfolio Company, (ii) any stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party relating to voting, registration or disposition of any shares of capital stock of any Portfolio Company and (iii) the states in which each Portfolio Company is organized.

      (d)  There are no outstanding obligations of the Company or any Company Subsidiary requiring the Company or any Company Subsidiary to make any investment in any other Person.

SECTION 3.07.  Company SEC Documents.

      (a)  The Company has made available to Acquiror the Company SEC Documents. The Company has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since January 1, 1999. No Company Subsidiary is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and no Company Subsidiary is an investment company registered or required to be registered under the Investment Company Act of 1940.

      (b)  As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be.

      (c)  No Company SEC Document filed pursuant to the Exchange Act contained, as of its filing date, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company SEC Document, as amended or supplemented, if applicable, filed pursuant to the Securities Act contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

SECTION 3.08.  Financial Statements; No Material Undisclosed Liabilities.

      (a)  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company 10-K and the Company 10-Q fairly present in all material respects, in conformity with generally accepted accounting principles applied on a consistent basis (“GAAP ”) (except as may be indicated in the notes thereto and except that financial statements included in the Company 10-Q do not contain all GAAP notes to such financial statements), the consolidated financial position of the Company and its consolidated Company Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

      (b)  There are no liabilities of the Company or any Company Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of the Company, other than:

(i) liabilities or obligations disclosed or provided for in the Company Balance Sheet or disclosed in the notes thereto;

(ii) liabilities or obligations under this Merger Agreement or incurred in connection with the transactions contemplated hereby;

(iii) liabilities or obligations incurred in the Ordinary Course of Business; provided, that, any such liabilities or obligations, whether or not incurred in the Ordinary Course of Business, constituting Indebtedness shall be disclosed pursuant to Section 3.08(b)(i) to the extent that such Indebtedness matures or requires scheduled payments to be made on or before the date which is 365 days after the End Date; and

(iv) liabilities or obligations not required to be disclosed (due solely to materiality, knowledge or other applicable qualifiers or dollar limitations) in the Company Disclosure Schedule pursuant to the terms of the applicable provisions requiring such disclosure; provided, that, such liabilities or obligations in the aggregate do not result in a Company Material Adverse Effect.

SECTION 3.09.  Information to Be Supplied.

      (a)  The information to be supplied by the Company expressly for inclusion or incorporation by reference in the Joint Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of the Joint Proxy Statement, at the time of the mailing thereof, and at the time of the Company

Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply (with respect to information relating to the Company) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

      (b)  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement based on information supplied by Acquiror.

SECTION 3.10.  Absence of Certain Changes.

      Since December 31, 2000, except as otherwise expressly contemplated by this Merger Agreement, the Company and the Company Subsidiaries have conducted their business only in the ordinary course consistent with past practice and, since such date, there has not been (a) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or Assets of the Company or any Company Subsidiary that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect, (b) any change in the business, operations, properties, condition (financial or otherwise), Assets or liabilities (including, without limitation, contingent liabilities) of the Company or any Company Subsidiary having, individually or in the aggregate, a Company Material Adverse Effect, (c) any action, event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect, or (d) any Agreement by the Company or any Company Subsidiary to take any of the actions described in this Section 3.10 except as expressly contemplated by this Merger Agreement. Except for the payment of scheduled non-cash dividends in accordance with the terms of the Company Preferred Stock, between December 31, 2000 and the date of this Merger Agreement, neither the Company nor any Company Subsidiary has taken, or agreed to take, any action that would constitute a material breach of Section 5.01 (except for clauses (j), (m) or (n) thereof) if taken after the date of this Merger Agreement.

SECTION 3.11.  Litigation.

      As of the date hereof, there is no action, suit, investigation, arbitration or proceeding pending against, or to the knowledge of the Company threatened against, the Company or any Company Subsidiary or any of their respective assets or properties before any arbitrator or Governmental Entity that is not identified on Schedule 3.11 of the Company Disclosure Schedule, which would reasonably be expected to result in monetary damages in excess of $100,000 or any restriction, in any material respect, on the business or operations of the Company or any Company Subsidiary. None of the foregoing matters would be reasonably likely to have a Company Material Adverse Effect. There are no outstanding injunctions against the Company or any Company Subsidiary, and there are no outstanding judgments, decrees, awards, or orders with respect to the Company or any Company Subsidiary which have not been satisfied and complied with in full or which require the Company or any Company Subsidiary to take, or refrain from taking, action in the future.

SECTION 3.12.  Contracts.

      (a)  As of the date hereof, the exhibit index to the Company’s most recently filed Annual Report on Form 10-K, as supplemented by Schedule 3.12(a) of the Company Disclosure Schedule, includes each contract (including all amendments thereto) to which the Company or any Company Subsidiaries is a party or by which any of them is bound and (i) which would be required, pursuant to the Exchange Act and the rules and regulations thereunder, to be filed as an exhibit to an Annual Report of the Company on Form 10-K, a Quarterly Report of the Company on Form 10-Q or a Current Report of the Company on Form 8-K (without regard to whether such report is now due to be filed) or (ii) involves payments by or to the Company or any Company Subsidiary in excess of $1 million in calendar year 2001 or any subsequent calendar year (collectively, the “Company Contracts”). Schedule 3.12(a) of the Company Disclosure Schedule indicates which of the Company Contracts have terminated, and which of the Company Contracts are scheduled to terminate in accordance with their respective terms, in 2001.

      (b)  Each Company Contract is in full force and effect, constitutes a valid and binding obligation of and is legally enforceable in accordance with its terms against the Company or Company Subsidiary, as applicable and, to the knowledge of the Company, (i) the Company Contracts are valid, binding and enforceable obligations of the other parties thereto, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally or subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law); (ii) the Company and/or each Company Subsidiary, as the case may be, has complied with all of the provisions of such Company Contracts and is not in default thereunder, and there has not occurred any event which (whether with or without notice, lapse of time, or the happening or occurrence of any other event) would constitute such a default, and the execution of this Merger Agreement by the Company and its performance hereunder will not cause, or result in, a breach or default under any Company Contract; (iii) there has not been (A) any failure by the Company or any Company Subsidiary or, to the knowledge of the Company or any Company Subsidiary, any other party to any such Company Contract to comply with all material provisions thereof, (B) any default by the Company or any Company Subsidiary or, to the knowledge of the Company or any Company Subsidiary, any other party thereunder or (C) to the knowledge of the Company (1) any cancellation thereof in writing which has not been cured or (2) any outstanding dispute thereunder which has not been cured.

      (c)  Neither the Company nor any Company Subsidiary is a guarantor or otherwise liable for any liability or obligation (including Indebtedness) of any Portfolio Company or other Person other than a wholly owned subsidiary of the Company.

      (d)  No officer, director or significant stockholder of the Company or any Company Subsidiary, or affiliate of such officer, director or significant stockholder, is currently a party to any transaction, understanding or commitment with the Company or any Company Subsidiary, including, without limitation, any Agreement providing for the employment of, furnishing of services by, rental of Assets from or to, requiring payments on a change of control of the Company or otherwise requiring payments to, any such officer, director, significant stockholder or affiliate, except for the payment of benefits to officers or directors in the Ordinary Course of Business.

      (e)  Neither the Company nor any Company Subsidiary is a party to any contract with the United States government or to any other material Government Contract.

SECTION 3.13.  Taxes.

      Except as would not be reasonably expected to have a Company Material Adverse Effect:

      (a)  All Company Tax Returns required to be filed with any Taxing authority by, or with respect to, the Company and the Company Subsidiaries have been filed in substantial compliance with all applicable laws.

      (b)  The Company and the Company Subsidiaries have timely paid all Taxes shown as due and payable on the Company Tax Returns that have been so filed and all other Taxes not subject to reporting obligations, and, as of the time of filing, the Company Tax Returns were complete and correct (other than Taxes that are being contested in good faith and for which adequate reserves are reflected on the Company Balance Sheet in accordance with GAAP).

      (c)  The Company and the Company Subsidiaries have made adequate provision in accordance with GAAP for all Taxes payable by them for which no Company Tax Return has yet been filed.

      (d)  The Company and the Company Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

      (e)  The Company has not received any written notice of any action, suit, proceeding, audit or claim now proposed or pending against or with respect to the Company or any Company Subsidiary in respect of any Tax that would have a Company Material Adverse Effect.

      (f)  Neither the Company nor any Company Subsidiary has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent.

      (g)  Neither the Company nor any Company Subsidiary holds any asset subject to a consent under Section 341(f) of the Code.

      (h)  The federal income Tax Returns have been examined and settled with the IRS (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all years through 1996. The parties acknowledge that certain net operating loss carry overs generated prior to 1997 may be unavailable in either 1997 or in subsequent years.

      (i)  There are no material Encumbrances for Taxes on any of the assets of the Company or any Company Subsidiary.

      (j)  Neither the Company nor any Company Subsidiary is a party to any tax allocation, tax sharing, tax indemnity or similar agreement (whether or not in writing), arrangement or practice with respect to Taxes (including any adverse pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority), except among themselves.

SECTION 3.14.  Employee Benefits.

      (a)  Schedule 3.14(a) of the Company Disclosure Schedule sets forth a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) that is maintained, administered or contributed to by the Company or any ERISA Affiliate (as defined below) and covers any employee, former employee, officer, director or other service provider of the Company or any Company Subsidiary. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof have been furnished to Acquiror together with the most recent annual report (Form 5500 including all applicable schedules thereto) and summary plan description prepared in connection with any such plan. Such plans are referred to collectively herein as the “Company Benefit Plans.” For purposes of this Section 3.14, “ERISA Affiliate” of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

      (b)  No Company Benefit Plan constitutes a “multiemployer plan,” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) and no Company Benefit Plan is subject to Title IV of ERISA (a “Retirement Plan”), including any terminated Company Benefit Plans. Neither the Company nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. Nothing has been done or omitted to be done and no transaction or holding of any asset under or in connection with any Company Benefit Plan has occurred that will make the Company or any Company Subsidiary, or any officer or director of the Company or any Company Subsidiary, subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code (assuming the taxable period of any such transaction expired as of the date hereof) that would be reasonably likely to have a Company Material Adverse Effect.

      (c)  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code. The Company has furnished to Acquiror copies of the most recent Internal Revenue Service determination letters, if any, with respect to each such Company Benefit Plan. Each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Company Benefit Plan, except for any compliance failures that are not reasonably likely to have a Company Material Adverse Effect.

      (d)  There is no contract, agreement, plan or arrangement that, as a result of the Merger, would obligate the Company to make any payment of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code.

      (e)  There has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any Company Benefit Plan that would increase the expense of maintaining such Company Benefit Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2000 except for any increase that is not reasonably likely to have a Company Material Adverse Effect.

      (f)  Neither the Company nor any ERISA Affiliate has any liability under any Company Benefit Plan that is not a Retirement Plan that provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by Section 4980B of the Code or Section 601 (et seq.) of ERISA, or under any applicable state law, and at the expense of the participant or the beneficiary of the participant. No Company Benefit Plan is a Voluntary Employees’ Beneficiary Association (“VEBA”) within the meaning of Section 501(c)(9) of the Code. No Company Benefit Plan is an Employee Stock Ownership Plan (“ESOP”) within the meaning of Section 4975(e)(7) of the Code.

      (g)  The Company and the Company Subsidiaries have not received notice of any pending unfair labor practice charges, contract grievances under any collective bargaining agreement, other administrative charges, claims, grievances or lawsuits before any court, governmental agency, regulatory body, or arbiter arising under any Law governing any Company Benefit Plan, and, to the Company’s knowledge, there exist no facts that could give rise to such a claim.

      (h)  There are no arrangements, agreements or plans pursuant to which cash and non-cash payments will become payable to any current or former employee, officer or director of the Company or any Company Subsidiary as a result of the Merger or a termination of service subsequent to the consummation of the Merger. There is no Company Benefit Plan requiring payments, cancellation of Indebtedness or other obligation to be made on a change of control or otherwise as a result of the consummation of any of the transactions contemplated by this Merger Agreement or as a result of a termination of service subsequent to the consummation of any of the transactions contemplated by this Merger Agreement, with respect to any current or former employee, officer or director of the Company or any Company Subsidiary.

      (i)  Schedule 3.14(i) of the Company Disclosure Schedule sets forth a true and correct description of the restructuring actions (including downsizing actions) undertaken by the Company and the Company Subsidiaries between January 1, 2001 and the date hereof.

      (j)  Schedule 3.14(j) of the Company Disclosure Schedule sets forth a true and correct description of the option exchange program which was implemented by the Company commencing in the fourth quarter of 2000.

SECTION 3.15.  Compliance with Laws; Licenses, Permits and Registrations.

      (a)  Neither the Company nor any Company Subsidiary is in violation of, or has violated, any applicable provisions of any laws, statutes, ordinances, regulations, judgments, injunctions, orders or consent decrees, except for any such violations that, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

      (b)  Each of the Company and the Company Subsidiaries has all permits, licenses, approvals, authorizations of and registrations with and under all federal, state, local and foreign laws, and from all Governmental Entities required by the Company and the Company Subsidiaries to carry on their respective businesses as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

SECTION 3.16.  Title to Properties.

      (a)  The Company and each Company Subsidiary have good and marketable title to, or valid leasehold interests in, all their properties and assets except for such as are no longer used or useful in the conduct of their businesses or as have been disposed of in the Ordinary Course of Business and except for defects in title, easements, restrictive covenants and similar Liens, encumbrances or impediments that, in the aggregate, do not materially interfere with the ability of the Company and the Company Subsidiaries to conduct their business, taken as a whole, as currently conducted. All such assets and properties, other than assets and properties in which the Company or any Company Subsidiary has leasehold interests, are free and clear of all Liens.

      (b)  The Company and each Company Subsidiary are in compliance with the terms of all leases to which they are a party and under which they are in occupancy, and all such leases are in full force and effect and the Company and each Company Subsidiary enjoy peaceful and undisturbed possession under all such leases.

SECTION 3.17.  Intellectual Property.

      (a)  “Intellectual Property” means trademarks, service marks, trade names, URLs, domain names, mask works, net lists, schematics, inventions, patents, trade secrets, copyrights, know-how, ideas, algorithms, processes, software, technology (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right. “Company Intellectual Property” means Intellectual Property necessary or useful to carry on the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted. Schedule 3.17(a) of the Company Disclosure Schedule sets forth a complete and correct list of the Company Intellectual Property which is not readily obtainable on the open market for such Intellectual Property at market prices and is materially necessary for the operation of the Company and the Company Subsidiaries in the Ordinary Course of Business.

      (b)  The Company and the Company Subsidiaries have good and valid title to or have a valid and enforceable license to use the Company Intellectual Property, free and clear of all Encumbrances.

      (c)  The operation of the business of the Company and each Company Subsidiary as currently conducted does not, and will not, assuming such business is conducted by the Surviving Corporation in substantially the same manner following the Closing, infringe on any Intellectual Property rights of others, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction in any material respect. Neither the Company nor any Company Subsidiary has received any written notice of infringement, misappropriation, or violation of or challenge to, and there are no claims pending or, to the Company’s knowledge, threatened with respect to the rights of others to the use of, any Company Intellectual Property that, in any such case, individually or in the aggregate, would be reasonably likely to have a Company Material Adverse Effect. The Company Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge.

      (d)  To the best of the Company’s knowledge, no third party is infringing upon any of the Company Intellectual Property, and the Company has not notified any third party that it believes such third party is interfering with, infringing, or misappropriating any of the Company Intellectual Property or engaging in any act of unfair competition. The Company has the right to bring an action for the infringement of all of the Company Intellectual Property.

      (e)  All necessary registration, maintenance, and renewal fees in connection with Company Intellectual Property that is registered and owned by the Company or any Company Subsidiary have been filed with relevant patent, copyright, trademark or other authorities in the United States and any other country for the purposes of maintaining such Company Intellectual Property. In each case where the Company or any Company Subsidiary has acquired any Intellectual Property from any Person, the Company or any Company Subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights acquired in such Intellectual Property to the Company or Company Subsidiary, as applicable.

      (f)  The Company and each Company Subsidiary have taken all commercially reasonable steps that are required to protect the Company and each Company Subsidiary’s rights in confidential information and trade secrets of the Company and each Company Subsidiary or provided by any other Person to the Company or any Company Subsidiary. Without limiting the foregoing, the Company and each Company Subsidiary have and enforce a policy requiring each employee, director, consultant and contractor to execute a confidentiality and non-disclosure agreement substantially in the form previously provided to Acquiror, and each present and former employee, director, consultant and contractor has executed such an agreement.

      (g)  Neither this Merger Agreement nor the transactions contemplated by this Merger Agreement, including the assignment to Acquiror, by operation of law or otherwise, of any Agreements to which the Company is a party, will result in (i) the Surviving Corporation granting to any third party any right to any Intellectual Property right owned by, or licensed to, the Surviving Corporation, (ii) the Surviving Corporation being bound by, or subject to, any non-compete or other restriction on the operation or scope of the Surviving Corporation’s business, or (iii) the Surviving Corporation being obligated to pay any royalties or other amounts to any third party in excess of those payable by the Surviving Corporation prior to the Closing. Neither the Company nor any Company Subsidiary will be, as a result of the execution and delivery of this Merger Agreement or the performance of its obligations hereunder, in breach of any license, sublicense or other Agreement relating to the Company Intellectual Property.

      (h)  Schedule 3.17(h) of the Company Disclosure Schedule sets forth a complete and correct list of all contracts, licenses, and Agreements relating to the Company Intellectual Property which is not readily available on the open market for such Intellectual Property at market prices and is materially necessary for the operation of the Company and the Company Subsidiaries in the Ordinary Course of Business to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary is bound. Neither the Company nor any Company Subsidiary is in breach and neither the Company nor any Company Subsidiary has failed to perform under any of the foregoing contracts, licenses or Agreements and, to the Company’s knowledge, no other party to any such contract, license, or Agreement is in breach thereof or has failed to perform thereunder, and, to the Company’s knowledge, there are no threatened disputes or disagreements with respect to such contracts, licenses, or Agreements. No person who has licensed Intellectual Property to the Company or any Company Subsidiary has ownership rights or license rights to improvements made by the Company or any Company Subsidiary in such Intellectual Property.

      (i)  No Person other than the Company or the Company Subsidiaries has any right or interest of any kind or nature in or with respect to the Company Intellectual Property that is owned by the Company or the Company Subsidiaries or any portion thereof or any rights to sell, license, lease, transfer, use or otherwise exploit such Company Intellectual Property or any portion thereof.

      (j)  Schedule 3.17(j) of the Company Disclosure Schedule sets forth a complete and correct list of (i) all Persons other than the Company or the Company Subsidiaries who have been provided with source code or have claimed a right to be provided with any source code for any Company Intellectual Property that is owned by the Company or the Company Subsidiaries which is not readily obtainable on the open market for such Intellectual Property at market prices and is materially necessary for the operation of the Company and the Company Subsidiaries in the Ordinary Course of Business (the “Company Owned Software”), and (ii) all source code escrow agreements relating to any of the Company Owned Software. No Person other than the Company and the Company Subsidiaries is in possession of, or has or has had access to, or has made any demand for access to any source code for Company Owned Software.

SECTION 3.18.  Environmental Matters.

      Except as would not be reasonably expected to have a Company Material Adverse Effect:

      (a)  The Company and each Company Subsidiary have complied and are in compliance with, and the Company Real Property and all improvements thereon are in compliance with, all Environmental Laws.

      (b)  Neither the Company nor any Company Subsidiary has any liability, known or unknown, contingent or absolute, under any Environmental Law, nor is the Company or any Company Subsidiary responsible for any such liability of any other person under any Environmental Law, whether by contract, by operation of law or otherwise. There are no pending or, to the knowledge of the Company, threatened Environmental Claims, and neither the Company nor any Company Subsidiary has received any notice of any Environmental Claim from any governmental authority or any other person or entity or knows or is aware of any fact(s) which might reasonably form the basis for any such Environmental Claim.

      (c)  The Company and the Company Subsidiaries have been duly issued, and currently have and will maintain through the Closing Date, all Environmental Permits necessary to operate the business or Assets of the Company as currently operated. A complete and correct list of all such Environmental Permits, all of which are valid and in full force and effect, is set forth in Schedule 3.18(c) of the Company Disclosure Schedule. The Company and the Company Subsidiaries have timely filed applications for all Environmental Permits. All of the Environmental Permits set forth in Schedule 3.18(c) of the Company Disclosure Schedule are transferable and none require consent, notification, or other action to remain in full force and effect following consummation of the transactions contemplated hereby.

      (d)  The Company Real Property contains no underground improvements, including but not limited to treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Hazardous Materials, and no portion of the Company Real Property is or has been used as a dump or landfill or consists of or contains filled in land or wetlands. With respect to any real property formerly owned, operated, or leased by the Company or the Company Subsidiaries, during the period of such ownership, operation or tenancy, no portion of such property was used as a dump or landfill, and the Company is not aware of any such use at any time prior to its ownership, operation, or tenancy of such real property. Neither PCBs nor asbestos-containing materials are present on or in the Company Real Property or the improvements thereon. There has been no Release of Hazardous Materials at, on, under, or from the real property currently owned, used or operated by the Company or any Company Subsidiary, nor was there such a Release at any real property formerly owned, operated or leased by the Company during the period of such ownership, operation, or tenancy, such that the Company is or could be liable for Remediation with respect to such Hazardous Materials.

      (e)  The Company has furnished to Acquiror copies of all environmental assessments, reports, audits and other documents in its possession or under its control that relate to the Company Real Property, or the Company or any Company Subsidiary’s compliance with Environmental Laws, or any other real property that the Company or the Company Subsidiaries formerly owned, operated, or leased. Any information the Company or the Company Subsidiaries has furnished to Acquiror concerning the environmental conditions of the Company Real Property, prior uses of the Company Real Property, and the operations of the Company or the Company Subsidiaries related to compliance with Environmental Laws is accurate and complete.

      (f)  No Company Real Property, and no property to which Hazardous Materials originating on or from such properties or the businesses or Assets of the Company or any Company Subsidiary has been sent for treatment or disposal, is listed or proposed to be listed on the National Priorities List or CERCLIS or on any other governmental database or list of properties that may or do require Remediation under Environmental Laws.

      (g)  No Encumbrance in favor of any person relating to or in connection with any Environmental Claim has been filed or has attached to the Company Real Property.

      (h)  No authorization, notification, recording, filing, consent, waiting period, Remediation, or approval with respect to the Company or any Company Subsidiary is required under any Environmental Law in order to consummate the transaction contemplated hereby.

      (i)  For purposes of this Section 3.18, “Company Subsidiary” shall include Fresh Air Solutions, L.P., a Pennsylvania limited partnership, to the extent that the Company or any other Company Subsidiary has any liability arising out of, or related to, such entity.

SECTION 3.19.  Finders’ Fees; Opinions of Financial Advisor.

      (a)  Except for Credit Suisse First Boston Corporation, there is no investment banker, broker, finder or other intermediary that has been retained by, or is authorized to act on behalf of, the Company or any

Company Subsidiary who might be entitled to any fee or commission from Acquiror or any of its affiliates upon consummation of the transactions contemplated by this Merger Agreement.

      (b)  The Company has received the opinion of Credit Suisse First Boston Corporation, dated as of the date hereof, to the effect that, as of such date, the Common Stock Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock (other than Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/ RRRR LLC).

SECTION 3.20.  Required Vote; Board Approval.

      (a)  The only votes of the holders of any class or series of capital stock of the Company required by the Company’s certificate of incorporation and bylaws, any Agreement binding on the Company, law, rule or regulation to approve this Merger Agreement and/or any of the other transactions contemplated hereby are the affirmative vote of the holders of more than fifty percent of the votes entitled to be cast by all holders of the outstanding Company Common Stock and Company Preferred Stock and the consent of the holders of a majority of the outstanding shares of Company Preferred Stock (the “Company Stockholder Approval”).

      (b)  Upon the unanimous recommendation of the Special Committee, the Company’s Board of Directors has unanimously (i) determined that this Merger Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and the Company’s Common Stockholders (ii) approved this Merger Agreement and the transactions contemplated hereby and (iii) resolved to recommend to such Company’s Common Stockholders that they vote in favor of adopting and approving this Merger Agreement in accordance with the terms hereof.

SECTION 3.21.  State Takeover Statutes.

      The Company has taken all actions required to be taken by it (a) in order to approve the execution of the Company Voting Agreement for purposes of Section 203(a) of Delaware Law and (b) so that the restrictions on “business combination” contained in Section 203 of Delaware Law do not apply to this Merger Agreement, the Merger, the Company Voting Agreement or any of the transactions contemplated by any of the foregoing. No other “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal laws in the United States apply to this Merger Agreement or any of the transactions contemplated hereby.

SECTION 3.22.  Certain Agreements.

      None of the Company, any Company Subsidiary or any of their respective affiliates are parties to or otherwise bound by any Agreement or arrangement that limits or otherwise restricts, in any material respect, the Company, any Company Subsidiary or any of their respective affiliates from engaging or competing in any line of business or in any locations.

SECTION 3.23.  Foreign Currency Exposure.

      No more than ten percent (10%) of the Company’s consolidated revenues set forth on the Company Balance Sheet are derived from the operations of the Company and the Company Subsidiaries outside of the United States.

SECTION 3.24.  Insurance.

      The Company maintains fire and casualty, general liability, business interruption, product liability, professional liability and sprinkler and water damage insurance policies with reputable insurance carriers, which provide full and adequate coverage for all normal risks incident to the business of the Company and the Company Subsidiaries and their respective properties and assets and are in character and amount similar to that carried by entities engaged in similar business and subject to the same or similar perils or hazards. None of the insurance policies maintained by the Company are “claims made” policies.

SECTION 3.25.  Customers, Distributors and Suppliers.

      Schedule 3.25 of the Company Disclosure Schedule sets forth a complete and correct list of the names of each (a) customer, distributor, and other agent and representative to whom the Company and/or the Company Subsidiaries made sales in excess of $1,000,000 during the most recently complete fiscal year, showing the approximate total sales in dollars by the Company and/or the Company Subsidiaries to each such Person during such period, (b) supplier from whom the Company and/or the Company Subsidiaries purchased more than $1,000,000 of supplies during the most recently completed fiscal year, showing the approximate total purchases in dollars from each such Person during such period, and (c) customer, distributor, and other agent and representative and supplier with whom the Company and/or the Company Subsidiaries have a dispute as of the date hereof with respect to payables or receivables in excess of $250,000 for any such dispute, with a description of the dispute.

SECTION 3.26.  Relations with Governments.

      Neither the Company, any Company Subsidiary nor, to the knowledge of the Company, any of the Company’s or any Company Subsidiary’s officers, directors, employees or agents (or stockholders, distributors, representatives or other persons acting on the express, implied or apparent authority of the Company or any Company Subsidiary) have paid, given or received or have offered or promised to pay, give or receive, any bribe or other unlawful payment of money or other thing of value, any unlawful discount, or any other unlawful inducement, to or from any person or Governmental Entity in the United States or elsewhere in connection with or in furtherance of the business of the Company or any Company Subsidiary (including, without limitation, any offer, payment or promise to pay money or other thing of value (a) to any foreign official, political party (or official thereof) or candidate for political office for the purposes of influencing any act, decision or omission in order to assist the Company or any Company Subsidiary in obtaining business for or with, or directing business to, any person, or (b) to any person, while knowing that all or a portion of such money or other thing of value will be offered, given or promised to any such official or party for such purposes). Neither the business of the Company nor any Company Subsidiary is in any manner dependent upon the making or receipt of such payments, discounts or other inducements except for minimal payments, discounts or inducements. Neither the Company nor any Company Subsidiary has otherwise taken any action that would cause the Company or any Company Subsidiary to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Laws of similar effect.

SECTION 3.27.  Affiliates.

      Except as set forth in Schedule 3.27 of the Company Disclosure Schedule (the “Company Affiliates”), there are no affiliates of the Company as of the date hereof as that term is used in SEC Rule 145.

SECTION 3.28.  Current Cash Reserves; Indebtedness.

      As of April 30, 2001, the aggregate amount, as would be reflected in a consolidated balance sheet as of such date prepared in accordance with GAAP consistently applied, of (i) cash and cash equivalents, plus (ii) short-term investments of the Company with a maturity of three years or less ((i) and (ii) “Current Cash Reserves”) is at least One Hundred Four Million Dollars ($104,000,000). The Company owns all such Current Cash Reserves free and clear of all Encumbrances except as set forth in Schedule 3.28 of the Company Disclosure Schedule. As of the date of this Merger Agreement, neither the Company nor any Company Subsidiary has any Indebtedness except as set forth in Schedule 3.28 of the Company Disclosure Schedule.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF ACQUIROR

      Except as disclosed in the Acquiror Disclosure Schedule (the “Acquiror Disclosure Schedule”) delivered to the Company separately prior to, or contemporaneously with, the date hereof (which disclosure schedule shall make a specific reference to the particular Section or subsection of this Merger Agreement to which exception is being taken), Acquiror represents and warrants to the Company that:

SECTION 4.01.  Corporate Existence and Power.

      Acquiror is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate powers required to carry on its business as now conducted. Acquiror is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not be reasonably likely to have an Acquiror Material Adverse Effect. Schedule 4.01 of the Acquiror Disclosure Schedule sets forth a complete and correct list of the states in which Acquiror is qualified to do business as a foreign corporation. Acquiror has heretofore made available to the Company true and complete copies of Acquiror’s certificate of incorporation and bylaws as currently in effect.

SECTION 4.02.  Corporate Authorization.

      (a)  The execution, delivery and performance by Acquiror of this Merger Agreement and the consummation by Acquiror of the transactions contemplated hereby are within Acquiror’s corporate powers and, except for the Acquiror Stockholder Approval, have been duly authorized by all necessary corporate action. Assuming that this Merger Agreement constitutes the valid and binding obligation of the Company, this Merger Agreement constitutes a valid and binding agreement of Acquiror, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors’ rights and remedies and to general principles of equity.

      (b)  The execution, delivery and performance by Merger Sub of this Merger Agreement and the consummation by Merger Sub of the transactions contemplated hereby are within Merger Sub’s corporate powers and, except for the Merger Sub Stockholder Approval, have been duly authorized by all necessary corporate action. Assuming that this Merger Agreement constitutes the valid and binding obligation of the Company, this Merger Agreement constitutes a valid and binding agreement of Merger Sub, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, now or hereafter in effect, relating to or affecting creditors’ rights and remedies and to general principles of equity.

SECTION 4.03.  Governmental Authorization.

      The execution, delivery and performance by Acquiror of this Merger Agreement and the consummation by Acquiror of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity (including, without limitation, the FCC) other than (a) the filing of (i) a certificate of merger and the Restated Charter in accordance with Delaware Law and (ii) appropriate documents with the relevant authorities of other states or jurisdictions in which Acquiror or any Acquiror Subsidiary is qualified to do business; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) compliance with any applicable state securities or blue sky laws; and (e) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings that, if not obtained or made, would not, individually or in the aggregate, (i) be reasonably likely to have an Acquiror Material Adverse Effect, or (ii) prevent or materially impair the ability of Acquiror to consummate the transactions contemplated by this Merger Agreement.

SECTION 4.04.  Non-Contravention.

      The execution, delivery and performance by Acquiror of this Merger Agreement and the consummation by Acquiror of the transactions contemplated hereby do not and will not (a) contravene or conflict with Acquiror’s or any Acquiror Subsidiary’s certificate of incorporation or bylaws, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Acquiror or any Acquiror Subsidiary, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Acquiror or any Acquiror Subsidiary or to a loss of any benefit or status to which Acquiror or any Acquiror Subsidiary is entitled under any provision of any Agreement binding upon Acquiror or any Acquiror Subsidiary or any license, franchise, permit or other similar authorization held by Acquiror or any Acquiror Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of Acquiror or any Acquiror Subsidiary other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate (i) be reasonably likely to have an Acquiror Material Adverse Effect or (ii) prevent or materially impair the ability of Acquiror to consummate the transactions contemplated by this Merger Agreement. Copies of consents executed by respective agents of banks and guarantors required to be obtained in order for Acquiror to issue the Discrepancy Notes and to execute this Merger Agreement, and consummate the transactions contemplated hereby and thereby, under Acquiror’s existing term and revolving credit facilities have been obtained and copies of such consents have been provided to the Company and such consents are in full force and effect.

SECTION 4.05.  Capitalization.

      (a)  As of the date hereof, the authorized capital stock of Acquiror consists of 150,000,000 shares of Acquiror Common Stock and 200,000 shares of Acquiror Preferred Stock. As of May 7, 2001, there were outstanding (i) 49,663,602 shares of Acquiror Common Stock, (ii) no shares of preferred stock, par value $.01, of Acquiror (the “Acquiror Preferred Stock”), (iii) stock options to purchase an aggregate of 5,112,854 shares of Acquiror Common Stock (of which options to purchase an aggregate of 2,495,449 shares of Acquiror Common Stock are exercisable as of May 7, 2001) and (iv) warrants to purchase an aggregate of 12,802,581 shares of Acquiror Common Stock. All outstanding shares of capital stock of Acquiror have been duly authorized and validly issued and are fully paid and nonassessable.

      (b)  As of the date hereof, except (i) as set forth in Section 4.05(a), and (ii) for changes since May 7, 2001, resulting only from the exercise of stock options or warrants outstanding on such date and referred to in Section 4.05(a)(iii) or Section 4.05(a)(iv), there are no outstanding (x) shares of capital stock or other voting securities of Acquiror, (y) securities of Acquiror convertible into or exchangeable for shares of capital stock or voting securities of Acquiror, or (z) options or other rights to acquire from Acquiror, and no obligation of Acquiror to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Acquiror (the items in clauses (x), (y) and (z) being referred to collectively as the “Acquiror Securities”). There are no outstanding obligations of Acquiror or any Acquiror Subsidiary to repurchase, redeem or otherwise acquire any Acquiror Securities. There are no outstanding Agreements or other understandings or commitments of any kind of Acquiror or any Acquiror Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. Except as contemplated by this Merger Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which Acquiror or any Acquiror Subsidiary is a party relating to voting, registration or disposition of any shares of capital stock of Acquiror or any Acquiror Subsidiary or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of Acquiror. Holders of options, warrants or other rights to acquire, or securities convertible into or exchangeable for, Acquiror Securities are not entitled to adjustments to the number of Acquiror Securities underlying such options, warrants or other rights or convertible or exchangeable securities, or to adjustments to respective exercise or conversion prices, by reason of the issuance of Acquiror Series A Preferred Stock in the Merger.

      (c)  Neither Acquiror nor Merger Sub owns any Company Securities.

SECTION 4.06.  Subsidiaries.

      (a)  Each Acquiror Subsidiary is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all powers and authority and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, in each case with such exceptions as, individually or in the aggregate, would not be reasonably likely to have, an Acquiror Material Adverse Effect. Schedule 4.06 of the Acquiror Disclosure Schedule sets forth a complete and correct list of the states in which each Acquiror Subsidiary is qualified to do business.

      (b)  All of the outstanding shares of capital stock of, or other ownership interest in, each Acquiror Subsidiary has been validly issued and is fully paid and nonassessable. All of the outstanding capital stock of, or other ownership interest in, each Acquiror Subsidiary, that is owned, directly or indirectly, by Acquiror, is owned free and clear of any Encumbrance and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of Acquiror or any Acquiror Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any Acquiror Subsidiary, (ii) options, warrants or other rights to acquire from Acquiror or any Acquiror Subsidiary, and no other obligation of Acquiror or any Acquiror Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any Acquiror Subsidiary or (iii) obligations of Acquiror or any Acquiror Subsidiary to repurchase, redeem or otherwise acquire any outstanding securities of any Acquiror Subsidiary or any capital stock of, or other ownership interests in, any Acquiror Subsidiary.

      (c)  There are no outstanding obligations of Acquiror or any Acquiror Subsidiary requiring Acquiror or any Acquiror Subsidiary to make any investment in any other Person.

SECTION 4.07.  Acquiror SEC Documents.

      (a)  Acquiror has made available to the Company the Acquiror SEC Documents. Acquiror has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since January 1, 1999. No Acquiror Subsidiary is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and no Acquiror Subsidiary is an investment company registered or required to be registered under the Investment Company Act of 1940.

      (b)  As of its filing date, each Acquiror SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and/ or the Exchange Act, as the case may be.

      (c)  No Acquiror SEC Document filed pursuant to the Exchange Act contained, as of its filing date, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Acquiror SEC Document, as amended or supplemented, if applicable, filed pursuant to the Securities Act contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

SECTION 4.08.  Financial Statements; No Material Undisclosed Liabilities.

      (a)  The audited consolidated financial statements and unaudited consolidated interim financial statements of Acquiror included in the Acquiror 10-K and the Acquiror 10-Q fairly present in all material respects, in conformity with GAAP (except as may be indicated in the notes thereto and except that financial statements included in the Acquiror 10-Q do not contain all GAAP notes to such financial statements), the consolidated financial position of Acquiror and its consolidated Acquiror Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

      (b)  There are no liabilities of Acquiror or any Acquiror Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of Acquiror, other than:

(i) liabilities or obligations disclosed or provided for in the Acquiror Balance Sheet or disclosed in the notes thereto;

(ii) liabilities or obligations under this Merger Agreement or incurred in connection with the transactions contemplated hereby;

(iii) liabilities or obligations incurred in the Ordinary Course of Business; provided, that, any such liabilities or obligations, whether or not incurred in the Ordinary Course of Business, constituting Indebtedness shall be disclosed pursuant to Section 4.08(b)(i) to the extent that such Indebtedness matures or requires scheduled payments to be made on or before the date which is 365 days after the End Date; and

(iv) liabilities or obligations not required to be disclosed (due solely to materiality, knowledge or other applicable qualifiers or dollar limitations) in the Acquiror Disclosure Schedule pursuant to the terms of the applicable provisions requiring such disclosure; provided, that, such liabilities or obligations in the aggregate do not result in an Acquiror Material Adverse Effect.

SECTION 4.09.  Information to Be Supplied.

      (a)  The information to be supplied by Acquiror expressly for inclusion or incorporation by reference in the Joint Proxy Statement will (i) in the case of the Registration Statement, at the time it becomes effective, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) in the case of the remainder of the Joint Proxy Statement, at the time of the mailing thereof, and at the time of the Acquiror Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply (with respect to information relating to Acquiror) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

      (b)  Notwithstanding the foregoing, Acquiror makes no representation or warranty with respect to any statements made or incorporated by reference in the Joint Proxy Statement based on information supplied by the Company.

SECTION 4.10.  Absence of Certain Changes.

      Since December 31, 2000, except as otherwise expressly contemplated by this Merger Agreement, Acquiror and the Acquiror Subsidiaries have conducted their business only in the ordinary course consistent with past practice and, since such date, there has not been (a) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or Assets of Acquiror or any Acquiror Subsidiary that, individually or in the aggregate, has had or would be reasonably likely to have an Acquiror Material Adverse Effect, (b) any change in the business, operations, properties, condition (financial or otherwise), Assets or liabilities (including, without limitation, contingent liabilities) of Acquiror or any Acquiror Subsidiary having, individually or in the aggregate, an Acquiror Material Adverse Effect, (c) any action, event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have an Acquiror Material Adverse Effect, or (d) any Agreement by Acquiror or any Acquiror Subsidiary to take any of the actions described in this Section 4.10 except as expressly contemplated by this Merger Agreement. Between December 31, 2000 and the date of this Merger Agreement, neither Acquiror nor any Acquiror Subsidiary has taken, or agreed to take, any action that would constitute a material breach of Section 5.02 if taken after the date of this Merger Agreement.

SECTION 4.11.  Litigation.

      As of the date hereof, there is no action, suit, investigation, arbitration or proceeding pending against, or to the knowledge of Acquiror threatened against, Acquiror or any Acquiror Subsidiary or any of their respective assets or properties before any arbitrator or Governmental Entity which would reasonably be expected to result in monetary damages in excess of $100,000 or any restriction, in any material respect, on the business or operations of Acquiror or any Acquiror Subsidiary. None of the foregoing matters would be reasonably likely to have an Acquiror Material Adverse Effect. There are no outstanding injunctions against Acquiror or any Acquiror Subsidiary, and there are no outstanding judgments, decrees, awards or orders with respect to Acquiror or any Acquiror Subsidiary which have not been satisfied and complied with in full or which require Acquiror or an Acquiror Subsidiary to take, or refrain from taking, action in the future.

SECTION 4.12.  Contracts.

      (a)  As of the date hereof, the exhibit index to Acquiror’s most recently filed Annual Report on Form 10-K, as supplemented by Schedule 4.12(a) of the Acquiror Disclosure Schedule, includes each contract (including all amendments thereto) to which Acquiror or any Acquiror Subsidiaries is a party or by which any of them is bound and (i) which would be required, pursuant to the Exchange Act and the rules and regulations thereunder, to be filed as an exhibit to an Annual Report of Acquiror on Form 10-K, a Quarterly Report of Acquiror on Form 10-Q or a Current Report of Acquiror on Form 8-K (without regard to whether such report is now due to be filed) or (ii) involves payments by or to Acquiror or any Acquiror Subsidiary in excess of $1 million in calendar year 2001 or any subsequent calendar year (collectively, the “Acquiror Contracts”). Schedule 4.12(a) of the Acquiror Disclosure Schedule indicates which of the Acquiror Contracts have terminated, and which of the Acquiror Contracts are scheduled to terminate in accordance with their respective terms, in 2001.

      (b)  Each Acquiror Contract is in full force and effect, constitutes a valid and binding obligation of and is legally enforceable in accordance with its terms against Acquiror or any Acquiror Subsidiary, as applicable, and, to the knowledge of Acquiror, (i) the Acquiror Contracts are valid, binding and enforceable obligations of the other parties thereto, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally or subject to the effects of general equitable principles (whether considered in a proceeding in equity or at law); (ii) Acquiror and/or each Acquiror Subsidiary, as the case may be, has complied with all of the provisions of such Acquiror Contracts and is not in default thereunder, and there has not occurred any event which (whether with or without notice, lapse of time, or the happening or occurrence of any other event) would constitute such a default, and the execution of this Merger Agreement by Acquiror and its performance hereunder will not cause, or result in, a breach or default under any Acquiror Contract; (iii) there has not been (A) any failure by Acquiror or any Acquiror Subsidiary or, to the knowledge of Acquiror or any Acquiror Subsidiary, any other party to any such Acquiror Contract to comply with all material provisions thereof, (B) any default by Acquiror or any Acquiror Subsidiary or, to the knowledge of Acquiror or any Acquiror Subsidiary, any other party thereunder or (C) to the knowledge of Acquiror (1) any cancellation thereof in writing which has not been cured or (2) any outstanding dispute thereunder which has not been cured.

      (c)  Neither Acquiror nor any Acquiror Subsidiary is a guarantor or otherwise liable for any liability or obligation (including Indebtedness) of any Person other than a wholly owned subsidiary of Acquiror.

      (d)  No officer, director or significant stockholder of Acquiror or any Acquiror Subsidiary, or affiliate of such officer, director or significant stockholder, is currently a party to any transaction, understanding or commitment with Acquiror or any Acquiror Subsidiary, including, without limitation, any Agreement providing for the employment of, furnishing of services by, rental of Assets from or to, requiring payments on a change of control of Acquiror or otherwise requiring payments to, any such officer, director, significant stockholder or affiliate, except for the payment of benefits to officers or directors in the Ordinary Course of Business.

      (e)  Neither Acquiror nor any Acquiror Subsidiary is a party to any contract with the United States government or to any other material Government Contract.

SECTION 4.13.  Taxes.

      Except as would not be reasonably expected to have an Acquiror Material Adverse Effect:

      (a)  All Acquiror Tax Returns required to be filed with any Taxing authority by, or with respect to, Acquiror and the Acquiror Subsidiaries have been filed in substantial compliance with all applicable laws.

      (b)  Acquiror and the Acquiror Subsidiaries have timely paid all Taxes shown as due and payable on the Acquiror Tax Returns that have been so filed and all other Taxes not subject to reporting obligations, and, as of the time of filing, the Acquiror Tax Returns were complete and correct (other than Taxes that are being contested in good faith and for which adequate reserves are reflected on the Acquiror Balance Sheet in accordance with GAAP).

      (c)  Acquiror and the Acquiror Subsidiaries have made adequate provision in accordance with GAAP for all Taxes payable by them for which no Acquiror Tax Return has yet been filed.

      (d)  Acquiror and the Acquiror Subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

      (e)  Acquiror has not received written notice of any action, suit, proceeding, audit or claim now proposed or pending against or with respect to Acquiror or any Acquiror Subsidiary in respect of any Tax that would have an Acquiror Material Adverse Effect.

      (f)  Neither Acquiror nor any Acquiror Subsidiary has been a member of an affiliated, consolidated, combined or unitary group other than one of which Acquiror was the common parent.

      (g)  Neither Acquiror nor any of the Acquiror Subsidiaries holds any asset subject to a consent under Section 341(f) of the Code.

      (h)  The federal income Tax Returns have been examined and settled with the IRS (or the applicable statute of limitations for the assessment of federal income Taxes for such periods have expired) for all years through 1996. The parties acknowledge that certain net operating loss carry overs generated prior to 1997 may be unavailable in either 1997 or in subsequent years.

      (i)  There are no material Encumbrances for Taxes on any of the assets of Acquiror or any Acquiror Subsidiary.

      (j)  Neither Acquiror nor any Acquiror Subsidiary is a party to any tax allocation, tax sharing, tax indemnity or similar agreement (whether or not in writing), arrangement or practice with respect to Taxes (including any adverse pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority), except among themselves.

SECTION 4.14.  Employee Benefits.

      (a)  Schedule 4.14(a) of the Acquiror Disclosure Schedule sets forth a complete and correct list identifying each material “employee benefit plan,” as defined in Section 3(3) of the ERISA, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) that is maintained, administered or contributed to by Acquiror or any ERISA Affiliate and covers any employee, former employee, officer, director or other service provider of Acquiror or any Acquiror Subsidiary. Copies of such plans (and, if applicable, related trust agreements) and all amendments thereto and written interpretations thereof have been furnished to the Company together with the most recent annual report (Form 5500 including all applicable schedules thereto) and summary plan description prepared in connection with any such plan. Such plans are referred to collectively herein as the “Acquiror Benefit Plans.”

      (b)  No Acquiror Benefit Plan constitutes a Multiemployer Plan or a Retirement Plan, including any terminated Acquiror Benefit Plans. Neither Acquiror nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA. Nothing has been done or omitted to be done and no transaction or holding of any asset under or in connection with any Acquiror Benefit Plan has occurred that will make Acquiror or any Acquiror Subsidiary, or any officer or director of Acquiror or any Acquiror Subsidiary, subject to any liability under Title I of ERISA or liable for any tax pursuant to Section 4975 of the Code (assuming the taxable period of any such transaction expired as of the date hereof) that would be reasonably likely to have an Acquiror Material Adverse Effect.

      (c)  Each Acquiror Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code. Acquiror has furnished to the Company copies of the most recent Internal Revenue Service determination letters, if any, with respect to each such Acquiror Benefit Plan. Each Acquiror Benefit Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Acquiror Benefit Plan except for any compliance failures that are not reasonably likely to have an Acquiror Material Adverse Effect.

      (d)  There is no contract, agreement, plan or arrangement that, as a result of the Merger, would obligate Acquiror to make any payment of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code.

      (e)  There has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any Acquiror Benefit Plan that would increase the expense of maintaining such Acquiror Benefit Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2000 except for any increase that is not reasonably likely to have an Acquiror Material Adverse Effect.

      (f)  Neither Acquiror nor any ERISA Affiliate has any liability under any Acquiror Benefit Plan that is not a Retirement Plan that provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by Section 4980B of the Code or Section 601 (et seq.) of ERISA, or under any applicable state law, and at the expense of the participant or the beneficiary of the participant. No Acquiror Benefit Plan is a VEBA or an ESOP.

      (g)  Acquiror and the Acquiror Subsidiaries have not received notice of any pending unfair labor practice charges, contract grievances under any collective bargaining agreement, other administrative charges, claims, grievances or lawsuits before any court, governmental agency, regulatory body, or arbiter arising under any Law governing any Acquiror Benefit Plan, and, to Acquiror’s knowledge, there exist no facts that could give rise to such a claim.

      (h)  There are no arrangements, agreements or plans pursuant to which cash and non-cash payments will become payable to any current or former employee, officer or director of Acquiror or any Acquiror Subsidiary as a result of the Merger or a termination of service subsequent to the consummation of the Merger. There is no Acquiror Benefit Plan requiring payments, cancellation of Indebtedness or other obligation to be made on a change of control or otherwise as a result of the consummation of any of the transactions contemplated by this Merger Agreement or as a result of a termination of service subsequent to the consummation of any of the transactions contemplated by this Merger Agreement, with respect to any current or former employee, officer or director of Acquiror or any Acquiror Subsidiary.

SECTION 4.15.  Compliance with Laws; Licenses, Permits and Registrations.

      (a)  Neither Acquiror nor any Acquiror Subsidiary is in violation of, or has violated, any applicable provisions of any laws, statutes, ordinances, regulations, judgments, injunctions, orders or consent decrees, except for any such violations that, individually or in the aggregate, would not be reasonably likely to have an Acquiror Material Adverse Effect.

      (b)  Each of Acquiror and the Acquiror Subsidiaries has all permits, licenses, approvals, authorizations of and registrations with and under all federal, state, local and foreign laws, and from all Governmental Entities required by Acquiror and the Acquiror Subsidiaries to carry on their respective businesses as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations, individually or in the aggregate, would not be reasonably likely to have an Acquiror Material Adverse Effect.

      (c)  Schedule 4.15 of the Acquiror Disclosure Schedule contains a true and complete list of all material licenses, permits, and authorizations (“FCC Licenses”) issued to Acquiror or the Acquiror Subsidiaries by the FCC, including, with respect to Licenses held by Motient Services Inc. only, the frequencies authorized for and the issuance and expiration dates of each such FCC License. No such FCC License is subject to any restriction or condition which would limit in any material respect the full operation of the business of Acquiror and the Acquiror Subsidiaries as now operated, and no proceeding, inquiry, investigation or other administrative action is pending or, to Acquiror’s knowledge, threatened by or before the FCC that would reasonably be expected to result in the revocation of any material FCC authorization or otherwise impair in any material respect the full operation of the business of Acquiror and the Acquiror Subsidiaries. The representations contained in this Section 4.15(c) and (d) are limited by the statements set forth in the section of Acquiror’s most recent SEC Form 10-K entitled “Business — Regulation” filed with the Securities and Exchange Commission on April 2, 2001 (“Regulatory Disclosure”). The statements contained in the Regulatory Disclosure fully and accurately describe, with respect to the business of Acquiror and its Subsidiaries, the material legal matters and proceedings arising under the Communications Act of 1934, as amended, and the published rules, regulations and policies promulgated thereunder by the FCC.

      (d)  The FCC Licenses are in good standing, are in full force and effect in all material respects and are not materially impaired by any act or omission of Acquiror, the Acquiror Subsidiaries, or any of their officers, directors, or employees. All material reports, forms, and statements required to be filed with the FCC with respect to the business of Acquiror and the Acquiror Subsidiaries have been filed and are complete and accurate in all material respects.

SECTION 4.16.  Title to Properties.

      (a)  Acquiror and each Acquiror Subsidiary have good and marketable title to, or valid leasehold interests in, all their properties and assets except for such as are no longer used or useful in the conduct of their businesses or as have been disposed of in the Ordinary Course of Business and except for defects in title, easements, restrictive covenants and similar Liens, encumbrances or impediments that, in the aggregate, do not materially interfere with the ability of Acquiror and the Acquiror Subsidiaries to conduct their business, taken as a whole, as currently conducted. All such assets and properties, other than assets and properties in which Acquiror or any Acquiror Subsidiary has leasehold interests, are free and clear of all Liens.

      (b)  Acquiror and each Acquiror Subsidiary are in compliance with the terms of all leases to which they are a party and under which they are in occupancy, and all such leases are in full force and effect and Acquiror and each Acquiror Subsidiary enjoy peaceful and undisturbed possession under all such leases.

SECTION 4.17.  Intellectual Property.

      (a)  “Acquiror Intellectual Property” means Intellectual Property necessary or useful to carry on the business of Acquiror and the Acquiror Subsidiaries, taken as a whole, as currently conducted. Schedule 4.17(a) of the Acquiror Disclosure Schedule sets forth a complete and correct list of the Acquiror Intellectual Property which is not readily obtainable on the open market for such Intellectual Property at market prices and is materially necessary for the operation of Acquiror and the Acquiror Subsidiaries in the Ordinary Course of Business.

      (b)  Acquiror and the Acquiror Subsidiaries have good and valid title to or have a valid and enforceable license to use the Acquiror Intellectual Property free and clear of all Encumbrances.

      (c)  The operation of the business of Acquiror and each Acquiror Subsidiary as currently conducted does not, and will not, infringe on any Intellectual Property rights of others, violate any right of any Person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction in any material respect. Neither Acquiror nor any Acquiror Subsidiary has received any written notice of infringement, misappropriation, or violation of or challenge to, and there are no claims pending or, to Acquiror’s knowledge, threatened with respect to the rights of others to the use of, any Acquiror Intellectual Property that, in any such case, individually or in the aggregate, would be reasonably likely to have an Acquiror Material Adverse Effect. The Acquiror Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge.

      (d)  To the best of Acquiror’s knowledge, no third party is infringing upon any of the Acquiror Intellectual Property, and Acquiror has not notified any third party that it believes such third party is interfering with, infringing, or misappropriating any of the Acquiror Intellectual Property or engaging in any act of unfair competition. Acquiror has the right to bring an action for the infringement of all of the Acquiror Intellectual Property.

      (e)  All necessary registration, maintenance, and renewal fees in connection with Acquiror Intellectual Property that is registered and owned by Acquiror or any Acquiror Subsidiary have been filed with relevant patent, copyright, trademark or other authorities in the United States and any other country for the purposes of maintaining such Acquiror Intellectual Property. In each case where Acquiror or any Acquiror Subsidiary has acquired any Intellectual Property from any person, Acquiror or the Acquiror Subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights acquired in such Intellectual Property to Acquiror or Acquiror Subsidiary, as applicable.

      (f)  Acquiror and each Acquiror Subsidiary have taken all commercially reasonable steps that are required to protect Acquiror and each Acquiror Subsidiary’s rights in confidential information and trade secrets of Acquiror and each Acquiror Subsidiary or provided by any other Person to Acquiror or any Acquiror Subsidiary. Without limiting the foregoing, Acquiror and each Acquiror Subsidiary have and enforce a policy requiring each employee, director, consultant and contractor to execute a confidentiality and non-disclosure agreement substantially in the form previously provided to the Company, and each present and former employee, director, consultant and contractor has executed such an agreement.

      (g)  Neither this Merger Agreement nor the transactions contemplated by this Merger Agreement will result in (i) Acquiror granting to any third party any right to any Intellectual Property right owned by, or licensed to, Acquiror, (ii) Acquiror being bound by, or subject to, any non-compete or other restriction on the operation or scope of Acquiror’s business, or (iii) Acquiror being obligated to pay any royalties or other amounts to any third party in excess of those payable by Acquiror prior to the Closing. Neither Acquiror nor any Acquiror Subsidiary will be, as a result of the execution and delivery of this Merger Agreement or the performance of its obligations hereunder, in breach of any license, sublicense or other Agreement relating to the Acquiror Intellectual Property.

      (h)  Schedule 4.17(h) of the Acquiror Disclosure Schedule sets forth a list of all material contracts, licenses, and Agreements relating to the Acquiror Intellectual Property which is not readily obtainable on the open market for such Intellectual Property at market prices and is materially necessary for the operation of Acquiror and the Acquiror Subsidiaries in the Ordinary Course of Business to which Acquiror or any Acquiror Subsidiary is a party or to which Acquiror or any Acquiror Subsidiary is bound. Neither Acquiror nor any Acquiror Subsidiary is in breach and neither Acquiror nor any Acquiror Subsidiary has failed to perform under any of the foregoing contracts, licenses or Agreements and, to Acquiror’s knowledge, no other party to any such contract, license, or Agreement is in breach thereof or has failed to perform thereunder and, to Acquiror’s knowledge, there are not threatened disputes or disagreements with respect to such contracts, licenses, or Agreements. No person who has licensed Intellectual Property to Acquiror or any Acquiror Subsidiary has ownership rights or license rights to improvements made by Acquiror or any Acquiror Subsidiary in such Intellectual Property.

      (i)  No person other than Acquiror or the Acquiror Subsidiaries has any right or interest of an kind or nature in or with respect to Acquiror Intellectual Property that is owned by Acquiror or the Acquiror Subsidiaries or any portion thereof or any rights to sell, license, lease, transfer, use or otherwise exploit such Acquiror Intellectual Property or any portion thereof.

      (j)  Schedule 4.17(j) of the Acquiror Disclosure Schedule sets forth a complete and correct list of (i) all Persons other than Acquiror or the Acquiror Subsidiaries who have been provided with source code or have claimed a right to be provided with any source code for any Acquiror Intellectual Property that is owned by Acquiror or the Acquiror Subsidiaries which is not readily available on the open market at market prices and is materially necessary for the operation of Acquiror and the Acquiror Subsidiaries in the Ordinary Course of Business (the “Acquiror Owned Software”), and (ii) all source code escrow agreements relating to any of the Acquiror Owned Software. No Person other than Acquiror and the Acquiror Subsidiaries is in possession of, or has or has had access to, or has made any demand for access to any source code for Acquiror Owned Software.

SECTION 4.18.  Environmental Matters.

      Except as would not be reasonably expected to have an Acquiror Material Adverse Effect:

      (a)  Acquiror and each Acquiror Subsidiary have complied and are in compliance with, and the Acquiror Real Property and all improvements thereon are in compliance with, all Environmental Laws.

      (b)  Neither Acquiror nor any Acquiror Subsidiary has any liability, known or unknown, contingent or absolute, under any Environmental Law, nor is Acquiror or any Acquiror Subsidiary responsible for any such liability of any other person under any Environmental Law, whether by contract, by operation of law or otherwise. There are no pending or, to the knowledge of Acquiror, threatened Environmental Claims, and neither Acquiror nor any Acquiror Subsidiary has received any notice of any Environmental Claim from any governmental authority or any other person or entity or knows or is aware of any fact(s) which might reasonably form the basis for any such Environmental Claim.

      (c)  Acquiror and the Acquiror Subsidiaries have been duly issued, and currently have and will maintain through the Closing Date, all Environmental Permits necessary to operate the business or Assets of Acquiror as currently operated. A complete and correct list of all such Environmental Permits, all of which are valid and in full force and effect, is set forth in Schedule 4.18(c) of the Acquiror Disclosure Schedule. Acquiror and the Acquiror Subsidiaries have timely filed applications for all Environmental Permits. All of the Environmental Permits set forth in Schedule 4.18(c) of the Acquiror Disclosure Schedule are transferable and none require consent, notification, or other action to remain in full force and effect following consummation of the transactions contemplated hereby.

      (d)  The Acquiror Real Property contains no underground improvements, including but not limited to treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Hazardous Materials, and no portion of the Acquiror Real Property is or has been used as a dump or landfill or consists of or contains filled in land or wetlands. With respect to any real property formerly owned, operated, or leased by Acquiror or the Acquiror Subsidiaries, during the period of such ownership, operation or tenancy, no portion of such property was used as a dump or landfill, and Acquiror is not aware of any such use at any time prior to its ownership, operation, or tenancy of such real property. Neither PCBs nor asbestos-containing materials are present on or in the Acquiror Real Property or the improvements thereon. There has been no Release of Hazardous Materials at, on, under, or from the real property currently owned, used or operated by Acquiror or any Acquiror Subsidiary, nor was there such a Release at any real property formerly owned, operated or leased by Acquiror during the period of such ownership, operation, or tenancy, such that Acquiror is or could be liable for Remediation with respect to such Hazardous Materials.

      (e)  Acquiror has furnished to the Company copies of all environmental assessments, reports, audits and other documents in its possession or under its control that relate to the Acquiror Real Property, or Acquiror or any Acquiror Subsidiary’s compliance with Environmental Laws, or any other real property that Acquiror or the Acquiror Subsidiaries formerly owned, operated, or leased. Any information Acquiror or the Acquiror Subsidiaries has furnished to the Company concerning the environmental conditions of the Acquiror Real Property, prior uses of the Acquiror Real Property, and the operations of Acquiror or the Acquiror Subsidiaries related to compliance with Environmental Laws is accurate and complete.

      (f)  No Acquiror Real Property, and no property to which Hazardous Materials originating on or from such properties or the businesses or Assets of Acquiror or any Acquiror Subsidiary has been sent for treatment or disposal, is listed or proposed to be listed on the National Priorities List or CERCLIS or on any other governmental database or list of properties that may or do require Remediation under Environmental Laws.

      (g)  No Encumbrance in favor of any person relating to or in connection with any Environmental Claim has been filed or has attached to the Acquiror Real Property.

      (h)  No authorization, notification, recording, filing, consent, waiting period, Remediation, or approval with respect to Acquiror or any Acquiror Subsidiary is required under any Environmental Law in order to consummate the transaction contemplated hereby.

SECTION 4.19.  Finders’ Fees; Opinions of Financial Advisor.

      (a)  Except for J.P. Morgan Securities Inc. there is no investment banker, broker, finder or other intermediary that has been retained by, or is authorized to act on behalf of, Acquiror or any Acquiror Subsidiary who might be entitled to any fee or commission from Acquiror or any of its affiliates upon consummation of the transactions contemplated by this Merger Agreement.

      (b)  Acquiror has received the opinion of J.P. Morgan Securities Inc., dated as of the date hereof, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to Acquiror.

SECTION 4.20.  Required Vote; Board Approval.

      (a)  The only vote of the holders of any class or series of capital stock of Acquiror required by law, rule or regulation is (i) the affirmative vote of the holders of a majority of the outstanding shares of Acquiror Common Stock to approve the Restated Charter and (ii) the affirmative vote of the holders of a majority of the Acquiror Common Stock present in person or represented by proxy at the Acquiror Stockholders Meeting and entitled to vote to approve the Required Acquiror Stockholders Consent (the “Acquiror Stockholder Approval”).

      (b)  Acquiror’s Board of Directors has unanimously (i) determined that this Merger Agreement and the transactions contemplated hereby are advisable and in the best interests of Acquiror and the Acquiror Stockholders, (ii) approved and declared advisable this Merger Agreement and the transactions contemplated hereby, (iii) approved and declared advisable the Restated Charter and (iv) resolved to recommend to such stockholders that they vote in favor of (A) adopting and approving the Restated Charter, and (B) the Required Acquiror Stockholders Consent.

      (c)  The only vote of the holders of any class or series of capital stock of Merger Sub required by law, rule or regulation is the affirmative vote of the Merger Sub Stockholder to approve this Merger Agreement and/or any of the other transactions contemplated hereby (the “Merger Sub Stockholder Approval”).

      (d)  Merger Sub’s Board of Directors has unanimously (i) determined that this Merger Agreement and the transactions contemplated hereby are advisable and in the best interests of Merger Sub and the Merger Sub Stockholder, (ii) approved and declared advisable this Merger Agreement and the transactions contemplated hereby, and (iii) recommended to such stockholder that it vote in favor of adopting and approving this Merger Agreement in accordance with the terms hereof, and such stockholder has so adopted and approved this Merger Agreement.

SECTION 4.21.  Insurance.

      Acquiror maintains fire and casualty, general liability, business interruption, product liability, professional liability and sprinkler and water damage insurance policies with reputable insurance carriers, which provide full and adequate coverage for all normal risks incident to the business of Acquiror and Acquiror Subsidiaries and their respective properties and assets and are in character and amount similar to that carried by entities engaged in similar business and subject to the same or similar perils or hazards. None of the insurance policies maintained by Acquiror are “claims made” policies.

SECTION 4.22.  State Takeover Statutes.

      Acquiror has taken all actions required to be taken by it (a) in order to approve the execution of the Acquiror Voting Agreement for purposes of Section 203(a) of Delaware Law and (b) so that the restrictions on “business combination” contained in Section 203 of Delaware Law do not apply to this Merger Agreement, the Merger, the Acquiror Voting Agreement or any of the transactions contemplated by any of the foregoing. No other “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal laws in the United States apply to this Merger Agreement or any of the transactions contemplated hereby.

SECTION 4.23.  Certain Agreements.

      None of Acquiror, any Acquiror Subsidiary or any of their respective affiliates are parties to or otherwise bound by any Agreement or arrangement that limits or otherwise restricts, in any material respect, Acquiror, any Acquiror Subsidiary or any of their respective affiliates from engaging or competing in any line of business or in any locations.

SECTION 4.24.  Customers, Distributors and Suppliers.

      Schedule 4.24 of the Acquiror Disclosure Schedule sets forth a complete and correct list of the names of each (a) customer, distributor, and other agent and representative to whom Acquiror and/or the Acquiror Subsidiaries made sales in excess of $1,000,000 during the most recently complete fiscal year, showing the approximate total sales in dollars by Acquiror and/or the Acquiror Subsidiaries to each such Person during such period, (b) supplier from whom Acquiror and/or the Acquiror Subsidiaries purchased more than $1,000,000 of supplies during the most recently completed fiscal year, showing the approximate total purchases in dollars from each such Person during such period, and (c) customer, distributor, and other agent and representative and supplier with whom Acquiror and/or the Acquiror Subsidiaries have a dispute as of the date hereof with respect to payables or receivables in excess of $250,000 for any such dispute, with a description of the dispute.

SECTION 4.25.  Indebtedness.

      As of the date of this Merger Agreement, neither Acquiror nor any Acquiror Subsidiary has any Indebtedness.

SECTION 4.26.  XM Satellite Radio Holdings, Inc.; Mobile Satellite Ventures LLC; Merger Sub.

      (a)  To the knowledge of Acquiror, XM Satellite Radio Holdings, Inc. (“XM”) has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since January 1, 2000 (collectively, the “XM SEC Documents”).

      (b)  To the knowledge of Acquiror, as of its filing date, each XM SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be.

      (c)  To the knowledge of Acquiror, (i) no XM SEC Document filed pursuant to the Exchange Act contained, as of its filing date, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (ii) no XM SEC Document, as amended or supplemented, if applicable, filed pursuant to the Securities Act contained, as of the date such document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

      (d)  All agreements to which (i) Acquiror and (ii)(A) XM and/or (B) other stockholders of XM (to the extent that the same related to XM) or (i) Acquiror and (ii)(A) Mobile Satellite Ventures LLC and/or (B) other members of Mobile Satellite Ventures LLC (to the extent that the same related to Mobile Satellite Ventures LLC) are parties are set forth in Schedule 4.26 of the Acquiror Disclosure Schedule, copies of which agreements have been previously provided to the Company.

      (e)  Without regard to the Acquiror Disclosure Schedule, as of the date hereof, Acquiror is the record and beneficial owner of 14,757,262 shares of capital stock of XM consisting of (i) 852,243 shares of XM Class A Stock and (ii) 13,905,019 shares of XM Class B Stock and Acquiror does not have, directly or indirectly, any other option, right or interest to acquire any additional shares of XM Class A Common Stock (except through conversion of currently held XM Class B Stock) or XM Class B Stock or the right to acquire any such option, right or interest (all such existing shares, options, rights and interests, collectively, as adjusted pursuant to dispositions and acquisitions permitted pursuant to this Merger Agreement, the “Acquiror XM Stock”), which, to the knowledge of Acquiror, represents as of March 31, 2001 approximately (i) 33.7% of the fully diluted voting percentage of the outstanding capital stock of XM and (ii) 15% of the fully diluted ownership percentage of the outstanding capital stock of XM. As of the date hereof, the shares of Acquiror XM Stock are (A) free and clear of any and all Encumbrances, (B) not subject to any limitations or restrictions, including, without limitation, in respect of the right to vote, lease, lend, exchange, mortgage, pledge, convert, register, transfer, sell or otherwise dispose of such stock or grant any option, right or interest therein (and any other securities into which such stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest, and (C) not subject to any other option, right or interest therein (and any other securities into which such stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest. Except for the contingent transfer of registration rights to the Company pursuant to the Bridge Note Documents, as of the date hereof, Acquiror shall not have transferred any of its registration rights relating to Acquiror XM Stock granted to Acquiror pursuant to the XM Registration Rights Agreement or taken any other action that could interfere with Acquiror’s compliance with its obligations pursuant to Section 6.09.

      (f)  Without regard to the Acquiror Disclosure Schedule, immediately prior to the Effective Time, Acquiror will be the sole record and beneficial owner of at least 9 million shares of XM Class A Stock (“XM Merger Shares”). Without regard to the Acquiror Disclosure Schedule, (i) all XM Merger Shares, as of the Effective Time, will (A) be free and clear of any and all Encumbrances whatsoever, (B) not be subject to any limitations or restrictions, including, without limitation, in respect of the right to vote, lease, lend, exchange, mortgage, pledge, convert, register, transfer, sell or otherwise dispose of such stock or grant any option, right or interest therein (and any other securities into which such stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest, except as expressly contemplated by the XM Stock Documents, as amended in accordance with Section 6.09 hereof, and (C) not be subject to any other option, right or interest therein (and any other securities into which such stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest, except as expressly contemplated by the XM Stock Documents, as amended in accordance with Section 6.09 hereof, and (ii) the Acquiror shall be able to transfer one demand registration right and a pro-rata portion of all its other registration rights relating to Acquiror XM Stock granted to Acquiror pursuant to the XM Registration Rights Agreement, and (iii) Acquiror shall not have taken any other action that could interfere with Acquiror’s compliance with its obligations pursuant to Section 6.09.

      (g)  Acquiror is the sole record and beneficial owner of all of the outstanding capital stock or other securities of Merger Sub. All such securities of Merger Sub, as of immediately prior to the Effective Time and except as expressly contemplated by this Merger Agreement, will (i) be free and clear of any and all Encumbrance whatsoever, (ii) not be subject to any limitations or restrictions, including, without limitation, in respect of the right to vote, lease, lend, exchange, mortgage, pledge, convert, register, transfer, sell or otherwise dispose of such stock or grant any option, right or interest therein (and any other securities into which such stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest and (iii) not be subject to any other option, right or interest therein (and any other securities into which such stock is convertible). Merger Sub has been organized by Acquiror for the specific purpose of entering into this Merger Agreement and consummating the transactions contemplated hereby. Merger Sub does not have, nor has ever had, any operations and has no liabilities or properties and is not a party to any agreement or instrument except for this Merger Agreement.

ARTICLE V

COMPANY AND ACQUIROR COVENANTS

SECTION 5.01.  Conduct of Business of the Company.

      The Company hereby covenants and agrees that, from the date of this Merger Agreement until the Effective Time, the Company, unless otherwise expressly contemplated by this Merger Agreement or consented to in writing by Acquiror, which consent shall not be unreasonably withheld, will, and will cause the Company Subsidiaries to, carry on its and their respective businesses only in the Ordinary Course of Business, use their respective reasonable best efforts to preserve intact their business organizations and Assets, maintain their rights and franchises, retain the services of their officers and key employees and maintain their relationships with customers, suppliers, licensors, licensees and others having business dealings with them, and use their respective reasonable best efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained. Without limiting the generality of the foregoing, except as otherwise expressly contemplated by this Merger Agreement or as consented to in writing by Acquiror, which consent shall not be unreasonably withheld, from the date of this Merger Agreement until the Effective Time the Company shall not, and shall not permit any Company Subsidiary to:

      (a)  (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, except for increases or bonuses in the Ordinary Course of Business to employees who are not directors or officers; (ii) grant any severance or termination pay to, or enter into any severance Agreement with, any director, officer or employee (other than pursuant to the normal severance practices or existing Agreements of the Company or any Company Subsidiary in effect on the date of this Merger Agreement), or enter into any employment Agreement, change of control Agreements or other similar Agreement or understanding with any director, officer or employee; (iii) establish, adopt, enter into or amend any Plan or Other Arrangement, except as may be required to comply with applicable Law; (iv) pay any material benefits not provided for under any Plan or Other Arrangement; (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Plan or Other Arrangement (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any Plan or Other Arrangement or Agreement or awards made thereunder) to any director, officer or employee, except as required under the Agreements set forth in Schedule 5.01(a)(v) of the Company Disclosure Schedule to employees who are not officers or directors; or (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Agreement, except as required under the Agreements set forth in Schedule 5.01(a)(vi) of the Company Disclosure Schedule; provided, that, with the prior consent of Acquiror (which consent shall not be unreasonably withheld), the Company may (x) agree to pay retention bonuses and (y) issue restricted shares of Company Common Stock and/or Company Stock Options to purchase Company Common Stock for purposes of retaining employees; provided, further, that notwithstanding any other provision contained in this Section 5.01, the Company may issue after the date hereof stock options to purchase Company Common Stock in the Ordinary Course of Business not in excess of an aggregate of 100,000 shares of Company Common Stock underlying such options without the consent of Acquiror;

      (b)  declare, set aside or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, other than dividends or other distributions declared, set aside, paid or made by any

Company Subsidiary to the Company or any wholly owned Company Subsidiary, and except that the Company may pay non-cash dividends required by the terms of the Company Preferred Stock;

      (c)  (i) redeem, purchase or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any securities or obligations convertible into or exchangeable for any shares of capital stock of the Company or any Company Subsidiary, or any options, warrants or conversion or other rights to acquire any shares of capital stock of the Company or any Company Subsidiary or any such securities or obligations, or any other securities thereof; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

      (d)  except (i) upon the exercise of the Company Stock Options in accordance with their terms, (ii) for the issuance of options to purchase Company Common Stock to the extent permitted under clause (a) above, and (iii) for the payments of non-cash dividends required by the terms of the Company Preferred Stock, issue, deliver, award, grant or sell, or authorize the issuance, delivery, award, grant or sale (including the grant of any limitations in voting rights or other Encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares, or amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof;

      (e)  except as contemplated by Agreements set forth in Schedule 5.01(e) of the Company Disclosure Schedule, acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the Assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any Assets of any other Person (other than in the Ordinary Course of Business) and other than assets received in respect of the transfer or other disposition of assets or debt, equity or other investments or interests in any Portfolio Company as permitted by clause (f) below;

      (f)  sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Encumbrance or dispose of (collectively, “Dispositions”), or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Encumbrance or dispose of, any of its Assets (other than cash expenditures permitted by clause (i) or (j) below), except for (i) Dispositions of immaterial assets for not in excess of $500,000 in aggregate consideration, (ii) other than any Dispositions of investments in Portfolio Companies permitted under clause (iii) below, sales of items of a nature reflected on the Company Balance Sheet as cash equivalents or short term investments for fair market value (as determined in the Company’s good faith judgment) in exchange for cash, cash equivalents or other short-term investments, and (iii) Dispositions of investments in, capital stock of, securities of or loans to, the Portfolio Companies for not in excess of $500,000 in aggregate consideration;

      (g)  adopt any amendments to its articles or certificate of incorporation, bylaws or other comparable charter or organizational documents;

      (h)  make or rescind any material election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or elect to change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2000, except in either case as may be required by Law, the IRS or GAAP;

      (i)  make or agree to make any new capital expenditure or expenditures which are not included in the Company’s 2001 capital budget, a copy of which was furnished to Acquiror, and which expenditures are, individually, in excess of $50,000 or, in the aggregate, in excess of $500,000;

      (j)  (i) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person (other than the Company or any wholly owned Company Subsidiary), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary (other than indebtedness, securities or warrants or rights issued to the Company or a wholly owned Company Subsidiary), guarantee any debt securities of another Person (other than the Company or any wholly owned

Company Subsidiary), enter into any “keep well” or other Agreement to maintain any financial statement condition of another Person (other than the Company or any wholly owned Company Subsidiary) or enter into any Agreement having the economic effect of any of the foregoing, except, in each case, (A) for short-term borrowings incurred in the Ordinary Course of Business, and (B) for installments of funds provided by the corporation specified in Schedule 5.01(k) of the Company Disclosure Schedule to the Company pursuant to the Company’s financing arrangements with such corporation as in effect on the date hereof, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than (A) intragroup loans, advances, capital contributions or investments between or among the Company and (1) Rare Medium, Inc., Friedland Jacobs Communications, Inc. and Live Market, Inc. (provided, that, the Company shall give timely notice and a description of the use of proceeds (other than to satisfy lease obligations in the Ordinary Course of Business) with respect to any loans, advances, capital contributions in or investments in Live Market, Inc. which shall not exceed $1,000,000 in the aggregate) and (2) its other wholly-owned Company Subsidiaries to the extent necessary to satisfy outstanding rent obligations, (B) loans to employees in the Ordinary Course of Business, (C) the extension of credit to customers of the Company or any Company Subsidiary in the Ordinary Course of Business and (D) except for the transactions contemplated by the Bridge Note Documents; provided, that, the Company or any Company Subsidiaries may make capital investments or expenditures in, or capital contributions or loans to, the Portfolio Companies which in the aggregate do not exceed $500,000 from the date hereof until the Effective Time (which $500,000 shall not include any forgiveness of loans made by the Company or the Company Subsidiaries to any Portfolio Companies, which loans are listed in Schedule 5.01(j) of the Company Disclosure Schedule);

      (k)  pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute or contingent, matured or unmatured, known or unknown), other than the payment, discharge or satisfaction in the Ordinary Course of Business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent financial statement or incurred in the Ordinary Course of Business, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar Agreements to which the Company or any Company Subsidiary is a party;

      (l)  other than in the Ordinary Course of Business, pay, discharge, settle or satisfy any dispute with a customer or agree to reduce the amount owed by a customer or accept something in lieu of full payment owed by a customer, in each case involving an amount in dispute of more than $250,000 or more than $250,000 in payments, commitments or liabilities being reduced; provided, that, for purposes of this paragraph (l) only, Ordinary Course of Business shall not include any transactions, settlements or other arrangements (A) between the Company or any Company Subsidiary and their respective affiliates or any Portfolio Company with respect to payments for services rendered and (B) in which the Company or any Company Subsidiary accepts equity securities of the customer in lieu of any payments, commitments or liabilities;

      (m)  delay or postpone the payments of any accounts payable and other liabilities or amounts owed by the Company to third parties other than in accordance with their terms, except for delays or postponements in good faith due to bona fide disputes and except for delays or postponements which would not reasonably be expected to have a Company Material Adverse Effect or, following the Effective Time, an Acquiror Material Adverse Effect;

      (n)  forgive any loans owed to the Company, except for the forgiveness of the loans made by the Company or the Company Subsidiaries to any Portfolio Companies, which loans are listed in Schedule 5.01(j) of the Company Disclosure Schedule;

      (o)  enter into any Agreement which involves payments by the Company or any Company Subsidiary in excess of $500,000 in any twelve (12) month period;

      (p)  except in the Ordinary Course of Business, waive, release or assign any rights or claims, or modify, amend or terminate any Agreement to which the Company or any Company Subsidiary is a party;

      (q)  make any change in any method of accounting or accounting practice or policy other than those required by GAAP or a Governmental Entity;

      (r)  except as permitted by Section 5.05 hereof, take any action to exempt or make any Person or action (other than the Company) not subject to the provisions of Section 203 of Delaware Law or any other potentially applicable anti-takeover or similar statute or regulation;

      (s)  permit the conversion of any Company Preferred Stock into Company Common Stock or permit the exercise of any Company Warrant; or

      (t)  authorize, or commit or agree to do any of the foregoing.

SECTION 5.02.  Conduct of Business of Acquiror.

      Acquiror hereby covenants and agrees that, from the date of this Merger Agreement until the Effective Time, Acquiror, except for obligations under Agreements in existence on the date of this Merger Agreement with respect to Mobile Satellite Ventures LLC and except for the Proposed Satellite Restructuring, unless otherwise expressly contemplated by this Merger Agreement or consented to in writing by the Company, which consent shall not be unreasonably withheld, will, and will cause the Acquiror Subsidiaries to, carry on its and their respective businesses only in the Ordinary Course of Business, use their respective reasonable best efforts to preserve intact their business organizations and Assets, maintain their rights and franchises, retain the services of their officers and key employees and maintain their relationships with customers, suppliers, licensors, licensees and others having business dealings with them, and use their respective reasonable best efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained. Without limiting the generality of the foregoing, but subject to the exception for matters relating to Mobile Satellite Ventures LLC set forth in the immediately preceding sentence and except for the Proposed Satellite Restructuring, except as otherwise expressly contemplated by this Merger Agreement or as consented to in writing by the Company, which consent shall not be unreasonably withheld, from the date of this Merger Agreement until the Effective Time Acquiror shall not, and shall not permit any Acquiror Subsidiary to:

      (a)  (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, except for increases or bonuses in the Ordinary Course of Business to employees who are not directors or officers; (ii) grant any severance or termination pay to, or enter into any severance Agreement with, any director, officer or employee (other than pursuant to the normal severance practices or existing Agreements of Acquiror or any Acquiror Subsidiary in effect on the date of this Merger Agreement), or enter into any employment Agreement, change of control Agreements or other similar Agreements or understanding with any director, officer or employee; (iii) establish, adopt, enter into or amend any Plan or Other Arrangement, except as may be required to comply with applicable Law; (iv) pay any material benefits not provided for under any Plan or Other Arrangement; (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Plan or Other Arrangement (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any Plan or Other Arrangement or Agreement or awards made thereunder) to any director, officer or employee, except as required under the Agreements set forth in Schedule 5.02(a)(v) of the Acquiror Disclosure Schedule to employees who are not officers or directors, or (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Agreement, except as required under the Agreements set forth in Schedule 5.02(a)(vi) of the Acquiror Disclosure Schedule; provided, that, with the prior consent of Company (which consent shall not be unreasonably withheld), Acquiror may (x) agree to pay retention bonuses and (y) issue restricted shares of Acquiror Common Stock and/or Acquiror Stock Options to purchase Acquiror Common Stock for purposes of retaining employees; provided, further, that notwithstanding any other provision contained in this Section 5.02, Acquiror may issue after the date hereof stock options to purchase Acquiror Common Stock in the Ordinary Course of Business not in excess of an aggregate of 100,000 shares of Acquiror Common Stock underlying such options without the consent of the Company;

      (b)  declare, set aside or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock other than dividends or other distributions declared, set aside, paid or made by any Acquiror Subsidiary to Acquiror or any wholly owned Acquiror Subsidiary;

      (c)  (i) redeem, purchase or otherwise acquire any shares of capital stock of Acquiror or any Acquiror Subsidiary or any securities or obligations convertible into or exchangeable for any shares of capital stock of Acquiror or any Acquiror Subsidiary, or any options, warrants or conversion or other rights to acquire any shares of capital stock of Acquiror or any Acquiror Subsidiary or any such securities or obligations, or any other securities thereof; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

      (d)  except (i) upon the exercise of Acquiror Stock Options or Acquiror Pre-Merger Warrants in accordance with their terms, and (ii) the issuance of options to purchase Acquiror Common Stock to the extent permitted under clause (a) above, issue, deliver, award, grant or sell, or authorize the issuance, delivery, award, grant or sale (including the grant of any limitations in voting rights or other Encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares, or amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof;

      (e)  except as contemplated by Agreements set forth in Schedule 5.02(e) of the Acquiror Disclosure Schedule, acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the Assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any Assets of any other Person (other than the purchase of assets from suppliers or vendors in the Ordinary Course of Business);

      (f)  (i) sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Encumbrance or dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise subject to any Encumbrance or dispose of, any of its Assets or any shares of its capital stock or any Acquiror XM Stock or any security or other right that represents the right to acquire or receive, directly or indirectly, any capital stock of Acquiror or XM, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any capital stock of Acquiror or XM, whether any such transaction described in (i) or (ii) above is to be settled by delivery of capital stock or such other securities or other rights, in cash or otherwise, and in the case of (i) and (ii), except for (x) Dispositions of immaterial assets not in excess of $500,000 in the aggregate and (y) sales of items of a nature reflected on the Acquiror Balance Sheet as cash equivalents or short term investments for fair market value (as determined in Acquiror’s good faith judgment) in exchange for cash, cash equivalents or other short term investments; provided, that, notwithstanding any other provision contained in this Section 5.02, without the consent of the Company, Acquiror shall be permitted to sell (i) up to one (1) million shares of Acquiror XM Stock, or (ii) if the Second Closing (as defined in the Bridge Note Agreement) shall not have occurred for any reason, up to an additional two (2) million shares of Acquiror XM Stock; provided that Acquiror shall not be permitted to sell any of the additional two (2) million shares of Acquiror XM Stock contemplated in clause (ii) above until after July 1, 2001 and if all of the conditions set forth in Section 6.10 hereof and Section 3.02(f) of the Bridge Note Agreement are able to be satisfied; provided, further, that Acquiror shall use its reasonable best efforts to cause the conditions set forth in Section 6.10 and Section 3.02(f) of the Bridge Note Agreement to be satisfied; provided, further, that prior to the sale of any of the additional two (2) million shares of Acquiror XM Stock as contemplated by (ii) above, Acquiror shall deliver to the Company a certificate of its chief financial officer stating that the proceeds to be received by Acquiror upon the sale of such shares, after giving effect to Acquiror’s then existing liquidity, are reasonably necessary for the business purposes of Acquiror promptly following receipt of such proceeds and containing a schedule setting forth in reasonable detail such intended uses;

      (g)  adopt any amendments to its articles or certificate of incorporation, bylaws or other comparable charter or organizational documents (other than the Restated Charter);

      (h)  make or rescind any material election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or elect to change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ended December 31, 2000, except in either case as may be required by Law, the IRS or GAAP;

      (i)  make or agree to make any new capital expenditure or expenditures which are not included in Acquiror’s 2001 capital budget, a copy of which was furnished to the Company, and which expenditures are, individually, in excess of $50,000 or, in the aggregate, in excess of $500,000;

      (j)  (i) incur any Indebtedness for borrowed money (except for the transactions contemplated by the Bridge Note Documents) or guarantee any such Indebtedness of another Person (other than Acquiror or any wholly owned Acquiror Subsidiary), issue or sell any debt securities or warrants or other rights to acquire any debt securities of Acquiror or any Acquiror Subsidiary (other than indebtedness, securities or warrants or rights issued to Acquiror or a wholly owned Acquiror Subsidiary), guarantee any debt securities of another Person (other than Acquiror or any wholly owned Acquiror Subsidiary), enter into any “keep well” or other Agreement to maintain any financial statement condition of another Person (other than Acquiror or any wholly owned Acquiror Subsidiary) or enter into any Agreement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the Ordinary Course of Business, or (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than intragroup loans, advances, capital contributions or investments between or among Acquiror and any of its wholly owned Acquiror Subsidiaries and other than (x) the extension of credit to customers of Acquiror or any Acquiror Subsidiary in the Ordinary Course of Business, (y) intragroup loans, advances, capital contributions or investments between or among Acquiror and any wholly owned Acquiror Subsidiary and (z) loans to employees in the Ordinary Course of Business;

      (k)  pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute or contingent, matured or unmatured, known or unknown), other than the payment, discharge or satisfaction, in the Ordinary Course of Business or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent financial statement or incurred in the Ordinary Course of Business, or waive any material benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar Agreements to which Acquiror or any Acquiror Subsidiary is a party, or take any action that would adversely affect Acquiror’s ability to repay or redeem the Discrepancy Notes;

      (l)  other than in the Ordinary Course of Business, pay, discharge, settle or satisfy any dispute with a customer or agree to reduce the amount owed by a customer or accept something in lieu of full payment owed by a customer, in each case involving an amount in dispute of more than $250,000 or more than $250,000 in payments, commitments or liabilities being reduced; provided, that, for purposes of this paragraph (l) only, Ordinary Course of Business shall not include any transactions, settlements or other arrangements (A) between Acquiror or any Acquiror Subsidiary and their respective affiliates with respect to payments for services rendered and (B) in which Acquiror or any Acquiror Subsidiary accepts equity securities of the customer in lieu of any payments, commitments or liabilities;

      (m)  forgive any loans owed to Acquiror or any Acquiror Subsidiary;

      (n)  except in the Ordinary Course of Business, waive, release or assign any rights or claims, or modify, amend or terminate any Agreement to which Acquiror or any Acquiror Subsidiary is a party;

      (o)  amend, alter, repeal or otherwise modify, or waive any right or obligation under, any consents, releases, waivers or other instrument obtained from banks and/or guarantors under the Term Credit Agreement or Revolving Credit Agreement which would materially adversely affect Acquiror’s ability to consummate the transaction contemplated by this Merger Agreement, would reasonably be expected to have an Acquiror Material Adverse Effect or would require a repayment of Indebtedness or would adversely affect the economics of the transactions contemplated herein for the Company, the Preferred Stockholders, the New Lenders or the New Guarantors (including, without limitation, through adversely affecting the rights, interest or remedies with respect any documents, instruments, agreements or other arrangements to be entered into by the Preferred Stockholders, the New Lenders or the New Guarantors with Acquiror, any Acquiror Subsidiary or Hughes after giving effect to the Merger);

      (p)  enter into any Agreement which involves payments by Acquiror or any Acquiror Subsidiary in excess of $500,000 in any twelve (12) month period;

      (q)  make any change in any method of accounting or accounting practice or policy other than those required by GAAP or a Governmental Entity;

      (r)  vote in favor of, or otherwise consent to, the amendment, alteration, repeal or other modification of, or waive any right or obligation under, any provision of (i) the Amended and Restated Asset Sale Agreement dated January 8, 2001 between Motient Services Inc. and Mobile Satellite Ventures LLC (the “MSV Asset Sale Agreement”) if such amendment, alteration, repeal or other modification would be reasonably expected to reduce the combined value of the Acquiror’s interests in Mobile Satellite Ventures LLC and Motient Services Inc. or (ii) the Amended and Restated Shareholders Agreement, dated as of August 8, 2000, by and among XM, Acquiror and other parties named therein;

      (s)  except as permitted by Section 5.05 hereof, take any action to exempt or make any Person or action (other than the Company) not subject to the provisions of Section 203 of Delaware Law or any other potentially applicable anti-takeover or similar statute or regulation; or

      (t)  authorize, or commit or agree to do any of the foregoing.

SECTION 5.03.  Other Actions.

      The Company, Merger Sub and Acquiror shall not, and shall not permit any of their respective affiliates to, knowingly take any action that would, or that could reasonably be expected to, result in (a) any of the representations and warranties of such party set forth in this Merger Agreement becoming untrue, (b) the failure of any party hereto to comply with the covenants set forth in this Merger Agreement or (c) any of the conditions to the Merger set forth in Article VII not being satisfied.

SECTION 5.04.  Access and Information.

      (a)  For so long as this Merger Agreement is in effect, the Company shall, and shall cause each Company Subsidiary to, (i) afford to Acquiror and its officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours, subject to reasonable advance notice, to all of their respective properties, Agreements, books, records and personnel and (ii) furnish promptly to Acquiror all other information concerning their respective businesses, operations, prospects, conditions (financial or otherwise), Assets, liabilities and personnel as Acquiror may reasonably request.

      (b)  For so long as this Merger Agreement is in effect, Acquiror and Merger Sub shall, and shall cause each Acquiror Subsidiary to, (i) afford to the Company and its officers, employees, accountants, consultants, legal counsel and other representatives reasonable access during normal business hours, subject to reasonable advance notice, to all of their respective properties, Agreements, books, records and personnel and (ii) furnish promptly to the Company all other information concerning their respective businesses, operations, prospects, conditions (financial or otherwise), Assets, liabilities and personnel as the Company may reasonably request.

      (c)  For so long as this Merger Agreement is in effect and from and after the date hereof, each party agrees to discuss in good faith with the other party (i) the occurrence of any material developments concerning their respective businesses and assets, including any material adverse developments causing a breach of any of its own representations and warranties contained herein and (ii) any proposed write-off of any investment made by it or by any of its Subsidiaries. No disclosure by any party pursuant to this Section 5.04(c) shall be deemed to amend or supplement the Company Disclosure Schedule or the Acquiror Disclosure Schedule.

      (d)  For so long as this Merger Agreement is in effect and from and after the date hereof, the Company shall provide prompt written notice of the occurrence of any of the following events (whether or not such event would be required to be disclosed pursuant to this Merger Agreement): (i) the receipt by the Company of written notice of any lawsuit against the Company or a Company Subsidiary which if determined adversely to the Company or a Company Subsidiary would reasonably be expected to result in monetary damages in excess of $100,000 or any restriction, in any material respect, on the business or operations of the Company or any Company Subsidiary, (ii) written notice by the provider of any Indebtedness of a demand for refund or otherwise request repayment of any amounts advanced to the Company, and (iii) written notice of a material default under any Company Contract.

      (e)  For so long as this Merger Agreement is in effect, the Company shall, following the end of the first full month following the date hereof and following the end of each month thereafter, provide a written report (the “Company Monthly Report”) containing the following information in reasonable detail: (i) cash reserves as of the date of such Company Monthly Report; (ii) the material terms of any contract entered into by the Company or any Company Subsidiary not previously disclosed to Acquiror which involves payments by or to the Company or any Company Subsidiary in excess of $500,000 in any twelve (12) month period after the effective date of such contract; (ii) cash received by the Company during the month of such Company Monthly Report; (iii) any material developments with respect to the matters set forth on Schedule 5.01(k) of the Company Disclosure Schedule; (iv) the resignation of any executive officer or senior manager level employee of the Company; (v) written notice by any landlord of a late payment under any lease for real property; and (vi) any forgiveness or reduction of debt or account receivable in excess of $250,000 or the exchange or reduction of the same for equity or other consideration.

      (f)  For so long as this Merger Agreement is in effect, the Company shall furnish to Acquiror within 30 days after the end of each fiscal month of the Company, an unaudited consolidated balance sheet of the Company as of the end of such fiscal month and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal month then ended, prepared in accordance with GAAP, except for the absence of notes thereto and subject to normal recurring year end adjustments which will not be material in nature or amount, and certified by the chief financial officer or equivalent officer of the Company.

      (g)  For so long as this Merger Agreement is in effect and from and after the date hereof, Acquiror shall provide prompt written notice of the occurrence of any of the following events (whether or not such event would be required to be disclosed pursuant to this Merger Agreement): (i) the receipt by Acquiror of written notice of any lawsuit against Acquiror or an Acquiror Subsidiary which if determined adversely to Acquiror or an Acquiror Subsidiary would reasonably be expected to result in monetary damages in excess of $100,000 or any restriction, in any material respect, on the business or operations of Acquiror or any Acquiror Subsidiary, (ii) written notice by the provider of any Indebtedness of a demand for refund or otherwise request repayment of any amounts advanced to Acquiror, (iii) written notice of a material default under any Acquiror Contract, and (iv) any amendment, alteration, repeal or other modification, or waiver of any right or obligation under, any consents, releases, waivers or other instrument obtained from banks and/or guarantors under the Term Credit Agreement or Revolving Credit Agreement within 10 days of the intended effective date of any such amendment, alteration, repeal or other modification, or waiver.

      (h)  For so long as this Merger Agreement is in effect, Acquiror shall, following the end of the first full month following the date hereof and following the end of each month thereafter, provide a written report (the “Acquiror Monthly Report”) containing the following information in reasonable detail: (i) cash reserves as of the date of such Acquiror Monthly Report; (ii) the material terms of any contract entered into by Acquiror or any Acquiror Subsidiary not previously disclosed to the Company which involves payments by or to Acquiror or any Acquiror Subsidiary in excess of $500,000 in any twelve (12) month period after the effective date of such contract; (iii) cash received by Acquiror during the month of such Acquiror Monthly Report; (iv) monthly subscriber information, including number of subscribers and average revenues per user; (v) the resignation of any executive officer or senior manager level employee of Acquiror; (vi) written notice by any landlord of a late payment under any lease for real property; and (vii) any forgiveness or reduction of debt or account receivable in excess of $250,000 or the exchange or reduction of the same for equity or other consideration.

      (i)  For so long as this Merger Agreement is in effect, Acquiror shall furnish to the Company within 30 days after the end of each fiscal month of Acquiror, an unaudited consolidated balance sheet of Acquiror as of the end of such fiscal month and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal month then ended, prepared in accordance with GAAP, except for the absence of notes thereto and subject to normal recurring year end adjustments which will not be material in nature or amount, and certified by the chief financial officer or equivalent officer of Acquiror.

SECTION 5.05.  No Solicitation.

      (a)  Company No Solicitation. The Company shall, and shall use its best efforts to cause its directors, officers, employees, agents, investment bankers, financial advisors, attorneys, accountants and other representatives (“Representatives”) and the Company Subsidiaries and their respective Representatives to, immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Competing Transaction (as defined in Section 5.05(d) of this Merger Agreement) for the Company. The Company shall not, and shall direct and use its best efforts to cause the Company Subsidiaries and the Representatives of the Company and the Company Subsidiaries not to, directly or indirectly: (i) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction for the Company; or (ii) enter into or participate in any discussions or negotiations with any Person regarding a Competing Transaction for the Company, or furnish to any Person any information regarding a Competing Transaction for the Company, or take any other action to facilitate or cooperate with the making of any inquiry or proposal regarding a Competing Transaction for the Company; or (iii) grant any waiver or release under any standstill or similar Agreement in effect on the date hereof with respect to any class of the equity securities of the Company; or (iv) agree to approve or endorse any Competing Transaction for the Company. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any Representative of the Company or any Company Subsidiary authorized to act on behalf of the Company or any Company Subsidiary shall be deemed to be a breach of this Section 5.05(a) by the Company.

      (b)  Acquiror No Solicitation. Acquiror and Merger Sub shall, and shall use their best efforts to cause their Representatives and the other Acquiror Subsidiaries and their respective Representatives to, immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Competing Transaction (as defined in Section 5.05(d) of this Merger Agreement) for Acquiror. Acquiror and Merger Sub shall not, and shall direct and use their best efforts to cause the other Acquiror Subsidiaries and the Representatives of Acquiror, Merger Sub and the other Acquiror Subsidiaries not to, directly or indirectly: (i) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction for Acquiror; or (ii) enter into or participate in any discussions or negotiations with any Person regarding a Competing Transaction for Acquiror, or furnish to any Person any information regarding a Competing Transaction for Acquiror, or take any other action to facilitate or cooperate with the making of any inquiry or proposal regarding a Competing Transaction for Acquiror; or (iii) grant any waiver or release under any standstill or similar Agreement in effect on the date hereof with respect to any class of the equity securities of Acquiror; or (iv) agree to or endorse any Competing Transaction for Acquiror. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any director, officer, employee, investment banker, attorney, accountant, agent or other advisor or representative of Acquiror or any Acquiror Subsidiary authorized to act on behalf of Acquiror or any Acquiror Subsidiary, or otherwise, shall be deemed to be a breach of this Section 5.05(b) by Acquiror.

      (c)  Each party hereto shall: (i) notify the other parties (within one (1) business day) and in writing (as promptly as practicable) if any inquiries or proposals, including a request for information, regarding a Competing Transaction for such party are received by such party, or, to the knowledge of such party, by any of such party’s respective Representatives; (ii) include in such notice the identity of the person making any such inquiry or proposal, the material terms of such inquiry or proposal and, if in writing, shall promptly deliver or cause to be delivered to such other party a copy of such inquiry or proposal, along with all other documentation and related correspondence; and (iii) keep such other parties informed, on a current basis, of the nature of any such inquiries and the status and terms of any such proposals, including any amendments or proposed amendments thereto.

      (d)  For purposes of this Merger Agreement, “Competing Transaction” shall mean any of the following involving a Person or a subsidiary of that Person (other than the transactions contemplated by this Merger Agreement and excluding any Portfolio Company): (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of fifteen percent (15%) or more of the Assets of a Person or any of its subsidiaries, or issuance of fifteen percent (15%) or more of the outstanding voting securities of a Person or any of its subsidiaries in a single transaction or series of transactions; (iii) any tender offer or exchange offer for fifteen percent (15%) or more of the outstanding shares of capital stock of a Person or any of its subsidiaries, or the filing of a registration statement under the Securities Act in connection therewith; (iv) any Person (other than Acquiror or the Company) shall, after the date hereof, have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act) shall have been formed after the date of this Merger Agreement which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the then outstanding shares of capital stock of a Person; or (v) any Agreement to, or public announcement by Acquiror, the Company or any other Person of, a proposal, plan or intention to do any of the foregoing.

      (e)  Notwithstanding anything to the contrary set forth in subsections (a), (b), (c) and (d) above or elsewhere in this Merger Agreement, nothing contained in this Merger Agreement shall prohibit (i) either Acquiror or the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act or publicly disclosing the existence of any Competing Transaction as required by applicable Law, or (ii) the Representatives of either Acquiror or the Company, as the case may be, prior to the time of the Acquiror Stockholders Meeting or the Company Stockholders Meeting, as the case may be, furnishing information to, or entering into discussions or negotiations with, any Person in connection with an unsolicited bona fide written proposal from such Person for a Competing Transaction for Acquiror or the Company, as the case may be, which involves a merger, consolidation, share exchange, business combination or the acquisition of more than 75% of the outstanding common stock of Acquiror or the Company, as the case may be, if before doing so: (A) Acquiror or the Company, as the case may be, enters into with such Person a confidentiality agreement in reasonably customary form on terms not more favorable to such Person than the terms contained in the Confidentiality Agreement; (B) the Board of Directors of Acquiror or the Company, as the case may be, after consultation with independent financial advisors, reasonably determines in good faith that the Competing Transaction, if consummated, is reasonably likely to result in a transaction more favorable to the Acquiror Stockholders or the Company Stockholders, as the case may be, than the Merger (any such more favorable Competing Transaction being referred to in this Merger Agreement as a “Superior Proposal”); (C) the Board of Directors of Acquiror or the Company, as the case may be, reasonably determines in its good faith judgment, after consultation with independent financial advisors, that such Person has the financial ability to consummate such proposal; (D) the Board of Directors of Acquiror or the Company, as the case may be, after consultation with and having received the advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to the Acquiror Stockholders or the Company Stockholders, as the case may be, under applicable Law; and (E) Acquiror or the Company, as the case may be, shall have otherwise complied with the terms of this Section 5.05.

      (f)  Notwithstanding anything to the contrary set forth in subsections (a), (b), (c), (d) and (e) above or elsewhere in this Merger Agreement, in the event that a proposal for a Competing Transaction constitutes a Superior Proposal, nothing contained in this Merger Agreement shall prohibit the Board of Directors of Acquiror or the Company, as the case may be, from withdrawing its recommendation required under Section 6.02(a) and Section 6.02(b) hereof and recommending such Superior Proposal to its respective stockholders: (i) if, but only if, Acquiror or the Company, as the case may be: (A) complies fully with this Section 5.05 and (B) provides the other parties with at least four (4) business days prior written notice of its intent to withdraw its respective recommendation and (ii) if, in the event that during such four (4) business days Acquiror or the Company, as the case may be, makes a counter proposal to such Superior Proposal (any such counter proposal being referred to in this Merger Agreement as the “Counter Proposal”), the Board of Directors of Acquiror or the Company, a case may be, in good faith, taking into account the advice of its outside financial advisors, determines that such Counter Proposal is not at least as favorable to its stockholders as the Superior Proposal.

      (g)  In the event that, pursuant to Section 5.05(e) of this Merger Agreement, either party elects to engage in discussions or negotiations with, or furnish any information to, any Person regarding a Superior Proposal, such party must at least two (2) business days prior to engaging in such discussions or negotiations or furnishing such information provide written notice to the other party.

      (h)  Nothing in this Section 5.05 shall (i) permit either party to terminate this Merger Agreement (except as specifically provided in Article VIII hereof) or (ii) affect any other obligation of such party under this Merger Agreement.

SECTION 5.06.  Exchange Rights.

      Until the termination of this Merger Agreement pursuant to Article VIII, the Company shall not, prior to date that is 5 months after Initial Closing Date (as defined in the Bridge Note Agreement) for the Notes (as defined in the Bridge Note Agreement) issued pursuant to the Bridge Note Agreement exercise any rights which the Company may have under the Bridge Note Agreement to exchange the Notes for XM Shares (as defined therein) unless Acquiror materially breaches this Merger Agreement or Acquiror elects to prepay all or any portion of any Notes in accordance with Section 2.06 thereof, in which case such exchange right shall be exercisable at any time following the giving of an optional prepayment notice in accordance with Section 2.06 thereof and prior to the close of business on the day immediately preceding the prepayment date.

SECTION 5.07.  Employee Benefits.

      (a)  Following the Effective Time, Acquiror shall provide to the those individuals who were employees of the Company or any of its subsidiaries immediately prior to the Effective Time (“Employees”) employee plans and programs which provide benefits taken as a whole that are no less favorable than either (i) those provided to those individuals immediately prior to the Effective Time or (ii) those provided to comparable employees of Acquiror, as Acquiror may elect and shall take such actions as are necessary to allow the Company’s employees to participate in Acquiror’s 401(k); provided, however, that nothing in this Section 5.07(a) shall require Acquiror to provide benefits on a change of control, options or other incentives comparable to those provided by the Company. With respect to such benefits, service accrued by Employees during employment with the Company and the Company Subsidiaries prior to the Effective Time shall be recognized for all purposes as service rendered to Acquiror and the Acquiror Subsidiaries and successors, except to the extent necessary to prevent duplication of benefits.

      (b)  Acquiror shall honor, in accordance with their terms, and shall make required payments when due under, all Company Benefit Plans, as in effect as of the date hereof and as are amended without violation of this Merger Agreement; provided, however, that the foregoing shall not preclude Acquiror from amending or terminating any Company Benefit Plan in accordance with its terms.

      (c)  With respect to any welfare plans in which the Employees are eligible to participate after the Effective Time, Acquiror shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Employees and (ii) provide each Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements.

      (d)  Acquiror hereby acknowledges that the consummation of the transactions contemplated by this Merger Agreement shall cause a “change of control” to occur under the agreements set forth on Schedule 5.07(d) of the Company Disclosure Schedule. Acquiror hereby agrees to honor the terms of such agreements as such terms are set forth on Schedule 5.07(d) of the Company Disclosure Schedule, subject to amendments to such agreements as may be mutually agreed upon by Acquiror and the individual that is a party to each such agreement.

SECTION 5.08.  Covenants Relating to XM.

      Notwithstanding anything to the contrary set forth in this Merger Agreement or the Bridge Note Documents, Acquiror hereby covenants and agrees that, from the date of this Merger Agreement until the

Effective Time, except as expressly provided in this Merger Agreement or in the Bridge Note Documents, unless consented to in writing by each of the Preferred Stockholders in their sole discretion, Acquiror shall not, and shall not permit any Acquiror Subsidiary to:

      (a)  (i) permit any Encumbrances (other than those in effect on the date hereof and which are disclosed on Schedule 4.26 of the Acquiror Disclosure Schedule) whatsoever in respect of any Acquiror XM Stock, (ii) subject any Acquiror XM Stock to any limitations or restrictions, including, without limitation, in respect of the right to lease, lend, exchange, mortgage, pledge, convert, register, transfer, sell or otherwise dispose of any Acquiror XM Stock or grant any option, right or interest therein (and any other securities into which such Acquiror XM Stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest, (iii) sell, transfer or assign any Acquiror XM Stock, or grant or create any other option, right or interest in any Acquiror XM Stock (and any other securities into which such Acquiror XM Stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest, and (iv) enter into any swap, participation or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Acquiror XM Stock or grant any option, right or interest therein (and any other securities into which such Acquiror XM Stock is convertible) and the proceeds thereof or the right to acquire any such option, right or interest, in each such case, whether any such transaction described in clauses (i) through (iv) above is to be settled by delivery of capital stock, such other securities, other rights, in cash or otherwise;

      (b)  (i) exercise voting or other control rights, powers and privileges with respect to any Acquiror XM Stock or any XM Stock Documents, (ii) consent to or approve (or withhold any such consent or approval) of (A) the amendment, alteration, supplement, repeal or any other modification of any Acquiror XM Stock or any XM Stock Documents, (B) any action to be taken with respect, or pursuant, to any Acquiror XM Stock or any XM Stock Documents, or (iii) waive or otherwise not exercise any right, remedy, power, privilege or obligation under, or with respect to, any Acquiror XM Stock or any XM Stock Documents, in the case of each of (i), (ii) and (iii), to the extent that it could reasonably be expected to render the conditions to closing in Section 7.04(c) and (d) incapable of satisfaction; and

      (c)  authorize, or commit or agree to do any of the foregoing.

      For the benefit of the Preferred Stockholders, for so long as this Merger Agreement is in effect, the Company agrees that, in the event it shall become the beneficial owner of, or acquire any voting or other rights with respect to, any Acquiror XM Stock pursuant to the Bridge Note Documents or any of the other documents and instruments delivered in connection therewith, it shall comply with the provisions of this Section 5.08 as if it were Acquiror without giving effect to any exceptions applicable to Acquiror with respect to the Bridge Note Documents.

SECTION 5.09.  Merger Sub Compliance.

      Acquiror shall cause Merger Sub to comply with all of its obligations under or related to this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01.  Registration Statement; Joint Proxy Statement.

      (a)  As promptly as practicable after the execution of this Merger Agreement, Acquiror and the Company shall prepare and file with the SEC a registration statement on Form S-4 (such registration statement, together with the amendments thereto being the “Registration Statement”), containing a joint proxy statement/prospectus (such joint proxy statement/prospectus, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Acquiror Stockholders and to the Company Stockholders, being the “Joint Proxy Statement”), in connection with the registration under the Securities Act of the shares of Acquiror Series A Preferred Stock issuable pursuant to Section 2.01 or upon the exercise of Acquiror Warrants, the shares of Acquiror Common Stock issuable upon the conversion thereof or upon the exercise of Acquiror Warrants, the vote of the Company Stockholders with respect to the Merger and the other transactions contemplated by this Merger Agreement, and the vote of the Acquiror Stockholders with respect to (i) the Restated Charter, and (ii) the Required Acquiror Stockholders Consent. Acquiror and the Company shall cooperate with each other in the preparation of the Joint Proxy Statement and shall provide all information in connection therewith. Each party agrees promptly to provide the other party with copies of all correspondence from and all responsive correspondence to the SEC regarding the Registration Statement and Joint Proxy Statement. Each party agrees promptly to notify the other party of all stop orders or threatened stop orders of which it becomes aware with respect to the Registration Statement. Each of Acquiror and the Company will use all reasonable efforts to have or cause the Registration Statement to become effective as promptly as practicable, and shall take any action required to be taken under any applicable federal or state securities Laws in connection with the issuance of shares of Acquiror Series A Preferred Stock and the Discrepancy Notes in the Merger. Each of Acquiror and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions. As promptly as practicable after the Registration Statement shall have become effective, the Company and Acquiror shall mail the Joint Proxy Statement to their respective stockholders and shall comply with the proxy solicitation rules and regulations under the Exchange Act in connection with the solicitation of such stockholders. Each of Acquiror and the Company covenants and agrees that the Joint Proxy Statement shall include the respective recommendations of the Board of Directors to the Acquiror Stockholders and the Company Stockholders subject to Section 5.05 above.

      (b)  The information supplied by the Company for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion in the Joint Proxy Statement to be sent to the Company Stockholders in connection with the meeting of the Company Stockholders to consider the Merger (the “Company Stockholders Meeting”) shall not, at the date the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Company Stockholders and the Acquiror Stockholders, at the time of the Company Stockholders Meeting and the Acquiror Stockholders Meeting (as defined in Section 6.01(c)), or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its affiliates, or its or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, the Company shall promptly inform Acquiror. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

      (c)  The information supplied by Acquiror for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by Acquiror for inclusion in the Joint Proxy Statement to be sent to the Acquiror Stockholders in connection with the meeting of the Acquiror Stockholders to consider (i) the Restated Charter and (ii) the Required Acquiror Stockholders Consent (the “Acquiror Stockholders Meeting”) shall not, at the date the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Company Stockholders and the Acquiror Stockholders, at the time of the Company Stockholders Meeting and the Acquiror Stockholders Meeting, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Acquiror or any of its respective affiliates, or its or their respective officers or directors, should be discovered by Acquiror which should be set forth in an amendment to the Registration Statement or a supplement to the Joint Proxy Statement, Acquiror shall promptly inform the Company. All documents that Acquiror is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

      (d)  The Company, Merger Sub and Acquiror each hereby (i) consents to the use of its name and, on behalf of its subsidiaries and affiliates, the names of such subsidiaries and affiliates and to the inclusion of financial statements and business information relating to such party and its subsidiaries (in each case, to the extent required by applicable securities Laws) in any registration statement or proxy statement prepared by the Company or Acquiror pursuant to this Merger Agreement; (ii) agrees to use its reasonable best efforts to obtain the written consent of any Person retained by it which may be required to be named (as an expert or otherwise) in such registration statement or proxy statement; and (iii) agrees to cooperate, and to use its reasonable best efforts to cause its subsidiaries and affiliates to cooperate, with any legal counsel, investment banker, accountant or other agent or representative retained by any of the parties specified in clause (i) in connection with the preparation of any and all information required, as determined after consultation with each party’s counsel, to be disclosed by applicable securities Laws in any such registration statement or proxy statement.

SECTION 6.02.  Meetings of Stockholders.

      (a)  The Company shall promptly after the date of this Merger Agreement take all action necessary in accordance with Delaware Law and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold the Company Stockholders Meeting, and the Company shall consult with Acquiror in connection therewith. Except to the extent that such actions would be inconsistent with their fiduciary duties as determined in good faith (after consultation with and having received the advice of outside legal counsel) and provided that the Company has complied with Section 5.05(f), at such meeting, the Company’s board of directors shall recommend that the holders of Company Common Stock and Company Preferred Stock vote in favor of adopting and approving this Merger Agreement in accordance with the terms hereof, and the Company shall use all reasonable efforts to solicit from the Company Stockholders proxies or consents to approve this Merger Agreement and the transactions contemplated hereby and shall take all other actions reasonably necessary or advisable to secure the vote or consent of the holders of Company Common Stock and Company Preferred Stock required by Delaware Law to approve this Merger Agreement and the transactions contemplated hereby. Notwithstanding the receipt of a Superior Proposal by the Company, the Company shall hold the Company Stockholders Meeting.

      (b)  Acquiror shall promptly after the date of this Merger Agreement take all action necessary in accordance with Delaware Law and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold the Acquiror Stockholders Meeting, and Acquiror shall consult with the Company in connection therewith. Except to the extent that such actions would be inconsistent with their fiduciary duties as determined in good faith (after consultation with and having received the advice of outside legal counsel) and provided that Acquiror has complied with Section 5.05(f), at such meeting, Acquiror’s board of directors shall recommend that the holders of Acquiror Common Stock vote in favor of adopting and approving this Merger Agreement in accordance with the terms hereof, and Acquiror shall use its reasonable best efforts to solicit from its stockholders proxies or consents to approve (i) the Restated Charter and (ii) the Required Acquiror Stockholders Consent and shall take all other actions reasonably necessary or advisable to secure the vote or consent of the Acquiror Stockholders required by Delaware Law to approve (i) the Restated Charter and (ii) the Required Acquiror Stockholders Consent. Notwithstanding the receipt of a Superior Proposal by Acquiror, Acquiror shall hold the Acquiror Stockholders Meeting.

      (c)  Acquiror and the Company shall coordinate and cooperate with respect to the timing of the Acquiror Stockholders Meeting and the Company Stockholders Meeting and shall use their respective reasonable best efforts to hold the Acquiror Stockholders Meeting and the Company Stockholders Meeting on the same day as soon as practicable after the date on which the Registration Statement becomes effective.

SECTION 6.03.  Appropriate Action; Consents; Filings.

      (a)  Upon the terms and subject to the conditions set forth in this Merger Agreement, the Company, Merger Sub and Acquiror shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Merger Agreement as promptly as practicable, including (i) executing and delivering any additional instruments necessary, proper or advisable to consummate the transactions contemplated by, and to carry out fully the purposes of, this Merger Agreement, (ii) obtaining from any Governmental Entities any Licenses required to be obtained or made by Acquiror, Merger Sub or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Merger Agreement and the consummation of the transactions contemplated herein, including, without limitation, the Merger, and (iii) making all necessary filings, and thereafter making any other required submissions, with respect to this Merger Agreement and the Merger required under (A) the Securities Act, the Exchange Act and any other applicable federal or state securities Laws, (B) the HSR Act and (C) any other applicable Law; provided, that, Acquiror, Merger Sub and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such Documents to the non-filing party and its advisors prior to filing and discussing all reasonable additions, deletions or changes suggested in connection therewith. The Company and Acquiror shall furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Merger Agreement.

      (b)  (i)  The Company, Merger Sub and Acquiror shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents, approvals or waivers (A) necessary, proper or advisable to consummate the transactions contemplated in this Merger Agreement, (B) disclosed or required to be disclosed in the Company Disclosure Schedule or the Acquiror Disclosure Schedule, as the case may be, or (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time or an Acquiror Material Adverse Effect from occurring prior to or after the Effective Time.

(ii) In the event that any party shall fail to obtain any third party consent, approval or waiver described in subsection (b)(i) above, such party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other parties hereto, to minimize any adverse effect upon the Company and Acquiror, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent, approval or waiver, and shall promptly provide notice of such failure to the other party.

      (c)  From the date of this Merger Agreement until the Effective Time, the Company, Merger Sub and Acquiror shall promptly notify each other in writing of any pending or, to the knowledge of the Company, Merger Sub or Acquiror (or their respective Subsidiaries), threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Merger or the conversion of Company Common Stock into Acquiror Series A Preferred Stock pursuant to the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Acquiror or its subsidiaries to own or operate all or any portion of the businesses or Assets of the Company or any Company Subsidiary. The Company, Merger Sub and Acquiror shall cooperate with each other in defending any such action, proceeding or investigation, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed.

      (d)  Notwithstanding the prohibitions contained in Section 5.02, Acquiror shall be permitted to amend its certificate of incorporation to effect a reverse stock split, reclassification or similar action if Acquiror and the Company reasonably believe that such action is necessary to maintain the listing of Acquiror Common Stock on the Nasdaq National Market; provided, that, any such action taken shall not change the aggregate value of the Merger Consideration to be received by the Company Stockholders and the Company Preferred Stockholders as provided herein or otherwise alter the overall economics of the transactions contemplated herein. In such event, the Company and Acquiror agree to cooperate in good faith with each other and to modify this Merger Agreement and to execute and deliver such other documents or instruments as either party reasonably requests to the extent reasonably necessary to effect the actions contemplated by the preceding sentence.

      (e)  In the event that any of the provisions herein or in the Restated Charter relating to the terms of the Acquiror Series A Preferred Stock are required to be amended in order to satisfy initial listing requirements for the Acquiror Series A Preferred Stock on the Nasdaq National Market, the parties hereto agree to cooperate in good faith with each other and to modify this Merger Agreement and the Restated Charter and to execute and deliver such other documents or instruments as either party reasonably requests to the extent reasonably necessary to satisfy initial listing requirements for the Acquiror Series A Preferred Stock on the Nasdaq National Market; provided, that, any such actions taken shall not change the aggregate value of the Merger Consideration to be received by the Company Stockholders and the Company Preferred Stockholders as provided herein or otherwise alter the overall economics of the transactions contemplated herein.

SECTION 6.04.  Public Announcements.

      Acquiror, Merger Sub and the Company shall consult with each other before issuing or making, and shall give each other a reasonable opportunity to review and comment upon, any press release or other public statement with respect to the Merger and the other transactions contemplated in this Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation and reasonable opportunity for review and comment, except as may be required by Law or any listing agreement with or rule of the NASD.

SECTION 6.05.  Post-Signing SEC Documents.

      Each of the Company, Merger Sub and Acquiror will file with the SEC all reports, schedules, forms, statements and other Documents required to be filed by it after the date of this Merger Agreement but before the Effective Time (in the case of the Company, the “Company Post-Signing SEC Documents” and, in the case of Acquiror, the “Acquiror Post-Signing SEC Documents”).

SECTION 6.06.  Affiliates.

      Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain Affiliate Agreements from each Person listed in Schedule 3.27 of the Company Disclosure Schedule and any Person who may be deemed to have become an affiliate of the Company (under SEC Rule 145 of the Securities Act) after the date of this Merger Agreement and at or prior to the Effective Time; provided, that, the Company shall use its reasonable best efforts to obtain Affiliate Agreements from each such Person as soon as practicable after the date of this Merger Agreement or the date on which such Person attains such status, as the case may be.

SECTION 6.07.  Directors’ and Officers’ Insurance; Indemnification.

      (a)  After the Effective Time, the Surviving Corporation shall indemnify and hold harmless the individuals who on or prior to the Effective Time were officers and directors of the Company or the Company Subsidiaries (the “Indemnified Parties”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any Company Subsidiary at any time on or prior to the Effective Time, to the fullest extent that a corporation can indemnify its directors and officers in accordance with Delaware Law. The certificate of incorporation of the Surviving Corporation shall contain provisions set forth in the Certificate of Incorporation of Merger Sub as in effect on the date hereof with respect to indemnification and exculpation. The provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors or officers of the Company, unless such modification is required by law. After the Effective Time, the Surviving Corporation shall also advance indemnifiable expenses to any such person upon receipt of an undertaking by such person to repay such expenses if it is determined that such person is not entitled to indemnification.

      (b)  For a period of six years after the Effective Time, the Surviving Corporation shall maintain in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (a copy of which has been made available to Acquiror) on terms comparable to those now applicable to directors and officers of the Company; provided, however, that in no event shall the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage, and that if the premium for such coverage exceeds such amount, the Surviving Corporation shall purchase a policy with the greatest coverage available for such 150% of the annual premium.

SECTION 6.08.  Payment of Expenses.

      The Company shall reimburse the Preferred Stockholders for all reasonable fees and expenses of outside counsel, accountants and other advisors incurred or payable (or reasonably expected to be incurred or payable) by the Preferred Stockholders or any of their affiliates, in connection with the Merger and the transactions contemplated hereby including, without limitation, the compliance with and the filing of the appropriate reports and documents pursuant to the HSR Act (collectively, “Company Preferred Transaction Expenses”). The Preferred Stockholders shall provide documentation reasonably satisfactory to the Company to document the Company Preferred Transaction Expenses.

SECTION 6.09.  XM.

      Prior to the Effective Time, Acquiror shall (a) take all action necessary to ensure that it will be able to deliver the XM Merger Shares, which shall be Unencumbered XM Merger Shares, at the Effective Time duly registered in the name of each of the Preferred Stockholders, including, without limitation, the actions set forth on Part (a) of Schedule 6.09 attached hereto; (b) use best efforts to cause the XM Stock Documents, as in effect on the date hereof, to be amended to reflect substantially the terms and conditions set forth on Part (b) of Schedule 6.09 attached hereto; (c) take all action necessary to ensure that it will be able to transfer the XM Related Rights together with the XM Merger Shares at the Effective Time, including, without limitation, the actions set forth as Part (c) of Schedule 6.09; and (d) use best efforts to obtain each of the consents, amendments, approvals, terminations, discharges, releases and other instruments or authorizations necessary to comply with clauses (a), (b) and (c) hereof.

SECTION 6.10.  Consent to Second Closing Under Bridge Note Agreement.

      The Company hereby agrees not to withhold its consent to the consummation of the Second Closing (as such term is defined in the Bridge Note Agreement) provided that Acquiror shall have delivered to the Company the Notice of Purchase (as such term is defined in the Bridge Note Agreement) on or after July 15, 2001 and, in addition to the satisfaction of the conditions set forth in Section 3.02 of the Bridge Note Agreement (except for the condition set forth in Section 3.02(l) thereof), the following conditions shall have been satisfied:

      (a)  Acquiror not being in breach of any provision of the Merger Agreement which, if not cured, would cause the conditions set forth in Section 7.03 or Section 7.04 to not be satisfied;

      (b)  Acquiror shall, at the time of such Notice of Purchase, be continuing to use its reasonable best efforts to take all actions necessary to consummate the Merger and the transactions contemplated thereby;

      (c)  (i) Acquiror has obtained the consents set forth on Schedule 4.04 of the Acquiror Disclosure Schedule and the Acquiror Consent Notice has been received by the Company; and (ii) if the Acquiror Stockholders Meeting has been held, the stockholders of Acquiror shall have approved the Restated Charter and the Required Acquiror Stockholders Consent at the Acquiror Stockholders Meeting;

      (d)  There not being any other condition to any party’s obligation to effect the Merger and the other transactions contemplated herein which, in the reasonable judgment of Acquiror or the Company, is not likely to be satisfied on or prior to the End Date;

      (e)  There not being in effect any injunction or order prohibiting the consummation of the transactions contemplated by the Merger Agreement;

      (f)  Acquiror shall have either (i) delivered a certificate to the Company certifying that the Acquiror is not aware of any inaccuracy of the representations and warranties or breach of any covenants or agreements of the Company, in each case occurring after the date hereof and prior to the delivery of the Notice of Purchase, contained in this Merger Agreement except for any failure of a representation or warranty to be true and correct (without regard to materiality qualifiers contained therein), which would not constitute a Company Material Adverse Effect, or (ii) if the Acquiror is aware of one or more inaccuracies of the representations and warranties or breaches of any covenants or agreements of the Company, in each case occurring after the date hereof and prior to the delivery of the Notice of Purchase, contained in this Merger Agreement except for any failure of a representation or warranty to be true and correct (without regard to materiality qualifiers contained therein), which would not constitute a Company Material Adverse Effect, Acquiror shall deliver the certificate described in (i) above except that such certificate shall (A) contain a reasonable description of any such inaccuracies and/or breaches and (B) waive, to the extent that Acquiror is legally permitted to waive, the condition to its obligation to effect the Merger and the transactions contemplated herein pursuant to Section 7.02(a) or 7.02(b) hereof, as the case may be, but only with respect to such inaccuracies and/or breaches as they are described in the certificate and as they exist (with all the facts and circumstances) as of the date of such certificate; and

      (g)  Acquiror shall have delivered to the Company a certificate of its chief financial officer confirming (i) the satisfaction of the preceding conditions (a) through (e), and (ii) that the proceeds to be received by Acquiror upon issuance of the Tranche B Note (as such term is defined in the Bridge Note Agreement), after giving effect to Acquiror’s then existing liquidity, are reasonably necessary for the business purposes of Acquiror promptly following receipt of such proceeds and will contain a schedule setting forth in reasonable detail such intended uses.

SECTION 6.11.  Acquiror Best Efforts to Obtain Consents.

      Acquiror hereby agrees to use its best efforts to obtain all of the consents and approvals set forth on Schedule 4.04 of the Acquiror Disclosure Schedule which have not been obtained prior to the date hereof (all such consents being collectively referred to herein as the “Outstanding Consents”). Acquiror shall provide prompt written notice (the “Acquiror Consent Notice”) to the Company of the receipt by Acquiror of all of the Outstanding Consents.

SECTION 6.12.  Employee Plans.

      To the extent practicable, immediately prior to Closing, the Company will contribute to its 401(k) plans all employee deferrals and any related matching or other employer contributions. One day prior to the Effective Time, the Company will terminate its 401(k) plans. After the Effective Time, Acquiror will apply to the Internal Revenue Service for a determination letter to the effect that the termination of the Company’s 401(k) plans will not affect the qualified status of the Company’s 401(k) plans and shall use its reasonable best efforts to obtain such a letter. Upon receipt of a favorable determination letter from the IRS, Acquiror will direct the trustees of the Company’s 401(k) plans to distribute or transfer assets pursuant to and in compliance with the terms of the Company’s 401(k) plans and the governing provisions of the Code.

SECTION 6.13.  Exemption from Liability Under Section 16(b).

      (a)  Provided that the Company delivers to Acquiror the Section 16 Information with respect to the Company prior to the Effective Time, the Board of Directors of Acquiror, or a committee thereof consisting of Non-Employee Directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by the Company Insiders of Acquiror Series A Preferred Stock in exchange for shares of Company Common Stock, of options to purchase Acquiror Series A Preferred Stock and Acquiror Common Stock upon assumption and conversion of Company Stock Options and of warrants to purchase Acquiror Series A Non-Voting Preferred Stock,

Acquiror Series A Preferred Stock, Acquiror Non-Voting Common Stock and Acquiror Common Stock upon assumption and conversion of Company Warrants, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

      (b)  For purposes of this Section 6.13, “Section 16 Information” shall mean information accurate in all respects regarding the Company Insiders and the number of shares of Company Common Stock or other Company equity securities deemed to be beneficially owned by each such Company Insider and expected to be exchanged for Acquiror Series A Preferred Stock, Acquiror Series A Non-Voting Preferred Stock, Acquiror Non-Voting Common Stock and Acquiror Common Stock in connection with the Merger or options or warrants to purchase such stock.

      (c)  For purposes of this Section 6.13, “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in the Section 16 Information.

ARTICLE VII

CONDITIONS

SECTION 7.01.  Conditions to Obligations of Each Party Under This Merger Agreement.

      The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by agreement of Acquiror, Merger Sub and the Company, in whole or in part, to the extent permitted by applicable Law:

      (a)  Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Acquiror or the Company, threatened by the SEC. Acquiror shall have received all other federal or state securities permits and other authorizations necessary to be received prior to the Effective Time to issue the securities contemplated by this Merger Agreement in exchange for the Company Common Stock and the Company Preferred Stock and to consummate the Merger, the failure of which to obtain shall reasonably be expected to result in an Acquiror Material Adverse Effect.

      (b)  Stockholder Approval. Each of the Acquiror Stockholder Approval, the Merger Sub Stockholder Approval and the Company Stockholder Approval shall have been obtained.

      (c)  No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated by this Merger Agreement; provided, however, that each of the parties shall use its reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted as promptly as practicable.

      (d)  HSR Act. Any applicable waiting periods with respect to the Merger and the other transactions contemplated hereby, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

      (e)  Nasdaq Listing. The shares of Acquiror Series A Preferred Stock to be issued in the Merger shall have been approved for listing on the Nasdaq National Market.

      (f)  Certain Consents. Acquiror shall have obtained all of the consents and approvals set forth on Schedule 4.04 of the Acquiror Disclosure Schedule.

SECTION 7.02.  Additional Conditions to Obligations of Acquiror and Merger Sub.

      The obligations of Acquiror and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by Acquiror and Merger Sub, in whole or in part, to the extent permitted by applicable Law:

      (a)  Representations and Warranties. The representations and warranties of the Company contained in this Merger Agreement shall be true and correct when made and as of the Effective Time (except for representations and warranties that speak as of a specific date or time, which need only be true and correct in all material respects as of such date or time) except where the failure to be true and correct (without regard to materiality qualifiers contained therein) would not constitute a Company Material Adverse Effect. Acquiror shall have received a certificate of the chief executive officer and chief financial officer (or equivalent officer) of the Company to that effect.

      (b)  Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Merger Agreement to be performed or complied with by them on or prior to the Effective Time. Acquiror shall have received a certificate of the chief executive officer and chief financial officer of the Company to that effect.

      (c)  Net Worth Condition. (i) Acquiror shall have received a certificate of the chief executive officer and chief financial officer (or other equivalent officer) of the Company executed on behalf of the Company to the effect that (A) to their knowledge (but without having undertaken an independent appraisal), the sum of the Company’s debts shall not be greater than all of the Company’s property, at a fair valuation, as such term is utilized in Section 101(32), Chapter 1 of Title 11 of the United State Code, as of immediately prior to the Effective Time but after giving effect to a payment in the amount equal to $34,375,000 less the amount of the portion of the proceeds from the sale of the Tranche B Note (as defined in the Bridge Note Agreement) used to pay down the Commitments (as defined in the Term Loan Agreement) under the Term Loan Agreement and the Revolving Loan Agreement (such net payment amount, the “Repayment Amount”) and (B) immediately prior to the Effective Time, the Company’s assets exceed its liabilities (as determined in accordance with GAAP) by more than the Repayment Amount.

(ii) For purposes of this Section 7.02(c), (A) the Company’s property or assets shall not include any funds of the Company securing letters of credit, and the Company’s debts or liabilities shall not include any obligations with respect to funding the security for such letters of credit or the liabilities for which the letters of credit were established to the extent such liabilities are covered by such letters of credit; (B) the Company Preferred Stock shall be treated as equity and not as debt; (C) the Tranche A Note (as such term is defined in the Bridge Note Agreement) shall be valued at face value, plus accrued interest; and (D) the Tranche B Note (as such term is defined in the Bridge Note Agreement), if issued, shall be valued at face value, plus accrued interest.

      (d)  New Lenders. The New Lenders shall have complied with Section 2.06 in all material respects.

SECTION 7.03.  Additional Conditions to Obligations of the Company.

      The obligations of the Company to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable Law:

      (a)  Representations and Warranties. The representations and warranties of Acquiror contained in this Merger Agreement shall be true and correct when made and as of the Effective Time (except for representations and warranties that speak as of a specific date or time, which need only be true and correct in all material respects as of such date or time) except where the failure to be true and correct (without regard to materiality qualifiers contained therein) would not constitute an Acquiror Material Adverse Effect. The Company shall have received a certificate of the chief executive officer and chief financial officer of Acquiror to that effect.

      (b)  Agreements and Covenants. Acquiror and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Merger Agreement to be performed or complied with by them on or prior to the Effective Time. The Company shall have received a certificate of the chief executive officer and chief financial officer of each of Acquiror and Merger Sub to that effect.

      (c)  Restated Charter. The Restated Charter shall have been duly filed with and accepted by the Secretary of State of the State of Delaware.

SECTION 7.04.  Additional Conditions to the Consummation of the Merger.

      The consummation of the Merger and the other transactions contemplated herein are also subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived solely with the written consent of the Preferred Stockholders, in whole or in part, to the extent permitted by applicable Law:

      (a)  Documents. (i) Discrepancy Notes. If applicable, the Acquiror and each other party thereto (other than the Preferred Stockholders) shall have duly authorized, executed and delivered the Discrepancy Notes, the Discrepancy Note Agreement and the other Discrepancy Note Documents and shall have received all consents, approvals, amendments, waivers, authorizations or other agreements from all other Persons (including, without limitation, Governmental Entities) necessary or desirable for Acquiror to incur the Indebtedness represented by, and to issue, and enter into the transactions contemplated by the Discrepancy Notes and the other Discrepancy Note Documents. The Discrepancy Notes shall constitute “designated senior indebtedness” or the equivalent under any subordinated indebtedness or other obligations of Acquiror; and

(ii) Tranche B and C Documents. Acquiror and each other party thereto (other than the Preferred Stockholders) shall have duly authorized, executed and delivered the Tranche B and C Documents and shall have received all consents, approvals, amendments, waivers, authorizations or other agreements from all other Persons (including, without limitation, Governmental Entities) necessary or desirable for Acquiror to enter into the transactions contemplated by the Tranche B and C Documents.

      (b)  Representations and Warranties; Covenants. The following representations and warranties shall be true and correct in all material respects when made and as of the Effective Time: (i) representations and warranties of Acquiror contained in Sections 4.26(e) and 4.26(f) hereof; and (ii) if applicable, each of the representations and warranties of Acquiror contained in the Discrepancy Notes, the other Discrepancy Note Documents and the Tranche B and C Documents shall be true and correct in all material respects.

      (c)  XM Merger Shares, Etc. (i) All XM Merger Shares delivered, together with all XM Related Rights assigned and transferred, to the Preferred Stockholders (or any of their respective designees) shall be Unencumbered XM Merger Shares; (ii) at the Effective Time, the Preferred Stockholders (or any of their respective designees) shall have good and marketable, valid title in, to and under all XM Merger Shares and shall be entitled to all of the rights, privileges, powers and benefits of the XM Related Rights; and (iii) each of Acquiror, Merger Sub and the Company shall have complied with the provisions of Sections 5.06, 5.08, 6.08, and 6.09 hereof and each of the actions, amendments, consents or other documents contemplated by Schedule 6.09 of the Acquiror Disclosure Schedule shall have become effective or have been obtained, in each case, in form and substance reasonably satisfactory to the Preferred Stockholders.

      (d)  XM Termination Event. Since the date hereof, no XM Termination Event shall have occurred and be continuing.

      (e)  Certificates; Opinions. (i) Each of the Preferred Stockholders shall have received a certificate of the chief executive officer and chief financial officer of Acquiror that the conditions described in clauses (a), (b), (c) and (d) above shall have been satisfied; and (ii) each of the Preferred Stockholders shall have received an opinion of special counsel to Acquiror, in form and substance reasonably satisfactory to them, relating to the Discrepancy Notes and the other Discrepancy Note Documents regarding such matters as are customary for senior secured financings of public companies.

      (f)  Registration Rights Agreement. The Registration Rights Agreement executed as of the date hereof shall be in full force and effect as of the Effective Time.

      (g)  HSR Act. Any applicable waiting periods with respect to the delivery of the XM Merger Shares to the Preferred Stockholders, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01.  Termination.

      This Merger Agreement may be terminated at any time prior to the Effective Time by written notice by the terminating party to the other party (except if such termination is pursuant to Section 8.01(a)), notwithstanding Acquiror Stockholder Approval, Merger Sub Stockholder Approval or Company Stockholder Approval,

      (a)  by mutual written agreement of Acquiror, Merger Sub and the Company.

      (b)  by either the Company or Acquiror, if

(i) the Merger shall not have been consummated by November 15, 2001 (the “End Date”); provided, however, that the right to terminate this Merger Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Merger Agreement has resulted in the failure of the Merger to occur on or before the End Date;

(ii) there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining Acquiror or the Company from consummating the Merger is entered and such judgment, injunction, judgment or order shall have become final and nonappealable and, prior to such termination, the parties shall have used reasonable best efforts to resist, resolve or lift, as applicable, such law, regulation, judgment, injunction, order or decree;

(iii) an Acquiror Stockholders Meeting is held and the holders of Acquiror Common Stock do not approve this Merger Agreement; or

(iv) a Company Stockholders Meeting is held and the holders of the Company Common Stock do not approve this Merger Agreement;

      (c)  by Acquiror, (i) if the Company’s Board of Directors shall have (A) amended, modified, withdrawn, conditioned or qualified its recommendation in a manner adverse to Acquiror, (B) failed to recommend that the Company Stockholders vote to adopt this Merger Agreement or (C) recommended any Superior Proposal for the Company to the Company Stockholders; (ii) if there shall have occurred a willful and material breach of Section 5.05 by the Company or any Company Subsidiary; (iii) if following the announcement or receipt of a proposal for a Competing Transaction for the Company, the Company shall have failed to proceed to hold the Company Stockholders Meeting pursuant to the first sentence of Section 6.02(a); or (iv) if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Merger Agreement shall have occurred that would cause any of the conditions set forth in Section 7.02(a), Section 7.02(b) or Section 7.02(c) not to be satisfied, and such condition shall be incapable of being satisfied by the End Date;

      (d)  by the Company (i) if Acquiror’s Board of Directors shall have (A) amended, modified, withdrawn, conditioned or qualified its recommendation in a manner adverse to the Company, (B) failed to recommend that the Acquiror Stockholders vote to adopt this Merger Agreement or (C) recommended any Superior Proposal for Acquiror to the Acquiror Stockholders; (ii) if there shall have occurred a willful and material breach of Section 5.05 by Acquiror; (iii) if following the announcement or receipt of a proposal for a Competing Transaction for Acquiror, Acquiror shall have failed to proceed to hold Acquiror Stockholders

Meeting pursuant to the first sentence of Section 6.02(b); or (iv) if a breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Merger Agreement shall have occurred that would cause any of the conditions set forth in Section 7.03(a), Section 7.03(b), Section 7.03(c), Section 7.04(a), Section 7.04(b) or Section 7.04(c) not to be satisfied, and such condition is incapable of being satisfied by the End Date;

      (e)  by the Company, if after the satisfaction of all of the conditions to consummation of the Merger set forth in Article VII (other than Section 7.04(d)) have been satisfied or waived, (i) an XM Termination Event shall have occurred and be continuing, and (ii) the Preferred Stockholders shall have directed the Company to terminate this Merger Agreement; and

      (f)  by the Company, at any time after June 5, 2001 and prior to the Company’s receipt of the Acquiror Consent Notice, if the Company shall not have received the Acquiror Consent Notice on or prior to June 5, 2001.

SECTION 8.02.  Effect of Termination.

      If this Merger Agreement is terminated pursuant to Section 8.01, the provisions of Sections 6.08, 8.02, 8.03, 9.02, 9.05, 9.06, 9.07, 9.10 and 9.12 of this Merger Agreement shall remain in full force and effect and survive any termination of this Merger Agreement. Nothing herein shall release any party from liability for a willful breach of this Merger Agreement.

SECTION 8.03.  Fees and Expenses.

      (a)  Except as set forth in Section 6.08 and this Section 8.03, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement and the Registration Statement shall be shared equally by Acquiror and the Company.

      (b)  If this Merger Agreement is terminated pursuant to Sections 8.01(b)(i) or (iv) or Section 8.01(c) (but in each such case only if the Company or its stockholders have received in writing, or there shall have been publicly disclosed, a proposal for a Competing Transaction for the Company on or before the date of such termination and an agreement or agreements to effect a transaction is entered into within six months of such termination pursuant to a proposal for a Competing Transaction for the Company (a “Company Subsequent Alternate Transaction”); provided, however, that if this Merger Agreement is terminated pursuant to Sections 8.01(b)(i) or 8.01(c)(iv), only if such Company Subsequent Alternate Transaction is consummated), the Company shall pay to Acquiror a termination fee equal to $6 million (the “Termination Fee”), plus reasonable out-of-pocket expenses not to exceed $1.5 million.

      (c)  If this Merger Agreement is terminated pursuant to Sections 8.01(b)(i) or (iii) or Section 8.01(d) (but in each such case only if Acquiror or its stockholders have received in writing, or there shall have been publicly disclosed, a proposal for a Competing Transaction for Acquiror on or before the date of such termination and an agreement or agreements to effect a transaction is entered into within six months of such termination pursuant to a proposal for a Competing Transaction (an “Acquiror Subsequent Alternate Transaction”); provided, however, that if this Merger Agreement is terminated pursuant to Sections 8.01(b)(i) or 8.01(d)(iv), only if such Acquiror Subsequent Alternate Transaction is consummated), Acquiror shall pay to the Company the Termination Fee, plus reasonable out-of-pocket expenses not to exceed $1.5 million.

      (d)  Any payment of the Termination Fee pursuant to Section 8.03(b) or (c) shall be made within one business day after the same becomes payable. If one party fails to pay to the other promptly any fee or expense due hereunder (including the Termination Fee), the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee and/or expense at the publicly announced prime or base rate of Citibank, N.A. from the date such fee was required to be paid to the date it is paid.

      (e)  The remedies provided for in this Section 8.03 shall not be exclusive of any rights at law or in equity that any party may have in the event of a termination of this Merger Agreement.

SECTION 8.04.  Amendment.

      This Merger Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, however, that, after the Company Stockholder Approval or the Acquiror Stockholder Approval, as the case may be, no amendment may be made which would require such approval under applicable Law without stockholder approval; provided, further, however, that unless consented to in writing by the Preferred Stockholders (such consent to be given at the sole discretion of the Preferred Stockholders), no amendment to this Merger Agreement (together with the Exhibits, Schedules, the Company Disclosure Schedule and the Acquiror Disclosure Schedule and the other Documents delivered pursuant hereto) or any provision hereof or thereof shall be made if such amendment would be reasonably likely to adversely affect the rights or remedies of the Preferred Stockholders; provided, further, however, that unless consented to in writing by Hughes (such consent to be given at the sole discretion of Hughes), no amendment to this Merger Agreement (together with the Exhibits, Schedules, the Company Disclosure Schedule and the Acquiror Disclosure Schedule and the other Documents delivered pursuant hereto) or any provision hereof or thereof shall be made if such amendment would be reasonably likely to adversely affect the rights, remedies or overall economics of the transactions contemplated herein of either Hughes or Acquiror. For the avoidance of doubt, no amendment of Section 7.02(c) of this Merger Agreement shall be made without the prior written consent of Hughes, and neither the Preferred Stockholders nor Hughes shall have any consent rights with respect to actions taken pursuant to Section 6.03(d) or 6.03(e) of this Merger Agreement. This Merger Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Actions permitted to be taken by the Company may be taken at the discretion of the Special Committee of the Company Board of Directors.

SECTION 8.05.  Extension; Waiver.

      At any time prior to the Effective Time, except as otherwise expressly set forth herein, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any Document delivered pursuant hereto and (c) subject to the proviso of Section 8.04, waive compliance with any of the agreements or conditions contained herein; provided, however, that unless consented to in writing by the Preferred Stockholders (such consent to be given at the sole discretion of the Preferred Stockholders), no extension or waiver of this Merger Agreement (together with the Exhibits, Schedules, the Company Disclosure Schedule and the Acquiror Disclosure Schedule and the other Documents delivered pursuant hereto) or any provision hereof or thereof shall be made if such extension or waiver would be reasonably likely to adversely affect the rights or remedies of the Preferred Stockholders; provided, further, however, that unless consented to in writing by Hughes (such consent to be given at the sole discretion of Hughes), no extension or waiver of this Merger Agreement (together with the Exhibits, Schedules, the Company Disclosure Schedule and the Acquiror Disclosure Schedule and the other Documents delivered pursuant hereto) or any provision hereof or thereof shall be made if such extension or waiver would be reasonably likely to adversely affect the rights, remedies or overall economics of the transactions contemplated herein of either Hughes or Acquiror. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Merger Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01  Effectiveness of Representations, Warranties and Agreements.

      (a)  Except as set forth in Section 9.01(b) of this Merger Agreement, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any affiliate of such party or any of their officers, directors, representatives or agents whether prior to or after the execution of this Merger Agreement.

      (b)  Notwithstanding any provision to the contrary herein, the representations and warranties in this Merger Agreement will terminate at the Effective Time; provided, however, that this Section 9.01(b) shall in no way limit or terminate any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after the termination of this Merger Agreement pursuant to Article VIII. For the avoidance of doubt, the representations, warranties and covenants set forth in the Discrepancy Notes are intended to be made as of the execution and delivery of the Discrepancy Notes and are also intended to, and shall each, survive the occurrence of the Effective Time and the termination of this Merger Agreement (assuming the Merger has been consummated and the Discrepancy Notes are issued).

SECTION 9.02.  Notices.

      All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses or sent by electronic transmission to the following telecopier numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

(a)	If to Acquiror or to Merger Sub:

Motient Corporation 10802 Parkridge Blvd. Reston, Virginia 20191 Telecopier No.: 703-758-6134 Attention: General Counsel

With a copy (which shall not constitute notice) to:

Hogan & Hartson, L.L.P.

8300 Greensboro Drive, Suite 1100
McLean, Virginia 22102
Telecopier No.: 703-610-6200
Attention: Richard K.A. Becker, Esq.

(b)	If to the Company:

Rare Medium Group, Inc.

565 Fifth Avenue
29th Floor
New York, New York 10017
Telecopier No.: 212-856-9122
Attention: General Counsel

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square
New York, New York 10036
Telecopier No.: 212-735-2000
Attention: David Friedman, Esq. and Gregory Fernicola, Esq.

With a copy to (which shall not constitute notice) to:

O’Sullivan Graev & Karabell, LLP

30 Rockefeller Plaza — 27th Floor
New York, New York 10112
Telecopier No.: 212-218-9410
Attention: Dominick P. DeChiara, Esq.

SECTION 9.03.  Headings.

      The headings contained in this Merger Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Merger Agreement.

SECTION 9.04.  Severability.

      If any term or other provision of this Merger Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Merger Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Merger Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.05.  Entire Agreement.

      This Merger Agreement (together with the Exhibits, Schedules, the Company Disclosure Schedule and the Acquiror Disclosure Schedule and the other Documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

SECTION 9.06.  Assignment.

      This Merger Agreement shall not be assigned by operation of Law or otherwise.

SECTION 9.07.  Parties in Interest.

      This Merger Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Merger Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Merger Agreement, other than (i) Section 6.07 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties), (ii) Section 5.07(d) (which is intended to be for the benefit of the individuals covered by the agreements listed on Schedule 5.07(d) of the Company Disclosure Schedule), (iii) the other provisions contained herein which are intended to benefit the Preferred Stockholders and (iv) the other provisions contained herein which are intended to benefit Hughes. The parties hereto expressly acknowledge and agree that each of the Preferred Stockholders (and its successors and assigns) is a third-party beneficiary of Sections 2.01(b), 2.05, 4.26, 5.08, 6.08, 6.09, 7.04, 8.01(e), 8.02, the second proviso in the first sentence of Section 8.04, the proviso in the first sentence of Section 8.05, the second sentence of Section 9.01(b), and this sentence, and as such, may enforce such provisions against the Company and Acquiror and shall have all rights and remedies of a third-party beneficiary with respect to such provisions. Further, the parties hereto expressly acknowledge and agree that Hughes (and its successors and assigns) is a third-party beneficiary of Section 8.04 and 8.05 and, as such, may enforce such provisions against Acquiror and the Company and shall have all rights and remedies of a third-party beneficiary with respect to such provisions.

SECTION 9.08.  Mutual Drafting.

      Each party hereto has participated in the drafting of this Merger Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

SECTION 9.09.  Specific Performance.

      In addition to any other remedies which any party may have at law or in equity, the Company hereby acknowledges that the Company Preferred Stock, the Company Common Stock, the Company and the Company Subsidiaries are unique, and that the harm to Acquiror resulting from breaches by the Company of its obligations cannot be adequately compensated by damages and Acquiror hereby acknowledges that the Discrepancy Notes, the Acquiror Series A Preferred Stock and Acquiror are unique, and that the harm to the Company resulting from breaches by Acquiror of its obligations cannot be adequately compensated by damages. Accordingly, each party agrees that the other party shall have the right to have all obligations, undertakings, agreements, covenants and other provisions of this Merger Agreement specifically performed by such party and that the other party shall have the right to obtain an order or decree of such specific performance in any of the courts of the United States of America or of any state or other political subdivision thereof.

SECTION 9.10.  Governing Law.

      This Merger Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to any principles of conflicts of law.

SECTION 9.11.  Counterparts.

      This Merger Agreement may be executed and delivered in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12.  Confidentiality.

      All information delivered to or obtained by or on behalf of any party to this Merger Agreement shall be held pursuant to the Confidentiality Agreement.

SECTION 9.13.  Jurisdiction.

      Except as otherwise expressly provided in this Merger Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Merger Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Delaware or any Delaware State court sitting in Wilmington, Delaware having subject matter jurisdiction, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

SECTION 9.14.  Waiver of Jury Trial.

      EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE X

DEFINITIONS

      For purposes of this Merger Agreement, the following terms, and the singular and plural thereof, shall have the meanings set forth below:

      “Acquiror” is defined in the Preamble to this Merger Agreement.

      “Acquiror Balance Sheet” means Acquiror’s consolidated balance sheet included in the Acquiror 10-K relating to its fiscal year ended December 31, 2000.

      “Acquiror Benefit Plans” is defined in Section 4.14(a).

      “Acquiror Common Stock” means the common stock, par value $.01 per share, of Acquiror.

      “Acquiror Consent Notice” is defined in Section 6.11.

      “Acquiror Contracts” is defined in Section 4.12(a).

      “Acquiror Disclosure Schedule” is defined in Article IV.

      “Acquiror Intellectual Property” is defined in Section 4.17(a).

      “Acquiror Material Adverse Effect” means any event, change or effect that, individually or when taken together with all other such events and not measured solely on a quarterly basis, changes or effects, is or is reasonably likely to be materially adverse to the business, operations, condition (financial or otherwise), Assets or liabilities of Acquiror and the Acquiror Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been or will be an Acquiror Material Adverse Effect:

      (a)  any change in the market price or trading volume of Acquiror Common Stock;

      (b)  any failure by Acquiror to meet internal projections or forecasts or published revenue or earnings predictions; or

      (c)  any adverse change or effect (including any litigation, loss of employees, cancellation of or delay in customer orders, reduction in revenues or income or disruption of business relationships) arising from or attributable or relating to (i) the announcement or pendency of the Merger, (ii) conditions affecting the industry or industry sector in which Acquiror or any Acquiror Subsidiary participates, the U.S. economy as a whole or any foreign economy in any location where Acquiror or any Acquiror Subsidiary has material operations or sales, (iii) legal, accounting, investment banking or other fees or expenses incurred in connection with the transactions contemplated by this Merger Agreement, (iv) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence as of the date of this Merger Agreement, (v) compliance with the terms of, or the taking of any action required by, this Merger Agreement, (vi) the taking of any action approved or consented to by the Company, (vii) any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof, (viii) any action required to be taken under applicable Laws or Agreements, or (ix) any actions taken by Acquiror or any Acquiror Subsidiary with the consent of the Company pursuant to and in accordance with Section 5.02 or any other provision of this Merger Agreement applicable to Acquiror or an Acquiror Subsidiary.

      “Acquiror Monthly Report” is defined in Section 5.04(h).

      “Acquiror Non-Voting Common Stock” is defined in Section 1.05.

      “Acquiror Option” is defined in Section 2.04.

      “Acquiror Owned Software” is defined in Section 4.17(j).

      “Acquiror Post-Signing SEC Documents” is defined in Section 6.05.

      “Acquiror Preferred Stock” is defined in Section 4.05(a).

      “Acquiror Pre-Merger Warrants” shall mean each outstanding unexercised and unexpired warrant to purchase Acquiror Common Stock.

      “Acquiror Real Property” means the real property currently or formerly owned, operated, or used by Acquiror or any Acquiror Subsidiary.

      “Acquiror SEC Documents” means (i) Acquiror’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (the “Acquiror 10-K ”), (ii) Acquiror’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the “Acquiror 10-Q”), (iii) Acquiror’s proxy or information statements relating to meetings of, or actions taken without a meeting by, the Acquiror Stockholders held since December 31, 1996, and (iv) all other reports, filings, registration statements and other documents filed by Acquiror with the SEC since December 31, 1996.

      “Acquiror Securities” is defined in Section 4.05(b).

      “Acquiror Series A Preferred Stock” is defined in Section 1.05.

      “Acquiror Series A Non-Voting Preferred Stock” is defined in Section 1.05.

      “Acquiror Stock Options” shall mean each outstanding unexercised and unexpired option to purchase Acquiror Common Stock under the Acquiror Stock Plans.

      “Acquiror Stock Plans” shall mean Acquiror’s Stock Award Plan and Director Stock Option Plan.

      “Acquiror Stockholder Approval ” is defined in Section 4.20(a).

      “Acquiror Stockholders” is defined in the Preamble to this Merger Agreement.

      “Acquiror Stockholders Meeting ” is defined in Section 6.01(c).

      “Acquiror Subsequent Alternate Transaction” is defined in Section 8.03(c).

      “Acquiror Subsidiary” means a corporation, partnership, joint venture or other entity of which Acquiror owns, directly or indirectly, at least 50% of the outstanding securities or other interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body or otherwise exercise Control of such entity.

      “Acquiror Tax Returns” means all Tax Returns required to be filed by Acquiror or any Acquiror Subsidiaries.

      “Acquiror Voting Agreement” means the voting agreement among Acquiror and certain stockholders of Acquiror, substantially in the form of Exhibit C.

      “Acquiror Warrant” is defined in Section 2.05.

      “Acquiror XM Stock” is defined in Section 4.26(e).

      “affiliate” means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

      “Affiliate Agreements” means the Affiliate Agreements in substantially the form of Exhibit D.

      “Agreement” means any concurrence of understanding and intention between two or more Persons with respect to their relative rights and/or obligations or with respect to a thing done or to be done (whether or not conditional, executory, express, implied, in writing or meeting the requirements of contract), including, without limitation, contracts, leases, promissory notes, covenants, easements, rights of way, covenants, commitments, arrangements and understandings.

      “Assets” means assets of every kind and everything that is or may be available for the payment of liabilities (whether inchoate, tangible or intangible), including, without limitation, real and personal property. For the avoidance of doubt, “Assets” includes any capital stock, share certificates, or other equity interests.

      “Bank Waiver ” means Amendment No. 3 of Revolving Credit Agreement, Waiver of Revolving Credit Agreement and Term Credit Agreement and Termination and Release of Shareholder Guarantors among the Acquiror and each of the other parties to the Term Credit Agreement and the Revolving Credit Agreement and certain other Loan Documents as such term is defined in both the Term Credit Agreement and the Revolving Credit Agreement.

      “Bloomberg ” means Bloomberg Financial Markets (or a comparable reporting service of national reputation selected by the Company if Bloomberg Financial Markets is not then reporting closing bid prices of such security).

      “Board of Directors” means, with respect to any Person, the board of directors or other body performing similar functions if such Person is not a corporation, of such Person, or any duly authorized committee thereof.

      “Bridge Note Agreement” means the Note Purchase Agreement between Acquiror and the Company dated as of April 2, 2001.

      “Bridge Note Documents” means the Bridge Note Agreement, the Pledge Agreement (as defined in the Bridge Note Agreement) and, if any, the Second Pledge Agreement (as defined in the Bridge Note Agreement).

      “business day” means a day other than a Saturday, a Sunday or any other day on which commercial banks in the State of New York or in the Commonwealth of Virginia are authorized or obligated to be closed.

      “Capital Lease Obligations” means all monetary obligations of a Person under any leasing or similar arrangement which, in accordance with GAAP, is classified as a capital lease.

      “Certificate of Merger ” is defined in Section 1.02.

      “Certificates” is defined in Section 2.02(b).

      “Claims” means all demands, claims, actions or causes of action, assessments, losses, damages (including, without limitation, diminution in value), liabilities, sanctions, costs and expenses, including, without limitation, interest, penalties and attorneys’ fees and disbursements.

      “Closing ” is defined in Section 2.08.

      “Closing Date” is defined in Section 2.08.

      “Code” means the United States Internal Revenue Code of 1986, as amended.

      “Collateral Purchase Agreement” means, if any Discrepancy Notes are required to be issued at the Effective Time, an agreement to be executed at the Effective Time among Acquiror, one or more of the holders of the Discrepancy Notes or any designee or affiliate appointed by them, Hughes and each other party to the Intercreditor Agreement, which shall set forth certain additional rights, if any, with respect to the collateral subject to the Intercreditor Agreement and shall be in form and substance reasonably satisfactory to Hughes and the holders of the Discrepancy Notes.

      “Common Stock Merger Consideration” is defined in Section 2.01(a).

      “Company” is defined in the Preamble to this Merger Agreement.

      “Company Affiliates” is defined in Section 3.27.

      “Company Balance Sheet ” means the Company’s consolidated balance sheet included in the Company 10-K.

      “Company Benefit Plans” is defined in Section 3.14(a).

      “Company Common Stock” is defined in Section 2.01(a).

      “Company Contracts” is defined in Section 3.12(a).

      “Company Designees” is defined in Section 1.06.

      “Company Disclosure Schedule” is defined in Article III.

      “Company Intellectual Property” is defined in Section 3.17(a).

      “Company Insiders” is defined in Section 6.13.

      “Company Material Adverse Effect” means any event, change or effect that, individually or when taken together with all other such events and not measured solely on a quarterly basis, changes or effects, is or is reasonably likely to be materially adverse to the business, operations, condition (financial or otherwise), Assets or liabilities of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect:

      (a)  any change in the market price or trading volume of Company Common Stock;

      (b)  any failure by the Company to meet internal projections or forecasts or published revenue or earnings predictions; or

      (c)  any adverse change or effect (including any litigation, loss of employees, cancellation of or delay in customer orders, reduction in revenues or income or disruption of business relationships) arising from or attributable or relating to (i) the announcement or pendency of the Merger, (ii) conditions affecting the industry or industry sector in which the Company or any Company Subsidiary participates, the U.S. economy as a whole or any foreign economy in any location where the Company or any Company Subsidiary has material operations or sales, (iii) legal, accounting, investment banking or other fees or expenses incurred in connection with the transactions contemplated by this Merger Agreement, (iv) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence as of the date of this Merger Agreement, (v) compliance with the terms of, or the taking of any action required by, this Merger Agreement, (vi) the taking of any action approved or consented to by Acquiror, (vii) any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof, (viii) any action required to be taken under applicable Laws or Agreements, (ix) any action taken by the Company or any Company Subsidiary with the consent of Acquiror pursuant to and in accordance with Section 5.01 or any other provision of this Merger Agreement applicable to the Company or a Company Subsidiary, or (x) write-offs or loan forgiveness in connection with Portfolio Companies.

      “Company Monthly Report” is defined in Section 5.04(e).

      “Company Owned Software” is defined in Section 3.17(j).

      “Company Post-Signing SEC Documents” is defined in Section 6.05.

      “Company Preferred Stock” is defined in Section 2.01(b).

      “Company Preferred Transaction Expenses” is defined in Section 6.08.

      “Company Real Property” means the real property currently or formerly owned, operated, or used by the Company, any Company Subsidiary or Fresh Air Solutions, L.P.

      “Company SEC Documents” means (i) the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (the “Company 10-K ”), (ii) the Company’s draft Form 10-Q for the quarter ended March 31, 2001 (the “Company 10-Q”), (iii) the Company’s proxy or information statements relating to meetings of, or actions taken without a meeting by, the Company Stockholders held since December 31, 1996, and (iv) all other reports, filings, registration statements and other documents filed by the Company with the SEC since December 31, 1996.

      “Company Securities” is defined in Section 3.05(b).

      “Company Stock Options” is defined in Section 2.04.

      “Company Stock Plans” is defined in Section 2.04.

      “Company Stockholder Approval ” is defined in Section 3.20(a).

      “Company Stockholders Meeting ” is defined in Section 6.01(b).

      “Company Stockholders” is defined in the Preamble to this Merger Agreement.

      “Company Subsequent Alternate Transaction” is defined in Section 8.03(b).

      “Company Subsidiary” means a corporation, partnership, joint venture or other entity of which the Company owns, directly or indirectly, at least 50% of the outstanding securities or other interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body or otherwise exercise Control of such entity other than a Portfolio Company.

      “Company Tax Returns” means all Tax Returns required to be filed by the Company or any Company Subsidiaries.

      “Company Voting Agreement” means the voting agreement among the Company and certain stockholders of the Company, substantially in the form of Exhibit E.

      “Company Warrants” is defined in Section 2.05.

      “Competing Transaction” is defined in Section 5.05(d).

      “Confidentiality Agreement” shall mean that certain confidentiality agreement between Acquiror and the Company dated December 22, 2000.

      “Contingent Obligation” means, as applied to any Person, any direct or indirect liability of that Person with respect to any Indebtedness, lease, dividend, letter of credit or other obligation (the “primary obligations”) of another Person (the “primary obligor”), including, without limitation, any obligation of that Person, whether or not contingent, (a) to purchase, repurchase or otherwise acquire such primary obligations or any property constituting direct or indirect security therefor, or (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation, or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor, or (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the holder of any such primary obligation against loss in respect thereof, or (e) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of any Indebtedness. For purposes of this definition, the amount of any Contingent Obligation shall be deemed to be an amount equal to the maximum reasonably anticipated liability in respect thereof.

      “Control” (including the terms “Controlled by” and “under common Control with”) means, as used with respect to any Person, possession, directly or indirectly or as a trustee or executor, of power to direct or cause the direction of management or policies of such Person (whether through ownership of voting securities, as trustee or executor, by Agreement or otherwise).

      “Counter Proposal ” is defined in Section 5.05(f).

      “Current Cash Reserves” is defined in Section 3.28.

      “Delaware Law” is defined in the Preamble to this Merger Agreement.

      “Discrepancy Note” is defined in Section 2.01(b).

      “Discrepancy Note Agreement” is defined in Section 2.01(b).

      “Discrepancy Note Documents” means any or all of (i) the Discrepancy Notes, (ii) the Discrepancy Note Agreement, (iii) the Collateral Purchase Agreement, (iv) the Intercreditor Agreement, and (v) any other documents, instruments or agreements in connection with any of the foregoing, in form and substance reasonably satisfactory to the parties thereto.

      “Dispositions” is defined in Section 5.01(f).

      “Documents” means any paper or other material (including, without limitation, computer storage media) on which is recorded (by letters, numbers or other marks) information that may be evidentially used, including, without limitation, legal opinions, mortgages, indentures, notes, instruments, leases, Agreements, insurance policies, reports, studies, financial statements (including, without limitation, the notes thereto), other written financial information, schedules, certificates, charts, maps, plans, photographs, letters, memoranda and all similar materials.

      “Employees” is defined in Section 5.07(a).

      “Effective Time” is defined in Section 1.02.

      “Encumbrance” means, as used with respect to any Person, any mortgage, lien, pledge, encumbrance, security interest, deed of trust, option, encroachment, reservation, order, decree, judgment, condition, restriction, charge, Agreement, claim or equity of any kind, other than: (i) Taxes not yet due or the validity of which is being contested in good faith by appropriate proceedings, and as to which such Person shall, if appropriate under GAAP, have set aside in such Person’s financial statements and on its books and records adequate reserves; and (ii) deposits under workers’ compensation, unemployment insurance, social security and other similar Laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure indemnity, performance or other similar bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations or surety or appeal bonds, or to secure indemnity, performance or other similar bonds in the Ordinary Course of Business; provided, that the exceptions set forth in the foregoing clauses (i) and (ii) shall not apply with respect to any Acquiror XM Stock and solely with respect to any Acquiror XM Stock, any such event or condition shall be expressly included as “Encumbrances.”

      “End Date” is defined in Section 8.01(b)(i).

      “Environmental Claims” means, with respect to any Person, all Claims pursuant to Environmental Laws, including but not limited to, those based on, arising out of or otherwise relating to: (i) the Remediation, presence or Release of, or exposure to, Hazardous Materials or other environmental conditions initiated, existing or occurring prior to the Closing Date at, on, under, above, from, or about any real properties currently or formerly owned, leased or operated by such Person or any of its predecessors or affiliates; (ii) the off-site Release, treatment, transportation, storage or disposal prior to the Closing Date of Hazardous Materials originating from such Person’s Assets or business; or (iii) any violations of Environmental Laws by such Person prior to the Closing Date, including reasonable expenditures necessary to cause such Person to be in compliance with or resolve violations of Environmental Laws.

      “Environmental Laws” means any Laws (including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act), now or hereafter in effect relating to the Remediation, generation, production, installation, use, storage, treatment, transportation, Release, threatened Release, or disposal of Hazardous Materials, or noise control, or the protection of human health, safety, natural resources, animal health or welfare, or the environment.

      “Environmental Permits” means any permits, licenses, certificates and approvals required under any Environmental Law.

      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

      “ERISA Affiliate” is defined in Section 3.14(a).

      “ESOP” is defined in Section 3.14(f).

      “Excess Shares” is defined in Section 2.02(e).

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

      “Exchange Agent” is defined in Section 2.02(a).

      “Exchange Fund” is defined in Section 2.02(a).

      “FCC ” means the Federal Communications Commission.

      “FCC Licenses ” is defined in Section 4.15(c).

      “GAAP” is defined in Section 3.08(a).

      “Government Contract” means any Agreement with or for (and any subcontract at any tier under an Agreement with or for) any federal, state or local governmental agency, department, commission, board, bureau, authority or instrumentality.

      “Governmental Entities” (including the term “Governmental ”) means any governmental, quasi-governmental or regulatory authority, whether domestic or foreign.

      “group” is defined in Section 5.05(d).

      “Guaranteed Amount” is defined in Section 2.01(b)(i)(B).

      “Hazardous Materials” means any wastes, substances, radiation, or materials (whether solids, liquids or gases): (i) which are hazardous, toxic, infectious, explosive, radioactive, carcinogenic, or mutagenic; (ii) which are or become defined as “pollutants,” “contaminants,” “hazardous materials,” “hazardous wastes,” “hazardous substances,” “toxic substances,” “radioactive materials,” “solid wastes,” or other similar designations in, or otherwise subject to regulation under, any Environmental Laws; (iii) which contain without limitation polychlorinated biphenyls (PCBs), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof); or (iv) which pose a hazard to human health, safety, natural resources, employees, or the environment.

      “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

      “Hughes” means Hughes Electronics Corporation.

      “Indebtedness” of any Person means without duplication, (a) all indebtedness for borrowed money; (b) all obligations issued, undertaken or assumed as the deferred purchase price of capital assets; (c) all reimbursement obligations with respect to surety bonds, letters of credit, bankers’ acceptances and similar instruments (in each case, whether or not matured), excluding performance bonds, letters of credit and similar undertakings in the ordinary course of business of such Person, to the extent that such undertakings do not secure an obligation for borrowed money or the deferred purchase price of a capital asset; (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, excluding performance bonds, letters of credit and similar undertakings in the Ordinary Course of Business of such Person, to the extent that such undertakings do not secure an obligation for borrowed money or the deferred purchase price of a capital asset; (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by the Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (f) all Capital Lease Obligations; (g) all net obligations with respect to Rate Contracts; (h) sale-leaseback financings; (i) all Contingent Obligations; (j) all Indebtedness referred to in paragraphs (a) through (i) above secured by any Lien upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; and (k) to the extent not otherwise included in paragraphs (a) through (i) above, the guarantee by such Person of any indebtedness referred to in paragraphs (a) through (i) above of any other Person. For purposes of this definition, any Indebtedness (w) of the Company to any wholly owned Company Subsidiary, (x) of any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary, (y) of Acquiror to any Acquiror Subsidiary and (z) of any Acquiror Subsidiary to Acquiror or any other Acquiror Subsidiary, shall be excluded from the definition of Indebtedness.

      “Indemnified Parties” is defined in Section 6.07(a).

      “Intellectual Property” is defined in Section 3.17(a).

      “Intercreditor Agreement” means, if any Discrepancy Notes are required to be issued at the Effective Time, an Intercreditor Agreement or similar agreement among Acquiror, Motient Holdings Inc., Hughes (as agent for certain shareholder guarantors), the holders of the Discrepancy Notes (or any agent, trustee or representative acting for their benefit) and any other creditors of Acquiror having a Lien on substantially all of the assets of Acquiror, which agreement shall set forth the relative rights and priorities of the secured creditors of Acquiror with respect to any assets of Acquiror securing obligations to such creditors and shall be in form and substance reasonably satisfactory to Hughes and the holders of the Discrepancy Notes.

      “IRS ” means the United States Internal Revenue Service and its successors.

      “Joint Proxy Statement” is defined in Section 6.01(a).

      “knowledge” (including the terms “knowing ” and “knowingly”) will be deemed to be present with respect to the Company and the Company Subsidiaries, on the one hand, or Acquiror and the Acquiror Subsidiaries, on the other hand, when the matter in question was brought to the attention of or, if due diligence had been exercised, would have been brought to the attention of, any officer or any other employee with the title of Vice President or above of the Company or any Company Subsidiary, on the one hand, or Acquiror or any Acquiror Subsidiary, on the other hand.

      “Laws” means all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, tariffs, determinations, writs, injunctions, awards (including, without limitation, awards of any arbitrator), judgments and decrees applicable to the specified Person and to the businesses and Assets thereof (including, without limitation, Laws relating to securities registration and regulation; the sale, leasing, ownership or management of real property; employment practices, terms and conditions, and wages and hours; building standards, land use and zoning; safety, health and fire prevention; and environmental protection, including Environmental Laws).

      “License” means any franchise, grant, authorization, license, tariff, permit, easement, variance, exemption, consent, certificate, approval or order of any Governmental Entity.

      “Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit arrangement, encumbrance, lien (statutory or other) or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a Capital Lease Obligation, any financing lease having substantially the same economic effect as any of the foregoing, or the filing of any financing statement naming the owner of the asset to which such lien relates as debtor, under the UCC or any comparable law) and any contingent or other agreement to provide any of the foregoing.

      “Merger ” is defined in the Preamble to this Merger Agreement.

      “Merger Agreement” is defined in the Preamble to this Merger Agreement.

      “Merger Consideration” is defined in Section 2.01(b).

      “Merger Sub” is defined in the Preamble to this Merger Agreement.

      “Merger Sub Stockholder” is defined in the Preamble to this Merger Agreement.

      “Merger Sub Stockholder Approval ” is defined in Section 4.20(c).

      “MSV Asset Sale Agreement” is defined in Section 5.02(r).

      “Multiemployer Plan” is defined in Section 3.14(b).

      “NASD” means the National Association of Securities Dealers, Inc.

      “New Guarantor” is defined in Section 2.06(b).

      “New Lender” is defined in Section 2.06(a).

      “Ordinary Course of Business” means ordinary course of business consistent with past practices and, in the reasonable judgment of a diligent businessman, prudent business operations.

      “Original Consideration Value” is defined in Section 2.01(b).

      “Other Arrangement” means a benefit program or practice providing for bonuses, incentive compensation, vacation pay, severance pay, insurance, restricted stock, stock options, employee discounts, company cars, tuition reimbursement or any other perquisite or benefit (including, without limitation, any fringe benefit under Section 132 of the Code) to employees, officers or independent contractors that is not a Plan.

      “Outstanding Consents” is defined in Section 6.11.

      “Pension Plan” means an “employee pension benefit plan” as such term is defined in Section 2(2) of ERISA.

      “Person” means an individual, corporation, partnership, joint venture, trust, unincorporated organization or other entity, or a Governmental Entity.

      “Plan” means any plan, program or arrangement, whether or not written, that is or was an “employee benefit plan” as such term is defined in Section 3(3) of ERISA and (i) which was or is established or maintained by the Company or any Company Subsidiary; (ii) to which the Company or any Company Subsidiary contributed or was obligated to contribute or to fund or provide benefits; or (iii) which provides or promises benefits to any person who performs or who has performed services for the Company or any Company Subsidiary and because of those services is or has been (A) a participant therein or (B) entitled to benefits thereunder.

      “Portfolio Company” means those entities identified on the Portfolio Company Schedule of the Company Disclosure Schedules.

      “Preferred Stock Merger Consideration” is defined in Section 2.01(b).

      “Preferred Stockholders” means, for purposes of this Merger Agreement, each Person that is a holder of Company Preferred Stock entitled to receive one or more Discrepancy Notes pursuant to the terms of this Merger Agreement, whether such Person is a holder thereof as of the date of this Merger Agreement (each such Person as of the date hereof being identified on Schedule 3.27 of the Company Disclosure Schedule) or at any time thereafter up to the Effective Time.

      “Principal Amount” is defined in Section 2.01(b).

      “Proposed Satellite Restructuring ” means a possible transaction or series of transactions pursuant to which the satellite assets of Motient Services Inc. would be transferred to Mobile Satellite Ventures LLC, in a transaction whereby (i) Acquiror would borrow up to $45 million under its existing term or revolving credit facilities and Acquiror would loan up to $45 million to Mobile Satellite Ventures LLC, (ii) Mobile Satellite Ventures would purchase or otherwise acquire the Subject Assets (as defined in the MSV Asset Sale Agreement) from Motient Services Inc. for a purchase price of $45 million and the issuance of a promissory note in the principal amount of $15 million to Motient Services Inc. as contemplated by the MSV Asset Sale Agreement, and (iii) Motient Services Inc. would use the $45 million in proceeds from Mobile Satellite Ventures LLC to repay $45 million under its existing revolving credit facility.

      “Qualified Plan” means a Pension Plan that satisfies, or is intended by the Company to satisfy, the requirements for tax qualification described in Section 401 of the Code.

      “Rate Contracts” means interest rate and currency swap agreements, cap, floor and collar agreements, interest rate insurance, currency spot and forward contracts and other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates; provided, that, such agreements or arrangements are documented under master netting agreements.

      “Real Property” means, as to any Person, the real property currently or formerly owned, operated or used by such Person.

      “Registration Rights Agreement” shall mean the registration rights agreement between Acquiror and the Preferred Stockholders substantially in the form of Exhibit F.

      “Registration Statement” is defined in Section 6.01(a).

      “Regulatory Disclosure” is defined in Section 4.15(c).

      “Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source (including without limitation, the Real Property and property adjacent to the Real Property) into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

      “Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual presence or Release of Hazardous Materials.

      “Repayment Amount” is defined in Section 7.02(c).

      “Representatives” is defined in Section 5.05(a).

      “Required Acquiror Stockholders Consent” shall mean any authorization or approval of the issuance of the Acquiror Series A Preferred Stock, the Acquiror Options and the Acquiror Warrants to be issued pursuant to the terms of this Merger Agreement and the issuance of any Acquiror Series A Preferred Stock, Acquiror Common Stock, Acquiror Series A Non-Voting Preferred Stock and/or Acquiror Non-Voting Common Stock upon the conversion and/or exercise thereof, that is required to be obtained from the Acquiror Stockholders pursuant to the Nasdaq Marketplace Rules.

      “Restated Charter ” is defined in Section 1.05.

      “Retirement Plan” is defined in Section 3.14(b).

      “Revolver Commitments” is defined in Section 2.06(a)(ii).

      “Revolver Guaranty Documents” is defined in Section 2.06(b).

      “Revolving Credit Agreement” means the Revolving Credit Agreement dated as of March 31, 1998 among Acquiror, any Acquiror Subsidiary that is a party thereto, the agents and the other lender parties thereto, in effect on the date hereof, without giving effect to any amendment, supplement, restatement or other modification thereto or waiver thereunder (except as expressly permitted or contemplated hereunder) effected without the prior written consent of the Company (which consent shall not be unreasonably withheld).

      “Revolving Loan Reduction Amount” means an amount equal to amount by which the Commitments (as defined in the Revolving Credit Facility) are required to be reduced pursuant to Section 3(b) of the Bank Waiver.

      “SEC ” means the United States Securities and Exchange Commission and its successors.

      “Section 16 Information” is defined in Section 6.13.

      “Securities Act” means the Securities Act of 1933, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

      “Special Committee” shall mean a committee of the board of directors of the Company designated to consider the transactions contemplated by this Merger Agreement and to make certain recommendations to such board of directors regarding the transactions contemplated herein.

      “Superior Proposal ” is defined in Section 5.05(e).

      “Surviving Corporation” is defined in Section 1.01.

      “Tax Returns” means all federal, state, local, foreign and other applicable returns, declarations, reports and information statements with respect to Taxes required to be filed with the IRS or any other Governmental Entity or Tax authority or agency, including, without limitation, consolidated, combined and unitary tax returns (collectively, “returns”) and all amended returns and claims for refund of Taxes.

      “Taxes” (including the terms “Tax” and “Taxing ”) means all federal, state, local and foreign taxes (including, without limitation, income, profit, franchise, sales, use, real property, personal property, ad valorem, excise, employment, social security and wage withholding taxes) and installments of estimated taxes, assessments, deficiencies, levies, imports, duties, license fees, registration fees, withholdings, or other similar charges of every kind, character or description imposed by any Governmental Entity, and any interest, penalties or additions to tax imposed thereon or in connection therewith.

      “Term Credit Agreement” means the Term Credit Agreement dated as of March 31, 1998 among Acquiror, the agents and the other lender parties thereto, in effect on the date hereof, without giving effect to any amendment, supplement, restatement or other modification thereto or waiver thereunder (except as expressly permitted or contemplated hereunder) effected without the prior written consent of the Company (which consent shall not be unreasonably withheld).

      “Term Guaranty Documents” is defined in Section 2.06(b).

      “Term Loan Reduction Amount” means an amount equal to amount by which the Obligations (as defined in the Term Credit Facility) are required to paid pursuant to Section 17 of the Bank Waiver.

      “Term Loans” is defined in Section 2.06(a)(i).

      “Termination Fee” is defined in Section 8.03(b).

      “Tranche B and C Documents” is defined in Section 2.06(c).

      “Unencumbered XM Merger Shares” means XM Merger Shares complying with each of the representations and warranties as set forth in Section 4.26(f)(i).

      “VEBA” is defined in Section 3.14(f).

      “Volume Weighted Average Price” means, for any security as of any date, the volume weighted average prices of such security (as reported in Bloomberg) or, if no sale price is reported for such security by Bloomberg, the average of the per share bid prices of any market makers for such security as reported in the “pink sheets” by the National Quotation Bureau, Inc. If the Volume Weighted Average Price cannot be calculated for such security on such date on any of the foregoing bases, the Volume Weighted Average Price of such security on such date shall be the fair market value as reasonably determined by an investment banking firm selected by the Acquiror and reasonably acceptable to the Company and the Preferred Stockholders, with the costs of such appraisal to be borne by the Acquiror.

      “Voting Agreements” is defined in the Preamble to this Merger Agreement.

      “XM ” is defined in Section 4.26(a).

      “XM Class A Stock” means Class A Common Stock of XM, par value $.01 per share.

      “XM Class B Stock” means Class B Common Stock of XM, par value $.01 per share.

      “XM Merger Shares” is defined in Section 4.26(f).

      “XM Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement dated as of August 8, 2000, by and among XM and certain of its stockholders party thereto.

      “XM Related Rights” means all rights, benefits, powers and privileges of Acquiror with respect to Acquiror XM Stock under the XM Stock Documents, as amended in accordance with Section 6.09 of the Merger Agreement.

      “XM SEC Documents” is defined in Section 4.26(a).

      “XM Share Price” means, as of any date, the average of the Volume Weighted Average Price, as reported by Bloomberg, of the shares of XM Class A Stock for the ten (10) consecutive trading days ending on the trading day immediately preceding such determination date; provided, that, in the event that there is a material adverse event regarding XM or its operations that is publicly reported during such measurement period (either through a press release or through a filing with the SEC) the “XM Share Price” will instead be measured by the ten (10) consecutive trading days commencing on the trading day immediately following the date on which the release or report is made.

      “XM Stock Documents” means, any or all of the following as the context may require: (i) the certificate of incorporation and bylaws of XM, (ii) the Amended and Restated Shareholders Agreement, dated as of August 8, 2000, by and among XM and certain of its stockholders party thereto, (iii) the XM Restated Registration Rights Agreement, and (iv) any other documents and instruments to which Acquiror or any Acquiror Subsidiary is party (or has any direct or indirect rights under) pursuant to which Acquiror or any Acquiror Subsidiary has any rights, interests or obligations with respect to any Acquiror XM Stock.

      “XM Termination Event” means, on any determination date, an XM Share Price of less than $4.00 per share.

      IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have duly executed and delivered or have caused this Merger Agreement to be executed and delivered as of the date first written above.

MOTIENT CORPORATION

By:	/s/ WALTER V. PURNELL, JR.

Name: Walter V. Purnell, Jr.

Title: President and Chief Executive Officer

RARE MEDIUM GROUP, INC.

By:	/s/ GLENN S. MEYERS

Name: Glenn S. Meyers

Title:	Chairman, President and Chief Executive Officer

MR ACQUISITION CORP.

By:	/s/ WALTER V. PURNELL, JR.

Name: Walter V. Purnell, Jr.

Title: President

SCHEDULE 6.09

      Part (a): XM Merger Shares. Prior to the Effective Time, among other things, Acquiror shall have:

1)	converted such number of shares of XM Class B Stock into shares of XM Class A Stock in accordance with the XM Stock Documents such that Acquiror will be able to freely transfer nine million shares of XM Class A Stock, which shall be Unencumbered XM Merger Shares, to the Preferred Stockholders (or their designees) at the Effective Time;

2)	delivered irrevocable instructions to XM to cause share certificates representing the XM Merger Shares to be duly reissued to, and registered as record owner in the name of, the Preferred Stockholders (or their designees) as requested by the Preferred Stockholders in writing; and

3)	taken all such other action so that the conditions set forth in Sections 7.04(c) shall have been satisfied prior to the Effective Time.

      Part (b): XM Stock Documents. Prior to the Effective Time, among other things,

1)	the Amended and Restated Shareholders Agreement, dated as of August 8, 2000, by and among XM and certain of its stockholders party thereto relating to certain capital stock of XM shall be amended to accomplish the following objectives:

a)	cause one person designated by a majority of the holders of XM Merger Shares to serve on the board of directors of XM;

b)	permit the transfer of XM Merger Shares to the Preferred Stockholders (or their designees) and their successive transferees iteratively without any limitations, restrictions or conditions; and

c)	confirm that the provisions of Section 2.2 are applicable only to Acquiror, but not its transferees, and expressly provide that such provisions do not apply to the Preferred Stockholders (or their designees) or their respective successors or transferees.

      Part (c): Prior to the Effective time, among other things, Acquiror shall take such actions under the Amended and Restated Registration Rights Agreement, dated as of August 8, 2000, by and among XM and certain of its stockholders party thereto relating to certain capital stock of XM to cause Acquiror to transfer one of its demand registration rights and a pro-rata potion of all of its other registration rights to the Preferred Stockholders (or their designees) or their respective successors or transferees together with the XM Merger Shares.

Motient Corporation

MR Acquisition Corp.
10802 Parkridge Blvd.
Reston, Virginia 20191-5416

May 16, 2001

Rare Medium Group, Inc.
565 Fifth Avenue
29th Floor
New York, NY 10017

Apollo Investment Fund IV, L.P.
Apollo Overseas Partners IV, L.P.
AIF IV/RRRR LLC
1301 Avenue of the Americas
38th Floor
New York, NY 10019

     Re:  Merger Agreement

Ladies and Gentlemen:

      Reference is hereby made to that certain Agreement and Plan of Merger by and among Motient Corporation (“Acquiror”), MR Acquisition Corp. (“Merger Sub”) and Rare Medium Group, Inc. (the “Company”) dated as of May 14, 2001 (the “Merger Agreement”). All capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.

      Acquiror, Merger Sub, the Company and the Preferred Stockholders hereby acknowledge and agree that Schedule 6.09 of the Merger Agreement is hereby amended to delete Part (b)(1)(a) thereto in its entirety.

      This letter agreement may be executed and delivered in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      Please acknowledge your understanding of and agreement with the foregoing by signing this letter agreement in the spaces provided below.

Sincerely, MOTIENT CORPORATION

By: /s/ WALTER V. PURNELL, JR.

Name: Walter V. Purnell, Jr.
Title: President and Chief Executive Officer

MR ACQUISITION CORP.

By: /s/ WALTER V. PURNELL, JR.

Name: Walter V. Purnell, Jr. Title: President

AGREED AND ACCEPTED
this 16th day of May, 2001

RARE MEDIUM GROUP, INC.

By:	/s/ ROBERT LEWIS

Name: Robert Lewis

Title:
      Senior Vice President

APOLLO INVESTMENT FUND IV, L.P.

By:	Apollo Investment Fund IV, L.P., general partner

Apollo Capital Management IV, Inc., general partner

By: /s/ ANDREW AFRICK

Andrew Africk, Vice President

APOLLO OVERSEAS PARTNERS IV, L.P.

By:	Apollo Advisors IV, L.P., general partner

By:	Apollo Capital Management IV, Inc., general partner

By:	/s/ ANDREW AFRICK

Andrew Africk, Vice President

AIF IV/RRRR LLC

By:	/s/ ANDREW AFRICK

Andrew Africk, Manager

AMENDMENT

TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is entered into as of the 13th day of August, 2001, by and among MOTIENT CORPORATION, a Delaware corporation (“Acquiror”), MR ACQUISITION CORP., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and RARE MEDIUM GROUP, INC., a Delaware corporation (the “Company”).

      WHEREAS, Acquiror, Merger Sub and the Company entered into that certain Agreement and Plan of Merger dated as of May 14, 2001, as amended by letter agreement dated May 16, 2001 (as amended, the “Merger Agreement”);

      WHEREAS, Acquiror’s Board of Directors has approved, and intends to submit to Acquiror’s stockholders, a 1 for 10 reverse stock split (the “Reverse Split”); and

      WHEREAS, the parties hereto desire to amend the Merger Agreement to replace the Restated Charter and make certain conforming changes in connection therewith, all to take effect in the event the Reverse Split is approved by Acquiror’s stockholders and becomes effective, and to make certain other technical changes.

      NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows.

      1.  Definitions. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

      2.  Section 2.01(a). If the Reverse Split is approved by Acquiror’s stockholders and becomes effective, then the first sentence of Section 2.01(a) of the Merger Agreement shall be deemed deleted in its entirety and replaced with the following:

      “Each share of common stock, $.01 par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.01(c)), shall be converted, subject to Section 2.02(e), into the right to receive 0.05 share of Acquiror Series A Preferred Stock (the “Common Stock Merger Consideration”).”

      3.  Section 2.02(a). If the Reverse Split is approved by Acquiror’s stockholders and becomes effective, then the first sentence of Section 2.02(a) of the Merger Agreement shall be deemed deleted in its entirety and replaced with the following:

      “Promptly after the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with First Chicago Trust Company of New York, a Division of Equiserve, or another bank or trust company designated by Acquiror and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of issued and outstanding Company Common Stock and Company Preferred Stock, as applicable, for exchange through the Exchange Agent in accordance with this Article II, (i) certificates representing the number of shares of Acquiror Series A Preferred Stock equal to the product of (x) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock canceled pursuant to Section 2.01(c)) and (y) 0.05, rounded up to the nearest whole share, (ii) certificates representing the number of whole shares of XM Class A Stock payable to holders of Company Preferred Stock pursuant to Section 2.01(b), (iii) if applicable, Discrepancy Notes issuable to holders of Company Preferred Stock pursuant to Section 2.01(b), and (iv) cash in an amount sufficient to permit payment of the cash payable to the holders of Company Preferred Stock pursuant to Section 2.01(b) (such amounts of cash, Discrepancy Notes (if any), and certificates for shares of Acquiror Series A Preferred Stock and XM Class A Stock, together with any dividends or distributions with respect thereto, being hereafter referred to as the “Exchange Fund”).”

      4.  Section 2.02(e)(ii). If the Reverse Split is approved by Acquiror’s stockholders and becomes effective, then the first sentence of Section 2.02(e)(ii) of the Merger Agreement shall be deemed deleted in its entirety and replaced with the following:

      “As promptly as practicable following the Effective Time, the Exchange Agent shall determine the difference between (x) the number of full shares of Acquiror Series A Preferred Stock delivered to the Exchange Agent by Acquiror, which shall equal the product of (A) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock canceled pursuant to Section 2.01(c)) and (B) 0.05, rounded up to the nearest whole share, and (y) the sum of the number of full shares of Acquiror Series A Preferred Stock to be distributed to each holder of Company Common Stock (such excess being herein called the “Excess Shares”).”

      5.  Section 2.04. If the Reverse Split is approved by Acquiror’s stockholders and becomes effective, then the first sentence of Section 2.04 of the Merger Agreement shall be deemed deleted in its entirety and replaced with the following:

      “Prior to the Effective Time, the Company and Acquiror shall take such action as may be necessary or appropriate for Acquiror to assume, or, at its option, to issue a substitute option with respect to, each outstanding unexpired and unexercised option to purchase shares of Company Common Stock (collectively, the “Company Stock Options”) under the Company’s Amended and Restated 1998 Long-Term Incentive Plan, Amended and Restated Non-Qualified Stock Option Plan and Amended and Restated Equity Plan for Directors and those options issued not pursuant to such plans (collectively, the “Company Stock Plans”) so that at the Effective Time each Company Stock Option will become or be replaced by an option to purchase a number of whole shares of Acquiror Series A Preferred Stock equal to the product of 0.05 and the number of shares of Company Common Stock subject to such Company Stock Options under the Company Stock Option (and rounding any fractional share down to the nearest whole share), at an exercise price per share equal to the product of the shares of Company Common Stock subject to such Company Stock Option and the exercise price per share of such Company Stock Option, divided by the number of whole shares of Acquiror Series A Preferred Stock deemed to be purchasable pursuant to such Company Stock Option rounded up to the nearest whole cent; provided, however, that upon an Automatic Conversion Event (as such term is defined in the Restated Charter), each Company Stock Option will become or be replaced by an option to purchase a number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Acquiror Series A Preferred Stock then subject to the Company Stock Options and the number of shares of Acquiror Common Stock issuable upon the Automatic Conversion Event with respect to a share of Acquiror Series A Preferred Stock (and rounding any fractional share down to the nearest whole share), at an exercise price per share equal to the product of the shares of Acquiror Series A Preferred Stock subject to such Company Stock Option and the exercise price per share of such Company Stock Option, divided by the number of whole shares of Acquiror Common Stock deemed to be purchasable pursuant to such Company Stock Option rounded up to the nearest whole cent (each, an “Acquiror Option”).”

      6.  Section 2.05. If the Reverse Split is approved by Acquiror’s stockholders and becomes effective, then the first sentence of Section 2.05 of the Merger Agreement shall be deemed deleted in its entirety and replaced with the following:

      “At the Effective Time, Acquiror shall assume each warrant to purchase shares of Company Common Stock (collectively, the “Company Warrants”) so that at the Effective Time each Company Warrant will (a) become a warrant to purchase a number of whole shares of Acquiror Series A Non-Voting Preferred Stock equal to (i) 0.05 times (ii) the number of shares of Company Common Stock for which such Company Warrant was exercisable at the Effective Time (and rounding any fractional share down to the nearest whole share), and (b) have an exercise price per share equal to (i) the exercise price for the shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time divided by (ii) 0.05; provided, however, that upon an Automatic Conversion Event (as such term is defined in the Restated Charter), each Company Warrant will (A) become a warrant to purchase a number of whole shares of Acquiror Non-Voting Common Stock equal to the product of the number of shares of Acquiror Non-

Voting Series A Preferred Stock then subject to the Company Warrants and the number of shares of Acquiror Non-Voting Common Stock issuable upon the Automatic Conversion Event with respect to a share of Acquiror Non-Voting Series A Preferred Stock (and rounding any fractional share down to the nearest whole share), and (B) have an exercise price per share equal to the product of the shares of Acquiror Non-Voting Series A Preferred Stock subject to such Company Warrant and the exercise price per share of such Company Warrant divided by the number of whole shares of Acquiror Non-Voting Common Stock deemed to be purchasable pursuant to such Company Warrant rounded up to the nearest whole cent (each, an “Acquiror Warrant”).”

      7.  Exhibit A. Exhibit A to the Merger Agreement is hereby deleted in its entirety and replaced with the attached Exhibit A-1. In the event that the Reverse Split is approved by Acquiror’s stockholders and becomes effective, Exhibit A to the Merger Agreement, as amended by the immediately preceding sentence, shall be deemed deleted in its entirety and replaced with the attached Exhibit A-2.

      8.  Prior Agreements and Understandings; No Further Adjustments. This Amendment constitutes the final agreement of the parties concerning the matters referred to herein, and supersedes all prior agreements and understandings with respect to the matters covered by this Amendment. The parties acknowledge and agree that this Amendment is the modification contemplated by Section 6.03(d) of the Merger Agreement with respect to the Reverse Split and that, in the event the Reverse Split is approved by the Acquiror’s stockholders and becomes effective, no adjustment in the Common Stock Merger Consideration, other than the adjustments contemplated by this Amendment, shall be required, anything to the contrary set forth in the Merger Agreement notwithstanding, including without limitation the last sentence of Section 2.01(a) thereof.

      9.  Counterparts; Fax Signatures. To facilitate execution, this Amendment may be executed in counterparts and by facsimile, and all counterparts shall collectively constitute a single agreement.

      IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have duly executed and delivered or have caused this Amendment to be executed and delivered as of the date first written above.

MOTIENT CORPORATION

By:	/s/ WALTER V. PURNELL, JR.

Name: Walter V. Purnell, Jr.

Title: President and Chief Executive Officer

RARE MEDIUM GROUP, INC.

By:	/s/ GLENN S. MEYERS

Name: Glenn S. Meyers

Title:	Chairman, President and Chief Executive Officer

MR ACQUISITION CORP.

By:	/s/ WALTER V. PURNELL, JR.

Name: Walter V. Purnell, Jr.

Title: President

[JP MORGAN LETTERHEAD]

APPENDIX B

May 14, 2001

The Board of Directors
Motient Corporation
10802 Parkridge Boulevard
Reston, Virginia 20191

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Motient Corporation (the “Company”) of the aggregate consideration to be paid by the Company to the stockholders of Rare Medium Group, Inc. (the “Target”) in the proposed merger (the “Merger”) of the Target with a wholly-owned subsidiary of the Company. Pursuant to the Agreement and Plan of Merger, dated as of May 14, 2001 (the “Agreement”), among the Company, MR Acquisition Corp. and the Target, the Target will become a wholly-owned subsidiary of the Company, and (i) each outstanding share of common stock, par value $.01 per share, of the Target (the “Target Common Stock”), other than shares of Target Common Stock held in treasury or owned by the Company or any of its subsidiaries, all of which shall be canceled, will be converted into the right to receive one-tenth of one share of the Company’s Series A Voting Convertible Preferred Stock, par value $.01 per share (the “Company Preferred Stock”), and (ii) each outstanding share of preferred stock, par value $.01 per share, of the Target (the “Target Preferred Stock”), will be converted into the right to receive a combination of cash, notes, and shares owned by the Company of Class A common stock par value $.01 per share (the “XM Common Stock”), of XM Satellite Radio Holdings, Inc. (“XM”), all as more fully described in the Agreement.

In arriving at our opinion, we have (i) reviewed the Agreement, including the rights, preferences, privileges and restrictions of the Company Preferred Stock included in the form of Restated Certificate of Incorporation of the Company attached as Exhibit A to the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Target and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Target and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Target Common Stock and the Company’s common stock, par value $.01 per share (the “Company Common Stock”) and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Target and the Company relating to their respective businesses; (vi) reviewed certain publicly available business and financial information concerning XM and the industry in which it operates; (vii) compared the financial and operating performance of XM with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the XM Common Stock and certain publicly traded securities of such other companies; (viii) reviewed certain internal financial analyses and forecasts prepared by the management of XM relating to its business; (ix) reviewed the potential pro forma impact of the Merger; and (x) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Target and the Company with respect to certain aspects of the Merger, and the past and current business operations of the Target and the Company, the financial condition and future prospects and operations of the Target and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In this regard, we have been advised by management of the Company that the Company is experiencing a severe lack of liquidity and that the Company has been unable to find any other alternative source of financing. Further, we have been advised by management of the Company that, absent the approvals that have been obtained specifically in connection with the proposed Merger, the Company would be contractually prohibited from selling any shares of XM Common Stock owned by it without applying the entire net proceeds from any such sale to reduce the amount of the Company’s outstanding indebtedness, other than not more than one million shares of XM Common Stock, as to which one-half of the net proceeds from any such sale would be required to reduce such indebtedness. We were not authorized to and did not solicit any expression of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction or financing.

We have also held discussions with certain members of the management of XM with respect to the past and current business operations of XM, the financial condition and future prospects and operations of XM, and certain other matters we believed necessary or appropriate to our inquiry.

      In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company, the Target, XM or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company, the Target or XM, nor have any such valuations, or appraisals been provided to us, and we have not assumed any responsibility or liability for undertaking any valuation or appraisal of the Company, the Target or XM or as to the solvency of or issues relating to solvency concerning the Company, the Target or XM. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company, the Target and XM, as the case may be, to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company, the Target or XM or on the contemplated benefits of the Merger.

      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the aggregate consideration to be paid by the Company to the stockholders of the Target in the proposed Merger, we express no opinion as to the underlying decision by the Company to engage in the Merger or as the allocation of consideration to be paid to the holders of the Target Common Stock and the Target Preferred Stock, and we express no opinion as to the fairness of any specific element or component of the consideration to be paid by the Company in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock, the Company Preferred Stock or the XM Common Stock will trade at any future time.

      We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services, a significant portion of which is payable upon public announcement by the Company of the Merger. We will also receive an additional fee if the proposed Merger is consummated. One of our affiliates is a lender to the Company in the aggregate principal amount of approximately $22 million, all of which amount is guaranteed by certain current and former stockholders of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Target for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

      On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the aggregate consideration to be paid by the Company to the stockholders of the Target in the proposed Merger is fair, from a financial point of view, to the Company.

      This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

APPENDIX C

May 14, 2001

Board of Directors
Rare Medium Group, Inc.
565 Fifth Avenue, 29th Floor
New York, NY 10017

Members of the Board:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, $.01 par value per share (“Company Common Stock”), of Rare Medium Group, Inc. (the “Company”), other than Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC and their affiliates (collectively “Apollo”), of the Common Stock Merger Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of May 14, 2001 (the “Agreement”), by and between Motient Corporation (“Acquiror”), MR Acquisition Corp., a wholly-owned subsidiary of Acquiror (“Merger Sub”), and the Company. The Agreement provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company, pursuant to which the Company will become a wholly-owned subsidiary of Acquiror and each issued and outstanding share of Company Common Stock will be converted into the right to receive one-tenth of one share of Series A Voting Convertible Preferred Stock, par value $.01 per share (“Acquiror Series A Preferred Stock”), of Acquiror (the “Common Stock Merger Consideration”). You have advised us, and we have assumed, that Acquiror Series A Preferred Stock will have a liquidation preference of $20.00 per share (the “Liquidation Preference”) and that each share of Acquiror Series A Preferred Stock will be convertible at any time, and from time to time, at the option of the holder thereof, into a number of shares of common stock, par value $.01 per share (“Acquiror Common Stock”), of Acquiror determined by dividing the Liquidation Preference by the Conversion Price (as defined below) (the “Conversion Ratio”). The Restated Certificate of Incorporation of Acquiror to be adopted in connection with the Merger (the “Restated Certificate”) will provide that each share of Acquiror Series A Preferred Stock will automatically convert into a number of shares of Acquiror Common Stock determined by the Conversion Ratio if (i) the weighted average of the trading prices of Acquiror Common Stock for each of ten (10) consecutive trading days on the principal domestic security exchange on which the same is listed on any trading day shall equal or exceed $3.125 per share (the “Conversion Price”) or (ii) in the event Acquiror Common Stock is not so listed, but is otherwise listed on the Nasdaq Stock Market, the average of the representative bid and ask prices quoted on the Nasdaq Stock Market as of 4:00 p.m., New York City time, equals or exceeds the Conversion Price for each of ten (10) consecutive trading days.

      We understand that, pursuant to the Merger, each share of preferred stock, $.01 par value per share (“Company Preferred Stock”), of the Company, issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive from Acquiror (a) a number of shares of Class A common stock, par value $.01 per share (“XM Class A Stock”), of XM Satellite Radio Holdings, Inc. (“XM”) equal to 9 million divided by the number of outstanding shares of Company Preferred Stock issued and outstanding immediately prior to the effective time of the Merger, and any cash dividends or other distributions declared or made with respect to such XM Class A Stock after the date of the Agreement and prior to the effective time of the Merger and (b) an amount in cash equal to the Guaranteed Amount (as defined in the Agreement) divided by the number of outstanding shares of Company Preferred Stock issued and outstanding immediately prior to the effective time of the Merger. Furthermore, if (x) the product of (A) the XM Share Price (as defined in the Agreement) as of the date of the closing of the Merger and (B) 9 million plus (y) the value of cash dividends and other distributions declared or made with respect to such XM Class A Stock after the date of the Agreement and prior to the effective time of the Merger plus (z) the Guaranteed Amount (the sum of (x), (y) and (z), collectively, the “Original Consideration Value”) is less than $115 million, then holders of Company Preferred Stock will be entitled to receive, in respect of

Board of Directors
Rare Medium Group, Inc.
May 14, 2001
Page 2

each share of Company Preferred Stock, a promissory note bearing interest at 12% per annum from Acquiror in the principal amount of the excess of $115 million over the Original Consideration Value multiplied by a fraction the numerator of which is one and the denominator of which is the aggregate number of shares of Company Preferred Stock outstanding immediately prior to the effective time of the Merger. You have advised us, and we have assumed, that all of the outstanding shares of Company Preferred Stock are currently owned, directly or indirectly, by Apollo. You have also advised us, and we have assumed, that Apollo will purchase an amount equal to the Guaranteed Amount of the indebtedness of Acquiror currently guaranteed by Baron Capital Partners, L.P. (“Baron”) and Singapore Telecommunications Ltd. (“SingTel”) and Baron’s and SingTel’s guarantees shall be released. You have further advised us, and we have assumed, that as of the date of the Agreement, Acquiror is the record and beneficial owner of 14,757,262 shares of the capital stock of XM consisting of (i) 852,243 shares of XM Class A Stock and 13,905,019 shares of Class B Common Stock, par value $.01 per share (“XM Class B Stock”), which will convert into an equivalent number of shares of XM Class A Stock upon any transfer to a third party.

      You have also advised us that on April 2, 2001, the Company and Acquiror entered into a Note Purchase Agreement (the “Note Purchase Agreement”) pursuant to which (i) Acquiror issued and sold to the Company a $25 million note bearing interest at a rate of 12.5% per annum and secured by a pledge of three million shares of XM Class A Stock or XM Class B Stock, owned by Acquiror, in exchange for $25 million in cash and (ii) Acquiror, upon the satisfaction of certain conditions contained in the Note Purchase Agreement and the Agreement, may elect to issue and sell to the Company an additional note for up to $25 million secured by a pledge of up to an additional two million shares of XM Class A Stock or XM Class B Stock owned by Acquiror. We have not been asked to and this letter does not in any manner address the Note Purchase Agreement or the transactions contemplated thereby.

      In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, Acquiror and XM as well as a draft of the Agreement, dated as of May 13, 2001, and certain related documents, including a draft, dated May 13, 2001, of the Restated Certificate. We have also reviewed certain other information relating to the Company, Acquiror and XM, including financial forecasts, provided to or discussed with us by the Company, Acquiror and XM and have met with the respective managements of each of the Company, Acquiror and XM to discuss the business and prospects of the Company, Acquiror and XM. Our review of XM has been limited to such review as we deemed appropriate to evaluate Acquiror’s equity interest in XM.

      We have also considered certain financial and stock market data of the Company and Acquiror and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and Acquiror and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

      In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. In addition, we have relied upon, without assuming any responsibility for independent verification, the assessment of the managements of each of the Company, Acquiror and XM as to (i) the commercial and competitive viability of the existing business, technology and products of the Company, Acquiror and XM and the viability of and the risks associated with the future business, technology and products of the Company, Acquiror and XM, as appropriate, (ii) the strategic benefits expected to result from the Merger, as well as the potential adverse impact on the Company’s business, financial condition, results of operations and prospects if the

Board of Directors
Rare Medium Group, Inc.
May 14, 2001
Page 3

Company does not engage in or consummate the Merger, (iii) the ability of the Company and Acquiror to integrate the businesses and operations of the Company and Acquiror and (iv) the ability of the Company and Acquiror to retain key employees of the Company and Acquiror. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of each of the Company, Acquiror and XM as to the future financial performance of their respective companies. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, Acquiror or XM, nor have we been furnished with any such evaluations or appraisals.

      We also have assumed, with your consent, that in the course of obtaining the necessary regulatory and third party consents and approvals for the proposed Merger and the transactions contemplated thereby, no delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the contemplated benefits of the Merger or the transactions contemplated thereby. We have further assumed, with your consent, that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, amendment or modification of any material term, condition or agreement set forth therein. We have also assumed that the Agreement, when executed, will conform to the drafts reviewed by us in all respects material to our analyses and that the Restated Charter, when adopted in accordance with the terms of the Agreement, will conform to the draft reviewed by us in all respects material to our analyses. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of, or other business combination involving, the Company and held preliminary discussions with certain of these parties prior to the date hereof. We are not expressing any opinion as to the actual value of Acquiror Series A Preferred Stock when issued pursuant to the Merger or the prices at which Acquiror Common Stock, Acquiror Series A Preferred Stock, XM Class A Stock or XM Class B Stock will trade at any time. In addition, our opinion does not address the relative benefits of the Merger compared to other business strategies that may be available to the Company, nor does this opinion in any manner address the consideration to be received by the holders of Company Preferred Stock pursuant to the Merger, nor the differences between or any difference in value of the consideration to be received by the holders of Company Common Stock and the holders of Company Preferred Stock pursuant to the Merger.

      We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

      In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company, Acquiror and XM for our and such affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the past, we have performed certain investment banking services for the Company, Acquiror, XM and Apollo.

      It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act on any matter relating to the Merger.

Board of Directors
Rare Medium Group, Inc.
May 14, 2001
Page 4

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock other than Apollo.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

APPENDIX D

RESTATED

CERTIFICATE OF INCORPORATION
OF
MOTIENT CORPORATION

      FIRST:  The name of the Corporation is MOTIENT CORPORATION.

      SECOND:  The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

      THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, including specifically to act as the registered agent of its wholly owned subsidiaries.

      FOURTH:

      A.  Authorized Capital Stock. The total number of shares of all classes of stock which the Corporation shall be authorized to issue shall be three hundred million (300,000,000) shares, which shares shall be divided into three classes; the first class, consisting of two hundred seventy-five million (275,000,000) of said shares, shall be of a par value of $.01 per share and shall be designated common stock (“Common Stock”); the second class, consisting of ten million (10,000,000) of said shares, shall be of a par value of $.01 per share and shall be designated non-voting common stock (“Non-Voting Common Stock” and, together with the Common Stock, the “Corporation Common Stock”); and the third class, consisting of fifteen million (15,000,000) of said shares shall be of a par value of $.01 per share and shall be designated Series Preferred Stock (“Series Preferred Stock”). The rights, powers, privileges and limitations of the Common Stock and the Non-Voting Common Stock shall be in all respects identical, share for share, except that (i) the conversion rights of the Non-Voting Common Stock and the Common Stock differ as set forth in Article FOURTH, Paragraph C.5 hereof and (ii) other than as otherwise provided by law or herein, the holders of the Non-Voting Common Stock shall not have any voting power (with respect to the election of directors or otherwise) or be entitled to receive any notice of meetings of stockholders.

      B.  Series Preferred Stock Generally. The Series Preferred Stock may be issued from time to time by the board of directors as herein provided in one or more series. The designations, relative rights, preferences and limitations with respect to the Series Preferred Stock, and with respect to the shares of each series thereof, may, to the extent permitted by law, be similar to or may differ from those of any other series. The board of directors of the Corporation is hereby expressly granted authority, subject to the provisions of this Article FOURTH, to issue from time to time Series Preferred Stock in one or more series, and to fix from time to time before issuance thereof, by filing of a certificate pursuant to the General Corporation Law of the State of Delaware, the number of shares in each such series, and all designations, relative rights (including the right, to the extent permitted by law, to convert into shares of any class or into shares of any series of any class), preferences and limitations of the shares in each such series, including, but without limiting the generality of the foregoing, the following:

1. The number of shares to constitute such series (which number may at any time, or from time to time, be increased or decreased by the board of directors, notwithstanding that shares of the series may be outstanding at the time of such increase or decrease, unless the board of directors shall have otherwise provided in creating such series) and the distinctive designation thereof;

2. The dividend rate on the shares of such series, whether or not dividends on the shares of such series shall be cumulative and the date or dates, if any, from which dividends thereon shall be cumulative;

3. Whether or not the shares of such series shall be redeemable, and, if redeemable, the date or dates upon or after which they shall be redeemable and the amount or amounts per share payable thereon in the case of the redemption thereof, which amount may vary at different redemption dates or otherwise as permitted by law;

4. The right, if any, of holders of shares of such series to convert the same into, or exchange the same for, shares of Corporation Common Stock or other securities as permitted by law, and the terms and conditions of such conversion or exchange, as well as provisions for adjustment of the conversion rate in such events as the board of directors shall determine;

5. The amount per share payable on the shares of such series upon the voluntary and involuntary liquidation, dissolution or winding up of the Corporation;

6. Whether the holders of shares of such series shall have voting power, full or limited, in addition to the voting powers provided by law, and, in case additional voting powers are accorded, to fix the extent thereof; and

7. Generally to fix the other rights and privileges and any qualifications, limitations or restrictions on such rights and privileges of such series, provided, however, that no such rights, privileges, qualifications, limitations or restrictions shall be in conflict with the Certificate of Incorporation of the Corporation or with the resolution or resolutions adopted by the board of directors providing for the issue of any series of which there are shares then outstanding.

      C.  Series A Preferred Stock. Ten million (10,000,000) shares of the Series Preferred Stock shall be designated the Series A Voting Convertible Preferred Stock, $0.01 par value per share (the “Series A Voting Preferred Stock”) and one million five hundred thousand (1,500,000) shares of the Series Preferred Stock shall be designated the Series A Non-Voting Convertible Preferred Stock, $0.01 par value per share (the “Series A Non-Voting Preferred Stock”, and, together with the Series A Voting Preferred Stock, the “Series A Preferred Stock”). The relative rights, privileges and limitations of the Series A Voting Preferred Stock and the Series A Non-Voting Preferred Stock shall be in all respects identical, share for share, except that (i) the conversion rights of the Series A Voting Preferred Stock and Series A Non-Voting Preferred Stock differ as set forth in Article FOURTH, Paragraph C.5 hereof and (ii) other than as otherwise provided by law or herein, the holders of the Series A Non-Voting Preferred Stock shall not have any voting power with respect to the election of directors or otherwise or be entitled to receive any notice of meetings of stockholders. The following is a statement of the preferences, voting powers, qualifications and special or relative rights and privileges of the Series Preferred Stock.

1. The authorized number of shares constituting the Series A Voting Preferred Stock shall be ten million (10,000,000). The authorized number of shares constituting the Series A Non-Voting Preferred Stock shall be one million five hundred thousand (1,500,000).

2. Except as may be otherwise provided by law or the Certificate of Incorporation, the Series A Voting Preferred Stock shall vote together with the holders of Common Stock as a single class on all actions to be taken by the stockholders of the Company. Each share of Series A Voting Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock into which each share of Series A Voting Preferred Stock is convertible at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of the stockholders is solicited.

3. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the holders of Series A Preferred Stock then outstanding shall be entitled to receive out of the available assets of the Corporation, whether such assets are stated capital or surplus of any nature, an amount on such date equal to $20.00[$40.00]* per share of Series A Preferred Stock (the “Liquidation Preference”). Such payment shall be made before any payment shall be made or any

*  If Proposal 4 is adopted and becomes effective, the “Liquidation Preference” shall be $40.00. If Proposal 4 is not adopted or does not become effective, the “Liquidation Preference” shall be $20.00.

assets distributed to the holders of any class or series of the Corporation Common Stock or any other class or series of the Corporation’s capital stock ranking junior as to liquidation rights to the Series A Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation the assets available for payment of the Liquidation Preference are insufficient to permit the payment to the holders of the Series A Preferred Stock of the full preferential amounts described in this paragraph, then all the remaining available assets shall be distributed among the holders of the then outstanding Series A Preferred Stock pro rata according to the number of then outstanding shares of Series A Preferred Stock held by each holder thereof.

4. Except as otherwise set forth herein, the holders of the Series A Preferred Stock shall not be entitled to receive any distribution with respect to the shares of Series A Preferred Stock.

5. The Series A Preferred Stock shall be convertible into Corporation Common Stock as follows:

(a) Right to Convert. At any time, and from time to time, the holder of any shares of Series A Voting Preferred Stock shall have the right, at the option of the holder, to convert each share of Series A Voting Preferred Stock into a number of fully paid and nonassessable shares of Common Stock of the Corporation (as such shares are constituted on the effective date of this Restated Certificate of Incorporation) determined by dividing the Liquidation Preference by the then current Conversion Price (as herein defined). At any time, and from time to time, the holder of any shares of Series A Non-Voting Preferred Stock shall have the right, at the option of the holder, to convert each share of Series A Non-Voting Preferred Stock into a number of fully paid and nonassessable shares of Non-Voting Common Stock of the Corporation (as such shares are constituted on the effective date of this Restated Certificate of Incorporation) determined by dividing the Liquidation Preference by the then current Conversion Price. Upon a Liquidation of the Corporation, the right of conversion shall terminate at the close of business on the business day immediately preceding the date fixed for payment of the amount distributable on the Series A Preferred Stock. The holder of a share or shares of Series A Preferred Stock may exercise the conversion right as to any share or shares of Series A Preferred Stock by delivering to the Corporation, during regular business hours, or to the office of any transfer agent of the Corporation for the Common Stock or at such other office or agency as may be designated by the Corporation in writing to the holders of Series A Preferred Stock, the certificate or certificates for the shares to be converted, duly endorsed in blank or assigned to the Corporation, and accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such written notice and the endorsed stock certificate or certificates are received by the Corporation (the “Optional Conversion Date”).

(b) Automatic Conversion.

(i) Conversion of Series A Preferred Stock to Corporation Common Stock. Each share of Series A Voting Preferred Stock shall automatically be converted into a number of fully paid and nonassessable shares of Common Stock of the Corporation (as such shares are constituted on the effective date of this Restated Certificate of Incorporation) determined by dividing the Liquidation Preference by the then current Conversion Price immediately following the satisfaction of the Conversion Condition (as hereinafter defined) without any further action by the holders of such shares and whether or not the certificate representing such shares are surrendered to the Corporation or its transfer agent (an “Automatic Conversion Event” and the date of such Automatic Conversion Event being hereinafter referred to as the “Automatic Conversion Date”). Each share of Series A Non-Voting Preferred Stock shall automatically be converted into a number of fully paid and nonassessable shares of Non-Voting Common Stock of the Corporation (as such shares are constituted on the effective date of this Restated Certificate of Incorporation) determined by dividing the Liquidation Preference by the then current Conversion Price upon an Automatic Conversion Event. The Corporation shall not be obligated to issue certificates evidencing the shares of Corporation Common Stock issuable upon such conversion unless certificates evidencing such shares of Series A Preferred Stock so converted are either delivered to the Corporation or its transfer agent or the holder notifies the Corporation or its transfer agent in writing that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith. For purposes of this Article FOURTH, Paragraph C.5(b), the term “Conversion Condition” shall mean (i) that the weighted average of the trading prices of the Common Stock for each of ten (10) consecutive trading days on the principal domestic security exchange (including, for purposes hereof, the Nasdaq National Market) on which the same is listed on any trading day shall equal or exceed the Conversion Price or (ii) in the event the Common Stock is not so listed, but is otherwise listed on the Nasdaq Stock Market, that the average of the representative bid and ask prices quoted on the Nasdaq Stock Market as of 4:00 p.m., New York City time, equals or exceeds the Conversion Price for each of ten (10) consecutive trading days. Upon the conversion of the Series A Preferred Stock pursuant to this paragraph, the Corporation shall promptly send written notice thereof, by registered or certified mail, return receipt requested and postage prepaid, by hand delivery or by overnight delivery, to each holder of record of Series A Preferred Stock at his address then shown on the records of the Corporation, which notice shall state that the Series A Preferred Stock has been converted and certificates evidencing shares of Series A Preferred Stock must be surrendered at the office of the Corporation (or of its transfer agent for the Common Stock, if applicable). The “Conversion Price” shall initially be $3.125[$31.25]* and shall be adjusted in accordance with the terms herein.

(ii) Conversion of Series A Non-Voting Preferred Stock to Series A Voting Preferred Stock. Each share of Series A Non-Voting Preferred Stock shall automatically be converted into one fully paid and nonassessable share of Series A Voting Preferred Stock immediately upon and simultaneously with the satisfaction of the Apollo Conversion Condition (as hereinafter defined) with respect to such share without any further action by the holders of such shares and whether or not the certificate representing such shares is surrendered to the Corporation or its transfer agent. The Corporation shall not be obligated to issue certificates evidencing the shares of Series A Voting Preferred Stock issuable upon such conversion unless (A) certificates evidencing such shares of Series A Non-Voting Preferred Stock so converted are either delivered to the Corporation or its transfer agent or the holder notifies the Corporation or its transfer agent in writing that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith and (B) the applicable Apollo Person (as defined below) executes and delivers to the Corporation a certificate that the Apollo Conversion Condition has been satisfied. For purposes of this Article FOURTH, Paragraph C.5(b), the term “Apollo Conversion Condition” shall mean, with respect to any share, that Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/ RRRR LLC, any affiliate of any of the foregoing, and any other person or entity who along with any of the foregoing entities or affiliates shall constitute a “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) (the “Apollo Persons”) has transferred such share (including without limitation “beneficial ownership” of such share (within the meaning of Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934, as amended)) to a third party who is not an Apollo Person.

(iii) Conversion of Non-Voting Common Stock to Common Stock. Each share of Non-Voting Common Stock shall automatically be converted into one fully paid and nonassessable share of Common Stock immediately upon and simultaneously with the satisfaction of the Apollo Conversion Condition with respect to such share without any further action by the holders of such shares and whether or not the certificate representing such shares is surrendered

*  If Proposal 4 is adopted and becomes effective, the “Conversion Price” shall initially be $31.25. If Proposal 4 is not adopted or does not become effective, the “Conversion Price” shall initially be $3.125.

to the Corporation or its transfer agent. The Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless (A) certificates evidencing such shares of Non-Voting Common Stock so converted are either delivered to the Corporation or its transfer agent or the holder notifies the Corporation or its transfer agent in writing that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith and (B) the applicable Apollo Person executes and delivers to the Corporation a certificate that the Apollo Conversion Condition has been satisfied.

(c) Certain Adjustments.

(i) Splits, Combinations and Stock Dividends. If, at any time while the Series A Preferred Stock is outstanding:

(A) the Corporation subdivides its outstanding shares of Corporation Common Stock into a greater number of shares or combines its outstanding shares of Corporation Common Stock into a smaller number of shares, then the conversion rights described above then in effect immediately prior to such action shall be adjusted so that the holder of shares of Series A Preferred Stock thereafter converted may receive the number of shares of Corporation Common Stock which such holder would have owned immediately following such action if such holder had converted the shares of Series A Preferred Stock immediately prior to such action, and the Conversion Price shall be adjusted to that price determined by multiplying the Conversion Price then in effect immediately prior to the date of such subdivision or combination by a fraction (I) the numerator of which shall be the total number of shares of Corporation Common Stock outstanding immediately prior to such subdivision or combination and (II) the denominator of which shall be the total number of shares of Corporation Common Stock outstanding immediately after such subdivision or combination. The adjustment shall become effective immediately after the effective date of the subdivision or combination.

(B) the Corporation shall pay a dividend payable in shares of Corporation Common Stock, then the conversion rights described above then in effect immediately prior to such dividend shall be adjusted so that the holder of shares of Series A Preferred Stock thereafter converted may receive the number of shares of Corporation Common Stock which such holder would have owned immediately following such dividend if such holder had converted the shares of Series A Preferred Stock on the record date for the determination of stockholders entitled to receive such dividend and the Conversion Price shall be adjusted, from and after the date of determination of stockholders entitled to receive such dividend, to that price determined by multiplying the Conversion Price then in effect immediately prior to such date of such dividend by a fraction (I) the numerator of which shall be the total number of shares of Corporation Common Stock outstanding immediately prior to such dividend and (II) the denominator of which shall be the total number of shares of Corporation Common Stock outstanding immediately after such dividend.

(ii) Reorganization, Reclassification, Consolidation or Merger. In case of any reorganization, reclassification or change of the outstanding shares of Corporation Common Stock or any consolidation or merger of the Corporation with or into another entity (where the Corporation is not the surviving entity or where there is a change in, exchange or conversion of, or distribution with respect to, the Corporation Common Stock other than a change from par value to no par value, or as a result of a subdivision or combination of shares), effected in such a way that holders of Corporation Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Corporation Common Stock, then, as a condition of such reorganization or reclassification or consolidation or merger, lawful and adequate provi-

sions shall be made whereby each holder of a share or shares of Series A Preferred Stock shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Corporation Common Stock immediately theretofore receivable upon the conversion of such share or shares of Series A Preferred Stock, such share or shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Corporation Common Stock equal to the number of shares of such Corporation Common Stock immediately theretofore receivable upon conversion had such reorganization or reclassification or consolidation or merger not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof shall thereafter be applicable, as nearly as may be, in relation to any share or shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights. The provisions of this subparagraph shall apply to successive reorganizations, reclassifications, consolidations or mergers.

6. Issuance of Certificates; Time Conversion Effected. As promptly as practicable after the Optional Conversion Date or the Automatic Conversion Date, as the case may be, and the surrender of the relevant certificate representing the Series A Preferred Stock, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of full shares of Corporation Common Stock to which such holder is entitled, registered in the name of the holder, and at the address designated by such holder and payment for any fractional share of Corporation Common Stock otherwise deliverable. The person in whose name the certificate or certificates for Corporation Common Stock are to be issued shall be deemed to have become a stockholder of record on such Optional Conversion Date or Automatic Conversion Date, as the case may be, unless the transfer books of the Corporation are closed on such Optional Conversion Date or Automatic Conversion Date, as the case may be, in which event, such person shall be deemed to have become a stockholder of record of Corporation Common Stock on the next succeeding date on which the transfer books are open, but the Conversion Price shall be that in effect on such Optional Conversion Date or Automatic Conversion Date, as the case may be.

(a) Partial Conversion. In case the number of shares of Series A Preferred Stock evidenced by the certificate or certificates surrendered pursuant to Article FOURTH, Paragraph C.5(a) exceeds the number of shares converted, the Corporation shall, upon conversion, execute and deliver to the holder, at the expense of the Corporation, a new certificate or certificates evidencing the number of shares of Series A Preferred Stock evidenced by the certificate or certificates surrendered which are not to be converted.

(b) Fractional Shares. The Corporation shall not be required to issue any fraction of a share of Corporation Common Stock upon conversion of any shares of Series A Preferred Stock. If more than one share of Series A Preferred Stock shall be surrendered for conversion at one time by the same holder or if more than one share of Series A Preferred Stock held by the same holder shall be converted in an Automatic Conversion, the number of full shares of Corporation Common Stock issuable upon conversion thereof shall be computed on the basis of the total number of shares of Series A Preferred Stock surrendered or converted in the Automatic Conversion, as the case may be. If any fractional interest in a share of Corporation Common Stock would otherwise be deliverable upon conversion, the Corporation shall make an adjustment therefor in cash based upon the then-current fair market value of a share of Corporation Common Stock.

(c) Payment of Taxes Upon Conversion. The issuance of Corporation Common Stock on conversion of Series A Preferred Stock shall be without charge to the converting holder of the Series A Preferred Stock for any tax in respect to the issuance thereof, but the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares in any name other than that of the holder of record on the books of the Corporation of shares of Series A Preferred Stock converted, and the Corporation shall not be required to issue or deliver any such certificate for shares of Corporation Common Stock unless and until the person requesting the issuance shall have paid to the Corporation the amount of such tax or shall have established to the reasonable satisfaction of the Corporation that such tax has been paid.

(d) Capital Stock Fully Paid and Nonassessable Upon Conversion. Shares of Corporation Common Stock issued on conversion of shares of the Series A Preferred Stock shall be issued as fully paid shares and shall be nonassessable. The Corporation shall at all times reserve and keep available for issuance upon conversion of the Series A Preferred Stock such number of full shares of Corporation Common Stock as shall be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock. Shares of Series A Voting Preferred Stock issued on conversion of shares of the Series A Non-Voting Preferred Stock shall be issued as fully paid shares and shall be nonassessable. The Corporation shall at all times reserve and keep available for issuance upon conversion of the Series A Non-Voting Preferred Stock such number of full shares of Series A Voting Preferred Stock as shall be sufficient to effect the conversion of all outstanding shares of Series A Voting Preferred Stock. Shares of Common Stock issued on conversion of shares of the Non-Voting Common Stock shall be issued as fully paid shares and shall be nonassessable. The Corporation shall at all times reserve and keep available for issuance upon conversion of the Common Stock such number of full shares of Common Stock as shall be sufficient to effect the conversion of all outstanding shares of Non-Voting Common Stock.

(e) No Reissuance of Series A Preferred Stock. Shares of Series A Preferred Stock which are converted into shares of Corporation Common Stock as provided herein or otherwise acquired by the Corporation shall not be reissued under any circumstances. Shares of Series A Non-Voting Preferred Stock which are converted into shares of Series A Voting Preferred Stock as provided herein or otherwise acquired by the Corporation shall not be reissued under any circumstances.

(f) Notice of Adjustment. Whenever the number of shares of the Corporation Common Stock into which each share of the Series A Preferred Stock is convertible is adjusted as provided in this Certificate, the Corporation shall promptly mail to the holders of record of the outstanding shares of the Series A Preferred Stock at their respective addresses, as the same shall appear on the books of the Corporation, a notice stating that the number of shares of the Corporation Common Stock into which each share of the Series A Preferred Stock is convertible has been adjusted and setting forth the new number of shares of the Corporation Common Stock (or describing the new stock, securities, cash or other property) into which each share of the Series A Preferred Stock is convertible, as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

      D.  Voting.

1. On all matters upon which holders of Common Stock are entitled or permitted to vote, every holder of Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Common Stock standing in such holder’s name on the transfer books of the Corporation.

2. Except as otherwise specifically provided in the certificate filed pursuant to law with respect to any series of Series Preferred Stock or as otherwise provided by law, the Series Preferred Stock (other than the Series A Voting Preferred Stock, which shall have the voting rights set forth in Article FOURTH, Paragraph C and Article ELEVENTH) shall not have any right to vote on any matters submitted to the stockholders of the Corporation, including, without limitation, the election of directors. In all instances in which voting rights are granted to Series Preferred Stock or any series thereof, such Series Preferred Stock or series shall vote as provided in the certificate filed pursuant to law with respect to any series of Series Preferred Stock or as otherwise provided by law.

      E.  Dividends. The holders of Corporation Common Stock shall be entitled to receive dividends and distributions of the Corporation when and as declared by the board of directors out of funds legally available therefor. Dividends on the outstanding Series Preferred Stock of each series (other than the Series A Preferred Stock) shall be declared and paid or set apart for payment before any dividends shall be declared and paid or set apart for payment on the Corporation Common Stock with respect to the same dividend period. Dividends on any shares of Series Preferred Stock shall be cumulative only if and to the extent set forth in a certificate filed pursuant to law. After dividends on all shares of Series Preferred Stock (other than the Series A Preferred Stock), including cumulative dividends if and to the extent any such shares shall be entitled thereto, shall have been declared and paid or set apart for payment with respect to any dividend period, then and not otherwise as long as any shares of Series Preferred Stock (other than the Series A Preferred Stock) shall remain outstanding, dividends may be declared and paid or set apart for payment with respect to the same dividend period on the Corporation Common Stock out of the assets or funds of the Corporation legally available therefor. In the event the Board of Directors of the Corporation declares a dividend or makes a distribution to the holders of shares of Corporation Common Stock (other than a dividend payable or distribution made in shares of Corporation Common Stock, in which case the provisions of subparagraph (c)(i)(B) shall apply), the Board of Directors shall at the same time declare a dividend or make a distribution for the holders of shares of Series A Preferred Stock payable at the same time, in the same manner and for the same type of dividend or distribution as the dividend or distribution on the Corporation Common Stock in an amount for each share of Series A Preferred Stock equal to the dividend payable or distribution made on the number of shares of Corporation Common Stock into which such shares of Series A Preferred Stock may be converted. No dividend may be declared and paid or set apart for payment on any share of Series A Voting Preferred Stock or Series A Non-Voting Preferred Stock, unless an equivalent dividend is declared and paid or set apart for payment on each share of Series A Preferred Stock and vice versa; provided, however, that in such an event a stock dividend payable in Series A Preferred Stock shall be payable in Series A Non-Voting Preferred Stock to Series A Non-Voting Preferred Stock and Series A Voting Preferred Stock to Series A Voting Preferred Stock. No dividend may be declared and paid or set apart for payment on any share of Common Stock or Non-Voting Common Stock, unless an equivalent dividend is declared and paid or set apart for payment on each share of Corporation Common Stock and vice versa; provided, however, that in such an event a stock dividend payable in Corporation Common Stock shall be payable in Common Stock to Common Stock and in Non-Voting Common Stock to Non-Voting Common Stock.

      F.  Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each series of Series Preferred Stock shall have preference and priority over the Corporation Common Stock for payment of the amount to which each outstanding series of Series Preferred Stock shall be entitled in accordance with the provisions thereof and each holder of Series Preferred Stock shall be entitled to be paid in full such amount, or have a sum sufficient for the payment in full set aside, before any payments shall be made to the holders of Corporation Common Stock. If upon liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or the proceeds thereof, distributable among the holders of the shares of all series of Series Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amounts which would be payable if all amounts payable thereof were paid in full. After the holders of the Series Preferred Stock of each series shall have been paid in full the amounts to which they respectively shall be entitled, or a sum sufficient for the payment in full set aside, the remaining net assets of the Corporation, after payment or provision for payment of the debts of the Corporation, shall be distributed pro rata to the holders of the Corporation Common Stock, to the exclusion of the holders of Series Preferred Stock. A consolidation or merger of the Corporation with or into another corporation or corporations, or a sale, whether for cash, shares of stock, securities or properties, of all or substantially all of the assets of the Corporation, shall not be deemed or construed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Article FOURTH, unless, in connection with such merger, consolidation or sale of all or substantially all assets of the Corporation, the stockholders of the Corporation specifically determine that such transaction be deemed a liquidation.

      G.  Term. The Series A Preferred Stock shall be perpetual and may not be redeemed by the Corporation unless such redemption by the Corporation is expressly authorized herein and consummated in accordance with the provisions specified herein; provided, however, that, for the avoidance of doubt, the Corporation may repurchase or retire or otherwise acquire the Series A Preferred Stock from a holder thereof, pursuant to a voluntary transaction between the Corporation and such holder.

      H.  Redemption of Series Preferred Stock. In the event that Series Preferred Stock of any series shall be made redeemable as provided in Article FOURTH, Paragraph B.3, the Corporation, at the option of the board of directors, may redeem at any time or times, and from time to time, all or any part of any one or more series of Series Preferred Stock outstanding by paying for each share the then applicable redemption price fixed by the board of directors as provided herein, plus an amount equal to accrued and unpaid dividends to the date fixed for redemption, upon such notice and terms as provided in the certificates filed pursuant to law with respect to such series of Series Preferred Stock.

      [I.  Combination of Shares of Common Stock. Upon the filing and effectiveness (the “Effective Time”) of this Restated Certificate of Incorporation pursuant to the Delaware General Corporation Law, each ten (10) shares of the Common Stock (the “Old Common Stock”) issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s common stock, $.01 par value per share (the “New Common Stock”), without any action by the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such combination. Stockholders who, immediately prior to the Effective Time, own a number of shares of Old Common Stock which is not evenly divisible by ten (10) shall, with respect to such fractional interest, be entitled to receive cash from the Corporation in lieu of fractions of shares of New Common Stock from the disposition of such fractional interest as provided below. The Corporation shall arrange for the disposition of fractional interests by those otherwise entitled thereto, by the mechanism of having (x) the transfer agent of the Corporation aggregate such fractional interests and (y) the shares resulting from the aggregation sold and (z) the net proceeds received from the sale be allocated and distributed among the holders of the fractional interests as their respective interests appear. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing combination.]*

      FIFTH:  At all elections of directors of the Corporation, each holder of Common Stock and Series A Voting Preferred Stock shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute such votes among the number of directors to be voted for, or for any two or more of them as such holder may see fit.

      The number of directors shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation; provided, that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director. All directors shall be elected at each election of directors by the stockholders entitled to vote thereon. Elections of directors need not be by written ballot.

      SIXTH:  For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided as follows:

1. Except as otherwise expressly provided in this Certificate of Incorporation or the bylaws, all actions of the board of directors shall be taken upon or pursuant to the affirmative vote of a majority of the directors present at a meeting at which a quorum is present.

2. The affirmative vote of the holders of two-thirds of the votes entitled to be cast by the holders of the issued and outstanding shares of Common Stock and Series A Voting Preferred Stock, voting together as a single class, shall be required to approve any of the following actions:

a. the merger or consolidation of the Corporation with or into any other entity;

b. the dissolution, liquidation or winding up of the Corporation; or

*  The bracketed text will be not be part of this Restated Charter if Proposal 4 is not adopted or does not become effective.

c. the sale, exchange, or lease of all or substantially all of the Corporation’s property and assets.

      SEVENTH:  No fractional shares of Corporation Common Stock shall be issued by the Corporation. [Subject to Article FOURTH, Paragraph I,]* in lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value per share of such Corporation Common Stock.

      EIGHTH:  If and to the extent permitted by the provisions governing amendment of the bylaws contained therein, the board of directors is authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation.

      NINTH:  To the fullest extent permitted by the General Corporation Law of Delaware or any other applicable laws presently or hereafter in effect, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Article NINTH shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

      TENTH:  Each person who is or was a director or officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by the General Corporation Law of the State of Delaware or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person which provide for indemnification greater or different than that provided in this Article TENTH. Any repeal or modification of this Article TENTH shall not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

      ELEVENTH:  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred on stockholders herein are granted subject to this reservation. This Certificate may not be amended, modified, rendered ineffective or repealed except by the vote of the holders of a majority of the votes entitled to be cast by the holders of issued and outstanding shares of Common Stock and Series A Voting Preferred Stock, voting together as a class. Other classes or series of stock shall not be entitled to vote on any such amendment, modification or other change, unless and to the extent required by applicable law; provided, however, that so long as shares of the Series A Preferred Stock shall be outstanding and unless the approval of a greater number of shares of the Series A Preferred Stock shall then be required by law, without first obtaining the consent or approval of the holders of a majority of the votes entitled to be cast by the holders of the then outstanding shares of the Series A Preferred Stock, voting as a single class separately from the holders of any other class or series of the capital stock of the Corporation, given in person or by proxy at a meeting at which the holders of shares of the Series A Preferred Stock shall be entitled to vote, or by written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, the Corporation shall not amend this Certificate of Incorporation or the bylaws of the Corporation, in a manner that adversely affects the rights, preferences or privileges of the shares of Series A Preferred Stock; provided, further however, that the creation of any other class of Series Preferred Stock with rights, privileges, qualifications, limitations or restrictions on par or greater than the Series A Preferred Stock shall be deemed not to adversely affect the rights, preferences or privileges of the Series A Preferred Stock or otherwise require the approval of the Series A Preferred Stock in any manner whatsoever, unless such Series Preferred Stock is created and issued in exchange for or as a dividend or distribution on shares of Common Stock.

      TWELFTH:  The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

*  The bracketed text will not be part of this Restated Charter if Proposal 4 is not adopted or does not become effective.

APPENDIX E

MOTIENT CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I

PURPOSE AND SCOPE OF THE PLAN

1.1  Purpose

      The Motient Corporation Employee Stock Purchase Plan is intended to encourage employee participation in the ownership and economic progress of the Corporation.

1.2  Definitions

      Unless the context clearly indicates otherwise, the following terms have the meaning set forth below:

      “Motient Benefits Administration” shall mean the Corporation’s Human Resources Group.

      “Board” shall mean the Board of Directors of the Corporation.

      “Code” shall mean the Internal Revenue Code of 1986, as amended.

      “Committee” shall mean a committee of officers or employees of the Corporation and/or one or more of its Subsidiaries appointed by the Board, which Committee shall administer the Plan as provided in Section 1.3 hereof.

      “Common Stock” shall mean shares of common stock of the Corporation.

      “Compensation” shall mean the base salary, bonuses, overtime, and commissions paid to an Employee by the Corporation or a Subsidiary in accordance with established payroll procedures.

      “Corporation” shall mean Motient Corporation.

      “Covered Officer” shall mean an Employee who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

      “Eligible Employee” shall mean an Employee who (i) is scheduled to work at least 20 hours per week and (ii) whose customary employment is more than five (5) months in a calendar year.

      “Employee” shall mean any employee of the Corporation or a Subsidiary.

      “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

      “Exercise Date” shall mean June 30 and December 31 of each Plan Year beginning after 1993.

      “Fair Market Value” of a share of Common Stock shall mean (i) with respect to the Initial Offering Date, the price at which a share of Common Stock is sold to the public in the Initial Public Offering, or (ii) in all other cases, the amount equal to the average of the closing bid and asked for prices of a Share on the applicable date as reported by the consolidated tape of the National Association of Securities Dealers Automated Quotation (or on such other recognized quotation system on which the trading prices of the Common Stock are quoted on the applicable date), or, if no Share transactions are reported on such tape (or such other system) on the applicable date, the average of the closing bid and asked for prices of a Share on the immediately preceding date on which Share transactions were so reported, or as determined pursuant to a reasonable method adopted by the Committee in good faith for such purpose.

      “Initial Offering” shall mean the first Option Period under the Plan, which shall begin on the Initial Offering Date and shall end on June 30, 1994.

      “Initial Offering Date” shall mean December 13, 1993.

      “Offering Date” shall mean July 1 and January 1 of each Plan Year beginning after 1993, provided that January 1, 1994 shall not be an Offering Date.

      “Option Period” shall mean (i) in the case of the Initial Offering, the period beginning on the Initial Offering Date and ending on June 30, 1994, or (ii) in all other cases, the period beginning on an Offering Date and ending on the next succeeding Exercise Date.

      “Option Price” shall mean the purchase price of a share of Common Stock hereunder as provided in Section 3.1 hereof.

      “Participant” shall mean any Eligible Employee who elects to participate.

      “Plan” shall mean this Motient Corporation Employee Stock Purchase Plan, as the same may be amended from time to time.

      “Plan Account” shall mean an account established and maintained by the Corporation in the name of each Participant.

      “Plan Year” shall mean the twelve (12) month period beginning January 1 and ending on the following December 31.

      “Stock Purchase Agreement” shall mean the form prescribed by the Committee which must be executed by an Employee who elects to participate in the Plan.

      “Subsidiary” shall mean any company in which the Corporation owns, directly or indirectly, shares possessing 50% of the total combined voting power of all classes of stock.

1.3  Administration of Plan

      The Committee shall have the authority to administer the Plan and to make and adopt rules and regulations not inconsistent with the provisions of the Plan, provided that, except with respect to the Initial Offering, the Committee also is authorized to change the Offering Periods, Offering Dates and Exercise Dates under the Plan by providing written notice to all Employees at least 15 days prior to the Exercise Date following which such changes will take effect. The Committee shall adopt the form of Stock Purchase Agreement and all notices required hereunder. The Committee may delegate administrative tasks under the Plan to one or more agents. The Committee’s interpretation and decisions in respect to the Plan shall be final and conclusive.

1.4  Effective Date of Plan

      The plan shall become effective on December 13, 1993, which shall be the Initial Offering Date, provided that the Plan is approved by the stockholders of the Corporation within 12 months before or after the date the Plan is adopted by the Board.

1.5  Termination of Plan

      The Plan shall continue in effect through December 31, 2003 unless terminated prior thereto pursuant to Section 4.3 hereof, or by the Board which shall have the right to terminate the Plan at any time. Upon any such termination, the balance of any payroll deductions in each Participant’s Plan Account shall be refunded and, except as provided in Article VI with respect to Covered Officers, a certificate or certificates for any shares of Common Stock in each Participant’s Plan Account shall be distributed to the Participant.

ARTICLE II

PARTICIPATION

2.1  Eligibility

      Except in the case of the Initial Offering, each person who is an Eligible Employee on an Offering Date may become a Participant by executing and filing a Stock Purchase Agreement at least 15 days prior to said Offering Date. In the case of the Initial Offering, each person who is an Eligible Employee on the Initial Offering Date may become a Participant by executing and filing a Stock Purchase Agreement on or before the date determined by the Committee in accordance with applicable law. An Employee may not participate in the Plan if immediately after the applicable Offering Date or, in the case of the Initial Offering, the Initial Offering Date, the Employee would be deemed for purposes of Section 423(b)(3) of the Code to possess 5% or more of the total combined voting power or value of all classes of stock of the Corporation or any Subsidiary. Notwithstanding the foregoing, the eligibility of any Participant who is a Covered Officer is further limited to the extent provided in Article VI.

2.2  Payroll Deductions

      Payment for shares of Common Stock purchased hereunder shall be made by authorized payroll deductions from each payment of Compensation in accordance with instructions received from a Participant. Payroll deductions (a) shall be equal to at least 1% of Compensation and (b) must equal at least five dollars ($5.00) per pay period and (c) may be expressed either as (i) a whole number percentage or (ii) a fixed dollar amount, subject to the provisions of section 3.3 hereof. A Participant may not increase or decrease the deduction during an Option Period. A Participant may, however, change the percentage deduction for any subsequent Option Period by filing another Stock Purchase Agreement at least 15 days prior to the Offering Date on which such subsequent Option Period commences. Amounts deducted from a Participant’s Compensation pursuant to this Section 2.2 shall be credited to the Participant’s Plan Account.

ARTICLE III

PURCHASE OF SHARES

3.1  Option Price

      The Option Price per share of the Common Stock sold to Participants hereunder shall be 85% of the Fair Market Value of such share on (i) in the case of the Initial Offering, either the Initial Offering Date or the Exercise Date of the Option Period, whichever is lower, or (ii) in all other cases, either the Offering Date or the Exercise Date of the Option Period, whichever is lower, but in no event shall the Option Price per share be less than the par value of the Common Stock.

3.2  Purchase of Shares

      On each Exercise Date, the amount in a Participant’s Plan Account shall be charged with the aggregate Option Price of the largest number of whole shares of Common Stock which can be purchased with said amount. The balance, if any, in such Plan Account shall be carried forward to the next succeeding Offering Period, unless the Participant has elected to withdraw from the Plan pursuant to Section 5.1 hereof.

3.3  Limitations on Purchase

      The Fair Market Value (determined on the Offering Date or the Initial Offering Date, as the case may be) of the number of shares of Common Stock that may be purchased under the Plan by a Participant in any calendar year shall not exceed $25,000.

3.4  Transferability of Rights

      Rights to purchase shares of Common Stock hereunder shall not be transferable otherwise than by will or the laws of descent and distribution, and may be exercised during the Participant’s lifetime only by the Participant.

ARTICLE IV

PROVISIONS RELATING TO COMMON STOCK

4.1  Common Stock Reserved

      There shall be 600,000 authorized and unissued shares of Common Stock, reissued treasury shares of Common Stock, or shares of Common Stock otherwise acquired by the Corporation, reserved for the Plan, subject to adjustment in accordance with Section 4.2 hereof. The aggregate number of shares which may be purchased under the Plan shall not exceed the number of shares reserved for the Plan.

4.2  Adjustment for Changes in Common Stock

      In the event that adjustments are made in the number of outstanding shares of Common Stock or the shares are exchanged for a different class of stock of the Corporation or for shares of stock of any other corporation by reason of merger, consolidation, stock dividend, stock split or otherwise, the Committee may make appropriate adjustments in (i) the number and class of shares or other securities that may be reserved for purchase hereunder, and (ii) the Option Price. All such adjustments shall be made in the sole discretion of the Committee, and its decision shall be binding and conclusive.

4.3  Insufficient Shares

      If the aggregate funds available for the purchase of Common Stock on any Exercise Date would cause an issuance of shares in excess of the number provided for in Section 4.1 hereof, (i) the Committee shall proportionately reduce the number of shares that would otherwise be purchased by each Participant in order to eliminate such excess, and (ii) the Plan shall automatically terminate immediately after such Exercise Date.

4.4  Confirmation

      Each purchase of Common Stock hereunder shall be confirmed in writing to the Participant. A record of purchases shall be maintained by appropriate entries on the books of the Corporation. Except as provided in Article VI with respect to Covered Officers, Participants may obtain a certificate or certificates for all or part of the shares of Common Stock purchased hereunder by requesting same in writing.

4.5  Rights as Shareholders

      The shares of Common Stock purchased by a Participant on an Exercise Date shall, for all purposes, be deemed to have been issued and sold at the close of business on such Exercise Date. Prior to that time, none of the rights or privileges of a stockholder of the Corporation shall exist with respect to such shares.

ARTICLE V

TERMINATION OF PARTICIPATION

5.1  Voluntary Withdrawal

      A Participant may withdraw from the Plan at any time by filing notice of withdrawal prior to the close of business on an Exercise Date. Upon withdrawal, the entire amount, if any, in a Participant’s Plan Account shall be refunded to him or her, unless the Participant elects in such notice of withdrawal to have such amount used to purchase whole shares of Common Stock pursuant to Section 3.2 hereof on said

Exercise Date, and have any remaining balance refunded. Except as provided in Article VI with respect to Covered Officers, any Participant who withdraws from the Plan may again become a Participant in accordance with Section 2.1 hereof.

5.2  Termination of Eligibility

      If a Participant retires, he or she may elect to (i) withdraw the entire amount, if any, in his or her Plan Account, or (ii) have the amount used to purchase whole shares of Common Stock pursuant to Section 3.2 hereof on the next succeeding Exercise Date, and have any remaining balance refunded.

      If a Participant ceases to be eligible under Section 2.1 hereof for any reason other than retirement, the dollar amount in such Participant’s Plan Account will be refunded and, except as provided in Article VI with respect to Covered Officers, the number of unissued shares in such Participant’s Plan Account will be distributed to the Participant or his or her designated beneficiary or estate.

ARTICLE VI

SPECIAL RULES FOR COVERED OFFICERS

6.1  Withdrawal From Plan

      Unless permitted by the Committee, if a Participant who is a Covered Officer withdraws from the Plan (i.e., ceases participation), he or she will not again be eligible to participate in the Plan until the expiration of six months from the effective date of the notice of withdrawal. In the event of such withdrawal, the entire amount, if any, in the Participant’s Plan Account shall be refunded to him or her, unless the Participant elects in the notice of withdrawal to purchase shares of Common Stock at the end of the Option Period and have the balance, if any, in the Participant’s Plan Account refunded (in such case, the effective date of the notice of withdrawal will be the Exercise Date).

6.2  Obtaining Certificates for Common Stock

      Unless otherwise permitted by the Committee, a Participant who is a Covered Officer shall not be permitted to receive a certificate or certificates representing shares of Common Stock held in his or her Plan Account until the expiration of six months from the Exercise Date on which the shares are purchased. If such a Participant withdraws from the Plan (i.e., ceases participation) or the Plan terminates, and the Participant has shares of Common Stock in his or her Plan Account that have not been held for such six-month period, no certificates for the shares will be issued to the Participant until the end of that six-month period unless the Committee so permits. Unless permitted by the Committee, if a Participant who is a Covered Officer wishes to receive a certificate or certificates representing shares of Common Stock that have been held in his or her Plan Account for at least six months, the Participant also must withdraw from the Plan (i.e., cease participation) as of the date the certificate or certificates are issued and will not again be eligible to participate in the Plan until the expiration of six months from that date.

6.3  Qualification under Code Section 423

      Should any provision of this Article VI cause the Plan not to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code, then such provision shall not be a requirement under the Plan and shall instead be a guideline that each Participant who is a Covered Officer is urged to follow in order to avoid possible liability to the Corporation pursuant to Section 16(b) of the Exchange Act with respect to transactions under the Plan.

ARTICLE VII

GENERAL PROVISIONS

7.1  Broad Based, Nondiscriminatory Plan

      The Plan shall at all times be a broad based, nondiscriminatory plan within the meaning of Rule 16b-3(d)(2)(i)(A) under the Exchange Act.

7.2  Notices

      Any notice that a Participant files pursuant to the Plan shall be made on forms prescribed by the Committee and, except with respect to a notice of withdrawal that is intended to take effect after the purchase of shares of Common Stock at the end of the Option Period (see Section 5.1 above), shall be effective when received by Motient Benefits Administration.

7.3  Condition of Employment

      Neither the creation of the Plan nor participation therein shall be deemed to create any right of continued employment or in any way affect the right of the Corporation or a Subsidiary to terminate an Employee.

7.4  Amendment of the Plan

      The Board of Directors may at any time, or from time to time, amend the Plan in any respect, except that, without approval of the stockholders, no amendment may increase the aggregate number of shares reserved under the Plan other than as provided in Section 4.2 hereof, materially increase the benefits accruing to Participants, or modify the requirements as to eligibility for participation in the Plan. Any amendment of the Plan must be made in accordance with applicable provisions of the Code and/or any regulations issued thereunder.

7.5  Application of Funds

      All funds received by the Corporation by reason of purchase of Common Stock hereunder may be used for any corporate purpose.

7.6  Legal Restrictions

      The Corporation shall not be obligated to sell shares of Common Stock hereunder if counsel to the Corporation determines that such sale would violate any applicable law or regulation.

7.7  Governing Law

      The Plan and all rights and obligations thereunder shall be construed and enforced in accordance with the laws of the State of Delaware.

APPENDIX F

      If Proposal 1(A) and Proposal 1(B) are not adopted and Proposal 4 is adopted, then Motient’s Restated Certificate of Incorporation shall be amended by adding the following paragraph to the end of Article IV thereof:

      “Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Corporation’s Restated Certificate of Incorporation pursuant to the Delaware General Corporation Law, each 10 shares of the Common Stock (the “Old Common Stock”) issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s common stock, $.01 par value per share (the “New Common Stock”), without any action by the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such combination. Stockholders who, immediately prior to the Effective Time, own a number of shares of Old Common Stock which is not evenly divisible by 10 shall, with respect to such fractional interest, be entitled to receive cash from the Corporation in lieu of fractions of shares of New Common Stock from the disposition of such fractional interest as provided below. The Corporation shall arrange for the disposition of fractional interests by those otherwise entitled thereto, by the mechanism of having (x) the transfer agent of the Corporation aggregate such fractional interests and (y) the shares resulting from the aggregation sold and (z) the net proceeds received from the sale be allocated and distributed among the holders of the fractional interests as their respective interests appear. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing combination.”

F-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

      Under Section 145 of the Delaware General Corporation Law (“DGCL”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses, including attorneys’ fees, as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

      The restated certificate of incorporation of Motient (the “Motient Certificate”) provides that no director of Motient shall be personally liable for breach of fiduciary duty as a director. Any repeal or modification of such provision shall not adversely affect any right or protection of a director of Motient existing immediately prior to such repeal or modification. Both the Motient Certificate and the Bylaws of Motient contain provisions that further provide for the indemnification of directors and officers to the fullest extent permitted by the DGCL.

Item 21.  Exhibits and Financial Statement Schedules

     a) Exhibits

See Exhibit Index (which is incorporated by reference herein)

     b) Financial Statement Schedules

Schedule I — Condensed Financial Information of Registrant

Schedule II — Valuation and Qualifying Accounts

Item 22.  Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

      The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by Form S-4 with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of Form S-4.

      The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Motient has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Fairfax, Commonwealth of Virginia, on the 15th day of August, 2001.

MOTIENT CORPORATION

By:	/s/ DAVID H. ENGVALL

Name: David H. Engvall
Title: Vice President and General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No 1 to registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Walter V. Purnell, Jr.	President and Chief Executive Officer, and Director (Principal Executive Officer)	August 15, 2001

* W. Bartlett Snell	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2001

* Gary M. Parsons	Chairman of the Board	August 15, 2001

* Billy J. Parrott	Director	August 15, 2001

* Andrew A. Quartner	Director	August 15, 2001

* Jonelle St. John	Director	August 15, 2001

*By: /s/ DAVID H. ENGVALL David H. Engvall Attorney-in-Fact

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Motient Corporation:

      We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Motient Corporation and Subsidiaries (a Delaware corporation) included in this Form S-4 and have issued our report thereon dated April 2, 2001. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Part II Item 21(b) are the responsibility of the Company’s management and are presented for purposes of complying with the Securities and Exchange Commission’s rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

      Our report on the financial statements includes an explanatory paragraph with respect to the assumption that the Company will continue as a going concern as discussed in Note 1 to the financial statements.

/s/ Arthur Andersen LLP

Vienna, Virginia,
April 2, 2001

SCHEDULE I

MOTIENT CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(Parent Company Only)
Condensed Balance Sheets
(in thousands)

	December 31,

	2000	1999

ASSETS

Current portion of prepaid interest rate swap	$611	$2,445

Other current assets	246	123

Long term portion of prepaid interest rate swap	—	611

Total current assets	—	—

Restricted long-term investments	10,633	12,429

Note receivable from subsidiary	14,000	14,000

Deferred charges and other long-term assets	1,452	2,441

Investment in subsidiaries	27,265	43,129

Total assets	$54,207	$75,178

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Accounts payable and accrued expenses	$1,323	$1,266

Term Loan payable	40,000	41,000

Note payable to related party	—	50,138

Total Liabilities	41,323	92,404

Stockholders’ Deficit:

Preferred Stock	—	—

Common Stock	495	485

Additional paid-in capital	982,621	844,181

Common stock purchase warrants	80,292	63,290

Deferred compensation	(134)	(6,536)

Unamortized guarantee warrants	(11,504)	(18,384)

Accumulated loss	(1,038,886)	(900,262)

Total Stockholders’ Equity (Deficit)	12,884	(17,226)

Total Liabilities, Minority Interest and Stockholders’ Deficit	$54,207	$75,178

SCHEDULE I

MOTIENT CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(Parent Company Only)
Condensed Statements of Operations
(in thousands)

	For the Years Ended December 31,

	2000	1999	1998

Management fees from wholly-owned subsidiary	$1,200	$1,200	$1,200
Operating Expenses

Sales and advertising	117	125	121

General and administrative	1,125	850	1,066

Total operating expenses	1,242	975	1,187

Operating Loss	(42)	225	13

Interest and other income	1,375	4,536	8,472

Gain on note payable to related party	36,779	(9,919)	—

Unrealized loss on note payable to related party	—	(27,399)	—

Interest expense	(5,667)	(10,129)	(8,298)

(Loss) income before net loss of subsidiaries	32,445	(42,686)	187

Equity in loss of subsidiaries — Note A	(170,934)	(276,113)	(150,753)

Net Loss before extraordinary item	(138,489)	(318,799)	(150,566)

Extraordinary loss on debt extinguishment	(135)	(12,132)	—

Net Loss	(138,624)	(330,931)	(150,566)

XM Radio Preferred Stock Dividend Requirement	(5,081)	—	—

XM Radio Beneficial Conversion Charges	(44,438)	—	—

Net Loss Attributable to Common Shareholders	$(188,143)	(330,931)	$(150,566)

SCHEDULE I

MOTIENT CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(Parent Company Only)
Condensed Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,

	2000	1999	1998

Cash Provided from Operating Activities	$1,189	$13,456	$18,014
Investing Activities

Purchase of XM Radio note receivable	—	(21,419)	—

Investment in XM Radio	—	(3,351)	—

Sale (purchase) of restricted securities	1,796	(1,669)	(28,152)

Advances to and investment in subsidiaries	(26,461)	(77,473)	(98,764)

Cash used in investing activities	(24,665)	(103,912)	(126,916)
Financing Activities

Proceeds from the issuance of Warrants	—	—	8,490

Proceeds from reduction of interest rate swap	—	6,009	—

Proceeds from note payable to related party	—	21,500	—

Debt issuance costs	78	(306)	—

Proceeds from issuance of conversion option to the investors of Satellite Ventures	18,411	—	—

Proceeds (repayment of) Term Facility	(1,000)	(59,000)	100,000

Proceeds from sale of Common Stock	5,987	122,253	412

Cash Provided by Financing Activities	23,476	90,456	108,902

Increase for the period	—	—	—

Beginning of period	—	—	—

End of period	$—	$—	$—

SCHEDULE I

MOTIENT CORPORATION

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(Parent Company Only)

Notes to Condensed Financial Statements

Note A — Background and Basis of Presentation

      Motient Corporation (with its subsidiaries, “Motient” or the “Company”) is a leading provider of two-way mobile communications services principally to business-to-business customers and enterprises. Motient serves a variety of markets including mobile professionals, telemetry, transportation, field service, and nationwide voice dispatch, to customers in the United States. Motient provides its eLinksm brand two-way wireless email services to customers accessing email through corporate servers, Internet Service Providers (“ISP”), Mail Service Provider (“MSP”) accounts, and paging network suppliers. In November 2000, Motient launched its BlackBerry™ by Motient wireless email solution, developed by Research In Motion (“RIM”) and licensed to operate on Motient’s network. BlackBerry™ by Motient is designed for large corporate accounts operating in a Microsoft Exchange environment and contains advanced encryption features. Together, the Company considers these two-way mobile communications services to be its Core Wireless Business.

      Additionally, as of December 31, 2000, Motient had an equity interest of approximately 33.1% (or 21.3% on a fully diluted basis) in XM Satellite Radio Holdings Inc. (“XM Radio”), a public company; and, as of December 31, 2000 the Company controlled XM Radio through Board of Director membership and common stock voting rights.

      In January 2001, pursuant to FCC approval to cease to control XM Radio, the number of directors appointed by the Company to XM Radio’s Board of Directors was reduced to less than 50% of the XM Radio directors, and the Company converted a portion of its super-voting Class B Common Stock of XM Radio to Class A Common Stock. As a result, the Company ceased to be in control of XM Radio. The carrying value of the Company’s investment in XM Radio pursuant to the equity method of accounting was $288,064 (or $17.19 per share) as of December 31, 2000. As of March 29, 2001, the market price of XM Radio common stock was $7.00 per share, $10.19 per share less than the Company’s carrying value. Pursuant to the equity method of accounting, beginning in 2001, the Company will be required to assess, considering market and other appropriate factors, whether a permanent impairment of the Company’s investment in XM Radio has occurred and an impairment loss recognized.

      The operations and financing of XM Radio are maintained separate and apart from the operations and financing of Motient. Please refer to XM Radio’s audited financial statements, included in its reports and filings with the Securities and Exchange Commission (“SEC”), for more detail about its business plan, risks, and financial results.

      On June 29, 2000, the Company formed a joint venture subsidiary, Mobile Satellite Ventures LLC (“Satellite Ventures”), in which the Company owns 80% of the membership interests. The remaining 20% interest in Satellite Ventures is owned by a group of three investors which paid an aggregate of $50 million in exchange for their 20% interest.

      On November 29, 2000, Motient Services Inc. (“Motient Services”), a wholly-owned subsidiary of Motient Holdings (defined below) sold its retail transportation assets to Aether Systems, Inc. (“Aether”). Aether purchased all of the assets in Motient Services’s wireless communications business for the transportation market, including its satellite-only MobileMAX2™ multi-mode mobile messaging business, and Aether assumed all liabilities related to the transportation business. In addition, Aether entered into separate long-term prepaid airtime agreements with the Motient Services and Motient Communications Inc. (“Motient Communications,” formerly ARDIS Company), as sister company to Motient Services.

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note A — Background and Basis of Presentation — (Continued)

      In the Parent Company-only financial statements, the Company’s investment in subsidiaries is stated at cost less losses of subsidiaries. The net loss of subsidiaries is included in these financial statements using the equity method. Certain amounts have been reclassified from prior years. The Company has entered into various transactions with its subsidiaries which have not been eliminated in the December 31, 2000 audited consolidated financial statements and are summarized as follows:

	2000	1999	1998

Investment in and amounts due from subsidiaries	$7,579	$13,038	$12,834

Management fees	1,200	1,200	1,200

Interest income	795	3,982	7,712

Interest expense allocated to subsidiaries	4,112	4,211	3,804

Note B — Investment in Subsidiaries and Liquidity and Financing Requirements

      As stated in Note A, the Company records its investment in subsidiaries on the equity method. In connection with the Motient Communications Acquisition in 1998, the Company formed a new wholly-owned subsidiary (“Motient Holdings”) to hold the stock of all current wholly-owned operating subsidiaries. Motient Holdings has two wholly-owned subsidiaries. Additionally, the Company has equity investments in XM Radio and Satellite Ventures. The recoverability of such investments is subject to the risks associated with expanding a developing business. Specifically, future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. Depending on their extent and timing, these factors, individually or in the aggregate, could have an adverse effect on the Subsidiaries’ financial condition and future results of operations.

  Summary of Liquidity and Financing Sources for Core Wireless Business

      Adequate liquidity and capital are critical to Motient’s ability to continue as a going concern and to fund subscriber acquisition programs necessary to achieve positive cash flow and profitable operations. The Company expects to continue to make significant capital outlays to fund interest expense, new product rollouts, capital expenditures and working capital before it begins to generate positive cash flow from operations. The Company expects these outlays to continue for the foreseeable future.

      The Company’s current operating assumptions and projections reflect its best estimate of subscriber and revenue growth and operating expenses. Motient anticipates that capital expenditures, operating losses, working capital and debt service requirements through 2001 can be met by (i) cash on hand, (ii) borrowings available under its bank financing and vendor financing, (iii) proceeds realized through the sale of inventory relating to eLink and BlackBerry™, (iv) reduction of operating expenditures, (v) additional debt or equity financing transactions, and (vi) its investment in XM Radio. Additionally, the Company has the potential to receive additional funds from the Aether transaction as well as the Satellite Ventures transaction. The Company’s financial results could deteriorate, and its ability to meet its projections is subject to numerous uncertainties. There can be no assurance that the current projections will be achieved. If Motient’s cash requirements are more than projected, it will require additional financing in amounts which may be material. The type, timing and terms of financing that the Company selects will be dependent upon the Company’s cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. The Company cannot guarantee that additional financing sources will be available at any given time or available on favorable terms.

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note B — Investment in Subsidiaries and Liquidity and Financing Requirements — (Continued)

      The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The successful implementation of the Company’s business plan requires substantial funds to finance the maintenance and growth of its operations, network and subscriber base and to expand into new markets. The Company has an accumulated deficit and has historically incurred losses from operations which are expected to continue for additional periods in the future. There can be no assurance that its operations will become profitable. These factors, along with the Company’s negative operating cash flows have placed significant pressures on the Company’s financial condition and liquidity position, and create substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the possible effects on the recoverability and classification of assets or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

      In January and February 2001, the Company sold, in two separate transactions, 2 million shares of its XM Radio Class A Common Stock, at an average price of $16.77 per share, for total proceeds of $33.5 million. Approximately $8.5 million of the proceeds were used to repay and permanently reduce the Term Facility. In exchange for the Guarantors agreeing to waive certain debt repayment obligations for the second sale of shares, the Company and the Guarantors have agreed that the first $16.5 million of proceeds received from the earlier of (i) the closing of the Satellite Ventures transaction and (ii) any other stated reduction event to occur in the year 2002 will be used to pay down the bank financing.

      On April 2, 2001, Motient entered into an agreement for financing in the amount of $25 million from Rare Medium Group, Inc. (“Rare”) in the form of a note payable at 12.5% annual interest with a maturity date. Additionally, the Company has the ability to receive up to an additional $25 million of funding, on comparable terms, the amount of which will be based on the market price of XM Radio stock. The notes are collateralized by up to 5 million of the Company’s XM Radio shares, and Rare has the option to exchange the notes for a number of XM Radio shares equivalent to the principal of the note plus any accrued interest thereon. Of the first $25 million received by the Company, the Company used $6.1 million to repay and permanently reduce its Term Facility and $14.4 million is subject to availability upon the approval of the Guarantors.

      As of March 30, 2001, the Company held approximately 14.7 million shares of XM Radio stock; however, approximately 13.7 million of such shares are pledged to and held by Rare or the Company’s banks and guarantors to secure the Company’s obligations under its bank financings and the notes with Rare. There is no guarantee that the banks and guarantors would agree to release any portion of their share of this security to permit the Company to liquidate its XM Radio shares, or that such approval would be on terms favorable to the Company. Further, the Company’s ability to sell its shares of XM Radio stock in the public markets is generally limited to the quarterly volume restrictions under Rule 144 of the Securities Act.

      As noted above, in June 2000 Motient formed a new joint venture subsidiary, Satellite Ventures, in which the Company owns 80% of the membership interests. The remaining 20% interest in Satellite Ventures is owned by the Investors. The Investors paid $50 million to Satellite Ventures (in the aggregate), in exchange for their 20% interest. Of the $50 million payment received by Satellite Ventures, $6.0 million was retained by Satellite Ventures to fund certain research and development activities, with the remaining $44 million paid to Motient Services, which owns the Company’s satellite and related assets. Of the $44 million paid to Motient Services, $20 million was payment under a Research and Development, Marketing and Service Agreement, and $24 million was a deposit under the asset sale

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note B — Investment in Subsidiaries and Liquidity and Financing Requirements — (Continued)

agreement pursuant to which Motient Services would sell its satellite and related assets to Satellite Ventures.

      Motient is party to a bank financing consisting of (i) a $77.25 million Revolving Credit Facility issued by Motient Holdings (formerly AMSC Acquisition Company, Inc.) (“Motient Holdings”), and guaranteed by the Company, maturing March 31, 2003, and a $31.5 million Term Loan Facility issued by the Company which matures March 31, 2003 with up to three one-year extensions subject to lender approval. The bank financing is severally guaranteed by Hughes Electronics Corporation, Singapore Telecommunications Ltd. and Baron Capital Partners, L.P. (collectively, the “Bank Facility Guarantors”).

      In 1999, the Company raised $116 million, net of underwriting discounts and expenses, through the issuance of 7.0 million shares of common stock in a public offering. Of the net proceeds, $59 million was used to pay down a portion of the Term Loan Facility, and is not available for re-borrowing. In 2000, the Company paid down and permanently reduced the Term Loan Facility by another $1 million with proceeds from stock and warrant exercises, and the Revolving Credit Facility was permanently reduced by $22.8 million with a portion of the proceeds of the Satellite Ventures and Aether transactions. As a result of the permanent reductions of the Term Facility, the Company recorded an extraordinary loss on extinguishment of debt of approximately $135,000 in 2000 and $12.1 million in 1999, which reflects the write-off, on a pro-rata basis, of unamortized guarantee warrants held by the Bank Facility Guarantors (the “Guarantee Warrants”) and deferred financing fees associated with the placement of the bank financing. The Company will record an extraordinary loss on extinguishment of debt in 2001 associated with the $8.5 million Term Loan Facility repayment noted above.

      As of March 30, 2001, the Company had $31.5 million outstanding under the Term Loan Facility at a rate of 6.19% and Motient Holdings had $77.3 million outstanding under the revolving credit facility at rates ranging from 6% to 8%. As of March 30, 2001, no amounts were available for borrowing under the Revolving Credit Facility.

      In connection with the Bank Financing, the Bank Facility Guarantors extended separate guarantees of the obligations of each of Motient Holdings and the Company to the banks, which on a several basis aggregated to $200 million. In their agreement with each of Motient Holdings and the Company (the “Guarantee Issuance Agreement”), the Bank Facility Guarantors agreed to make their guarantees available for the Bank Financing. In exchange for the additional risks undertaken by the Bank Facility Guarantors in connection with the Bank Financing, the Company agreed to compensate the Bank Facility Guarantors, principally in the form of 1 million additional warrants and re-pricing of 5.5 million warrants previously issued in connection with the original Bank Facility (together, the “Guarantee Warrants”). The Guarantee Warrants were issued with an exercise price of $12.51 and were valued at approximately $17.7 million. The amounts initially assigned to the Guarantee Warrants and subsequent repricings are recorded as Common Stock Purchase Warrants and Unamortized Guarantee Warrants in the accompanying consolidated balance sheets. The amount assigned to Unamortized Guarantee Warrants is amortized to interest expense over the life of the related debt. On March 29, 1999, the Bank Facility Guarantors agreed to eliminate certain covenants contained in the Guarantee Issuance Agreement relating to earnings before interest, depreciation, amortization, and taxes (“EBITDA”) and service revenue. In exchange for this elimination of covenants, the Company agreed to re-price their Guarantee Warrants, effective April 1,1999, from $12.51 to $7.50. The value of the re-pricing was approximately $1.5 million.

      As a result of the automatic application of certain adjustment provisions following the issuance of the 7.0 million shares in the August 1999 public offering, the exercise price of the Guarantee Warrants was

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note B — Investment in Subsidiaries and Liquidity and Financing Requirements — (Continued)

reduced to $7.3571 per share and the Guarantee Warrants became exercisable for an additional 126,250 shares. The additional Guarantee Warrants and re-pricing were valued at $2.4 million. Additionally, in June 2000, the Bank Facility Guarantors agreed to partially reduce the debt repayment requirements associated with the Satellite Ventures transaction. In exchange, the Company further reduced the price of the Guarantee Warrants to $6.25, which was valued at $1.4 million.

      Further, in connection with the Guarantee Issuance Agreement, the Company has agreed to reimburse the Bank Facility Guarantors in the event that the Guarantors are required to make payment under the Bank Financing guarantees, and, in connection with this reimbursement commitment has provided the Bank Facility Guarantors a junior security interest with respect to the assets of the Company, principally its stockholdings in XM Radio and Motient Holdings.

      In connection with the bank financing, the Company entered into an interest rate swap agreement, with an implied annual rate of 6.51%. The swap agreement reduces the impact of interest rate increases on the Term Loan Facility. The Company paid a fixed fee of approximately $17.9 million for the swap agreement. In return, the counter-party is obligated to pay a variable rate equal to LIBOR plus 50 basis points, paid on a quarterly basis directly to the respective banks on behalf of the Company, on a notional amount of $100 million until the termination date of March 31, 2001. In connection with the pay down of a portion of the Term Loan Facility during 1999, the Company reduced the notional amount of its swap agreement from $100 million to $41 million and realized net proceeds of approximately $6 million due to early termination of a portion of the swap agreement. The Company has reflected as an asset, the fee paid for the swap agreement and is included in other assets in the accompanying consolidated balance sheets. The interest rate swap fee is being amortized over the life of the swap as a component of interest expense. The Company is exposed to a credit loss in the event of non-performance by the counter party under the swap agreement. The Company does not believe there is a significant risk of non-performance as the counter party to the swap agreement is a major financial institution.

      On March 31, 1998, Motient Holdings issued $335 million of units consisting of 12.25% Senior Notes due 2008 (the “Senior Notes”), and one warrant to purchase 3.75749 shares of Common Stock. As a result of the August 1999 common stock offering and the automatic application of certain adjustment provisions, the exercise price of the warrants associated with the Senior Notes was reduced to $12.28 per share, the number of shares per warrant was increased to 3.83 shares for each $1,000 principle amount of Senior Notes, and the aggregate number of shares issuable upon exercise of such warrants was increased by 24,294. The additional Senior Note warrants and re-pricing were valued at $440,000 and recorded as additional debt discount. The Senior Notes are fully guaranteed by the Company.

      Additionally, Motorola has entered into an agreement with Motient Communications to provide up to $15 million of vendor financing (the “Vendor Financing Commitment”), to finance up to 75% of the purchase price of additional network base stations. Loans under this facility bear interest at a rate equal to LIBOR plus 7.0% and will be guaranteed by the Company and each subsidiary of Motient Holdings. The terms of the facility require that amounts borrowed be secured by the equipment purchased therewith. Advances made during a quarter constitute a loan, which is then amortized on a quarterly basis over three years. As of December 31, 2000 and 1999, $8.5 million and $4.5 million respectively, was outstanding under this facility at interest rates ranging from 13.0% to 13.8% and 12.1% to 13.1%, respectively.

      In January 1999 the Company issued to Baron Asset Fund (“Baron”), a stockholder and guarantor of the Company’s bank facility, a $21.5 million note convertible into shares of common stock of XM Radio (the “Convertible Note Payable to Related Party” or “Baron XM Radio Convertible Note”). The

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note B — Investment in Subsidiaries and Liquidity and Financing Requirements — (Continued)

Company subsequently loaned approximately $21.4 million to XM Radio in exchange for XM Radio Common Stock and a note convertible into XM Radio shares (the “XM Radio Note Receivable”). On October 8, 1999 XM Radio completed its initial public offering of 10.2 million shares of Class A common stock, which triggered the conversion of the XM Radio Note receivable into approximately 1.5 million shares of XM Radio Class B common stock.

      The Baron XM Radio Convertible note was indexed to XM Radio stock and thus the $50.1 million recorded in the consolidated balance sheet at December 31, 1999 reflected management’s best estimate of the fair value of the Baron XM Radio Convertible Note. Changes in the fair value of the Baron XM Radio Convertible Note were reflected in the accompanying statement of operations as an unrealized gain or loss on note payable to related party. Due to the increase in value of XM Radio stock, the Company recorded an unrealized loss of $27.4 million for the year ended December 31, 1999 on the Baron XM Radio Convertible Note. Prior to the XM Radio acquisition, the Company also recorded the XM Radio Note Receivable at management’s best estimate of its fair value, and as a result, recorded an unrealized loss on the XM Radio Note Receivable $9.9 million for the year ended December 31, 1999.

      On January 13, 2000, Baron notified the Company of its intention to exchange the Baron XM Radio Convertible Note for 1,314,914 shares of XM Radio Class B Stock. The exchange of the convertible note resulted in a gain in 2000 of approximately $36.8 million computed as the difference in the carrying value of the Baron XM Radio Convertible Note and the Company’s cost basis in XM Radio stock exchanged upon conversion of this note.

  XM Radio

      XM Radio is operated, managed, and funded separately from the Company. While the Company does not have any obligation or commitments to provide additional funding to XM Radio, and does not expect to provide such funding, it may choose to provide additional financing in the future. XM Radio is currently exploring several financing arrangements, which may include selling debt or equity securities or obtaining loans from commercial banks or other financial institutions (See Note D — Subsequent Events). The failure of XM Radio to obtain required financing could have a material adverse effect on the value of the Company’s investment in XM Radio.

      On July 7, 1999 XM Radio issued $250 million of Series A subordinated convertible notes to several new strategic and financial investors including General Motors, Clear Channel Investments, DIRECTV, Telcom Ventures, Columbia Capital and Madison Dearborn Partners. $75 million of the proceeds were used to pay an outstanding note payable and the remaining proceeds were used to fund working capital needs. The Series A subordinated notes and all accrued interest thereon are convertible into Series A convertible preferred stock (in the case of the notes held by General Motors), or Class A common stock (in the case the notes held by the other investors) at a conversion price of $9.52 per share at the election of the note holders or upon the occurrence of certain events, including an initial public offering of a prescribed size of XM Radio shares. On October 8, 1999, XM Radio completed an initial public offering of 10.2 million shares of Class A common stock. Concurrent with this offering, the Series A subordinated convertible notes were converted into 10.8 million shares of Series A convertible preferred stock and 16.2 million shares of Class A common stock.

      In the first quarter of 2000, XM Radio raised an additional $228.6 million in net proceeds through a follow-on offering of 4.4 million shares of its Class A common stock and 2.0 million shares of Series B convertible redeemable preferred stock.

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note B — Investment in Subsidiaries and Liquidity and Financing Requirements — (Continued)

      In March 2000, XM Radio completed a high yield debt offering of 325,000 units, each unit consisting of $1,000 principal amount of 14% Senior Secured Notes due 2010 and one warrant to purchase 8.024815 shares of Class A common stock of XM Radio at an exercise price of $49.50 per share. XM Radio realized net proceeds of $191.5 million, excluding $123.0 million used to acquire restricted investments which will be used to pay interest payments due under the notes for the first three years.

      In August 2000, XM Radio completed a private offering of 235,000 shares for $1,000 per share of its 8.25% Series C convertible redeemable preferred stock and raised additional net proceeds of approximately $226.8 million. XM Radio recorded a $123.0 million beneficial conversion charge that reduced earnings available to common stockholders. The issuance of the Series C preferred stock caused the exercise price of the warrants sold in March 2000 to be adjusted to $47.94 and the number of warrant shares to be increased to 8.285948 per warrant.

      In connection with the above XM Radio transactions, the Company’s voting interest in XM Radio was reduced to 33.1% (21.3% on a fully diluted basis), and in accordance with Staff Accounting Bulletin 51 (SAB 51), the Company recorded an increase to its investment in XM Radio of $129.5 million in 2000 and $80. 7 million in 1999. SAB 51 addresses the accounting for sales of stock by a subsidiary. Because XM Radio is a development stage company, SAB 51 requires the difference in the carrying amount of the Company’s investment in XM Radio and the net book value of XM Radio after the stock issuance be reflected in the financial statements of the Company as a capital transaction in the accompanying consolidated statements of stockholders’ equity (deficit).

      In January 1999 the Company issued to Baron Asset Fund (“Baron”), a stockholder and guarantor of our bank facility, a $21.5 million note convertible into shares of common stock of XM Radio (the “Convertible Note Payable to Related Party” or “Baron XM Radio Convertible Note”). The Company subsequently loaned approximately $21.4 million to XM Radio in exchange for XM Radio Common Stock and a note convertible into XM Radio shares (the “XM Radio Note Receivable”). On October 8, 1999, XM Radio completed its initial public offering of 10.2 million shares of Class A common stock, which triggered the conversion of the XM Radio Note Receivable into approximately 1.5 million shares of XM Radio Class B common stock. The Company opted to satisfy the Baron XM Radio Convertible Note by tendering the shares into which it would have been convertible in lieu of any cash payments. In January 2000, Baron exchanged this note into shares of XM Radio. See Note D — Subsequent Events.

Note C — Guarantees

      The Company has guaranteed various obligations of Motient Holdings. These guaranteed obligations include amounts borrowed under the Revolving Credit Facility, Vendor Financing Commitment, and obligations of Motient Holdings and its subsidiaries under certain vendor financing agreements, office lease agreements and various capital equipment leases.

      All wholly owned subsidiaries of the Company are subject to financing agreements that limit the amount of cash dividends and loans that can be advanced to the Company. At December 31, 2000, all of the subsidiaries’ net assets were restricted under these agreements. These restrictions will have an impact on the Company’s ability to pay dividends.

Note D — Subsequent Events

  Core Wireless Business

      As noted above, in January and February 2001, the Company sold, in two separate transactions, 2 million shares of its XM Radio Class A Common Stock, at an average price of $16.77 per share, for

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note D — Subsequent Events — (Continued)

total proceeds of $33.5 million. Approximately $8.5 million of the proceeds were used to repay and permanently reduce the Term Facility. In exchange for the guarantors agreeing to waive certain debt repayment obligations for the second sale of shares, the Company and the Guarantors have agreed that the first $16.5 million of proceeds received from the earlier of (i) the closing of the Satellite Ventures transaction and (ii) any other stated reduction event to occur in the year 2002 will be used to pay down the bank financing.

      In January 2001, the Company entered into an agreement, subject to certain conditions, to amend in several respects the terms of its June 2000 transaction involving Satellite Ventures. First, the Investors agreed, subject to certain conditions including approvals by the Federal Communications Commission (“FCC”), to invest an additional $50 million to become (in the aggregate) the owners of 40% of the outstanding interests of Satellite Ventures. The Investors will also have an option, exercisable through June 29, 2002, for an additional $40 million, to increase their ownership in Satellite Ventures to 50.66% (with each individual Investor’s stake being less than 20%). Second, upon closing of the transaction, TMI will contribute its satellite communications business assets to Satellite Ventures, along with Motient’s satellite business assets. TMI will become the owner of approximately 27% of the outstanding equity of Satellite Ventures and will also receive a cash payment of $7.5 million, as well as a $11.5 million 5-year note.

      Upon closing of these transactions, Motient Services will sell its remaining satellite assets to Satellite Ventures, in exchange for a cash payment of $45 million and a 5-year, $15 million note. Upon Closing, the Company will own approximately 33% of the outstanding interests and be the largest single shareholder of Satellite Ventures. A portion of Satellite Ventures’ cash payment to TMI at closing will be funded by the Company’s loan of $2.5 million, in exchange for a note back in the same amount.

      Under the original transaction, at any time until June 29, 2002, the Investors had certain rights to elect to convert their interests in Satellite Ventures into shares of Motient’s common stock at a conversion price which will be set at the time of exercise, between $12 and $20 per share, as specified in the June Investment Agreement. As part of the January agreement, this right remains in place, but is limited to an aggregate of $55 million.

      Under the terms of the bank facility waivers received by Motient in connection with the January 2001 agreement, half of all amounts to be received by Motient Services from Satellite Ventures in connection with Motient Services’ sale of its satellite business assets to Satellite Ventures, including the $45 million in cash and $15 million note receivable, will be used to repay outstanding amounts, and permanently reduce commitments, under Motient Holdings’ Revolving Credit Facility.

      The consummation of the transactions is subject to receipt of all necessary regulatory governmental approvals and consents, including, for example, approvals under the Hart-Scott-Rodino Antitrust Improvements Act, and FCC approvals with respect to both the transfer of Motient Services’ FCC licenses and Satellite Ventures’ plans for a new generation integrated satellite-terrestrial system, approvals by Canadian regulatory authorities with respect to the transfer of TMI’s communications licenses to the new venture, and other customary conditions relating to due diligence review, third party consents, and similar matters. Beginning in January 2002, if certain closing conditions have not occurred, the Company and TMI have certain rights to require the closing to proceed at such time, and if less than all of the Investors participate at such time, the Company and TMI may, under certain circumstances, purchase the interests in Satellite Ventures that would have otherwise been acquired by any such non-participating Investors.

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note D — Subsequent Events — (Continued)

  XM Radio

      In March 2001, XM Radio completed a follow-on offering of 7.5 million shares of Class A common stock, which yielded net proceeds of $72.0 million, and a concurrent offering of 7.75% convertible subordinated notes due 2006, convertible into shares of Class A common stock at a conversion price of $12.23 per share, which yielded net proceeds of $120.7 million.

SCHEDULE I

MOTIENT CORPORATION

Notes to Condensed Financial Statements — (Continued)

Note D — Subsequent Events — (Continued)

SCHEDULE II

MOTIENT CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

				Balance
	Balance at	Charged to Costs		at End
Description	Beginning of Year	and Expenses	Deductions	of Year

1998

Allowance for doubtful accounts	$1,930	$694	$(1,689)	$935
1999

Allowance for doubtful accounts	935	1,309	(1,019)	1,225
2000

Allowance for doubtful accounts	1,225	1,668	(1,576)	1,317

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Description

2.1	Agreement and Plan of Merger by and among Motient Corporation, MR Acquisition Corp. and Rare Medium Group, Inc., dated as of May 14, 2001 (Included in Appendix A to the joint proxy statement/prospectus included in this Registration Statement and filed as Exhibit 2.1 to the Current Report on Form 8-K/A, File No. 0-23044, filed with the SEC on May 15, 2001, and incorporated herein by reference).
2.2	Letter Agreement by and among Motient Corporation, MR Acquisition Corp. and Rare Medium Group, Inc., dated as of May 16, 2001 (Included in Appendix A to the joint proxy statement/prospectus included in this Registration Statement and filed as Exhibit 2.1a to the Current Report on Form 8-K, File No. 0-23044, filed with the SEC on May 18, 2001, and incorporated herein by reference).
2.3	Amendment to Agreement and Plan of Merger by and among Motient Corporation, MR Acquisition Corp. and Rare Medium Group, Inc. (Included in Appendix A to the joint proxy statement/prospectus included in this Registration Statement, and incorporated herein by reference).
3.1	Restated Certificate of Incorporation of Motient Corporation (as restated effective May 23, 2000) (Incorporated by reference to Exhibit 3.1 to Registration Statement of Motient Corporation on Form S-3 (File No. 333-42104)).
3.2	Form of Restated Certificate of Incorporation of Motient Corporation (Included as Appendix D to the joint proxy statement/prospectus contained in this Registration Statement).
3.3	Amended and Restated Bylaws of Motient Corporation (as amended and restated effective May 23, 2000) (Incorporated by reference to Exhibit 3.2 to the Registration Statement of Motient Corporation on Form S-3 (File No. 333-42104)).
*4.1	Form of Series A Preferred Stock Certificate of Motient Corporation.
**5.1	Opinion of General Counsel of Motient Corporation regarding the legality of the securities being registered.
9.1	Company Stockholder Voting Agreement by and between Motient Corporation and Apollo Investment Fund IV, L.P. (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Motient on May 24, 2001).
9.2	Company Stockholder Voting Agreement by and between Motient Corporation and Apollo Overseas Partners IV, L.P. (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Motient on May 24, 2001).
9.3	Company Stockholder Voting Agreement by and between Motient Corporation and AIF IV/RRRR L.L.C. (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Motient on May 24, 2001).
9.4	Acquiror Stockholder Voting Agreement by and between Rare Medium Group, Inc. and Hughes Electronics Corporation dated May 14, 2001 (Incorporated by reference to Exhibit 3 to the Schedule 13D filed by Rare Medium on May 23, 2001).
9.5	Acquiror Stockholder Voting Agreement by and between Rare Medium Group, Inc. and Motorola, Inc. dated May 14, 2001 (Incorporated by reference to Exhibit 4 to the Schedule 13D filed by Rare Medium on May 23, 2001).
9.6	Acquiror Stockholder Voting Agreement by and between Rare Medium Group, Inc. and Baron Capital Partners L.P. dated May 14, 2001 (Incorporated by reference to Exhibit 2 to the Schedule 13D filed by Rare Medium on May 23, 2001).

Exhibit
Number	Exhibit Description

*10.1	Amended and Restated Registration Rights Agreement by and among Motient Corporation, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., and AIF IV/RRRR LLC dated June 11, 2001.
10.2	Amended and Restated Stockholders’ Agreement dated as of December 1, 1993, between the Company and certain holders of its capital stock (Incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.3	Contract for an MSAT Spacecraft, dated December 7, 1990 between Motient Corporation and Hughes Aircraft Company, amended June 15, 1993 (Amendment Nos. 1 through 4) and further amended November 11, 1993 (Amendment No. 5), Motient Services Inc., as assignee of Motient Corporation, and Hughes Aircraft Company (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.4	Amendment No. 6 to the MSAT Spacecraft Contract, dated October 11, 1994, between Motient Services Inc., as assignee to Motient Corporation, and Hughes Aircraft Company (Incorporated by reference to Exhibit 10.3a to the Annual Report of Motient Corporation on Form 10-K for the fiscal year ended December 31, 1994 (File No. 0-23044)).
10.5	Mutual Final Release, dated October 11, 1994, between Motient Services Inc., Hughes Aircraft, Spar Aerospace Limited and Lockheed Missiles & Space Company, Inc. (Incorporated by reference to Exhibit 10.3b to Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1994 (File No. 0-23044)).
10.6	Amendment No. 7 to the MSAT Spacecraft Contract, dated October 11, 1994, between Motient Services Inc., as assignee to Motient Corporation, and Hughes Aircraft Company (Incorporated by reference to Exhibit 10.3c previously filed with the Annual Report on Form 10-K of Motient Corporation for the period ending December 31, 1997 (File No. 0-23044)).
10.7	Memorandum of Agreement for Satellite Capacity, dated February 17, 1992, between Motient Services Inc. and Telesat Mobile Inc., as amended by Amending Agreement dated October 18, 1993 among the Company, Motient Services Inc. and TMI Communications and Motient Corporation, Limited Partnership, as successor in interest to Telesat Mobile Inc., and as further amended by letter agreement dated October 18, 1993 (Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.8	Agreement for Cooperation in Joint Procurement of MSS Systems, dated September 19, 1988, between American Mobile Satellite Consortium Inc. and Telesat Mobile Inc. (Incorporated by reference to Exhibit 10.32 to Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.9	Right of First Offer Agreement dated as of November 30, 1993 among the Company, Hughes Communications Satellite Services, Inc., Singapore Telecommunications Ltd., Satellite Communications Investments Corporation, Space Technologies Investments, Inc., Satellite Mobile Telephone Company L.P., Transit Communications, Inc., MTel Space Technologies, L.P. and MTel Space Technologies Corporation (Incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).

Exhibit
Number	Exhibit Description

10.10	Amendment No. 1 dated June 28, 1996, to Right of First Offer Agreement among Motient Corporation, Hughes Communications Satellite Services, Inc., Singapore Telecommunications Ltd., Satellite Communications Investments Corporation, Space Technologies Investments, Inc., and Transit Communications, Inc. (Incorporated by reference to Exhibit XI to the Amended and Restated Schedule 13D dated July 1, 1996, filed by Hughes Communications Satellite Services, Inc., Hughes Communications, Inc., Hughes Aircraft Company, Hughes Electronics Corporation and General Motors Corporation with respect to shares of Common Stock, $.01 par value, of Motient Corporation).
10.11	Motient Corporation Stock Award Plan (as amended and restated effective May 23, 2000) (Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 of Motient Corporation (File No. 333-40566)).
10.12	Form of Nonstatutory Stock Option Agreement under the Stock Award Plan (Incorporated by reference to Exhibit 10.6a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.13	Employee Stock Purchase Plan, as amended May 23, 2000 (Included as Appendix E to the joint proxy statement/prospectus included in this Registration Statement and incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 of Motient Corporation(File No. 333-40566).
10.14	Form of Directors and Officers Indemnification Agreement (Incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1993 (File No. 0-23044)).
10.15	1994 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.53 to the Annual Report on Form 10-K of Motient Corporation filed for the period ended December 31, 1996 (File No. 0-23044)).
10.16	Form of Executive Agreements (Incorporated by reference to Exhibit 10.54 to the Annual Report on Form 10-K of Motient Corporation filed for the period ending December 31, 1996 (File No. 0-23044)).
10.17	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.13b to the Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1997 (File No. 0-23044)).
10.18	Mobile Terminal Production Agreement, dated October 6, 1992, between Motient Services Inc. and Westinghouse Electric Corporation acting through Westinghouse Electronic Systems Company (Incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.19	Amendment No. 1 to Mobile Terminal Production Agreement, dated November 21, 1994, between Motient Services Inc. and Westinghouse Electric Corporation acting through Westinghouse Electronic Systems Company (Incorporated by reference to Exhibit 10.17a to the Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1994 (File No. 0-23044)).
10.20	Amendment No. 2 to Mobile Terminal Production Agreement, dated January 23, 1995, between Motient Services Inc. and Westinghouse Electric Corporation acting through Westinghouse Electronic Systems Company (Incorporated by reference to Exhibit 10.17b to the Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1994 (File No. 0-23044)).

Exhibit
Number	Exhibit Description

10.21	Amendment No. 3 to Mobile Terminal Production Agreement, dated March 21, 1995, between Motient Services Inc. and Westinghouse Electric Corporation acting through Westinghouse Electronic Systems Company (Incorporated by reference to Exhibit 10.17c the Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1994 (File No. 0-23044)).
10.22	Mobile Termination Production Contract, dated November 30, 1992, between Motient Services Inc. and Mitsubishi Electric Corporation (Incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.23	Deed of Lease at Reston, Virginia, dated February 4, 1993 and amended June 21, 1993, between Motient Services Inc. and Trust Company of the West as Trustee (Incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.24	Amendment No. 4 to Deed of Lease, dated October 7, 1994, between Motient Services Inc. and Trust Company of the West as Trustee (Incorporated by reference to Exhibit 10.20a to the Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1994 (File No. 0-23044)).
10.25	Master Lease Agreement, dated June 23, 1993, between Motient Services Inc. and Digital Equipment Corporation and Amendment to Master Lease Agreement between Motient Services Inc. and Digital Equipment Corporation dated August 2, 1993 (Incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.26	Telemetry, Tracking and Control Satellite Service Agreement, dated as of August 5, 1993, between Motient Services Inc. and Hughes Communications Satellite Services, Inc. (Incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.27	Agreement dated as of December 14, 1992 between Motient Services Inc. and GTE Spacenet Corporation (Incorporated by reference to Exhibit 10.35 to the Registration Statement on Form S-1 of Motient Corporation (File No. 33-70468)).
10.28	Amendment No. 1 dated as of November 7, 1997 to the Agreement dated as of December 14, 1992, by GTE Spacenet Corporation and Motient Services Inc. (Incorporated by reference to Exhibit 10.65 previously filed with the Report on Form 10-K of Motient Corporation for the period ending December 31, 1997 (File No. 0-23044)).
10.29	Master Agreement dated March 30, 1994, between Washington International Teleport, Inc., and the Company (Incorporated by reference to Exhibit 10.36a to the Annual Report on Form 10-K of Motient Corporation for the fiscal year ended December 31, 1993 (File No. 0-23044)).
10.30	Contract Amendment No. A001, dated July 1, 1994, between Washington International Teleport, Inc., and Motient Corporation (Incorporated by reference to Exhibit 10.36b to the Quarterly Report on Form 10-Q of Motient Corporation for the period ending September 30, 1994 (File No. 0-23044)).
10.31	Contract Amendment No. A002, dated July 1, 1994, between Washington International Teleport, Inc., and the Company (Incorporated by reference to Exhibit 10.36c to the Quarterly Report on Form 10-Q of Motient Corporation for the period ending September 30, 1994 (File No. 0-23044)).
10.41	Asset Sale Agreement dated as of November 22, 1996, by and among Rockwell Collins, Inc., the Company and Motient Services Inc. (Incorporated by reference to Exhibit 10.61 to the Current Report on Form 8-K of Motient Corporation dated November 22, 1996, and filed on December 9, 1996 (File No. 0-23044)).

Exhibit
Number	Exhibit Description

10.42	Stock Purchase Agreement for the Acquisition of Motorola ARDIS Acquisition, Inc. and Motorola ARDIS, Inc. by Motient Holdings Inc., a Wholly-Owned Subsidiary of Motient Corporation, dated as of December 31, 1997 (Incorporated by reference to Exhibit 10.65 previously filed with the Report on Form 10-K of Motient Corporation for the period ending December 31, 1997 (File No. 0-23044)).
10.43	Amendment No. 1 dated March 31, 1998 to the Stock Purchase Agreement for the Acquisition of Motorola ARDIS Acquisition, Inc. and Motorola ARDIS, Inc. by Motient Holdings Inc., a Wholly-Owned Subsidiary of the Company (Incorporated by reference to Exhibit 4.2 to the Schedule 13D dated March 31, 1998, filed by Motorola, Inc.).
10.44	Participation Rights Agreement by and among Motorola, Inc., Motient Corporation, and the parties listed on Schedule A, dated as of December 31, 1997 (Incorporated by reference to Exhibit 10.65 previously filed with the Report on Form 10-K of Motient Corporation for the period ending December 31, 1997 (File No. 0-23044)).
10.45	Registration Rights Agreement by and among Motorola, Inc. and the Company dated as of March 31, 1998 (Incorporated by reference to Exhibit 4.4 to the Schedule 13D dated March 31, 1998, filed by Motorola, Inc.).
10.46	Credit Agreement by and between Motorola Inc. and ARDIS Company dated June 17, 1998 (Incorporated by reference to Exhibit 10.61 to Current Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 1998 (File No. 0-23044)).
10.47	Amendment No. 2, dated September 1, 2000, to the Credit Agreement, dated as of June 17, 1998, by and between Motorola, Inc. and Motient Communications Company (formerly known as ARDIS Company) (Incorporated by reference to Exhibit 10.22a to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended September 30, 2000 (File No. 0-23044)).
10.48	Assumption, Release, Amendment and Waiver Agreement by and among Motorola, Inc., Motient Communications Inc. and Motient Communications Company, dated as of December 29, 2000 (Incorporated by reference to Exhibit 10.22b to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.49	Indenture of Motient Holdings Inc., Series A and Series B, 12 1/4% Senior Notes Due 2008, dated March 31, 1998 (Incorporated by reference to Registration Statement on Form S-4 of Motient Corporation filed on May 15, 1998 (File No. 333-52777)).
10.50	Debt Registration Rights Agreement dated March 31, 1998 by and among Motient Holdings Inc., Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., TD Securities (USA) Inc. and BancAmerica Robertson Stephens, and guarantors party thereto (Incorporated by reference to Registration Statement on Form S-4 of Motient Corporation filed on May 15, 1998 (File No. 333-52777)).
10.51	Unit Agreement Among Motient Corporation, Motient Holdings Inc. and State Street Bank and Trust Company as Unit Agent, dated March 31, 1998 (Incorporated by reference to Registration Statement on Form S-4 of Motient Corporation filed on May 15, 1998 (File No. 333-52777)).
10.52	Warrant Agreement between Motient Corporation as Issuer and State Street Bank and Trust Company as Warrant Agent dated March 31, 1998 (Incorporated by reference to Registration Statement on Form S-4 of Motient Corporation filed on May 15, 1998 (File No. 333-52777)).
10.53	Warrant Registration Rights Agreement dated March 31, 1998 By and Among Motient Corporation and Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., T.D. Securities (USA) Inc., BancAmerica Robertson Stephens (Incorporated by reference to Registration Statement on Form S-4 of Motient Corporation filed on May 15, 1998 (File No. 333-52777)).

Exhibit
Number	Exhibit Description

10.54	Pledge and Security Agreement by and among Motient Holdings Inc., State Street Bank and Trust Company, as Trustee and State Street Bank and Trust Company, as Collateral Agent dated March 31, 1998 (Incorporated by reference to Registration Statement on Form S-4 of Motient Corporation filed on May 15, 1998 (File No. 333-52777)).
10.55	Guaranty Issuance Agreement, dated as of March 31, 1998, among Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. and the Company and Motient Holdings Inc. (Incorporated by reference to Exhibit 1 to the Schedule 13D dated March 31, 1998, filed by Hughes Communications Satellite Services, Inc.).
10.56	Amendment No. 1 to the Guaranty Issuance Agreement, dated as of January 15, 1999, among Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. and the Company and Motient Holdings Inc. (Incorporated by reference to Exhibit 10.29a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1998 (File No. 0-23044)).
10.57	Amendment No. 2 to the Guaranty Issuance Agreement, dated as of March 29, 1999, among Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. and the Company and Motient Holdings Inc. (Incorporated by reference to Exhibit 10.29b to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1998 (File No. 0-23044)).
10.58	Warrant No. 1 for the Purchase of 3,750,000 Shares (subject to adjustment) of Common Stock of Motient Corporation issued to Hughes Electronics Corporation, dated June 28, 1996 (Incorporated by reference to Exhibit XIII to the Amended and Restated Schedule 13D dated July 1, 1996, filed by Hughes Communications Satellite Services, Inc., Hughes Communications, Inc., Hughes Aircraft Company, Hughes Electronics Corporation and General Motors Corporation with respect to shares of Common Stock, $.01 par value, of the Motient Corporation).
10.59	Amendment No. 1 to the Warrant Certificate, dated as of March 27, 1997, by and among the Company and Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 4 to the Schedule 13D dated March 31, 1997, filed by Hughes Communications Satellite Services, Inc.).
10.60	Amendment No. 2 to the Warrant Certificate, dated as of March 31, 1998, by and among the Company and Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 4 to the Schedule 13D dated March 31, 1998, filed by Hughes Communications Satellite Services, Inc.).
10.61	Amendment No. 3 to the Warrant Certificates for the Purchase of Shares of Common Stock of the Company, dated as of April 1, 1999, by and among Motient Corporation and Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 10.29b to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1998 (File No. 0-23044)).
10.62	Amendment No. 4 to Warrant Certificates for the purchase of shares of common stock of Motient Corporation dated as of June 29, 2000 issued to each of Hughes Electronics Corporation and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 10.30d to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).

Exhibit
Number	Exhibit Description

10.63	Registration Rights Agreement dated as of June 28, 1996, among the Company, Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit XIV to the Amended and Restated Schedule 13D dated July 1, 1996, filed by Hughes Communications Satellite Services, Inc., Hughes Communications, Inc., Hughes Aircraft Company, Hughes Electronics Corporation and General Motors Corporation with respect to shares of Common Stock, $.01 par value, of the Company). (Incorporated by reference to Exhibit 10.57 to the Quarterly Report on Form 10-Q of Motient Corporation filed for the period ended June 30, 1996 (File No. 0-23044)).
10.64	Warrant for the Purchase of Shares of Common Stock of Motient Corporation, dated as of March 31, 1998 (Incorporated by reference to Exhibit 2 to the Schedule 13D dated March 31, 1998, filed by Hughes Communications Satellite Services, Inc.).
10.65	Amendment No. 1 to Warrant Certificates for the Purchase of Shares of Common Stock of the Company, dated as of April 1, 1999 by and among Hughes Electronics Corporation, Singapore Telecommunications Ltd. and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 10.29b to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1998 (File No. 0-23044)).
10.66	Amendment No. 2 to Warrant Certificates for the purchase of common stock of Motient Corporation dated as of June 29, 2000 issued to each of Hughes Electronics Corporation and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 10.32b to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).
10.67	Amended and Restated Registration Rights Agreement, dated as of March 31, 1998, among Motient Corporation and Hughes Electronics Corporation, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 3 to the Schedule 13D dated March 31, 1998, filed by Hughes Communications Satellite Services, Inc.).
10.68	Amendment No. 1, dated as of May 10, 1999, to Amended and Restated Registration Rights Agreement among the Company, Hughes Electronics, Singapore Telecommunications Ltd., and Baron Capital Partners, L.P. (Incorporated by reference to Exhibit 10.33a to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended March 31, 1999 (File No. 0-23044)).
10.69	Term Credit Agreement dated as of March 31, 1998 among the Company, Morgan Guaranty Trust Company of New York, Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.61 to the Current Report on Form 10-Q of Motient Corporation dated March 31, 1998 (File No. 0-23044)).
10.70	Amendment No. 1 and Waiver to Term Credit Agreement dated as of January 15, 1999 among Motient Corporation, Morgan Guaranty Trust Company of New York, Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.34a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1998 (File No. 0-23044)).
10.71	Waiver, dated as of May 21, 1999, under the Term Credit Agreement (Incorporated by reference to Exhibit 10.34b to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999 (File No. 0-23044)).

Exhibit
Number	Exhibit Description

10.72	Amendment No. 2 and Waiver of Term Credit Agreement and Amendment No. 1 of Term Loan Security and Pledge Agreement, dated as of November 15, 1999, by and among Motient Corporation, Morgan Guaranty Trust Company of New York, Toronto Dominion (Texas), Inc. and the other banks party thereto (Incorporated by reference to Exhibit 10.34c to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999 (File No. 0-23044)).
10.73	Waiver, dated as of June 27, 2000, under the Term Credit Agreement among Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and the other banks party thereto (Incorporated by reference to Exhibit 10.34d to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).
10.74	Waiver dated as of October 18, 2000 under the Term Credit Agreement dated March 31, 1998 among Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.34e to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.75	Waiver dated as of October 20, 2000 under the Term Credit Agreement dated March 31, 1998 among Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.34f to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.76	Waiver dated as of December 1, 2000 under the Term Credit Agreement dated March 31, 1998 among Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.34g to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.77	Waiver dated as of February 9, 2001 under the Term Credit Agreement dated March 31, 1998 among Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.34h to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.78	Revolving Credit Agreement dated as of March 31, 1998 among Motient Holdings Inc., Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.61 to the Current Report on Form 10-Q of Motient Corporation dated March 31, 1998 (File No. 0-23044)).
10.79	Amendment No. 1 and Waiver to Revolving Credit Agreement dated as of January 15, 1999 among Motient Holdings Inc., Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.35a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1998 (File No. 0-23044)).
10.80	Amendment No. 2 and Waiver of Revolving Credit Agreement and Amendment No. 1 of Subsidiary Guaranties, dated as of November 15, 1999, by and among Motient Holdings Inc., Motient Corporation, Morgan Guaranty Trust Company of New York, Toronto Dominion (Texas), Inc. and the other banks party thereto, and the Subsidiary Guarantors party thereto (Incorporated by reference to Exhibit 10.35b to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).

Exhibit
Number	Exhibit Description

10.81	Waiver, dated as of June 27, 2000, under the Revolving Credit Agreement among Motient Corporation, Motient Holdings Inc., Morgan Guaranty Trust Company of New York, and Toronto Dominion (Texas), Inc. and the other banks party thereto (Incorporated by reference to Exhibit 10.35c to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).
10.82	Waiver dated as of October 18, 2000 under the Revolving Credit Agreement dated March 31, 1998 among Motient Holdings Inc., Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.35d to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.83	Waiver dated as of October 20, 2000 under the Revolving Credit Agreement dated March 31, 1998 among Motient Holdings Inc., Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.35e to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.84	Waiver dated as of December 1, 2000 under the Revolving Credit Agreement dated March 31, 1998 among Motient Holdings Inc., Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.35f to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.85	Waiver dated as of February 9, 2001 under the Revolving Credit Agreement dated March 31, 1998 among Motient Holdings Inc., Motient Corporation, Morgan Guaranty Trust Company of New York and Toronto Dominion (Texas), Inc. and other banks party thereto (Incorporated by reference to Exhibit 10.35g to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
10.86	1999 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 of Motient Corporation (File No. 333-88807)).
10.87	Exchange Agreement, dated June 7, 1999, by and among Motient Corporation, WorldSpace, Inc., XM Satellite Radio Holdings Inc., and Noah A. Samara, as trustee of XM Ventures (Incorporated by reference to Exhibit 2.1 to the Report on Form 8-K of Motient Corporation dated July 9, 1999 (File No. 0-23044)).
10.89	Registration Rights Agreement, dated July 7, 1999, by and among XM Satellite Radio Holdings Inc. (“XM Radio”), Motient Corporation, Baron Asset Fund series (“Baron”), Clear Channel Investments, Inc. (“Clear Channel”), Columbia XM Radio Partners, LLC (“Columbia”), DIRECTV Enterprises, Inc. (“DIRECTV”), General Motors Corporation (“GM”), Madison Dearborn Capital Partners III, L.P. (“Madison Capital”), Madison Dearborn Special Equity III, L.P. (“Madison Equity”), Special Advisors Fund I, LLC (“Madison Advisors,” and, collectively with Madison Capital and Madison Equity, “Madison”), and Telcom-XM Investors, L.L.C. (“Telcom”) (Incorporated by reference to Exhibit 99.2 to the Report on Form 8-K of Motient Corporation dated July 9, 1999 (File No. 0-23044)).
10.90	Shareholders Agreement, dated July 7, 1999, by and among XM Radio, Motient Corporation, Baron, Clear Channel, Columbia, DIRECTV, GM, Madison Equity, Madison Capital, Madison Advisors, and Telcom (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K of Motient Corporation dated July 9, 1999 (File No. 0-23044)).

Exhibit
Number	Exhibit Description

10.91	Amended and Restated Shareholders’ Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunityFund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., DIRECTV Enterprises, Inc., Columbia XM Satellite Partners III, LLC, General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc., and Telcom-XM Investors, L.L.C. (Incorporated by reference to Exhibit 10.1 to Amendment No. 1 to XM Radio’s Registration Statement on Form S-1 (File No. 333-39176)).
10.92	Note Purchase Agreement, dated as of June 7, 1999, by and among XM Radio and each of Clear Channel, GM, Columbia, DIRECTV, Madison Capital, Madison Advisors, and Madison Equity, and Telcom (Incorporated by reference to Exhibit 99.3 to the Report on Form 8-K of Motient Corporation dated July 9, 1999 (File No. 0-23044)).
10.93	Investment Agreement dated as of June 22, 2000, by and among the Company, Motient Satellite Ventures LLC, and certain other investors (Incorporated by reference to Exhibit 10.41 to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).
10.94	Asset Sale Agreement between Motient Satellite Ventures LLC and Motient Services Inc. dated as of June 29, 2000 (Incorporated by reference to Exhibit 10.42 to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).
10.95	Amendment No. 1, dated as of November 29, 2000, to Asset Sale Agreement, dated as of June 29, 2000, between Motient Satellite Ventures LLC and Motient Services Inc. (Incorporated by reference to Exhibit 10.42a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.96	Amended and Restated Asset Sale Agreement, dated as of January 8, 2001, between Mobile Satellite Ventures LLC and Motient Services Inc. (Incorporated by reference to Exhibit 10.42b to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.97	Research and Development, Marketing and Service agreement, dated as of June 29, 2000, by and between Motient Satellite Ventures LLC and Motient Services Inc. (Incorporated by reference to Exhibit 10.43 to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).
10.98	Amendment, dated as of January 8, 2001, to Research and Development, Marketing and Service Agreement (Incorporated by reference to Exhibit 10.43a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.99	First Amended and Restated Limited Liability Company Agreement of Motient Satellite Ventures LLC dated as of June 29, 2000 (Incorporated by reference to Exhibit 10.44 to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).
10.100	Amendment, dated December 19, 2000, to First Amended and Restated Limited Liability Company Agreement of Mobile Satellite Ventures LLC (Incorporated by reference to Exhibit 10.44a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.101	Registration Rights Agreement, dated as of June 29, 2000, by and among Motient Corporation and certain holders of securities convertible into or exchangeable for Motient Common Stock (Incorporated by reference to Exhibit 10.45 to the Quarterly Report on Form 10-Q of Motient Corporation for the quarter ended June 30, 2000 (File No. 0-23044)).

Exhibit
Number	Exhibit Description

10.102	Amendment, dated as of January 8, 2001, to Registration Rights Agreement dated as of June 29, 2000 (Incorporated by reference to Exhibit 10.45a to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.103	Asset Sale Agreement, dated November 29, 2000, by and among the Company, Motient Services Inc. and Aether Systems, Inc. (Incorporated by reference to Exhibit 10.46 to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.104	Escrow Agreement, dated as of November 29, 2000, by and among Motient Services Inc., Aether Systems, Inc. and Sun Trust Bank (Incorporated by reference to Exhibit 10.47 to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.105	January 2001 Investment Agreement, dated as of January 8, 2001, by and among Motient Corporation, Mobile Satellite Ventures LLC, TMI Communications and Company, Limited Partnership, and the other investors named therein (Incorporated by reference to Exhibit 10.48 to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.106	Restoral Capacity Letter Agreement, dated January 8, 2001, between Motient Services Inc. and TMI Communications and Company, Limited Partnership (Incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.107	Document Standstill and Termination Agreement, dated as of January 8, 2001, by and among Motient Corporation, Mobile Satellite Ventures LLC, Motient Services Inc., and certain investors named therein (Incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 1999).
10.108	Letter Agreement dated April 2, 2001, between Motient Corporation and Hughes Electronics Corporation, Baron Capital Partners, L.P., and Singapore Telecommunications Ltd. (Incorporated by reference to Exhibit 10.30e to the Motient Corporation’s Quarterly Report on Form 10-Q, File No. 0-23044, for the quarterly period ended March 31, 2001, and incorporated herein by reference).
10.109	Letter Agreement dated April 2, 2001, between Motient Corporation and Hughes Electronics Corporation, Baron Capital Partners, L.P., and Singapore Telecommunications Ltd. (Incorporated by reference to Exhibit 10.32c to the Motient Corporation’s Quarterly Report on Form 10-Q, File No. 0-23044, for the quarterly period ended March 31, 2001).
10.110	Waiver, dated April 2, 2001, under the Term Credit Agreement, by and among Motient Corporation, Morgan Guaranty Trust Company of New York, Toronto Dominion (Texas), Inc., and the other banks party thereto (Incorporated by reference to Exhibit 10.34I to the Motient Corporation’s Quarterly Report on Form 10-Q, File No. 0-23044, for the quarterly period ended March 31, 2001).
10.111	Waiver, dated April 2, 2001, under the Revolving Credit Agreement, by and among Motient Corporation, Motient Holdings Inc., Morgan Guaranty Trust Company of New York, Toronto Dominion (Texas), Inc., and the other banks party thereto (Incorporated by reference to Exhibit 10.35h to the Motient Corporation’s Quarterly Report on Form 10-Q, File No. 0-23044, for the quarterly period ended March 31, 2001).
*10.112	Note Purchase Agreement dated as of April 2, 2001 between Motient Corporation and Rare Medium Group, Inc.
*10.113	Agreement dated May 14, 2001 among Glenn Meyers, Motient Corporation and Rare Medium.

Exhibit
Number	Exhibit Description

10.114	Amendment to Employment Agreement, dated as of February 15, 2001, between Rare Medium Group, Inc. and Craig Chesser (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Rare Medium for the quarterly period ended March 31, 2001 (File No. 0-23044)).
10.115	Amendment to Employment Agreement, dated as of February 15, 2001, between Rare Medium Group, Inc. and Michael Hultberg (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Rare Medium for the quarterly period ended March 31, 2001 (File No. 0-23044)).
10.116	Amendment to Employment Agreement, dated as of February 15, 2001, between Rare Medium Group, Inc. and Robert C. Lewis (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Rare Medium for the quarterly period ended March 31, 2001 (File No. 0-23044)).
10.117	Rare Medium Group, Inc. Amended and Restated Equity Plan for Directors (Incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K of Rare Medium Group, Inc. for the year ended December 31, 1998).
10.118	Rare Medium Group, Inc. Amended and Restated 1998 Long-Term Incentive and Plan (Incorporated by reference to Exhibit 4(d) to the Form S-8 of Rare Medium Group, Inc. filed on November 3, 2000).
10.119	Form of Series 2-A Warrant of Rare Medium Group, Inc. (Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K of Rare Medium Group, Inc. filed on June 21, 1999).
*10.120	Amendment No. 3 of Revolving Credit Agreement, Waiver of Revolving Credit Agreement and Term Credit Agreement and Termination and Release of Shareholder Guarantors dated as of May 14, 2001 among Motient Corporation, Motient Holdings Inc., Toronto Dominion (Texas), Inc., Morgan Guaranty Trust Company of New York, Hughes Electronics Corporation, Baron Capital Partners, L.P., Singapore Telecommunications Ltd. and the other bank parties thereto.
21.1	Subsidiaries of Motient Corporation (Incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K of Motient Corporation for the year ended December 31, 2000).
23.1	Consent of General Counsel to Motient Corporation (Included in Exhibit 5.1).
**23.2	Consent of Arthur Andersen LLP.
**23.3	Consent of KPMG LLP (New York).
**23.4	Consent of KPMG LLP (McLean).
*23.5	Consent of J.P. Morgan Securities, Inc.
**23.6	Consent of Credit Suisse First Boston Corporation.
24.1	Power of Attorney (included on the signature pages of the Registration Statement)
†99.1	Consent of Rare Medium Group, Inc. director nominees.
99.2	Press Release dated May 14, 2001 (Filed as Exhibit 99.1 to the Current Report on Form 8-K of Motient Corporation, File No. 0-23044, filed with the SEC on May 14, 2001, and incorporated herein by reference).
†99.3	Form of Proxy for Special Meeting of Stockholders of Motient Corporation.
†99.4	Form of Proxy for Special Meeting of Stockholders of Rare Medium Group, Inc.
*99.5	Form of Affiliate Agreement.

 *  previously filed
**filed herewith
 †  to be filed by amendment